As filed with the Securities and Exchange Commission on August 8, 2024

Registration Statement No. 333-279368

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KINTARA THERAPEUTICS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	2834	99-0360497
(Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9920 Pacific Heights Blvd, Suite 150

San Diego, CA 92130

(858) 350-4364

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Kintara Therapeutics, Inc.

9920 Pacific Heights Blvd, Suite 150

San Diego, CA 92121

Attention: Robert E. Hoffman

Chief Executive Officer

(858) 350-4364

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven M. Skolnick, Esq. Michael J. Lerner, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (212) 262-6700	Curt P. Creely, Esq. Garrett F. Bishop, Esq. Foley & Lardner LLP 100 North Tampa Street, Suite 2700 Tampa, Florida 33602 (813) 229-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and on completion of the business combination described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities described herein may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED AUGUST 8, 2024

KINTARA THERAPEUTICS, INC.

9920 Pacific Heights Blvd, Suite 150

San Diego, CA 92130

To the Stockholders of Kintara Therapeutics, Inc. and TuHURA Biosciences, Inc.,

On behalf of the Kintara Therapeutics, Inc. (“Kintara”) board of directors, we are pleased to enclose the proxy statement/prospectus for the proposed acquisition of TuHURA Biosciences, Inc. by Kintara and the related facilitating transactions.

As previously announced, Kintara, Kayak Mergeco, Inc., a wholly-owned subsidiary of Kintara incorporated in the State of Delaware (“Merger Sub”), and TuHURA Biosciences, Inc., a Delaware corporation (“TuHURA”), entered into an Agreement and Plan of Merger, dated April 2, 2024 (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into TuHURA, with TuHURA surviving the merger and becoming a wholly-owned direct subsidiary of Kintara (the “Merger”). The Merger will result in a publicly-traded company focused on advancing TuHURA’s personalized cancer vaccine(s) and bi-functional antibody drug conjugates, two technologies that seek to overcome the major obstacles that limit the effectiveness of current immunotherapies in treating cancer. In addition, the combined company will continue the REM-001 program, which is currently enrolled in an NIH-sponsored and funded open label 15-patient study in cutaneous metastatic breast cancer. Once 10 patients are enrolled and tracked in this study to determine whether a lower dose of REM-001 has an acceptable safety profile and elicits a treatment effect similar to that seen in prior REM-001 studies, the combined company expects to enroll the remaining patients and complete the trial and thereafter evaluate whether the REM-001 technology has potential future value that could be realized by the combined company.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each then-outstanding share of common stock, par value $0.001 per share, of TuHURA (the “TuHURA Common Stock”) (other than shares held in treasury and Dissenting Shares (as defined in the Merger Agreement)) will be converted into and become exchangeable for a number of shares of common stock, par value $0.001 per share, of Kintara (the “Kintara Common Stock”) calculated in accordance with the Merger Agreement, (b) each then-outstanding option to purchase TuHURA Common Stock will be assumed and converted by Kintara into an option to purchase shares of Kintara Common Stock, subject to certain adjustments as set forth in the Merger Agreement, and (c) each then-outstanding warrant to purchase shares of TuHURA Common Stock will be converted into and exchangeable for a warrant of like tenor entitling the holder to purchase shares of Kintara Common Stock, subject to certain adjustments as set forth in the Merger Agreement.

As a result of the Merger, existing equityholders of TuHURA will own approximately 97.15% of the combined company (or 94.55% of the combined company after giving effect to the issuance of the shares underlying the contingent value rights to be received by certain of Kintara’s equityholders) and the existing equityholders of Kintara would own approximately 2.85% of the combined company (or 5.45% of the combined company after giving effect to the issuance of the shares underlying the contingent value rights to be received by certain of Kintara’s equityholders). See the section entitled “The Merger Agreement” on page 161 of the attached proxy statement/prospectus for further information on the consideration being paid to the equityholders of TuHURA. Kintara’s Common Stock is currently listed on the Nasdaq Capital Market, under the symbol “KTRA.” After completion of the Merger, Kintara will be renamed “TuHURA Biosciences, Inc.” and it is expected that the common stock of the combined company will trade on the Nasdaq Capital Market under the symbol “HURA.”

The consummation of the Merger is conditioned on, among other things, the listing approval for the combined company’s securities on the Nasdaq Capital Market. Pursuant to the Merger Agreement, Kintara agreed, subject to Kintara stockholder approval, to effect a reverse stock split to ensure the Kintara Common Stock will be able to meet the $4.00 minimum bid price initial listing requirement.

August 7, 2024, the last trading day before the date of this proxy statement/prospectus, the closing sale price of Kintara Common Stock was $0.17 per share.

Kintara will seek the stockholder approvals necessary to complete the Merger and other matters at its special meeting of stockholders. The special meeting will be held via the internet at www.viewproxy.com/kintarasm/2024 on [  ], 2024, at [  ], Eastern time, unless postponed or adjourned to a later date. At the Kintara special meeting of stockholders, Kintara will ask its stockholders to, among other things, approve the conversion of Kintara from a Nevada corporation to a Delaware corporation, approve the issuance of shares of Kintara Common Stock as consideration in the Merger, approve increasing the number of authorized shares and approve effecting a reverse stock split of Kintara Common Stock at a ratio in the range from 1-for-20 to 1-for-40, with such specific ratio to be determined solely by the Kintara board of directors following the special meeting, each as described in this proxy statement/prospectus.

The consummation of the Merger is also conditioned on, among other things, the approval of the Merger by TuHURA stockholders. No meeting of TuHURA stockholders to adopt the Merger Agreement and approve the merger and related transactions will be held. Instead, it is anticipated that the requisite TuHURA stockholders will adopt the Merger Agreement and approve the merger and related transactions by signing and returning to TuHURA a written consent following Kintara’s registration statement on Form S-4, of which this proxy statement/prospectus is a part, being declared effective by the Securities and Exchange Commission. TuHURA stockholders, including those who are parties to support agreements, will be requested to execute such written consent providing such approvals. As described in this proxy statement/prospectus, the officers and directors of Kintara entered into support agreements with TuHURA and Kintara whereby such stockholders agreed to vote all of their shares of common stock of Kintara in favor of approving the proposals described in this proxy statement/prospectus. Additionally, as further described in this proxy statement/prospectus, certain stockholders of TuHURA entered into a support agreement with TuHURA and Kintara whereby such stockholders agreed to vote all of their shares of common stock of TuHURA in favor of approving the Merger.

After careful consideration, the Kintara and TuHURA boards of directors have unanimously approved the Merger Agreement and the related transactions and the Kintara board of directors has approved the other proposals described in this proxy statement/prospectus, and determined that it is advisable and in the best interests of its stockholders to consummate the Merger. The Kintara board of directors of Kintara recommends that its stockholders vote “FOR” the proposals described in this proxy statement/prospectus.

More information about Kintara, TuHURA and the proposed merger and related transactions is contained in this proxy statement/prospectus. We urge you to read the accompanying proxy statement/prospectus, including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 27 OF THIS PROXY STATEMENT/PROSPECTUS.

On behalf of our boards of directors, we thank you for your support and look forward to the successful completion of the Merger.

Sincerely,	Sincerely,

Robert E. Hoffman	Dr. James Bianco
Chief Executive Officer	President, Chief Executive Officer

Kintara Therapeutics, Inc.	TuHURA Biosciences, Inc.

The accompanying proxy statement/prospectus is dated   , 2024 and is first being mailed to the stockholders of Kintara and stockholders of TuHURA on or about that date.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE MERGER, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGER OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

KINTARA THERAPEUTICS, INC.

9920 Pacific Heights Blvd, Suite 150

San Diego, CA 92121

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [  ], 2024

To the Stockholders of Kintara Therapeutics, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “Kintara Special Meeting”) of Kintara Therapeutics, Inc., a Nevada corporation (“Kintara,” “we,” “our” or “us”), will be held on [ ], 2024, at [ ], Eastern time. The Kintara Special Meeting will be held via the Internet. Stockholders will be able to listen to the meeting live, submit questions and vote online regardless of location via the Internet at www.viewproxy.com/kintarasm/2024. You will be able to attend the Kintara Special Meeting by first registering at www.viewproxy.com/kintarasm/2024. You will receive a meeting invitation by e-mail with your unique join link along with a password prior to the meeting date. You will not be able to attend the Kintara Special Meeting in person. Only stockholders who hold shares of Kintara common stock, $0.001 par value per share (“Kintara Common Stock”) or Series C Preferred Stock of Kintara, $0.001 par value per share (“Kintara Series C Preferred Stock”), at the close of business on [ ], 2024, the record date for the Kintara Special Meeting, are entitled to vote at the Kintara Special Meeting and any adjournments or postponements of the Kintara Special Meeting.

The Kintara Special Meeting is being held for the following purposes:

1.

The “Nasdaq Proposal”—to approve, pursuant to the rules of the Nasdaq Stock Market, the issuance of the Merger Shares (as defined below) pursuant to the terms of the Merger Agreement (as described in more detail herein);

2.

The “Reverse Stock Split Proposal”—to approve, pursuant to NRS 78.2055, a reverse stock split of only the outstanding shares of Kintara Common Stock and other outstanding securities of Kintara Common Stock (with no change to the authorized capital stock of Kintara), at a ratio in the range from 1-for-20 to 1-for-40, with such ratio to be determined by the Kintara board of directors and with such reverse stock split to be effected at such time and date as determined by the Kintara board of directors in its sole discretion;

3.

The “Charter Proposal”—to approve an amendment to the Kintara Charter (as defined below) to increase the number of authorized shares of Kintara to be effected at such time and date as determined by the Kintara board of directors in its sole discretion;

4.	The “2024 Equity Plan Proposal”—to adopt a new equity compensation plan (the “2024 Plan”);

5.

The “Reincorporation Proposal”—to approve the reincorporation of Kintara from the State of Nevada to the State of Delaware and the plan of conversion attached to the proxy statement/prospectus accompanying this notice as Annex D including the certificate of incorporation of Kintara-Delaware accompanying this notice as Annex G (such plan of conversion, the “Plan of Conversion” and such certificate of incorporation, the “Delaware Certificate of Incorporation”);

6.

The “Golden Parachute Proposal”—to approve on an advisory (non-binding) basis, certain compensation payments that will or may be made by Kintara to its named executive officer in connection with the Merger (the “Golden Parachute Compensation Proposal”); and

7.

The “Adjournment Proposal”—to approve the adjournment of the Kintara Special Meeting in the event that the number of shares of Kintara Common Stock and Kintara Series C Preferred Stock present or represented by proxy at the Kintara Special Meeting and voting “FOR” the adoption of Proposals No. 1 through 6 are insufficient to approve such proposals.

After careful consideration, Kintara’s board of directors has unanimously determined that the form, terms and provisions of the Merger Agreement, including the Merger, are advisable and in the best interests of Kintara and its stockholders, and unanimously recommends you vote “FOR” Proposals No. 1 through 6 (the “Kintara Proposals”), as well as the Adjournment Proposal.

Kintara will transact no other business at the Kintara Special Meeting, except such business as may properly be brought before the Kintara Special Meeting or any adjournment or postponement thereof. Please refer to the proxy statement/prospectus of which this notice is a part for further information with respect to the business to be transacted at the Kintara Special Meeting.

A quorum of Kintara’s stockholders is necessary to hold a valid meeting. The holders of at least one-third (1/3) of the voting power of the capital stock issued and outstanding and entitled to vote at the Kintara Special Meeting as of the record date, represented in person or by proxy, will constitute a quorum for the transaction of business at the Kintara Special Meeting. Kintara will include proxies marked as abstentions and broker non-votes to determine the number of shares present at the Kintara Special Meeting.

The approval of each of the Charter Proposal and the Reincorporation Proposal requires the affirmative vote of holders of a majority of the voting power of Kintara (which will include outstanding shares of Kintara Common Stock and Kintara Series C Preferred Stock, on an as-converted to Kintara Common Stock basis voting together as a single class). Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Charter Proposal and the Reincorporation Proposal.

The approval of each of the Reverse Stock Split Proposal, the Nasdaq Proposal, the 2024 Equity Plan Proposal, the Golden Parachute Proposal and the Adjournment Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Kintara Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Reverse Stock Split Proposal, the Nasdaq Proposal, the 2024 Equity Plan Proposal, the Golden Parachute Proposal, and the Adjournment Proposal.

Completion of the Merger is conditioned upon, among other things, approval of the Nasdaq Proposal, the Reverse Stock Split Proposal, the Charter Proposal, the 2024 Equity Plan Proposal and the Reincorporation Proposal. Further, the consummation of the Merger is conditioned on, among other things, the adoption of the Merger Agreement by the TuHURA stockholders.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the financial statements and annexes attached thereto) for a more complete description of the proposed Merger and related transactions and each of our proposals. We encourage you to read this proxy statement/prospectus carefully in its entirety. In particular, we urge you to read carefully the section entitled “Risk Factors” beginning on page 27 of the accompanying proxy statement/prospectus. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Alliance Advisors LLC, at 866-619-8907; banks and brokers can call collect at 866-619-8907.

Your vote is very important, regardless of the number of shares of Kintara Common Stock or Kintara Series C Preferred Stock that you own. Even if you plan to attend the Kintara Special Meeting, we request that you complete, sign, date and return the enclosed proxy card in the envelope provided, or submit your proxy by telephone or the Internet prior to the Kintara Special Meeting, and thus ensure that your shares will be represented and voted at the Kintara Special Meeting if you later become unable to attend. If your shares are held in a stock brokerage account or by a bank or other nominee, please follow the instructions that you receive from your broker, bank or other nominee to vote your shares.

By Order of the Board of Directors,

Robert E. Hoffman
, 2024	Chief Executive Officer

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC, by Kintara (the “Registration Statement”), constitutes a prospectus of Kintara under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of Kintara Common Stock to be issued if the Merger described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, with respect to the Kintara Special Meeting at which Kintara stockholders will be asked to consider and vote upon the Kintara Proposals and certain other related matters.

You should rely only on the information contained in this proxy statement/prospectus. Kintara has not authorized anyone to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth above on the cover page of this proxy statement/prospectus, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Neither the mailing of this proxy statement/prospectus to Kintara stockholders nor the issuance by Kintara of shares of Kintara Common Stock as consideration pursuant to the Merger Agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning Kintara contained in this proxy statement/prospectus has been provided by Kintara, and the information concerning TuHURA contained in this proxy statement/prospectus has been provided by TuHURA.

FREQUENTLY USED TERMS

In this document:

“Closing” means the consummation of the Merger.

“Closing Date” means the date on which the Closing occurs.

“CMC” stands for chemistry, manufacturing, and controls and covers the various procedures used to assess the physical and chemical characteristics of biopharmaceutical products, and to ensure their quality and consistency during manufacturing.

“Code” means the Internal Revenue Code of 1986, as amended.

“combined company” means, as the context requires, Kintara-Delaware and its subsidiaries following the Closing.

“CVR” means the contingent value right for each outstanding share of Kintara Common Stock held by such stockholder immediately prior to the Effective Time (or in the case of certain warrants to purchase shares of Kintara Common Stock or Kintara Series C Preferred Stock that are entitled to receive CVRs, each share of Kintara Common Stock for which such warrant to purchase shares of Kintara Common Stock or Kintara Series C Preferred Stock is exercisable or convertible, as applicable) with each such CVR entitling the holder thereof to receive its portion of the CVR Shares.

“CVR Agreement” means the Contingent Value Rights Agreement, as such meaning is ascribed to it in Section 3.6 of the Merger Agreement.

“CVR Shares” means 53,897,125 shares of Kintara Common Stock.

“DGCL” means the Delaware General Corporation Law.

“Effective Time” means the effective time of the Merger.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, as those terms are defined and further described in the Merger Agreement, which has the effect and purpose of determining the number of shares to be issued to pre-Merger TuHURA stockholders (or issuable to pre-Merger TuHURA option and warrant holders in respect of such options and warrants) based on the relative valuations and fully-diluted shares of each of Kintara and TuHURA as of immediately prior to the Closing. For purposes of calculating the Exchange Ratio, (i) shares of Kintara Common Stock underlying Kintara stock options and warrants outstanding as of immediately prior to the Closing with an exercise price per share of greater than or equal to $0.20 (subject to adjustment pursuant to the Merger Agreement) will be disregarded, (ii) all shares of Kintara Preferred Stock will be deemed outstanding on an “as converted” to Kintara Common Stock basis and (iii) all shares of TuHURA Common Stock underlying outstanding TuHURA stock options, and warrants will be deemed to be outstanding.

“GAAP” means United States generally accepted accounting principles.

“Key TuHURA Stockholders” means the officers, directors and stockholders of TuHURA who, in their capacity as stockholders of TuHURA, executed a TuHURA Support Agreement. The Key TuHURA Stockholders are the only TuHURA stockholders necessary to approve the Merger.

-i-

“Kintara” or “Parent” means, as the context requires Kintara Therapeutics, Inc., a Nevada corporation, prior to the Reincorporation, and Kintara-Delaware, following the consummation of the Reincorporation.

“Kintara-Delaware” means Kintara following the consummation of the Reincorporation.

“Kintara Bylaws” means the Amended and Restated Bylaws of Kintara.

“Kintara Charter” means the Articles of Incorporation of Kintara, as amended.

“Kintara Common Stock” means, as the context requires, Kintara’s common stock, par value $0.001 per share, prior to the Reincorporation, and Kintara-Delaware’s common stock, par value $0.001 per share, following the consummation of the Reincorporation.

“Kintara Proposals” means:

•

Proposal No. 1—to approve, pursuant to the rules of the Nasdaq Stock Market as described herein, the issuance of the Merger Shares pursuant to the terms of the Merger Agreement and the transactions contemplated therein (the “Nasdaq Proposal”);

•

Proposal No. 2—to approve, pursuant to NRS 78.2055, a reverse stock split of only the outstanding shares of Kintara Common Stock and other outstanding securities of Kintara Common Stock (with no change to the authorized capital stock of Kintara), at a ratio in the range from 1-for-20 to 1-for-40, with such ratio to be determined by the Kintara board of directors and with such reverse stock split to be effected at such time and date as determined by the Kintara board of directors in its sole discretion (the “Reverse Stock Split Proposal”);

•

Proposal No. 3—to approve an amendment to the Kintara Charter to increase the number of authorized shares of Kintara to be effected at such time and date as determined by the Kintara board of directors in its sole discretion (the “Charter Proposal”);

•	Proposal No. 4—to adopt the 2024 Plan (the “2024 Equity Plan Proposal”);

•

Proposal No. 5—to approve the reincorporation of Kintara from the State of Nevada to the State of Delaware and the plan of conversion attached to the proxy statement/prospectus accompanying this notice as Annex D including the certificate of incorporation of Kintara-Delaware accompanying this notice as Annex G (such plan of conversion, the “Plan of Conversion” and such certificate of incorporation, the “Delaware Certificate of Incorporation”) (the “Reincorporation Proposal”);

•

Proposal No. 6—to approve on an advisory (non-binding) basis, certain compensation payments that will or may be made by Kintara to its named executive officer in connection with the Merger (the “Golden Parachute Compensation Proposal”); and

•

Proposal No. 7—to approve the adjournment of the Kintara Special Meeting in the event that the number of shares of Kintara Common Stock and Kintara Series C Preferred Stock present or represented by proxy at the Kintara Special Meeting and voting “FOR” the adoption of Proposals No. 1 through 6 are insufficient to approve such proposals (the “Adjournment Proposal”).

“Kintara Series A Preferred Stock” means Kintara’s Series A Preferred Stock, par value $0.001 per share.

“Kintara Series C Preferred Stock” means, collectively, Kintara’s Series C-1 Preferred Stock, par value $0.001 per share, Kintara’s Series C-2 Preferred Stock, par value $0.001 per share, and Kintara’s Series C-3 Preferred Stock, par value $0.001 per share, with each series convertible into shares of Kintara Common Stock.

“Kintara Special Meeting” means the special meeting of Kintara stockholders to consider and vote upon the Kintara Proposals and related matters and any adjournment or postponement thereof.

“Kintara Stockholder Approval” means the approval by the stockholders of Kintara of the Kintara Proposals.

-ii-

“Kintara Support Agreement” means the Stockholder Support Agreement, dated as of April 2, 2024, by and among Kintara, TuHURA and each Kintara officer and director.

“Kintara Warrants” means the warrants to purchase shares of Kintara Common Stock or Kintara Series C Preferred Stock, as applicable, each of which is outstanding immediately prior to the Closing.

“Merger” means, pursuant to the Merger Agreement, the merging of Merger Sub with and into TuHURA, with TuHURA surviving the Merger as a wholly-owned subsidiary of Kintara.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of April 2, 2024, as may be amended from time to time, by and among Kintara, TuHURA and Merger Sub.

“Merger Shares” means, for each share of TuHURA Common Stock issued and outstanding immediately prior to the Closing (other than shares held in treasury or dissenting shares), the number of shares of Kintara Common Stock equal to the Exchange Ratio for which such TuHURA Common Stock will be converted into and exchanged.

“Merger Sub” means Kayak Mergeco, Inc., a Delaware corporation.

“NRS” means the Nevada Revised Statutes.

“prospectus” means the prospectus included in the Registration Statement on Form S-4 (Registration No. 333- ) filed with the SEC.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“total voting shares outstanding” means the sum of (a) the shares of Kintara Common Stock outstanding and (b) the shares of Kintara Common Stock resulting from the conversion of shares of Kintara Series C Preferred Stock on an as-converted basis and in accordance with the terms of such Series C Preferred Stock including the applicable conversion ratio. As of the record date, there were [ ] total voting shares outstanding comprised of [ ] shares of Kintara Common Stock and [ ] shares of Kintara Common Stock on an as-converted basis from Series C Preferred Stock.

“TuHURA” means TuHURA Biosciences, Inc., a Delaware corporation.

“TuHURA Common Stock” means TuHURA’s common stock, par value $0.0001 per share.

“TuHURA July 2024 Private Placement” means that certain private offering by TuHURA of TuHURA Common Stock with one or more accredited investors in the aggregate amount of $5.0 million.

“TuHURA Note Financing” means the private placement of convertible notes by TuHURA in the aggregate subscription amount of approximately $31.3 million that was completed on April 2, 2024, as further described below in this proxy statement/prospectus.

“TuHURA Options” means the options to purchase shares of TuHURA Common Stock, each of which is outstanding immediately prior to the Closing.

“TuHURA Support Agreement” means the Stockholder Support Agreement, dated as of April 2, 2024, by and among TuHURA, Kintara and the Key TuHURA Stockholders.

“TuHURA Warrants” means the warrants to purchase shares of TuHURA Common Stock, each of which is outstanding immediately prior to the Closing.

-iii-

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers briefly address some commonly asked questions regarding the proposed Merger and about the proposals to be presented at the Kintara Special Meeting including with respect to the proposed Merger. The following questions and answers may not include all the information that is important to Kintara stockholders. Stockholders are urged to read carefully this entire proxy statement/prospectus, including the financial statements and annexes attached hereto and the other documents referred to herein. Except where indicated, the information in this proxy statement/prospectus does not give effect to the proposed reverse stock split of Kintara Common Stock described in Proposal No. 2 in this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:

On April 2, 2024, Kintara, TuHURA and Merger Sub entered into the Merger Agreement pursuant to which Merger Sub will merge with and into TuHURA, with TuHURA surviving the Merger as a wholly-owned subsidiary of Kintara. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Subject to the terms and conditions of the Merger Agreement, at the Closing, (a) each outstanding share of TuHURA Common Stock (other than any shares held as treasury stock that will be cancelled or dissenting shares), will be converted into shares of Kintara Common Stock equal to the Exchange Ratio, (b) each outstanding option to purchase shares of TuHURA Common Stock will be assumed and converted into an option to purchase shares of Kintara Common Stock equal to the product of (i) the aggregate number of shares of TuHURA Common Stock subject to such TuHURA stock option, as in effect immediately prior to the Effective Time and (ii) the Exchange Ratio and (c) each outstanding warrant to purchase TuHURA Common Stock will be assumed by Kintara and converted into a warrant exercisable for that number of shares of Kintara Common Stock equal to the product of (i) the aggregate number of shares of TuHURA Common Stock for which such warrant was exercisable and (ii) the Exchange Ratio, as described in the section entitled “The Merger Agreement—Merger Consideration.”

Q:	What is the Exchange Ratio for the Merger Agreement?

A:

The Exchange Ratio in the Merger Agreement sets forth the number of shares of Kintara Common Stock that will be issuable for each share of TuHURA Common Stock outstanding in the Merger. The Exchange Ratio was negotiated so that the existing equityholders of TuHURA would own approximately 97.15% of the combined company on an “as converted” to Kintara Common Stock basis (or 94.55% of the combined company after giving effect to the issuance of the CVR Shares) and the existing equityholders of Kintara would own approximately 2.85% of the combined company on an “as converted” to Kintara Common stock basis or (5.45% of the combined company after giving effect to the issuance of the CVR Shares) after the Merger (excluding in each such case the effect of out-of-the-money options and warrants of Kintara that will remain outstanding after the Merger). Accordingly, based on the number of securities of each company outstanding at August 1, 2024, including the conversion of the TuHURA notes issued in the TuHURA Note Financing into shares of TuHURA Common Stock, it is estimated that the Exchange Ratio will be approximately 6.2400. The actual Exchange Ratio will be fixed prior to Closing to reflect Kintara’s and TuHURA’s capitalization on the Closing Date of the Merger, which will take into account the actual reverse split ratio implemented in the Reverse Split if approved by Kintara’s stockholders. For a more detailed discussion of the Exchange Ratio, please see the section entitled “The Merger Agreement—Exchange Ratio.”

The percentage ownership of the combined company was derived using a stipulated value for TuHURA of approximately $190.7 million (which was calculated by adding the negotiated pre-money enterprise value of TuHURA of $160.0 million plus $30.7 million raised by TuHURA in the TuHURA Note Financing as described below in the section entitled “The Merger Agreement—TuHURA Note Financing.”) and a stipulated value for Kintara of $11 million (based upon net cash of Kintara expected at the closing of $4 million).

This proxy statement/prospectus and its annexes contain important information about the proposed Merger and the proposals to be acted upon at the Kintara Special Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety. This document also constitutes a prospectus of Kintara with respect to the Merger Shares issuable in connection with the Merger.

Q:	What rights will Kintara stockholders have under the Contingent Value Rights Agreement?

A:

At or prior to the Effective Time, Kintara will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with Mountain Share Transfer Inc. (“Rights Agent”), pursuant to which Kintara Common Stock holders, Kintara Series C Preferred Stock holders and Kintara Common Stock warrant holders, in each case, as of record as of the close of business on the business day immediately prior to the Effective Time, will receive one CVR for each outstanding share of Kintara Common Stock held by such stockholder (or, in the case of the warrants and holders of Kintara Series C Preferred Stock, each share of Kintara Common Stock for which such warrant is exercisable or which such Kintara Series C Preferred Stock is convertible into as of such date). Each CVR shall entitle the holder thereof to receive its portion of the CVR Shares if Kintara (i) enrolls a minimum of ten cutaneous metastatic breast cancer patients in a study to determine whether a dose of REM-001 lower than 1.2 mg/kg elicits a treatment effect similar to that seen in prior studies of REM-001 at the 1.2 mg/kg dose and (ii) such patients enrolled in the study complete eight weeks of follow-up, in each case, on or before December 31, 2025 (the “Milestone”).

The payment date for the CVR Shares will be within 10 business days after the Rights Agent receives the CVR Shares as the payment for achievement of the Milestone. In the event that the Milestone is not achieved, holders of the CVRs will not receive any CVR Shares pursuant to the CVR Agreement. There can be no assurances that any holders of CVRs will receive any CVR Shares with respect thereto. Some CVR Shares that would otherwise be received may be withheld on account of taxes if Kintara or the applicable withholding agent determines that tax withholding is required in connection with the delivery of CVR Shares or that there was a failure to withhold adequately in respect of the distribution of the CVRs.

The CVRs are not transferable, except in certain limited circumstances as will be provided in the CVR Agreement, will not be certificated or evidenced by any instrument and will not be listed for trading on any exchange.

Q:	What matters will stockholders consider at the Kintara Special Meeting?

A:	At the Kintara Special Meeting, Kintara will ask its stockholders to vote in favor of the following proposals:

•

Proposal No. 1—to approve, pursuant to the rules of the Nasdaq Stock Market as described herein, the issuance of the Merger Shares pursuant to the terms of the Merger Agreement and the transactions contemplated therein (the “Nasdaq Proposal”);

•

Proposal No. 2—to approve, pursuant to NRS 78.2055, a reverse stock split (the “Reverse Split”) of only the outstanding shares of Kintara Common Stock and other outstanding securities of Kintara Common Stock (with no change to the authorized capital stock of Kintara), at a ratio in the range from 1-for-20 to 1-for-40, with such ratio to be determined by the Kintara board of directors and with such reverse stock split to be effected at such time and date as determined by the Kintara board of directors in its sole discretion (the “Reverse Stock Split Proposal”);

•

Proposal No. 3—to approve an amendment to the Kintara Charter to increase the number of authorized shares of Kintara to be effected at such time and date as determined by the Kintara board of directors in its sole discretion (the “Charter Proposal”);

•	Proposal No. 4—to adopt the 2024 Plan (the “2024 Equity Plan Proposal”);

•

Proposal No. 5—to approve the reincorporation of Kintara from the State of Nevada to the State of Delaware and the plan of conversion attached to the proxy statement/prospectus accompanying this notice as Annex D including the certificate of incorporation of Kintara-Delaware accompanying this notice as Annex G (such plan of conversion, the “Plan of Conversion” and such certificate of incorporation, the “Delaware Certificate of Incorporation”); (the “Reincorporation Proposal”);

•

Proposal No. 6—to approve on an advisory (non-binding) basis, certain compensation payments that will or may be made by Kintara to its named executive officer in connection with the Merger (the “Golden Parachute Compensation Proposal”); and

•

Proposal No. 7—to approve the adjournment of the Kintara Special Meeting in the event that the number of shares of Kintara Common Stock and Kintara Series C Preferred Stock present or represented by proxy at the Kintara Special Meeting and voting “FOR” the adoption of Proposals No. 1 through 6 are insufficient to approve such proposals (the “Adjournment Proposal”).

Q:	What will happen upon the consummation of the Merger?

A:

On the Closing Date, Merger Sub will merge with and into TuHURA, with TuHURA surviving the Merger as a wholly-owned subsidiary of Kintara and Merger Sub will cease to exist. The Merger will have the effects specified under Delaware law. As consideration for the Merger, each outstanding share of TuHURA Common Stock will be exchanged for shares of Kintara Common Stock based upon the Exchange Ratio and each outstanding TuHURA Warrant and TuHURA Option will be assumed by Kintara, as described in the sections entitled “The Merger Agreement—Merger Consideration,” “The Merger Agreement—Treatment of TuHURA Options,” and “The Merger Agreement—Treatment of TuHURA Warrants.”

Q:	Why are the companies proposing to merge?

A:

Kintara and TuHURA believe that combining the two companies will result in a company with a promising pipeline, a strong leadership team and substantial capital resources, positioning it to become a great oncology-focused company with the expertise and resources to advance a risk diversified late-stage oncology pipeline. The combined company will focus on advancing TuHURA’s product candidates, which are described on page 243 under the section titled “Information About TuHURA”. If the Merger is not completed, Kintara will reconsider its strategic alternatives.

For a more complete discussion of Kintara’s and TuHURA’s reasons for the Merger, please see the sections entitled “The Merger—Kintara’s Reasons for the Merger” and “The Merger—TuHURA’s Reasons for the Merger.”

Q:	Why is the Kintara board of directors recommending that stockholders approve the Merger, the Reverse Split and the associated transactions?

A:

In unanimously recommending that Kintara stockholders approve the Merger, the Reverse Split and the related proposals, the Kintara board of directors considered various factors including the potential benefits and risks associated with these proposals and the Merger. In assessing the benefits of the Merger, the Kintara board of directors considered, among other things, the fact that the combined company will have a diverse pipeline of oncology product candidates in development, greater financial resources and an experienced senior management team. The Kintara board of directors also considered the recommendation of the management of Kintara in favor of the Merger, alternatives reasonably available to Kintara, Kintara’s current financial situation measured against the financial resources available to the combined company and the alternatives reasonably available to Kintara. The Kintara board of directors weighed these benefits against potential risks associated with the transaction including the difficulties of combining the two companies based on differences in geographic location, inherent challenges associated with the management and operation of a combined company, the possibility that the Merger may not occur for various reasons and the possibility that anticipated benefits of the Merger may not be realized. After careful consideration of these benefits and risks, the Kintara board of directors unanimously recommends that Kintara stockholders approve the Merger.

For a more complete discussion of the Kintara board of directors’ recommendation in favor of stockholders approving these proposals, please see the section entitled “The Merger—Kintara’s Reasons for the Merger.”

Q:	What equity stake will current Kintara stockholders and TuHURA stockholders have in Kintara after the Closing?

A:	It is anticipated that, upon the consummation of the Merger, the ownership of Kintara will be as follows:

•	Current Kintara equityholders will own 2.85% of the combined company on an as converted to Kintara Common Stock basis (or 5.45% after giving effect to the issuance of the CVR Shares); and

•	Current TuHURA equityholders will own 97.15% of the combined company on an as converted to Kintara Common Stock basis (or 94.55% after giving effect to the issuance of the CVR Shares).

The numbers of shares and percentage interests set forth above do not take into account (i) currently outstanding shares of Kintara Series A Preferred Stock which are non-voting, (ii) shares of Kintara Common Stock issuable upon the exercise of warrants to be issued in exchange for TuHURA Warrants in connection with the Merger, (iii) shares of Kintara Common Stock issuable upon the exercise of options to be issued in exchange for TuHURA stock options in connection with the Merger, (iv) shares of Kintara Common Stock issuable upon the exercise of outstanding options and warrants of Kintara, (v) CVR Shares issuable under the CVR Agreement, and (vi) potential future issuances of Kintara securities.

Q:	If approved, how will the Reverse Split impact the voting power of Kintara stockholders in the combined company?

A:

The Reverse Split, if approved, will not impact the relative voting power of Kintara stockholders in the combined company because pursuant to the terms of the Merger Agreement, the Exchange Ratio will be proportionally adjusted based upon the actual reverse split ratio implemented in the Reverse Split.

For a more detailed discussion of the relative voting power of Kintara stockholders in the combined company, please see the section entitled “The Merger Agreement—Exchange Ratio.”

Q:	Who will be the officers and directors of the combined company if the Merger is consummated?

A:

The Merger Agreement provides that, immediately upon the consummation of the Merger, the Kintara board of directors will be comprised of five (5) directors. Four (4) directors will be designated by TuHURA and one (1) director will be designated by Kintara. The individuals currently identified to serve as a director of Kintara following the consummation of the Merger are: Dr. James Manuso, Alan List, George Ng, and James Bianco designated by TuHURA and Robert E. Hoffman, the current CEO of Kintara, designated by Kintara.

Immediately following the consummation of the Merger, the following individuals will be the officers of Kintara: James Bianco, President and Chief Executive Officer, and Dan Dearborn, Chief Financial Officer, each a current officer of TuHURA.

Please see the section entitled “Management After the Merger.”

Q:	What conditions must be satisfied to complete the Merger?

A:

There are a number of closing conditions in the Merger Agreement, including that Kintara’s stockholders approve the issuance of the Merger Shares. In addition, TuHURA stockholders must adopt the Merger Agreement and approve the Merger and the transactions contemplated thereby. For a summary of the conditions that must be satisfied or waived prior to completion of the Merger, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.”

Q:	What would be the consequence of a delisting of Kintara’s common stock from Nasdaq with respect to the Merger?

A:

The consummation of the Merger is conditioned on, among other things, the listing approval for the combined company’s securities on the Nasdaq Capital Market. The Merger Agreement also requires that Kintara shall use its commercially reasonable efforts to maintain its listing until the consummation of the Merger. On December 13, 2023, the Nasdaq staff notified Kintara that Kintara did not comply with the Minimum Bid Price Requirement (the “Bid Price Notice”). Pursuant to the Bid Price Notice, Kintara had 180 calendar days from the date of the Bid Price Notice, or June 10, 2024, to regain compliance for a minimum of ten consecutive business days. On June 12, 2024, the Nasdaq staff notified Kintara that Kintara is eligible for and has been granted an extension of 180 calendar days, or until December 9, 2024, to regain compliance for a minimum of ten consecutive business days. In the event Kintara’s Common Stock is delisted from Nasdaq and Nasdaq does not approve the combined company’s securities for listing on the Nasdaq Capital Market under the initial listing requirements, Kintara will not be able to satisfy such closing condition and the Merger may not be consummated.

Q:	What vote is required to approve the proposals presented at the Kintara Special Meeting of stockholders?

A:

The approval of each of the Charter Proposal and the Reincorporation Proposal requires the affirmative vote of holders of a majority of the total voting shares outstanding. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Charter Proposal and the Reincorporation Proposal.

The approval of each of the Reverse Stock Split Proposal, the Nasdaq Proposal, the 2024 Equity Plan Proposal, the Golden Parachute Proposal and the Adjournment Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Kintara Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Reverse Stock Split Proposal, the Nasdaq Proposal, the 2024 Equity Plan Proposal and the Adjournment Proposal.

Q:	Do TuHURA’s stockholders need to approve the Merger?

A:

Yes. The adoption of the Merger Agreement and the approval of the Merger and related transactions by the stockholders of TuHURA requires the affirmative vote of the holders of at least (i) the holders of at least a majority of the outstanding shares of TuHURA common Stock, (ii) the holders of at least a majority of the outstanding shares of TuHURA preferred stock, voting on an aggregate basis and (iii) the holders of at least a majority of the outstanding shares of each series of TuHURA preferred stock, voting as each individual series. Contemporaneously with the execution of the Merger Agreement, the Key TuHURA Stockholders entered into the TuHURA Support Agreement pursuant to which, among other things and subject to the terms and conditions therein, the Key TuHURA Stockholders agreed to vote all shares of TuHURA capital stock beneficially owned by such stockholders at the time of the stockholder vote in favor of adoption and approval of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, including the Merger, and any other matter necessary to consummate such transactions, and not to (a) transfer any of their shares of TuHURA Common Stock (or enter into any arrangement with respect thereto) or (b) enter into any voting arrangement that is inconsistent with the TuHURA Support Agreement. Collectively, as of April 2, 2024, the Key TuHURA Stockholders held approximately 65% of the outstanding shares of TuHURA capital stock. For further information, please see the section entitled “Certain Agreements Related to The Merger—Support Agreements.”

Q:	How many votes do Kintara stockholders have at the Kintara Special Meeting?

A:

Each share of Kintara Common Stock is entitled to one vote at the Kintara Special Meeting for each share of Kintara Common Stock held of record as of the record date. Each share of Kintara Series C Preferred Stock is convertible into shares of common stock based on the respective conversion prices and is entitled to vote with the common stock on an as-converted basis. The conversion prices for the Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock are $58.00, $60.70, and $57.50, respectively. As of the record date, there were [ ] total voting shares outstanding comprised of [ ] shares of Kintara Common Stock and [ ] shares of Kintara Common Stock on an as-converted basis from Series C Preferred Stock.

Q:	What interests do Kintara’s current executive officer and directors have in the Merger?

A:	Kintara’s board of directors and executive officer may have interests in the Merger that are different from, in addition to or in conflict with, yours.

As of August 1, 2024, Kintara’s directors and executive officer beneficially owned approximately 0.33% of the outstanding shares of Kintara Common Stock (on an as converted basis). Robert E. Hoffman, currently Kintara’s Chief Executive Officer, Interim Chief Financial Officer and a director of Kintara, will continue as a director of Kintara following the consummation of the Merger. Kintara’s directors and executive officer have also entered into the Kintara Support Agreement in connection with the Merger.

For more information, please see the sections entitled “The Merger—Interests of Kintara’s Directors and Officer in the Merger” and “Certain Agreements Related to the Merger—Support Agreements.”

Q:	What interests do TuHURA’s current officers and directors have in the Merger?

A:	TuHURA’s board of directors and executive officers may have interests in the Merger that are different from, in addition to or in conflict with, yours and the TuHURA Stockholders.

As of August 1, 2024, TuHURA’s directors and executive officers beneficially own approximately owned 38.16% of the outstanding shares of TuHURA Common Stock, which includes the conversion of any TuHURA Preferred Stock owned by such holder into TuHURA Common Stock. Additionally, Dr. James Manuso, Alan List, George Ng, James Bianco, currently members of the TuHURA’s board of directors, are expected to become directors of Kintara following the consummation of the Merger. TuHURA’s directors and executive officers have also entered into the TuHURA Support Agreement in connection with the Merger.

For more information, please see the sections titled “The Merger—Interests of TuHURA’s Directors and Officers in the Merger” and “Certain Agreements Related to the Merger—Support Agreements.”

Q:	What are the material U.S. federal income tax consequences of the Merger to Kintara’s United States stockholders?

A:

Kintara shareholders will not sell, exchange or dispose of any shares of Kintara stock as a result of the Merger, so the Merger should not result in recognition of gain or loss by the Kintara shareholders for U.S. federal income tax purposes in respect of their Kintara shares. Please review the information in the section titled “Certain Material U.S. Federal Income Tax Consequences of the Merger and of the CVR Distribution” for a more complete description of certain material U.S. federal income tax consequences of the Merger to holders of Kintara stock.

Q:	What are the material U.S. federal income tax consequences of the distribution of the CVRs and the receipt of CVR Shares?

A:

The U.S. federal income tax treatment of the CVRs is uncertain and may depend in part upon facts as of the date of the CVR distribution, including Kintara’s reasonable expectations regarding whether it will have current or accumulated earnings and profits for the tax year in which the CVR distribution occurs. It is possible that such distribution will be treated for U.S. federal income tax purposes as a distribution of property with respect to shares to Kintara Common Stock. Please review the information in the section titled “Certain Material U.S. Federal Income Tax Consequences of the Merger and of the CVR Distribution” for a discussion of certain material U.S. federal income tax consequences of the receipt of the CVRs to holders of Kintara Common Stock.

Q:	What are the material U.S. federal income tax consequences of the Reverse Stock Split to holders of Kintara Common Stock?

A:

A holder of Kintara Common Stock should not recognize gain or loss for U.S. federal income tax purposes on the Reverse Stock Split (as such term is defined below under “Proposal No. 2 – The Reverse Stock Split Proposal”), except to the extent such holder receives an additional fractional interest in a share as a result of the rounding up of fractional shares, and subject to the discussion under “Proposal No. 2 – The Reverse Stock Split Proposal”. Please review the information in the section titled “Proposal No. 2 – The Reverse Stock Split Proposal – Certain Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” for a more complete description of certain material U.S. federal income tax consequences of the Reverse Stock Split to holders of Kintara Common Stock.

Q:	What are the material U.S. federal income tax consequences of the Reincorporation to Holders of Kintara Common Stock?

A;

A holder of Kintara Common Stock should not recognize gain or loss for U.S. federal income tax purposes on the Reincorporation (as such term is defined below under “Proposal No. 5 – Reincorporation of Kintara Therapeutics, Inc. from the State of Nevada to the State of Delaware and Adoption of Other Corporate Changes”). Please review the information in the section titled “Proposal No. 5 – Reincorporation of Kintara Therapeutics, Inc. from the State of Nevada to the State of Delaware and Adoption of Other Corporate Changes – Material U.S. Federal Income Tax Consequences of the Reincorporation” for a more complete description of material U.S. federal income tax consequences of the Reincorporation to holders of Kintara Common Stock.

Q:	What are the material U.S. federal income tax consequences of the Merger to TuHURA’s United States stockholders?

A:

Each of Kintara and TuHURA intends to take the position that the Merger is characterized as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes. Neither Kintara nor TuHURA has requested a ruling from the Internal Revenue Service regarding the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. Foley & Lardner LLP as counsel for TuHURA and Lowenstein Sandler LLP as counsel for Kintara have provided opinions to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Those opinions are based upon representations and covenants received by each of Foley & Lardner LLP and Lowenstein Sandler LLP from each of TuHURA and Kintara in representation letters and assumptions that (i) there will be no change in applicable law between the date of such opinions and the date of the Merger, (ii) the Merger will be effected in accordance with the provisions of the Merger Agreement and (iii) the exercise of appraisal rights with respect to the Merger will not be such as to prevent Kintara from acquiring interests in TuHURA representing “control” of TuHURA (generally defined as voting shares representing at least 80% of the voting power of TuHURA’s outstanding shares and at least 80% of each class of non-voting shares of TuHURA) for Kintara Common Stock. Should such an assumption or any of the representations or covenants set forth in the representation letters from TuHURA or Kintara not be accurate, then the Merger may not qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, in general, U.S. Holders (as defined herein) of TuHURA Common Stock generally should not recognize gain or loss upon the exchange of TuHURA Common Stock for Kintara Common Stock pursuant to the Merger.

However, there are many requirements that must be satisfied in order for the Merger to be treated as a reorganization under Section 368(a) of the Code, some of which are based upon factual determinations, and the reorganization treatment could be affected by actions taken after the Merger. If the Merger failed to qualify as a reorganization under Section 368(a) of the Code, U.S. Holders of TuHURA Common Stock generally would recognize the full amount of gains and losses realized on the exchange of their TuHURA Common Stock for Kintara Common Stock in the Merger.

The discussion of material U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Merger that may vary with, or are dependent on, individual circumstances. In addition, the discussion does not address the effects of any foreign, state or local tax laws. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For more information, please see the section entitled “Certain Material U.S. Federal Income Tax Consequences of the Merger and of the CVR Distribution.”

Q:	Do Kintara stockholders have appraisal rights in connection with the proposed Merger?

A:

No. There are no appraisal rights under Delaware law available to holders of shares of Kintara Common Stock, Kintara Series A Preferred Stock and Kintara Series C Preferred Stock in connection with the Merger.

Q:	What will happen to Kintara if, for any reason, the Merger does not close?

A:

There are certain circumstances under which the Merger Agreement may be terminated. Please see the section entitled “The Merger Agreement—Termination of the Merger Agreement” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Merger Agreement or otherwise, Kintara is unable to complete the Merger by November 1, 2024 or obtain the approval to extend the deadline for Kintara to consummate the Merger, the Kintara board of directors may elect to, among other things, attempt to complete another strategic transaction like the Merger, attempt to purchase additional assets, enter into collaboration or joint venture agreements or attempt to sell or otherwise dispose of the various assets of Kintara. In addition, if the Merger is not completed, Kintara may not have sufficient capital to continue to operate its business in the long term and may become insolvent and be required to seek the protection of the bankruptcy courts and, without additional funding or a strategic transaction, we would likely be delisted from Nasdaq.

Q:	Do TuHURA stockholders have appraisal rights if they object to the proposed Merger?

A:

Yes. TuHURA stockholders are entitled to appraisal rights in connection with the Merger under Delaware law. For more information about such rights, see the provisions of Section 262 of the DGCL which may be accessed without subscription or cost at the Delaware Code Online (available at: https://delcode.delaware.gov/title8/c001/sc09/index.html#262) and is incorporated herein by reference, and the section entitled “The Merger—Appraisal Rights and Dissenters’ Rights.”

Q:	When is the Merger expected to be completed?

A:

It is currently anticipated that the Merger will be consummated promptly following the Kintara Special Meeting of stockholders, provided that all other conditions to the consummation of the Merger have been satisfied or waived. For a description of the conditions to the completion of the Merger, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.”

Q:	When and where will the Kintara Special Meeting be held?

A:

The Kintara Special Meeting will be held in a virtual meeting format via live webcast only. The Kintara Special Meeting will be held on [ ], 2024 at [  ], Eastern time. In order to participate in the Kintara Special Meeting live via the Internet, you must register at www.viewproxy.com/kintarasm/2024 by 11:59 p.m. Eastern Time by [ ], 2024. On the day of the Kintara Special Meeting, if you have properly registered, you may enter the Kintara Special Meeting by logging in using the event password you received via email in your registration confirmation at www.viewproxy.com/kintarasm/2024. You will not be able to attend the Kintara Special Meeting in-person.

If you are a registered holder, you must register using the virtual control number included in your proxy materials or your proxy card. If you hold your shares beneficially through a bank or broker, you must provide a legal proxy from your bank or broker during registration and you will be assigned a virtual control number in order to vote your shares during the Kintara Special Meeting. If you are unable to obtain a legal proxy to vote your shares, you will still be able to attend the Kintara Special Meeting (but will not be able to vote your shares) so long as you demonstrate proof of stock ownership. Instructions on how to connect and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at www.viewproxy.com/kintarasm/2024.

Q:	What do I need to do now?

A:

You are urged to carefully read and consider the information contained in this proxy statement/prospectus, including the financial statements and annexes attached hereto, and to consider how the Merger will affect you. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:	How do I vote?

A:

If you were a holder of Kintara Common Stock or Kintara Series C Preferred Stock on August [ ], 2024, the record date for the Kintara Special Meeting, you may provide your proxy instructions in one of three different ways. First, you can mail your signed proxy card in the enclosed return envelope. Second, you may provide your proxy instructions via the Internet by following the instructions on your proxy card or voting instruction form. You may also vote your shares at the Kintara Special Meeting via live webcast. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Kintara Special Meeting.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:

Signed and dated proxies received by Kintara without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each of the Kintara Proposals presented to Kintara’s stockholders in accordance with the recommendation of Kintara’s board of directors. The proxyholders may use their discretion to vote on any other matters which properly come before the Kintara Special Meeting.

Q:	May I vote in person at the Kintara Special Meeting?

A:

The Kintara Special Meeting will be held in a virtual meeting format via live webcast only. If your shares of Kintara Common Stock or Kintara Series C Preferred Stock are registered directly in your name with the Kintara transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Kintara. If you are a Kintara stockholder of record, you must register using the virtual control number included in your proxy materials or your proxy card (if you received a printed copy of the proxy materials) in order to vote at the Kintara Special Meeting. If you hold your shares beneficially through a bank or broker, you are considered the beneficial owner of shares held in “street name” and you must provide a legal proxy from your bank or broker during registration and you will be assigned a virtual control number in order to vote your shares during the Kintara Special Meeting. If you are unable to obtain a legal proxy to vote your shares, you will still be able to attend the Kintara Special Meeting, so long as you demonstrate proof of stock ownership, but you will not be able to vote your shares. Even if you plan to attend the Kintara Special Meeting live via the internet, Kintara encourages you to vote in advance by internet or mail so that your vote will be counted if you later decide not to attend the Kintara Special Meeting live via the internet.

For more information, please see the section entitled “The Kintara Special Meeting—Voting Your Shares.”

Q:	If my Kintara shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

If you are a beneficial owner of shares of Kintara Common Stock and do not instruct your broker, bank, or other agent how to vote your shares, the question of whether your broker or nominee will still be able to vote your shares depends on whether the New York Stock Exchange (the “NYSE”), deems the particular proposal to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of stockholder, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any Kintara Proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any Kintara Proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. Broker non-votes occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” at the Kintara Special Meeting and will not be counted as having been voted on the applicable proposal. Kintara believes that the Nasdaq Proposal, the 2024 Equity Plan Proposal, the Reincorporation Proposal, the Golden Parachute Proposal and the Adjournment Proposal will be considered “non-routine” proposals and that the Reverse Stock Split Proposal and the Charter Proposal will be considered a “routine” proposal. The determination of which proposals are deemed “routine” versus “non-routine” may not be made by the NYSE until after the date on which this proxy statement has been mailed to you. As such, it is important that you provide voting instructions to your bank, broker or other nominee, if you wish to determine the voting of your shares.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?

A:

Yes. Kintara stockholders of record, other than those stockholders who are parties to the Kintara Support Agreement, may change their vote at any time before their proxy is voted at the Kintara Special Meeting, as applicable, in one of the following ways:

•	filing with the Secretary of Kintara, a letter revoking the proxy;

•	submitting another signed proxy with a later date; or

•	attending the Kintara Special Meeting and voting online, provided you file a written revocation with the Secretary of the Kintara Special Meeting prior to the voting of such proxy.

Q:	What is the quorum requirement for the Kintara Special Meeting?

A:

The holders of at least one-third (1/3) of the voting power of the capital stock issued and outstanding and entitled to vote at the Kintara Special Meeting as of the record date represented in person or by proxy, will constitute a quorum for the transaction of business at the Kintara Special Meeting. Proxies marked as abstentions and broker non-votes, if any, will be included to determine the number of shares present at the Kintara Special Meeting. In the absence of a quorum, a majority of Kintara’s stockholders present in person or by proxy and entitled to vote will have the power to adjourn the Kintara Special Meeting. As of the record date there were [ ] total voting shares outstanding comprised of [ ] shares of Kintara Common Stock and [ ] shares of Kintara Common Stock on an as-converted basis from Series C Preferred Stock; [ ] shares would be required to achieve a quorum.

Q:

What risks should I consider in deciding whether to vote in favor of the Kintara Proposals or to execute and return the written consent approving the Merger Agreement and the transactions contemplated thereby, as applicable?

A:

You should carefully review this proxy statement/prospectus, including the section entitled “Risk Factors,” which sets forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Kintara and TuHURA, as an independent company, is subject.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Kintara will bear all costs and expenses in connection with the solicitation of proxies, including the costs of preparing, printing and mailing this proxy statement/prospectus for the Kintara Special Meeting. Kintara has engaged Alliance Advisors LLC to serve as information agent and assist in the solicitation of proxies for the Kintara Special Meeting and will pay an aggregate initial fee of approximately $14,000, plus any additional fees to be determined at the conclusion of the solicitation and reimbursement of reasonable out-of-pocket expenses.

Q:	Who can help answer my questions?

A:

If you are a Kintara stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Merger, including the procedures for voting your shares, you should contact Kintara’s proxy solicitor:

Alliance Advisors LLC

200 Broadacres Drive, 3rd Floor

Bloomfield, NJ 07003

866-619-8907

You may also contact Kintara at:

Kintara Therapeutics, Inc.

9920 Pacific Heights Blvd, Suite 150

San Diego, CA 92130

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Merger and the proposals to be considered at the Kintara Special Meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. Please see the section entitled “Where You Can Find More Information.”

Parties to the Merger

Kintara

Kintara Therapeutics, Inc. is a clinical stage, biopharmaceutical company focused on the development and commercialization of new cancer therapies. Kintara’s mission is to benefit patients by developing and commercializing anti-cancer therapies for patients by investigating REM-001 in an NIH-sponsored and funded open label study in cutaneous metastatic breast cancer.

Kintara is the parent company of Del Mar Pharmaceuticals (BC) Ltd., a British Columbia, Canada corporation (“Del Mar (BC)”), and Adgero Biopharmaceuticals Holdings, Inc., a Delaware Corporation (“Adgero”). We are also the parent company to 0959454 B.C. Ltd. (“Callco”) and 0959456 B.C. Ltd. (“Exchangeco”), which are British Columbia, Canada corporations. Callco and Exchangeco were formed to facilitate the Reverse Acquisition that occurred in 2013.

Our lead candidate is REM-001, a late-stage photodynamic therapy (“PDT”) for the treatment of cutaneous metastatic breast cancer (“CMBC”). PDT is a treatment that uses light sensitive compounds, or photosensitizers, that, when exposed to specific wavelengths of light, act as a catalyst to produce a form of reactive oxygen that induces local tumor cell death.

The principal executive offices of Kintara are located at 9920 Pacific Heights Blvd, Suite 150, San Diego, CA 92121 and its telephone number is (858) 350-4364.

TuHURA

TuHURA is a clinical stage immune-oncology company developing novel personalized cancer vaccine product candidates designed to overcome primary resistance to immunotherapies like checkpoint inhibitors. TuHURA has entered into a Special Protocol Assessment agreement with the FDA for a single Phase 3 randomized placebo and injection controlled trial for IFx-2.0, the company’s lead personalized cancer vaccine product candidate, as adjunctive therapy to pembrolizumab (Keytruda®) in the first line treatment of patients with advanced or metastatic Merkel cell carcinoma who are checkpoint inhibitor naïve utilizing the FDA’s accelerated approval pathway. TuHURA is also developing novel bi-functional antibody drug conjugates, or ADCs, targeting myeloid derived suppressor cells, or MDSCs, to modulate their immunosuppressive effects on the tumor microenvironment to overcome acquired resistance to immunotherapies.

TuHURA has developed Immune FxTM, or IFx, as a personalized cancer vaccine technology designed to “trick” the body’s immune system to attack tumor cells by making tumor cells look like bacteria and to thereby harness the natural power of innate immunity by leveraging natural mechanisms conserved throughout evolution to recognize threats from foreign pathogens like bacteria or viruses. TuHURA’s personalized cancer vaccine product candidates are delivered either via intratumoral injection (in the case of the company’s pDNA vaccine product candidate) or tumor targeted via intravenous or autologous whole-cell administration (in the case of the company’s mRNA vaccine product candidate).

TuHURA’s IFx-2.0 personalized cancer vaccine product involves the injection into a patient’s tumor of a relatively small amount of pDNA that is designed to encode for an immunogenic bacterial protein that gets expressed on the surface of the patient’s tumor so that the surface of the tumor looks like a bacterium. By making the surface of a tumor look like a bacterium, although the composition of IFx-2.0 does not vary by patient, it is designed to trigger a patient-specific immune response and use each patient’s tumor itself as the source of distinctive foreign neoantigens to prime and initiate a patient’s innate immune response against the tumor irrespective of whether the tumor escaped immune recognition prior to IFx-2.0 administration. In doing so, IFx-2.0 is designed to harness the power of the patient’s innate immune response, which has evolved over time to be conserved to detect foreign pathogens like bacterial proteins.

TuHURA has entered into a Special Protocol Assessment agreement with the FDA for a single Phase 3 randomized placebo and injection-controlled trial for IFx-2.0, its lead personalized cancer vaccine, as adjunctive therapy to pembrolizumab (Keytruda®) in the first line treatment of patients with advanced or metastatic Merkel cell carcinoma, or MCC, who are checkpoint inhibitor-naïve utilizing the FDA’s accelerated approval pathway. A Special Protocol Assessment (SPA) agreement is a binding written agreement between the U.S. Food and Drug Administration (FDA) and a trial sponsor that indicates the study’s design and analysis are adequate to support an application submission. An SPA agreement does not increase the likelihood of marketing approval for the product and may not lead to a faster or less costly development, review, or approval process. TuHURA believes that the company has worked with the FDA on a unique trial design such that data from the primary endpoint of overall response rate, or ORR, that is of sufficient magnitude and duration and with a favorable risk/benefit profile could be sufficient to support accelerated approval. Further, the company believes that results from a key secondary endpoint of progression-free survival, or PFS, that is adequately powered with statistical assumptions in the statistical analysis plan provided to the FDA, if achieved without a detrimental effect on overall survival, or OS, could be adequate to support conversion to regular approval satisfying the requirement for a confirmatory trial. ORR, PFS, and OS are recognized standards that define when tumors in cancer patients improve and are described in more detail below in this proxy statement/prospectus. Notwithstanding the foregoing, the results of clinical trials are inherently uncertain, and the results of TuHURA’s planned Phase 3 clinical trial may fail to satisfy the ORR, PFS, and/or OS endpoints, and none of TuHURA’s prior clinical trials with respect to IFx-2.0 were powered to determine statistical significance over a control.

As set forth in a January 2024 partial clinical trial hold letter from the FDA regarding the CMC requirements for the planned Phase 3 trial for IFx-2.0 to be conducted under the Special Protocol Assessment agreement, the FDA is requiring that, prior to initiating the trial, TuHURA must provide additional drug substance and drug product information from its contract manufacturers for the trial because the final drug product is intended for a registration-directed trial with potential accelerated approval. In addition, TuHURA must qualify and validate a potency assay and qualify the mixing process for IFx-2.0 to be used at the clinical site. TuHURA is working with its contract manufacturers to provide the required additional information and, based on correspondence following a type C meeting with the FDA, has planned and is undertaking ongoing in vitro testing, development, and validation adequate intended to address the other requirements to initiate the Phase 3 clinical trial. The company currently believes it may be in position to initiate the Phase 3 study in the first quarter of 2025 if the results of the in-mixing studies and potency assay testing are acceptable to the FDA, but there is no assurance that TuHURA will be able to satisfy the requirements set forth in the partial clinical trial hold letter on a timely basis or at all. TuHURA anticipates that enrollment for the Phase 3 would take approximately 12 months, with topline data potentially being available 6 to 7 months following the last patient enrolled. If successful, this Phase 3 trial would form the basis of a Biologics License Application, or BLA.

TuHURA is planning a Phase 1b/2a trial referred to as a “basket” trial, which is a type of clinical trial that tests a new product candidate in patients who have different types of cancer but common biologic reason for resistance to checkpoint inhibitors. The phase 1b stage of the trial will examine the feasibility and safety of Keytruda® and adjunctive IFx-2.0 where IFx-2.0 is administered via interventional radiology into lesions in the liver, retroperitoneal or lungs of patients who have advanced and metastatic Merkel cell carcinoma who are checkpoint inhibitor naïve. The Phase 2a stage of the trial will include patients with checkpoint inhibitor resistant ovarian and triple negative breast cancer. TuHURA currently anticipates initiating this study in first quarter of 2025. If successful, this trial could expand the utility of IFx-2.0 beyond advanced MCC. This trial, as well as the planned Phase 3 trial described above, is covered by the currently active investigational new drug application, or IND, submitted by TuHURA for IFx-2.0.

TuHURA is also developing its IFx-3.0 cancer vaccine product candidate, an mRNA cancer vaccine candidate for intravenous or autologous whole cell administration for blood-related cancers, to expand the utility of its IFx™ technology to tumor types not accessible by intra-tumoral injection.

In addition to its cancer vaccine product candidates, TuHURA is using proprietary Delta receptor technology to develop small molecule or bifunctional ADCs designed to inhibit the immune suppressing effects of MDSCs on the tumor microenvironment to prevent T cell exhaustion and acquired resistance to checkpoint inhibitors. TuHURA’s Delta receptor technology was acquired in January 2023 when the company acquired the intellectual property assets of TuHURA Biopharma, Inc.

TuHURA is not profitable and has incurred significant losses in each period since its inception, including net losses of $9.4 million for the year ended December 31, 2022, and $29.3 million for the year ended December 31, 2023 (which includes the expensing of the entire $16.2 million purchase price for the assets of TuHURA Biopharma, Inc., of which $15 million was paid in the form of TuHURA Common Stock) and $4.8 million for the three months ended March 31, 2024. To date, TuHURA has financed its operations primarily through private placements of its preferred stock and convertible notes. TuHURA has not commercialized any products and has never generated any revenue from product sales. TuHURA expects these losses to increase as it continues to incur significant research and development and other expenses related to TuHURA’s ongoing operations, seeks regulatory approvals for its product candidates, and hires additional personnel to support the development of its product candidates and to enhance its operational, financial and information management systems.

TuHURA is a Delaware corporation that was originally incorporated under the laws of the State of Florida on May 11, 1995, under the name Morphogenesis, Inc. The company redomesticated as a Delaware corporation effective April 27, 2023, and changed its name to TuHURA Biosciences, Inc. on November 15, 2023. TuHURA’s principal executive offices are located at 10500 University Center Drive, Suite 110, Tampa, Florida 33612.

TuHURA’s telephone number is (813) 875-6600. TuHURA’s principal website address is www.tuhurabio.com. The information contained on, or that can be accessed through, TuHURA’s website is deemed not to be incorporated in this prospectus or to be part of this prospectus. You should not consider information contained on its website to be part of this proxy statement/prospectus.

Merger Sub

Kayak Mergeco, Inc., a wholly-owned subsidiary of Kintara, was formed solely for the purpose of effectuating the Merger. Merger Sub was incorporated as a Delaware corporation on April 1, 2024. Merger Sub has no material assets and does not operate any business. To date, Merger Sub has not conducted any activities other than those incidental to its formation and the execution of the Merger Agreement. After the consummation of the Merger, it will cease to exist.

The principal executive offices of Merger Sub are located at 9920 Pacific Heights Blvd, Suite 150, San Diego, CA 92121.

The Merger Agreement

Merger Consideration

At the Closing:

•

each then-outstanding share of TuHURA Common Stock (other than any shares held as treasury stock that will be cancelled or dissenting shares) will be converted into shares of Kintara Common Stock equal to the Exchange Ratio;

•

each then-outstanding TuHURA stock option will be assumed and converted into an option to purchase shares of Kintara Common Stock, subject to certain adjustments as set forth in the Merger Agreement; and

•

each then-outstanding TuHURA Warrant will be assumed and converted into and exchangeable for a warrant of like tenor entitling the holder to purchase shares of Kintara Common Stock, subject to certain adjustments as set forth in the Merger Agreement.

Immediately after the Merger, based on the Exchange Ratio, on a pro forma basis TuHURA equityholders will own 97.15% of the combined company on a on an “as converted” to Kintara Common Stock basis (or 94.55% of the combined company after giving effect to the issuance of the CVR Shares) and Kintara equityholders as of immediately prior to the Effective Time would own approximately 2.85% of the combined company (or 5.45% of the combined company after giving effect to the issuance of the CVR Shares) (excluding in each such case the effect of out-of-the-money options and warrants of Kintara that will remain outstanding after the Merger). The Exchange Ratio will be equal to the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, as those terms are defined and further described in the Merger Agreement, which has the effect and purpose of determining the number of shares to be issued to TuHURA stockholders (or issuable to TuHURA option and warrant holders in respect of such options and warrants) based on the relative valuations and fully-diluted shares of each of Kintara and TuHURA as of immediately prior to the Closing. For purposes of calculating the Exchange Ratio, (i) shares of Kintara Common Stock underlying Kintara stock options and warrants outstanding as of immediately prior to the Closing with an exercise price per share of greater than or equal to $0.20 (subject to adjustment pursuant to the Merger Agreement) will be disregarded, (ii) all shares of Kintara preferred stock, par value $0.001 per share (“Kintara Preferred Stock”) will be deemed outstanding on an “as converted” to Kintara Common Stock basis and (iii) all shares of TuHURA Common Stock underlying TuHURA stock options and warrants will be deemed to be outstanding. The Exchange Ratio is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus. Adjustments to the Exchange Ratio are described in more detail in the section entitled “The Merger Agreement—Exchange Ratio.”

The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Kintara Common Stock that TuHURA securityholders will be entitled to receive for changes in the market price of Kintara Common Stock.

Conditions to the Closing

The Kintara stockholders must approve Proposals No. 1 through 5. The approval of each of the Charter Proposal and the Reincorporation Proposal requires the affirmative vote of holders of a majority of the total voting shares outstanding. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Charter Proposal and the Reincorporation Proposal.

The approval of each of the Reverse Stock Split Proposal, the Nasdaq Proposal, the 2024 Equity Plan Proposal and the Golden Parachute Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Kintara Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Reverse Stock Split Proposal, the Nasdaq Proposal and the 2024 Equity Plan Proposal.

The approval of (i) the holders of at least a majority of the outstanding shares of TuHURA Common Stock, (ii) the holders of at least a majority of the outstanding shares of TuHURA preferred stock, voting on an aggregate basis and (iii) the holders of at least a majority of the outstanding shares of each series of TuHURA preferred stock, voting as each individual series, must approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

In addition to obtaining such stockholder approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For further information, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.”

Non-Solicitation

Each of Kintara and TuHURA have agreed that, subject to certain exceptions, neither they nor any of their respective subsidiaries will authorize any of their or their subsidiaries’ directors, officers, employees, financial advisors, attorneys, accountants, investment bankers, or other advisors, agents or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce, facilitate the communication, making, submission or announcement of, any “acquisition proposal” or “acquisition inquiry” (each as defined in the Merger Agreement and as defined in the section entitled “The Merger Agreement—Non-Solicitation”) or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

•	furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or an acquisition inquiry;

•	engage in discussions (other than to inform any person of the existence of the non-solicitation) or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	subject to certain exceptions, approve, endorse or recommend an acquisition proposal;

•

execute or enter into any letter of intent or any contract contemplating or otherwise relating to any acquisition transaction,” as defined in the Merger Agreement and as defined in the section entitled “The Merger Agreement—Non-Solicitation”; or

•	publicly propose to do any of the above.

However, before obtaining the applicable approvals from their respective stockholders required to consummate the Merger, each of Kintara and TuHURA may furnish non-public information regarding such party to, and may enter into discussions or negotiations with, any person in response to a bona fide written acquisition proposal, which the Kintara board of directors or the TuHURA board of directors, respectively, determines in good faith, after consultation with their respective financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a “superior offer,” as defined in the Merger Agreement and as defined in the section entitled “The Merger Agreement—Non-Solicitation”, and is not withdrawn, if:

•	neither party nor any representative of such party has breached the non-solicitation provisions of the Merger Agreement described above in any material respect to such acquisition proposal;

•

the Kintara board of directors or TuHURA board of directors, respectively, concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Kintara or TuHURA board of directors, respectively, under applicable law;

•

as promptly as reasonably practicable prior to furnishing any non-public information to, or entering into discussions with, such person, Kintara or TuHURA, respectively, gives the other party written notice of the identity of such person and of such party’s intention furnish non-public information to, or enter into discussions with, such person;

•

Kintara or TuHURA receives from the third-party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between Kintara and TuHURA; and

•

As promptly as reasonably practicable prior to furnishing any non-public information to a third-party, Kintara or TuHURA furnishes the same non-public information to the other party to the extent not previously furnished.

If either Kintara or TuHURA receives an acquisition proposal or acquisition inquiry at any time during the period between the signing of the Merger Agreement and the earlier to occur of (a) the Closing and (b) termination of the Merger Agreement, then such party must promptly, and in no event less than twenty-four (24) hours after becoming aware of such acquisition proposal or acquisition inquiry, advise the other party of the status and terms of, and keep the other party reasonably informed with respect to, any acquisition proposal or acquisition inquiry, and any material modification or proposed material modification thereto.

Termination of the Merger Agreement

Either Kintara or TuHURA can terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated. For more information, please see the section entitled “The Merger Agreement—Termination of the Merger Agreement.”

Termination Fees

If the Merger Agreement is terminated under certain circumstances and certain other events occur, either Kintara or TuHURA will be required to pay the other party a termination fee of $1,000,000. Moreover, if either Kintara or TuHURA, as applicable, fails to pay such termination fee when due, then such party will be required to pay interest on, and reasonable fees and expenses incurred in connection with, the collection of such overdue amount in addition to the $1,000,000 termination fee. For more information, please see the section entitled “The Merger Agreement—Termination and Termination Fees.”

Certain Agreements Related to the Merger

Support Agreements

Concurrently with the execution of the Merger Agreement, (i) certain stockholders of TuHURA entered into the TuHURA Support Agreement with Kintara and TuHURA to vote all of their shares of TuHURA capital stock in favor of the adoption and approval of the Merger and (ii) the officer and directors of Kintara (solely in their respective capacities as Kintara stockholders) entered into the Kintara Support Agreement with Kintara and TuHURA to vote all of their shares of capital stock of Kintara in favor of the Kintara Proposals and against any alternative acquisition proposals.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, certain executive officers, directors, and stockholders of TuHURA and Robert E. Hoffman, the Chief Executive Officer of Kintara, have entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which, subject to specified exceptions, they have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Kintara Common Stock or any securities convertible into or exercisable or exchangeable for Kintara Common Stock, currently or thereafter owned until 180 days after the Effective Time of the Merger. In addition, under the Merger Agreement, it is a condition to closing of the Merger that stockholders of TuHURA, representing no less than 50% of TuHURA’s outstanding shares of common stock on an “as converted” basis (which includes the outstanding shares of TuHURA’s common stock and preferred stock) will execute Lock-Up Agreements prior to the Closing. In addition, under the Merger Agreement, Kintara and TuHURA will use reasonable best efforts to have each of the persons that will serve as directors and executive officers of Kintara after the closing of the Merger execute and deliver a Lock-Up Agreement prior to the closing of the Merger.

CVR Agreement

At or prior to the Effective Time, Kintara will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with Mountain Share Transfer Inc. (“Rights Agent”), pursuant to which Kintara Common Stock holders, Kintara Series C Preferred Stock holders and Kintara Common Stock warrant holders, in each case, as of record as of the close of business on the business day immediately prior to the Effective Time, will receive, potentially subject to withholding on account of taxes in the case of persons that have not established an exemption from such withholding, one CVR for each outstanding share of Kintara Common Stock held by such stockholder (or, in the case of the warrants and holders of Kintara Series C Preferred Stock, each share of Kintara Common Stock for which such warrant is exercisable or which such Kintara Series C Preferred Stock is settable into as of such date). Each CVR shall entitle the holder thereof to receive its portion of the CVR Shares if Kintara (i) enrolls a minimum of ten cutaneous metastatic breast cancer patients in a study to determine whether a dose of REM-001 lower than 1.2 mg/kg elicits a treatment effect similar to that seen in prior studies of REM-001 at the 1.2 mg/kg dose and (ii) such patients enrolled in the study complete eight weeks of follow-up, in each case, on or before December 31, 2025 (the “Milestone”).

The payment date for the CVR Shares will be within 10 business days after the Rights Agent receives the CVR Shares as the payment for achievement of the Milestone. In the event that the Milestone is not achieved, holders of the CVRs will not receive any CVR Shares pursuant to the CVR Agreement. There can be no assurances that any holders of CVRs will receive any CVR Shares with respect thereto. Some CVR Shares that would otherwise be received may be withheld on account of taxes if Kintara or the applicable withholding agent determines that tax withholding is required in connection with the delivery of CVR Shares or that there was a failure to withhold adequately in respect of the distribution of the CVRs.

The CVRs are not transferable, except in certain limited circumstances as will be provided in the CVR Agreement, will not be certificated or evidenced by any instrument and will not be listed for trading on any exchange.

TuHURA Note Financing

On April 2, 2024, TuHURA completed a private placement under which it offered and sold convertible promissory notes (the “TuHURA Notes”) to approximately 40 accredited investors during the period from December 2023 through April 2, 2024 (the “TuHURA Note Financing”). In the transaction, TuHURA received subscriptions for an aggregate principal amount of approximately $31.3 million of TuHURA Notes, of which approximately $21.8 million in aggregate subscriptions were funded as of August 1, 2024, and with the remaining balance required to be funded on various dates through the Closing under the applicable subscription agreements with certain investors. The initial closing under the TuHURA Note Financing occurred on December 11, 2023.

The TuHURA Notes are general unsecured obligations of TuHURA that have a maturity date of December 11, 2025, and that bear interest at a rate of 20% per annum, simple interest. The TuHURA Notes contain a make-whole provision under which, upon payment or conversion of the TuHURA Notes, the holders of the notes will receive additional interest equal to the amount of interest that would have accrued through the first anniversary of the initial closing of the TuHURA Note Financing (if the notes are paid or converted prior to such first anniversary), through the 18-month anniversary of the initial closing (if the notes are paid or converted on or after the first anniversary and before the 18-month anniversary), or though the maturity date (if the notes are paid or converted after the 18-month anniversary of the initial closing). The TuHURA Notes provide that, immediately prior to the completion of the Merger, all principal and accrued and unpaid interest and make-whole amounts under the notes will automatically convert into shares of TuHURA Common Stock at a conversion price $0.68 per share of TuHURA Common Stock. In the event that the Merger is not completed, the TuHURA Notes would convert upon an alternative merger transaction or initial public offering that occurs prior to the maturity date of the TuHURA Notes, if any.

In the TuHURA Note Financing, the investors that purchased at least $4.0 million in principal amount of TuHURA Notes, together with their affiliates, were issued warrants to purchase an aggregate of approximately 18.8 million additional shares of TuHURA Common Stock (the “TuHURA Common Warrants”). The TuHURA Common Warrants have an exercise price of $1.02 per share of TuHURA Common Stock and have an expiration date of 3 years following the respective issue dates of the warrants. The TuHURA Common Warrants are exercisable at any time prior to the expiration date of the warrants, and the warrants are exercisable for cash and, at such time as there is no registration statement covering the resale of the shares issuable upon the exercise of the warrants, on a cashless basis. The TuHURA Common Warrants contain customary adjustments to the exercise price and number of underlying warrant shares by reason of stock splits, stock dividends, reverse stock split, and the like. Because all shares of TuHURA Common Stock underlying TuHURA Common Warrants are deemed to be outstanding for purposes of calculating the Exchange Ratio, there will be no impact to the total ownership percentage of existing Kintara equityholders upon the exercise of the TuHURA Common Warrants by the holders thereof.

Interests of Certain Persons in the Merger

Kintara

In considering the recommendation of Kintara’s board of directors to vote in favor of the Kintara Proposals, stockholders should be aware that, aside from their interests as stockholders, certain Kintara directors and officer have interests in the Merger that are different from, or in addition to, those of other stockholders generally. Kintara’s directors were aware of and considered these interests, among other matters, in evaluating the Merger, and in recommending to stockholders that they approve the Kintara Proposals. Stockholders should take these interests into account in deciding whether to approve the Kintara Proposals. These interests include Kintara’s directors and executive officer beneficially owning approximately 0.33% of the shares of Kintara Common Stock as of August 1, 2024 (on an as converted basis). Robert E. Hoffman, currently Kintara’s Chief Executive Officer and Interim Chief Financial Officer and a director of Kintara, will continue as a director of the combined company following the Closing. Each Kintara director or executive officer has also entered into the Kintara Support Agreement in connection with the Merger.

These interests may influence Kintara’s board of directors in making their recommendation that you vote in favor of the approval of the Kintara Proposals.

For more information, please see the section entitled “The Merger—Interests of Kintara’s Directors and Officer in the Merger.”

TuHURA

In considering the recommendation of the TuHURA board of directors with respect to approving the Merger Agreement and related transactions, stockholders should also be aware that certain members of the TuHURA board of directors and executive officers have interests in the Merger that may be different from, or in addition to, interests they have as TuHURA stockholders. Dr. James Manuso, Alan List, George Ng, and James Bianco, are directors of TuHURA, and have been designated to serve on the combined company’s board of directors following the Closing. Additionally, James Bianco, currently TuHURA’s President and Chief Executive Officer, will continue as Kintara’s President and Chief Executive Officer and Dan Dearborn, currently TuHURA’s Chief Financial Officer will continue as Kintara’s Chief Financial Officer following the consummation of the Merger.

Certain TuHURA executive officers, directors and their affiliates currently hold shares of TuHURA Common Stock and TuHURA Warrants. As of August 1, 2024, all directors and executive officers of TuHURA, together with their affiliates, beneficially owned 38.16% of the outstanding shares of TuHURA Common Stock, which includes any TuHURA preferred stock owned by such holder but excludes any TuHURA shares issuable upon exercise or settlement of TuHURA stock options held by such individuals and such persons held warrants to purchase an aggregate of 8,288,068 shares of TuHURA Common Stock. TuHURA’s directors and executive officers have also entered into the TuHURA Support Agreement in connection with the Merger.

For more information, please see the section entitled “The Merger—Interests of TuHURA’s Directors and Officers in the Merger.”

Reasons for the Approval of the Merger

After careful consideration, Kintara’s board of directors recommends that Kintara stockholders vote “FOR” each of the Kintara Proposals being submitted to a vote of the Kintara stockholders at the Kintara Special Meeting.

For a description of Kintara’s reasons for the approval of the Merger and the recommendation of its board of directors, see the section entitled “The Merger—Kintara’s Reasons for the Merger.”

For more information on the TuHURA board of directors’ reasons for the Merger, see the section entitled “The Merger—TuHURA’s Reasons for the Merger.”

Opinion of Kintara’s Financial Advisor

On April 2, 2024, at a meeting of the Kintara board of directors, Lucid Capital Markets, LLC (“Lucid”), Kintara’s advisor for purposes of rendering a fairness opinion in connection with the Merger, rendered its oral opinion to the Kintara board of directors, subsequently confirmed by delivery of a written opinion, dated April 2, 2024, to the Kintara board of directors, that the Exchange Ratio was fair, from a financial point of view, to the stockholders of Kintara as of the date of such opinion and based on the various assumptions, qualifications and limitations set forth therein.

The full text of Lucid’s written opinion, dated April 2, 2024 (the “Opinion”), which describes the assumptions made, procedures followed, other matters considered and limits of the review by Lucid, is attached to this proxy statement/prospectus as Annex B and is incorporated into this proxy statement/prospectus by reference. Kintara encourages its stockholders to read the Opinion in its entirety. The summary of the Opinion set forth herein is qualified by reference to the full text of the Opinion. The Opinion is not a recommendation to the Kintara board of directors or to any stockholder as to how to vote at the Kintara Special Meeting or to take any other action in connection with the Merger or otherwise.

For additional information, see Annex B and the section entitled “The Merger—Opinion of Kintara’s Financial Advisor.”

Regulatory Approvals Required for the Merger

Kintara must comply with applicable federal and state securities laws and the rules and regulations of the Nasdaq in connection with the issuance of shares of Kintara Common Stock in connection with the Merger and the filing of this proxy statement/prospectus with the SEC.

Accounting Treatment of the Merger

The Merger is expected to be treated by Kintara as a reverse recapitalization in accordance with U.S. GAAP. For accounting purposes, TuHURA is considered to be acquiring the assets and liabilities of Kintara in this transaction based on the terms of the Merger Agreement and other factors, including: (i) TuHURA’s equity holders will own a substantial majority of the voting rights in the combined company; (ii) TuHURA will designate a majority (four of five) of the initial members of the combined company’s board of directors; and (iii) TuHURA’s executive management team will become the management of the combined company. The combined company will be named “TuHURA Biosciences, Inc.,” and will be headquartered in Tampa, Florida. Accordingly, the Merger is expected to be treated as the equivalent of TuHURA issuing stock to acquire the net assets of Kintara. As a result of the Merger, the net assets of Kintara and TuHURA will be stated at carrying value, with no goodwill or other intangible assets recorded, and the historical results of operations prior to the Merger will be those of TuHURA.

Material U.S. Federal Income Tax Consequences of the Merger and of the CVR Distribution

Each of Kintara and TuHURA intends to take the position that the Merger is characterized as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Assuming the Merger is so characterized, in general and subject to the qualifications and limitations set forth in the section entitled “Certain Material U.S. Federal Income Tax Consequences of the Merger,” the material tax consequences to U.S. Holders (as defined herein) of TuHURA Common Stock would be as follows:

•	a U.S. Holder of TuHURA Common Stock should not recognize gain or loss upon the exchange of TuHURA Common Stock for Kintara Common Stock pursuant to the Merger;

•

a U.S. Holder of TuHURA Common Stock aggregate tax basis for the shares of Kintara Common Stock actually received in the Merger should equal the stockholder’s aggregate tax basis in the shares of TuHURA Common Stock surrendered upon the Closing; and

•

the holding period of the shares of Kintara Common Stock received by a TuHURA stockholder in the Merger should include the holding period of the shares of TuHURA Common Stock surrendered in exchange therefor provided the surrendered TuHURA Common Stock is held as a capital asset (generally, property held for investment) at the time of the Merger.

Kintara shareholders will not sell, exchange or dispose of any shares of Kintara stock as a result of the Merger, so the Merger should not result in recognition of gain or loss to the Kintara shareholders for U.S. federal income tax purposes in respect of their Kintara shares. Please review the information in the section titled “Certain Material U.S. Federal Income Tax Consequences of the Merger and of the CVR Distribution” for a more complete description of certain material U.S. federal income tax consequences of the Merger to Kintara shareholders.

The U.S. federal income tax treatment of the CVRs is uncertain and may depend in part upon facts as of the date of the CVR distribution. It is possible that such distribution will be treated for U.S. federal income tax purposes as a distribution of property with respect to shares to Kintara Common Stock. Such distribution may be treated as a taxable dividend to the extent treated for U.S. federal income tax purposes as made out of Kintara’s current or accumulated earnings and profits, with any excess treated first as a return of the holder’s tax basis in the share in respect of which the distribution is made and then as gain on a deemed disposition of such share. Please review the information in the section titled “Certain Material U.S. Federal Income Tax Consequences of the Merger and of the CVR Distribution” for a discussion of certain material U.S. federal income tax consequences of the CVRs to holders of Kintara Common Stock.

The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger that may vary with, or are dependent on, individual circumstances. In addition, the discussion does not address the effects of any foreign, state or local tax laws. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger or the CVR distribution to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For more information, please see the section entitled “Certain Material U.S. Federal Income Tax Consequences of the Merger and of the CVR Distribution.”

Ownership Following the Merger

Merger

It is anticipated that, upon the completion of the Merger, the ownership of Kintara will be as follows:

•	Current Kintara equityholders will own 2.85% of the combined company on an as converted to Kintara Common Stock basis (or 5.45% after giving effect to the issuance of the CVR Shares); and

•	Current TuHURA equityholders will own 97.15% of the combined on an as converted to Kintara Common Stock basis (or 94.55% after giving effect to the issuance of the CVR Shares).

Comparison of Rights of Holders of Kintara Stock and TuHURA Stock

As a result of the Merger, including the Reincorporation and the other proposed transactions contemplated thereby, the holders of shares of TuHURA Common Stock, TuHURA options and TuHURA Warrants will become holders of Kintara Common Stock and their rights will be governed by Delaware law (and by the Delaware Certificate of Incorporation and the Delaware Bylaws (instead of the TuHURA Certificate of Incorporation and the TuHURA Bylaws)). Following the Merger, former TuHURA securityholders may have different rights as Kintara stockholders than they had as TuHURA stockholders.

Please see the section entitled “Comparison of Rights of Holders of Kintara Stock and TuHURA Stock.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains or incorporates statements that constitute forward-looking statements within the meaning of the federal securities laws in relation to Kintara, TuHURA, the Merger and the other proposed transactions contemplated thereby. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “seeks,” “target,” “endeavor,” “potential,” “continue” or the negative of these terms or other comparable terminology, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Kintara, TuHURA or the proposed transaction will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Kintara’s or TuHURA’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. In addition to other factors and matters contained in or incorporated by reference in this document, Kintara and TuHURA believe the following factors could cause actual results to differ materially from those discussed in the forward-looking statements: the risk that the conditions to the closing of the transaction are not satisfied, including the failure to obtain stockholder approval for the transaction;

•	the timing, receipt and terms and conditions of any required governmental or regulatory approvals of the Merger that could cause the parties to abandon the Merger;

•	Kintara’s and TuHURA’s ability to meet expectations regarding the timing and completion of the Merger;

•	the risk that certain subscribers in the TuHURA Note Financing do not fund before the closing of the Merger;

•	uncertainties as to the timing of the consummation of the transaction and the ability of each of Kintara and TuHURA to consummate the transaction;

•	risks related to Kintara’s continued listing on the Nasdaq Capital Stock Market until closing of the Merger;

•

expectations regarding the strategies, prospects, plans, expectations and objectives of management of Kintara or TuHURA for future operations of the combined company following the closing of the Merger;

•

the ability of the combined company to recognize the benefits that may be derived from the Merger, including the commercial or market opportunity of the product candidates of Kintara, TuHURA and the combined company;

•

risks related to Kintara’s and TuHURA’s ability to correctly estimate their respective operating expenses and expenses associated with the transaction, uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources;

•	the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement;

•	the fact that under the terms of the Merger Agreement, Kintara is restrained from soliciting other acquisition proposals during the pendency of the Merger, except in certain circumstances;

•

the effect of the announcement or pendency of the Merger on Kintara’s or TuHURA’s business relationships, operating results and business generally, including disruption of Kintara’s and TuHURA’s management’s attention from ongoing business operations due to the Merger and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction;

•	the risk that the Merger Agreement may be terminated in circumstances that require Kintara to pay a Termination Fee;

•

the outcome of any legal proceedings that may be instituted against Kintara, TuHURA or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby;

•	the ability of Kintara or TuHURA to protect their respective intellectual property rights;

•	competitive responses to the Merger;

•	legislative, regulatory, political and economic developments beyond the parties’ control;

•	the initiation, timing and success of clinical trials for Kintara’s and TuHURA’s product candidates;

•	Kintara’s and TuHURA’s reliance on third parties to conduct clinical trials for its product candidates and for its clinical product supplies;

•	the failure to achieve the market acceptance by any Kintara or TuHURA product candidates that receive marketing approval;

•	success in retaining, or changes required in, Kintara’s and TuHURA’s officers, key employees or directors;

•	Kintara’s public securities’ potential liquidity and trading;

•	regulatory actions with respect to Kintara’s and TuHURA’s product candidates or their respective competitors’ products and product candidates;

•	Kintara’s and TuHURA’s ability to manufacture its product candidates in conformity with the FDA’s requirements and to scale up manufacturing of its product candidates to commercial scale, if approved;

•	Kintara’s and TuHURA’s reliance on third-party contract development and manufacturer organizations to manufacture and supply Kintara’s and TuHURA’s product candidates;

•	Kintara’s and TuHURA’s ability to successfully commercialize its product candidates, if approved, and the rate and degree of market acceptance of its product candidates;

•	developments and projections relating to Kintara’s and TuHURA’s competitors or its industry; and

•	risks related to health, pandemics, epidemics and outbreaks which could significantly disrupt Kintara’s and TuHURA’s preclinical studies and clinical trials.

Should one or more of these risks or uncertainties materialize, or should any of Kintara’s or TuHURA’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that Kintara considers immaterial or which are unknown. You are urged to carefully review the disclosures Kintara and TuHURA make concerning these risks and other factors that may affect Kintara’s and TuHURA’s business and operating results under the section titled “Risk Factors” beginning on page 27 of this proxy statement/prospectus. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Kintara and incorporated by reference herein. Please see the section titled “Where You Can Find More Information” beginning on page 371 of this proxy statement/prospectus. There can be no assurance that the Merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the Merger will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Kintara, TuHURA or the combined company could differ materially from the forward-looking statements. Any public statements or disclosures by Kintara and TuHURA following this proxy statement/prospectus that modify or impact any of the forward-looking statements contained in this proxy statement/prospectus will be deemed to modify or supersede such statements in this proxy statement/prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Kintara and TuHURA do not intend, and undertake no obligation, to update any forward-looking information to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless required by law to do so.

MARKET PRICE AND DIVIDEND INFORMATION

The Kintara Common Stock is currently listed on the Nasdaq Capital Market under the symbol “KTRA.”

The closing price of the Kintara Common Stock on April 2, 2024, the last day of trading prior to the announcement of the Merger, as reported on Nasdaq, was $0.1000 per share. On August 7, 2024, the last trading day before the date of this proxy statement/prospectus, the closing sale price of Kintara Common Stock was $0.17 per share.

Because the market price of the Kintara Common Stock is subject to fluctuation, the market value of the shares of the Kintara Common Stock that the TuHURA stockholders will be entitled to receive in the Merger may increase or decrease.

TuHURA is a private company and shares of TuHURA Common Stock are not publicly traded.

Assuming approval of Proposal Nos. 1 through 5 and successful application for initial listing with The Nasdaq Capital Market, following the consummation of the Merger and filing a certificate of amendment to the Delaware Certificate of Incorporation, subject to approval by the Kintara-Delaware Board, for the name change, the Kintara Common Stock will trade on The Nasdaq Capital Market under Kintara’s new name, “TuHURA Biosciences, Inc.,” and new trading symbol “HURA.”

As of August [ ], 2024, the Record Date for the Kintara Special Meeting, there were approximately [ ] registered holders of record of the Kintara Common Stock. As of August 1, 2024, TuHURA had approximately 203 holders of record of TuHURA Common Stock and 135 holders of record of TuHURA preferred stock. For detailed information regarding the beneficial ownership of certain Kintara and TuHURA stockholders, see the sections of this proxy statement/prospectus titled “Security Ownership of Certain Beneficial Owners and Management-Kintara” and “Security Ownership of Certain Beneficial Owners and Management-TuHURA.”

Dividends

Kintara has not declared or paid a cash dividend on its capital stock and does not intend to pay cash dividends for the foreseeable future. All dividends are subject to the approval of the Kintara board of directors. Any future determinations to pay dividends on Kintara’s capital stock would depend on its results of operations, its financial condition and liquidity requirements, restrictions that may be imposed by applicable laws or its contracts, and any other factors that the Kintara board of directors in its sole discretion may consider relevant in declaring a dividend.

TuHURA has never paid or declared any cash dividends on its capital stock. If the Merger does not occur, TuHURA does not anticipate paying any cash dividends on its capital stock in the foreseeable future, and TuHURA intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the TuHURA board of directors and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the TuHURA board of directors deem relevant.

RISK FACTORS

The combined company will face a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of stock. In addition, you should consider the risks associated with the business of Kintara and TuHURA because these risks may also affect the combined company. You should also read and consider the other information in this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

Risks Related to TuHURA

Risks Related to TuHURA’s Business and Industry

TuHURA is a clinical-stage company and has a limited operating history, which may make it difficult to evaluate TuHURA’s current business and predict its future performance.

TuHURA is a clinical-stage pharmaceutical company that was formed in 1995. TuHURA has no products approved for commercial sale and has not generated any revenue. TuHURA employs a multi-indication immunomodulator platform (ImmuneFx) that utilizes both cell and gene therapies, together, to stimulate the immune system to recognize and combat tumor cells. Although there have been significant advances in cell and gene-based immunotherapies, TuHURA’s immunomodulatory platforms are new and largely unproven. TuHURA’s operations to date have been limited to organizing and staffing the company, business planning, raising capital, developing its technology, identifying potential product candidates, undertaking preclinical studies, and conducting clinical trials. If one of TuHURA’s product candidates received regulatory approval, TuHURA would need to transition from a company with a research and development focus to a company capable of supporting commercial activities. TuHURA may not be successful in such a transition. In addition, TuHURA’s limited operating history, particularly in light of the rapidly evolving cancer immunotherapy field, may make it difficult to evaluate its current business and predict its future performance. TuHURA will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving fields. If it does not address these risks successfully, TuHURA’s business will suffer.

TuHURA has incurred significant losses since inception and expects to incur significant losses for the foreseeable future and may not be able to achieve or sustain profitability in the future.

TuHURA is not profitable and has incurred significant losses in each period since TuHURA’s inception, including net losses of $9.4 million for the year ended December 31, 2022, and $29.3 million for the year ended December 31, 2023 (which includes the expensing of the entire $16.2 million purchase price for the assets of TuHURA Biopharma, Inc., of which $15 million was paid in the form of TuHURA Common Stock) and $4.8 million for the three months ended March 31, 2024. To date, TuHURA has financed its operations primarily through private placements of its preferred stock and convertible notes. TuHURA has not commercialized any products and has never generated any revenue from product sales. TuHURA expects these losses to increase as it continues to incur significant research and development and other expenses related to TuHURA’s ongoing operations, seeks regulatory approvals for TuHURA’s product candidates, scales-up manufacturing capabilities and hires additional personnel to support the development of its product candidates and to enhance its operational, financial and information management systems.

A critical aspect of TuHURA’s strategy is to invest significantly in its technology platform to improve the efficacy and safety of its product candidates. To become and remain profitable, TuHURA must develop and eventually commercialize products with significant market potential, which it may never achieve. Even if TuHURA succeeds in commercializing one or more of these product candidates, TuHURA will continue to incur losses for the foreseeable future relating to its substantial research and development expenditures to develop TuHURA’s technologies. TuHURA may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of TuHURA’s future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue. TuHURA’s prior losses and expected future losses have had and will continue to have an adverse effect on its stockholders’ equity and working capital. Further, the net losses TuHURA incurs may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of its results of operations may not be a good indication of TuHURA’s future performance. If TuHURA does not achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. TuHURA’s failure to become and remain profitable would decrease the value of the company and could impair its ability to raise capital, maintain its discovery and preclinical and clinical development efforts, expand its business or continue its operations and may require TuHURA to raise additional capital that may dilute your ownership interest. A decline in the value of TuHURA could also cause you to lose all or part of your investment.

TuHURA’s recurring losses from operations and financial conditions raise substantial doubt about its ability to continue as a going concern.

TuHURA’s recurring losses from operations and financial condition raise substantial doubt about its ability to continue as a going concern. In TuHURA’s financial statements for the year ended December 31, 2023 and quarter ended March 31, 2024, TuHURA concluded that its recurring losses from operations and need for additional financing to fund future operations raise substantial doubt about TuHURA’s ability to continue as a going concern. Similarly, TuHURA’s independent registered public accounting firm included an explanatory paragraph in its report on TuHURA’s financial statements for the year ended December 31, 2023 with respect to this uncertainty. TuHURA’s ability to continue as a going concern will require it to obtain additional funding. If TuHURA is unable to obtain sufficient funding, its business, prospects, financial condition and results of operations will be materially and adversely affected, and TuHURA may be unable to continue as a going concern. If TuHURA is unable to raise capital when needed or on acceptable terms, it would be forced to delay, limit, reduce or terminate its product development or future commercialization efforts of one or more of its product candidates, or may be forced to reduce or terminate its operations. If TuHURA is unable to continue as a going concern, TuHURA may have to liquidate its assets and may receive less than the value at which those assets are carried on its audited financial statements, and it is likely that investors will lose all or part of their investment. After the closing of the merger, in the combined company’s own required quarterly assessment, the combined company may again conclude that there is substantial doubt about its ability to continue as a going concern, and future reports from its independent registered public accounting firm may also contain statements expressing substantial doubt about its ability to continue as a going concern. Even if the reverse merger closes, the combined company may still need to seek additional funding. If the combined company seeks additional financing to fund its business activities in the future and there remains substantial doubt about its ability to continue as a going concern, investors and other financing sources may be unwilling to provide additional funding to it on commercially reasonable terms, if at all.

TuHURA has never generated any revenue from product sales for its human drug candidates and its ability to generate revenue from product sales and become profitable depends significantly on its success in numerous endeavors.

TuHURA has no products approved for commercial sale, has not generated any revenue from product sales, and does not anticipate generating any revenue from product sales until sometime after TuHURA has received regulatory approval for the commercial sale of a product candidate. TuHURA’s ability to generate revenue and achieve profitability depends significantly on its success in many endeavors, including:

•	completing research regarding, and nonclinical and clinical development of, TuHURA’s product candidates;

•	obtaining regulatory approvals and marketing authorizations for product candidates for which TuHURA completes clinical trials;

•

developing a sustainable and scalable manufacturing process for TuHURA’s product candidates, including establishing and maintaining commercially viable supply relationships with third parties and establishing TuHURA’s own manufacturing capabilities and infrastructure;

•	launching and commercializing product candidates for which TuHURA obtains regulatory approvals and marketing authorizations, either directly or with a collaborator or distributor;

•	obtaining market acceptance of TuHURA’s product candidates as viable treatment options;

•	addressing any competing technological and market developments;

•	identifying, assessing, acquiring and/or developing new product candidates;

•	negotiating favorable terms in any collaboration, licensing, or other arrangements into which TuHURA may enter;

•	maintaining, protecting, and expanding TuHURA’s portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

•	attracting, hiring, and retaining qualified personnel.

Because of the numerous risks and uncertainties associated with biopharmaceutical product development, TuHURA is unable to accurately predict the timing or amount of increased expenses or when, or if, TuHURA will be able to achieve profitability. If TuHURA is required by the U.S. Food and Drug Administration (the “FDA”), or other regulatory agencies, domestic or foreign, or other comparable foreign authorities, to perform preclinical studies or clinical trials in addition to those TuHURA currently anticipates, or if there are any delays in completing its clinical trials or the development of any of its product candidates, TuHURA’s expenses could increase and revenue could be further delayed.

Even if one or more of the product candidates that TuHURA develops is approved for commercial sale, TuHURA anticipates incurring significant costs associated with commercializing any approved product candidate. TuHURA’s expenses could increase beyond expectations if TuHURA is required by the FDA or other regulatory agencies, domestic or foreign, to change its manufacturing processes or assays, or to perform clinical, nonclinical, or other types of studies in addition to those that TuHURA currently anticipates. If TuHURA is successful in obtaining regulatory approvals to market of one or more of its product candidates, its revenue will be dependent, in part, upon the size of the markets in the territories for which TuHURA gains regulatory approval, the accepted price for the product, the ability to get reimbursement at any price, and whether TuHURA owns the commercial rights for that territory. If the number of TuHURA’s addressable disease patients is not as significant as it estimates, the indication approved by regulatory authorities is narrower than it expects, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, TuHURA may not generate significant revenue from sales of such products, even if approved. If TuHURA is not able to generate revenue from the sale of any approved products, TuHURA may never become profitable.

Even if the Merger is successful, TuHURA will require substantial additional capital to finance its operations in the future. If TuHURA fails to obtain additional financing on acceptable terms or at all, it may be unable to complete the development and commercialization of its product candidates.

TuHURA’s operations have required substantial amounts of cash since inception. TuHURA expects to continue to spend substantial amounts to continue the clinical development of its product candidates, particularly as TuHURA advances the development of its lead product candidate Ifx-Hu2.0 as a potential treatment for patients with melanoma, bladder and cervical cancers. If TuHURA obtains orphan drug designation and marketing approval for Ifx or any of TuHURA’s product candidates, TuHURA expects to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution.

As of March 31, 2024, TuHURA had cash and cash equivalents of $4.5 million. Following the Merger, TuHURA will also incur additional costs associated with operating as a public company. Accordingly, TuHURA will require substantial additional funding to continue its operations. Based on its current operating plan, and assuming the Merger and the TuHURA Note Financing is fully-funded and is successfully completed, TuHURA believes that its existing cash, cash equivalents and short-term investments should be sufficient to fund its operations through the end of 2025. This estimate is based on assumptions that may prove to be materially wrong, and TuHURA could use its available capital resources sooner than it currently expects because of circumstances beyond its control. TuHURA may require additional capital for the further development and commercialization of TuHURA’s product candidates and may need to raise additional funds sooner if TuHURA chooses to pursue additional indications or geographies for its product candidates or otherwise expand more rapidly than it presently anticipates. Any additional fundraising efforts may divert TuHURA’s management from their day-to-day activities, which may adversely affect TuHURA’s ability to develop and commercialize its product candidates.

TuHURA cannot be certain that additional funding will be available on acceptable terms, or at all. TuHURA’s ability to raise additional funding will depend on financial, economic and market conditions and other factors, over which TuHURA may have no or limited control. In addition, TuHURA’s ability to obtain future funding when needed through equity financings, debt financings or strategic collaborations may be particularly challenging in light of the uncertainties and circumstances resulting from the ongoing military conflict between Russian and Ukraine, as well as the ongoing conflict between Israel and Hamas, and the global impacts of such conflicts. TuHURA has no committed source of additional capital and if it is unable to raise additional capital in sufficient amounts or on terms acceptable to the company, TuHURA may have to significantly delay, scale back or discontinue the development or commercialization of its product candidates or other research and development initiatives. TuHURA’s license and collaboration agreements may also be terminated if it is unable to meet the payment obligations under the agreements. TuHURA could be required to seek collaborators for its product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms TuHURA’s rights to its product candidates in markets where it otherwise would seek to pursue development or commercialization itself.

Any of the above events could significantly harm TuHURA’s business, prospects, financial condition, and results of operations and cause the price of TuHURA’s Common Stock to decline.

The biotechnology and immunotherapy industries are characterized by rapid technological developments and a high degree of competition. TuHURA may be unable to compete with more substantial enterprises.

The biotechnology and biopharmaceutical industries are characterized by rapid technological developments and a high degree of competition. As a result, TuHURA’s actual or proposed immunotherapies could become obsolete before TuHURA recoups any portion of TuHURA’s related research and development and commercialization expenses. Competition in the biopharmaceutical industry is based significantly on scientific and technological factors. These factors include the availability of patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain governmental approval for testing, manufacturing, and marketing. TuHURA competes with specialized biopharmaceutical firms in the United States, Europe and elsewhere, as well as a growing number of large pharmaceutical companies that are applying biotechnology to their operations. Many biopharmaceutical companies have focused their development efforts in the human therapeutics area, including cancer. Many major pharmaceutical companies have developed or acquired internal biotechnology capabilities or made commercial arrangements with other biopharmaceutical companies. These companies, as well as academic institutions, governmental agencies and private research organizations, also compete with TuHURA in recruiting and retaining highly qualified scientific personnel and consultants. TuHURA’s ability to compete successfully with other companies in the pharmaceutical field will also depend to a considerable degree on the continuing availability of capital to the company.

TuHURA is aware of certain investigational new drugs under development or approved products by competitors that are used for the prevention, diagnosis, or treatment of certain diseases TuHURA has targeted for drug development. Various companies are developing biopharmaceutical products that have the potential to directly compete with TuHURA’s immunotherapies even though their approach may be different. The competition comes from both biotechnology firms and from major pharmaceutical companies. Many of these companies have substantially greater financial, marketing, and human resources than TuHURA. TuHURA also experiences competition in the development of its immunotherapies from universities, other research institutions and others in acquiring technology from such universities and institutions.

In addition, certain of TuHURA’s immunotherapies may be subject to competition from investigational new drugs and/or products developed using other technologies, some of which have completed numerous clinical trials.

The successful development of immunotherapies is highly uncertain.

Successful development of biopharmaceuticals is highly uncertain and depends on numerous factors, many of which are beyond TuHURA’s control. Immunotherapies that appear promising in the early phases of development may fail to reach the market for several reasons including:

•	clinical study results that may show the immunotherapy to be less effective than expected (e.g., the study failed to meet its primary endpoint) or to have unacceptable side effects;

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failure to receive the necessary regulatory approvals or a delay in receiving such approvals. Among other things, such delays may be caused by slow enrollment in clinical studies, length of time to achieve study endpoints, additional time requirements for data analysis, or preparation of Biologics License Application (“BLA”), discussions with the FDA, an FDA request for additional preclinical or clinical data, or unexpected safety or manufacturing issues;

•	manufacturing costs, formulation issues, pricing or reimbursement issues, or other factors that make the immunotherapy uneconomical; and

•	the proprietary rights of others and their competing products and technologies that may prevent the immunotherapy from being commercialized.

Success in preclinical and early clinical studies does not ensure that large-scale clinical studies will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit, or prevent regulatory approvals. The length of time necessary to complete clinical studies and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly from one immunotherapy to the next and may be difficult to predict. The evidence of clinical response rates received to date for Ifx-2.0, TuHURA’s principal product candidate, as well as the other clinical activity and results described in this proxy statement/prospectus, does not mean that Ifx-2.0 or any other product candidate has demonstrated, or that such clinical response data will predict, sufficient clinical efficacy and prove the required level of safety in order to receive FDA approval or any other required regulatory approval.

In addition, we have entered into a Special Protocol Assessment (“SPA”) agreement with the FDA regarding the initiation of a single registration-directed trial utilizing the FDA’s accelerated approval pathway for Ifx-2.0. An SPA agreement for such a trial does not increase the likelihood of marketing approval for the product and may not lead to a faster or less costly development, review, or approval process.

Even if TuHURA is successful in getting market approval, commercial success of any of its product candidates will also depend in large part on the availability of coverage and adequate reimbursement from third- party payors, including government payors such as the Medicare and Medicaid programs and managed care organizations, which may be affected by existing and future health care reform measures designed to reduce the cost of health care. Third-party payors could require TuHURA to conduct additional studies, including post-marketing studies related to the cost effectiveness of a product, to qualify for reimbursement, which could be costly and divert TuHURA’s resources. If government and other health care payors were not to provide adequate coverage and reimbursement levels for any of TuHURA’s products once approved, market acceptance and commercial success would be reduced.

TuHURA’s technology platforms, including its proprietary, multi-indication immunomodulatory platform (ImmuneFx Ifx, and Delta receptor targeting ADCs) technologies are a new approach to treat cancer and other immune-related diseases that present significant challenges.

TuHURA has concentrated its research and development efforts on advancing a new generation of immunotherapies based on the Ifx and Delta receptor antibody drug conjugates (“ADC”) platforms, and its future success is highly dependent on the successful development of its product candidates, which target cancer and other immune-related diseases. TuHURA cannot be sure that its Ifx or Delta receptor ADC platforms will yield satisfactory products that are safe and effective, scalable, or profitable.

Although TuHURA is a cell therapy company its technology could become subject to many of the challenges and risks that gene therapies face, including:

•	regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future;

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the FDA could recommend follow-up observation period of up to 15 years for all patients who receive TuHURA’s treatment. TuHURA may need to adopt such an observation period for its product candidates; and

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clinical trials using genetically modified cells conducted at institutions that receive funding for recombinant DNA research from the U.S. National Institutes of Health (the “NIH”) are subject to review by the NIH Office of Biotechnology Activities’ Recombinant DNA Advisory Committee (the “RAC”). Although the FDA decides whether individual protocols may proceed, the RAC review process can impede the initiation of a clinical trial, even if the FDA has reviewed the study and approved its initiation.

Moreover, public perception of therapy safety issues, including adoption of new therapeutics or novel approaches to treatment, may adversely influence the willingness of subjects to participate in clinical trials, or if approved, of physicians to subscribe to the novel treatment mechanics. Physicians, hospitals and third-party payors often are slow to adopt new products, technologies and treatment practices that require additional upfront costs and training. Physicians may not be willing to undergo training to adopt this novel and personalized therapy, may decide the therapy is too complex to adopt without appropriate training and may choose not to administer the therapy. Based on these and other factors, hospitals and payors may decide that the benefits of this new therapy do not or will not outweigh its costs.

TuHURA’s near-term ability to generate product revenue is dependent on the success of one or more of its product candidates, each of which are at an early stage of development and will require significant additional clinical testing before it can seek regulatory approval and begin commercial sales.

TuHURA’s near-term ability to generate product revenue is highly dependent on its ability to obtain regulatory approval of and successfully commercialize one or more of its product candidates. IFx-2.0 and IFx-Hu3.0 are in late and early stages, respectively, of development and will require additional clinical and nonclinical development, regulatory review, and approval in each jurisdiction in which TuHURA intends to market the products, substantial investment, access to sufficient commercial manufacturing capacity, and significant marketing efforts before it can generate any revenue from product sales. Before obtaining marketing approval from regulatory authorities for the sale of TuHURA’s product candidates, TuHURA must conduct extensive clinical trials to demonstrate the safety, purity, and potency of the product candidates in humans. TuHURA cannot be certain that any of its product candidates will be successful in clinical trials and they may not receive regulatory approval even if they are successful in clinical trials.

Before TuHURA can generate any revenues from sales of its lead product candidates, it must complete the following activities for each of them, any one of which it may not be able to successfully complete:

•	conduct additional preclinical and clinical development with successful outcomes;

•	manage preclinical, manufacturing, and clinical activities;

•	obtain regulatory approval from the FDA and other comparable foreign regulatory authorities;

•	establish manufacturing relationships for the clinical and post-approval supply of the applicable drug candidate in compliance with all regulatory requirements;

•	build a commercial sales and marketing team, either internally or by contract with third parties;

•	establish and maintain patent and trade secret protection or regulatory exclusivity for TuHURA’s product candidates;

•	develop and implement marketing strategies for successful commercial launch of TuHURA’s product candidates, if, and when, approved;

•	secure and maintain acceptance of TuHURA’s products, if, and when approved, by patients, from the relevant medical communities and from third-party payors;

•	compete effectively with other therapies;

•	establish and maintain adequate health care coverage and reimbursement from third-party payors;

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ensure continued compliance with any post-marketing requirements imposed by regulatory authorities, including any required post-marketing clinical trials or the elements of any post-marketing Risk Evaluation and Mitigation Strategy (“REMS”), that may be required by the FDA or comparable requirements in other jurisdictions to ensure the benefits of the product outweigh its risks;

•	maintain continued acceptable safety profile of the product candidates following approval; and

•	invest significant additional cash in each of the above activities.

If TuHURA is unable to address one or more of these factors in a timely manner or at all, it could experience significant delays in the successful commercialization of, or an inability to successfully commercialize, TuHURA’s product candidates, which would materially harm its business. If TuHURA does not receive regulatory approvals for one or more of its product candidates, TuHURA may not be able to continue its operations. Even if TuHURA successfully obtains regulatory approvals to manufacture and market its product candidates, its revenues will be dependent, in part, upon the size of the markets in the territories for which it gains regulatory approval and has commercial rights. If the markets for patient subsets that TuHURA is targeting are not as significant as it estimates, TuHURA may not generate significant revenues from sales of such products, if approved.

TuHURA may encounter substantial delays in its clinical trials or may not be able to conduct its trials on the timelines it expects.

Clinical testing is expensive, time consuming, and subject to uncertainty. TuHURA cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing, and TuHURA’s future clinical trials may not be successful. Events that may prevent successful or timely completion of clinical development include:

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical trials;

•	delays in reaching a consensus with regulatory agencies on trial design;

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the FDA may not allow TuHURA to use the clinical trial data from a research institution to support an investigational new drug (“IND”) application if TuHURA cannot demonstrate the comparability of its product candidates with the product candidate used by the relevant research institution in its clinical trials;

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TuHURA’s INDs have been approved in a timely manner thus far, however, the FDA may not agree with TuHURA’s approach and strategy, which could result in potential delays and changes to its regulatory strategy;

•	TuHURA may be required to complete additional preclinical studies in human leukocyte antigens before it can proceed with its INDs;

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delays in reaching agreement on acceptable terms with prospective contract research organizations (“CROs”), and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	delays in obtaining required Institutional Review Board (“IRB”) approval at each clinical trial site;

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imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an IND application or amendment, or equivalent application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; a negative finding from an inspection of TuHURA’s clinical trial operations or trial sites; developments on clinical trials conducted by competitors for related technology that raises FDA concerns about risk to patients of the technology broadly; or if FDA finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;

•	delays in recruiting suitable patients to participate in TuHURA’s clinical trials;

•	failure by TuHURA’s CROs, other third parties, or TuHURA to adhere to clinical trial requirements;

•	failure to perform in accordance with the FDA’s current good clinical practice regulations (“cGCPs”), requirements, or similar applicable regulatory guidelines in other countries;

•	delays in patients completing participation in a trial or returning for post-treatment follow-up;

•	patients dropping out of a trial;

•	occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

•	the cost of clinical trials of TuHURA’s product candidates being greater than TuHURA anticipates;

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clinical trials of TuHURA’s product candidates producing negative or inconclusive results, which may result in TuHURA deciding, or regulators requiring it, to conduct additional clinical trials or abandon product development programs;

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delays in developing TuHURA’s manufacturing processes and transferring to new third-party facilities to support future development activities and commercialization that are operated by contract manufacturing organizations (“CMOs”), in a manner compliant with all regulatory requirements; and

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delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of TuHURA’s product candidates for use in clinical trials or the inability to do any of the foregoing.

For example, TuHURA’s IND for its planned Phase 3 trial for IFx-2.0 contemplated by its Special Protocol Assessment agreement with the FDA is subject to a partial clinical trial hold as described in a January 2024 letter from the FDA that relates to certain CMC matters for the trial. A partial clinical hold means that the FDA suspends part of the clinical work requested under an IND (i.e., a specific protocol or part of a protocol is not allowed to proceed). The partial hold requires TuHURA to provide additional CMC information from its contract manufacturers for the Phase 3 trial, complete and qualify a potency assay, and qualify the mixing process for IFx-2.0 at the clinical site prior to initiating the trial. Although TuHURA currently is working with its contract manufacturers to provide the additional required information, and has planned and is undertaking ongoing in vitro testing, development, and validation intended to address the other requirements, there is no assurance that TuHURA will be able to complete these requirements on a timely basis, which could delay TuHURA’s expected timetable to complete the trial, or if TuHURA is unable to complete these requirements, TuHURA will not be able to proceed with the trial.

Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval for TuHURA’s product candidates.

Any inability to successfully complete preclinical and clinical development could result in additional costs to TuHURA or impair its ability to generate revenue. In addition, if TuHURA makes manufacturing or formulation changes to its product candidates, TuHURA may be required to, or it may elect to, conduct additional trials to bridge its modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which TuHURA’s products have patent protection and may allow its competitors to bring products to market before TuHURA does, which could impair its ability to successfully commercialize its product candidates and may harm its business and results of operations.

If TuHURA does not achieve its projected development and commercialization goals in accordance with its expected and announced timeframes, the commercialization of any of its product candidates may be delayed, and its business will be harmed.

Elsewhere in this proxy statement/prospectus TuHURA has provided timing estimates regarding the initiation of clinical trials and clinical development milestones, and the expected availability of data resulting from these trials for certain of TuHURA’s product candidates. TuHURA expects to continue to estimate the timing of these types of development milestones and its expected timing for the accomplishment of various other scientific, clinical, regulatory, and other product development objectives. From time to time, TuHURA may publicly announce the expected timing of some of these events. However, the achievement of many of these milestones and events may be outside of TuHURA’s control. These timing estimations are based on a variety of assumptions TuHURA makes, which may cause the actual timing of these events to differ from the timing it expects, including:

•	TuHURA’s available capital resources and its ability to obtain additional funding as needed;

•	the rate of progress, costs, and results of its clinical trials and research and development activities;

•	TuHURA’s ability to identify and enroll patients who meet clinical trial eligibility criteria;

•	TuHURA’s receipt of approvals by the FDA, European Medicines Agency (“EMA”), and other regulatory authorities and the timing of these approvals;

•	TuHURA’s ability to access sufficient, reliable, and affordable supplies of materials used in the manufacture of TuHURA’s product candidates;

•	the efforts with respect to the commercialization of TuHURA’s product candidates;

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securing of costs related to, and timing issues associated with, manufacturing TuHURA’s therapeutic candidates and, if any of TuHURA’s product candidates are approved, sales and marketing activities and the commercial manufacture of its product candidates; and

•	circumstances arising from global supply chain issues, TuHURA’s manufacturers and the availability of raw materials needed for the research and development of TuHURA’s product candidates.

If TuHURA fails to timely achieve announced milestones, the commercialization of any of its product candidates may be delayed, and its business and results of operations may be harmed.

Failure to successfully identify, develop, and commercialize additional therapeutics or product candidates could impair TuHURA’s ability to grow.

Although a substantial amount of TuHURA’s efforts will focus on the continued preclinical and clinical testing and potential approval of the product candidates in the company’s current pipeline, TuHURA expects to continue to innovate and potentially expand its portfolio. Research programs to identify product candidates may require substantial additional technical, financial, and human resources and may not result in any new potential product candidates being identified. TuHURA’s success may depend, in part, upon its ability to identify, select, and develop promising product candidates and therapeutics. TuHURA may expend resources and ultimately fail to discover and generate additional product candidates suitable for further development. All product candidates are prone to risks of failure typical of biotechnology product development, including the possibility that a product candidate may not be suitable for clinical development due to its harmful side effects, limited efficacy, or other characteristics indicating that it is unlikely to receive approval by the FDA, the EMA, and other comparable foreign regulatory authorities and achieve market acceptance. If TuHURA does not successfully develop and commercialize new product candidates it has identified and explored, TuHURA’s business, prospects, financial condition, and results of operations could be adversely affected.

The FDA or comparable foreign regulatory authorities may disagree with TuHURA’s regulatory plans and TuHURA may fail to obtain regulatory approval of TuHURA’s product candidates.

The FDA standard for regular approval of a biologic generally requires two well-controlled phase 3 studies or one large and robust, well-controlled phase 3 study in the patient population being studied that provides substantial evidence that a biologic is safe and effective for its proposed indication. Phase 3 clinical trials typically involve hundreds of patients, have significant costs, and take years to complete. Product candidates studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA may require a sponsor of a drug or biologic receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug or biologic may be subject to withdrawal procedures by the FDA that are more accelerated than those available for regular approvals. Recently, TuHURA entered into a Special Protocol Assessment Agreement with the FDA for a single Phase 3 randomized placebo and injection controlled trial for IFx-2.0, which it believes will lead to initiation of the Phase 3 study in first quarter of 2025. If TuHURA’s efforts to obtain approval for IFx-2.0 or any other product candidate is not successful, then TuHURA may be required to conduct additional clinical trials beyond those it contemplates, which would likely result in a longer time period to potential approval and commercialization of such product candidate (if approved) and would likely increase the cost of development of such product candidate, all of which could harm the company’s competitive position in the marketplace and shorten the remaining term of applicable patent coverage after product approval.

As part of its marketing authorization process, the EMA may grant marketing authorizations on the basis of less complete data than is normally required, when, for certain categories of medicinal products, doing so may meet unmet medical needs of patients and serve the interest of public health. In such cases, it is possible for the Committee for Medicinal Products for Human Use (“CHMP”), to recommend the granting of a marketing authorization, subject to certain specific obligations to be reviewed annually, which is referred to as a conditional marketing authorization. This may apply to medicinal products for human use that fall under the jurisdiction of the EMA, including those that aim at the treatment, the prevention, or the medical diagnosis of seriously debilitating diseases or life-threatening diseases and those designated as orphan medicinal products.

A conditional marketing authorization may be granted when the CHMP finds that, although comprehensive clinical data referring to the safety and efficacy of the medicinal product have not been supplied, all the following requirements are met:

•	the risk-benefit balance of the medicinal product is positive;

•	it is likely that the applicant will be in a position to provide the comprehensive clinical data;

•	unmet medical needs will be fulfilled; and

•	the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required

The granting of a conditional marketing authorization is restricted to situations in which only the clinical part of the application is not yet fully complete. Incomplete nonclinical or quality data may only be accepted if duly justified and only in the case of a product intended to be used in emergency situations in response to public-health threats.

Conditional marketing authorizations are valid for one year, on a renewable basis. The holder will be required to complete ongoing studies or to conduct new studies with a view to confirming that the benefit-risk balance is positive. In addition, specific obligations may be imposed in relation to the collection of pharmacovigilance data.

The granting of a conditional marketing authorization will allow medicines to reach patients with unmet medical needs earlier than might otherwise be the case and will ensure that additional data on a product are generated, submitted, assessed, and acted upon. Although TuHURA may seek a conditional marketing authorization for one or more of TuHURA’s product candidates by the EMA, the EMA or CHMP may ultimately not agree that the requirements for such conditional marketing authorization have been satisfied.

TuHURA’s clinical trial results may also not support approval, whether accelerated approval, conditional marketing authorizations, or regular approval. The results of preclinical studies and clinical trials may not be predictive of the results of later-stage clinical trials, and product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through preclinical studies and initial clinical trials. In addition, TuHURA’s product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of TuHURA’s clinical trials;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which TuHURA seeks approval;

•	TuHURA may be unable to demonstrate that its product candidates’ risk-benefit ratios for their proposed indications are acceptable;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	TuHURA may be unable to demonstrate that the clinical and other benefits of its product candidates outweigh their safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with TuHURA’s interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of TuHURA’s product candidates may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

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the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, TuHURA’s own manufacturing facilities, or a third-party manufacturer’s facilities with which TuHURA contracts for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering TuHURA’s clinical data insufficient for approval.

Further, failure to obtain approval for any of the above reasons may be made more likely due to the novel nature of TuHURA’s technology. Failure to obtain regulatory approval to market any of TuHURA’s product candidates would significantly harm its business, results of operations, and prospects.

TuHURA’s clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates, which would prevent or delay regulatory approval and commercialization.

The clinical trials of TuHURA’s product candidates are, and the manufacturing and marketing of its products will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where TuHURA intends to test and market its product candidates. Before obtaining regulatory approvals for the commercial sale of any of its product candidates, TuHURA must demonstrate through lengthy, complex, and expensive preclinical testing and clinical trials that its product candidates are both safe and effective for use in each target indication. In particular, because its product candidates are subject to regulation as biological drug products, TuHURA will need to demonstrate that they are safe, pure, and potent for use in their target indications. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use. The risk/benefit profile required for product licensure will vary depending on these factors and may include not only the ability to show tumor shrinkage, but also adequate duration of response, a delay in the progression of the disease, and/or an improvement in survival. For example, response rates from the use of TuHURA’s product candidates may not be sufficient to obtain regulatory approval unless TuHURA can also show an adequate duration of response. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of TuHURA’s product candidates may not be predictive of the results of later-stage clinical trials. The results of studies in one set of patients or line of treatment may not be predictive of those obtained in another. TuHURA expects there may be greater variability in results for products processed and administered on a patient-by-patient basis, as anticipated for its product candidates, than for “off-the-shelf” products, like small molecule drugs which are not personalized for each patient. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. Many companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

In addition, even if TuHURA’s clinical trials are successfully completed, TuHURA cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as TuHURA does, and more trials could be required before TuHURA submits its product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, TuHURA may be required to expend significant resources, which may not be available to it, to conduct additional trials in support of potential approval of its product candidates.

TuHURA’s product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

As with most biological products, use of TuHURA’s product candidates could be associated with side effects or adverse events, which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. Undesirable side effects or unacceptable toxicities caused by TuHURA’s product candidates could cause TuHURA or regulatory authorities to interrupt, delay, or halt clinical trials.

The FDA or comparable foreign regulatory authorities could delay or deny approval of TuHURA’s product candidates for any or all targeted indications and negative side effects could result in a more restrictive label for any product that is approved. Side effects such as toxicity or other safety issues associated with the use of TuHURA’s product candidates could also require TuHURA or its collaborators to perform additional studies or halt development or sale of these product candidates.

If one or more of TuHURA’s product candidates receives marketing approval, and TuHURA or others later identify undesirable side effects caused by such products, including during any long-term follow-up observation period recommended or required for patients who receive treatment using TuHURA’s products, many potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw or limit their approvals of such products;

•	regulatory authorities may require the addition of labeling statements, specific warnings or a contraindications;

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TuHURA may be required to create a Risk Evaluation and Mitigation Strategy (“REMS”), plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers, and/or other elements to assure safe use;

•	TuHURA may be required to change the way such products are distributed or administered, or change the labeling of the products;

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the FDA or a comparable foreign regulatory authority may require TuHURA to conduct additional clinical trials or costly post-marketing testing and surveillance to monitor the safety and efficacy of the products;

•	TuHURA may decide to recall such products from the marketplace after they are approved;

•	TuHURA could be sued and held liable for harm caused to individuals exposed to or taking its products; and

•	TuHURA’s reputation may suffer.

In addition, adverse side effects caused by any therapeutics that may be similar in nature to TuHURA’s product candidates could delay or prevent regulatory approval of TuHURA’s product candidates, limit the commercial profile of an approved label for TuHURA’s product candidates, or result in significant negative consequences for its product candidates following marketing approval.

TuHURA believes that any of these events could prevent it from achieving or maintaining market acceptance of the affected product candidates and could substantially increase the costs of commercializing TuHURA’s product candidates, if approved, and significantly impact TuHURA’s ability to successfully commercialize its product candidates and generate revenues.

If TuHURA encounters difficulties enrolling patients in its clinical trials, its clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on TuHURA’s ability to enroll a sufficient number of patients who remain in the trial until its conclusion. TuHURA may experience difficulties in patient enrollment in its clinical trials for a variety of reasons, including:

•	the size and nature of the patient population;

•	the patient eligibility criteria defined in the protocol;

•	the size of the study population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to trial sites;

•	the design of the trial;

•	TuHURA’s ability to recruit clinical trial investigators with the appropriate competencies and experience;

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clinicians’ and patients’ perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications TuHURA is investigating;

•	TuHURA’s ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in clinical trials will not complete a clinical trial.

In addition, TuHURA’s clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as TuHURA’s product candidates, and this competition will reduce the number and types of patients available to TuHURA, because some patients who might have opted to enroll in TuHURA’s trials may instead opt to enroll in a trial being conducted by one of its competitors. Because the number of qualified clinical investigators is limited, TuHURA may conduct some of its clinical trials at the same clinical trial sites that some of its competitors use, which will reduce the number of patients who are available for TuHURA’s clinical trials at such clinical trial sites. Moreover, because TuHURA’s product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and hematopoietic cell transplantation, rather than enroll patients in any future clinical trial.

Even if TuHURA can enroll a sufficient number of patients in its clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect TuHURA’s ability to advance the development of its product candidates.

Clinical trials are expensive, time-consuming, and difficult to design and implement, and TuHURA’s clinical trial costs may be higher than those for more conventional therapeutic technologies or drug products.

Clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Because TuHURA’s product candidates are based on new technologies and manufactured on a patient-by-patient basis, TuHURA expects that they will require extensive research and development and have substantial manufacturing costs. In addition, costs to treat patients with relapsed/refractory cancer and to treat potential side effects that may result from TuHURA’s product candidates can be significant. Accordingly, TuHURA’s clinical trial costs are likely to be significantly higher per patient than those of more conventional therapeutic technologies or drug products.

In addition, one of TuHURA’s early-stage product candidates that is currently in preclinical development is for a novel class of injectable biologics. Development of the underlying technology may be affected by unanticipated technical, regulatory, manufacturing, or other problems, among other research and development issues, and the possible insufficiency of funds needed to complete development of this product candidate.

TuHURA’s proposed personalized product candidates involve several complex and costly manufacturing and processing steps, the costs of which will be borne by us. Depending on the number of patients TuHURA ultimately enrolls in its trials, and the number of trials TuHURA may need to conduct, its overall clinical trial costs may be higher than for more conventional treatments.

TuHURA’s product candidates are biologics and the manufacture of its product candidates is complex and TuHURA may encounter difficulties in production, particularly with respect to process development or scaling-out of TuHURA’s manufacturing capabilities. If TuHURA or any of its third-party manufacturers encounter such difficulties, TuHURA’s ability to provide supply of its product candidates for clinical trials or its products for patients, if approved, could be delayed or stopped, or TuHURA may be unable to maintain a commercially viable cost structure.

TuHURA’s product candidates are biologics and the process of manufacturing its products is complex, highly regulated, and subject to multiple risks. The manufacture of TuHURA’s product candidates involves complex processes, and, as a result of the complexities, the cost to manufacture biologics in general is generally higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult to reproduce. TuHURA’s manufacturing process will be susceptible to product loss or failure due to logistical issues. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. Further, as product candidates are developed through preclinical to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause TuHURA’s product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

In addition, the manufacturing process for any products that TuHURA may develop is subject to FDA and foreign regulatory authority approval process, and TuHURA will need to contract with manufacturers who can meet all applicable FDA and foreign regulatory authority requirements on an ongoing basis. If TuHURA or its CMOs are unable to reliably produce products to specifications acceptable to the FDA or other regulatory authorities, TuHURA may not obtain or maintain the approvals TuHURA needs to commercialize such products. Even if TuHURA obtains regulatory approval for any of its product candidates, there is no assurance that either TuHURA or its CMOs will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of TuHURA’s product candidate, impair commercialization efforts, increase its cost of goods, and have an adverse effect on its business, financial condition, results of operations and growth prospects.

TuHURA relies on third parties to manufacture its clinical product supplies, and TuHURA intends to rely on third parties for at least a portion of the manufacturing process of its product candidates, if approved. TuHURA’s business could be harmed if those third parties fail to provide it with sufficient quantities of product or fail to do so at acceptable quality levels or prices or fail to maintain or achieve satisfactory regulatory compliance.

TuHURA does not currently own any facility that may be used as its clinical-scale manufacturing and processing facility and currently relies on several outside vendors to manufacture supplies and process TuHURA’s product candidates. TuHURA has not yet caused its product candidates to be manufactured or processed on a commercial scale and may not be able to do so for any of its product candidates.

Although in the future TuHURA does intend to develop its own manufacturing facility, it also intends to use third parties as part of its manufacturing process and may, in any event, never be successful in developing its own manufacturing facility. TuHURA’s anticipated reliance on a limited number of third-party manufacturers exposes it to the following risks:

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TuHURA may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any manufacturers. This approval would require new testing and good manufacturing practices compliance inspections by FDA. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of TuHURA’s products;

•	TuHURA’s third-party manufacturers might be unable to timely manufacture its product or produce the quantity and quality required to meet its clinical and commercial needs, if any;

•	Contract manufacturers may not be able to execute TuHURA’s manufacturing procedures and other logistical support requirements appropriately;

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TuHURA’s future contract manufacturers may not perform as agreed, may not devote sufficient resources to its products, or may not remain in the contract manufacturing business for the time required to supply its clinical trials or to successfully produce, store, and distribute its products;

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TuHURA’s future contract manufacturers may not perform as agreed, may not devote sufficient resources to its products, or may not remain in the contract manufacturing business for the time required to supply its clinical trials or to successfully produce, store, and distribute its products;

•	Manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with current good manufacturing practices, or cGMP, current good tissue practices, or cGTP, if applicable and other government regulations and corresponding foreign standards. TuHURA does not have control over third-party manufacturers’ compliance with these regulations and standards;

•	TuHURA may not own, or may not solely own, the intellectual property rights to improvements made by its third-party manufacturers in the manufacturing process for its products;

•	TuHURA’s third-party manufacturers could breach or terminate their agreement with the company;

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Raw materials and components used in the manufacturing process, particularly those for which TuHURA has no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects;

•	TuHURA’s contract manufacturers and critical reagent suppliers may be subject to inclement weather, as well as natural or man-made disasters; and

•	TuHURA’s contract manufacturers may have unacceptable or inconsistent product quality success rates and yields.

Each of these risks could delay or prevent the completion of TuHURA’s clinical trials or the approval of any of its product candidates by the FDA, result in higher costs or adversely impact commercialization of TuHURA’s product candidates. In addition, TuHURA will rely on third parties to perform certain specification tests on its product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA could place significant restrictions on TuHURA until deficiencies are remedied.

Although TuHURA’s agreements with its CMOs require them to perform according to certain cGMP and, if applicable, cGTP requirements such as those relating to quality control, quality assurance, and qualified personnel, TuHURA cannot control the conduct of its CMOs to implement and maintain these standards. If any of TuHURA’s CMOs cannot successfully manufacture material that conforms to its specifications and the regulatory requirements of the FDA, EMA, or other comparable foreign authorities, TuHURA would be prevented from obtaining regulatory approval for its drug candidates unless and until TuHURA engages a substitute CMO that can comply with such requirements, which it may not be able to do. Any such failure by any of TuHURA’s CMOs would significantly impact its ability to develop, obtain regulatory approval for, or market TuHURA’s drug candidates, if approved.

The manufacture of biological drug products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls.

Manufacturers of biologic products often encounter difficulties in production, particularly in scaling up or out, validating the production process, and assuring high reliability of the manufacturing process (including the absence of contamination). These problems include logistics and shipping, difficulties with production costs and yields, quality control, including stability of the product, product testing, operator error, availability of qualified personnel, as well as compliance with strictly enforced federal, state, and foreign regulations. Furthermore, if contaminants are discovered in TuHURA’s supply of its product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period to investigate and remedy the contamination. TuHURA cannot assure you that any stability failures or other issues relating to the manufacture of its product candidates will not occur in the future. Additionally, TuHURA’s manufacturers may experience manufacturing difficulties due to resource constraints, labor disputes, or unstable political environments. If TuHURA’s manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, its ability to provide its product candidate to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs, and, depending upon the period of delay, require TuHURA to begin new clinical trials at additional expense or terminate clinical trials completely.

TuHURA’s third-party manufacturers may be unable to successfully scale up manufacturing of its product candidates in sufficient quality and quantity, which would delay or prevent TuHURA from developing its product candidates and commercializing any approved product candidates.

TuHURA’s manufacturing partners may be unable to successfully increase the manufacturing capacity for its product candidates in a timely or cost-effective manner, or at all, as needed for its development efforts or, if its product candidates are approved, its commercialization efforts. Quality issues may also arise during scale-up activities. If TuHURA, or any manufacturing partners, are unable to successfully scale up the manufacture of TuHURA’s product candidates in sufficient quality and quantity, the development, testing, and clinical trials of its product candidates may be delayed or infeasible, and regulatory approval or commercial launch of any resulting therapeutic may be delayed or not obtained, which could significantly harm TuHURA’s business.

Cell-based therapies rely on the availability of reagents, specialized equipment, and other specialty materials, which may not be available to TuHURA on acceptable terms or at all. For some of these reagents, equipment, and materials, TuHURA relies or may rely on sole source vendors or a limited number of vendors, which could impair TuHURA’s ability to manufacture and supply its products.

Manufacturing TuHURA’s product candidates will require many reagents, which are substances used in TuHURA’s manufacturing processes to bring about chemical or biological reactions, and other specialty materials and equipment, some of which are manufactured or supplied by small companies with limited resources and experience to support commercial biologics production. TuHURA currently depends on a limited number of vendors for certain materials and equipment used in the manufacture of its product candidates. Some of these suppliers may not have the capacity to support commercial products manufactured under cGMP by biopharmaceutical firms or may otherwise be ill-equipped to support TuHURA’s needs. TuHURA also does not have supply contracts with many of these suppliers and may not be able to obtain supply contracts with them on acceptable terms or at all. Accordingly, TuHURA may experience delays in receiving key materials and equipment to support clinical or commercial manufacturing.

For some of these reagents, equipment, and materials, TuHURA relies and may in the future rely on sole source vendors or a limited number of vendors. An inability to continue to source product from any of these suppliers, which could be due to regulatory actions or requirements affecting the supplier, adverse financial or other strategic developments experienced by a supplier, labor disputes or shortages, unexpected demands, or quality issues, could adversely affect TuHURA’s ability to satisfy demand for its product candidates, which could adversely and materially affect its product sales and operating results or its ability to conduct clinical trials, either of which could significantly harm its business.

As TuHURA continues to develop and scale its manufacturing process, TuHURA expects that it will need to obtain rights to and supplies of certain materials and equipment to be used as part of that process. TuHURA may not be able to obtain rights to such materials on commercially reasonable terms, or at all, and if it is unable to alter its process in a commercially viable manner to avoid the use of such materials or find a suitable substitute, it would have a material adverse effect on its business.

TuHURA relies and will rely on third parties to conduct its clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or comply with regulatory requirements, TuHURA may not be able to obtain regulatory approval of or commercialize its product candidates.

TuHURA depends and will depend upon independent investigators and collaborators to conduct its clinical trials under agreements with universities, medical institutions, CROs, strategic partners, and others. TuHURA expects to have to negotiate budgets and contracts with CROs and trial sites, which may result in delays to TuHURA’s development timelines and increased costs.

TuHURA relies and will rely heavily on third parties over the course of its clinical trials, and as a result will have limited control over the clinical investigators and limited visibility into its day-to-day activities.

Nevertheless, TuHURA is responsible for ensuring that each of its trials is conducted in accordance with the applicable protocol and legal, regulatory, and scientific standards, and TuHURA’s reliance on third parties does not relieve it of its regulatory responsibilities. TuHURA and these third parties are required to comply with good clinical practices (“GCP”), which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP through periodic inspections of trial sponsors, principal investigators, and trial sites. If TuHURA or any of these third parties fails to comply with applicable GCP regulations, the clinical data generated in TuHURA’s clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require TuHURA to perform additional nonclinical or clinical trials before approving its marketing applications. TuHURA cannot be certain that, upon inspection, such regulatory authorities will determine that any of its clinical trials comply with the applicable GCP regulations. In addition, TuHURA’s clinical trials must be conducted with biologic product produced under cGMP, and likely cGTP regulations and will require a large number of test patients. TuHURA’s failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require TuHURA to repeat clinical trials, which would delay the regulatory approval process. Moreover, TuHURA’s business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting TuHURA’s clinical trials are not and will not be its employees and, except for remedies available to TuHURA under its agreements with such third parties, TuHURA cannot control whether or not they devote sufficient time and resources to its ongoing preclinical, clinical, and nonclinical programs. These third parties may also have relationships with other commercial entities, including TuHURA’s competitors, for whom they may also be conducting clinical trials or other drug development activities, which could affect their performance on TuHURA’s behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to TuHURA’s clinical protocols or regulatory requirements or for other reasons, TuHURA’s clinical trials may be extended, delayed, or terminated and TuHURA may not be able to complete development of, obtain regulatory approval of or successfully commercialize its product candidates. As a result, TuHURA’s financial results and the commercial prospects for its product candidates would be harmed, its costs could increase, and its ability to generate revenue could be delayed.

Any agreements governing TuHURA’s relationships with CROs or other contractors with whom TuHURA currently engages or may engage in the future may provide those outside contractors with certain rights to terminate a clinical trial under specified circumstances. If any of TuHURA’s relationships with these third-party CROs terminate, TuHURA may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays occur, which can materially impact TuHURA’s ability to meet its desired clinical development timelines. Though TuHURA carefully manages its relationships with its CROs, there can be no assurance that TuHURA will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on its business, financial condition, and prospects.

TuHURA plans to seek orphan drug status for some or all of its product candidates, but TuHURA may be unable to obtain such designations or to maintain the benefits associated with orphan drug status, including market exclusivity, which may cause its revenue, if any, to be reduced.

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan drug exclusivity or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. As a result, even if one of TuHURA’s drug candidates receives orphan exclusivity, the FDA can still approve other drugs that have a different active ingredient for use in treating the same indication or disease. Furthermore, the FDA can waive orphan exclusivity if TuHURA is unable to manufacture sufficient supply of its product.

TuHURA plans to seek orphan drug designation for some or all of its product candidates in specific orphan indications in which there is a medically plausible basis for the use of these products, but exclusive marketing rights in the United States may be limited if TuHURA seeks approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In addition, although TuHURA intends to seek orphan drug designation for other product candidates, TuHURA may never receive such designations.

The review processes of regulatory authorities are lengthy, time consuming, expensive and inherently unpredictable. If TuHURA is unable to obtain approval for its product candidates from applicable regulatory authorities, it will not be able to market and sell those product candidates in those countries or regions and TuHURA’s business could be substantially harmed.

The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drug products are, and will remain, subject to extensive regulation by the FDA in the United States and by the respective regulatory authorities in other countries where regulations differ. TuHURA is not permitted to market its biological product candidates in the United States until TuHURA receives the respective approval of a BLA from the FDA, or in any foreign countries until TuHURA receives the requisite approval from the respective regulatory authorities in such countries. The time required to obtain approval, if any, by the FDA, EMA and comparable foreign authorities is unpredictable, but typically takes many years following the commencement of clinical trials, if approval is obtained at all, and depends upon numerous factors, including the substantial discretion of the regulatory authorities and the type, complexity and novelty of the product candidates involved. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that TuHURA’s data is insufficient for approval and require additional nonclinical studies or clinical trials. TuHURA has limited experience in planning and conducting the clinical trials required for marketing approvals, and TuHURA has and expects to continue to rely on third-party CROs to assist TuHURA in this process. Obtaining marketing approval requires the submission of extensive nonclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process, and in many cases the inspection of manufacturing, processing, and packaging facilities by the regulatory authorities. TuHURA’s product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude TuHURA’s obtaining marketing approval or prevent or limit commercial use, or there may be deficiencies in cGMP compliance by TuHURA or by its CMOs that could result in the candidate not being approved. Moreover, TuHURA has not obtained regulatory approval for any drug candidate in any jurisdiction and it is possible that none of its existing drug candidates or any drug candidates TuHURA may seek to develop in the future will ever obtain regulatory approval.

TuHURA’s biological product candidates could fail to receive, or could be delayed in receiving, regulatory approval for many reasons, including any one or more of the following:

•	the FDA, EMA or comparable foreign regulatory authorities may disagree with the design or implementation of TuHURA’s clinical trials;

•	TuHURA may be unable to demonstrate to the satisfaction of the FDA, EMA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA, EMA or comparable foreign regulatory authorities for approval;

•	TuHURA may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA, EMA or comparable foreign regulatory authorities may disagree with TuHURA’s interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of TuHURA product candidates may not be sufficient to support the submission of a BLA or other submission or to obtain regulatory approval in the United States or elsewhere;

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upon review of TuHURA’s clinical trial sites and data, the FDA or comparable foreign regulatory authorities may find TuHURA’s record keeping or the record keeping of its clinical trial sites to be inadequate;

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the manufacturing processes or facilities of third-party manufacturers with which TuHURA contracts for clinical and commercial supplies may fail to meet the requirements of the FDA, EMA or comparable foreign regulatory authorities;

•	the FDA, EMA or comparable foreign regulatory authorities may fail to approve the companion diagnostics TuHURA contemplates developing internally or with partners; and

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the change of the medical standard of care or the approval policies or regulations of the FDA, EMA or comparable foreign regulatory authorities may significantly change in a manner that renders TuHURA’s clinical data insufficient for approval.

Even if TuHURA was able to obtain regulatory approval in one or more jurisdictions, regulatory authorities may approve any of its product candidates for fewer or more limited indications than TuHURA requests, may not approve prices TuHURA may propose to charge for its products, may grant approval contingent on the performance of costly post-marketing clinical trials (referred to as “conditional” or “accelerated” approval depending on the jurisdiction), or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that drug candidate. Any of the foregoing circumstances could materially harm the commercial prospects for TuHURA’s drug candidates.

TuHURA currently has no marketing and sales organization and have no experience in marketing products. If TuHURA is unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell its product candidates, TuHURA may not be able to generate product revenue.

TuHURA currently has no sales, marketing, or commercial product distribution capabilities and has no experience in marketing products. TuHURA intends to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources, and time. TuHURA will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train, and retain marketing and sales personnel.

If TuHURA is unable or decide not to establish internal sales, marketing and commercial distribution capabilities for any or all products TuHURA develops, it will likely pursue collaborative arrangements regarding the sales and marketing of its products. However, there can be no assurance that TuHURA will be able to establish or maintain such collaborative arrangements, or if TuHURA is able to do so, that they will have effective sales forces. Any revenue TuHURA receives will depend upon the efforts of such third parties, which may not be successful. TuHURA may have little or no control over the marketing and sales efforts of such third parties, and TuHURA’s revenue from product sales may be lower than if it had commercialized its product candidates itself. TuHURA also faces competition in its search for third parties to assist it with the sales and marketing efforts of its product candidates.

There can be no assurance that TuHURA will be able to develop in-house sales and commercial distribution capabilities or establish or maintain relationships with third-party collaborators to successfully commercialize any product in the United States or overseas, and as a result, TuHURA may not be able to generate product revenue.

TuHURA may form or seek collaborations or strategic alliances or enter into additional licensing arrangements in the future, and TuHURA may not realize the benefits of such alliances or licensing arrangements.

TuHURA may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that TuHURA believes will complement or augment its development and commercialization efforts with respect to its product candidates and any future product candidates that TuHURA may develop. Any of these relationships may require TuHURA to incur non-recurring and other charges, increase TuHURA’s near and long-term expenditures, issue securities that dilute its existing stockholders, or disrupt its management and business. In addition, TuHURA faces significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, TuHURA may not be successful in its efforts to establish a strategic partnership or other alternative arrangements for TuHURA’s product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view TuHURA’s product candidates as having the requisite potential to demonstrate safety and efficacy.

Further, collaborations involving TuHURA’s product candidates, such as TuHURA’s collaborations with third-party research institutions, are subject to numerous risks, which may include the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

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collaborators may not pursue development and commercialization of TuHURA’s product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with TuHURA’s products or product candidates;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

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collaborators may not properly maintain or defend TuHURA’s intellectual property rights, or may use its intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate TuHURA’s intellectual property or proprietary information or expose TuHURA to potential liability;

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disputes may arise between TuHURA and a collaborator that cause the delay or termination of the research, development or commercialization of TuHURA’s product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and

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collaborators may own or co-own intellectual property covering TuHURA’s products that results from its collaborations with them, and in such cases, TuHURA would not have the exclusive right to commercialize such products.

As a result, if TuHURA enters into collaboration agreements and strategic partnerships or license its products or businesses, it may not be able to realize the benefit of such transactions if it are unable to successfully integrate them with TuHURA’s existing operations and company culture, which could delay TuHURA’s timelines or otherwise adversely affect its business. TuHURA also cannot be certain that, following a strategic transaction or license, it will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to TuHURA’s product candidates could delay the development and commercialization of TuHURA’s product candidates in certain geographies for certain indications, which would harm TuHURA’s business prospects, financial condition, and results of operations.

If TuHURA engages in future acquisitions or strategic partnerships, this may increase TuHURA’s capital requirements, dilute its stockholders, cause TuHURA to incur debt or assume contingent liabilities, and subject it to other risks.

TuHURA may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	TuHURA’s inability to achieve desired efficiencies, synergies or other anticipated benefits from such acquisitions or strategic partnerships;

•	the diversion of TuHURA’s management’s attention from its existing product programs and initiatives in pursuing such a strategic merger or acquisition;

•	retention of key employees, the loss of key personnel, and uncertainties in TuHURA’s ability to maintain key business relationships;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

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TuHURA’s inability to generate revenue from acquired technology and/or products sufficient to meet its objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if TuHURA undertakes acquisitions, it may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, TuHURA may not be able to locate suitable acquisition opportunities and this inability could impair TuHURA’s ability to grow or obtain access to technology or products that may be important to the development of its business.

If TuHURA, its CROs or its CMOs use hazardous and biological materials in a manner that causes injury or violates applicable law, TuHURA may be liable for damages.

TuHURA’s research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by TuHURA or third parties, such as CROs and CMOs. TuHURA and such third parties are subject to federal, state, and local laws and regulations in the United States governing the use, manufacture, storage, handling, and disposal of medical and hazardous materials. Although TuHURA believes that its and such third parties’ procedures for using, handling, storing, and disposing of these materials comply with legally prescribed standards, TuHURA cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, TuHURA may incur liability or local, city, state, or federal authorities may curtail the use of these materials and interrupt its business operations. In the event of an accident, TuHURA could be held liable for damages or penalized with fines, and the liability could exceed its resources. TuHURA does not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair TuHURA’s research, development and production efforts, which could harm its business, prospects, financial condition, or results of operations.

TuHURA’s internal computer systems, or those used by its third-party research institution collaborators, CROs or other contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, TuHURA’s internal computer systems and those of its future CROs and other contractors and consultants are vulnerable to damage from computer viruses and unauthorized access. Although to TuHURA’s knowledge it has not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in TuHURA’s operations, it could result in a material disruption of its development programs and TuHURA’s business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in TuHURA’s regulatory approval efforts and significantly increase TuHURA’s costs to recover or reproduce the data. Likewise, TuHURA relies on its third-party research institution collaborators for research and development of its product candidates and other third parties for the manufacture of TuHURA’s product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on its business. To the extent that any disruption or security breach were to result in a loss of, or damage to, TuHURA’s data or applications, or inappropriate disclosure of confidential or proprietary information, TuHURA could incur liability and the further development and commercialization of its product candidates could be delayed.

Although TuHURA takes reasonable steps to help protect confidential and other sensitive information from unauthorized access or disclosure, TuHURA also could be the target of phishing attacks seeking confidential information regarding its employees. Furthermore, while TuHURA has implemented data privacy and security measures in an effort to comply with applicable laws and regulations relating to privacy and data protection, some PHI and other PII or confidential information may be transmitted to TuHURA by third parties, who may not implement adequate security and privacy measures, and it is possible that laws, rules and regulations relating to privacy, data protection, or information security may be interpreted and applied in a manner that is inconsistent with TuHURA’s practices or those of third parties who transmit PHI and other PII or confidential information to TuHURA.

To the extent TuHURA or these third parties are found to have violated such laws, rules or regulations or that any disruption or security breach were to result in a loss of, or damage to, TuHURA’s or its third-party vendors’, collaborators’ or other contractors’ or consultants’ data or applications, or inappropriate disclosure of confidential or proprietary information, TuHURA could incur liability including litigation exposure, penalties and fines, TuHURA could become the subject of regulatory action or investigation, its competitive position could be harmed and the further development and commercialization of its product candidates could be delayed. Any of the above could have a material adverse effect on TuHURA’s business, financial condition, results of operations or prospects.

If product liability lawsuits are brought against TuHURA, it may incur substantial liabilities and may be required to limit commercialization of its product candidates.

TuHURA faces an inherent risk of product liability as a result of the clinical testing of its product candidates and will face an even greater risk if TuHURA commercializes any products. For example, TuHURA may be sued if its product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If TuHURA cannot successfully defend itself against product liability claims, TuHURA may incur substantial liabilities or be required to limit commercialization of its product candidates. Even successful defense would require significant financial and management resources. Product liability claims could delay or prevent completion of TuHURA’s development programs. If TuHURA succeeds in marketing any approved products, these claims could result in an FDA investigation of the safety and effectiveness of its products, its manufacturing processes and facilities (or the manufacturing processes and facilities of TuHURA’s third-party manufacturer) or its marketing programs, a recall of TuHURA’s products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in:

•	decreased demand for TuHURA’s products;

•	injury to TuHURA’s reputation;

•	withdrawal of clinical trial participants and inability to continue clinical trials;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and TuHURA’s resources;

•	substantial monetary awards to trial participants or patients;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and TuHURA’s capital resources;

•	the inability to commercialize any product candidate; and

•	a decline in TuHURA’s share price.

Risks Related to Government Regulation

The FDA regulatory approval process is lengthy, time-consuming, and inherently unpredictable, and TuHURA may experience significant delays in the clinical development and regulatory approval, if any, of its product candidates.

The research, testing, manufacturing, labeling, approval, selling, import, export, adverse event reporting, record keeping, advertising, promotion, and distribution of drug products, including biologics, are subject to extensive regulation by the FDA and other regulatory authorities in the United States. TuHURA is not permitted to market any biological drug product in the United States until TuHURA receives a Biologics License from the FDA. TuHURA has not previously submitted a Biologics License Application (“BLA”) to the FDA, or similar approval filings to comparable foreign authorities. However, A BLA must include extensive preclinical and clinical data and supporting information to establish that the product candidate is safe, pure, potent, and effective for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing, and controls for the product, and the manufacturing facilities must complete a successful pre-license inspection. TuHURA expects the novel nature of its product candidates to create further challenges in obtaining regulatory approval. The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on TuHURA’s ability to obtain licensure of the product candidates based on the completed clinical trials. Accordingly, the regulatory approval pathway for TuHURA’s product candidates may be uncertain, complex, expensive, and lengthy, and approval may not be obtained.

In addition, clinical trials can be delayed or terminated for a variety of reasons, including delays or failures related to:

•	obtaining regulatory approval to begin a trial, if applicable;

•	the availability of financial resources to begin and complete the planned trials;

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reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining approval at each clinical trial site by an IRB;

•	recruiting suitable patients to participate in a trial in a timely manner;

•	having patients complete a trial or return for post-treatment follow-up;

•	clinical trial sites deviating from trial protocol, not complying with GCP, or dropping out of a trial;

•	addressing any patient safety concerns that arise during the course of a trial;

•	addressing any conflicts with new or existing laws or regulations;

•	adding new clinical trial sites; or

•	manufacturing qualified materials under cGMP for use in clinical trials.

TuHURA’s third-party research institution collaborators may also experience similar difficulties in completing ongoing clinical trials and conducting future clinical trials of product candidates. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of TuHURA’s product candidates.

Obtaining and maintaining regulatory approval of TuHURA’s product candidates in one jurisdiction does not mean that TuHURA will be successful in obtaining regulatory approval of its product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of TuHURA’s product candidates in one jurisdiction does not guarantee that TuHURA will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that TuHURA intends to charge for its products is also subject to approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for TuHURA and could delay or prevent the introduction of its products in certain countries. If TuHURA fails to comply with the regulatory requirements in international markets and/or to receive applicable marketing approvals, its target market will be reduced and its ability to realize the full market potential of its product candidates will be harmed.

Even if TuHURA receives regulatory approval of its product candidates, it will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and TuHURA may be subject to penalties if it fails to comply with regulatory requirements or experience unanticipated problems with its product candidates.

If TuHURA’s product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, and comparable foreign regulatory authority, requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMP, and in certain cases Good Tissue Practices (“cGTP”), regulations. As such, TuHURA and its contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and cGTp and adherence to commitments made in any BLA, other marketing application, and previous responses to inspection observations. Accordingly, TuHURA and others with whom it works must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

Any regulatory approvals that TuHURA receives for its product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS program as a condition of approval of TuHURA’s product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves TuHURA’s product candidates, TuHURA will have to comply with requirements including submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs, cGTP and cGCPs for any clinical trials that TuHURA conducts post-approval.

Later discovery of previously unknown problems with TuHURA’s product candidates, including adverse events of unanticipated severity or frequency, or with TuHURA’s third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in the following among other things:

•	restrictions on the manufacturing of the product, the approved manufacturers or the manufacturing process;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	withdrawal of the product from the market;

•	product recalls;

•	warning or untitled letters from the FDA or comparable notice of violations from foreign regulatory authorities;

•	refusal of the FDA or other applicable regulatory authority to approve pending applications or

•	supplements to approved applications;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	suspension of any of TuHURA’s ongoing clinical trials;

•	product seizure or detention or refusal to permit the import or export of products; and

•	consent decrees, injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance can also result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of TuHURA’s product candidates. TuHURA cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If TuHURA is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if TuHURA is not able to maintain regulatory compliance, TuHURA may lose any marketing approval that it may have obtained and it may not achieve or sustain profitability.

In addition, if TuHURA was able to obtain accelerated approval of any of TuHURA’s product candidates, the FDA would require TuHURA to conduct a confirmatory study to verify the predicted clinical benefit and additional safety studies. The results from the confirmatory study may not support the clinical benefit, which would result in the approval being withdrawn. While operating under accelerated approval, TuHURA will be subject to certain restrictions that it would not be subject to upon receiving regular approval.

Even if TuHURA obtains regulatory approval of its product candidates, the products may not gain market acceptance among physicians, patients, hospitals, cancer treatment centers, and others in the medical community.

TuHURA’s products may not become broadly accepted by physicians, patients, hospitals, cancer treatment centers, and others in the medical community. Several factors will influence whether TuHURA’s product candidates are accepted in the market, including:

•	the clinical indications for which TuHURA’s product candidates are approved;

•	physicians, hospitals, cancer treatment centers, and patients considering TuHURA’s product candidates as a safe and effective treatment;

•	the potential and perceived advantages of TuHURA’s product candidates over alternative treatments;

•	the prevalence and severity of any side effects;

•	any restrictions on concomitant TuHURA of other medications

•	product labeling or product insert requirements of the FDA or other regulatory authorities;

•	limitations or warnings contained in the labeling approved by the FDA;

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the size of the market for such drug candidate, based on the size of the patient subsets that TuHURA is targeting, in their territories for which TuHURA gains regulatory approval and have commercial rights;

•	the safety of the drug candidate as demonstrated through broad commercial rights;

•	the adequacy of supply of TuHURA’s product candidates;

•	the timing of market introduction of TuHURA’s product candidates as well as competitive products;

•	the cost of treatment in relation to alternative treatments;

•	the amount of upfront costs or training required for physicians to administer TuHURA’s product candidates;

•	the availability of adequate coverage, reimbursement, and pricing by third-party payors and government authorities;

•	the willingness of patients to pay out-of-pocket in the absence of coverage and reimbursement by third-party payors and government authorities;

•	support from patient advocacy groups;

•	relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

•	the effectiveness of TuHURA’s sales and marketing efforts.

TuHURA’s ability to negotiate, secure and maintain third-party coverage and reimbursement for its product candidates may be affected by political, economic and regulatory developments in the United States, the European Union and other jurisdictions. Governments continue to impose cost containment measures, and third-party payors are increasingly challenging prices charged for medicines and examining their cost effectiveness, in addition to their safety and efficacy. These and other similar developments could significantly limit the degree of market acceptance of any product candidate of ours that receives marketing approval in the future.

Even if TuHURA’s products achieve market acceptance, TuHURA may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than its products, are more cost effective or render TuHURA’s products obsolete.

TuHURA is and will be subject to stringent privacy laws, cybersecurity laws, regulations, policies and contractual obligations related to privacy and security, and changes in such laws, regulations, policies or how they are interpreted or changes in related contractual obligations could adversely affect TuHURA’s business.

TuHURA is subject to data privacy and protection laws and regulations that apply to the collection, transmission, processing, storage and use of personally-identifying information including comprehensive regulatory systems in the U.S. and EU, which, among other things, impose certain requirements relating to the privacy, security and transmission of personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect TuHURA’s business. Failure to comply with any of these laws and regulations by TuHURA or third parties to whom TuHURA contracts certain types of work (like clinical trials) could result in enforcement action against TuHURA or such third parties, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to TuHURA’s reputation and loss of goodwill, any of which could have a material adverse effect on its business, financial condition, results of operations or prospects.

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. In particular, regulations promulgated pursuant to the HIPAA, establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and its contractual obligations can be complex and may be subject to changing interpretation.

If TuHURA is unable to properly protect the privacy and security of protected health information or other personal, sensitive, or confidential information in its possession, TuHURA could be found to have breached its contracts. Further, if TuHURA fails to comply with applicable privacy laws, including applicable HIPAA privacy and security standards, TuHURA could face significant administrative, civil and criminal penalties. Enforcement activity can also result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal and outside resources. In addition, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. In addition to the risks associated with enforcement activities and potential contractual liabilities, TuHURA’s ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to its policies, procedures and systems.

In the EU, TuHURA may be subject to the General Data Protection Regulation (“GDPR”) which went into effect in May 2018 and which imposes obligations on companies that operate in TuHURA’s industry with respect to the processing of personal data and the cross-border transfer of such data. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. If TuHURA’s or TuHURA’s partners’ or service providers’ privacy or data security measures fail to comply with the GDPR requirements, TuHURA may be subject to litigation, regulatory investigations, enforcement notices requiring TuHURA to change the way TuHURA uses personal data and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill.

The GDPR may also impose additional compliance obligations relating to the transfer of data between TuHURA and its subsidiaries or other business partners. For example, the European Court of Justice recently invalidated the EU-U.S. Privacy Shield as a basis for transfers of personal data from the EU to the U.S. and raised questions about the continued validity of one of the primary alternatives to the EU-U.S. Privacy Shield, namely the European Commission’s Standard Contractual Clauses. Some customers or other service providers may respond to these evolving laws and regulations by asking TuHURA to make certain privacy or data-related contractual commitments that TuHURA is unable or unwilling to make. This could lead to the loss of current or prospective customers or other business relationships.

While TuHURA continues to address the implications of the recent changes to EU data privacy regulations, data privacy remains an evolving landscape at both the domestic and international level, with new regulations coming into effect and continued legal challenges, and TuHURA’s efforts to comply with the evolving data protection rules may be unsuccessful. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with TuHURA’s practices. TuHURA must devote significant resources to understanding and complying with this changing landscape. Failure to comply with laws regarding data protection would expose TuHURA to risk of enforcement actions taken by data protection authorities in the EU and elsewhere and carries with it the potential for significant penalties if TuHURA is found to be non-compliant. Similarly, failure to comply with federal and state laws in the United States regarding privacy and security of personal information could expose TuHURA to penalties under such laws. Any such failure to comply with data protection and privacy laws could result in government-imposed fines or orders requiring that TuHURA changes its practices, claims for damages or other liabilities, regulatory investigations and enforcement action, litigation and significant costs for remediation, any of which could adversely affect TuHURA’s business.

Even if TuHURA is not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm its business, financial condition, results of operations or prospects.

Coverage and reimbursement may be limited or unavailable in certain market segments for TuHURA’s product candidates, which could make it difficult for TuHURA to sell its product candidates profitably.

Successful sales of TuHURA’s product candidates, if approved, depend on the availability of adequate coverage and reimbursement from third-party payors. In addition, because TuHURA’s product candidates represent new approaches to treat cancer and other immune-related diseases, TuHURA cannot accurately estimate the potential revenue from its product candidates.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors are critical to new product acceptance.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require TuHURA to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of TuHURA’s products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if TuHURA obtains coverage for a given product, the resulting reimbursement payment rates might not be adequate for TuHURA to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of TuHURA’s products. Patients are unlikely to use TuHURA’s product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of TuHURA’s product candidates. Because TuHURA’s product candidates have a higher cost of goods than conventional therapies, and may require long-term follow up evaluations, the risk that coverage and reimbursement rates may be inadequate for TuHURA to achieve profitability may be greater.

TuHURA intends to seek approval to market its product candidates in both the United States and in selected foreign jurisdictions. If TuHURA obtains approval in one or more foreign jurisdictions for its product candidates, TuHURA will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the EU, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of TuHURA’s product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for TuHURA’s product candidates and may be affected by existing and future health care reform measures.

TuHURA’s employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

TuHURA is exposed to the risk of fraud, misconduct or other illegal activity by its employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with applicable laws and regulations of the FDA and other similar foreign regulatory bodies; provide true, complete and accurate information to the FDA and other similar foreign regulatory bodies; comply with manufacturing standards TuHURA has established; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to TuHURA. If TuHURA obtains FDA approval of any of its product candidates and begins commercializing those products in the United States, TuHURA’s potential exposure under such laws will increase significantly, and its costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, TuHURA’s current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in significant regulatory sanctions and cause serious harm to TuHURA’s reputation. It is not always possible to identify and deter misconduct by employees and other parties, and the precautions TuHURA takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting TuHURA from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against TuHURA, and TuHURA is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of significant fines or other sanctions.

TuHURA’s relationships with prescribers, purchasers, third-party payors and patients will be subject to applicable anti-kickback, fraud and abuse and other health care laws and regulations, which could expose TuHURA to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Although TuHURA does not currently have any products on the market, upon commercialization of its drug candidates, if approved, TuHURA will be subject to additional health care statutory and regulatory requirements and oversight by federal and state governments in the United States as well as foreign governments in the jurisdictions in which TuHURA conducts its business. Physicians, other health care providers and third-party payors will play a primary role in the recommendation, prescription and use of any product candidates for which TuHURA obtains marketing approval. TuHURA’s future arrangements with such third parties may expose TuHURA to broadly applicable fraud and abuse and other health care laws and regulations that may constrain TuHURA’s business or financial arrangements and relationships through which TuHURA markets, sells and distributes any products for which TuHURA may obtain marketing approval. Restrictions under applicable domestic and foreign health care laws and regulations include, but are not limited to, the following:

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the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal health care program such as Medicare and Medicaid; a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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U.S. federal false claims, false statements and civil monetary penalties laws, including the US False Claims Act, which impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government; actions may be brought by the government or a whistleblower and may include an assertion that a claim for payment by federal health care programs for items and services which results from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

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HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any health care benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for health care benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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analogous state and foreign laws and regulations relating to health care fraud and abuse, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving health care items or services reimbursed by non-governmental third-party payors, including private insurers;

•	the FCPA and other anti-corruption laws and regulations pertaining to TuHURA’s financial relationships and interactions with foreign government officials;

•

the U.S. federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act,” which requires manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to the Centers for Medicare & Medicaid Services (“CMS”), information related to physician payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals as well as the ownership and investment interests of physicians and their immediate family members. Beginning in 2022, applicable manufacturers are required to report such information regarding its relationships with physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwives during the previous year;

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analogous state and foreign laws that require pharmaceutical companies to track, report and disclose to the government and/or the public information related to payments, gifts, and other transfers of value or remuneration to physicians and other health care providers, marketing activities or expenditures, or product pricing or transparency information, or that require pharmaceutical companies to implement compliance programs that meet certain standards or to restrict or limit interactions between pharmaceutical manufacturers and members of the health care industry;

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the U.S. federal laws that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under federal health care programs;

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HIPAA, which imposes obligations on certain covered entity health care providers, health plans, and health care clearinghouses and their business associates that perform certain services involving the use or disclosure of individually identifiable health information as well as their covered subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information; and

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state and foreign laws that govern the privacy and security of health information in certain circumstances, including state security breach notification laws, state health information privacy laws and federal and state consumer protection laws, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of TuHURA’s business activities could be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws. For example, the Affordable Care Act (the “ACA”), among other things, amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes. As a result of such amendment, a person or entity no longer needs to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Efforts to ensure that TuHURA’s business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that TuHURA’s business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against TuHURA, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of TuHURA’s operations, any of which could adversely affect its ability to operate its business and its results of operations. In addition, the approval and commercialization of any of TuHURA’s product candidates outside the United States will also likely subject TuHURA to foreign equivalents of the healthcare laws mentioned above, among other foreign laws. If any of the physicians or other health care providers or entities with whom TuHURA expects to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from federal health care programs.

Risks Related to Intellectual Property

TuHURA could be unsuccessful in obtaining or maintaining adequate patent protection for one or more of its products or product candidates.

TuHURA anticipates that it will file additional patent applications both in the United States and in other countries, as appropriate. However, TuHURA cannot predict:

•	if and when any patents will issue;

•	the degree and range of protection any issued patents will afford TuHURA against competitors, including whether third parties will find ways to invalidate or otherwise circumvent its patents;

•	whether others will apply for or obtain patents claiming aspects similar to those covered by TuHURA’s patents and patent applications; or

•	whether TuHURA will need to initiate litigation or administrative proceedings to defend its patent rights, which may be costly whether TuHURA wins or loses.

For biological and pharmaceutical products, claims directed to compositions of matter are generally considered to be the strongest form of intellectual property protection. Such claims are not directed to any particular use of the product, and therefore encompass all uses. TuHURA cannot be certain, however, that the claims in its pending patent applications covering the composition of matter of its product candidates will be considered patentable by the United States Patent and Trademark Office (“USPTO”) or foreign patent offices, or that TuHURA’s issued claims will be considered valid and enforceable by U.S. or foreign courts.

Claims directed to methods of use protect the use of a product for the specified method. This type of claim does not prevent a competitor from making and marketing a product that is identical to the product for a specific use that falls outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for TuHURA’s targeted indications, physicians may prescribe these products “off-label” for those uses that are covered by TuHURA’s method claims. Although off-label prescriptions may infringe or contribute to the infringement of method claims, the practice is common and such infringement is difficult to prevent or prosecute. Many of TuHURA’s issued claims cover methods for making its cell therapy products.

Claims directed to methods of making a product protect the process by which a product is made. This type of claim does not prevent a competitor from marketing a product that is identical to TuHURA’s product, if the competitor’s product is made by a process outside the scope of the patented method.

The strength of patents in the biotechnology and pharmaceutical field can be uncertain, and evaluating the scope of such patents involves complex legal and scientific analyses. The patent applications that TuHURA owns or in-license may fail to result in issued patents with claims that cover its product candidates, methods of making its product candidates, or uses thereof in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability, or scope thereof, which may result in such patents being narrowed, invalidated, or held unenforceable. Furthermore, even if they are unchallenged, TuHURA’s patents and patent applications may not adequately protect its intellectual property or prevent others from designing their products to avoid being covered by its claims. If the breadth or strength of protection provided by the patents and patent applications TuHURA holds with respect to its product candidates is threatened, this could dissuade companies from collaborating with TuHURA to develop, and could threaten TuHURA’s ability to commercialize, TuHURA’s product candidates. Further, if TuHURA encounters delays in its clinical trials, the period of time during which TuHURA could market its product candidates under patent protection would be reduced. Because patent applications in the United States and most other countries are confidential for a period of time after filing, TuHURA cannot be certain that it was the first to file any patent application related to its product candidates.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information.

In addition to the protection afforded by patents, TuHURA seeks to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that TuHURA elects not to patent, processes for which patents are difficult to enforce, and any other elements of its product discovery and development processes that involve proprietary know-how, information, or technology that is not covered by patents. Trade secrets, however, may be difficult to protect. TuHURA seeks to protect its proprietary processes, in part, by entering into confidentiality agreements with its employees, consultants, outside scientific advisors, contractors, and collaborators. Although TuHURA uses reasonable efforts to protect its trade secrets, its employees, consultants, outside scientific advisors, contractors, and collaborators might intentionally or inadvertently disclose its trade secret information to competitors. In addition, competitors may otherwise gain access to TuHURA’s trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, TuHURA may encounter significant problems in protecting and defending its intellectual property both in the United States and abroad. If TuHURA is unable to prevent unauthorized material disclosure of its intellectual property to third parties, or misappropriation of TuHURA’s intellectual property by third parties, TuHURA will not be able to establish or maintain a competitive advantage in its market, which could materially adversely affect its business, operating results, and financial condition.

Third-party claims of intellectual property infringement against TuHURA or its collaborators may prevent or delay its product discovery and development efforts.

TuHURA’s commercial success depends in part on it avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Recently, due to changes in U.S. law referred to as patent reform, procedures including inter parties review and post-grant review have been implemented. As stated above, this reform adds uncertainty to the possibility of challenge to TuHURA’s patents in the future.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which TuHURA is developing its product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that TuHURA’s product candidates may give rise to claims of infringement of the patent rights of others.

TuHURA may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting, maintaining, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and TuHURA’s intellectual property rights in some countries outside the United States can have a different scope and strength than do those in the United States. To date, in addition to the United States, TuHURA has filed patent applications in Australia, Brazil, Canada, China, Europe (via European Patent Office), Hong Kong, India, Israel, Japan, Russian Federation, South Korea, Mexico, and Singapore. In addition, the laws of some foreign countries, such as China, Brazil, Russia, and India, do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, TuHURA may not be able to prevent third parties from practicing its inventions in all countries outside the United States, or from selling or importing products made using TuHURA’s inventions in and into the United States or other jurisdictions. Competitors may use TuHURA’s technologies in jurisdictions where TuHURA has not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where TuHURA has patent protection, but enforcement against importation of infringing products is challenging or legal remedies are insufficient. These products may compete with TuHURA’s products and its patents or other intellectual property rights may not be effective or adequate to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, such as China, Brazil, Russia, and India, do not favor the enforcement of patents, trade secrets and other intellectual property, particularly those relating to biopharmaceutical products, which could make it difficult in those jurisdictions for TuHURA to stop the infringement or misappropriation of its patents or other intellectual property rights, or the marketing of competing products in violation of TuHURA’s proprietary rights. Proceedings to enforce TuHURA’s patent and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business. Furthermore, such proceedings could put TuHURA’s patents at risk of being invalidated, held unenforceable, or interpreted narrowly, could put its patent applications at risk of not issuing, and could provoke third parties to assert claims of infringement or misappropriation against TuHURA. TuHURA may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, TuHURA’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that TuHURA develops or licenses.

TuHURA may be involved in lawsuits to protect or enforce its patents or the patents of its licensors, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe TuHURA’s patents or the patents of its licensors. To cease such infringement or unauthorized use, TuHURA may be required to file patent infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding or a declaratory judgment action against TuHURA, a court may decide that one or more of TuHURA’s patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that TuHURA’s patents do not cover the technology in question. An adverse result in any litigation or defense proceeding could put one or more of

TuHURA’s patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put its patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from TuHURA’s business.

Interference or derivation proceedings provoked by third parties or brought by the USPTO may be necessary to determine the priority of inventions with respect to, or the correct inventorship of, TuHURA’s patents or patent applications or those of its licensors. An unfavorable outcome could result in a loss of TuHURA’s current patent rights and could require TuHURA to cease using the related technology or to attempt to license rights to it from the prevailing party. TuHURA’s business could be harmed if the prevailing party does not offer TuHURA a license on commercially reasonable terms. Litigation, interference, or derivation proceedings may result in a decision adverse to TuHURA’s interests and, even if it is successful, may result in substantial costs and distract its management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of TuHURA’s confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of TuHURA’s Common Stock.

Issued patents covering TuHURA’s product candidates could be found invalid or unenforceable if challenged in court or before the USPTO or comparable foreign authority.

If TuHURA or one of its licensing partners initiate legal proceedings against a third party to enforce a patent covering one of TuHURA’s product candidates, the defendant could counterclaim that the patent covering TuHURA’s product candidate is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post-grant review, and equivalent proceedings in foreign jurisdictions, such as opposition or derivation proceedings. Such proceedings could result in revocation or amendment to TuHURA’s patents in such a way that they no longer cover and protect its product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity of TuHURA’s patents, for example, TuHURA cannot be certain that there is no invalidating prior art of which it, its patent counsel, and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, TuHURA would lose at least part, and perhaps all, of the patent protection on its product candidates. Such a loss of patent protection could have a material adverse impact on TuHURA’s business.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing TuHURA’s ability to protect its products.

As is the case with other biopharmaceutical companies, TuHURA’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves, both technological and legal complexity, and is therefore costly, time-consuming, and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to TuHURA’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken TuHURA’s ability to obtain new patents or to enforce its existing patents and patents that TuHURA might obtain in the future. For example, in, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to naturally-occurring substances are not patentable. Although TuHURA does not believe that any of the patents owned or licensed by TuHURA will be found invalid based on this decision, TuHURA cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of its patents.

TuHURA may be subject to claims that its employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties.

TuHURA has received confidential and proprietary information from third parties. In addition, TuHURA employs individuals who were previously employed at other biotechnology or pharmaceutical companies. TuHURA may be subject to claims that it or its employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or TuHURA’s employees’ former employers. Litigation may be necessary to defend against these claims. Even if TuHURA is successful in defending against these claims, litigation could result in substantial cost and be a distraction to TuHURA’s management and employees.

TuHURA may face competition from biosimilars, which may have a material adverse impact on the future commercial prospects of its product candidates.

Even if TuHURA is successful in achieving regulatory approval to commercialize a product candidate faster than its competitors, TuHURA may face competition from biosimilars. The Patient Protection and Affordable Care Act, which was signed into law in March 2010, included a subtitle called the Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”). The BPCIA established a regulatory scheme authorizing the FDA to approve biosimilars and interchangeable biosimilars. While certain biosimilar products have been approved by the FDA for use in the United States, none of these have been cell therapy products and none have been interchangeable biosimilars. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Additional guidance is expected to be finalized by the FDA in the near term.

Under the BPCIA, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product.” In order for the FDA to approve a biosimilar product, it must find that the product is “highly similar” to the reference product notwithstanding minor differences in clinically inactive components and that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity, and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and, for products administered multiple times, that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own non-clinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of their product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

If competitors are able to obtain marketing approval for biosimilars referencing TuHURA’s products, TuHURA’s products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences.

TuHURA may be subject to claims challenging the inventorship of its patents and other intellectual property.

Although TuHURA is not currently experiencing any claims challenging the inventorship of its patents or ownership of its intellectual property, it may in the future be subject to claims that former employees, collaborators, or other third parties have an interest in its patents or other intellectual property as an inventor or co-inventor. For example, TuHURA may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing its product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If TuHURA fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on TuHURA’s business. Even if TuHURA is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to the Commercialization of TuHURA’s Product Candidates

TuHURA’s product candidates have never been manufactured on a commercial scale, and there are risks associated with scaling up manufacturing to commercial scale.

TuHURA’s product candidates have never been manufactured on a commercial scale, and there are risks associated with scaling up manufacturing to commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, lot consistency and timely availability of raw materials. There is no assurance that TuHURA’s manufacturers will be successful in establishing a larger-scale commercial manufacturing process for its product candidates that achieves its objectives for manufacturing capacity and cost of goods. Even if TuHURA could otherwise obtain regulatory approval for any product candidate, there is no assurance that its manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. If TuHURA’s manufacturers are unable to produce sufficient quantities of the approved product for commercialization, its commercialization efforts would be impaired, which would have an adverse effect on its business, financial condition, results of operations and growth prospects.

Biologics carry unique risks and uncertainties, which could have a negative impact on future results of operations.

The successful discovery, development, manufacturing, and sale of biologics is a lengthy, expensive, and uncertain process. There are unique risks and uncertainties with biologics. For example, access to and supply of necessary biological materials, such as cell lines, may be limited and governmental regulations restrict access to and regulate the transport and use of such materials. In addition, the development, manufacturing and sale of biologics is subject to regulations that are often more complex and extensive than the regulations applicable to other pharmaceutical products. Manufacturing biologics, especially in large quantities, is often complex and may require the use of innovative technologies. Such manufacturing also requires facilities specifically designed and validated for this purpose and sophisticated quality assurance and quality control procedures. Biologics are also frequently costly to manufacture because production inputs are derived from living animal or plant material, and some biologics cannot be made synthetically. Failure to successfully discover, develop, manufacture, and sell TuHURA’s biological product candidates would adversely impact TuHURA’s business and future results of operations.

Even if TuHURA is able to commercialize any of its product candidates, such products may become subject to unfavorable pricing regulations, third-party reimbursement practices or health care reform initiatives, which would harm TuHURA’s business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug and biological products vary widely from country to country. Current and future legislation may change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product marketing approval is granted and, in some markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, TuHURA may obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay its commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues TuHURA is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder TuHURA’s ability to recoup its investment in one or more product candidates, even if its product candidates obtain marketing approval.

TuHURA’s ability to commercialize any product candidates successfully also will depend in part on the extent to which coverage and reimbursement for these product candidates and related treatments will be available from government authorities, private health insurers and other organizations. In the United States, reimbursement varies from payor to payor. Reimbursement agencies in Europe may be more conservative than federal health care programs or private health plans in the United States. For example, a number of cancer drugs are generally covered and paid for in the United States, but have not been approved for reimbursement in certain European countries. A primary trend in the U.S. health care industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of payments for particular products. For example, payors may limit coverage to specific drug or biological products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs or biologics for a particular indication. Payors may require use of alternative therapies or a demonstration that a product is medically necessary for a particular patient before use of a product will be covered. Additionally, payors may seek to control utilization by imposing prior authorization requirements.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for products. TuHURA cannot be sure that coverage will be available for any product candidate that it commercializes and, if coverage is available, what the level of reimbursement will be. Reimbursement may impact the demand for, or the price of, any product candidate for which TuHURA obtains marketing approval. Patients are unlikely to use TuHURA’s products, if they are approved for marketing, unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such products. If reimbursement is not available or is available only to limited levels, TuHURA may not be able to successfully commercialize any product candidate for which TuHURA obtains marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs and biologics, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers TuHURA’s costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover TuHURA’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by federal health care programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. In the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. In the European Union, reference pricing systems and other measures may lead to cost containment and reduced prices. TuHURA’s inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved products that TuHURA develops could have a material adverse effect on its operating results, its ability to raise capital needed to commercialize products and its overall financial condition.

Further, there have been, and may continue to be, legislative and regulatory proposals at the U.S. federal and state levels and in foreign jurisdictions directed at broadening the availability and containing or lowering the cost of healthcare including plans announced by the Trump Administration to reform the U.S. pharmaceutical pricing system significantly through rulemaking and executive orders. In addition, existing legislation aimed at patient affordability in the United States such as the ACA may be repealed or replaced. The continuing efforts of the government, insurance companies, managed care organizations and other third-party payors to contain or reduce costs of healthcare may adversely affect TuHURA’s ability to set prices for its products that would allow it to achieve or sustain profitability. In addition, governments may impose price controls on any of TuHURA’s products that obtain marketing approval, which may adversely affect TuHURA’s future profitability.

In some foreign countries, particularly the member states of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can be a long and expensive process after the receipt of marketing approval for a product candidate. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, TuHURA may be required to conduct additional clinical trials that compare the cost-effectiveness of its product candidates to other available therapies in order to obtain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on prices or reimbursement levels within the country of publication and other countries. If reimbursement of TuHURA’s products is unavailable or limited in scope or amount in a particular country, or if pricing is set at unsatisfactory levels, TuHURA may be unable to achieve or sustain profitability for sales of any of its product candidates that are approved for marketing in that country and its business could be adversely affected.

TuHURA has no experience selling, marketing or distributing products and currently have no internal marketing and sales force. If TuHURA is unable to establish effective marketing and sales capabilities or enter into agreements with third parties to market and sell its product candidates, it may not be able to effectively market and sell its product candidates, if approved, or generate product revenues.

TuHURA currently has no sales, marketing or distribution capabilities and have no experience as a company in the sale or marketing of pharmaceutical products. There can be no assurance that TuHURA will be able to market and sell its products in the United States or overseas. In order to commercialize any product candidates, TuHURA must build on a territory-by-territory basis marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and TuHURA may not be successful in doing so. Therefore, with respect to the commercialization of all or certain of TuHURA’s product candidates, TuHURA may choose to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment its own sales force and distribution systems or in lieu of its own sales force and distribution systems. If so, TuHURA’s success will depend, in part, on its ability to enter into and maintain collaborative relationships for such capabilities, such collaborators’ strategic interest in the products under development and such collaborators’ ability to successfully market and sell any such products.

If TuHURA is unable to enter into such arrangements when needed on acceptable terms or at all, TuHURA may not be able to successfully commercialize any of its product candidates that receive regulatory approval, or any such commercialization may experience delays or limitations. Further, to the extent that TuHURA depends on third parties for marketing and distribution, any revenues TuHURA receives will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful.

To the extent that TuHURA decides not to, or is unable to, enter into collaborative arrangements with respect to the sales and marketing of its products, TuHURA may in the future need to establish an internal sales and marketing team with technical expertise and supporting distribution capabilities to commercialize its product candidates, which could be expensive, time-consuming and requiring significant attention of its executive officers to manage. Further, TuHURA may not have sufficient resources to allocate to the sales and marketing of its products.

Any failure or delay in the development of sales, marketing and distribution capabilities, through collaboration with one or more third parties or through internal efforts, would adversely impact the commercialization of any of TuHURA’s products that TuHURA obtains approval to market. As a result, TuHURA’s future product revenue will suffer and TuHURA may incur significant additional losses.

General Risk Factors

TuHURA’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the markets in which TuHURA competes achieve the forecasted growth, its business may not grow at similar rates, or at all.

TuHURA’s market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Its estimates and forecasts relating to size and expected growth of its target market may prove to be inaccurate. Even if the markets in which TuHURA ultimately competes meet its size estimates and growth forecasts, its business may not grow at similar rates, or at all. TuHURA’s growth is subject to many factors, including its success in implementing its business strategy, which is subject to many risks and uncertainties.

TuHURA’s revenue will depend, in part, upon the size of the markets in the territories for which TuHURA gains regulatory approval, the accepted price for its products, the ability to obtain coverage and reimbursement and whether TuHURA owns the commercial rights for that territory. If the number of its addressable patients is not as significant as TuHURA estimates, the indication approved by regulatory authorities is narrower than TuHURA expects or the treatment population is narrowed by competition, physician choice, or treatment guidelines, TuHURA may not generate significant revenue from sales of such products, even if approved.

TuHURA’s business could be adversely affected by economic downturns, inflation, increases in interest rates, natural disasters, public health crises, political crises, geopolitical events, or other macroeconomic conditions, which could have a material and adverse effect on its results of operations and financial condition.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including, among other things, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, supply chain shortages, increases in inflation rates, higher interest rates, and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown, and extreme volatility in the capital markets. The Federal Reserve has raised interest rates multiple times in response to concerns about inflation and it may raise them again.

Higher interest rates, coupled with reduced government spending and volatility in financial markets, may increase economic uncertainty and affect consumer spending. Any such volatility and disruptions may adversely affect its business or the third parties on whom TuHURA relies. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more costly, more dilutive, or more difficult to obtain in a timely manner or on favorable terms, if at all. Increased inflation rates can adversely affect TuHURA by increasing its costs, including labor and employee benefit costs.

TuHURA may in the future experience disruptions as a result of such macroeconomic conditions, including delays or difficulties in initiating or expanding clinical trials and manufacturing sufficient quantities of materials. Any one or a combination of these events could have a material and adverse effect on its results of operations and financial condition.

Risks Related to the Merger

The Exchange Ratio will not be adjusted in the event of any change in Kintara’s stock price.

Except for adjustments based on the number of outstanding securities of Kintara and TuHURA immediately prior to the Closing and as a result of the reverse stock split described herein, the Exchange Ratio is fixed. This means that the Exchange Ratio is not expected to change materially. Upon completion of the Merger, each issued and outstanding share of TuHURA Common Stock (other than treasury shares held by TuHURA and dissenting shares) will be converted into the right to receive approximately 1,386,777,532 shares of Kintara Common Stock and each TuHURA Warrant will be converted into a warrant exercisable for that number of shares of Kintara Common Stock equal to the product of (i) the aggregate number of shares of TuHURA Common Stock for which such warrant was exercisable and (ii) the Exchange Ratio. Therefore, the value of the Merger Shares will depend on the market price of the Kintara Common Stock at the Closing.

The market price of the Kintara Common Stock has fluctuated in the past and also since the date of the announcement of the Merger Agreement and may continue to fluctuate from the date of this proxy statement/prospectus to the date of the Kintara Special Meeting, the Closing and thereafter. The market value of the Merger Shares to be issued at the Closing will not be known at the time of the Kintara Special Meeting. Therefore, current and historical market prices of Kintara Common Stock may not reflect the value that TuHURA stockholders will receive in the Merger, and the current stock price quotations for Kintara Common Stock may not provide meaningful information to Kintara stockholders in determining whether to approve the Kintara Proposals or to TuHURA stockholders in determining whether to approve the Merger Agreement and the transactions contemplated thereby. Kintara Common Stock is traded on The Nasdaq Capital Market under the symbol “KTRA.”

Changes in the market price of Kintara Common Stock may result from a variety of factors that are beyond the control of Kintara or TuHURA, including changes in their businesses, operations and prospects, regulatory considerations, governmental actions, and legal proceedings and developments. You are urged to obtain up-to-date prices for Kintara Common Stock.

Failure to complete the Merger could negatively impact the stock price and the future business and financial results of Kintara.

The parties’ respective obligations to complete the Merger are subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement. There can be no assurance that the conditions to completion of the Merger will be satisfied or waived or that the Merger will be completed. If the Merger is not completed for any reason, the ongoing businesses of Kintara and TuHURA may be materially and adversely affected and, without realizing any of the benefits of having completed the Merger, Kintara and TuHURA would be subject to a number of risks, including the following:

•

Kintara and TuHURA may experience negative reactions from the financial markets, including negative impacts on the trading price of Kintara Common Stock, which could affect Kintara’s ability to secure sufficient financing in the future on attractive terms (or at all) as a standalone company, and from their respective customers, vendors, regulators and employees;

•

TuHURA may be required to pay Kintara a termination fee of $1,000,000 if TuHURA fails to consummate the Merger under specified circumstances, and Kintara may be required to pay TuHURA a termination fee of $1,000,000 if Kintara fails to consummate the Merger under specified circumstances;

•	Kintara and TuHURA will be required to pay certain expenses incurred in connection with the Merger, whether or not the Merger is completed;

•	the Merger Agreement places certain restrictions on the operation of each of Kintara’s and TuHURA’s respective businesses prior to the Closing, and such restrictions, the waiver of which is subject to the consent of the other parties, may prevent Kintara or TuHURA, as applicable, from making certain acquisitions, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the Merger that Kintara or TuHURA would have made, taken or pursued if these restrictions were not in place; and

•

matters relating to the Merger (including integration planning) will require substantial commitments of time and resources by Kintara and TuHURA management and the expenditure of significant funds in the form of fees and expenses, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to either Kintara or TuHURA as an independent company.

In addition, each of Kintara and TuHURA could be subject to litigation related to any failure to complete the Merger or related to any proceeding to specifically enforce Kintara’s and TuHURA’s obligations under the Merger Agreement.

If any of these risks materialize, they may materially and adversely affect Kintara’s and TuHURA’s business, financial condition, financial results and stock prices.

For a description of the circumstances under which a termination fee is payable, please see the section entitled “The Merger Agreement—Termination and Termination Fees.”

The parties may not realize the anticipated benefits and cost savings of the Merger.

While Kintara and TuHURA will continue to operate independently until the completion of the Merger, the success of the Merger will depend, in part, on Kintara’s and TuHURA’s ability to realize the anticipated benefits and cost savings from combining Kintara’s and TuHURA’s businesses. The parties’ ability to realize these anticipated benefits and cost savings is subject to certain risks, including, among others:

•	the parties’ ability to successfully combine their respective businesses;

•	the risk that the combined businesses will not perform as expected;

•

the extent to which the parties will be able to realize the expected synergies, which include realizing potential savings from re-assessing priority assets and aligning investments, eliminating duplication and redundancy, adopting an optimized operating model between both companies and leveraging scale, and creating value resulting from the combination of Kintara’s and TuHURA’s businesses;

•	the possibility that the aggregate consideration being paid for TuHURA is greater than the value Kintara will derive from the Merger;

•	the possibility that the combined company will not achieve the free cash flow that the parties have projected;

•	the reduction of cash available for operations and other uses;

•	the assumption of known and unknown liabilities of TuHURA; and

•	the possibility of costly litigation challenging the Merger.

If Kintara and TuHURA are not able to successfully integrate their businesses within the anticipated time frame, or at all, the anticipated cost savings, synergies operational efficiencies and other benefits of the Merger may not be realized fully or may take longer to realize than expected, and the combined company may not perform as expected.

Integrating Kintara’s and TuHURA’s businesses may be more difficult, time-consuming or costly than expected.

Kintara and TuHURA have operated and, until completion of the Merger will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s or both companies’ ongoing businesses or unexpected integration issues, such as higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, issues that must be addressed in integrating the operations of Kintara and TuHURA in order to realize the anticipated benefits of the Merger so the combined business performs as expected include, among others:

•	combining the companies’ separate operational, financial, reporting and corporate functions;

•	integrating the companies’ technologies, products and services;

•	identifying and eliminating redundant and underperforming operations and assets;

•	harmonizing the companies’ operating practices, employee development, compensation and benefit programs, internal controls and other policies, procedures and processes;

•	addressing possible differences in corporate cultures and management philosophies;

•	maintaining employee morale and retaining key management and other employees;

•	attracting and recruiting prospective employees;

•	consolidating the companies’ corporate, administrative and information technology infrastructure;

•	coordinating sales, distribution and marketing efforts;

•	managing the movement of certain businesses and positions to different locations;

•	maintaining existing agreements with customers and vendors and avoiding delays in entering into new agreements with prospective customers and vendors;

•	coordinating geographically dispersed organizations; and

•	effecting potential actions that may be required in connection with obtaining regulatory approvals.

In addition, at times, the attention of certain members of each company’s management and each company’s resources may be focused on completion of the Merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and, consequently, the business of the combined company.

Kintara and TuHURA will be subject to business uncertainties and contractual restrictions while the Merger is pending.

Uncertainty about the effect of the Merger on employees, vendors and customers may have an adverse effect on Kintara or TuHURA and consequently on the combined company after the Closing. These uncertainties may impair Kintara’s and TuHURA’s ability to retain and motivate key personnel and could cause customers and others that deal with Kintara and TuHURA, as applicable, to defer or decline entering into contracts with Kintara or TuHURA, as applicable, or making other decisions concerning Kintara or TuHURA, as applicable, or seek to change existing business relationships with Kintara or TuHURA, as applicable. In addition, if key employees depart because of uncertainty about their future roles and the potential complexities of the Merger, Kintara’s and TuHURA’s businesses could be harmed. Furthermore, the Merger Agreement places certain restrictions on the operation of Kintara’s and TuHURA’s businesses prior to the Closing, which may delay or prevent Kintara and TuHURA from undertaking certain actions or business opportunities that may arise prior to the consummation of the Merger. Please see the section entitled “The Merger Agreement—Covenants; Conduct of Business Pending the Merger” for a description of the restrictive covenants applicable to Kintara and TuHURA.

Third parties may terminate or alter existing contracts or relationships with Kintara or TuHURA.

Each of Kintara and TuHURA has contracts with customers, vendors and other business partners which may require Kintara or TuHURA, as applicable, to obtain consents from these other parties in connection with the Merger. If these consents cannot be obtained, the counterparties to these contracts and other third parties with which Kintara and/or TuHURA currently have relationships may have the ability to terminate, reduce the scope of or otherwise materially adversely alter their relationships with either party in anticipation of the Merger, or with the combined company following the Merger. The pursuit of such rights may result in Kintara and TuHURA suffering a loss of potential future revenue, incurring liabilities in connection with a breach of such agreements or losing rights that are material to their businesses. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Merger. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Merger or the termination of the Merger.

The Merger is subject to a number of closing conditions and, if these conditions are not satisfied, the Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed. In addition, the parties have the right to terminate the Merger Agreement under other specified circumstances, in which case the Merger would not be completed.

The Merger is subject to a number of closing conditions and, if these conditions are not satisfied or waived (to the extent permitted by law), the Merger will not be completed.

These conditions include, among others: (i) the absence of certain legal impediments, (ii) effectiveness of the registration statement on Form S-4 relating to the Merger, (iii) obtaining all governmental authorizations, (iv) obtaining the Kintara Stockholder Approval, (v) the approval of the Merger Agreement and the Merger by TuHURA stockholders and (vi) the approval of the Nasdaq listing application and the listing of the Merger Shares on Nasdaq. In addition, each party’s obligation to complete the Merger is subject to the accuracy of the other parties’ representations and warranties in the Merger Agreement, the other parties’ compliance, in all material respects, with their respective covenants and agreements in the Merger Agreement.

The conditions to the Closing may not be fulfilled and, accordingly, the Merger may not be completed. In addition, if the Merger is not completed by November 1, 2024, any party may choose not to proceed with the Merger. Moreover, the parties can mutually decide to terminate the Merger Agreement at any time prior to the consummation of the Merger, before or after receipt of the Kintara Stockholder Approval and the approval of the Merger Agreement and the Merger by TuHURA stockholders and each party may elect to terminate the Merger Agreement in certain other circumstances, as described in the section entitled “The Merger Agreement—Termination of the Merger Agreement.” If the Merger Agreement is terminated, Kintara or TuHURA, as applicable, may incur substantial fees and expenses in connection with termination of such Agreement and neither of them will realize the anticipated benefits of the Merger. In addition, if the Merger is not completed, Kintara may not have sufficient capital to continue to operate its business in the long term and may become insolvent and be required to seek the protection of the bankruptcy courts and, without additional funding or a strategic transaction, we would likely be delisted from Nasdaq. For a description of the circumstances under which a termination fee is payable, please see the section entitled “The Merger Agreement—Termination and Termination Fees.”

Kintara or TuHURA may waive one or more of the closing conditions to the Merger without re-soliciting stockholder approval.

Each of Kintara and TuHURA has the right to waive certain of the closing conditions to the Merger. Any such waiver may not require re-solicitation of stockholders, in which case stockholders of Kintara and stockholders of TuHURA will not have the chance to change their votes as a result of any such waiver and Kintara and TuHURA will have the ability to complete the Merger without seeking further stockholder approval. Any determination whether to waive any condition to the Merger, whether stockholder approval would be re-solicited as a result of any such waiver or whether this proxy statement/prospectus would be amended as a result of any waiver will be made Kintara or TuHURA, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time, and any such waiver could have an adverse effect on the combined company.

Both Kintara’s stockholders and TuHURA’s stockholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

Following completion of the Merger, equityholders of TuHURA would own approximately 97.15% of the combined company on an “as converted” to Kintara Common stock basis (or 94.55% of the combined company after giving effect to the issuance of the CVR Shares) and the existing equityholders of Kintara would own approximately 2.85% of the combined company on an “as converted” to Kintara Common stock basis or (5.45% of the combined company after giving effect to the issuance of the CVR Shares). Consequently, Kintara stockholders, as a group, and TuHURA stockholders, as a group, will each have reduced ownership and voting power in the combined company compared to their current ownership and voting power in Kintara and TuHURA, respectively. In particular, upon consummation of the Merger, Kintara stockholders, as a group, will have less than a majority of the ownership and voting power of Kintara. In addition, TuHURA stockholders, as a group, and Kintara stockholders, as a group, will be able to exercise less collective influence over the management and policies of Kintara than they currently exercise over the management and policies of their respective company.

The Merger Agreement limits Kintara’s and TuHURA’s ability to pursue alternatives to the Merger.

The Merger Agreement contains provisions that make it more difficult for Kintara and TuHURA to enter into alternative transactions. The Merger Agreement contains certain provisions that restrict Kintara’s and TuHURA’s ability to solicit or facilitate proposals from third parties with respect to transactions involving the financing or sale of Kintara or TuHURA, as applicable, or provide non-public information to, or otherwise participate or engage in discussions or negotiations with, third parties or take certain other actions that would reasonably be expected to lead to a third-party acquisition proposal. Further, there are only limited exceptions to Kintara’s and TuHURA’s agreement that its board of directors will not change its recommendation in favor of the adoption of the Merger Agreement. However, at any time prior to the receipt of the Kintara Stockholder Approval and the approval of the Merger Agreement and the Merger by TuHURA stockholders, in response to an unsolicited superior proposal made by a third party, Kintara’s and TuHURA’s board of directors, as applicable, may make an adverse recommendation change, and terminate the Merger Agreement to enter into an alternative acquisition agreement, if it concludes in good faith, after consultation with their respective outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of Kintara’s or TuHURA’s board of directors under the circumstances and under applicable law. Please see the section entitled “The Merger Agreement—Non-Solicitation.”

As described above, Kintara may be required to pay a termination fee of $1,000,000 to TuHURA if the Merger is not consummated under specified circumstances. Please see the section entitled “The Merger Agreement—Termination and Termination Fees”, including as described above, for a description of the circumstances under which such a termination fee is payable. Upon obtaining the Kintara Stockholder Approval, Kintara’s right to terminate the Merger Agreement in response to a superior proposal will cease.

In addition, TuHURA may be required to pay Kintara a termination fee of $1,000,000 if the Merger is not consummated under specified circumstances. Please see the section entitled “The Merger Agreement—Termination Fees”, including as described above, for a description of the circumstances under which such a termination fee is payable. Upon adoption of the Merger Agreement by TuHURA’s stockholders, TuHURA’s right to terminate the Merger Agreement in response to a superior proposal will cease.

While Kintara and TuHURA believe these provisions are reasonable, customary and not preclusive of other offers, the provisions might discourage a third party that has an interest in acquiring all or a significant part of Kintara or TuHURA from considering or proposing such an acquisition, even if such party were prepared to pay consideration with a higher per-share value than the currently proposed merger consideration or if such party were prepared to enter into an agreement that may be more favorable to Kintara or TuHURA or their respective stockholders.

The TuHURA Forecasts considered by Kintara and Lucid may not be realized, which may adversely affect the market price of Kintara Common Stock following the completion of the Merger.

In performing its financial analyses and rendering its opinion related to the Merger, Lucid relied on, among other things, certain information, including the TuHURA Forecasts. Please see the sections entitled “The Merger—Opinion of Kintara’s Financial Advisor”. The TuHURA Forecasts were prepared by, or at the direction of, the management of Kintara. None of these projections or forecasts were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, U.S. generally accepted accounting principles (“GAAP”) or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These projections and forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These projections and forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Kintara. There can be no assurance that TuHURA’s financial condition, including its cash flows or results of operations will be consistent with those set forth in such projections and forecasts, which could have an adverse impact on the market price of Kintara Common Stock or the financial position of Kintara following the Merger.

Executive officers and directors of Kintara and TuHURA may have interests in the Merger that are different from, or in addition to, the rights of their respective stockholders.

Executive officers of Kintara and TuHURA negotiated the terms of the Merger Agreement and the Kintara board of directors and the TuHURA board of directors each approved the Merger Agreement and the Merger and recommend that each stockholder vote in favor of the proposals at each respective meeting. These executive officers and directors may have interests in the Merger that are different from, or in addition to, the Kintara or TuHURA stockholders. These interests include the continued employment of certain executive officers of TuHURA as executive officers of Kintara following the Merger, the continued service of certain directors Kintara and TuHURA as directors of Kintara following the Merger, the indemnification of Kintara and TuHURA executive officers and directors by Kintara. Stockholders should be aware of these interests when they consider their board of directors’ recommendation that stockholders vote in favor of the Merger. For a description of the interests of Kintara’s executive officer and directors in the Merger, please see the section entitled “The Merger—Interests of Kintara’s Directors and Officer in the Merger.” For a description of the interests of TuHURA’s executive officers and directors in the Merger, please see the section entitled “The Merger—Interests of TuHURA’s Directors and Officers in the Merger.”

Kintara, TuHURA and, subsequently, the combined company may have difficulty attracting, motivating and retaining executives and other key employees in light of the proposed Merger.

The combined company’s success after the Merger will depend in part on each of Kintara’s and TuHURA’s ability to retain key executives and other employees. Uncertainty about the effect of the Merger on Kintara’s and TuHURA’s employees may have an adverse effect on each company separately and consequently, the combined business. This uncertainty may impair the combined company’s ability to attract, retain and motivate key personnel. Employee retention may be particularly challenging during the pendency of the Merger, as Kintara’s and TuHURA’s employees may experience uncertainty about their future roles in the combined business.

Additionally, TuHURA’s officers and employees hold TuHURA Common Stock and TuHURA Warrants, and, if the Merger is completed, these officers and employees will be entitled to the Kintara Common Stock in respect of such shares and warrants.

Furthermore, if any of Kintara or TuHURA’s key employees depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of the combined business, Kintara or TuHURA, as applicable, may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent, and the combined company’s ability to realize the anticipated benefits of the Merger may be materially and adversely affected. No assurance can be given that the combined company will be able to attract or retain key employees to the same extent that Kintara or TuHURA has been able to attract or retain employees in the past.

Kintara and TuHURA will incur significant transaction and Merger-related transition costs in connection with the Merger.

Kintara and TuHURA expect that they will incur significant, non-recurring costs in connection with consummating the Merger and integrating the operations of the two companies post-closing. Kintara and/or TuHURA may incur additional costs to retain key employees. Kintara and/or TuHURA will also incur significant fees and expenses relating to financing arrangements and legal services (including any costs that would be incurred in defending against any potential class action lawsuits and derivative lawsuits in connection with the Merger if any such proceedings are brought), accounting and other fees and costs, associated with consummating the Merger. Some of these costs are payable regardless of whether the Merger is completed. In addition, TuHURA may be required to pay a termination fee of $1,000,000 and Kintara may be required to pay a termination fee of $1,000,000 if the Merger Agreement is terminated under specified circumstances described in this proxy statement/prospectus. Though Kintara and TuHURA continue to assess the magnitude of these costs, additional unanticipated costs may be incurred in the Merger and the integration of the businesses of Kintara and TuHURA.

The unaudited pro forma financial information included in this proxy statement/prospectus is preliminary and the combined company’s actual financial position or results of operations after the Merger may differ materially.

The unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the Merger been completed on the dates indicated. The unaudited pro forma financial information reflects adjustments, which are based upon estimates, to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed, based on their estimated acquisition-date fair values. The purchase price allocation reflected in this document is preliminary, and a final determination of the fair value of assets acquired and liabilities assumed will be based on the actual net tangible and intangible assets and liabilities of TuHURA that existed as of the date of the completion of the Merger. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma information reflected in this proxy statement/prospectus. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The opinion of Kintara’s Financial Advisor will not be updated to reflect changes in circumstances between the signing of the Merger Agreement on April 2, 2024 and the completion of the Merger.

Kintara has not obtained an updated opinion from Lucid as of the date of this proxy statement/prospectus, and Kintara does not anticipate asking Lucid to update its opinion. Changes in the operations and prospects of Kintara, general market and economic conditions and other factors that may be beyond the control of Kintara, and on which Lucid’s opinion was based in part, may significantly alter the prices of the shares of Kintara Common Stock by the Closing Date. The opinion does not speak as of the time the Merger will be completed or as of any date other than the date of such opinion. Because Lucid will not be updating its opinion, which was issued in connection with the signing of the Merger Agreement on April 2, 2024, the opinion will not address the fairness of the Exchange Ratio, from a financial point of view, to the stockholders of Kintara at the date of the

Closing. The Kintara board of directors’ recommendation that Kintara stockholders vote “FOR” the proposals included herein, however, is made as of the date of this proxy statement/prospectus. For a description of the opinion that Kintara received from Lucid, please see the section entitled “The Merger—Opinion of Kintara’s Financial Advisor.”

Kintara and TuHURA may be the target of securities class action and stockholder lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and stockholder lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Kintara’s or TuHURA’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, then that injunction may delay or prevent the Merger from being completed, which may adversely affect Kintara’s or TuHURA’s or, if the Merger is completed but delayed, the combined company’s business, financial position and results of operations. As of the date of this proxy statement/prospectus, no such lawsuits have been filed in connection with the Merger and the parties cannot predict whether any will be filed.

The lack of a public market for TuHURA shares makes it difficult to determine the fair market value of the TuHURA shares, and TuHURA stockholders may receive consideration in the Merger that is less than the fair market value of the TuHURA shares and/or Kintara may pay more than the fair market value of the TuHURA shares.

TuHURA is privately held and its capital stock is not traded in any public market. The lack of a public market makes it extremely difficult to determine TuHURA’s fair market value. Because the percentage of Kintara’s equity to be issued to TuHURA stockholders was determined based on negotiations between the parties, it is possible that the value of the Kintara Common Stock to be received by TuHURA stockholders will be less than the fair market value of TuHURA, or Kintara may pay more than the aggregate fair market value for TuHURA.

Additional Risks Relating to the Combined Company after Completion of the Merger

The combined company will be subject to the risks that each of Kintara and TuHURA faces.

Following completion of the Merger, the combined company will be subject to numerous risks and uncertainties, including the risks faced by each of Kintara and TuHURA, which are described in the documents that Kintara has filed with the SEC, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2023 of Kintara filed with the SEC on September 18, 2023, as updated by Quarterly Reports on Form 10-Q of Kintara and future filings after the date of this proxy statement/prospectus with the SEC by Kintara, and in the sections of this proxy statement/prospectus entitled “Risk Factors—Risks Related to TuHURA” and entitled “Risk Factors—Risks Related to Kintara.” If any such risks actually occur, the business, financial condition, results of operations or cash flows of the combined company could be materially adversely affected.

The market price for shares of Kintara Common Stock may be affected by factors different from those affecting the market price for shares of TuHURA Common Stock.

Upon completion of the Merger, holders of TuHURA Common Stock will become holders of Kintara Common Stock. Kintara’s and TuHURA’s respective business differ, and accordingly the results of operations of the combined company , and the market price of the common stock of the combined company, will be affected by factors different from those currently affecting the results of operations of Kintara and TuHURA. For a discussion of the businesses of Kintara and TuHURA and of certain factors to consider in connection with those businesses, please see the sections entitled “Information About TuHURA,” “Information About Kintara,”“Risk Factors—Risks Related to TuHURA” and “Risk Factors—Risks Related to Kintara.”

The market price for shares of Kintara Common Stock may decline as a result of the Merger, including as a result of some Kintara stockholders adjusting their portfolios.

The market value of Kintara Common Stock at the time of consummation of the Merger may vary significantly from the price of Kintara Common Stock on the date the Merger Agreement was executed, the date of this proxy statement/prospectus and the date of the Kintara Special Meeting. Following consummation of the Merger, the market price of Kintara Common Stock may decline if, among other things, the operational cost savings estimates in connection with the integration of Kintara’s and TuHURA’s businesses are not realized, or if the costs related to the Merger are greater than expected, or if the financing related to the Merger is on unfavorable terms. The market price also may decline if Kintara does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the Merger on Kintara’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

In addition, sales of Kintara Common Stock by Kintara’s stockholders after the completion of the Merger may cause the market price of Kintara Common Stock to decrease. Based on the number of shares of Kintara Common Stock outstanding as of August 7, 2024, the latest practicable date before the date of this proxy statement/prospectus, approximately 1,442,673,423 shares of Kintara Common Stock are expected to be issued and outstanding immediately after the Closing, without taking into effect (i) any CVR Shares that may be issued pursuant to the Merger Agreement (ii) the contemplated reverse split prior to the Effective Time. Many Kintara stockholders and TuHURA stockholders may decide not to hold the shares of Kintara Common Stock that they receive in the Merger and (iii) assuming the conversion of all Series C Preferred Stock into Kintara Common Stock. Other Kintara stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of Kintara Common Stock that they receive in the Merger. Such sales of Kintara Common Stock could have the effect of depressing the market price for Kintara Common Stock and may take place promptly following the Closing.

Any of these events may make it more difficult for Kintara to sell equity or equity-related securities, dilute your ownership interest in Kintara and have an adverse impact on the price of Kintara Common Stock.

Kintara does not expect to declare any cash dividends in the foreseeable future.

After the completion of the Merger, Kintara does not anticipate declaring any cash dividends to holders of Kintara Common Stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

The Merger may not be accretive, and may be dilutive, to the combined company’s earnings per share, which may negatively affect the market price of shares of Kintara Common Stock.

Kintara and TuHURA currently believe the Merger will result in a number of benefits, including cost savings, operating efficiencies, and stronger demand for their respective products and services, and that the Merger will be accretive to the combined company’s earnings. This belief is based, in part, on preliminary current estimates that may materially change. In addition, future events and conditions, including adverse changes in market conditions, additional transaction and integration-related costs and other factors such as the failure to realize some or all of the anticipated benefits of the Merger, could decrease or delay the accretion that is currently anticipated or could result in dilution. Any dilution of, or decrease in or delay of any accretion to, the combined company’s earnings per share could cause the price of shares of Kintara Common Stock to decline or grow at a reduced rate.

Provisions of Nevada law or the current Kintara Charter could delay or prevent an acquisition of Kintara, even if the acquisition would be beneficial to its stockholders, and could make it more difficult for stockholders to change Kintara’s management.

The current Kintara Charter contains provisions that may discourage an unsolicited takeover proposal that stockholders may consider to be in their best interests. Kintara is also subject to anti-takeover provisions under

Nevada law, which could delay or prevent a change of control. In the event the Merger is not approved and the current Kintara Charter remains in effect, these provisions together may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These provisions include: limitations on the ability to engage in any “combination” with an “interested stockholder” (each, as defined in the NRS) for two years from the date the person first becomes an “interested stockholder”; being subject to Sections 78.378 to 78.3793 of the NRS and allowing an “acquiring person” to obtain voting rights in “control shares” without shareholder approval; the ability of the Kintara board of directors to issue shares of currently undesignated and unissued preferred stock without prior stockholder approval; advance notice requirements for stockholder proposals or nominations of directors; limitations on the ability of stockholders to call annual meetings; the requirement that certain amendments to the Kintara Charter be approved by 76% of the voting power of the outstanding shares of Kintara capital stock; and the ability of the Kintara board of directors to amend the Kintara Bylaws without stockholder approval. For more information, please see the section entitled “Description of Kintara’s Securities–Anti-Takeover Effects of Nevada Law and Our Articles of Incorporation, as amended, and Bylaws.”

The combined company may incur losses for the foreseeable future and may never achieve profitability.

The combined company may never become profitable, even if the combined company is able to complete clinical development for one or more product candidates and eventually commercialize such product candidates. The combined company will need to successfully complete significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, is expected to result in substantial increased operating losses for at least the next several years. Even if the combined company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

Following the Merger, the combined company may be unable to integrate successfully the businesses of Kintara and TuHURA and realize the anticipated benefits of the Merger.

The Merger involves the combination of two companies which currently operate as independent companies. Following the Merger, the combined company will be required to devote significant management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the Merger if the integration process takes longer than expected or is more costly than expected. Potential difficulties the combined company may encounter in the integration process include the following:

•

the inability to successfully combine the businesses of Kintara and TuHURA in a manner that permits the combined company to achieve the anticipated benefits from the Merger, which would result in the anticipated benefits of the Merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	creation of uniform standards, controls, procedures, policies, and information systems; and

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger

In addition, Kintara and TuHURA have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures, and policies, any of which could adversely affect the combined company’s ability to maintain its business relationships or the ability to achieve the anticipated benefits of the Merger, or could otherwise adversely affect the business and financial results of the combined company.

If the combined company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.

The combined company’s ability to compete in the highly competitive pharmaceuticals industry depends on its ability to attract and retain highly qualified managerial, scientific, medical, legal, sales and marketing, and other personnel. The combined company will be highly dependent on its management and scientific personnel. The loss of the services of any of these individuals could impede, delay, or prevent the successful development of the combined company’s product pipeline, completion of its planned clinical trials, commercialization of its product candidates or in-licensing or acquisition of new assets and could negatively impact its ability to implement successfully its business plan. If the combined company loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The combined company might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses.

The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.

The combined company will require substantial additional funds to conduct the costly and time-consuming clinical efficacy trials necessary to pursue regulatory approval of each potential product candidate and to continue the development of Ifx-Hu2.0 and Ifx-Hu3.0, TuHURA’s other product candidates and future product candidates. The combined company’s future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; the costs involved in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance. Raising additional capital may be costly or difficult to obtain and could, for example, through the sale of common stock or securities convertible or exchangeable into common stock, significantly dilute stockholders’ ownership interests in the combined company or inhibit the combined company’s ability to achieve its business objectives. If the combined company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely the rights of its common stockholders. In addition, any debt financing may subject the combined company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the combined company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the combined company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if the combined company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the combined company or its stockholders.

Kintara’s stockholders potentially may not receive any payment on the CVRs and the CVRs may otherwise expire valueless.

The Merger Agreement contemplates that, at or prior to the effective time, Kintara will enter into a CVR Agreement, pursuant to which Kintara Common Stock holders, Kintara Series C Preferred Stock holders and Kintara Common Stock warrant holders, in each case, of record as of the close of business on the business day immediately prior to the Effective Time, will receive a CVR issued by Kintara subject to and in accordance with the terms and conditions of the CVR Agreement. Each CVR shall entitle the holder thereof to receive its portion of the CVR Shares if Kintara (i) enrolls a minimum of ten cutaneous metastatic breast cancer patients in a study to determine whether a dose of REM-001 lower than 1.2 mg/kg elicits a treatment effect similar to that seen in prior studies of REM-001 at the 1.2 mg/kg dose and (ii) such patients enrolled in the study complete eight weeks of follow-up, in each case, on or before December 31, 2025 (the “Milestone”).

In the event that the Milestone is not achieved, holders of the CVRs will not receive any CVR Shares pursuant to the CVR Agreement. There can be no assurances that any holders of CVRs will receive any CVR Shares with respect thereto. Further, if none of the Milestones are achieved for any reason within the time periods specified in the CVR Agreement, no payments will be made under the CVRs, and the CVRs will expire valueless.

The combined company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting, and other expenses as a public company that TuHURA did not incur as a private company, including costs associated with public company reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The combined company’s management team will consist of the executive officers of TuHURA prior to the Merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the combined company complies with all these requirements. Any changes the combined company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the combined company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Upon completion of the Merger, failure by the combined company to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq.

Upon completion of the Merger, Kintara, under the new name “TuHURA Biosciences, Inc.,” will be required to meet the initial listing requirements to maintain the listing and continued trading of its shares on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, Kintara agreed to use its commercially reasonable efforts to cause the shares of Kintara Common Stock being issued in the Merger to be approved for listing on Nasdaq at or prior to the Effective Time of the Merger. Based on information currently available to Kintara, Kintara anticipates that its stock will be unable to meet the $4.00 (or, to the extent applicable, $3.00) minimum bid price initial listing requirement at the closing of the Merger unless it effects a reverse stock split. The Kintara board of directors intends to effect a reverse stock split of the shares of Kintara Common Stock at a ratio of between 1-for-20 to 1-for-40. In addition, often times a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. Following the Merger, if the combined company is unable to satisfy Nasdaq listing requirements, Nasdaq may notify the combined company that its shares of common stock will not be listed on Nasdaq.

Upon a potential delisting from Nasdaq, if the common stock of the combined company is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the common stock of the combined company; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the common stock of the combined company. Also, it may be difficult for the combined company to raise additional capital if the combined company’s common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the common stock of the combined company and could have a material adverse effect on the combined company.

Once the combined company is no longer a smaller reporting company or otherwise no longer qualifies for applicable exemptions, the combined company will be subject to additional laws and regulations affecting public companies that will increase the combined company’s costs and the demands on management and could harm the combined company’s operating results and cash flows.

The combined company will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that the combined company file with the SEC, annual, quarterly, and current reports with respect to the combined company’s business and financial condition as well as other disclosure and corporate governance requirements. Kintara and TuHURA expect the combined company will qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, in at least the near term, which will allow the combined company to take advantage of certain exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and in the combined company’s periodic reports and proxy statements. Once the combined company is no longer a smaller reporting company or otherwise no longer qualifies for these exemptions, the combined company will be required to comply with these additional legal and regulatory requirements applicable to public companies and will incur significant legal, accounting and other expenses to do so. If the combined company is not able to comply with the requirements in a timely manner or at all, the combined company’s financial condition or the market price of the combined company’s common stock may be harmed. For example, if the combined company or its independent auditor identifies deficiencies in the combined company’s internal control over financial reporting that are deemed to be material weaknesses the combined company could face additional costs to remedy those deficiencies, the market price of the combined company’s stock could decline or the combined company could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

The unaudited pro forma condensed combined financial information for Kintara and TuHURA included in this proxy statement/prospectus are preliminary, and the combined company’s actual financial position and operations after the Merger may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma financial information for Kintara and TuHURA included in this proxy statement/prospectus are presented for illustrative purposes only and is not necessarily indicative of the combined company’s actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the period presented. The combined company’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma financial information included in this proxy statement/prospectus. The Exchange Ratio reflected in this proxy statement/prospectus is preliminary. The final Exchange Ratio could differ from the preliminary Exchange Ratio used to prepare the pro forma adjustments. For more information see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 110 of this proxy statement/prospectus.

Provisions of the Delaware Certificate of Incorporation and the Delaware Bylaws, which will be the certificate of incorporation and bylaws of the combined company, and provisions under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by its stockholders to replace or remove its management.

If Proposal No. 5 is approved by Kintara’s stockholders at the Kintara Special Meeting and the Reincorporation is completed, the Delaware Certificate of Incorporation and the Delaware Bylaws in the forms attached to this proxy statement/prospectus as Annex G and Annex H, respectively, will become Kintara’s Bylaws and Certificate of Incorporation and, assuming the approval of Proposals 1-6, at the Effective Time of the

Merger, will become Kintara-Delaware’s bylaws and certificate of incorporation. Provisions that will be included in the Delaware Certificate of Incorporation and Delaware Bylaws may discourage, delay or prevent a merger, acquisition or other change in control of the combined company that stockholders may consider favorable, including transactions in which its common stockholders might otherwise receive a premium price for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of the combined company’s common stock, thereby depressing the market price of its common stock. In addition, because the combined company’s board of directors will be responsible for appointing the members of the combined company’s management team, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of the combined company’s board of directors. Among other things, these provisions will include the following:

•

the authorized number of the combined company’s directors may be changed only by resolution of its board of directors and only its board of directors is authorized to fill vacant directorships and newly created directorships;

•

stockholders may not take action by written consent, but may only take action at an annual or special meeting of stockholders (subject to the rights of holders of any series of preferred stock then outstanding);

•	advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on at stockholder meetings;

•	stockholders are not entitled to the right to cumulate votes in the election of directors;

•	limitations on who may call a special meeting of stockholders; and

•

the board of directors is authorized to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively deterring acquisitions that have not been approved by the combined company’s board of directors.

Moreover, because the combined company will be incorporated in Delaware, it will be subject to the provisions of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in a business combination with an interested stockholder (which is generally defined to include any person that owns 15% or more of the corporation’s outstanding voting stock and their affiliates and associates) for three years following the time that the person becomes an “interested stockholder” unless, among other exclusions, (i) prior to the date the person becomes an interested stockholder, the board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder at a meeting and not by written consent. Although Kintara and TuHURA believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

The Delaware Certificate of Incorporation, which will be the certificate of incorporation of Kintara-Delaware will provide that, unless the combined company consents in writing to the selection of an alternative forum, certain designated courts will be the sole and exclusive forum for certain legal actions between the combined company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers, employees or agents.

The Delaware Certificate of Incorporation, which will be the certificate of incorporation of Kintara-Delaware, will provide that, unless it consents in writing to an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) is the sole and exclusive forum for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim of or based on a breach of fiduciary duty owed by any of its current or former directors, officers, other employees or stockholders to the combined company or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, its certificate of incorporation or its bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, which for purposes of this risk factor refers to herein as the “Delaware Forum Provision.” The combined company reserves the right to assert that the Delaware Forum Provision applies to any derivative action or proceeding to procure a judgment in the combined company’s favor, provided that, for the avoidance of doubt, the Delaware Forum Provision will not apply to claims arising under the Securities Act, the Exchange Act or any other claim for which the federal district courts are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim. It is, however, uncertain whether a court would enforce the Delaware Forum Provision with respect to a derivative action or proceeding brought by a stockholder to enforce the combined company’s rights under the Exchange Act. The combined company will not assert that the Delaware Forum Provision applies to any direct action brought by a stockholder to enforce rights under the Exchange Act or Securities Act. The Delaware Certificate of Incorporation, which will be the certificate of incorporation of Kintara-Delaware will further provide that, unless it consents in writing to an alternative forum, federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, which for purposes of this risk factor refers to herein as the “Federal Forum Provision.” It is, however, uncertain whether a court would enforce the Federal Forum Provision with respect to a proceeding brought by a stockholder to enforce its rights under the Securities Act. In addition, the Delaware Certificate of Incorporation will provide that any person or entity purchasing or otherwise acquiring any interest in shares of its capital stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived its compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders of the combined company in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, such provisions may limit its stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with the combined company or its directors, officers, employees or stockholders, which may discourage such lawsuits against the combined company and its directors, officers, employees and stockholders even though an action, if successful, might benefit its stockholders.

Kintara and TuHURA do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings, if any, to fund the growth of the combined company’s business as opposed to paying dividends. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the Merger, there had been no public market for shares of TuHURA capital stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for the combined company’s common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

If existing securityholders of Kintara and TuHURA sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of the common stock of the combined company could decline. Based on shares outstanding as of August 7, 2024, after giving effect to the estimated Exchange Ratio and shares expected to be issued upon completion of the Merger, approximately 1,442,673,423 shares of Kintara Common Stock are expected to be issued and outstanding immediately after the Closing, without taking into effect (i) any CVR Shares that may be issued pursuant to the Merger Agreement and (ii) the contemplated reverse split prior to the Effective Time. Of such outstanding shares of common stock, approximately 750,000,000 shares will be freely tradeable upon completion of the Merger and approximately an additional 690,000,000 shares will become available for sale in the public market beginning 180 days after the closing of the Merger as a result of the expiration of lock-up agreements between Kintara and certain securityholders of TuHURA (and without giving effect to any restrictions on resale under securities laws), each without taking into effect (i) any CVR Shares that may be issued pursuant to the Merger Agreement and (ii) the contemplated reverse split prior to the Effective Time. In addition, shares of common stock that are subject to outstanding options or warrants of TuHURA will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the combined company’s common stock could decline.

After completion of the Merger, the combined company’s executive officers, directors and principal stockholders may have the ability to control or significantly influence certain matters submitted to the combined company’s stockholders for approval.

Upon the completion of the Merger, it is anticipated that the combined company’s executive officers, directors and principal stockholders will, in the aggregate, beneficially own approximately 76% of the combined company’s outstanding shares of common stock. As a result, if these stockholders were to choose to act together, they may be able to control or significantly influence certain matters submitted to the combined company’s stockholders for approval, as well as the combined company’s management and affairs. For example, these stockholders, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the combined company’s assets. This concentration of voting power could delay or prevent an acquisition of the combined company on terms that other stockholders may desire.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.

The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect to not provide research coverage of the combined company’s common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The combined company will have broad discretion in the use of the cash and cash equivalents of the combined company and the proceeds from the TuHURA Note Financing and may invest or spend the proceeds in ways that may not increase the value of your investment.

The combined company will have broad discretion over the use of the cash and cash equivalents of the combined company and the proceeds from the TuHURA Note Financing. You may not agree with the combined company’s decisions, and its use of the proceeds may not yield any return on your investment. The combined company’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the combined company’s cash resources.

The combined company may be subject to adverse legislative or regulatory tax changes that could negatively impact its financial condition.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect the combined company or its stockholders. The combined company will assess the impact of various tax reform proposals and modifications to existing tax treaties in all jurisdictions where the combined company has operations to determine the potential effect on its business and any assumptions the combined company will make about its future taxable income. It cannot predict whether any specific proposals will be enacted, the terms of any such proposals or what effect, if any, such proposals would have on its business if they were to be enacted. For example, the United States enacted the Inflation Reduction Act of 2022, which implements, among other changes, a 1% excise tax on certain stock buybacks. In addition, beginning in 2022, the Tax Cuts and Jobs Act, P.L. 115-97 eliminated the option to deduct research and development expenditures and requires taxpayers to amortize them generally over five years. The U.S. Congress is considering legislation that would restore the current deductibility of research and development expenditures, however, there is no assurance that the provision will be repealed or otherwise modified. Such changes, among others, may adversely affect the combined company’s effective tax rate, results of operation and general business condition.

The combined company’s ability to use net operating loss carryforwards and other tax attributes may be limited, including as a result of the Merger.

Under current law, U.S. federal net operating loss carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law. In addition, under Sections 382 and 383 of the Code, U.S. federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The combined company’s ability to utilize its net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including in connection with the Merger or other transactions. Similar rules may apply under state tax laws. If the combined company earns taxable income, such limitations could result in increased future income tax liability to the combined company, and the combined company’s future cash flows could be adversely affected. Kintara had a net operating loss carryforward as of December 31, 2023 of approximately $9.6 million, which is subject to limitations and is expected to be subject to limitation under Section 382 of the Code following the Merger.

Unfavorable global economic conditions could adversely affect the combined company’s business, financial condition, results of operations or cash flows.

The combined company’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn could result in a variety of risks to the combined company’s business, including, weakened demand for the combined company’s product candidates and the combined company’s ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain the combined company’s suppliers, possibly resulting in supply disruption, or cause the combined company’s customers to delay making payments for its services. Any of the foregoing could harm the combined company’s business and the combined company cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.

The combined company may dispose of certain of Kintara’s historical assets and operations, including by potentially out-licensing, identifying an acquirer for or otherwise disposing of the REM-001 technology, and the proposed merger with TuHURA resulting in the conversion of TuHURA into a public company will make Kintara subject to the SEC requirements applicable to reporting shell company business combinations. As a result, the combined company will be subject to more stringent reporting requirements, offering limitations and resale restrictions.

According to SEC guidance, the requirements applicable to reporting shell company business combinations apply to any company that sells or otherwise disposes of its historical assets or operations in connection with or as part of a plan to combine with a non-shell private company in order to convert the private company into a public one. Kintara’s only current product candidate is REM-001, a late-stage photodynamic therapy for the treatment of cutaneous metastatic breast cancer. Once 10 patients are enrolled and tracked in a study to determine whether a lower dose of REM-001 elicits a treatment effect similar to that seen in prior REM-001 studies, the combined company may seek to out-license or identify an acquirer for the REM-001 technology. As such, Kintara’s plan to merge with TuHURA, resulting in the conversion of TuHURA into a public company, shall be subject to the SEC requirements applicable to reporting shell company business combinations, which are as follows:

•	the combined company will need to file a Form 8-K to report the Form 10 type information after closing with the SEC reflecting its status as an entity that is not a shell company;

•	the combined company will not be eligible to use a Form S-3 until 12 full calendar months after closing;

•	the combined company will need to wait at least 60 calendar days after closing to file a Form S-8 for any equity plans or awards such as the 2024 Plan;

•

the combined company will be an “ineligible issuer” for three years following the closing, which will prevent the combined company from (i) incorporating by reference in its Form S-1 filings, (ii) using a free writing prospectus or (iii) taking advantage of the well-known seasoned issuer (also known as a “WKSI”) status despite its public float;

•

investors who (i) were affiliates of TuHURA at the time the merger was submitted for the vote or consent of TuHURA’s stockholders, (ii) receive securities of the combined company in the merger (i.e., Rule 145(c) securities) and (iii) publicly offer or sell such securities will be deemed to be engaged in a distribution of such securities, and therefore to be underwriters with respect to resales of those securities, and accordingly such securities may not be included in the Form S-1 resale shelf registration statement anticipated to be filed after the closing of the merger unless such securities are sold only in a fixed price offering in which such investors are named as underwriters in the prospectus; and

•

Rule 144(i)(2) will limit the ability to publicly resell Rule 145(c) securities per Rule 145(d), as well as any other “restricted” or “control” securities of the combined company per Rule 144 (e.g., holders of restricted securities and any affiliates of the public company are also affected) until one year after the

Form 10 information is filed with the SEC. Non-affiliate Kintara stockholders prior the merger will not be subject to such restrictions on public resales of their shares.

The foregoing SEC requirements will increase the combined company’s time and cost of raising capital, offering stock under equity plans, and complying with securities laws. Further, such requirements will add burdensome restrictions on the resale of combined company shares by affiliates of TuHURA and any holders of “restricted” or “control” securities.

Transfers of the combined company’s securities utilizing Rule 144 of the Securities Act may be limited.

A significant portion of the combined company’s securities are restricted from immediate resale. Holders should be aware that transfers of the combined company’s securities pursuant to Rule 144 under the Securities Act (“Rule 144”) may be limited as Rule 144 is not available, subject to certain exceptions, for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. The fact that the combined company may dispose of certain of Kintara’s historical assets and operations, including by potentially out-licensing, identifying an acquirer for or otherwise disposing of the REM-001 technology, and the proposed merger with TuHURA will make Kintara subject to the SEC requirements applicable to reporting shell company business combinations. Kintara anticipates that following the consummation of the Merger, the combined company will no longer be a shell company. As a result, we anticipate that holders will not be able to sell their restricted combined company securities pursuant to Rule 144 without registration until one year after the combined company files the Current Report on Form 8-K following the closing that includes the required Form 10 information that reflects the combined company is no longer a shell company.

Risks Related to Kintara

An investment in Kintara Common Stock involves a high degree of risk. In determining whether to purchase Kintara Common Stock, an investor should carefully consider all of the material risks described below, together with the other information contained in this proxy statement/prospectus before making a decision to purchase Kintara’s securities.

Risks Related to Kintara’s Business

Kintara is not currently in compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market. If Kintara does not regain compliance and continue to meet the continued listing requirements, its common stock may be delisted from The Nasdaq Capital Market, which could affect the market price and liquidity for Kintara Common Stock and reduce Kintara’s ability to raise additional capital.

The Kintara Common Stock is listed on The Nasdaq Capital Market. In order to maintain that listing, Kintara must satisfy minimum financial and other requirements including, without limitation, the minimum bid price requirements for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires companies listed on The Nasdaq Capital Market to maintain a minimum bid price of $1 per share (the “Minimum Bid Price Requirement”).

On December 13, 2023, the Nasdaq staff notified Kintara that Kintara did not comply with the Minimum Bid Price Requirement (the “Bid Price Notice”). Pursuant to the Bid Price Notice, Kintara had 180 calendar days from the date of the Bid Price Notice, or June 10, 2024, to regain compliance for a minimum of ten consecutive business days. On June 12, 2024, the Nasdaq staff notified Kintara that Kintara is eligible for and has been granted an extension of 180 calendar days, or until December 9, 2024, to regain compliance for a minimum of ten consecutive business days.

Kintara will continue to monitor its bid price and may, if appropriate, consider implementing available options to regain compliance with the Minimum Bid Price Requirement. There can be no assurance that Kintara will be able to regain compliance with the Minimum Bid Price Requirement or maintain compliance even if Kintara implements an option that regains its compliance.

If Kintara fails to regain compliance with the Minimum Bid Price Requirement, or to meet the other applicable continued listing requirements for The Nasdaq Capital Market in the future, the Kintara Common Stock may be delisted and trade on the OTC Markets Group Inc. or other small trading markets, which could reduce the liquidity of the Kintara Common Stock materially and result in a corresponding material reduction in the price of the Kintara Common Stock as well as reduce its ability to raise additional capital. In addition, if the Kintara Common Stock is delisted from Nasdaq and the trading price remains below $5.00 per share, trading in Kintara Common Stock might also become subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trade involving a stock defined as a “penny stock” (generally, any equity security not listed on a national securities exchange or quoted on Nasdaq that has a market price of less than $5.00 per share, subject to certain exceptions).

Kintara has expressed substantial doubt about its ability to continue as a going concern.

As discussed in Note 1 to the consolidated financial statements for the year ended June 30, 2023, Kintara’s financial statements for the year ended June 30, 2023, include an explanatory paragraph that such financial statements were prepared assuming that Kintara will continue as a going concern. A going concern basis assumes that Kintara will continue its operations for the foreseeable future and contemplates the realization of assets and the settlement of liabilities in the normal course of business.

For the nine-months ended March 31, 2024, Kintara reported a loss of approximately $6.0 million, and a negative cash flow from operations of approximately $5.7 million. Kintara had an accumulated deficit of approximately $157.5 million and had cash and cash equivalents of approximately $6.4 million as of March 31, 2024. Kintara is in the clinical stage and has not generated any revenues to-date. Kintara does not have the prospect of achieving revenues until such time that its product candidates are commercialized, or partnered, which may not ever occur. In the near future, Kintara will require additional funding to maintain its clinical trials, research and development projects, and for general operations. These circumstances indicate substantial doubt exists about Kintara’s ability to continue as a going concern within one year from the date of filing of its condensed consolidated interim financial statements for the nine months ended March 31, 2024.

Consequently, management is pursuing various financing alternatives to fund Kintara’s operations so Kintara can continue as a going concern. Kintara’s management plans to continue to pursue opportunities to secure the necessary financing through the issue of new equity, including debt, entering into strategic partnership arrangements, and/or pursuing additional strategic transactions in the event Kintara does not receive stockholder approval for the proposed Merger or the Merger is not otherwise consummated. However, Kintara’s ability to raise additional capital could be affected by various risks and uncertainties including, but not limited to, global unrest. Kintara may not be able to raise sufficient additional capital and may tailor its drug candidate development program based on the amount of funding we are able to raise in the future. Nevertheless, there is no assurance that these initiatives will be successful.

The condensed consolidated interim financial statements for the nine-months ended March 31, 2024 do not give effect to any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern. Such adjustments could be material.

Kintara has a limited operating history and a history of operating losses and expects to incur significant additional operating losses.

Kintara is a clinical stage company and there is limited historical financial information upon which to base an evaluation of its performance. Kintara’s prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. Kintara expects to incur substantial additional net expenses over the next several years as its research, development and commercial activities increase.

The amount of future losses and when, if ever, Kintara will achieve profitability are uncertain. Kintara’s ability to generate revenue and achieve profitability will depend on, among other things, successful completion of the preclinical and clinical development of Kintara’s product candidate; obtaining necessary regulatory approvals from the FDA and international regulatory agencies; successful manufacturing, sales and marketing arrangements; and raising sufficient funds to finance Kintara’s activities. If Kintara is unsuccessful at some or all of these undertakings, Kintara’s business, prospects and results of operations may be materially adversely affected.

If the Merger is not consummated, Kintara will need to raise additional capital, which may cause dilution to Kintara’s stockholders, restrict its operations or require Kintara to relinquish rights to technologies or product candidates.

If the Merger is not consummated, Kintara expects to finance its cash needs through a combination of public or private equity offerings, debt financings and/or license and development agreements with collaboration partners. As of June 30, 2024, Kintara had cash and cash equivalents of approximately $4.9 million which Kintara expects to fund its planned operations into the first quarter of calendar 2025. Kintara will also need to raise additional capital to fund its operations. Kintara does not have any committed external source of funds. To the extent that Kintara raises additional capital through the sale of equity or convertible debt securities, then-existing stockholders’ interests may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect their rights as common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit Kintara’s ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. In addition, debt financing would result in fixed payment obligations.

If Kintara raises funds through collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties, Kintara may have to relinquish valuable rights to Kintara’s technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to Kintara. If Kintara is unable to raise additional funds through equity or debt financings when needed, Kintara may be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market product candidates that Kintara would otherwise prefer to develop and market itself. In addition, Kintara may not have sufficient capital to continue to operate its business in the long term and may become insolvent and be required to seek the protection of the bankruptcy courts and, without additional funding or a strategic transaction, Kintara would likely be delisted from Nasdaq.

Kintara’s inability to obtain additional financing could adversely affect Kintara’s ability to meet its obligations under Kintara’s planned clinical studies and could negatively impact the timing of Kintara’s clinical results.

Kintara’s ability to meet Kintara’s obligations and continue the research and development of Kintara’s product candidate is dependent on Kintara’s ability to continue to raise adequate financing. Kintara may not be successful in obtaining such additional financing in the amount required at any time, or for any period, or, if available, that it can be obtained on terms satisfactory to Kintara. In the event that Kintara is unable to obtain such additional financing, Kintara may be unable to meet Kintara’s obligations under Kintara’s planned clinical studies and Kintara may have to tailor its drug candidate development programs based on the amount of funding Kintara raises which could negatively impact the timing of Kintara’s clinical results. In addition, Kintara could be required to cease its operations.

Kintara is seeking stockholder approval of a Reverse Stock Split of Kintara Common Stock for the purpose of maintaining the listing of Kintara Common Stock on the Nasdaq Capital Market, but Kintara may not obtain stockholder approval or it may not have the desired result.

Kintara is seeking stockholder approval of a reverse stock split of Kintara Common Stock for the purpose of raising the per share trading price of the Kintara Common Stock and maintaining the listing of Kintara Common

Stock on the Nasdaq Capital Market. However, there is no assurance that Kintara’s stockholders will approve the Reverse Stock Split Proposal, or even if they do, that it will have the desired result and that Kintara will be able to maintain its listing on the Nasdaq Capital Market. Even if Kintara effects the Reverse Stock Split and maintains its listing, shares of Kintara Common Stock may still have a relatively low trading price, which could hinder Kintara’s ability to attract institutional or other potential investors. Furthermore, the price per share of Kintara Common Stock after the Reverse Stock Split, if approved and implemented, may not reflect the Reverse Stock Split and the price per share following the effective time of the Reverse Stock Split may not be maintained for any period of time following the Reverse Stock Split. In many cases, the market price of a company’s shares declines after a reverse stock split. Accordingly, the total market capitalization of Kintara Common Stock following the contemplated Reverse Stock Split may be lower than before the Reverse Stock Split. Similarly, the trading liquidity of the Kintara Common Stock could be adversely affected by the reduced number of shares outstanding after the Reverse Stock Split.

In the event that Kintara’s stockholders do not approve the Reverse Stock Split Proposal, Kintara’s board of directors may take action to effect a reverse split of Kintara Common Stock and a corresponding decrease to Kintara’s authorized capital stock, without stockholder approval pursuant to NRS 78.207 if required to comply with the Nasdaq minimum bid price requirement and if deemed to be in the interests of Kintara.

If Kintara is unable to effectively implement or maintain a system of internal control over financial reporting, Kintara may not be able to accurately or timely report its financial results and its stock price could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations require Kintara’s to evaluate the effectiveness of Kintara’s internal control over financial reporting as of the end of each fiscal year, and to include a management report assessing the effectiveness of Kintara’s internal control over financial reporting in Kintara’s Annual Report on Form 10-K for that fiscal year. Any failure to implement new or improved controls necessary to remedy the material weaknesses described above, or difficulties encountered in the implementation or operation of these controls, could harm Kintara’s operations, decrease the reliability of Kintara’s financial reporting, and cause Kintara to fail to meet Kintara’s financial reporting obligations, which could adversely affect Kintara’s business and reduce Kintara’s stock price.

Kintara is a clinical stage company, has a history of operating losses, and expects to incur significant additional operating losses.

Kintara is a clinical stage company with a history of operating losses. For the fiscal years ended June 30, 2023 and 2022, Kintara had net losses of approximately $14.6 million and $22.7 million, respectively and an accumulated deficit of approximately $151.4 million at June 30, 2023. Kintara’s prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in similar stages of operations. Kintara expects to incur substantial additional net expenses and losses over the next several years as its research, development, clinical studies, and commercial activities increase.

The amount of future losses and when, if ever, Kintara will achieve profitability are uncertain. Kintara’s ability to generate revenue and achieve profitability will depend on, among other things, successful completion of the preclinical and clinical development of its product candidates; obtaining necessary regulatory approvals from the FDA and international regulatory agencies; successful manufacturing, sales and marketing arrangements; and raising sufficient funds to finance our activities. If Kintara is unsuccessful at some or all of these undertakings, its business, prospects and results of operations may be materially adversely affected

Kintara is currently focused on the development of a single product candidate.

Kintara’s product development efforts are currently focused on a single product, REM-001. If REM-001 fails to achieve clinical endpoints or exhibits unanticipated toxicity or if a superior product is developed by a competitor, Kintara’s prospects for obtaining regulatory approval and commercialization may be negatively impacted. In the long-term, Kintara hopes to establish a pipeline of product candidates, and Kintara has identified additional product candidates that Kintara may be able to acquire or license in the future. However, at this time Kintara does not have any formal agreements granting Kintara any rights to such additional product candidates.

Even if Kintara is able to commercialize any product candidate that we develop, the product may become subject to unfavorable pricing regulations, third-party payor reimbursement practices or healthcare reform initiatives that could harm Kintara’s business.

The commercial success of Kintara’s current or future product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of Kintara’s product candidate will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities (such as Medicare and Medicaid), private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, Kintara may not be able to successfully commercialize Kintara’s products. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow Kintara to establish and maintain pricing sufficient to realize a meaningful return on Kintara’s investment.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved drugs. Marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some non-U.S. markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, Kintara might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay commercial launch of the product, possibly for lengthy time periods, which may negatively impact the revenues Kintara is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder Kintara’s ability to recoup Kintara’s investment in one or more product candidates, even if Kintara’s product candidates obtain marketing approval.

Kintara’s ability to commercialize REM-001 or any other product candidates will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will cover and establish reimbursement levels. The healthcare industry is acutely focused on cost containment, both in the United States and elsewhere. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect Kintara’s ability to sell Kintara’s product candidate profitably. These payors may not view Kintara’s products, if any, as cost-effective, and coverage and reimbursement may not be available to Kintara’s customers, or may not be sufficient to allow Kintara’s products, if any, to be marketed on a competitive basis. Cost-control initiatives could cause Kintara to decrease the price Kintara might establish for products, which could result in lower than anticipated product revenues. If the prices for Kintara’s products, if any, decrease or if governmental and other third-party payors do not provide adequate coverage or reimbursement, Kintara’s prospects for revenue and profitability will suffer.

There may also be delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or comparable non- U.S. regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers Kintara’s costs, including research, development, manufacture, sale and distribution. Reimbursement rates may vary, by way of example, according to the use of the drug and the clinical setting in which it is used. Reimbursement rates may also be based on reimbursement levels already set for lower cost drugs or may be incorporated into existing payments for other services.

In addition, increasingly, third-party payors are requiring higher levels of evidence of the benefits and clinical outcomes of new technologies and are challenging the prices charged. Kintara cannot be sure that coverage will be available for any product candidate that Kintara, or third-parties, commercialize and, if available, that the reimbursement rates will be adequate. Further, the net reimbursement for drug products may be subject to additional reductions if there are changes to laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. An inability to promptly obtain coverage and adequate payment rates from both government-funded and private payors for any of Kintara’s product candidates for which Kintara obtain marketing approval could have a material adverse effect on Kintara’s operating results, Kintara’s ability to raise capital needed to commercialize products and Kintara’s overall financial condition.

Kintara is dependent on obtaining certain patents and protecting Kintara’s proprietary rights.

Kintara’s success will depend, in part, on Kintara’s ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent Kintara’s rights. Kintara has filed and is actively pursuing patent applications for its products. The patent positions of biotechnology, biopharmaceutical and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. Thus, there can be no assurance that any of Kintara’s patent applications will result in the issuance of patents, that Kintara will develop additional proprietary products that are patentable, that any patents issued to Kintara or those that already have been issued will provide Kintara with any competitive advantages or will not be challenged by any third parties, that the patents of others will not impede Kintara’s ability to do business or that third parties will not be able to circumvent Kintara’s patents. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of Kintara’s products not under patent protection, or, if patents are issued to Kintara, design around the patented products Kintara developed or will develop.

Kintara may be required to obtain licenses from third parties to avoid infringing patents or other proprietary rights. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available, if at all, on terms Kintara finds acceptable. If Kintara does not obtain such licenses, Kintara could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.

A number of pharmaceutical, biopharmaceutical and biotechnology companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to or affect Kintara’s business. Some of these technologies, applications or patents may conflict with Kintara’s technologies or patent applications. Such conflict could limit the scope of the patents, if any, that Kintara may be able to obtain or result in the denial of Kintara’s patent applications. In addition, if patents that cover Kintara’s activities are issued to other companies, there can be no assurance that Kintara would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If Kintara does not obtain such licenses, Kintara could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring such licenses could be prohibited. In addition, Kintara could incur substantial costs in defending Kintara in suits brought against Kintara on patents it might infringe or in filing suits against others to have such patents declared invalid.

Patent applications in the U.S. are maintained in secrecy and not published if either: (i) the application is a provisional application or (ii) the application is filed and Kintara requests no publication, and certify that the invention disclosed “has not and will not” be the subject of a published foreign application. Otherwise, U.S. applications or foreign counterparts, if any, publish 18 months after the priority application has been filed. Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, Kintara cannot be certain that it or any licensor were the first creator of inventions covered by pending patent applications or that Kintara or such licensor was the first to file patent applications for such inventions. Moreover, Kintara might have to participate in interference proceedings declared by the U.S. Patent and Trademark Office (the “USPTO”)

to determine priority of invention, which could result in substantial cost to Kintara, even if the eventual outcome were favorable to Kintara. There can be no assurance that Kintara’s patents, if issued, would be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Moreover, Kintara may be subject to third-party preissuance submissions of prior art to the USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging Kintara’s patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, Kintara’s patent rights, allow third parties to commercialize Kintara’s technology or products and compete directly with Kintara, without payment to Kintara, or result in Kintara’s inability to manufacture or commercialize products without infringing third-party patent rights.

Even if Kintara’s patent applications issue as patents, they may not issue in a form that will provide Kintara with any meaningful protection, prevent competitors from competing with Kintara, or otherwise provide Kintara with any competitive advantage. Kintara’s competitors may be able to circumvent Kintara’s patents by developing similar or alternative technologies or products in a non-infringing manner.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and Kintara’s patents may be challenged in courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate, or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit Kintara’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of Kintara’s technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Kintara’s owned and licensed patent portfolio may not provide Kintara with sufficient rights to exclude others from commercializing products similar or identical to Kintara’s.

Much of Kintara’s know-how and technology may not be patentable. To protect Kintara’s rights, Kintara requires employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance, however, that these agreements will provide meaningful protection for Kintara’s trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Further, Kintara’s business may be adversely affected by competitors who independently develop competing technologies, especially if Kintara obtains no, or only narrow, patent protection.

Kintara may be unable to protect its patents and proprietary rights.

Kintara’s future success will depend to a significant extent on Kintara’s ability to:

•	obtain and keep patent protection for Kintara’s products and technologies on an international basis;

•	enforce Kintara’s patents to prevent others from using Kintara’s inventions;

•	maintain and prevent others from using Kintara’s trade secrets; and

•	operate and commercialize products without infringing on the patents or proprietary rights of others.

Kintara can provide no assurance that Kintara’s patent rights will afford any competitive advantages and these rights may be challenged or circumvented by third parties. Further, patents may not be issued on any of Kintara’s pending patent applications in the U.S. or abroad. Because of the extensive time required for development, testing and regulatory review of a product candidate, it is possible that before a product candidate can be commercialized, any related patent may expire, or remain in existence for only a short period following commercialization, reducing or eliminating any advantage of the patent.

If Kintara sues others for infringing Kintara’s patents, a court may determine that such patents are invalid or unenforceable. Even if the validity of Kintara’s patent rights is upheld by a court, a court may not prevent the alleged infringement of Kintara’s patent rights on the grounds that such activity is not covered by Kintara’s patent claims.

In addition, third parties may sue Kintara for infringing their patents. In the event of a successful claim of infringement against Kintara, Kintara may be required to:

•	defend litigation or administrative proceedings;

•	pay substantial damages;

•	stop using Kintara’s technologies and methods;

•	stop certain research and development efforts;

•	develop non-infringing products or methods; and

•	obtain one or more licenses from third parties.

If required, Kintara can provide no assurance that Kintara will be able to obtain such licenses on acceptable terms, or at all. If Kintara is sued for infringement, Kintara could encounter substantial delays in development, manufacture and commercialization of Kintara’s product candidates. Any litigation, whether to enforce Kintara’s patent rights or to defend against allegations that Kintara infringed third-party rights, will be costly, time consuming, and may distract management from other important tasks.

As is commonplace in the biotechnology and pharmaceutical industry, Kintara employs individuals who were previously employed at other biotechnology or pharmaceutical companies, including Kintara’s competitors or potential competitors. To the extent Kintara’s employees are involved in research areas which are similar to those areas in which they were involved at their former employers, Kintara may be subject to claims that such employees and/or Kintara has inadvertently or otherwise used or disclosed the alleged trade secrets or other proprietary information of the former employers. Litigation may be necessary to defend against such claims, which could result in substantial costs and be a distraction to management and which may have a material adverse effect on Kintara, even if Kintara is successful in defending such claims.

Kintara is subject to various government regulations.

The manufacture and sale of human therapeutic and diagnostic products in the U.S., Canada and foreign jurisdictions are governed by a variety of statutes and regulations. These laws require approval of manufacturing facilities, controlled research and testing of products and government review and approval of a submission containing manufacturing, preclinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to current cGMP during production and storage, and control of marketing activities, including advertising and labeling.

REM-001 and any other products Kintara may develop will require significant development, preclinical and clinical testing and investment of substantial funds prior to its commercialization. The process of obtaining required approvals can be costly and time-consuming, and there can be no assurance that Kintara will successfully develop any future products that will prove to be safe and effective in clinical studies or receive applicable regulatory approvals. Markets other than the U.S. and Canada have similar restrictions. Potential investors and shareholders should be aware of the risks, problems, delays, expenses and difficulties which Kintara may encounter in view of the extensive regulatory environment which controls Kintara’s business.

Kintara may request priority review for Kintara’s product candidate in the future. The FDA may not grant priority review for Kintara’s product candidate. Moreover, even if the FDA designated such product for priority review, that designation may not lead to a faster regulatory review or approval process and, in any event, would not assure FDA approval.

Kintara may be eligible for priority review designation for Kintara’s product candidate if the FDA determines such product candidate offers major advances in treatment or provides a treatment where no adequate therapy exists. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if Kintara believes a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Thus, while the FDA has granted priority review to other oncology disease products, Kintara’s product candidate, should Kintara determine to seek priority review, may not receive similar designation. Moreover, even if Kintara’s product candidate is designated for priority review, such a designation does not necessarily mean a faster regulatory review process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within an accelerated timeline or thereafter.

Kintara believes it may in some instances be able to secure approval from the FDA or comparable non-U.S. regulatory authorities to use accelerated development pathways. If Kintara is unable to obtain such approval, Kintara may be required to conduct additional preclinical studies or clinical studies beyond those that it contemplates, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals.

Kintara anticipates that it may seek an accelerated approval pathway for its product candidate. Under the accelerated approval provisions in the Federal Food, Drug, and Cosmetic Act (“FDCA”), and the FDA’s implementing regulations, the FDA may grant accelerated approval to a product designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, the FDA may withdraw its approval of the drug.

Prior to seeking such accelerated approval, Kintara will seek feedback from the FDA and will otherwise evaluate Kintara’s ability to seek and receive such accelerated approval. There can also be no assurance that after Kintara’s evaluation of the feedback and other factors Kintara will decide to pursue or submit a New Drug Application (“NDA”), for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback that Kintara will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if Kintara initially decides to do so. Furthermore, if Kintara decides to submit an application for accelerated approval or under another expedited regulatory designation (e.g., breakthrough therapy designation), there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other non-U.S. authorities could also require Kintara to conduct further studies prior to considering Kintara’s application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for any of Kintara’s product candidates that Kintara decides to seek accelerated approval for would result in a longer time period to commercialization of such product candidate, could increase the cost of development of such product candidate and could harm Kintara’s competitive position in the marketplace.

Kintara has conducted, and may in the future conduct, clinical studies for certain of Kintara’s product candidates at sites outside the United States, and the FDA may not accept data from studies conducted in such locations.

Kintara has conducted and may in the future choose to conduct one or more of Kintara’s clinical studies outside the United States. Although the FDA may accept data from clinical studies conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical study must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The study population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the patient population for any clinical studies conducted outside of the United States must be representative of the population for whom Kintara intends to seek approval in the United States. In addition, while these clinical studies are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the studies also complied with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from studies conducted outside of the United States. If the FDA does not accept the data from any of Kintara’s clinical studies that Kintara determines to conduct outside the United States, it would likely result in the need for additional studies, which would be costly and time-consuming and delay or permanently halt Kintara’s development of the product candidate.

In addition, the conduct of clinical studies outside the United States could have a significant impact on Kintara. Risks inherent in conducting international clinical studies include:

•	foreign regulatory requirements that could restrict or limit Kintara’s ability to conduct Kintara’s clinical studies;

•	administrative burdens of conducting clinical studies under multiple foreign regulatory schema;

•	foreign exchange fluctuations; and

•	diminished protection of intellectual property in some countries.

If Kintara’s clinical studies fail to demonstrate safety and efficacy to the satisfaction of the FDA and comparable non-U.S. regulators, Kintara may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of Kintara’s product candidate.

Kintara is not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining marketing approval from the FDA. Comparable non-U.S. regulatory authorities, such as the EMA, impose similar restrictions. Kintara may never receive such approvals. Kintara must complete extensive preclinical development and clinical studies to demonstrate the safety and efficacy of Kintara’s product candidate in humans before Kintara will be able to obtain these approvals.

Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. Kintara has not previously submitted an NDA to the FDA or similar drug approval filings to comparable non-U.S. regulatory authorities for any product candidate.

Any inability to successfully complete preclinical and clinical development could result in additional costs to Kintara and impair Kintara’s ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. In addition, if (1) Kintara is required to conduct additional clinical studies or other testing of Kintara’s product candidate beyond the studies and testing that Kintara contemplates,

(2) Kintara is unable to successfully complete clinical studies of Kintara’s product candidate or other testing, (3) the results of these studies or tests are unfavorable, uncertain or are only modestly favorable, or (4) there are unacceptable safety concerns associated with Kintara’s product candidate, Kintara, in addition to incurring additional costs, may:

•	be delayed in obtaining marketing approval for Kintara’s product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as Kintara intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing or other requirements; or

•	be required to remove the product from the market after obtaining marketing approval.

If Kintara experiences any of a number of possible unforeseen events in connection with clinical studies of Kintara’s product candidates, potential marketing approval or commercialization of Kintara’s product candidates could be delayed or prevented.

Kintara may experience numerous unforeseen events during, or as a result of, clinical studies that could delay or prevent marketing approval of Kintara’s product candidate, including:

•	clinical studies of Kintara’s product candidate may produce unfavorable or inconclusive results;

•	Kintara may decide, or regulators may require Kintara, to conduct additional clinical studies or abandon product development programs;

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the number of patients required for clinical studies of Kintara’s product candidate may be larger than Kintara anticipates, patient enrollment in these clinical studies may be slower than Kintara anticipates or participants may drop out of these clinical studies at a higher rate than Kintara anticipates;

•	data safety monitoring committees may recommend suspension, termination or a clinical hold for various reasons, including concerns about patient safety;

•	regulators or IRBs may suspend or terminate the study or impose a clinical hold for various reasons, including noncompliance with regulatory requirements or concerns about patient safety;

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patients with serious, life-threatening diseases included in Kintara’s clinical studies may die or suffer other adverse medical events for reasons that may not be related to Kintara’s product candidate;

•	participating patients may be subject to unacceptable health risks;

•	patients may not complete clinical studies due to safety issues, side effects, or other reasons;

•	changes in regulatory requirements and guidance may occur, which require Kintara to amend clinical study protocols to reflect these changes;

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Kintara’s third-party contractors, including those manufacturing Kintara’s product candidate or components or ingredients thereof or conducting clinical studies on Kintara’s behalf, may fail to comply with regulatory requirements or meet their contractual obligations to Kintara in a timely manner or at all;

•	regulators or institutional review boards, or IRBs may not authorize Kintara or its investigators to commence a clinical study or conduct a clinical study at a prospective study site;

•	Kintara may experience delays in reaching or fail to reach agreement on acceptable clinical study contracts or clinical study protocols with prospective study sites;

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patients who enroll in a clinical study may misrepresent their eligibility to do so or may otherwise not comply with the clinical study protocol, resulting in the need to drop the patients from the clinical study, increase the needed enrollment size for the clinical study or extend the clinical study’s duration;

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Kintara may have to suspend or terminate clinical studies of Kintara’s product candidate for various reasons, including a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of a product candidate;

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regulators or IRBs may require that Kintara or its investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or their respective standards of conduct, a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of the product candidate or findings of undesirable effects caused by a chemically or mechanistically similar drug or drug candidate;

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the FDA or comparable non-U.S. regulatory authorities may fail to approve or subsequently find fault with the manufacturing processes or facilities of third-party manufacturers with which Kintara enters into agreements for clinical and commercial supplies;

•	the FDA or comparable non-U.S. regulatory authorities may disagree with Kintara’s clinical study design or Kintara’s interpretation of data from preclinical studies and clinical studies;

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the supply or quality of raw materials or manufactured product candidate or other materials necessary to conduct clinical studies of Kintara’s product candidate may be insufficient, inadequate, delayed, or not available at an acceptable cost, or Kintara may experience interruptions in supply; and

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the approval policies or regulations of the FDA or comparable non-U.S. regulatory authorities may significantly change in a manner rendering Kintara’s clinical data insufficient to obtain marketing approval.

Product development costs for Kintara will increase if Kintara experiences delays in testing or pursuing marketing approvals and Kintara may be required to obtain additional funds to complete clinical studies and prepare for possible commercialization of Kintara’s product candidate. Kintara does not know whether any preclinical tests or clinical studies will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical or clinical study delays also could shorten any periods during which Kintara may have the exclusive right to commercialize Kintara’s product candidate or allow Kintara’s competitors to bring products to market before Kintara does and impair its ability to successfully commercialize Kintara’s product candidate and may harm Kintara’s business and results of operations. In addition, many of the factors that cause, or lead to, clinical study delays may ultimately lead to the denial of marketing approval of Kintara’s product candidate.

If Kintara experiences delays or difficulties in the enrollment of patients in clinical studies, it may not achieve Kintara’s clinical development on Kintara’s anticipated timeline, or at all, and Kintara’s receipt of necessary regulatory approvals could be delayed or prevented.

Kintara may not be able to continue clinical studies for REM-001 or any other product candidate if Kintara is unable to locate and enroll a sufficient number of eligible patients to participate in clinical studies. Patient enrollment is a significant factor in the timing of clinical studies, and is affected by many factors, including:

•	the size and nature of the patient population;

•	the severity of the disease under investigation;

•	the proximity of patients to clinical sites;

•	the eligibility criteria for the study;

•	the design of the clinical study;

•	efforts to facilitate timely enrollment;

•	competing clinical studies; and

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clinicians’ and patients’ perceptions as to the potential advantages and risks of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications Kintara is investigating.

Kintara’s inability to enroll a sufficient number of patients for Kintara’s clinical studies could result in significant delays or may require Kintara to abandon one or more clinical studies altogether. Enrollment delays in Kintara’s clinical studies may result in increased development costs for Kintara’s product candidate, delay or halt the development of and approval processes for Kintara’s product candidate and jeopardize Kintara’s ability to achieve Kintara’s clinical development timeline and goals, including the dates by which Kintara will commence, complete and receive results from clinical studies. Enrollment delays may also delay or jeopardize Kintara’s ability to commence sales and generate revenues from Kintara’s product candidate. Any of the foregoing could cause Kintara’s value to decline and limit Kintara’s ability to obtain additional financing, if needed.

FDA approval of REM-001 or future product candidates may be denied.

There can be no assurance that the FDA will ultimately approve Kintara’s NDA. The FDA may deny approval of REM-001 for many reasons, including:

•	Kintara may be unable to demonstrate to the satisfaction of the FDA that Kintara’s products are safe and effective for its intended uses;

•	the FDA may disagree with Kintara’s interpretation of data from the clinical studies;

•	Kintara may be unable to demonstrate that any clinical or other benefits Kintara’s products outweigh any safety or other perceived risks; or

•	Kintara may not be able to successfully address any other issues raised by the FDA.

If REM-001 fails to receive FDA approval, Kintara’s business and prospects will be materially adversely impacted.

Kintara expects to rely on orphan drug status to develop and commercialize its product candidate, but Kintara’s orphan drug designations may not confer marketing exclusivity or other expected commercial benefits as anticipated.

Market exclusivity afforded by orphan drug designation is generally offered as an incentive to drug developers to invest in developing and commercializing products for unique diseases that impact a limited number of patients. The FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Qualification to maintain orphan drug status is generally monitored by the regulatory authorities during the orphan drug exclusivity period, currently seven years from the date of approval in the United States.

With respect to REM-001, the FDA granted our request that tin ethyl etiopurpurin (the active pharmaceutical ingredient in REM-001) be designated as an orphan drug for treatment of BCCNS. We also hold an orphan drug designation that was initially awarded to Miravant for tin ethyl etiopurpurin for the prevention of access graft disease in hemodialysis patients.

It is possible that another company also holding orphan drug designation for the same product candidate will receive marketing approval for the same indication before Kintara does. If that were to happen, Kintara’s applications for that indication may not be approved until the competing company’s period of exclusivity expires. Even if Kintara is the first to obtain marketing authorization for an orphan drug indication, there are circumstances under which a competing product may be approved for the same indication during the seven-year period of marketing exclusivity, such as if the later product is shown to be clinically superior to the orphan product, or if the later product is deemed a different product than Kintara’s. Further, the seven-year marketing exclusivity would not prevent competitors from obtaining approval of the same product candidate as Kintara’s for indications other than those in which Kintara has been granted orphan drug designation, or for the use of other types of products in the same indications as Kintara’s orphan product.

If the market opportunities for Kintara’s product candidate are smaller than Kintara believes they are, Kintara’s revenues may be adversely affected and its business may suffer. Because the target patient populations of our product candidate are small, Kintara must be able to successfully identify patients and capture a significant market share to achieve and maintain profitability.

Kintara focuses its research and product development on treatments for orphan cancer indications. Kintara’s projections of both the number of people who have failed other therapies or have limited medical options, are based on estimates. These estimates may prove to be incorrect and new studies may change the estimated incidence or prevalence. The number of patients in the United States, Europe and elsewhere may turn out to be lower than expected or may not be otherwise amenable to treatment with Kintara’s products, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect Kintara’s results of operations and Kintara’s business. Additionally, because Kintara’s target patient populations are small, Kintara will be required to capture a significant market share to achieve and maintain profitability.

Kintara may be required to suspend or discontinue clinical studies due to unexpected side effects or other safety risks that could preclude approval of Kintara’s products.

Kintara’s clinical studies may be suspended at any time for a number of reasons. For example, Kintara may voluntarily suspend or terminate Kintara’s clinical studies if at any time Kintara believes that they present an unacceptable risk to the clinical study patients. In addition, the FDA or other regulatory agencies may order the temporary or permanent discontinuation of Kintara’s clinical studies at any time if they believe that the clinical studies are not being conducted in accordance with applicable regulatory requirements or that they present an unacceptable safety risk to the clinical study patients.

Administering any product candidate to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical studies of Kintara’s product candidates and could result in the FDA or other regulatory authorities denying further development or approval of Kintara’s product candidates for any or all targeted indications. Ultimately, some or all of Kintara’s product candidates may prove to be unsafe for human use. Moreover, Kintara could be subject to significant liability if any volunteer or patient suffers, or appears to suffer, adverse health effects or even death as a result of participating in Kintara’s clinical studies.

Kintara may not receive regulatory approvals for Kintara’s product candidate or there may be a delay in obtaining such approvals.

Kintara’s product and Kintara’s ongoing development activities are subject to regulation by regulatory authorities in the countries in which Kintara or its collaborators and distributors wish to test, manufacture or market Kintara’s products. For instance, the FDA will regulate the product in the U.S. and equivalent authorities, such as the EMA, will regulate in Europe. Regulatory approval by these authorities will be subject to the evaluation of data relating to the quality, efficacy and safety of the product for its proposed use, and there can be no assurance that the regulatory authorities will find Kintara’s data sufficient to support product approval of REM-001 or any future product candidates.

The time required to obtain regulatory approval varies between countries. The FDA is required to facilitate the development and expedite the review of drugs and biologics that are intended for the treatment of a serious or life-threatening disease or condition and which demonstrate the potential to address unmet medical needs for the condition. Filling an unmet medical need is defined as providing a therapy where none exists or providing a therapy that may be potentially better than available therapy. Under the fast track program, the sponsor of a new drug or biologic candidate may request the FDA to designate the product for a specific indication as a fast track product concurrent with or after the filing of the IND for the product candidate. The FDA must determine if the product candidate qualifies for fast track designation within 60 days after receipt of the sponsor’s request. In the U.S., for products without “Fast Track” status, it can take over eighteen (18) months after submission of an application for product approval to receive the FDA’s decision. Even with Fast Track status, FDA review and decision can take over twelve (12) months.

Different regulators may impose their own requirements and may refuse to grant, or may require additional data before granting, an approval, notwithstanding that regulatory approval may have been granted by other regulators. Regulatory approval may be delayed, limited or denied for a number of reasons, including insufficient clinical data, the product not meeting safety or efficacy requirements or any relevant manufacturing processes or facilities not meeting applicable requirements as well as case load at the regulatory agency at the time.

Kintara may fail to comply with regulatory requirements.

Kintara’s success will be dependent upon Kintara’s ability, and Kintara’s collaborative partners’ abilities, to maintain compliance with regulatory requirements, including cGMP, and safety reporting obligations. The failure to comply with applicable regulatory requirements can result in, among other things, fines, injunctions, civil penalties, total or partial suspension of regulatory approvals, refusal to approve pending applications, recalls or seizures of products, operating and production restrictions and criminal prosecutions.

Even if Kintara’s product candidate receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success and the market opportunity for the product candidate may be smaller than Kintara estimates.

Kintara has never commercialized a product. Even if REM-001 or any other product candidate is approved by the appropriate regulatory authorities for marketing and sale, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, physicians are often reluctant to switch their patients from existing therapies even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to the therapy that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch therapies due to lack of reimbursement for existing therapies.

Efforts to educate the medical community and third-party payors on the benefits of Kintara’s product candidate may require significant resources and may not be successful. If Kintara’s product candidate is approved but does not achieve an adequate level of market acceptance, Kintara may not generate significant revenues and Kintara may not become profitable. The degree of market acceptance of REM-001 or any other product candidate, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and safety of the product;

•	the potential advantages of the product compared to alternative treatments;

•	the prevalence and severity of any side effects;

•	the clinical indications for which the product is approved;

•	whether the product is designated under physician treatment guidelines as a first-line therapy or as a second- or third-line therapy;

•	limitations or warnings, including distribution or use restrictions, contained in the product’s approved labeling;

•	Kintara’s ability to offer the product for sale at competitive prices;

•	Kintara’s ability to establish and maintain pricing sufficient to realize a meaningful return on Kintara’s investment;

•	the product’s convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try, and of physicians to prescribe, the product;

•	the strength of sales, marketing and distribution support;

•	the approval of other new products for the same indications;

•	changes in the standard of care for the targeted indications for the product;

•	the timing of market introduction of Kintara’s approved products as well as competitive products and other therapies;

•	availability and amount of reimbursement from government payors, managed care plans and other third-party payors;

•	adverse publicity about the product or favorable publicity about competitive products; and

•	potential product liability claims.

The potential market opportunities for Kintara’s product candidate are difficult to estimate precisely. Kintara’s estimates of the potential market opportunities are predicated on many assumptions, including industry knowledge and publications, third-party research reports and other surveys. While Kintara believes that its internal assumptions are reasonable, these assumptions involve the exercise of significant judgment on the part of our management, are inherently uncertain and the reasonableness of these assumptions has not been assessed by an independent source. If any of the assumptions proves to be inaccurate, the actual markets for our product candidate could be smaller than our estimates of the potential market opportunities.

If our product candidate receives marketing approval and Kintara, or others, later discover that the drug is less effective than previously believed or causes undesirable side effects that were not previously identified, our ability to market the drug could be compromised.

Clinical studies of our product candidate are conducted in carefully defined subsets of patients who have agreed to enter into clinical studies. Consequently, it is possible that our clinical studies may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If, following approval of our product candidate, Kintara, or others, discover that the drug is less effective than previously believed or causes undesirable side effects that were not previously identified, any of the following adverse events could occur:

•	regulatory authorities may withdraw their approval of the drug or seize the drug;

•	Kintara may be required to recall the drug or change the way the drug is administered;

•	additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular drug;

•	Kintara may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	Kintara may be required to create a Medication Guide outlining the risks of the previously unidentified side effects for distribution to patients;

•	Kintara could be sued and held liable for harm caused to patients;

•	the drug may become less competitive; and

•	Kintara’s reputation may suffer.

Any of these events could have a material and adverse effect on Kintara’s operations and business and could adversely impact Kintara’s stock price.

Any product candidate for which Kintara obtains marketing approval, along with the manufacturing processes, qualification testing, post-approval clinical data, labeling and promotional activities for such product, will be subject to continual and additional requirements of the FDA and other regulatory authorities.

These requirements include submissions of safety and other post-marketing information, reports, registration and listing requirements, good manufacturing practices, or GMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, and recordkeeping. Even if marketing approval of Kintara’s product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. The FDA closely regulates the post-approval marketing and promotion of pharmaceutical products to ensure such products are marketed only for the approved indications and in accordance with the provisions of the approved labeling.

In addition, later discovery of previously unknown problems with Kintara’s products, manufacturing processes, or failure to comply with regulatory requirements, may lead to various adverse results, including:

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing clinical studies;

•	requirements to institute a risk evaluation mitigation strategy, or REMS, to monitor safety of the product post-approval;

•	warning letters issued by the FDA or other regulatory authorities;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that Kintara submits;

•	recall of products, fines, restitution or disgorgement of profits or revenue;

•	suspension, revocation or withdrawal of marketing approvals;

•	refusal to permit the import or export of Kintara’s products; and

•	injunctions or the imposition of civil or criminal penalties.

If Kintara is unable to establish sales, marketing and distribution capabilities or enter into acceptable sales, marketing and distribution arrangements with third parties, Kintara may not be successful in commercializing any product candidates that Kintara develops, if and when those product candidates are approved.

Kintara does not have a sales, marketing or distribution infrastructure and have limited experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any approved product, Kintara must either develop a sales and marketing organization, outsource these functions to third parties, or license Kintara’s product candidates to others. If approved, Kintara may seek to license REM-001 to a large pharmaceutical company with greater resources and experience than Kintara. Kintara may not be able license the REM-001 on reasonable terms, if at all. The development of sales, marketing and distribution capabilities will require substantial resources, will be time-consuming and could delay any product launch. Kintara expects that Kintara will commence the development of these capabilities prior to receiving approval of Kintara’s product candidate. If the commercial launch of a product candidate for which Kintara recruits a sales force and establish marketing and distribution capabilities is delayed or does not occur for any reason, Kintara could have prematurely or unnecessarily incurred these commercialization costs. Such a delay may be costly, and Kintara’s investment could be lost if Kintara cannot retain or reposition Kintara’s sales and marketing personnel. In addition, Kintara may not be able to hire or retain a sales force in the United States that is sufficient in size or has adequate expertise in the medical markets that Kintara plans to target. If Kintara is unable to establish or retain a sales force and marketing and distribution capabilities, Kintara’s operating results may be adversely affected. If a potential partner has development or commercialization expertise that Kintara believes is particularly relevant to Kintara’s product candidate, then Kintara may seek to collaborate with that potential partner even if Kintara believes it could otherwise develop and commercialize the product independently.

Kintara expects to seek one or more strategic partners for commercialization of Kintara’s product candidate outside the United States. As a result of entering into arrangements with third parties to perform sales, marketing and distribution services, Kintara’s product revenues or the profitability of these product revenues may be lower, perhaps substantially lower, than if Kintara were to directly market and sell products in those markets. Furthermore, Kintara may be unsuccessful in entering into the necessary arrangements with third parties or may be unable to do so on terms that are favorable to Kintara. In addition, Kintara may have little or no control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market Kintara’s products effectively.

If Kintara does not establish sales and marketing capabilities, either on its own or in collaboration with third parties, Kintara will not be successful in commercializing its product candidate.

Kintara faces substantial competition from other pharmaceutical and biotechnology companies and its operating results may suffer if Kintara fails to compete effectively.

The development and commercialization of new drug products is highly competitive. Kintara expects that it will face significant competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to REM-001 and any other product candidates that Kintara may seek to develop or commercialize in the future. Specifically, due to the large unmet medical need, global demographics and relatively attractive reimbursement dynamics, the oncology market is fiercely competitive and there are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of product candidates for the treatment of cancer. Kintara’s competitors may succeed in developing, acquiring or licensing technologies and drug products that are more effective, have fewer or more tolerable side effects or are less costly than any product candidates that Kintara is currently developing or that Kintara may develop, which could render Kintara’s product candidates obsolete and noncompetitive.

Kintara’s commercial opportunity could be reduced or eliminated if Kintara’s competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that Kintara may develop. Kintara’s competitors also may obtain FDA or other marketing approval for their products before Kintara is able to obtain approval for Kintara’s, which could result in Kintara’s competitors establishing a strong market position before Kintara is able to enter the market.

Many of Kintara’s existing and potential future competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical studies, obtaining marketing approvals and marketing approved products than Kintara does. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of Kintara’s competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with Kintara in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, Kintara’s programs.

If Kintara is unable to or delayed in obtaining state regulatory licenses for the distribution of its product, Kintara would not be able to sell its product candidate.

The majority of states require manufacturer and/or wholesaler licenses for the sale and distribution of drugs into that state. The application process is complicated, time consuming and requires dedicated personnel or a third-party to oversee and manage. If Kintara is delayed in obtaining these state licenses, or denied the licenses, even with FDA approval, Kintara would not be able to sell or ship product into that state which would adversely affect its sales and revenues.

Kintara relies on key personnel and members of management and, if Kintara is unable to retain or motivate key personnel or management, or hire qualified personnel, Kintara may not be able to grow effectively.

Kintara is dependent on certain members of Kintara’s management, scientific and drug development staff and consultants, the loss of services of one or more of whom could materially adversely affect Kintara.

Kintara currently has one full-time employee, and retains the services of approximately 15 persons on an independent contractor/consultant and contract-employment basis. Kintara’s ability to manage growth effectively will require Kintara to continue to implement and improve Kintara’s management systems and to recruit and train new employees. Although Kintara has done so in the past and expect to do so in the future, there can be no assurance that Kintara will be able to successfully attract and retain skilled and experienced personnel.

Kintara’s success depends in large part upon Kintara’s ability to attract and retain highly qualified personnel. Kintara competes in its hiring efforts with other pharmaceutical and biotechnology companies, as well as universities and nonprofit research organizations, and Kintara may have to pay higher salaries to attract and retain personnel, which would be very costly.

Kintara may be subject to foreign exchange fluctuation.

Kintara’s functional and reporting currency is the United States dollar. Kintara maintains bank accounts in United States and Canadian dollars. A portion of Kintara’s expenditures are in foreign currencies, most notably in Canadian dollars, and therefore Kintara is subject to foreign currency fluctuations, which may, from time to time, impact Kintara’s financial position and results. Kintara may enter into hedging arrangements under specific circumstances, typically through the use of forward or futures currency contracts, to minimize the impact of increases in the value of the Canadian dollar. In order to minimize Kintara’s exposure to foreign exchange fluctuations Kintara may hold sufficient Canadian dollars to cover Kintara’s expected Canadian dollar expenditures.

Product liability lawsuits against Kintara could divert Kintara’s resources, cause Kintara to incur substantial liabilities and limit commercialization of any products that Kintara may develop.

Kintara faces an inherent risk of product liability claims as a result of the clinical testing of Kintara’s product candidate despite obtaining appropriate informed consents from Kintara’s clinical study participants. Kintara will face an even greater risk if Kintara commercially sells any product that Kintara may develop. For example, Kintara may be sued if any product Kintara develops allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If Kintara cannot successfully defend Kintara against product liability claims, Kintara may incur substantial liabilities or be required to limit commercialization of Kintara’s product candidate. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for Kintara’s product candidate or products that Kintara may develop;

•	injury to Kintara’s reputation and significant negative media attention;

•	withdrawal of clinical study participants;

•	significant costs to defend resulting litigation;

•	substantial monetary awards to study participants or patients;

•	loss of revenue;

•	reduced resources of Kintara’s management to pursue its business strategy; and

•	the inability to commercialize any products that Kintara may develop.

Although Kintara maintains general liability insurance, this insurance may not fully cover potential liabilities that Kintara may incur. The cost of any product liability litigation or other proceeding, even if resolved in Kintara’s favor, could be substantial. Kintara will need to increase its insurance coverage if and when Kintara begin selling any product candidate that receives marketing approval. In addition, insurance coverage is becoming increasingly expensive. If Kintara is unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of Kintara’s product candidate, which could adversely affect its business, financial condition, results of operations and prospects.

Risks Related to Kintara’s Dependence on Third Parties

Kintara relies on third parties to conduct clinical studies for Kintara’s product candidate. Any failure by a third-party to meet its obligations with respect to the clinical development of Kintara’s product candidate may delay or impair Kintara’s ability to obtain regulatory approval for its product candidate.

Kintara relies on academic institutions and private oncology centers to conduct Kintara’s clinical studies. Kintara’s reliance on third parties to conduct clinical studies could, depending on the actions of such third parties, jeopardize the validity of the clinical data generated and adversely affect Kintara’s ability to obtain marketing approval from the FDA or other applicable regulatory authorities.

Such clinical study arrangements provide Kintara with information rights with respect to the clinical data, including access to and the ability to use and reference the data, including for Kintara’s own regulatory filings, resulting from the clinical studies. If investigators or institutions breach their obligations with respect to the clinical studies of Kintara’s product candidate, or if the data proves to be inadequate, then Kintara’s ability to design and conduct any future clinical studies may be adversely affected.

Kintara relies, and expects to continue to rely, on third parties to conduct Kintara’s clinical studies, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such studies.

Kintara currently relies on third-party clinical research organizations, or CROs, to conduct Kintara’s clinical studies. Kintara expects to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct Kintara’s clinical studies. Kintara’s agreements with these third parties generally allow the third-party to terminate the agreement at any time. If Kintara is required to enter into alternative arrangements because of any such termination the introduction of its product candidates to market could be delayed.

Kintara’s reliance on these third parties for research and development activities will reduce Kintara’s control over these activities but will not relieve Kintara of its responsibilities. For example, Kintara designs its clinical studies and will remain responsible for ensuring that each of Kintara’s clinical studies are conducted in accordance with the general investigational plan and protocols for the study. Moreover, the FDA requires Kintara to comply with standards, commonly referred to as good clinical practices, or GCPs, for conducting, recording and reporting the results of clinical studies to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of study participants are protected. Kintara’s reliance on third parties that Kintara does not control does not relieve Kintara of these responsibilities and requirements. Kintara is also required to register ongoing clinical studies and post the results of completed clinical studies on a government-sponsored database, Clinicaltrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, these third parties may also have relationships with other entities, some of which may be Kintara’s competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct Kintara’s clinical studies in accordance with regulatory requirements or Kintara’s stated protocols, Kintara will not be able to obtain, or may be delayed in obtaining, marketing approvals for Kintara’s product candidates and will not be able to, or may be delayed in Kintara’s efforts to, successfully commercialize Kintara’s product candidates.

Kintara also expects to rely on other third parties to store and distribute drug supplies for Kintara’s clinical studies. Any performance failure on the part of Kintara’s distributors could delay clinical development or marketing approval of Kintara’s product candidate or commercialization of Kintara’s products, producing additional losses and depriving Kintara of potential product revenue.

Kintara may seek to enter into collaborations with third parties for the development and commercialization of Kintara’s product candidate. If Kintara fails to enter into such collaborations, or such collaborations are not successful, Kintara may not be able to capitalize on the market potential of Kintara’s product candidate.

Kintara may seek third-party collaborators for development and commercialization of Kintara’s product candidate. Kintara’s likely collaborators for any marketing, distribution, development, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies, non-profit organizations, government agencies, and biotechnology companies. Kintara is currently party to a limited number of such arrangements and have limited control over the amount and timing of resources that Kintara’s collaborators dedicate to the development or commercialization of Kintara’s product candidate. Kintara’s ability to generate revenues from these arrangements will depend on its collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving Kintara’s product candidate currently pose, and will continue to pose, the following risks to Kintara:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•

collaborators may not pursue development and commercialization of Kintara’s product candidate or may elect not to continue or renew development or commercialization programs based on preclinical or clinical study results, changes in the collaborators’ strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

•

collaborators may delay clinical studies, provide insufficient funding for a clinical study program, stop a clinical study or abandon a product candidate, repeat or conduct new clinical studies or require a new formulation of a product candidate for clinical testing;

•

collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with Kintara’s product candidate if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than Kintara’s;

•	collaborators with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

•

collaborators may not properly maintain or defend Kintara’s intellectual property rights or may use Kintara’s proprietary information in such a way as to invite litigation that could jeopardize or invalidate Kintara’s intellectual property or proprietary information or expose Kintara to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose Kintara to litigation and potential liability;

•

disputes may arise between the collaborators and Kintara that result in the delay or termination of the research, development or commercialization of Kintara’s product candidate or that result in costly litigation or arbitration that diverts management attention and resources; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of Kintara’s product candidate in the most efficient manner or at all. If a collaborator of Kintara’s were to be involved in a business combination, the continued pursuit and emphasis on Kintara’s product development or commercialization program could be delayed, diminished or terminated.

If Kintara is not able to establish collaborations, Kintara may have to alter Kintara’s development and commercialization plans.

Kintara’s drug development programs and the potential commercialization of Kintara’s product candidate will require substantial additional cash to fund expenses. Kintara may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of Kintara’s product candidate.

Kintara faces significant competition in seeking appropriate collaborators. Whether Kintara reaches a definitive agreement for a collaboration will depend, among other things, upon Kintara’s assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of preclinical studies or clinical studies, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for complex product candidate, the costs complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to Kintara’s ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with Kintara for Kintara’s product candidate. Kintara may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

Kintara may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If Kintara is unable to do so, Kintara may have to curtail the development of Kintara’s product candidate, reduce or delay its development program, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase Kintara’s expenditures and undertake development or commercialization activities at Kintara’s own expense. If Kintara elects to increase Kintara’s expenditures to fund development or commercialization activities on Kintara’s own, Kintara may need to obtain additional capital, which may not be available to Kintara on acceptable terms or at all. If Kintara does not have sufficient funds, Kintara may not be able to further develop Kintara’s product candidate or bring it to market and generate product revenue.

Kintara currently manufactures its clinical supplies at a single location. Any disruption at this facility could adversely affect Kintara’s business and results of operations.

Kintara has engaged a single manufacturer to produce GMP active pharmaceutical ingredient and a single manufacturer to produce drug product for Kintara’s clinical studies. If Kintara’s manufacturer’s facility were damaged or destroyed, or otherwise subject to disruption, it would require substantial lead-time to replace Kintara’s clinical supply. In such event, Kintara would be forced to rely entirely on other third-party contract manufacturers for an indefinite period of time. Kintara does not currently have established relationships with any back-up manufacturers. At this time no drug product has been manufactured by a third-party back-up manufacturer. Any disruptions or delays by Kintara’s third-party manufacturers or their failure to meet regulatory compliance could impair Kintara’s ability to develop REM-001, which would adversely affect Kintara’s business and results of operations.

Kintara relies on these third-party manufacturers to provide drug product supply for Kintara’s clinical studies. There is no assurance that such a supplier will be able to meet Kintara’s needs from a technical, timing, or cost-effective manner. Kintara’s failure to enter into appropriate agreements with such a third-party manufacturer would delay, or halt, Kintara’s clinical studies.

Kintara may become subject to liabilities related to risks inherent in working with hazardous materials.

Kintara’s discovery and development processes involve the controlled use of hazardous and radioactive materials. Kintara is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although Kintara believes that Kintara’s safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, Kintara could be held liable for any damages that result and any such liability could exceed Kintara’s resources. Kintara is not specifically insured with respect to this liability. Although Kintara believes that Kintara is in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material capital expenditures for environmental control facilities in the near-term, there can be no assurance that Kintara will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that Kintara’s operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

Risks Related to Kintara Common Stock

The market price of Kintara Common Stock is, and is likely to continue to be, highly volatile and subject to wide fluctuations.

The market price of Kintara Common Stock is highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond Kintara’s control, including:

•	variations in Kintara’s quarterly operating results;

•	announcements that Kintara’s revenue or income are below analysts’ expectations;

•	general economic slowdowns;

•	sales of large blocks of Kintara Common Stock; and

•	announcements by Kintara or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments.

Because Kintara became public by means of a reverse acquisition, Kintara may not be able to attract, or maintain, the attention of brokerage firms.

Because Kintara became public through a “reverse acquisition”, securities analysts of brokerage firms may not provide or continue to provide coverage of Kintara since there is little incentive to brokerage firms to recommend the purchase of Kintara Common Stock. No assurance can be given that brokerage firms will want to conduct any follow-on offerings on behalf of Kintara in the future.

The Kintara Charter allows for Kintara’s board of directors to create new series of preferred stock without further approval by Kintara’s stockholders, which could adversely affect the rights of the holders of Kintara Common Stock.

Kintara’s board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. Kintara’s board of directors has the authority to issue up to 5,000,000 shares of Kintara’s preferred stock (of which 278,530 shares have been designated Series A Preferred Stock and are issued and outstanding as of March 31, 2024) without further stockholder approval. In addition, 28,400 have been designated as Series C (22,000 as Series C-1, 2,700 as Series C-2, and 3,700 as Series C-3) of which 14,208 are issued and outstanding as of March 31, 2024. As a result, Kintara’s board of directors could authorize the issuance of additional series of preferred stock that would grant to holders the preferred right to Kintara’s assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of Kintara Common Stock. In addition, Kintara’s board of directors could authorize the issuance of a series of preferred stock that has greater voting power than Kintara Common Stock or that is convertible into Kintara Common Stock, which could decrease the relative voting power of Kintara Common Stock or result in dilution to our existing stockholders. Although Kintara has no present intention to issue any additional shares of preferred stock or to create any additional series of preferred stock, Kintara may issue such shares in the future.

Kintara’s issuance of Kintara Common Stock upon exercise of warrants, restricted stock units, or options, or conversion of Series C Preferred Stock may depress the price of Kintara Common Stock.

As of March 31, 2024, Kintara had 55,304,658 shares of Kintara Common Stock issued and outstanding, outstanding warrants to purchase 692,922 shares of Kintara Common Stock, 65,802 shares of Kintara Common Stock upon settlement of restricted stock units, 13,668 outstanding shares of Kintara Series C Preferred Stock that are convertible into 235,311 shares of Kintara Common Stock (and 2,443 Series C Preferred Stock warrants to purchase shares of Kintara Series C Preferred Stock which can then be converted into shares of Kintara Common Stock) and outstanding options to purchase 222,460 shares of Kintara Common Stock. Each share of Kintara Series C Preferred Stock is convertible into shares of Kintara Common Stock based on the respective conversion prices. The conversion prices for the Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock are $58.00, $60.70 and $57.50, respectively. Each share of Kintara Series C-1 Preferred Stock, C-2 Preferred Stock and C-3 Preferred Stock is convertible into 196,864 shares of Kintara Common Stock, 14,801 shares of Kintara Common Stock, and 32,096 shares of Kintara Common Stock, respectively, pursuant to the conversion mechanics of such class of Kintara Series C Preferred Stock The issuance of shares of Kintara Common Stock upon exercise of outstanding warrants or options could result in substantial dilution to Kintara’s stockholders, which may have a negative effect on the price of Kintara Common Stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Kintara and TuHURA adjusted to give effect to the Merger and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

TuHURA and Kintara have different fiscal year ends. TuHURA’s year end is December 31, and Kintara’s year end is June 30. The following unaudited pro forma condensed combined financial statements have been prepared to present the combination of the historical financial statements of TuHURA and the historical financial statements of Kintara, on a pro forma basis adjusted to give effect to the Merger and related transactions. Following the Merger, the surviving company will have a fiscal year end of December 31. The unaudited pro forma condensed combined financial information includes (all financial information is prepared in accordance with GAAP):

(a) The unaudited pro forma condensed combined balance sheet as of March 31, 2024, combines (i) the unaudited condensed consolidated balance sheet of TuHURA as of March 31, 2024, as derived from its historical financial statements and (ii) the unaudited condensed consolidated balance sheet of Kintara as of March 31, 2024, as filed on Kintara’s Form 10-Q with the SEC on May 14, 2024, on a pro forma basis as if the Merger and related transactions had been consummated on March 31, 2024.

(b) The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2024 combines (i) the unaudited condensed consolidated statement of operations of TuHURA for the three months ended March 31, 2024, as derived from its historical financial statements and (ii) the unaudited interim condensed consolidated statements of operations of Kintara for the three months ended March 31, 2024, as filed on Kintara’s Form 10-Q with the SEC on May 14, 2024, on a pro forma basis as if the Merger and related transactions had been consummated on January 1, 2023.

(c) The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 combines (i) the audited consolidated statement of operations of TuHURA for the year ended December 31, 2023, as derived from its historical financial statements, and (ii) the unaudited condensed consolidated statement of operations of Kintara for the year ended December 31, 2023 as calculated by (a) adding the unaudited interim condensed consolidated statement of operations of Kintara for the six months ended December 31, 2023, as filed on Kintara’s Form 10-Q with the SEC on February 14, 2024, to (b) the unaudited condensed consolidated statement of operations of Kintara for the six months ended June 30, 2023, as calculated by subtracting the unaudited interim condensed consolidated statement of operations of Kintara for the six months ended December 31, 2022, as filed on Kintara’s Form 10-Q with the SEC on February 14, 2023 from the audited consolidated statement of operations of Kintara for the year ended June 30, 2023, as filed on Kintara’s Form 10-K with the SEC on September 18, 2023, on a pro forma basis as if the Merger and related transactions had been consummated on January 1, 2023.

Such unaudited pro forma financial information has been prepared on a basis consistent with the financial statements of TuHURA, as TuHURA has been determined to be the accounting acquirer. This information should be read together with the financial statements of Kintara and TuHURA and related notes thereto, the sections titled “Kintara Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “TuHURA Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other information included elsewhere in this proxy statement/prospectus, including the Merger Agreement and the descriptions of certain terms thereof set forth in the section titled the “Nasdaq Proposal” or “Proposal No. 1.”

The Merger is expected to be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, Kintara will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Merger will be treated as the equivalent of TuHURA issuing stock for the net assets of Kintara, accompanied by a recapitalization. The net assets of Kintara will be stated at historical cost, with no goodwill or other Intangible assets recorded. There will be no accounting effect or change in the carrying amount of the assets and liabilities as a result of the recapitalization.

TuHURA has been determined to be the accounting acquirer in the Merger for financial reporting purposes based on evaluation of the following facts and circumstances with regard to the combined company immediately after the Closing, including: (i) former TuHURA securityholders are expected to own approximately 96.0% of the Kintara Common Stock outstanding immediately following the Effective Time (subject to adjustment in accordance with the Merger Agreement), (ii) TuHURA is entitled to designate four of the five initial members of the board of directors of the combined company, (iii) TuHURA’s current senior management will hold both (two of two) positions in the senior management of the combined company and (iv) TuHURA represents a significant majority of operations of the combined company. Total assets held by TuHURA and Kintara as of March 31, 2024 were $5,785 thousand and $7,446 thousand, respectively, as noted below, and included cash and cash equivalents held by TuHURA of $4,461 thousand and cash and cash equivalents of $6,351 thousand held by Kintara at March 31, 2024. After the Closing, the combined operations will be primarily TuHURA’s operations with the focus mainly on TuHURA’s in-process research and development assets. As a result of TuHURA being treated as the acquiring company for financial reporting purposes, if the Merger is consummated, among other things, the historical financial statements of TuHURA will become the historical consolidated financial statements of the combined company. It is noted that the Kintara chief executive officer is not an assumed employee of the surviving company and as such will not be a part of the assembled workforce of the surviving company following the closing of the Merger. Kintara is in the process of launching the REM-001 Study (defined below), which is a second-generation PDT photosensitizer agent, and is designed to test the 0.8 mg dose as well as optimize the study design in advance of a Phase 3 trial initiation. In addition, Kintara does not believe that the registrational study of VAL-083 is suitable for further development.

As noted in the CVR Agreement, the combined company is contractually obligated to use commercially reasonable efforts (see Note 1) until December 31, 2025 to achieve the Milestone. TuHURA anticipates the successful enrollment of the ten CMBC patients and that such patients will complete the required follow-up in accordance with the CVR Agreement. The CVR is not contingent on any future outcome of the study, clinical trials, commercialization, or economic benefit to be derived from the REM-001 Study. TuHURA’s management has concluded that it is probable that the Milestone of the Kintara legacy clinical studies pursuant to the CVR Agreement will be achieved and the CVR Shares will be issued. The REM-001 Study is currently in the early stages of the study process with no clinical trials passed or proven efficacy. Once 10 patients are enrolled and tracked in this study to determine whether a lower dose of REM-001 has an acceptable safety profile and elicits a treatment effect similar to that seen in prior REM-001 studies, the combined company expects to enroll the remaining patients and complete the NIH-funded trial and thereafter evaluate whether the REM-001 technology has potential future value that could be realized by the combined company. However, TuHURA currently anticipates no significant value derived from any in-process research and development assets of Kintara as of the Merger. Other than the REM-001 Study, TuHURA does not currently expect a restart or to advance any legacy Kintara technologies acquired. See Note 1 to the Notes to the Unaudited Pro Forma Condensed Financial Statements for the background and impact related to the potential issuance of the CVR Shares.

The unaudited pro forma condensed combined balance sheet as of March 31, 2024 combines the historical balance sheets of TuHURA and Kintara on a pro forma basis as if the Merger and related transactions had been consummated on March 31, 2024. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2024 and for the year ended December 31, 2023 give pro forma effect to the Merger and related transactions as if they had occurred on January 1, 2023, the beginning of the earliest period presented. TuHURA and Kintara have not had any historical operating relationship prior to the Merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies. These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Merger and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

Description of the Merger Agreement, the TuHURA Note Financing, Exclusivity Agreement and July 2024 Private Placement

Merger Agreement

On April 2, 2024, Kintara, Merger Sub, and TuHURA entered into the Merger Agreement, pursuant to which, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, Kintara will re-domicile and become a Delaware corporation, Merger Sub will merge with and into TuHURA at the Effective Time, with TuHURA continuing as a wholly owned subsidiary of Kintara, and TuHURA Biosciences, Inc. being the surviving corporation of the Merger. At the closing of the Merger, the corporate name of Kintara will be changed to “TuHURA Biosciences, Inc.”

Subject to the terms and conditions of the Merger Agreement, at Effective Time, (i) each then-outstanding share of TuHURA Common Stock (other than any shares held in treasury and Dissenting Shares (as defined in the Merger Agreement)) will be converted into shares of Kintara Common Stock equal to the Exchange Ratio (which is assumed to be 0.3120 based on a 1-20 reverse share split for purposes of these unaudited pro forma condensed combined financial statements), (ii) each then-outstanding TuHURA Option will be assumed and converted into an option to purchase shares of Kintara Common Stock, subject to certain adjustments as set forth in the Merger Agreement, and (iii) each then-outstanding TuHURA Warrant will be assumed and converted into and exchangeable for a warrant of like tenor entitling the holder to purchase shares of Kintara Common Stock, subject to certain adjustments as set forth in the Merger Agreement.

Immediately after the Merger, on a pro forma basis, pre-Merger TuHURA stockholders would own approximately 96.0% of the combined company, pre-Merger Kintara stockholders would own approximately 4.0% of the combined company (excluding in each such case the effect of out-of-the-money options and warrants of Kintara that will remain outstanding after the Merger). The Exchange Ratio will be equal to the quotient obtained by dividing (a) TuHURA Merger Shares by (b) TuHURA Outstanding Shares, as those terms are defined and further described in the Merger Agreement, which has the effect and purpose of determining the number of shares to be issued to pre-Merger TuHURA stockholders (or issuable to pre-Merger TuHURA option and warrant holders in respect of such options and warrants) based on the relative valuations and fully-diluted shares of each of Kintara and TuHURA as of immediately prior to the closing of the Merger. For purposes of calculating the Exchange Ratio, (i) shares of Kintara Common Stock underlying Kintara stock options and warrants outstanding as of immediately prior to the closing of the Merger with an exercise price per share of less than or equal to $0.20 (subject to adjustment pursuant to the Merger Agreement) will be deemed to be outstanding and (ii) all shares of TuHURA Common Stock underlying outstanding TuHURA preferred stock, TuHURA Options, and TuHURA Warrants will be deemed to be outstanding.

Based on the pre-Merger and post-Merger modification of the fair values of the options and warrants there are no material differences identified or noted.

Upon completion of the Merger, TuHURA will be required to meet the initial listing requirements to maintain the listing and continued trading of its shares on the Nasdaq Capital Market. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, Kintara agreed to use its commercially reasonable efforts to cause the shares to be issued upon completion of the Merger to be approved for listing on Nasdaq at or prior to the Effective Time. Based on information currently available to Kintara, Kintara anticipates that its stock will not be at or above the $4.00 minimum bid price initial listing requirement at the Closing unless it effects a reverse stock split. The Kintara board of directors intends to effect a reverse stock split at a ratio of between 1-for-20 to 1-for-40 immediately prior to the Reincorporation.

TuHURA Note Financing

On December 1, 2023 (the “Initial Closing”), TuHURA’s board of directors approved the private offering of convertible promissory notes to certain accredited investors in an aggregate principal amount of up to $15 million to be used primarily to fund TuHURA’s clinical development plan and general corporate expenses (the “Convertible Debt”). The convertible promissory notes bear simple interest at a rate of 20% per annum, which is computed on the basis of a 365-day year (each a “Note,” and together, the “Notes”). The Notes mature on the second anniversary of the Issue Date (as defined in the Notes) if no triggering event occurs prior to that date (“Maturity Date”). All accrued and unpaid interest is due at the Maturity Date. Interest may not be prepaid without the consent of the holders of a majority in outstanding principal of the Notes. If the Notes are paid in cash or subject to an automatic conversion event prior to the Maturity Date, in addition to accrued and unpaid interest, the holders of the Notes will receive an additional amount (a “Make-Whole Amount”). All outstanding principal and accrued but unpaid interest under the Notes will automatically be converted into shares of TuHURA Common Stock upon the consummation of a “Conversion Event”, which is defined as (a) an underwritten initial public offering of TuHURA’s Common Stock (“IPO”), (b) the closing of a reverse merger with a Nasdaq or NYSE listed public company (a “Reverse Public Merger”), or (c) the closing of a de-SPAC transaction. The conversion price will be equal to the per-share IPO price before underwriting discounts and commissions or the per-share transaction value (i.e., the closing price of the public company’s common stock on the trading day immediately preceding the Reverse Public Merger or de-SPAC transaction). The Notes are not convertible by the holders or TuHURA prior to a Conversion Event unless otherwise agreed in writing by both TuHURA and the holders of a majority in outstanding aggregate principal of the Notes. In the event of an equity investment in TuHURA with aggregate gross proceeds of no less than $15 million while the Notes remain outstanding (a “Qualified Equity Financing”), TuHURA will have the right to prepay all (but not less than all) of the outstanding principal and accrued interest under the Notes (including any Make-Whole Amount). In lieu of prepayment, the holders of the Notes have the right to convert all (but not less than all) of the outstanding principal and interest (excluding any Make-Whole Amount) into shares of TuHURA Common Stock at a conversion price equal to the effective price per common share paid in the Qualified Equity Financing.

On March 29, 2024, TuHURA’s board of directors approved increasing the aggregate principal amount of the Convertible Debt to $35 million as well as that in the event a holder subscribes to purchase Notes in the aggregate principal amount of $4.0 million or more, then such holders would will be granted a TuHURA Warrant to purchase TuHURA Common Stock equal to (i) 50% of the aggregate principal amount of the Note purchased by such holder divided by (ii) $0.68. In the event that TuHURA entered into a definitive merger agreement on or before May 15, 2024, for a Reverse Public Merger, then the Notes would convert automatically into a number of shares of TuHURA Common Stock equal to the dollar amount of Notes being converted divided by $0.68. All other terms of the convertible promissory notes are identical to those issued from December 11, 2023 through March 28, 2024. The threshold for obtaining TuHURA Warrants in connection with the TuHURA Note Financing includes principal amounts issued prior to March 29, 2024, as well as subsequent Note issuances.

The TuHURA Warrants issued in the TuHURA Note Financing may be exercised by such holder at any time within three years of the issuance date. The exercise price for one share of TuHURA Common Stock under such TuHURA Warrant is $1.02, payable in cash.

Kineta Exclusivity Agreement and July 2024 Private Placement

On July 8, 2024, Kintara and TuHURA issued a press release announcing that TuHURA has entered into an Exclusivity and Right of First Offer Agreement (the “Exclusivity Agreement”) with Kineta, Inc. (“Kineta”) for the potential acquisition of Kineta’s KVA12123 anti-VISTA antibody and related rights and assets associated with and derived from the asset.

KVA12123 is a rationally targeted, anti-VISTA antibody checkpoint inhibitor designed to reverse VISTA immune suppression and remodel the tumor microenvironment (TME) to overcome acquired resistance to immunotherapies.

Pursuant to the Exclusivity Agreement, among other things, Kineta has granted TuHURA an exclusive right to acquire Kineta’s worldwide patents, patent rights, patent applications, product and development program assets, technical and business information, and other rights and assets associated with and derived from its development program related to KVA12123 during the period commencing as of July 3, 2024 (the “Effective Date”) and continuing through the first to occur of (a) the execution of any Definitive Agreement (as defined therein) with respect to a Potential Transaction (as defined therein) by TuHURA or one or more of its affiliates and (b) 11:59 PM Eastern Time on October 1, 2024, subject to extension as noted in the following sentence (the “Exclusivity Period”). In the event that the parties are engaged in good faith discussions regarding a Potential Transaction on the date on which the Exclusivity Period (or any renewal thereof) is scheduled to expire and TuHURA has not yet closed the transactions contemplated by the Merger Agreement, then on such date, the Exclusivity Period shall automatically renew for an additional ten (10) day period (a “Renewal Period”) (up to a total of two (2) Renewal Periods for an aggregate of twenty (20) days).

Under the terms of the Exclusivity Agreement, TuHURA paid Kineta a fee in the amount of $5,000,000, with $2,500,000 paid at signing and an additional $2,500,000 paid on July 15, 2024. The fee is nonrefundable other than in the case of an uncured breach of the Exclusivity Agreement by Kineta. No later than two (2) business days after a Renewal Period has started (to be confirmed in writing by both parties), TuHURA shall pay an additional $150,000 as an additional Exclusivity Payment, in an amount not to exceed $300,000 for the two (2) available Renewal Periods. The Exclusivity Payment will be credited against the initial cash consideration that may be payable to Kineta pursuant to any Definitive Agreement (if any) between Kineta and TuHURA and/or its affiliates with respect to a Potential Transaction.

In conjunction with the Exclusivity Agreement, TuHURA sold 4,009,623 shares of its common stock in a private offering with a purchase price of $5,000,000 (the “July Private Placement”) to an existing TuHURA shareholder (the “Investor”). In connection with the July Private Placement, the Investor is entitled to a 1.5% royalty on certain sales by TuHURA of products based on KVA12123 as set forth in the Investor’s subscription agreement. Due to no definitive transaction agreement with Kineta for the purchase of KVA12123 and the inherent uncertainties surrounding the regulatory approval of KVA12123 and future monetization, TuHURA has not allocated any of the $5,000,000 purchase price consideration to the royalty agreement.

The accounting treatment for the Exclusivity Agreement and the July Private Placement is preliminary in nature and the final accounting treatment will be determined based on a number of factors, including additional analysis of the transaction and consideration of relevant accounting standards.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2024

(in thousands)

	Kintara (Historical)	TuHURA (Historical)	Additional Financings		Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$6,351	$4,461	$23,665	A	$(5,000)	C	$32,313
			4,700	B	(1,864)	D
Subscriptions receivable	—	—	—		—		—
Prepaid expenses and other current assets	208	835	—		(20)	D	1,023
Clinical trial deposit	196	—	—		—		196

Total current assets	6,755	5,296	28,365		(6,884)		33,532
Property and equipment, net	691	148	—		—		839
Right of use lease asset	—	307	—		—		307
Other noncurrent assets	—	34	—		—		34

Total assets	$7,446	$5,785	$28,365		$(6,884)		$34,712

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$1,243	$4,342	$—		$57	D	$5,642
Derivative liability	—	353	1,089	A	(1,442)	G	—
Related party payables	98	—	—		—		98
Lease liability, current	—	146	—		—		146

Total current liabilities	1,341	4,841	1,089		(1,385)		5,886
Long-term liabilities
Milestone payment liabilities	183	—	—		—		183
Convertible note payable, net	—	6,845	16,044	A	(22,889)	G	—
Lease liability, long term	—	165	—		—		165

Total long-term liabilities	183	7,010	16,044		(22,889)		348

Total liabilities	$1,524	$11,851	$17,133		$(24,274)		$6,234

Stockholders’ Equity (Deficit):
Preferred stock issued and outstanding 279 Series A shares	279	—	—		(279)	E	—
Preferred stock issued and outstanding 14 Series C shares	9,973	—	—		(9,973)	E	—
Preferred stock	—	8	—		(8)	G	—
Common stock	55	7	4	B	(55)	E	72
					61	G
Additional paid-in capital	153,144	87,236	6,520	A	(1,131)	D	127,500
			4,696	B	10,307	E
					(157,550)	F
					24,278	G
Accumulated deficit	(157,550)	(93,317)	12	A	(810)	D	(99,115)
			—		157,550	F
					(5,000)	C
Accumulated other comprehensive income	21	—	—		—		21

Total stockholders’ equity (deficit)	5,922	(6,066)	11,232		17,390		28,478

Total liabilities and stockholders’ equity (deficit)	$7,446	$5,785	$28,365		$(6,884)		$34,712

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2024

(in thousands, except share and per share amounts)

	Kintara Historical	TuHURA Historical	Pro Forma Adjustments		Pro Forma Combined
Operating expenses:
Research and development expenses	592	3,589	—		4,181
Acquired in-process research and development	—	—	—		—
General and administrative expenses	1,493	1,017	—		2,510

Total operating expenses	2,085	4,606	—		6,691
Loss from operations	(2,085)	(4,606)	—		(6,691)
Other income (expense):
Interest income (expense), net	74	(248)	255	AA	81
Change in fair value of derivative liability associated with make-whole premium	—	12	(12)	BB	—

Total other income (loss)	74	(236)	243		81

Net loss	$(2,011)	$(4,842)	$243		$(6,610)

Net loss per share:
Net loss	(2,011)
Series A Preferred cash dividend	(2)
Series C Preferred cash dividend	—

Net loss for the period attributable to common stockholders	$(2,013)

Basic and fully diluted loss per share	$(0.05)

Basic and fully diluted weighted average number of shares	44,562,127

Net loss per share – basic and diluted					$(0.09)

Weighted average shares outstanding – basic and diluted(1)					72,122,108

(1)	Assumes a 1-20 reverse stock split immediately prior to the Reincorporation (described in Proposal No.2 —The Reverse Stock Split Proposal in this proxy statement/prospectus).

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

(in thousands, except share and per share amounts)

	Kintara Historical	TuHURA Historical	Pro Forma Adjustments		Pro Forma Combined
Operating expenses:
Research and development expenses	6,051	9,402	5,000	CC	20,453
Acquired in-process research and development	—	16,218	—		16,218
General and administrative expenses	4,581	4,145	749	DD	9,475

Total operating expenses	10,632	29,765	5,749		46,146

Loss from operations	(10,632)	(29,765)	(5,749)		(46,146)
Other income (expense):
Foreign exchange	(9)	—	—		(9)
Employee Retention Tax Credit	—	334	—		334
Grant income	—	42	—		42
Interest income, net	57	71	19	EE	147

Total other income	48	447	19		514

Net loss	$(10,584)	$(29,318)	$(5,730)		$(45,632)

Net loss per share:
Net loss	(10,584)
Series A Preferred cash dividend	(8)
Series C Preferred cash dividend	(173)

Net loss for the period attributable to common stockholders	$(10,765)

Basic and fully diluted loss per share	$(4.56)

Basic and fully diluted weighted average number of shares	2,361,952

Net loss per share – basic and diluted					$(0.63)

Weighted average shares outstanding – basic and diluted(1)					72,122,108

(1)	Assumes a 1-20 reverse stock split immediately prior to the Reincorporation (described in Proposal No. 2 in this proxy statement/prospectus).

See accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Description of Transactions

Merger Transaction

On April 2, 2024, Kintara entered into the Merger Agreement with Merger Sub, and TuHURA. Pursuant to the terms of the Merger Agreement, a combination of Kintara and TuHURA will be effected through the merger of Merger Sub with and into TuHURA, with TuHURA continuing as a wholly owned subsidiary of Kintara.

At the Effective Time, all shares of TuHURA Common Stock outstanding immediately prior to the Effective Time (after giving effect to the conversion of TuHURA preferred stock, and excluding certain excluded and dissenting shares) will be converted into and become exchangeable for approximately 95.2 million, 63.5 million, and 47.6 million shares to be issued upon completion of the Merger in the aggregate, assuming a reverse share split of 1-20, 1-30, and 1-40, respectively, of the then-issued and outstanding Kintara Common Stock based on an estimated Exchange Ratio calculated as follows:

	Assuming a 1-20 reverse share split	Assuming a 1-30 reverse share split	Assuming a 1-40 reverse share split
(a) TuHURA’s estimated ownership of Merger Shares post-Merger on a fully-diluted basis	95,245,524	63,497,004	47,622,762
(b) TuHURA’s pre-Merger outstanding shares on a fully-diluted basis	305,272,957	305,272,957	305,272,957
Estimated Exchange Ratio: Equal to (a) divided by (b)	0.3120	0.2080	0.1560

The Exchange Ratio was calculated by dividing (a) Company Merger Shares by (b) the Company Outstanding Shares (each as defined in the Merger Agreement), which has the effect and purpose of determining the number of shares of Kintara Common Stock to be issued to pre-Merger TuHURA stockholders (or issuable to pre-Merger TuHURA Option and TuHURA Warrant holders in respect of such options and warrants) based on the relative valuations and fully-diluted shares of each of Kintara and TuHURA as of immediately prior to the closing of the Merger. For purposes of calculating the Exchange Ratio, (i) shares of Kintara Common Stock underlying Kintara stock options and warrants outstanding as of immediately prior to the closing of the Merger with an exercise price per share of less than or equal to $0.20 will be deemed to be outstanding and (ii) all shares of TuHURA Common Stock underlying outstanding TuHURA preferred stock, TuHURA Options, and TuHURA Warrants will be deemed to be outstanding.

Based on the relative valuations there is no material difference between the fair value and cash value of the options and warrants and as such, they are presented at cash value on the unaudited pro forma condensed combined financial statements.

After taking into account the conversion of the Convertible Debt, immediately after the Merger, pre-Merger TuHURA stockholders would own approximately 96.0% of the combined company and pre-Merger Kintara stockholders would own approximately 4.0% of the combined company. The unaudited pro forma condensed

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

combined financial information has been prepared using the assumptions with respect to the anticipated reverse share split immediately prior to the Reincorporation of the then-issued and outstanding shares of Kintara Common Stock (1-20, 1-30, and 1-40 reverse share split):

	Shares (assuming a 1- 20 reverse share split)	Approx. %	Shares (assuming a 1- 30 reverse share split)	Approx. %	Shares (assuming a 1- 40 reverse share split)	Approx. %
TuHURA existing shareholders(1)(2)	69,338,877	96.0%	46,225,918	96.0%	34,669,439	96.0%
Kintara existing public stockholders(3)(4)	2,783,231	4.0%	1,855,488	4.0%	1,391,616	4.0%

Pro forma Common Stock	72,122,108	100.0%	48,081,406	100.0%	36,061,055	100.0%

(1)

Includes (i) 22,530,268 shares issued to historical TuHURA common stockholders, (ii) 25,135,201 shares issued to historical TuHURA preferred stockholders and 4,360,720 shares included within the preferred dividends, and (iii) 17,312,687 shares issued to holders of TuHURA convertible notes to be converted upon closing of the Merger.

(2)

Excludes (i) 6,034,051 shares underlying the options issued to TuHURA stockholders, (ii) 14,007,656 shares underlying the warrants issued to TuHURA stockholders and (iii) 5,864,934 shares underlying the warrants issued to TuHURA Note holders.

(3)

Includes (i) 2,765,232 shares issued to historical Kintara common stockholders, (ii) 11,766 shares issued to historical Kintara Series C Preferred stockholders and 2,943 shares included within the Series C dividends, and (iii) 3,290 shares issued to holders of the Kintara restricted stock units that are expected to vest upon closing of the Merger.

(4)	Excludes 2,694,856 shares underlying the CVR Agreement.

TuHURA Note Financing

On the Initial Closing, TuHURA’s board of directors approved the private offering of the Convertible Debt to certain accredited investors in an aggregate principal amount of up to $15 million to be used primarily to fund TuHURA’s clinical development plan and general corporate expenses. The Notes bear simple interest at a rate of 20% per annum, which is computed on the basis of a 365-day year. The Notes mature on the second anniversary of the Issue Date (as defined in the Notes) if no triggering event occurs prior to that date. All accrued and unpaid interest is due at the Maturity Date. Interest may not be prepaid without the consent of the holders of a majority in outstanding principal of the Notes. If the Notes are paid in cash or subject to an automatic conversion event prior to the Maturity Date, in addition to accrued and unpaid interest, the holders of the Notes will receive an additional amount. All outstanding principal and accrued but unpaid interest under the Notes will automatically be converted into shares of TuHURA Common Stock upon the consummation of a Conversion Event. The Notes are not convertible by the holders or TuHURA prior to a Conversion Event unless otherwise agreed in writing by both TuHURA and the holders of a majority in outstanding aggregate principal of the Notes. In the event of a Qualified Equity Financing, TuHURA will have the right to prepay all (but not less than all) of the outstanding principal and accrued interest under the Notes (including any Make-Whole Amount). In lieu of prepayment, the holders of the Notes have the right to convert all (but not less than all) of the outstanding principal and interest (excluding any Make-Whole Amount) into shares of TuHURA Common Stock at a conversion price equal to the effective price per common share paid in the Qualified Equity Financing.

On March 29, 2024, TuHURA’s board of directors approved increasing the aggregate principal amount of the Convertible Debt to $35 million as well as that in the event a holder subscribes to purchase Notes in the aggregate principal amount of $4.0 million or more, then such holders would be granted a TuHURA Warrant to purchase TuHURA Common Stock equal to (i) 50% of the aggregate principal amount of the Note purchased by such holder divided by (ii) $0.68. In the event that TuHURA entered into a definitive merger agreement on or before May 15, 2024, for a Reverse Public Merger, then the Notes would convert automatically into a number of

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

shares of TuHURA Common Stock equal to the dollar amount of Notes being converted divided by $0.68. All other terms of the convertible promissory notes are identical to those issued from December 11, 2023 through March 28, 2024. The threshold for obtaining TuHURA Warrants in connection with the TuHURA Note Financing includes principal amounts issued prior to March 29, 2024, as well as subsequent Note issuances.

The TuHURA Warrants issued in the TuHURA Note Financing may be exercised by such holder at any time within three years of the issuance date. The exercise price for one share of TuHURA Common Stock under such TuHURA Warrant is $1.02, payable in cash.

Contingent Value Rights Agreement

At or prior to the Effective Time, Kintara will enter into the CVR Agreement with the Rights Agent, pursuant to which holders of Kintara Common Stock, Kintara Series C Preferred Stock and Kintara Common Stock warrants, in each case, as of record as of the close of business on the business day immediately prior to the Effective Time, will receive one CVR for each outstanding share of Kintara Common Stock held by such stockholder (or, in the case of the warrants and holders of Series C Kintara Preferred Stock, each share ofKintara Common Stock for which such warrant is exercisable or which such Series C Kintara Preferred Stock is settable into as of such date). Each CVR shall entitle the holder thereof to receive its portion of 53,897,125 CVR Shares if Kintara achieves the Milestone.

The issuance of the CVR Shares is solely based on conducting a study of REM-001 with a certain number of participants and duration and is not contingent on any future outcome of the study, clinical trials, commercialization, or economic benefit to be derived from REM-001. TuHURA is not obligated to develop REM-001 besides using commercially reasonable efforts to achieve the Milestone and commercial reasonable efforts shall not require TuHURA to expend monetary resources in excess of $700,000 after taking into account the amount Kintara reasonably believes it is eligible for and will be reimbursed (or already reimbursed) by $2 million in NIH grants under Federal Award Number 1R44CA281615-01.

TuHURA has determined that any in-process research and development assets of Kintara potentially remaining as of the Merger would not have significant value when compared to the gross assets obtained through the Merger and, other than completing the NIH-funded 15-patient REM-001 Study as described above, TuHURA does not intend to start up development efforts for any of Kintara’s legacy clinical studies following the Merger. However, TuHURA anticipates the successful enrollment of the ten CMBC patients and that such patients will complete the required follow-up. Based on these factors, TuHURA’s management has concluded that it is probable that the Milestone of the Kintara legacy clinical studies pursuant to the CVR Agreement will be achieved and the CVR shares to be issued.

Based on management’s analysis, the CVRs were identified as freestanding financial instruments and determined to be indexed to Kintara’s own stock, as they are to be settled in Kintara Common Stock. Further, the CVR financial instruments are not mandatorily redeemable as the instruments do not require Kintara to redeem them for cash or other assets at a fixed or determinable date, or upon an event that is certain to occur and the CVRs do not represent an unconditional obligation requiring Kintara to redeem the instruments. The CVRs do not represent outstanding shares of Kintara Common Stock, and the CVRs do not obligate Kintara to buy back some or all of its shares. As such, the CVRs are not precluded from being classified within equity. Given the CVRs are initially being recorded within Equity, if the CVR Milestone were to be achieved, the Company would issue additional Common Stock, thereby resulting in a reclass of the CVRs from Additional paid-in capital—CVRs to Common Stock and Additional paid-in capital. As a result, the accounting for the CVR is determined to have zero net effect on total equity within the unaudited pro forma condensed combined balance sheet as of March 31, 2024.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Equity-classified contracts are initially measured at fair value (or allocated value). Subsequent changes in fair value are not recognized if the contracts continue to be classified in equity. Kintara estimated the valuation of the CVR arrangement. Since the Milestone is based on 10 participants in the REM-001 study and 8 weeks of follow-up, management determined that the achievement of the Milestone is highly probable at the time of the filing of this registration statement. The Merger Agreement specifies achievement of the Milestone will result in the issuance of the CVR Shares. Kintara leveraged the fair value level 1 input of the closing price of Kintara’s Common Stock on August 6, 2024 of $0.1795 multiplied by 53,897,125 shares resulting in an estimated valuation of the CVR Shares of approximately $9,674,534.

Kineta Exclusivity Agreement and July 2024 Private Placement

On July 8, 2024, Kintara and TuHURA issued a press release announcing that TuHURA has entered into the Exclusivity Agreement with Kineta for the potential acquisition of Kineta’s KVA12123 anti-VISTA antibody and related rights and assets associated with and derived from the asset.

KVA12123 is a rationally targeted, anti-VISTA antibody checkpoint inhibitor designed to reverse VISTA immune suppression and remodel the tumor microenvironment (TME) to overcome acquired resistance to immunotherapies.

Pursuant to the Exclusivity Agreement, among other things, Kineta has granted TuHURA an exclusive right to acquire Kineta’s worldwide patents, patent rights, patent applications, product and development program assets, technical and business information, and other rights and assets associated with and derived from its development program related to KVA12123 during the period commencing as of the Effective Date and continuing through the first to occur of (a) the execution of any Definitive Agreement with respect to a Potential Transaction by TuHURA or one or more of its affiliates and (b) Exclusivity Period. In the event that the parties are engaged in good faith discussions regarding a Potential Transaction on the date on which the Exclusivity Period (or any renewal thereof) is scheduled to expire and TuHURA has not yet closed the transactions contemplated by the Merger Agreement, then on such date, the Exclusivity Period shall automatically renew for Renewal Period (up to a total of two (2) Renewal Periods for an aggregate of twenty (20) days).

Under the terms of the Exclusivity Agreement, TuHURA paid Kineta a fee in the amount of $5,000,000, with $2,500,000 paid at signing and, subject to certain provisions, an additional $2,500,000 paid on July 15, 2024. The fee is nonrefundable other than in the case of an uncured breach of the Exclusivity Agreement by Kineta. No later than two (2) business days after a Renewal Period has started (to be confirmed in writing by both parties), TuHURA shall pay an additional $150,000 as an additional Exclusivity Payment, in an amount not to exceed $300,000 for the two (2) available Renewal Periods. The Exclusivity Payment will be credited against the initial cash consideration that may be payable to Kineta pursuant to any Definitive Agreement (if any) between Kineta and TuHURA and/or its affiliates with respect to a Potential Transaction.

In conjunction with the Exclusivity Agreement, TuHURA sold $4,009,623 of shares of its common stock with a purchase price of $5,000,000 in the July Private Placement to the Investor. In connection with the July Private Placement, the Investor is entitled to a 1.5% royalty on certain sales by TuHURA of products based on KVA12123 as set forth in the Investor’s subscription agreement. Due to no definitive transaction agreement with Kineta for the purchase of KVA12123 and the inherent uncertainties surrounding the regulatory approval of KVA12123 and future monetization, TuHURA has not allocated any of the $5,000,000 purchase price consideration to the royalty agreement.

The accounting treatment for the Exclusivity Agreement and the July Private Placement is preliminary in nature and the final accounting treatment will be determined based on a number of factors, including additional analysis of the transaction and consideration of relevant accounting standards.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 2. Basis of Presentation

The Merger is expected to be accounted for as a reverse recapitalization, where the assets and liabilities of Kintara will be recorded at their carrying values, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Kintara will be treated as the “accounting acquiree” and TuHURA as the “accounting acquirer” for financial reporting purposes. The determination of TuHURA as the accounting acquirer is primarily based on the evaluation of the following facts and circumstances:

•	The pre-combination equity holders of TuHURA will hold the majority of voting rights after the Merger,

•	TuHURA will hold four of the five board seats after the Merger,

•	Executive management of TuHURA will comprise the executive management after the Merger, and

•	Operations of TuHURA will comprise the ongoing operations after the Merger.

Accordingly, for accounting purposes, the Merger will be treated as the equivalent of TuHURA issuing shares for the net assets of Kintara, followed by a recapitalization. The net assets of TuHURA will be stated at historical cost. Operations prior to the Merger will be those of TuHURA.

The unaudited pro forma condensed combined balance sheet as of March 31, 2024 gives effect to the Merger and related transactions as if they occurred on March 31, 2024. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2024 and for the year ended December 31, 2023 give effect to the Merger and related transactions as if they occurred on January 1, 2023. These periods are presented on the basis that TuHURA is the acquirer for accounting purposes.

The pro forma adjustments reflecting the consummation of the Merger and the related transaction are based on certain currently available information and certain assumptions and methodologies that TuHURA management believes are reasonable under the circumstances. The unaudited condensed combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. TuHURA management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Merger and the related transactions based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Merger. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Merger and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the separate historical unaudited financial statements and notes thereto of Kintara and TuHURA included elsewhere in this proxy statement/prospectus.

Immediately prior to the Effective Time, TuHURA preferred stock will convert into TuHURA Common Stock that will subsequently be converted into and become exchangeable for shares to be issued upon completion of the Merger at the Effective Time and in accordance with the Merger Agreement and the Exchange Ratio.

To the extent there are significant changes to the business following completion of the Merger, the assumptions and estimates set forth in the unaudited pro forma condensed combined financial statements could

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

change significantly. Accordingly, the pro forma adjustments are subject to further adjustments as additional information becomes available and as additional analyses are conducted following the completion of the Merger. There can be no assurances that these additional analyses will not result in material changes to the estimates.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance given that TuHURA incurred significant losses during the historical periods presented.

The pro forma basic and diluted loss per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of the combined company’s common shares outstanding using the assumption of the anticipated reverse share split of 1-20 and assuming the Merger occurred on January 1, 2023.

Note 3. Accounting Polices

Upon consummation of the Merger, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The pro forma adjustments were based on the preliminary information available at the time of the preparation of the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the separate historical unaudited financial statements of TuHURA and Kintara included elsewhere in this proxy statement/prospectus.

TuHURA Note Financing

On the Initial Closing, TuHURA’s board of directors approved the private offering of the Convertible Debt to certain accredited investors in an aggregate principal amount of up to $15 million to be used primarily to fund TuHURA’s clinical development plan and general corporate expenses. The Notes bear simple interest at a rate of 20% per annum, which is computed on the basis of a 365-day year. The Notes mature on the second anniversary of the Issue Date (as defined in the Notes) if no triggering event occurs prior to that date. All accrued and unpaid interest is due at the Maturity Date. Interest may not be prepaid without the consent of the holders of a majority in outstanding principal of the Notes. If the Notes are paid in cash or subject to an automatic conversion event prior to the Maturity Date, in addition to accrued and unpaid interest, the holders of the Notes will receive an additional amount. All outstanding principal and accrued but unpaid interest under the Notes will automatically be converted into shares of TuHURA Common Stock upon the consummation of a Conversion Event. The Notes are not convertible by the holders or TuHURA prior to a Conversion Event unless otherwise agreed in writing by both TuHURA and the holders of a majority in outstanding aggregate principal of the Notes. In the event of a Qualified Equity Financing, TuHURA will have the right to prepay all (but not less than all) of the outstanding principal and accrued interest under the Notes (including any Make-Whole Amount). In lieu of prepayment, the holders of the Notes have the right to convert all (but not less than all) of the outstanding principal and interest (excluding any Make-Whole Amount) into shares of TuHURA Common Stock at a conversion price equal to the effective price per common share paid in the Qualified Equity Financing.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On March 29, 2024, TuHURA’s board of directors approved increasing the aggregate principal amount of the Convertible Debt to $35 million as well as that in the event a holder subscribes to purchase Notes in the aggregate principal amount of $4.0 million or more, then such holders would be granted a TuHURA Warrant to purchase TuHURA Common Stock equal to (i) 50% of the aggregate principal amount of the Note purchased by such holder divided by (ii) $0.68. In the event that TuHURA entered into a definitive merger agreement on or before May 15, 2024, for a Reverse Public Merger, then the Notes would convert automatically into a number of shares of TuHURA Common Stock equal to the dollar amount of Notes being converted divided by $0.68. All other terms of the convertible promissory notes are identical to those issued from December 11, 2023 through March 28, 2024. The threshold for obtaining TuHURA Warrants in connection with the TuHURA Note Financing includes principal amounts issued prior to March 29, 2024, as well as subsequent Note issuances.

The TuHURA Warrants issued in the TuHURA Note Financing may be exercised by such holder at any time within three years of the issuance date. The exercise price for one share of TuHURA Common Stock under such TuHURA Warrant is $1.02, payable in cash.

Kineta Exclusivity Agreement and July 2024 Private Placement

On July 8, 2024, Kintara and TuHURA issued a press release announcing that TuHURA has entered into the Exclusivity Agreement with Kineta for the potential acquisition of Kineta’s KVA12123 anti-VISTA antibody and related rights and assets associated with and derived from the asset.

Pursuant to the Exclusivity Agreement, among other things, Kineta has granted TuHURA an exclusive right to acquire Kineta’s worldwide patents, patent rights, patent applications, product and development program assets, technical and business information, and other rights and assets associated with and derived from its development program related to KVA12123, Kinteta’s VISTA blocking immunotherapy, during the period commencing as of the Effective Date and continuing through the first to occur of (a) the execution of any Definitive Agreement with respect to a Potential Transaction by TuHURA or one or more of its affiliates and (b) Exclusivity Period. In the event that the parties are engaged in good faith discussions regarding a Potential Transaction on the date on which the Exclusivity Period (or any renewal thereof) is scheduled to expire and TuHURA has not yet closed the transactions contemplated by the Merger Agreement, then on such date, the Exclusivity Period shall automatically renew for Renewal Period (up to a total of two (2) Renewal Periods for an aggregate of twenty (20) days).

Under the terms of the Exclusivity Agreement, TuHURA paid Kineta a nonrefundable amount of $5,000,000, with $2,500,000 paid at signing and, subject to certain provisions, an additional $2,500,000 paid on July 15, 2024. No later than two (2) business days after a Renewal Period has started (to be confirmed in writing by both parties), TuHURA shall pay an additional $150,000 as an additional Exclusivity Payment, in an amount not to exceed $300,000 for the two (2) available Renewal Periods. The Exclusivity Payment will be credited against the initial cash consideration that may be payable to Kineta pursuant to any Definitive Agreement (if any) between Kineta and TuHURA and/or its affiliates with respect to a Potential Transaction.

In conjunction with the Exclusivity Agreement, TuHURA sold $4,009,623 shares of its common stock with a purchase price of $5,000,000 in the July Private Placement to the Investor. In connection with the July Private Placement, the Investor is entitled to a 1.5% royalty on certain sales by TuHURA of products based on KVA12123 as set forth in the Investor’s subscription agreement. Due to no definitive transaction agreement with Kineta for the purchase of KVA12123 and the inherent uncertainties surrounding the regulatory approval of KVA12123 and future monetization, TuHURA has not allocated any of the $5,000,000 purchase price consideration to the royalty agreement.

The accounting treatment for the Exclusivity Agreement and the July Private Placement is preliminary in nature and the final accounting treatment will be determined based on a number of factors, including additional analysis of the transaction and consideration of relevant accounting standards.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2024 are as follows:

Adjustments related to the Additional Financing

A.

Represents anticipated cash proceeds of $23,665,000 in relation to the portion of the signed subscription agreements totaling $31,253,000 that was not received as of March 31, 2024 that will be funded prior to the closing date, and the recording of the Convertible Debt and embedded features including, the fair value of the derivative liability related to the debt discount on the additional funding of $1,088,908, the fair value of warrants, attached to the debt, that are equity classified of $6,520,058, and the remaining value that was allocated to the debt liability of $16,043,942, pursuant to the financing transaction. The change in fair value of derivative liability associated with make-whole premium of $12,092 has additionally been eliminated. The Convertible Debt will be converted to Merger Shares – see Adjustment E below.

B.

Represents the issuance of 4,009,623 shares of TuHURA’s common stock, par value $0.001 per share, in the July Private Placement to the Investor, for proceeds of $5,000,000, less equity issuance costs of $300,000.

Transaction Accounting Adjustments

C.

Reflects the nonrefundable cash payments and associated expense, in connection with TuHURA’s payments of $5,000,000 for the exclusive right to acquire Kineta’s worldwide patents, patent rights, patent applications, product and development program assets, technical and business information, and other rights and assets associated with and derived from its development program related to KVA12123, Kinteta’s VISTA blocking immunotherapy. The accounting treatment for the Exclusivity Agreement is preliminary in nature and the final accounting treatment will be determined based on a number of factors, including additional analysis of the transaction and consideration of relevant accounting standards.

D.

Reflects (i) payment of total estimated unpaid transaction costs (including $284,867 recorded in TuHURA’s historical accounts payable as of March 31, 2024) of $1,536,470, (ii) payment of one-time special bonus costs upon consummation of the Merger of $327,030, and (iii) the accrual of additional transaction costs that will remain unpaid upon consummation of the Merger of $342,211 (net of $449,377 recorded in Kintara’s historical accounts payable as of March 31, 2024). Approximately $1,436,470 related to transaction costs incurred in consummating the Merger relate to the equity issuance, and as such are reflected as a reduction against proceeds in additional paid-in capital (net of the $284,867 already recorded as of March 31, 2024 and $20,400 of prepaid expenses). The remaining amount consists of $484,374 in transaction expenses and $327,030 in one-time special bonus payment at the close of the Merger that is reflected within accumulated deficit.

E.	To record the elimination of Kintara’s historical equity carrying value.

F.	To record the elimination of Kintara’s historical accumulated deficit.

G.

To record the elimination of the historical TuHURA outstanding shares of 222,239,164 (including 68,104,466 common shares, 80,561,243 preferred shares, 13,976,616 preferred dividends, 4,009,623 shares included within the July Private Placement, 98,040 shares included within the issuance of common stock to Paulson, 55,489,176 shares upon the conversion of $23,278,942 of Convertible Debt and the elimination of the derivative liability for the conversion option included within the Convertible Debt of $1,454,000), par value of $0.0001, and the conversion of these shares at the Exchange Ratio of

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

0.3120 into 69,338,877 shares to be issued upon completion of the Merger, par value of $0.001 (assuming a 1-20 reverse share split) and record the conversion of historical shares of Kintara Common Stock (2,765,232 common shares, 11,766 Series C Preferred Shares, 3,290 shares in restricted stock units vesting, and 2,943 shares of Series C dividends) into 2,783,231 shares to be issued upon completion of the Merger, par value of $0.001 (assuming a 1-20 reverse share split).

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2024 are as follows:

AA.	Reflects the reversal of interest expense incurred on the Convertible Debt for the three months ended March 31, 2024 of $255,152.

BB.

Reflects the reversal of the Change in fair value of derivative liability associated with make-whole premium that is related to the signed subscription agreements for the three months ended March 31, 2024 of $12,092.

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 are as follows:

CC.

Reflects the associated expense in connection with TuHURA’s nonrefundable payments of $5,000,000 for the exclusive right to acquire Kineta’s worldwide patents, patent rights, patent applications, product and development program assets, technical and business information, and other rights and assets associated with and derived from its development program related to KVA12123, Kinteta’s VISTA blocking immunotherapy.

DD.

Reflects estimated transaction costs in the amount of $748,841 which includes (i) one-time special bonus costs upon consummation of the Merger in the amount of $327,030, (ii) estimated transaction costs incurred by Kintara of $990,000, net of (iii) $568,189 in transaction costs that have been expensed during the three months ended March 31, 2024, assumed expensed on January 1, 2023.

EE.	Reflects the reversal of interest expense incurred on the Convertible Debt for the year ended December 31, 2023 of $18,688.

Note 5. Net Loss per Share

Net loss per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Merger, assuming the shares were outstanding since January 1, 2023. As the Merger is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Merger have been outstanding for the entirety of all periods presented.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information has been prepared to present the Merger Shares for the three months ended March 31, 2024 and for the year ended December 31, 2023 (in thousands, except share and per share amounts):

	For the Three Months Ended March 31, 2024 (1)			For the Year Ended December 31, 2023 (1)
	(Assuming a 1-20 reverse share split)	(Assuming a 1-30 reverse share split)	(Assuming a 1-40 reverse share split)	(Assuming a 1-20 reverse share split)	(Assuming a 1-30 reverse share split)	(Assuming a 1-40 reverse share split)
Numerator:
Pro forma net loss	$(6,610)	$(6,610)	$(6,610)	$(45,632)	$(45,632)	$(45,632)
Denominator:
Weighted average shares outstanding – basic and diluted(2)	72,122,108	48,081,406	36,061,055	72,122,108	48,081,406	36,061,055
Net loss per share:
Pro forma net loss per share – basic and diluted	$(0.09)	$(0.14)	$(0.18)	$(0.63)	$(0.95)	$(1.27)
Excluded securities:
TuHURA Warrants(2)	14,007,656	9,338,437	7,003,828	14,007,656	9,338,437	7,003,828
TuHURA Options(2)	6,034,051	4,022,700	3,017,025	6,034,051	4,022,700	3,017,025
Kintara CVR Shares(2)	2,694,856	1,796,571	1,347,428	2,694,856	1,796,571	1,347,428

(1)	Pro forma net loss per share includes the related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information.”
(2)

The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive and/or issuance or vesting of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the periods presented.

THE SPECIAL MEETING OF KINTARA STOCKHOLDERS

The Kintara Special Meeting

Kintara is furnishing this proxy statement/prospectus to you as part of the solicitation of proxies by its board of directors for use at the Kintara Special Meeting, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to Kintara’s stockholders on or about August [  ], 2024. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the Kintara Special Meeting.

Date, Time and Place of the Kintara Special Meeting

The Kintara Special Meeting will be held in a virtual meeting format via live webcast only. The Kintara Special Meeting of stockholders of Kintara will be held at [  ], Eastern time, on [  ], 2024, at www.viewproxy.com/kintarasm/2024, or such other date, time and place to which such meeting may be adjourned or postponed, for the purpose of considering and voting upon the proposals.

On the day of the Kintara Special Meeting, if you have properly registered, you may enter the Kintara Special Meeting by logging in using the event password you received via email in your registration confirmation at www.viewproxy.com/kintarasm/2024. You will not be able to attend the Kintara Special Meeting in-person.

Purpose of the Kintara Special Meeting

At the Kintara Special Meeting, Kintara will ask the Kintara stockholders to vote in favor of the following proposals:

•

Proposal No. 1—to approve, pursuant to the rules of the Nasdaq Stock Market as described herein, the issuance of the Merger Shares pursuant to the terms of the Merger Agreement and the transactions contemplated therein (the “Nasdaq Proposal”);

•

Proposal No. 2—to approve, pursuant to NRS 78.2055, a reverse stock split of only the outstanding shares of Kintara Common Stock and other outstanding securities of Kintara Common Stock (with no change to the authorized capital stock of Kintara), at a ratio in the range from 1-for-20 to 1-for-40, with such ratio to be determined by the Kintara board of directors and with such reverse stock split to be effected at such time and date as determined by the Kintara board of directors in its sole discretion (the “Reverse Stock Split Proposal”);

•

Proposal No. 3 – to approve an amendment to the Kintara Charter to increase the number of authorized shares of Kintara to be effected at such time and date as determined by the Kintara board of directors in its sole discretion (the “Charter Proposal”);

•	Proposal No. 4—to adopt the 2024 Plan (the “2024 Equity Plan Proposal”);

•

Proposal No. 5—to approve the reincorporation of Kintara from the State of Nevada to the State of Delaware and the plan of conversion attached to the proxy statement/prospectus accompanying this notice as Annex D including the certificate of incorporation of Kintara-Delaware accompanying this notice as Annex G (such plan of conversion, the “Plan of Conversion” and such certificate of incorporation, the “Delaware Certificate of Incorporation”) (the “Reincorporation Proposal”);

•

Proposal No. 6—to approve on an advisory (non-binding) basis, certain compensation payments that will or may be made by Kintara to its named executive officer in connection with the Merger (the “Golden Parachute Compensation Proposal”); and

•

Proposal No. 7— to approve the adjournment of the Kintara Special Meeting in the event that the number of shares of Kintara Common Stock and Kintara Series C Preferred Stock present or represented by proxy at the Kintara Special Meeting and voting “FOR” the adoption of Proposals No. 1 through 6 are insufficient to approve such proposals (the “Adjournment Proposal”).

Recommendation of the Kintara Board of Directors

Kintara’s board of directors believes that each of the proposals to be presented at the Kintara Special Meeting is in the best interests of Kintara and its stockholders and unanimously recommends that its stockholders vote “FOR” each of the Kintara Proposals as further described below.

When you consider the recommendation of Kintara’s board of directors, you should keep in mind that certain of Kintara’s board of directors and officers have interests in the Merger that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•	the beneficial ownership of certain of Kintara’s board of directors and officer of an aggregate of 0.33% of the outstanding shares of Kintara Common Stock;

•	the anticipated continuation of Robert E. Hoffman, Kintara’s Chief Executive Officer and Interim Chief Financial Officer and a director, as a director of Kintara following the Closing; and

•	the continued indemnification of current directors and officer of Kintara and the continuation of directors’ and officers’ liability insurance after the Merger.

Record Date and Voting

You will be entitled to vote or direct votes to be cast at the Kintara Special Meeting if you owned shares of Kintara Common Stock or Kintara Series C Preferred Stock at the close of business on August [  ], 2024, which is the record date for the Kintara Special Meeting. Each share of Kintara Common Stock is entitled to one vote per share. Each share of Kintara Series C Preferred Stock is convertible into the number of shares of Kintara Common Stock pursuant to the conversion mechanics for such class of Series C Preferred Stock and entitles its holder to vote with the Kintara Common Stock on an as-converted basis. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were [  ] total voting shares outstanding comprised of [    ] shares of Kintara Common Stock and [    ] shares of Kintara Common Stock on an as-converted basis from Series C Preferred Stock.

Each of Kintara’s officer and directors have agreed to vote all of their shares of Kintara Common Stock in favor of the Kintara Proposals.

Voting Your Shares

Each share of Kintara Common Stock that you own in your name entitles you to one vote on each of the proposals for the Kintara Special Meeting. Each share of Kintara Series C Preferred Stock is convertible into the number of shares of Kintara Common Stock pursuant to the conversion mechanics for such class of Series C Preferred Stock and entitles its holder to vote with the Kintara Common Stock on an as-converted basis. Your one or more proxy cards show the number of shares of Kintara Common Stock and/or Kintara Series C Preferred Stock that you own.

If you are a holder of record, there are different ways to vote your shares at the Kintara Special Meeting:

•

You can vote by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Kintara Special Meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of Kintara Common Stock and Series C Preferred Stock will be voted as recommended by Kintara’s board of directors. With respect to proposals for the Kintara Special Meeting, that means: “FOR” each of the Kintara Proposals.

•	You can vote via the Internet by following the instructions on the voting instruction form or proxy card in your proxy materials.

•	You can vote via telephone by following the instructions on the voting instruction form or proxy card in your proxy materials.

•

You can attend the Kintara Special Meeting and vote via live website. If you wish to vote your shares electronically at the Kintara Special Meeting, there will be a live link provided during the Kintara Special Meeting. You will need the virtual control number assigned to you in order to vote.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of Kintara Common Stock and/or Kintara Series C Preferred Stock, you may contact our proxy solicitor at: Alliance Advisors LLC 200 Broadacres Drive, 3rd Floor Bloomfield, NJ 07003, Telephone: 866-619-8907. Banks and brokers can call collect at: 866-619-8907 or e-mail ktra@allianceadvisors.com.

Quorum and Vote Required for the Kintara Proposals

A quorum of Kintara’s stockholders is necessary to hold a valid meeting. The holders of at least one-third (1/3) of the voting power of the capital stock issued and outstanding and entitled to vote at the Kintara Special Meeting as of the record date represented in person or by proxy, will constitute a quorum for the transaction of business at the Kintara Special Meeting. Kintara will include proxies marked as abstentions and broker non-votes to determine the number of shares present at the Kintara Special Meeting.

The approval of each of the Charter Proposal and Proposal and Reincorporation Proposal requires the affirmative vote of holders of a majority of the total voting shares outstanding. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Charter Proposal and the Reincorporation Proposal.

The approval of each of the Reverse Stock Split Proposal, the Nasdaq Proposal, the 2024 Equity Plan Proposal and the Adjournment Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Kintara Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Reverse Stock Split Proposal, the Nasdaq Proposal, the 2024 Equity Plan Proposal and the Adjournment Proposal.

Abstentions and Broker Non-Votes

If your shares of Kintara Common Stock or Kintara Series C Preferred Stock are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your shares.

If you do not give instructions to your broker, the question of whether your broker or nominee will still be able to vote your shares depends on whether the NYSE deems the particular proposal to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of stockholder, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any Kintara Proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any Kintara Proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” at the meeting and will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the Kintara Proposals, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Revocability of Proxies

If you have submitted a proxy to vote your shares and wish to change your vote, you may do so by:

•	filing with Kintara’s Secretary, a letter revoking the proxy;

•	submitting another signed proxy with a later date; or

•	attending the Kintara Special Meeting and voting online, provided you file a written revocation with the Secretary of the Kintara Special Meeting prior to the voting of such proxy.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to holders of shares of Kintara Common Stock, Kintara Series A Preferred Stock and/or Kintara Series C Preferred Stock in connection with the Merger.

Solicitation of Proxies

Kintara will pay the cost of soliciting proxies for the Kintara Special Meeting. Kintara has engaged Alliance Advisors LLC to assist in the solicitation of proxies for the Kintara Special Meeting. The fees that will be paid to Alliance Advisors LLC are anticipated to be approximately $15,000, and Kintara will reimburse their out-of-pocket expenses. Kintara has also agreed to indemnify Alliance Advisors against certain claims. Kintara also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Kintara Common Stock and Kintara Series C Preferred Stock for their expenses in forwarding soliciting materials to beneficial owners of Kintara Common Stock and Kintara Series C Preferred Stock and in obtaining voting instructions from those owners. Kintara’s directors, officer and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

THE MERGER

The Background of the Merger

The following chronology is a summary description of the background of the negotiations and the proposed merger and does not purport to catalogue every conversation among representatives of Kintara, TuHURA and other parties. In addition to formal meetings of the Kintara board of directors, Kintara management had informal discussions with the Kintara board of directors throughout the process and Kintara management held weekly calls with advisors, and ultimately with TuHURA and its advisors. The terms of the Merger Agreement are the result of extensive arm’s-length negotiations among Kintara’s and TuHURA’s management and members of the Kintara board and the TuHURA board of directors, along with Kintara’s and TuHURA’s respective financial advisors and legal counsel.

In the ordinary course of business, the Kintara Board, with the assistance of senior management and advisors, regularly reviewed the near-term and long-term strategy, performance, positioning, and operating prospects of Kintara with a view toward maximizing stockholder value. These reviews included, from time to time, discussions as to non-dilutive financing opportunities, a possible business combination with a third party or a possible sale of Kintara to a third party, and whether ultimately any of these opportunities could offer the best opportunity to maximize stockholder value, as well as a review of the relative potential benefits and risks associated with each such course of action.

On November 17, 2023, TuHURA engaged Paulson Investment Company, LLC to act as placement agent for the TuHURA Note Financing and commenced preparing the offering documents for the private placement. The TuHURA Note Financing was commenced at a time when Merger discussions between TuHURA and Kintara had not yet commenced, and accordingly, the terms of the TuHURA Note Financing did not initially contemplate the Merger.

On October 31, 2023, Kintara announced its preliminary topline results for the lead program, VAL-083, which showed that VAL-083 did not perform better than the current standards of care in glioblastoma. These topline results included preliminary safety data for VAL-083 that was similar to that of the current standards of care used to treat glioblastoma. With this result, Kintara suspended the development of VAL-083 and turned its focus to its second and remaining program, REM-001. In addition to focusing on the remaining REM-001 program, Kintara also publicly announced on October 31, 2023, its intent to evaluate a wide range of strategic options aimed at potentially maximizing stockholder value.

During the first three weeks of November 2023, Kintara’s Chief Executive Officer, Robert E. Hoffman, received three serious inquiries from parties seeking to engage in a potential strategic transaction with Kintara.

On November 13, 2023, Kintara announced fiscal 2024 first quarter financial results, including cash and cash equivalents of $216,000 at September 30, 2023. In addition to reiterating that Kintara would be looking at a wide range of strategic options, Kintara also stated that it had undertaken efforts to significantly reduce costs.

On December 4, 2023, the Kintara board of directors held a meeting where it reviewed the list of potential candidates for a strategic transaction that had approached Kintara given its October 31, 2023 public announcement. Management and Kintara’s legal counsel, Lowenstein Sandler LLP (“Lowenstein”), recommended hiring a financial advisor to help conduct a fulsome search and exhaust all possible alternatives and candidates for a strategic transaction. After discussion, the Kintara board of directors engaged Ladenburg Thalmann & Co. Inc. (“Ladenburg”) as its financial advisor.

On December 5, 2023, Kintara announced that it was granted an extension by Nasdaq to regain compliance with the stockholders’ equity continued listing requirement. Kintara was given notice by Nasdaq that it was below the minimum $2,500,000 stockholders’ equity when Kintara’s annual report on Form 10-K for the year ended June 30, 2023 was filed with the SEC on September 18, 2023. At June 30, 2023, Kintara’s stockholders’ equity totaled $731.000. Nasdaq Staff granted Kintara an extension until March 18, 2024 to regain compliance with the listing requirements rule.

On December 7, 2023, Kintara announced that it had engaged Ladenburg to act as Kintara’s financial advisor in connection with Kintara’s process to explore and review a range of strategic alternatives focused on maximizing stockholder value.

On December 11, 2023, the TuHURA board of directors approved the TuHURA Note Financing and closed its first tranche of convertible notes on December 11, 2023.

During December 2023 and January 2024 and as discussed below, Ladenburg reached out to over fifteen companies. In addition to evaluating those potential candidates that approached Kintara due to the October 31, 2023 public announcement, Kintara held eight formal presentations from potential candidates and considered term sheets from six of those eight candidates ultimately entering into two term sheets.

On December 30, 2023, Kintara executed a confidential disclosure agreement (CDA) with Party A, a small biotech company.

On January 2, 2024, Party A’s senior management presented to the Kintara Board and Kintara’s management.

During January 2, 2024 and January 5, 2024, several discussion were held between Kintara’s management, Party A’s management and Ladenburg.

On January 5, 2024, Kintara executed a non-binding term sheet with Party A and later that day, an organizational call was held at which representatives of Party A, Kintara management, Ladenburg and counsel for both parties attended.

From January 5, 2024 through January 26, 2024, both parties performed and participated in multiple rounds of diligence, including an in person meeting with Mr. Hoffman and Party A’s President and Chief Financial Officer. During diligence discussions with Party A, Party A disclosed that it was having difficulty meeting the financing requirements in the non-binding term sheet.

On January 27, 2024, primarily as a result of Party A’s inability to secure financing, Kintara, in accordance with the non-binding term sheet, provided notice of termination of the non-binding term sheet with Party A effective immediately.

On January 31, 2024, Mr. Hoffman held a video conference call with Dr. James Bianco, President and Chief Executive Officer of TuHURA and Dan Dearborn, Chief Financial Officer of TuHURA for an introductory discussion. Other participants included representatives of Ladenburg and H.C. Wainwright & Co., LLC (“HCW”), TuHURA’s financial advisor. In connection with Kintara’s review of the potential transaction with TuHURA, Kintara and its advisors completed customary diligence, including, meetings with the management of TuHURA, presentations by the TuHURA management team to the Kintara board of directors, customary legal review of TuHURA business and contracts, and customary financial diligence.

On February 1, 2024, Kintara sent TuHURA a draft non-binding term sheet. The draft non-binding term sheet sent to TuHURA contemplated a simultaneous sign-and-close reverse merger with TuHURA and included a valuation for Kintara of $11 million based upon net cash of Kintara expected at the closing of $4 million and a valuation for TuHURA of $180 million (based on negotiations and discussions amongst the parties, including TuHURA’s product candidates, stage of development of their clinical pipeline, and targeted markets for their product candidates), with an implied ownership interest in the combined company of approximately 3.8% for existing Kintara equityholders. Kintara took into account that the valuation attributed to Morphogenesis, Inc.,

TuHURA’s predecessor, in its proposed merger with CohBar, Inc. was $130.6 million, and also took into account that, subsequent to the termination of the proposed merger between CohBar, Inc. and Morphogenesis, Inc., TuHURA entered into a Special Protocol Assessment agreement with the FDA for a single registration-directed randomized, placebo controlled Phase 3 trial for IFx-2.0. In addition, the non-binding term sheet provided for a concurrent financing into TuHURA resulting in gross proceeds to TuHURA of not less than $20 million.

On February 7, 2024, Kintara’s management team together with its representatives from Ladenburg and Lowenstein held a video conference call with TuHURA’s management team together with its representatives from HCW and Foley & Lardner LLP (“Foley”), TuHURA’s legal counsel for a discussion on possible structure, including as part of the transaction structure, a contingent value right (CVR) for Kintara’s existing equityholders.

On February 9, 2024, Kintara received initial comments back from TuHURA on the draft non-binding term sheet. Over the next few days, Mr. Hoffman had discussions with Lowenstein and Ladenburg regarding proposing a revised draft of the non-binding term sheet.

On February 12, 2024, Kintara sent TuHURA a revised draft of the non-binding term sheet. The non-binding term sheet included that the existing equityholders of Kintara would be entitled to a CVR upon the occurrence of a milestone to be determined, which would increase the implied ownership interest in the combined company to approximately 5.76% for existing Kintara equityholders should the milestone be met and the shares of Kintara Common Stock underlying the CVR be issued. The parties (based on negotiations and discussions) agreed that the combined company would use “commercially reasonable” efforts to continue the REM-001 program through an open label study in order to achieve the milestone, with such commercially reasonable efforts not to exceed $700,000.

On February 15, 2024, Mr. Hoffman held a video conference call with Dr. Bianco and Mr. Dearborn, along with representatives from Ladenburg and HCW, to discuss TuHURA’s prospects regarding the necessary financing as contemplated in the draft non-binding term sheet.

On February 20, 2024, Mr. Hoffman held a video conference call with Dr. Bianco and Mr. Dearborn team, along with Lucid representatives from Ladenburg and HCW, to discuss Kintara’s capitalization table.

On February 22, 2024, Kintara and TuHURA entered into a confidential disclosure agreement, as the parties were ready at such time to start to provide one another non-public information, and a non-binding term sheet.

On February 26, 2024, Mr. Hoffman held a video conference call with Dr. Bianco and Mr. Dearborn, along with representatives from Ladenburg, HCW, Lowenstein and Foley to discuss the transaction.

On February 28, 2024, a video conference call was held during which Dr. Bianco and Mr. Dearborn provided a corporate presentation for the Kintara board of directors and responded to questions from the Kintara board of directors.

On February 28-29, 2024, Mr. Hoffman met in person with Dr. Bianco to discuss the merger and any possible challenges to executing such a merger and the business prospects of TuHURA.

On March 1, 2024, an all-hands meeting was held via video conference call, including Mr. Hoffman, Dr. Bianco and Mr. Dearborn, and representatives from Lowenstein, Foley, Ladenburg and HCW. The parties discussed a proposed change of the merger structure from a simultaneous sign and close to a staggered sign and close as it was in the best interest of the parties involved, including delivering registered securities to TuHURA’s stockholders, and so the parties agreed to revise the structure of the merger.

On March 6, 2024, a weekly all-hands meeting was held and included Mr. Hoffman, Dr. Bianco and Mr. Dearborn, and representatives from Lowenstein, Foley, Ladenburg and HCW.

On March 5, 2024, Lowenstein received an initial draft of the Merger Agreement from Foley.

On March 12, 2024, Mr. Hoffman and representatives from Lowenstein held a video conference call to discuss the draft Merger Agreement, including a discussion of the representations and warranties, the conditions to closing, the amount and triggers of the termination fee and Kintara’s net cash closing condition, and discussed the terms of the CVR.

Following such meeting, on March 12, 2024, Lowenstein circulated a revised draft of the Merger Agreement to Foley.

On March 13, 2024, the Kintara board of directors met via video conference call to discuss the current draft of the Merger Agreement with TuHURA. Representatives from Lowenstein and Mr. Hoffman provided the Kintara board of directors with an overview of the draft Merger Agreement and the open business items that were being negotiated.

On March 16, 2024, Mr. Hoffman was informed by the representatives from Ladenburg that were engaged as Kintara’s advisors were leaving Ladenburg and commencing employment at Lucid Capital Markets, LLC (“Lucid”). On March 18, 2024, Kintara engaged Lucid as its financial advisor.

Between March 19, 2024 and April 1, 2024, Lowenstein and Foley exchanged drafts of the Merger Agreement, the CVR Agreement, the Company Support Agreement, the Parent Support Agreement, the Lock-Up Agreement and the Disclosure Schedules. The parties and their legal counsel continued to negotiate the termination fee, including the $1 million payable by either TuHURA or Kintara under certain circumstances and that either TuHURA or Kintara may be required to pay the other party’s expenses up to a maximum of $750,000. The parties and their legal counsel also negotiated certain closing conditions of the Merger Agreement, including that (i) the Parent Closing Net Cash (as defined in the Merger Agreement) will be no less than $750,000 if the Effective Time is on or before June 30, 2024; $625,000 if the Effective Time is between July 1, 2024 and July 31, 2024; 500,000 if the Effective Time is between August 1, 2024 and August 31, 2024; or $0 if the Effective Time is on or after September 1, 2024 and (ii) TuHURA must receive an aggregate amount of cash no less than $20 million from the offering of its convertible notes. The parties negotiated the Merger closing condition of at least $20 million in proceeds received from the TuHURA Note Financing taking into account the originally proposed threshold for separate funds to be received in a private placement by TuHURA and the progress and proceeds received by TuHURA in the TuHURA Note Financing. In addition, Kintara and TuHURA proposed that each CVR shall entitle the holder thereof to receive its portion of the CVR Shares if Kintara (i) enrolls a minimum of ten cutaneous metastatic breast cancer patients in a study to determine whether a dose of REM-001 lower than 1.2 mg/kg elicits a treatment effect similar to that seen in prior studies of REM-001 at the 1.2 mg/kg dose and (ii) such patients enrolled in the study complete eight weeks of follow-up, in each case, on or before December 31, 2025.

Also between March 19, 2024 and April 2, 2024, TuHURA negotiated and raised additional funds and received subscription commitments in the aggregate of $31.3 million (including the convertible notes already issued by TuHURA since December 2023) for issuance of its convertible notes in the TuHURA Note Financing. During that period and based on discussions with potential investors in the TuHURA Note, TuHURA revised the terms of the TuHURA Note Financing to fix the conversion price at $0.68 per share of TuHURA Common Stock for purposes of the Merger and to provide for the issuance of warrants to purchase additional shares of TuHURA Common Stock at an exercise price of $1.02 per share for a warrant term of three years. The revised terms of the TuHURA Note Financing were extended to all prior investors in the TuHURA Note Financing. TuHURA received final subscriptions in the TuHURA Note Financing on April 2, 2024, and the total subscriptions sold in the TuHURA Note Financing.

Between March 19, 2024 and April 1, 2024, a weekly all-hands status meeting was also held and included Mr. Hoffman, Dr. Bianco and Mr. Dearborn and representatives from Lowenstein, Foley, Lucid and HCW.

On April 1, 2024, Mr. Hoffman circulated a draft of the Merger Agreement, the CVR Agreement, the Company Support Agreement, the Parent Support Agreement, the Lock-Up Agreement and the Disclosure Schedules to the Kintara board of directors. On April 2, 2024, the Kintara board of directors received a draft of the fairness opinion and accompanying presentation from Lucid.

On April 2, 2024, the Kintara board of directors and the Compensation Committee of the Kintara board of directors (the “Compensation Committee”) held a joint meeting by teleconference, with Mr. Hoffman, as well as representatives of Lowenstein and Lucid participating. Representatives from Lowenstein provided an overview of the negotiations that had transpired related to the Merger Agreement, the CVR Agreement, the Parent Support Agreement, the Company Support Agreement, the Lockup Agreement and the Disclosure Schedules. Representatives from Lowenstein then provided the Kintara board of directors with an overview of fiduciary duties under Nevada law. Thereafter, at the request of the Kintara board of directors, Lucid rendered its oral opinion to the Kintara board of directors (which was subsequently confirmed in writing by delivery of Lucid’s written opinion addressed to the Kintara board of directors dated of the same date) as to the fairness, as of April 2, 2024, and subject to the various assumptions, qualifications and limitations as set forth in its written opinion, from a financial point of view, the Exchange Ratio was fair to the stockholders of Kintara. After considering the foregoing, and taking into consideration the factors described under “The Merger – Kintara’s Reasons for the Merger” beginning on page 136 of this proxy statement/prospectus, the Kintara board of directors unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are fair to and in the best interests of Kintara and its stockholders, (ii) adopted, approved and declared the Merger Agreement, the CVR Agreement, the Parent Support Agreement, the Company Support Agreement and the Lockup Agreement and the Merger and other transactions contemplated thereby advisable, and (iii) recommended the adoption of the Merger Agreement by its stockholders. Accordingly, the Kintara board of directors unanimously authorized and approved the Merger Agreement, the CVR Agreement, the Parent Support Agreement, the Company Support Agreement and the Lockup Agreement.

At the end of the meeting, the Compensation Committee approved a one-time special bonus to Mr. Hoffman in the amount of $327,030 for his service as Kintara’s Chief Executive Officer. The Kintara board of directors also agreed to (i) resume the payment of fees earned by directors for serving on the Kintara board of directors and (ii) pay an aggregate of $93,000 in accrued fees to such directors.

On April 2, 2024, following the meeting of the Kintara board of directors, Kintara, TuHURA, and Merger Sub executed the Merger Agreement.

On the morning of April 3, 2024, prior to the market open on Nasdaq, Kintara issued a press release announcing entry into the Merger Agreement.

Kintara’s Reasons for the Merger

The Kintara board of directors unanimously (i) determined that the terms of the Merger Agreement and the other transactions contemplated thereby are fair to and in the best interests of Kintara and its stockholders, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and (iii) resolved to recommend, upon the terms and conditions of the Merger Agreement, that the stockholders of Kintara vote to approve the Kintara Proposals set forth herein.

Reasons for Recommendation

In the course of reaching its recommendation, the Kintara board of directors considered the following material factors relating to the Merger Agreement and the Merger, each of which the Kintara board of directors believes supported its decision:

•

the strategic and transformative nature of the Merger considering TuHURA’s principal product candidates, collectively referred to as ImmuneFx (“IFx”), a platform of cancer vaccines that utilize both cell and gene therapies to stimulate the immune system to recognize and combat tumor cells;

•	the combined company will have a diverse pipeline of oncology product candidates in development;

•

the fact that the combined company is expected to have greater financial resources and flexibility to engage in research and development, realize the full potential of its product candidates, and create sustainable long-term growth;

•

the alternatives reasonably available to Kintara, including remaining a standalone company or pursuing other strategic alternatives, which the Kintara board of directors evaluated with the assistance of its financial and legal advisors, and the Kintara board of directors’ belief that the Merger created the best reasonably available opportunity to maximize value for Kintara stockholders given the potential risks, rewards and uncertainties associated with other potential alternatives;

•

if the Merger is not completed, Kintara may not have sufficient capital to continue to operate its business in the long term and may become insolvent and be required to seek the protection of the bankruptcy courts and, without additional funding or a strategic transaction, we would likely be delisted from Nasdaq;

•

the suspension of development of Kintara’s VAL-083 product candidate, a DNA-targeting agent intended to treat drug-resistant solid tumors such as glioblastoma and potentially other smaller tumors, as a result of preliminary topline results of the Glioblastoma Adaptive Global Innovative Learning Environment study showing that VAL-083 did not perform better than the current standards of care in glioblastoma;

•

the availability of capital from investors and the fact that as a one asset company and given the current capital markets environment, accessing sufficient equity financing on attractive terms or at all would be difficult as a standalone company;

•

the fact that, because Kintara stockholders are expected to own 2.85% of the combined company on an as converted Kintara Common Stock basis (or 5.45% after giving effect to the issuance of the CVR Shares) , Kintara stockholders would continue to participate in the future performance of the combined company;

•	the historical market prices, volatility and trading information of Kintara Common Stock;

•	the fact that the Exchange Ratio was achieved through of a series of arms’ length negotiations between the parties;

•	the recommendation of Kintara’s management in favor of the Merger;

•

the fact that the combined company will be led by an experienced senior management team from TuHURA combining the depth of knowledge of the management team related to the IFx-2.0 personalized cancer vaccine and bifunctional Antibody Drug Conjugates product candidate, and a board of directors comprised of four directors designated by TuHURA and one director nominated by Kintara;

•	the terms and conditions of the Merger Agreement, including the commitments by Kintara and TuHURA to complete the Merger and the transactions contemplated thereby;

•

the Kintara board of directors’ belief that, while the consummation of the Merger is subject to various approvals, such approvals were likely to be obtained without a material adverse impact on the respective businesses of Kintara and TuHURA;

•

the fact that the Merger Agreement does not preclude Kintara from responding to and negotiating certain unsolicited acquisition proposals for Kintara from third parties made prior to the time the Kintara stockholders adopt the Merger Agreement, should Kintara receive a superior offer;

•

the fact that the terms of the Merger Agreement provide that, prior to obtaining the Kintara Stockholder Approval, the Kintara board of directors is permitted to change its recommendation in response to a superior offer or certain material developments or changes in circumstances that occur after the date of the Merger Agreement, subject to compliance with the terms and conditions of the Merger Agreement;

•

the fact that TuHURA is required to pay a termination fee to Kintara if the Merger Agreement is terminated under specified circumstances described in the section entitled “The Merger Agreement—Termination and Termination Fees”;

•

the fact that the Exchange Ratio under the Merger Agreement is fixed (i.e., it will not be adjusted for fluctuations in the market price of Kintara Common Stock), but will be subject to adjustment on a pro rata basis to account for the reverse stock split discussed herein, creating certainty as to the number of shares of Kintara Common Stock to be issued;

•

the opinion of Lucid Capital Markets, LLC, rendered orally on April 2, 2024 and subsequently confirmed in writing, to the Kintara board of directors that, as of that date and based upon and subject to certain assumptions, factors and qualifications set forth in the written opinion, the Exchange Ratio was fair, from a financial point of view, to the stockholders of Kintara, as more fully described below (please see the section entitled “The Merger—Opinion of Kintara’s Financial Advisor”); and

•	the Kintara board of directors’ view, after consultation with Kintara’s management and financial advisors, that a strategic combination with TuHURA was Kintara’s best available strategic alternative.

The Kintara board of directors considered these advantages and opportunities against a number of other factors identified in its deliberations weighing negatively against the Merger, including:

•

the difficulties of combining the businesses of Kintara and TuHURA based on, among other things, the different geographical locations and complexities of the two companies, and potential disruption associated with the transactions and integrating the companies;

•

the challenges inherent in the management and operation of the combined company, including the risk that integration costs may be greater than anticipated and may require greater than anticipated management attention and focus post-Closing;

•

the possibility that the consummation of the Merger might not occur, or might be delayed, despite the companies’ efforts, including by reason of a failure to obtain the approval of either the Kintara stockholders or the TuHURA stockholders or a failure of the parties to obtain the applicable approvals;

•

the risks and costs to Kintara in connection with the Merger (including if the Merger is not completed), either during the pendency of the Merger or following the Closing, including the risks and costs associated with the potential diversion of management and employee attention, potential employee attrition and the potential effect on business, operations and financial results;

•

the potential that the fixed Exchange Ratio with respect to the Merger Consideration could result in Kintara delivering greater value to TuHURA stockholders than had been anticipated by Kintara should the value of shares of Kintara Common Stock increase disproportionately from the date of the Merger Agreement;

•

the possibility that the anticipated benefits of the Merger may not be realized, recognizing the many challenges associated with successfully integrating the businesses of Kintara and TuHURA, including the risk of not capturing all of the anticipated cost savings, synergies and operational efficiencies;

•

the restrictions in the Merger Agreement on Kintara’s ability to take certain actions outside the ordinary course of business prior to the consummation of the Merger, which may delay or prevent Kintara from undertaking certain actions or business opportunities that may arise prior to the consummation of the Merger;

•	the limitations imposed in the Merger Agreement on the solicitation or consideration by Kintara of alternative business combinations;

•	the fact Kintara may be required to pay TuHURA a termination fee of $1,000,000 if Kintara fails to consummate the Merger under specified circumstances (please see the section entitled “The

Merger Agreement—Termination and Termination Fees”), and the effect this could have on Kintara, though the Kintara board of directors believed the termination fee was reasonable in amount;

•

the fact that regardless of whether the Kintara board of directors changes its recommendation in response to a Superior Proposal or certain material developments or changes in circumstances that occur after the date of the Merger Agreement, Kintara may not terminate the Merger Agreement for these reasons and may still be compelled to hold the Kintara Special Meeting and seek approvals of the Kintara Proposals related to the transactions included herein;

•

the fact that, assuming the consummation of the Merger, the dilution to Kintara stockholders as stockholders of the combined company due to the issuance of all of the securities to be issued in connection with the Merger;

•

the fact that TuHURA’s right to terminate the Merger Agreement to enter into a transaction representing a superior offer, subject to the payment of a $1,000,000 termination fee (please see the section entitled “The Merger Agreement—Termination and Termination Fees”);

•

the fact that the executive officer and directors of Kintara have interests in the Merger that may be different from, or in addition to, the interests of Kintara stockholders (please see the section entitled “The Merger—Interests of Kintara’s Directors and Officer in the Merger”); and

•	various other risks associated with the Merger and the businesses of Kintara, TuHURA and the combined company described in the section entitled “Risk Factors.”

The foregoing discussion of the factors considered by the Kintara board of directors is not intended to be exhaustive, but rather includes the principal factors considered by the Kintara board of directors in reaching its conclusion and recommendation in relation to the Merger and the Kintara Proposals included herein. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Kintara board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger Agreement and to make its recommendations to Kintara’s stockholders. In addition, individual members of the Kintara board of directors may have given differing weights to different factors. The Kintara board of directors conducted an overall review of the factors described above, including thorough discussions with Kintara’s management and outside legal and financial advisors. In considering the recommendation of the Kintara board of directors, Kintara’s stockholders should be aware that Kintara’s directors may have interests in the Merger that are different from, or in addition to, those of the Kintara stockholders generally. Please see the section entitled “Interests of Kintara Directors and Executive Officer in the Merger.”

TuHURA’s Reasons for the Merger

In the course of reaching its decision to approve the Merger, the Merger Agreement, and the other transactions contemplated by the Merger Agreement, the TuHURA board of directors held numerous meetings; consulted with TuHURA’s senior management, legal counsel and financial advisors; and reviewed and considered a wide variety of factors. Ultimately, the TuHURA board of directors concluded that a merger with Kintara, together with the TuHURA Note Financing, was the best option to generate capital resources to support the advancement of TuHURA’s product pipeline and to fund the organization.

Reasons for Recommendation

The TuHURA board of directors also considered the following additional factors (which are not necessarily presented in any order of relative importance):

•	the expectation that the Merger would be a more time- and cost-effective means than other available options, including an initial public offering or additional rounds of private financing, in order to finance the continued development and regulatory approval process with respect to TuHURA’s product candidates and technology platforms;

•

the view that the range of options available to the combined company to access private and public equity markets will likely be greater as a public company than TuHURA continuing as a privately held company;

•	the potential benefits from increased public market awareness of TuHURA and its pipeline;

•	the historical and current information concerning TuHURA’s business, including its financial performance and condition, operations, management and preclinical and clinical data;

•	the competitive nature of the industry in which TuHURA operates;

•	the fiduciary duties of the TuHURA board of directors to TuHURA stockholders;

•

the TuHURA board of directors’ expectation that the Merger would be a higher probability and more cost-effective means to access future capital than other options considered, including an initial public offering;

•

the projected financial position, operations, management structure, operating plans, cash burn rate and financial projections of the combined company, and the expected cash resources of the combined company (including the ability to support the combined company’s current and planned clinical trials and operations);

•	the business, history, operations, financial resources, assets, technology, and credibility of Kintara;

•	the likelihood that the Merger would be consummated on a reasonably timely basis, including the likelihood that the Merger would receive all necessary approvals;

•

the availability of appraisal rights under the DGCL to holders of TuHURA capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of TuHURA capital stock as determined by the Delaware Court of Chancery;

•	the terms and conditions of the Merger Agreement, including the following:

•

the determination that the expected relative percentage ownership of Kintara stockholders and TuHURA stockholders in the combined organization was appropriate, based on the TuHURA board of directors’ judgment and assessment of the approximate valuations TuHURA and Kintara (including the value of the net cash Kintara is expected to provide to the combined organization);

•

the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that in the Merger the TuHURA stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•	the limited number and nature of the conditions of the obligation of Kintara to consummate the Merger;

•	the rights of TuHURA under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should TuHURA receive a superior proposal;

•	the minimum amount of unrestricted cash of Kintara expected to be on hand immediately following the Effective Time of the Merger

•

the conclusion of the TuHURA board of directors that the potential termination fees and/or expenses reimbursements payable by TuHURA or Kintara to the other party, and the circumstances when such fees or expenses may be payable, were reasonable; and

•

the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•

the shares of Kintara Common Stock issued to TuHURA stockholders will be registered on a Form S-4 registration statement and will become freely tradable for TuHURA stockholders who are not affiliates of TuHURA and who are not parties to lock-up agreements;

•	the ability to obtain a Nasdaq listing and the change of the combined organization’s name to TuHURA Biosciences, Inc. upon the closing of the Merger; and

•	the likelihood that the Merger will be consummated on a timely basis.

The TuHURA board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•

the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of TuHURA and the ability of TuHURA to obtain financing in the future in the event the Merger is not completed;

•

the possibility that subscribers in the TuHURA Note Financing who have not already funded their subscriptions may not fund such subscriptions prior to the Effective Time, that the closing condition that $20 million of aggregate proceeds to be received in the TuHURA Note Financing will not have been met and, therefore, the closing of the Merger will not occur;

•	the possibility that the anticipated benefits of the Merger may not be realized or that they may be lower than expected;

•

the risk that future sales of Kintara Common Stock by existing Kintara stockholders may cause the price of Kintara Common Stock or the combined company’s common stock to fall, thus reducing the potential value of Kintara Common Stock received by TuHURA stockholders following the Merger;

•

the Exchange Ratio used to establish the number of aggregate shares of Kintara Common Stock to be issued to TuHURA equity holders in the Merger is fixed, and thus the relative percentage ownership of TuHURA equity holders and Kintara equity holders in the combined organization immediately following the completion of the Merger is similarly fixed;

•

the termination fee payable by TuHURA to Kintara upon the occurrence of certain events and/or TuHURA’s expense reimbursement obligations under certain specified circumstances pursuant to the Merger Agreement, and the potential effect of such termination fee and/or expense reimbursement obligations in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to TuHURA stockholders;

•	the potential reduction of Kintara’s net cash prior to the closing of the Merger;

•

the possibility that Kintara could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Merger or change its recommendation to approve the Merger upon certain events;

•

the risk that the Merger might not be consummated in a timely manner or at all, for a variety of reasons, such as the failure of Kintara to obtain the required stockholder vote, and the potential adverse effect on the reputation of TuHURA and the ability of TuHURA to obtain financing in the future in the event the Merger is not completed;

•

the time, effort and substantial costs involved in connection with entering into the Merger Agreement and consummating the Merger and the related disruptions to the operation of TuHURA’s business and development activities, including the risk of diverting management’s attention from other strategic priorities to the Merger, and the risk that the operations of TuHURA would be disrupted by employee concerns or departures or by changes to or termination of TuHURA’s relationships with its vendors, contractors, and other third parties;

•

the restrictions on the conduct of TuHURA’s business during the pendency of the Merger, which may delay or prevent TuHURA from undertaking potential business opportunities that may arise or may negatively affect TuHURA’s ability to attract, retain and motivate key personnel;

•

the additional expenses and obligations to which TuHURA’s business will be subject following the Merger that TuHURA has not previously been subject to, and the operational changes to TuHURA’s business, in each case that may result from being a public company;

•	the fact that the representations and warranties of Kintara in the Merger Agreement do not survive the closing of the Merger and the potential risk of liabilities that may arise post-closing; and

•	various other risks associated with the combined organization and the Merger, including the risks described in the section titled “Risk Factors” in this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive but is believed to include a summary of all of the material factors considered by the TuHURA board of directors in its consideration of the Merger Agreement and the transactions contemplated thereby. After conducting an overall analysis of these and other factors, including thorough discussions with, and questioning of, Kintara’s senior management, the TuHURA board of directors concluded that the benefits, advantages, and opportunities of a potential transaction outweighed the uncertainties and risks described above. Based on this overall analysis of the factors described above, the TuHURA board of directors unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Interests of Kintara’s Directors and Officer in the Merger

In considering the recommendation of Kintara’s board of directors with respect to issuing shares of Kintara Common Stock as contemplated by the Merger Agreement and the other matters to be acted upon by Kintara stockholders at the Kintara Special Meeting, Kintara stockholders should be aware that certain members of the Kintara board of directors and the executive officer have interests in the Merger that may be different from, or in addition to, the interests of Kintara stockholders. These interests relate to or arise from the matters described below. The Kintara board of directors are aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, and to recommend, that Kintara stockholders approve the Kintara Proposals to be presented to Kintara stockholders for consideration at the Kintara Special Meeting as contemplated by this proxy statement/prospectus.

Continued Service

As described elsewhere in this proxy statement/prospectus, Robert E. Hoffman, currently Kintara’s President, Chief Executive Officer, Interim Chief Financial Officer and a director, is expected to remain a director of the combined company.

Stock Ownership and Support Agreements

As of August 1, 2024, Kintara directors and executive officer beneficially owned approximately 0.33% shares of Kintara Common Stock (on an as converted basis). Kintara directors and executive officer have entered into the Kintara Support Agreement in connection with the Merger. For a more detailed discussion of the Kintara Support Agreement, please see the section entitled “Certain Agreements Related to the Merger—Support Agreements.”

Indemnification and Insurance

As described in this proxy statement/prospectus, including in the section entitled “Management After the Merger—Limitation on Liability and Indemnification of Directors and Officers,” certain of Kintara’s directors and officer will be entitled to certain ongoing rights of indemnification and coverage under directors’ and officers’ liability insurance policies.

The Kintara board of directors was aware of these interests and considered them, among other matters, in its decision to approve the Merger.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding compensation that is based on or otherwise relates to the Merger for each of Kintara’s “named executive officers” whose compensation was disclosed in the Definitive Proxy Statement on Schedule 14A filed by us on May 17, 2024. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the merger-related compensation payable to Robert E. Hoffman, Kintara’s sole such named executive officer who is entitled to such types of compensation. As previously disclosed, Scott Praill and Dennis Brown, Kintara’s other two “named executive officers,” are no longer employed by Kintara and are not entitled to any compensation in connection with the Merger that could be considered “golden parachute” compensation, so they are excluded from the discussion below.

The description of the employment agreement between Mr. Hoffman and Kintara, dated November 8, 2021 (the “Hoffman Employment Agreement”) set forth in the section of this Form S-4 titled “Kintara’s Executive Compensation” is incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of Mr. Hoffman’s golden parachute compensation as of August 7, 2024, calculated in accordance with the SEC’s rules on disclosing golden parachute compensation, assume the following:

•	consummation of the Merger constitutes a change in control for purpose of the Hoffman Employment Agreement;

•	the change in control is consummated on August 7, 2024, the latest practicable date prior to the filing of this Amendment No. 3 to this Form S-4; and

•	that Mr. Hoffman’s employment is terminated without “cause” or with “good reason” immediately following the Merger.

Kintara and Mr. Hoffman expect to enter into to an amendment to the Hoffman Employment Agreement to extend the non-competition restrictions of the Hoffman Employment Agreement for a period of twelve months following the date that his employment terminates in exchange for, among other things, the vesting of all outstanding stock options previously granted to Mr. Hoffman by Kintara. The amounts in the table below do not include any value in respect of these stock options because they became vested prior to the consummation of the Merger. As of August 7, 2024, these options are underwater based on the current share price. However, based on a price per share of Kintara’s common stock of $0.20, the Black-Sholes value of such accelerated options is estimated to be $380.00.

Name	Cash(1)	Perquisites/ Benefits(2)	Total(3)
Named Executive Officer
Robert E. Hoffman	$1,218,930	$88,084	$1,307,014

(1)

Represents the cumulative severance payable pursuant to the Hoffman Employment Agreement, as described in the section of this Form S-4 titled “Kintara’s Executive Compensation”. The severance amount in this column is “double trigger” in nature, which means that payment of these amounts is conditioned upon a termination without “cause” or resignation for “good reason” (as such terms are used in the Hoffman Employment Agreement), within twelve months following a change in control. The amounts included in the column above reflect continued payment of Mr. Hoffman’s current base salary for a period of 18-months ($891,900) plus a one-time payment of his current target annual bonus ($327,030). The severance benefits are contingent upon Mr. Hoffman complying with the non-compete, non-solicitation, and confidentiality provisions set forth in the Hoffman Employment Agreement.

(2)	Represents the estimated cost of continued health coverage payable by Kintara during Mr. Hoffman’s 18-month severance period.
(3)

The table above does not reflect any reduction (i.e. a “cutback”) that may apply to the amounts otherwise payable to Mr. Hoffman following a change in control in accordance with the Hoffman Employment Agreement, in order that such payments will not constitute an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code, or would otherwise be subject to the excise tax imposed under Section 4999 of the Code.

Interests of TuHURA’s Directors and Officers in the Merger

In considering the recommendation of the TuHURA Board with respect to approving the Merger, stockholders should be aware that TuHURA’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of TuHURA stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The TuHURA Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the TuHURA stockholders approve the Merger as contemplated by this proxy statement/prospectus.

Ownership Interests

As of August 1, 2024, TuHURA’s current directors and executive officers beneficially owned, in the aggregate approximately 38.16% of the shares of TuHURA capital stock, which for purposes of this subsection excludes any TuHURA shares issuable upon exercise or settlement of TuHURA stock options held by such individual. Each of TuHURA’s officers, directors and affiliated stockholders have also entered into a support agreement in connection with the Merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger — Support Agreements” beginning on page 182 of this proxy statement/prospectus.

Certain TuHURA stockholders affiliated with TuHURA’s directors also currently hold shares of TuHURA capital stock. The table below sets forth the beneficial ownership of TuHURA Common Stock on an “as converted” basis taking into account shares of TuHURA Common Stock, TuHURA Preferred Stock convertible into shares of TuHURA Common Stock and TuHURA warrants exercisable for TuHURA Common Stock that is held by affiliates of TuHURA’s directors as of August 1, 2024.

Stockholder	Number of Shares of TuHURA Common Stock held
KP Biotech, LLC(1)	14,380,000
CA Patel F&F Investments, LLC(2)	14,380,000
Morphogenesis Bridge Note LLC(3)	9,384,700

(1)

Consists of: (i) 11,880,000 shares of TuHURA Common Stock issuable upon the conversion of TuHURA Series A Preferred Stock held by KP Biotech Group, LLC, a Florida limited liability company (“KP Biotech”) and (ii) 2,500,000 shares of TuHURA Common Stock issuable pursuant to currently exercisable warrants that are held by KP Biotech. Dr. Patel is the manager of KP Biotech and may therefore be deemed to have voting and dispositive power over the shares held by it. Dr. Patel disclaims beneficial ownership of the shares held by KP Biotech.

(2)

Consists of: (i) 11,880,000 shares of TuHURA Common Stock issuable upon the conversion of TuHURA Series A Preferred Stock held by CA Patel F&F Investments, LLC, a Florida limited liability company (“CA Patel”) and (ii) 2,500,000 shares of TuHURA Common Stock issuable pursuant to currently exercisable warrants that are held by CA Patel. Dr. Patel is the manager of CA Patel and may therefore be deemed to have voting and dispositive power over the shares held by it. Dr. Patel disclaims beneficial ownership of the shares held by CA Patel.

(3)

Consists of: (i) 6,625,478 shares of TuHURA Common Stock issuable upon the conversion of Series A-1 Preferred Stock held by Morphogenesis Bridge Note LLC, a Florida limited liability company (“Morpho Bridge Note”), and (ii) 2,759,222 shares of TuHURA Common Stock issuable pursuant to currently exercisable warrants that are held by Morpho Bridge Note. Dr. Patel is the manager of Morpho Bridge Note and may therefore be deemed to have voting and dispositive power over the shares held by it.

Treatment of TuHURA Options

Under the terms of the Merger Agreement, each option to purchase shares of TuHURA Common Stock that is outstanding and unexercised immediately prior to the Effective Time under TuHURA’s 2019 Amended and Restated Equity Incentive Plan (“TuHURA Equity Plan”) and that, following assumption by Kintara at the Effective Time, will be eligible to be registered on Form S-8, whether or not vested, will be converted into an option to purchase shares of Kintara Common Stock. Kintara will assume TuHURA’s Equity Plan and each such outstanding option to purchase shares of TuHURA Common Stock in accordance with the terms (as in effect as of the date of the Merger Agreement) of TuHURA’s Equity Plan and the terms of the stock option agreement by which such option to purchase shares of TuHURA Common Stock is evidenced. The table below sets forth information regarding the TuHURA stock options held as of August 1, 2024 by each of TuHURA’s current executive officers and directors. The number of shares of common stock underlying such options and their relative exercise price will be adjusted appropriately to reflect the Exchange Ratio.

Name	Number of Vested Options Held	Weighted Average Exercise Price of Vested Options	Number of Unvested Options Held	Weighted Average Exercise Price of Unvested Options
James Bianco, M.D.	2,133,333	$0.66	1,069,200	$0.72
Dan Dearborn, CPA	1,064,549	$0.49	1,268,601	$0.68
Kiran C. Patel, M.D.	1,655,757	$0.65	—	$—
George Ng	351,514	$0.53	—	$—
Michael Lawman, Ph.D.	1,199,066	$0.43	160,000	$0.66
Patricia Lawman, M.D.	1,307,154	$0.48	195,333	$0.66
Alan List, M.D.	151,514	$0.70	—	$—
Dr. James Manuso	151,514	$0.70	—	$—

Treatment of TuHURA Warrants

Under the terms of the Merger Agreement, each warrant to purchase shares of TuHURA Common Stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into a warrant to purchase shares of Kintara Common Stock. From and after the Effective Time: (i) each outstanding TuHURA warrant assumed by Kintara may be exercised solely for shares of Kintara Common Stock; (ii) the number of shares of Kintara Common Stock subject to each outstanding TuHURA warrant assumed by Kintara will be determined by multiplying (A) the number of shares of TuHURA Common Stock that were subject to such TuHURA warrant, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio; and (iii) the per share exercise price for the TuHURA Common Stock issuable upon exercise of each TuHURA warrant assumed by Kintara will be determined by dividing (A) the per share exercise price of TuHURA Common Stock subject to such TuHURA Warrant as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent. Each TuHURA warrant assumed by Kintara will otherwise continue in full force and effect and the term, any restriction on the exercise and other provisions of such TuHURA warrant will otherwise remain unchanged. However, the Kintara board of directors or a committee thereof will succeed to the authority and responsibility of the TuHURA Board or any committee thereof with respect to each TuHURA warrant assumed by Kintara in accordance with the terms of the Merger Agreement.

TuHURA Series A Warrant Extension

On July 1, 2024, TuHURA’s board of directors approved an extension to the exercise date of TuHURA warrants issued to certain investors (the “Series A Investors”) in connection with TuHURA’s private placement of shares of Series A Preferred Stock (the “Series A Warrants”). The Series A Warrants were issued in August 2017 and have an expiration date of August 12, 2024 (“the Expiration Date”). TuHURA’s board of directors approved of an extension to the Expiration Date by six (6) months to February 12, 2024 (the “TuHURA Warrant Extension”). The terms and conditions of the Extension are set forth in a warrant amendment agreement to be effective as of August 9, 2024 (the “TuHURA Warrant Amendment”), offered to each of the Series A Investors to effect the TuHURA Warrant Extension, among other matters. In the event that a Series A Investor does not countersign and return a TuHURA Warrant Amendment, the exercise date of such Series A Investor’s Series A Warrants will expire on the Expiration Date. Other than as set forth in the TuHURA Warrant Amendment, the underlying terms and conditions of the Series A Warrants will remain unchanged, and, if issued and outstanding as of the Effective Time, such Series A Warrant will be converted into and exchanged for a warrant to purchase Kintara Common Stock, subject to the adjustments as set forth in the Merger Agreement.

Management After the Merger

As described in the section captioned “Management After the Merger” beginning on page 344 of this proxy statement/prospectus, the Merger Agreement provides that TuHURA’s directors and officers, along with Robert E. Hoffman as a director of the surviving company, shall become four of the five directors and all of the executive officers of the surviving company upon the closing of the Merger.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the TuHURA directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement — Indemnification and Insurance for Directors and Officers” beginning on page 162 of this proxy statement/prospectus.

Opinion of Kintara’s Financial Advisor

As stated above, pursuant to an engagement letter dated March 18, 2024, Kintara retained Lucid to act as a financial advisor in connection with the merger and to render the Opinion to the Kintara board of directors as to the fairness of the Exchange Ratio, from a financial point of view, to the stockholders of Kintara. On April 2, 2024, at the request of the Kintara board of directors, Lucid rendered the oral opinion, subsequently confirmed by delivery of the written opinion dated April 2, 2024, to the Kintara board of directors, that the Exchange Ratio was fair, from a financial point of view, to the stockholders of Kintara as of the date of such Opinion and based upon the various assumptions, qualifications and limitations set forth therein.

The full text of the Opinion is attached as Annex B to this proxy statement and is incorporated by reference. Kintara encourages its stockholders to read the Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Lucid. The summary of the Opinion set forth herein is qualified by reference to the full text of the Opinion. The Opinion is not a recommendation to the Kintara board of directors or to any stockholder as to how to vote with respect to the proposed merger or to take any other action in connection with the merger or otherwise.

In connection with the Opinion, Lucid took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed the Merger Agreement;

•

Reviewed and analyzed certain publicly available financial and other information for each of Kintara and TuHURA, respectively, including equity research on comparable companies and on Kintara, and certain other relevant financial and operating data furnished to Lucid by the management of each of Kintara and TuHURA, respectively;

•	Reviewed and analyzed certain relevant historical financial and operating data concerning TuHURA furnished to Lucid by the management of TuHURA;

•	Discussed with certain members of the management of Kintara the historical and current business operations, financial condition and prospects of Kintara and TuHURA;

•	Reviewed and analyzed certain operating results of TuHURA as compared to operating results and the reported price and trading histories of certain publicly traded companies that Lucid deemed relevant;

•	Reviewed and analyzed certain financial terms of the merger agreement as compared to the publicly available financial terms of certain selected business combinations that Lucid deemed relevant;

•	Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Lucid deemed relevant;

•	Reviewed certain pro forma financial effects of the merger;

•

Reviewed and analyzed certain internal financial analyses, including the cash burn model over the next year, projections as to cost and expenses, reports, preliminary internal market opportunity assumptions and other information concerning TuHURA prepared by the management of Kintara and its advisors and utilized per instruction of Kintara; and

•	Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Lucid deemed relevant for the purposes of its Opinion.

In conducting Lucid’s review and arriving at Lucid’s Opinion, Lucid has, with Kintara’s consent, assumed and relied, without independent verification or investigation, upon the accuracy and completeness of all financial and other information provided to or discussed with Lucid by Kintara and TuHURA, respectively (for their respective employees, representatives or affiliates), or which is publicly available or was otherwise reviewed by Lucid. Lucid has not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Lucid has relied upon, without independent verifications, the assessment of Kintara management and TuHURA management as to the viability of, and risks associated with, the current and future products and services of TuHURA (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, Lucid has not conducted, nor has it assumed any obligation to conduct any physical inspection of the properties or facilities of Kintara or TuHURA. Furthermore, Lucid has assumed, with Kintara’s consent, that there will be no further adjustments to the Exchange Ratio between the date hereof and the date the final Exchange Ratio is determined. Lucid has, with Kintara’s consent, relied upon the assumption that all information provided to Lucid by Kintara and TuHURA is accurate and complete in all material respects.

Lucid expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Lucid’s Opinion of which Lucid has become aware after the date of its Opinion. Lucid assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Kintara or TuHURA since the date of the last financial statements made available to Lucid. Lucid has not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Kintara or TuHURA, nor has Lucid been furnished with such materials. In addition, Lucid has not evaluated the solvency or fair value of Kintara or TuHURA under any state or federal laws relating to bankruptcy, insolvency or similar matters. Lucid’s Opinion does not address any legal, tax or accounting matters related to the merger, as to which Lucid has assumed that Kintara and the Kintara board of directors have received such advice from legal, regulatory, tax and accounting advisors as each has determined appropriate. Lucid’s Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view, to the Kintara Stockholders. Lucid expresses no view as to any other aspect or implication of the merger or any other agreement or arrangement entered into in connection with the merger. Lucid’s Opinion is necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Lucid on the date of its Opinion. It should be understood that although subsequent developments may affect Lucid’s Opinion, Lucid does not have any obligation to update, revise or reaffirm its Opinion and Lucid expressly disclaims any responsibility to do so.

Lucid did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering the Opinion, Lucid assumed in all respects material to Lucid’s analysis, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party will perform all of the standards of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger will be satisfied without waiver or amendment of any term or condition thereof. Lucid has assumed that the final form of the merger agreement and the CVR Agreement will be substantially similar to the last draft reviewed by Lucid. Lucid has also assumed that all governmental, regulatory and other consents and approvals contemplated by the merger agreement or otherwise required for the transactions contemplated thereby will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on Kintara, the Company or the contemplated benefits of the merger. Lucid has assumed that the merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. Kintara has informed Lucid, and Lucid has assumed, that the merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

It is understood that the Lucid Opinion is intended for the benefit and use of the Kintara board of directors in its consideration of the financial terms of the merger and, except as set forth in Lucid’s engagement letter with Kintara, dated March 18, 2024 (referred to as the “Engagement Letter”), may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without Lucid’s prior written consent, unless pursuant to applicable law or regulations or required by other regulatory authority by the order or ruling of a court or administrative body, except that this Opinion may be included in its entirety in any filing related to the merger to be filed with the Securities and Exchange Commission and the proxy statement to be mailed to the Kintara stockholders. The Opinion does not constitute a recommendation to the Kintara board of directors of whether or not to approve the merger or to any Kintara stockholder or any other person as to how to vote with respect to the merger or to take any other action in connection with the merger or otherwise. Lucid’s Opinion does not address Kintara’s underlying business decision to proceed with the merger or the relative merits of the merger compared to other alternatives available to Kintara. Lucid expressed no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Kintara, will trade at any time, including following the announcement or consummation of the merger. Lucid has not been requested to opine as to, and its Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the merger, or any class of such persons, relative to the compensation to be paid to the Kintara stockholders in connection with the merger or with respect to the fairness of any such compensation.

The Opinion may not be published or otherwise used or referred to, nor shall any public reference to Lucid be made, without Lucid’s prior written consent.

Principal Financial Analyses

The following is a summary of the principal financial analyses performed by Lucid to arrive at its Opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Lucid performed certain procedures, including each of the financial analyses described below and reviewed with the Kintara board of directors the assumptions on which such analyses were based and other factors, including the historical and projected financial results of Kintara and TuHURA.

Transaction Overview as of the Date of the Opinion

Based upon the Exchange Ratio of 6.3155 at the time of the signing of the Merger Agreement, it was estimated that at the closing of the merger and assuming that the CVR distribution has occurred: (a) TuHURA equity holders as of immediately prior to the merger (including the shares issued in the approximately $31 million Pre-Closing Financing) will own approximately 94.5% of the fully-diluted shares of Kintara Common Stock at the closing of the merger, and (b) the Kintara equity holders as of immediately prior to the merger (excluding for this purpose certain out-of-the-money Kintara options) will own approximately 5.5% of the fully-diluted shares of Kintara Common Stock at the closing of the merger, in each case, subject to adjustment of the Exchange Ratio as set forth in the merger agreement and described herein.

TuHURA Valuation

Lucid utilized a TuHURA valuation of $190.7 million, which was calculated by adding the negotiated pre-money enterprise value of TuHURA of $160.0 million plus $30.7 million raised in the pre-closing financing.

Analysis of Selected Initial Public Offering Transactions

Lucid reviewed certain publicly available information for the IPOs of 18 oncology-focused biopharmaceutical companies that have completed an IPO since March 2017 and whose lead product at the time of IPO was in a Phase 2 or Phase 3 stage of clinical development. Although the companies referred to below were used for comparison purposes, none of these companies are directly comparable to TuHURA. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. These companies, which are referred to as the “Selected Precedent IPO Companies,” were:

•	Acrivon Therapeutics, Inc.

•	Adlai Nortye

•	Ambrx Biopharma

•	ArriVent BioPharma

•	BeyondSpring

•	BioAtla, Inc.

•	Candel Therapeutics Inc.

•	Elevation Oncology

•	Erasca, Inc.

•	Evaxion Biotech

•	Genelux Corp.

•	Genprex

•	Lantern Pharma Inc.

•	Monopar Therapeutics

•	NuCana plc

•	Sensei Biotherapeutics

•	Tocagen

•	UroGen Pharma

The total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents at the time of its IPO. The Selected Precedent IPO Companies had total enterprise values between $35.7 million and $1.4 billion. Lucid derived a median total enterprise value of $180.8 million for the Selected Precedent IPO Companies. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Lucid then calculated a range of implied total equity values for TuHURA (by adding an estimated $35.1 million in cash at closing), which was $123.8 million to $377.5 million. This compares to TuHURA’s implied equity value as per the merger agreement of approximately $190.8 million.

Selected Precedent IPO Companies

Filing Date	Issuer	Enterprise Value ($M)
1/25/2024	ArriVent BioPharma	$233.9
9/29/2023	Adlai Nortye	354.7
1/25/2023	Genelux Corp.	152.8
11/14/2022	Acrivon Therapeutics, Inc.	166.3
7/26/2021	Candel Therapeutics Inc.	126.6
7/15/2021	Erasca, Inc.	1,367.2
6/24/2021	Elevation Oncology	195.2
6/17/2021	Ambrx Biopharma	462.3
2/4/2021	Evaxion Biotech	151.7
2/3/2021	Sensei Biotherapeutics	383.4
12/15/2020	BioAtla, Inc.	305.7
6/10/2020	Lantern Pharma Inc.	43.2
12/18/2019	Monopar Therapeutics	70.0
3/29/2018	Genprex	35.7
9/27/2017	NuCana plc	277.5
5/3/2017	UroGen Pharma	76.1
4/13/2017	Tocagen	71.7
3/9/2017	BeyondSpring	413.3

Analysis of Selected Publicly Traded Companies

Based on its experience and professional judgment and using financial screening sources and databases to find companies that share similar business characteristics to TuHURA within the biopharmaceutical industry, Lucid selected financial data of 30 publicly traded companies (referred to as the “Selected Publicly Traded Companies”). Each of the Selected Publicly Traded Companies had a lead candidate in Phase 2 or Phase 3 stage of clinical development and focused on the oncology space. Although the companies referred to below were used for comparison purposes, none of those companies is directly comparable to TuHURA. Accordingly, an analysis of the results of such a comparison is not purely mathematical but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. The total enterprise values are based on closing stock prices on April 2, 2024. The Selected Publicly Traded Companies were:

•	Adaptimmune Therapeutics plc

•	Adlai Nortye

•	ArriVent BioPharma

•	Arvinas, Inc.

•	Bicycle Therapeutics plc

•	BioAtla, Inc.

•	BriaCell Therapeutics Corp.

•	Candel Therapeutics Inc.

•	Cel-Sci Corp.

•	Citius Pharmaceuticals Inc.

•	Cogent Biosciences Inc.

•	Day One Biopharmaceuticals

•	Erasca, Inc.

•	Genelux Corp.

•	Gritstone bio, Inc.

•	IDEAYA Biosciences, Inc.

•	ImmunityBio, Inc.

•	Immutep Ltd.

•	Kazia Therapeutics Ltd.

•	Lantern Pharma Inc.

•	Leap Therapeutics Inc.

•	MAIA Biotechnology, Inc.

•	NGM Biopharmaceuticals, Inc.

•	NuCana plc

•	Oncolytics Biotech Inc.

•	PDS Biotechnology Corporation

•	Plus Therapeutics, Inc.

•	Portage Biotech Inc.

•	Tracon Pharmaceuticals Inc.

•	Zentalis Pharmaceuticals, Inc.

The Selected Publicly Traded Companies had implied total enterprise values between negative $14.0 million and $4.2 billion. Lucid derived a median implied total enterprise value of $83.6 million for the Selected Publicly Traded Companies. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Lucid then calculated a range of implied total equity values for TuHURA (by adding an estimated $35.1 million in cash at closing), which was $57.9 million to $383.2 million. This compares to TuHURA’s implied equity value as per the merger agreement of approximately $190.8 million.

Selected Publicly Traded Companies

Company Name	Enterprise Value ($M)
ImmunityBio, Inc.	$4,185.0
IDEAYA Biosciences, Inc.	2,572.0
Arvinas, Inc.	1,070.2
Day One Biopharmaceuticals	1,018.2
Adlai Nortye	649.6
Bicycle Therapeutics plc	529.1
ArriVent BioPharma	452.8
Zentalis Pharmaceuticals, Inc.	386.8
Immutep Ltd.	232.3
Adaptimmune Therapeutics plc	223.9
Cogent Biosciences Inc.	173.5
Gritstone bio, Inc.	143.2
Citius Pharmaceuticals Inc.	135.5
PDS Biotechnology Corporation	103.7
Cel-Sci Corp.	98.7
Erasca, Inc.	68.4
BioAtla, Inc.	60.3
Lantern Pharma Inc.	57.2
Oncolytics Biotech Inc.	52.8
BriaCell Therapeutics Corp.	37.8
Candel Therapeutics Inc.	36.9
MAIA Biotechnology, Inc.	36.9
Genelux Corp.	18.1
Tracon Pharmaceuticals Inc.	11.3
Kazia Therapeutics Ltd.	6.5
Portage Biotech Inc.	5.4
Plus Therapeutics, Inc.	3.6
Leap Therapeutics Inc.	(3.1)
NuCana plc	(9.4)
NGM Biopharmaceuticals, Inc.	(14.0)

Analysis of Selected Precedent M&A Transactions

Lucid reviewed the financial terms, to the extent the information was publicly available, of the 13 most recent qualifying merger transactions of companies in the biopharmaceutical industry, which had a lead candidate in the Phase 2 or Phase 3 stage of clinical development and focused on the oncology space (referred to as the “Selected Precedent M&A Transactions”). Although the precedent transactions referred to below were used for comparison purposes, none of the target companies is directly comparable to TuHURA. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such companies and TuHURA to which they are being compared. Lucid reviewed the total enterprise values of the target companies (not including downstream milestone payments). These transactions, including the date each was closed, were as follows below.

The Selected Precedent M&A Transactions had total implied enterprise values between $10.7 million and $2.7 billion. Lucid derived a median total enterprise value of $376.3 million for the Selected Precedent M&A Transactions. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Lucid then calculated a range of implied total enterprise values for TuHURA (by adding an estimated $35.1 million in cash at closing), which was $67.6 million to $1.1 billion. This compares to TuHURA’s implied equity value as per the merger agreement of approximately $190.8 million.

Selected Precedent M&A Transactions

Announced Date	Target	Acquirer	Implied Enterprise Value ($M)
1/26/2024	Rain Oncology	Pathos AI	$32.5
12/27/2023	Point Biopharma Global	Eli Lilly and Company	909.9
8/23/2023	Apexigen	Pyxis Oncology	10.7
3/8/2023	F-Star Therapeutics	InvoX Pharma	102.1
1/19/2023	Advaxis	Ayala Pharmaceuticals	11.3
4/16/2021	Five Prime Therapeutics	Amgen	1,651.9
1/7/2021	Oncoceutics	Chimerix	78.0
12/18/2020	VelosBio	Merck & Co.	2,696.0
12/11/2020	Genkyotex	Calliditas Therapeutics	32.3
7/30/2019	Peloton Therapeutics	Merck & Co.	1,050.0
6/21/2018	ARMO BioSciences	Eli Lilly and Company	1,462.6
6/20/2018	Viralytics	Merck Sharp & Dohme	376.3
5/9/2018	Cascadian Therapeutics	Seattle Genetics	529.8

Discounted Cash Flow Analysis

Lucid estimated a range of total enterprise values for TuHURA based upon the present value of TuHURA’s estimated after-tax unlevered free cash flows. In conducting its diligence, Kintara utilized the projections and estimates provided by TuHURA and then added certain adjustments to derive the financial projections for TuHURA as described below. Lucid then reviewed and analyzed the revenue and expense projections for TuHURA as prepared by the management of Kintara.

Kintara adjusted the market opportunity for the Merkel Cell Carcinoma (“MCC”) program by decreasing the penetration rate for TuHURA’s program for the eligible population down to 15% in the launch year, 20% in year 1, 25% in year 2 and 30% in year 3. Kintara utilized market penetration rates through launch year through the first four years of each additional program as follows: Lymphoma DLBCL: (5%, 8%, 10%, 15%), NSCLC (4%, 7%, 10%, 15%), Bladder (2%, 7%, 10%, 14%) and Cervical: (2%, 5%, 8%, 10%) as provided by TuHURA. Kintara assumed a commercial launch for IFx-2.0 sales in MCC in the fourth quarter of 2026 and the remaining programs launched in 2028. Kintara assumed the commercial launch to commence in the fourth quarter of 2026 for MCC given the programs advanced stage of development and TuHURA’s plans at such time to commence the Phase 3 trial for the IFx-2.0 personalized cancer vaccine for advanced MCC in the first quarter of 2025 and the timing to complete the trial utilizing the FDA’s accelerated approval pathway. A detailed outline of the revenue mix between each of TuHURA’s business segments for IFx-2.0 for MCC and the Basket Trial as well as IFx-3.0 for Lymphoma (along with patient population, market penetration rate and projected revenue) is outlined in the table below. Kintara assumed no annual unit price increase and a cost-of-goods sold based on 20% of each program’s total sales revenue. After arriving at a set of projections, Kintara further adjusted the revenue assumptions downward in the years 2028 to 2034 to reflect a 39.8% probability of success (calculated by determining the likelihood of approval of each program) given the clinical stage of development of TuHURA’s products. This adjustment was determined by analyzing the Biotechnology Innovation Organization’s “Clinical Development Success Rates and Contributing Factors in 2011-2020” report published in 2021 for the likelihood of a Phase III solid tumor oncology company to reach FDA approval. However, it is important to note that reliance on historical data for estimating future success carries inherent limitations. These limitations include the potential differences in the specific characteristics of the MCC program compared to the general pool of historical data, such as variations in the specific cancer subtype, treatment modality, patient demographics, and the evolving regulatory landscape. Additionally, past success rates may not fully account for the rapid advancements in medical research, technology, and therapeutic approaches that could influence the probability of success in more contemporary or future contexts. Kintara also applied this probability adjustment to expenses, which consisted of cost of goods sold, royalty payments, research and development costs, general and administrative and commercialization expenses and then subtracted all the risk-adjusted expenses in the projection period from risk-adjusted revenue. Kintara then assumed a 28.0% corporate tax rate when calculating unlevered free cash flow.

In performing this discounted cash flow analysis, Lucid utilized discount rates ranging from 7.7% to 11.7%, which were selected based on the capital asset pricing model and the estimated weighted average cost of capital of the Selected Publicly Traded Companies. This discounted cash flow analysis assumed that TuHURA will have no terminal value after 2034, does not take into account TuHURA’s available net operating losses, if any, does not take into account stock-based compensation costs, if any, and assigns no value to revenues beyond 2034.

Using the range of discount rates of 7.7% to 11.7%, Lucid then calculated a range of implied total equity values for TuHURA (by adding an estimated $35.1 million in cash at closing), which was $608.5 million to $825.5 million. This compares to TuHURA’s implied equity value of approximately $190.8 million.

The following table presents a summary of the Kintara-prepared TuHURA financial projections that were made available to Lucid and the Kintara Board.

Neither Kintara nor TuHURA, as a matter of course, publicly discloses forecasts, internal projections as to future performance, revenues, earnings or other results of operations due to the inherent unpredictability and subjectivity of underlying assumptions and projections.

TuHURA’s future financial results may materially differ from those expressed in the projections due to factors that are beyond TuHURA’s ability to control or predict. TuHURA cannot make any assurances that the projections will be realized or that TuHURA’s future financial results will not materially vary from the projections.

The projections were prepared for internal use, and were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC regarding projections, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither TuHURA nor TuHURA’s or Kintara’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance with respect thereto or the achievability of the results reflected in such projections, and none of the foregoing assumes any responsibility for such information.

The projections included below are not being included herein to influence Kintara’s stockholders’ decision whether to vote in favor of any proposal contained in this proxy statement/prospectus/information statement. In light of the foregoing factors and the uncertainties inherent in the projections, stockholders are cautioned not to place undue reliance on the projections included in this proxy statement/prospectus/information statement.

Years	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Intent To Treat
Patient # / Market Penetration %
Merkel Cell Population	—	—	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3
Merkel Cell Penetration			15%	20%	25%	30%	30%	30%	30%	30%	30%
Lymphoma DLBCL Population	—	—	5.6	5.6	5.6	5.6	5.6	5.6	5.6	5.6	5.6
Lymphoma DLBCL Penetration			5%	8%	10%	15%	15%	15%	15%	15%	15%
NSCLC (Post-Chemo) Population	—	—	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0	18.0
NSCLC (Post-Chemo) Penetration			4%	7%	10%	15%	15%	15%	15%	15%	15%
Bladder (Metastatic) Population	—	—	27.5	27.5	27.5	27.5	27.5	27.5	27.5	27.5	27.5
Bladder (Metastatic) Penetration			2%	7%	10%	14%	14%	14%	14%	14%	14%
Cervical (Invasive) Population	—	—	13.9	13.9	13.9	13.9	13.9	13.9	13.9	13.9	13.9
Cervical (Invasive) Penetration			2%	5%	8%	10%	10%	10%	10%	10%	10%

Years	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Revenue ($)
Merkel Cell (IFx-2.0)	—	—	12.3	53.2	69.6	85.9	98.2	98.2	98.2	98.2	98.2
Lymphoma DLBCL (IFx-3.0)	—	—	—	—	17.5	80.5	119.0	157.5	210.0	210.0	210.0
Basket (NSCLC / Bladder / Cervical) (IFx – 2.0)	—	—	—	—	38.7	213.3	432.9	623.7	623.7	623.7	623.7
Total Revenue	—	—	12.3	53.2	125.8	379.7	650.1	879.4	931.9	931.9	931.9
COGS	—	—	(2.5)	(10.6)	(25.2)	(75.9)	(130.0)	(175.9)	(186.4)	(186.4)	(186.4)
Sales Force Related	—	—	(3.3)	(9.1)	(10.8)	(11.4)	(11.9)	(12.5)	(13.2)	(13.8)	(14.5)
Clinical Trial Expenses	(3.8)	(9.2)	(17.3)	(19.5)	(5.0)	(7.0)	(7.0)	(7.0)	—	—	—
CMC and R&D Wages	(10.5)	(13.7)	(10.0)	(11.0)	(12.1)	(13.3)	(14.0)	(14.7)	(15.4)	(16.2)	(17.0)
G&A	(4.1)	(4.3)	(5.5)	(6.1)	(6.7)	(7.3)	(7.7)	(8.1)	(8.5)	(8.9)	(9.3)
Net Cash Flows from Operations	($18.4)	($27.2)	($26.2)	($3.1)	$66.1	$264.8	$479.5	$661.3	$708.5	$706.6	$704.7
Unlevered Free Cash Flow	($16.1)	($24.5)	($23.4)	$0.3	$50.9	$194.3	$349.1	$480.1	$514.4	$513.2	$512.1
Risk Adjusted Unlevered Free Cash Flow	($16.1)	($24.5)	($14.1)	$0.2	$30.7	$117.0	$210.2	$289.0	$309.6	$309.0	$308.3

The summary set forth above does not purport to be a complete description of all the analyses performed by Lucid. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Lucid did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Lucid believes, and advised the Kintara board of directors, that its analyses must be considered as a whole. Selecting portions of its analyses and the factors considered by it without considering all analyses and factors could create an incomplete view of the process underlying its Opinion. In performing its analyses, Lucid made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Kintara and TuHURA. These analyses performed by Lucid are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Kintara, TuHURA, Lucid or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Lucid and its Opinion were among several factors taken into consideration by the Kintara board of directors in making its decision to enter into the merger agreement and should not be considered as determinative of such a decision.

Lucid was selected by the Kintara board of directors to render an opinion to the Kintara board of directors because Lucid is a nationally recognized investment banking firm and because, as part of its investment banking business, Lucid is continually engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, in the ordinary course of its business, Lucid and its affiliates may trade the equity securities of Kintara for its own account and for the accounts of their customers, and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date hereof, Lucid has not received any fees from Kintara. In the two years preceding the date hereof, Lucid has not had a relationship with TuHURA and has not received any fees from TuHURA. Lucid and its affiliates may in the future seek to provide investment banking or financial advisory services to Kintara and TuHURA and/or certain of their respective affiliates and expect to receive fees for the rendering of these services.

Pursuant to the engagement letter between Lucid and Kintara as of the time the merger agreement was approved, if the merger is consummated, Lucid will be entitled to receive a transaction fee of $300,000 payable in cash at the closing of the transaction. Kintara has also paid Lucid an Opinion fee of $150,000 upon delivery of its Opinion. Additionally, Kintara has agreed to reimburse Lucid for its out-of-pocket expenses and has agreed to indemnify Lucid against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Lucid, which are customary in transactions of this nature, were negotiated at arm’s length between Kintara and Lucid, and the Kintara board of directors was aware of the arrangement, including the fact that a portion of the fee payable to Lucid is contingent upon the completion of the merger.

Regulatory Approvals Required for the Merger

In the United States, Kintara must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of the Merger Shares in connection with the Merger and the filing of this proxy statement/prospectus with the SEC.

Accounting Treatment of the Merger

The Merger is expected to be treated by Kintara as a reverse recapitalization in accordance with U.S. GAAP. For accounting purposes, TuHURA is considered to be acquiring the assets and liabilities of Kintara in this transaction based on the terms of the Merger Agreement and other factors, including: (i) TuHURA’s equity holders will own a substantial majority of the voting rights in the combined company; (ii) TuHURA will designate a majority (four of five) of the initial members of the board of directors of the combined company; and (iii) TuHURA’s executive management team will become the management of the combined company. The combined company will be named “TuHURA Biosciences, Inc.,” and will be headquartered in Tampa, Florida. Accordingly, the Merger is expected to be treated as the equivalent of TuHURA issuing stock to acquire the net assets of Kintara. As a result of the Merger, the net assets of Kintara and TuHURA will be stated at carrying value, with no goodwill or other intangible assets recorded, and the historical results of operations prior to the Merger will be those of TuHURA.

Appraisal Rights and Dissenters’ Rights

Delaware Law

Kintara stockholders are not entitled to appraisal rights in connection with the Merger. TuHURA stockholders of record and “beneficial owners” (as defined in Section 262 of the DGCL) are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. All references in Section 262 and this summary to “stockholders” are to the record holders of the shares of TuHURA capital stock as of immediately prior to the effective time of the Merger as to which appraisal rights are asserted. All references in Section 262 and this summary to “beneficial owner” mean a person who is the beneficial owner of shares of TuHURA capital stock held either in voting trust or by a nominee on behalf of such person immediately prior to the effective time of the Merger. All references in Section 262 and this summary to “person” mean any individual, corporation, partnership, unincorporated association or other entity.

The discussion below is not a complete summary regarding TuHURA stockholders’ and beneficial owners’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of Section 262 of the DGCL, which may be accessed without subscription or cost at the Delaware Code Online (available at: https://delcode.delaware.gov/title8/c001/sc09/index.html#262) and is incorporated herein by reference. Stockholders and beneficial owners intending to exercise appraisal rights should carefully review the full text of Section 262 of the DGCL. Failure to follow precisely any of the statutory procedures set forth in Section 262 of the DGCL will result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that TuHURA stockholders or beneficial owners exercise their appraisal rights under Delaware law.

A stockholder or beneficial owner who desires to exercise appraisal rights must (i) not vote in favor of the adoption of the Merger Agreement, (ii) continuously hold the shares of record or continuously beneficially own the shares for which appraisal will be sought from the date of making the demand through the effective time of the Merger, and (iii) otherwise comply with the requirements of Section 262 of the DGCL.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within ten days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, and that appraisal rights are available. Such notice may, and, if given on or after the effective date of the merger, shall, also notify such stockholders of the effective date of the merger.

If the Merger is completed, within ten days after the effective date of the Merger, TuHURA, as the surviving corporation in the Merger, will notify its stockholders who are entitled to exercise appraisal rights that the Merger has been approved, the effective date of the Merger and that appraisal rights are available in connection with the Merger. Holders and beneficial owners of shares of TuHURA capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to TuHURA within 20 days after the date that notice is given. The execution and delivery of a written consent approving the Merger will constitute a waiver of your appraisal rights with respect to such shares covered by the written consent.

A demand for appraisal made by a stockholder must reasonably inform TuHURA of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of TuHURA capital stock held by such stockholder. Any such demand for appraisal should be executed by or on behalf of the holder of record of the shares for which appraisal is demanded, fully and correctly, as the stockholder’s name appears on TuHURA’s books and records and state that the person intends thereby to demand appraisal of the stockholder’s shares in connection with the Merger. The demand may also be made by a beneficial owner of shares of TuHURA capital stock if, in addition to otherwise satisfying the foregoing requirements, (i) such beneficial owner continuously owns such shares through the effective time of the Merger and otherwise satisfies the requirements for appraisal applicable to a stockholder of record under subsection (a) of Section 262 of the DGCL and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of such shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of such shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices and to be set forth on the verified list described below. Alternatively, beneficial owners of shares of TuHURA capital stock may have the holder of record of such shares submit the required demand in respect of such shares. Failure to deliver a written consent adopting the Merger Agreement and approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to c/o TuHURA Biosciences, Inc., 10500 University Drive, Suite 110, Tampa, FL 33612.

If shares of TuHURA capital stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, any demand for appraisal executed by the fiduciary should be executed in that capacity. If the shares of TuHURA capital stock are owned by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record or beneficial owner; however, the agent must identify the record holder or holders of the shares (and, if by an authorized agent of any beneficial owner or owners, must identify the beneficial owner or owners and otherwise comply with the requirements applicable to appraisal demands made by beneficial owners) and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record holder or holders or beneficial owner or owners, as he case may be.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

ALL DEMANDS MUST BE RECEIVED BY TUHURA WITHIN 20 DAYS AFTER THE DATE TUHURA GIVES A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE IN CONNECTION WITH THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of TuHURA capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of TuHURA capital stock.

At any time within 60 days after the Effective Time, any person who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such person’s demand and accept the terms of the Merger by delivering a written withdrawal to TuHURA. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of TuHURA capital stock.

Within 120 days after the effective date of the Merger, any person who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of stockholders or beneficial owners holding or owning these shares. This written statement will be mailed to the requesting person within 10 days after the person’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Merger, either the surviving corporation or any person who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and TuHURA, which will be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a person to file a petition within the period specified could nullify the person’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a person other than the surviving corporation and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all persons who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice as may be ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those persons who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the persons who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that person.

After determination of the persons entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those persons. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be fair value. When the fair value is determined, the Delaware Court of Chancery will direct the payment of the fair value, with interest thereon accrued during the pendency of the proceeding (if any) to the persons entitled to receive the same, upon surrender by the holders of the certificates representing those shares. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in Section 262, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value, the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger and which throw any light on future prospects of the merged corporation.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding (which do not include attorneys’ fees and the fees and expenses of experts) may be imposed upon the surviving corporation and the persons participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a person whose name appears on the list filed by the surviving corporation as described above, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any person in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

Any person who has demanded appraisal rights will not, after the effective date of the Merger, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective date of the Merger. If no petition for appraisal is filed within 120 days after the effective date of the Merger, or if a person who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the effective date of the Merger, then the right of that person to appraisal will cease and that person will be entitled to receive the merger consideration for shares of such person’s TuHURA capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective date of the Merger may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any person without the approval of the court and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, the preceding sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered in the Merger, within 60 days after the effective time of the Merger.

Failure to follow the steps required by Section 262 for perfecting appraisal rights will result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Kintara, TuHURA or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Kintara and Merger Sub, on the one hand, and TuHURA, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Kintara and TuHURA do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Kintara or TuHURA, because they were made as of specific dates and are modified by the disclosure schedules.

Structure

Subject to the terms and conditions of the Merger Agreement, and in accordance with Delaware law, at the Effective Time, Merger Sub, a wholly owned subsidiary of Kintara formed by Kintara in connection with the Merger, will merge with and into TuHURA, with TuHURA surviving as a wholly owned subsidiary of Kintara.

Completion and Effectiveness of the Merger

The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the TuHURA stockholders and the approval by the Kintara stockholders of the issuance of Kintara Common Stock and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the closing of the Merger. The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Kintara and TuHURA and designated in the certificate of merger. Neither Kintara nor TuHURA can predict the exact timing of the consummation of the Merger.

Merger Consideration

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of TuHURA Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares held in treasury and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Kintara Common Stock equal to the Exchange Ratio described in more detail below.

No fractional shares of Kintara Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Any fractional shares of Kintara Common Stock resulting from the conversion of shares of TuHURA Common Stock shall be issued as follows: (i) one share of Kintara Common Stock if the aggregate amount of fractional shares of Kintara Common Stock of any individual holder of TuHURA capital stock if upon conversion is equal to or exceeds 0.50 or (ii) no shares of Kintara Common Stock if the aggregate amount of fractional shares of Kintara Common Stock of any individual holder of TuHURA capital stock if upon conversion is equal to or is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of Kintara Common Stock a holder of TuHURA Common Stock upon the conversion of shares of TuHURA Common Stock would otherwise be entitled to receive shall be aggregated together first and prior to eliminating fractional shares.

Exchange Ratio

The Exchange Ratio is calculated using a formula intended to allocate existing Kintara and TuHURA securityholders a percentage of the combined company. Based on Kintara’s and TuHURA’s capitalization as of April 2, 2024, the date the Merger Agreement was executed, the Exchange Ratio is estimated to be equal to approximately 6.3155. As of August 1, 2024, the Exchange Ratio is estimated to be equal to approximately 6.2400, which takes into account the shares of TuHURA Common Stock issued in connection with the TuHURA July 2024 Private Placement. This estimate is subject to adjustment prior to closing of the Merger for the number of TuHURA outstanding shares as discussed below (and as a result, Kintara securityholders could own more, and TuHURA securityholders could own less, or vice versa, of the combined company). The Reverse Split, if approved, will not impact the relative voting power of Kintara stockholders in the combined company because pursuant to the terms of the Merger Agreement, the Exchange Ratio will be proportionally adjusted based upon the actual reverse split ratio implemented in the Reverse Split.

After giving effect to the issuance of the CVR Shares, as described below, pre-Merger TuHURA equityholders would own approximately 94.55% of the combined company and pre-Merger Kintara equityholders would own approximately 5.45% of the combined company (excluding in each such case the effect of out-of-the-money options and warrants of Kintara that will remain outstanding after the Merger).

The Exchange Ratio formula is the quotient obtained (rounded to four decimal places) by dividing the number of TuHURA merger shares (defined below) by the TuHURA outstanding shares (defined below), in which:

•	“Aggregate valuation” means the sum of (i) the TuHURA valuation plus (ii) the Kintara valuation.

•	“TuHURA allocation percentage” means the quotient (expressed as a percentage and rounded to four decimal places) determined by dividing (i) the TuHURA valuation by (ii) the Aggregate valuation.

•	“TuHURA merger shares” means the product determined by multiplying (i) the post-closing Kintara shares by (ii) the TuHURA allocation percentage.

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“TuHURA outstanding shares” means, subject to certain adjustments pursuant to the terms of the Merger Agreement, the total number of shares of TuHURA Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted-to TuHURA Common Stock basis and assuming, without limitation or duplication, (i) the exercise of all TuHURA options and warrants outstanding as of immediately prior to the Effective Time, (ii) the conversion of all TuHURA convertible promissory notes into TuHURA Common Stock, and (iii) the issuance of shares of TuHURA Common Stock in respect of all other options, warrants or rights to receive such shares of TuHURA that will be outstanding immediately after the Effective Time.

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“TuHURA valuation” means $190,753,000; provided, however, that if TuHURA receives (x) less than $30,753,000 (the “Committed Funds”) before the Effective Time in the TuHURA Note Financing, the “TuHURA valuation” will be reduced by the difference between the Committed Funds and those funds actually received by TuHURA in connection with the TuHURA Note Financing or (y) more than the Committed Funds before the Effective Time in the TuHURA Note Financing, the “TuHURA valuation” will be increased by the difference between those funds actually received by TuHURA in connection with the TuHURA Note Financing and the Committed Funds.

•	“Kintara allocation percentage” means the quotient (expressed as a percentage and rounded to four decimal places) determined by dividing (i) the Kintara valuation by (ii) the aggregate valuation.

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“Kintara outstanding shares” means, subject to certain adjustments pursuant to the terms of the Merger Agreement (including, without limitation, the effects of the reverse stock split), the sum of (i) total number of shares of Kintara Common Stock and Kintara Preferred Stock (including, for the avoidance of doubt, any shares of Kintara Common Stock or Kintara Preferred Stock payable as dividends on any Kintara Preferred Stock or to be paid on such shares regardless of whether or not such dividend would accrue or be payable prior to or after the Effective Time) outstanding immediately prior to the Effective Time expressed on a fully diluted and as-converted-to-Kintara Common Stock basis, and assuming the exercise of the options to purchase shares of Kintara Common Stock and the Kintara Warrants and the settlement of the restricted stock units that can be settled in shares of Kintara Common Stock (using the treasury stock method), and other derivative rights of Kintara, plus (ii) the number of shares of Kintara Common Stock that is included in the CVR Payment Amount (as defined in the CVR Agreement) as of the date of the CVR Agreement and without regard to whether the Milestone (as defined in the CVR Agreement) is achieved. Notwithstanding any of the foregoing, any Kintara Options and Kintara Warrants with an exercise price equal to, or greater than, $0.20 per share (subject to certain adjustment pursuant to the terms of the Merger Agreement) will not be included in the total number of shares of Kintara Common Stock outstanding for purposes of determining the Kintara Outstanding Shares.

•	“Kintara valuation” means $11 million.

•	“Post-closing Kintara shares” mean the quotient determined by dividing (i) the Kintara outstanding shares by (ii) the Kintara allocation percentage.

The estimated Exchange Ratio for purposes of the unaudited pro forma condensed combined financial information was derived on a fully-diluted basis as of April 2, 2024 using a stipulated value of TuHURA of $190,753,000 and of Kintara of $11.0 million. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information.”

Calculation of Exchange Ratio

No later than five business days before the anticipated closing date, Kintara will deliver to TuHURA an Exchange Ratio statement setting forth Kintara’s determination of the Exchange Ratio and TuHURA will cooperate with Kintara and provide information to Kintara to the extent necessary to allow Kintara to calculate the Exchange Ratio. No later than three business days after delivery of the Exchange Ratio statement (the last day of such period referred to as the response date), TuHURA will have the right to dispute any part of the exchange ratio statement by delivering a written notice to that effect to Kintara (referred to herein as a dispute notice). Any dispute notice will identify, in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to the exchange ratio statement and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

If, on or prior to the response date, TuHURA notifies Kintara in writing that it has no objections to the exchange ratio statement or, if on the response date, TuHURA fails to deliver a dispute notice, then the Exchange Ratio as set forth in the exchange ratio statement will be deemed to have been finally determined for purposes of the Merger Agreement and to represent the Exchange Ratio for purposes of the Merger Agreement.

If TuHURA delivers a dispute notice on or prior to the response date, then representatives of Kintara and TuHURA will promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the Exchange Ratio. If the representatives are unable to negotiate an agreed-upon determination of the Exchange Ratio within three business days after delivery of the dispute notice (or such other period as the parties may mutually agree upon), then any remaining disagreements as to the calculation of the Exchange Ratio shall be referred to an independent auditor of recognized national standing jointly selected by

Kintara and TuHURA. If the parties are unable to select an independent auditor within five days, then either Kintara or TuHURA may request that the American Arbitration Association make such selection. The determination of the amount of the Exchange Ratio made by the accounting firm will be final and binding and will (absent manifest error) be deemed to have been finally determined for purposes of the Merger Agreement and to represent the Exchange Ratio for purposes of the Merger Agreement.

Treatment of TuHURA Options

Under the terms of the Merger Agreement, each option to purchase shares of TuHURA Common Stock, whether vested or unvested, that is outstanding immediately prior to the Effective Time will be assumed and converted into an option to purchase shares of Kintara Common Stock on the same terms and conditions (including any forfeiture and post-termination exercise provisions, but not taking into account any accelerated vesting provided for in the TuHURA Equity Plan or in the related award document by reason of the transactions contemplated hereby) as were applicable to such option as of immediately prior to the Effective Time.

Accordingly, at the Effective Time, subject to certain limitations as set forth in the Merger Agreement: (5) the number of shares of Kintara Common Stock subject to each outstanding TuHURA stock option assumed by Kintara shall be equal to (A) the number of shares of TuHURA Common Stock subject to such TuHURA stock option assumed by Kintara, as in effect immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, (ii) the per share exercise price of each TuHURA stock option assumed by Kintara shall be equal to exercise price per share of such option immediately prior to the Effective Time divided by the Exchange Ratio, and (iii) from and after the Effective Time, (x) references to the “Company” under the Company Equity Plan shall be deemed to refer to Kintara, (y) references to the “Board” under the Company Equity Plan shall be deemed to refer to the Kintara board of directors, and (z) the committee that administers the Company Equity Plan shall be a committee established by the Kintara board of directors.

Each TuHURA stock option assumed by Kintara will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such TuHURA stock option will otherwise remain unchanged in all material respects.

Treatment of TuHURA Warrants

Under the terms of the Merger Agreement, each warrant to purchase shares of TuHURA Common Stock issued and outstanding immediately prior to the Effective Time, whether or not vested, will be converted into and become exchangeable for a warrant of like tenor entitling the holder to purchase shares of Kintara Common Stock.

Accordingly, at the Effective Time, (i) the number of shares of Kintara Common Stock subject to each outstanding TuHURA warrant assumed by Kintara will be determined by multiplying (A) the number of shares of TuHURA Common Stock issuable upon exercise of the TuHURA warrant that were subject to such TuHURA warrant as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and (ii) the per share exercise price for the Kintara Common Stock issuable upon exercise of each TuHURA warrant assumed by Kintara will be determined by dividing (A) the per share exercise price of Kintara Common Stock subject to such TuHURA warrant as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio. Each TuHURA warrant assumed by Kintara will otherwise continue in full force and effect and the term, any restriction on the exercise and other provisions of such TuHURA warrant will otherwise remain unchanged.

Treatment of Kintara Common Stock, Kintara Preferred Stock, and Kintara Options and Warrants

Each share of Kintara Common Stock and Kintara Preferred Stock issued and outstanding at the time of the Merger will remain issued and outstanding. In addition, each option to purchase shares of Kintara Common Stock that is outstanding immediately prior to the Effective Time, whether vested or unvested, and each warrant to acquire shares of Kintara Common Stock or Kintara Preferred Stock that is issued and outstanding will survive the closing and remain outstanding in accordance with its terms.

Immediately after the Merger, after giving effect to the issuance of the CVR Shares, Kintara securityholders as of immediately prior to the Merger are expected to own approximately 5.45% of the outstanding shares of the combined company (excluding the effect of out-of-the-money options and warrants of Kintara that will remain outstanding after the Merger).

Exchange and Payment

Promptly after the Effective Time, Kintara will cause an exchange agent to issue and send to each holder of shares of TuHURA Common Stock, other than with respect to certain excluded shares or dissenting shares, that number of whole shares of Kintara Common Stock to which such holder of shares of TuHURA Common Stock is entitled to receive pursuant to the terms of the Merger Agreement in exchange for shares of TuHURA Common Stock in book-entry form unless a physical certificate is requested, and any dividends or other distributions payable under the Merger Agreement (other than the CVR Distribution).

Directors and Officers of Kintara Following the Merger

Pursuant to the Merger Agreement, each of the directors and officers of Kintara who will not continue as directors or officers of Kintara following the consummation of the Merger will resign effective as of the closing of the Merger. Effective as of the Effective Time, the Kintara board of directors will consist of a total of five directors, one of whom will be designated by Kintara and four of whom will be designated by TuHURA. Kintara will designate Robert E. Hoffman to serve as a member of the Kintara board of directors and TuHURA has designated Dr. James Manuso, Alan List, George Ng and James Bianco to serve as members of the Kintara board of directors.

In addition, upon the closing of the Merger, Dr. James D. Bianco will serve as Chief Executive Officer and President and Dan Dearborn will serve as Chief Financial Officer of Kintara.

Amendment of the Kintara Charter

In connection with the Merger, Kintara agreed to the Reincorporation. As part of the Reincorporation, Kintara will file a Certificate of Incorporation in the State of Delaware, which will be in the form and substance attached hereto as Annex G.

Additionally, Kintara agreed to amend the Kintara Charter to (i) change Kintara’s name to “TuHURA Biosciences, Inc.”, (ii) increase the number of authorized shares of Kintara Common Stock (to the extent applicable and necessary), and (iii) make such other changes as are mutually agreeable to by Kintara and TuHURA.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Kintara and TuHURA for a transaction of this type relating to, among other things:

•	corporate organization, good standing and corporate power;

•	capital stock;

•	subsidiaries;

•	authority to enter into the Merger Agreement and the related agreements;

•

except as otherwise specifically disclosed in the Merger Agreement, the fact that the execution of the Merger Agreement, the consummation of the Merger and other related transactions would not result in a violation or breach of, or default under the organizational documents, certain laws, governmental authorizations or certain contracts of the parties; result in any liens on the parties’ assets or require the consent of any third party;

•	financial statements and, with respect to Kintara, documents filed with the SEC;

•	liabilities;

•	material changes or events;

•	litigation;

•	compliance with laws;

•	health care regulatory matters;

•	benefit plans;

•	labor and employment matters;

•	environmental matters;

•	taxes;

•	material contracts;

•	insurance;

•	properties;

•	intellectual property;

•	with respect to TuHURA, its efforts with respect to ensuring the inapplicability of Section 203 of the DGCL;

•	only with respect to TuHURA, the fact that there is no stockholder rights plan or similar device;

•	related party transactions;

•	certain payments;

•	brokers;

•	only with respect to Kintara, opinion of its financial advisor; and

•	only with respect to Merger Sub, formation and status of Merger Sub.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger, but their accuracy forms the basis of one of the conditions to the obligations of Kintara and TuHURA to complete the Merger.

Covenants; Conduct of Business Pending the Merger

Kintara has agreed that, except as permitted by the Merger Agreement, as required by law, or unless TuHURA has provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, Kintara and its subsidiaries will use commercially reasonable efforts to conduct their business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and material contracts. Kintara has also agreed that, subject to certain limited exceptions, without the consent of TuHURA (which consent will not be unreasonably withheld, delayed or conditioned), it will not, and will not cause or permit any of its subsidiaries to, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement:

•

other than the distribution under the CVR (the “CVR Distribution”), declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for repurchase or redemption of shares of Kintara Common Stock from terminated employees, directors or consultants of Kintara);

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other than the CVR Distribution, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of any capital stock or other security (except for shares of Kintara Common Stock issued upon the valid exercise of outstanding Kintara options or Kintara warrants, or the settlement of Kintara RSUs); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security;

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except as required to give effect to anything in contemplation of the closing, amend the certificate of incorporation, bylaws or other similar organizational documents of Kintara or its subsidiaries, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;

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lend money to any person or entity; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or, other than the incurrence or payment of transaction expenses, make any capital expenditure or commitment in excess of $10,000;

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adopt, establish or enter into certain agreements, plans or arrangements relating to employment or benefits matters; cause or permit any such agreement, plan or arrangement to be amended other than as required by law or in order to make amendments for purposes of Section 409A of the Code; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or independent contractors; increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or hire any officer, employee or consultant;

•	enter into any material transaction outside the ordinary course of business;

•	acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any lien with respect to such assets or properties;

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other than in the ordinary course of business: make, change or revoke any material tax election; file any amended income or other material tax return; adopt or change any material accounting method in respect of taxes; enter into any material tax closing agreement or settle any material tax claim or assessment; consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment; or surrender any material claim for refund;

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waive, settle or compromise any pending or threatened legal proceeding against Kintara or any of its subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $50,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Kintara or its subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Kintara or any of its subsidiaries;

•	delay or fail to repay when due any material obligation, including accounts payable and accrued expenses;

•	forgive any loans to any person, including its employees, officers, directors or affiliate;

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terminate or modify in any material respect, or fail to exercise renewal rights to, any material insurance policy (other than obtaining any “tail” insurance coverage in connection with the closing of the Merger);

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(A) materially change pricing or royalties or other payments set or charged by Kintara or any of subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to Kintara or any of subsidiaries;

•	enter into, amend or terminate any of Kintara’s material contracts; or

•	agree, resolve or commit to do any of the foregoing.

TuHURA has agreed that, except as permitted by the Merger Agreement, as required by law, or unless Kintara shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, TuHURA will use commercially reasonable efforts to conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and material contracts. TuHURA has also agreed that, subject to certain limited exceptions, without the consent of Kintara (which consent will not be unreasonably withheld, delayed or conditioned), it will not, and will not cause or permit its subsidiary to, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for repurchase or redemption of shares of TuHURA Common Stock from terminated employees, directors or consultants of TuHURA);

•

except as required to give effect to anything in contemplation of the closing, amend the certificate of incorporation, bylaws or other organizational documents of TuHURA or its subsidiaries, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;

•

sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to any capital stock or other security of TuHURA or its subsidiaries (except for shares of outstanding TuHURA Common Stock issued upon the valid exercise or settlement of TuHURA options or warrants in accordance with their terms as in effect as of the date of the Merger Agreement); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security of TuHURA or its subsidiaries;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

•

lend money to any person or entity; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $100,000;

•

other than in the ordinary course of business: adopt, establish or enter into certain agreements, plans or arrangements relating to employment or benefits matters; cause or permit any such agreements, plans or arrangements to be amended other than as required by law or in order to make amendments for the purposes of compliance with Section 409A of the Code; pay any material bonus or make any material profit-sharing or similar payment to (except with respect to obligations in place on April 2, 2024, the date of the Merger Agreement, pursuant to any such agreements, plans or arrangements disclosed to Kintara), or materially increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees; increase the severance or change of control benefits offered to any of its current or new directors, employees or consultants; or hire any individual who may reasonably be deemed to be an “executive officer” as defined under the Exchange Act;

•	enter into any material transaction outside the ordinary course of business;

•

acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any lien with respect to such assets or properties, except in the ordinary course of business;

•

sell, assign, transfer, license, sublicense or otherwise dispose of any material intellectual property rights owned by TuHURA, other than pursuant to non-exclusive licenses in the ordinary course of business;

•

other than in the ordinary course of business: make, change or revoke any material tax election; file any amended income or other material tax return; adopt or change any material accounting method in respect of taxes; enter into any material tax closing agreement or settle any material tax claim or assessment; consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment; or surrender any material claim for refund;

•

waive, settle or compromise any pending or threatened legal proceeding against TuHURA, other than waivers, settlements or agreements (A) for an amount not in excess of $50,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of TuHURA or any equitable relief on, or the admission of wrongdoing by TuHURA;

•	delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the ordinary course of business;

•	forgive any loans to any person, including its employees, officers, directors or affiliate;

•

terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy (other than obtaining any “tail” insurance coverage in connection with the closing of the Merger);

•	enter into, amend or terminate any of TuHURA’s material contracts;

•

materially change pricing or royalties or other payments set or charged by TuHURA or its subsidiaries to its customers or licensees or agree to materially change pricing or royalties or other payments set or charged by persons or entities who have licensed intellectual property to TuHURA or its subsidiaries; or

•	agree, resolve or commit to do any of the foregoing.

Contingent Value Rights

Prior to the Effective Time, the Kintara board of directors will declare a distribution, subject to withholding on account of taxes in the case of holders that do not establish an exemption from such tax withholding, to the holders of Kintara Common Stock, the holders of warrants to purchase shares of Kintara Common Stock, and the holders of Series C Kintara Preferred Stock that are entitled to such CVR distribution, in each case, of record as of the Record Date of the right to receive, subject to withholding on account of taxes in the case of holders that do not establish an exemption from such tax withholding, one contingent value right for each outstanding share of Kintara Common Stock held by such stockholder as of such date (or, in the case of holders of warrants to purchase shares of Kintara Common Stock and holders of Series C Kintara Preferred Stock that are entitled to the CVR Distribution, each share of Kintara Common Stock for which such Kintara warrant is exercisable or which such Series C Kintara Preferred Stock is convertible into), subject to and in accordance with the terms and conditions of, the CVR Agreement, discussed in greater detail under the section titled “Certain Agreements Related to the Merger — CVR Agreement” beginning on page 182 in this proxy statement/prospectus. The payment date will be three business days after the Effective Time; provided that the payment of such dividend may be conditioned upon the occurrence of the Effective Time.

Non-Solicitation

Each of Kintara and TuHURA have agreed that, except as described below, Kintara and TuHURA and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to led to an Acquisition Proposal or Acquisition Inquiry;

•	furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•	engage in discussions (other than to inform any person of the existence of the non-solicitation) or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

•	approve, endorse or recommend an Acquisition Proposal (subject to certain exceptions);

•	execute or enter into any letter of intent or any contract contemplating or otherwise relating to an Acquisition Transaction;

•	take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; or

•	publicly propose to do any of the foregoing.

An “Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by TuHURA, on the one hand, or Kintara on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal.

An “Acquisition Proposal” means, with respect to a party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of TuHURA or any of its affiliates, on the one hand, or by or on behalf of Kintara or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any Acquisition Transaction with such party.

An “Acquisition Transaction” means any transaction or series of related transactions involving:

•

any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: (i) in which Kintara, TuHURA or Merger Sub is a constituent entity, (ii) in which any individual, entity, governmental entity, or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Kintara, TuHURA or Merger Sub or any of their respective subsidiaries or (iii) in which Kintara, TuHURA or Merger Sub or any of their respective subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or

•

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of Kintara, TuHURA or Merger Sub and their respective subsidiaries, as applicable, taken as a whole.

Notwithstanding the foregoing, before obtaining the applicable approvals of the Kintara stockholders or TuHURA stockholders required to consummate the Merger, each party may furnish non-public information regarding such party and its subsidiaries to, and may enter into discussions or negotiations with, any third party in response to a bona fide written Acquisition Proposal, which such party’s board of directors determines in good faith, after consultation with such party’s financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Offer (and is not withdrawn), if:

•	neither such party nor any representative of such party has breached the non-solicitation provisions of the Merger Agreement described above in any material respect to such Acquisition Proposal;

•

such party’s board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of such board of directors under applicable law;

•

as promptly as reasonably practicable prior to furnishing any non-public information or entering into discussions with a third party, such party gives the other party written notice of the identity of the third party and of that party’s intention to furnish non-public information to, or enter into discussions with, such third party;

•

such party receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between Kintara and TuHURA; and

•

as promptly as reasonable practicable prior to furnishing any non-public information to a third party, such party furnishes the same non-public information to the other party to the extent not previously furnished.

A “Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that (a) was not obtained or made as a direct or indirect result of a breach, or in violation, of the Merger Agreement, (b) is on terms and conditions that the board of directors of the party receiving the offer determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to that party’s stockholders than the terms of the transactions contemplated by the Merger Agreement, (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed without unreasonable delay.

The Merger Agreement also provides that each party will promptly (and in no event less than twenty-four hours after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other party of the status and terms of, and keep the other party reasonably informed with respect to, any Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

Board Recommendation Change

Under the Merger Agreement, subject to certain exceptions described below, Kintara agreed that its board of directors may not withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of the Kintara board of directors in a manner adverse to TuHURA (each, a “Kintara board recommendation change”).

However, notwithstanding the foregoing, at any time prior to the approval of the proposals to be considered at the Kintara special meeting by the necessary vote of Kintara stockholders, if Kintara has received a bona fide written Superior Offer, the Kintara board of directors may make a Kintara board recommendation change if, but only if, following the receipt of and on account of such Superior Offer:

•

the Kintara board of directors determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Kintara board recommendation change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•

Kintara has, and has caused its financial advisors and outside legal counsel to, during the required four business day notice period, negotiated with TuHURA in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; and

•

if after TuHURA has delivered to Kintara a written offer to alter the terms or conditions of the Merger Agreement during the required four business day notice period, the Kintara board of directors has determined in good faith, based on the advice of its outside legal counsel, that the failure to make a Kintara board recommendation change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement); provided that (x) TuHURA receives written notice from Kintara confirming that the Kintara board of directors has determined to change its recommendation during the required notice period, which notice must include a description in reasonable detail of the reasons for such Kintara board recommendation change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any required notice period, TuHURA will be entitled to deliver to Kintara one or more counterproposals to such Acquisition Proposal and Kintara will, and will cause its representatives to, negotiate with TuHURA in good faith (to the extent TuHURA desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration that Kintara’s stockholders would receive as a result of such potential Superior Offer), Kintara will be required to provide TuHURA with notice of such material amendment and the required notice period will be extended, if applicable, to ensure that at least three business days remain in the required notice period following such notification during which the parties must comply again with the requirements in this provision and the Kintara board of directors must not make a Kintara board recommendation change prior to the end of such notice period as so extended (it being understood that there may be multiple extensions).

Under the Merger Agreement, subject to certain exceptions described below, TuHURA agreed that its board of directors may not withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of the TuHURA Board in a manner adverse to Kintara (referred to in this proxy statement/prospectus as a TuHURA board recommendation change).

However, notwithstanding the foregoing, at any time prior to the approval and adoption of the Merger Agreement by the necessary vote of TuHURA stockholders, if TuHURA has received a bona fide written Superior Offer, the TuHURA Board may make a TuHURA board recommendation change if, but only if, following the receipt of and on account of such Superior Offer:

•

the TuHURA Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a TuHURA board recommendation change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•

TuHURA has, and has caused its financial advisors and outside legal counsel to, during the required four business day notice period, negotiate with Kintara in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; and

•

if after Kintara has delivered to TuHURA a written offer to alter the terms or conditions of the Merger Agreement during the required notice period, the TuHURA Board has determined in good faith, based on the advice of its outside legal counsel, that the failure to make a TuHURA board recommendation change would result in a breach of its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement); provided that (x) Kintara receives written notice from TuHURA confirming that the TuHURA Board has determined to change its recommendation at least four business days in advance of the TuHURA board recommendation change, which notice must include a description in reasonable detail of the reasons for such TuHURA board recommendation change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any required notice period, Kintara will be entitled to deliver to TuHURA one or more counterproposals to such Acquisition Proposal and

TuHURA will, and will cause its representatives to, negotiate with Kintara in good faith (to the extent Kintara desires to negotiate) to make such adjustments in the terms and conditions of Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the TuHURA stockholders would receive as a result of such potential Superior Offer), TuHURA will be required to provide Kintara with notice of such material amendment and the required notice period will be extended, if applicable, to ensure that at least three business days remain in the required notice period following such notification during which the parties must comply again with the requirements in this provision and the TuHURA Board will not make a TuHURA board recommendation change prior to the end of such required notice period as so extended (it being understood that there may be multiple extensions).

Required Stockholder Approvals

As promptly as reasonably practicable after the effectiveness of the Registration Statement, Kintara is to take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of Kintara Common Stock for the purpose of considering and voting to (A) to approve the Merger Agreement and the transactions contemplated thereby (including the Merger), (B) if deemed necessary by Kintara, TuHURA and Merger Sub, to amend the Kintara Charter to increase the number of authorized shares of Kintara Common Stock, (C) to elect the directors of Kintara as contemplated by the terms of the Merger Agreement, (D) to effect the reincorporation of Kintara from Nevada to Delaware, and (E) to adopt a new equity compensation plan, which will provide for new awards for a number of shares of Kintara Common Stock as mutually agreed upon by Kintara and TuHURA, and subject to approval by the Kintara board of directors (collectively, the “Merger proposals”). The Kintara special meeting will be held as promptly as practicable after the registration statement on Form S-4 is declared effective under the Securities Act, and in any event no later than 45 calendar days after the effective date of the registration statement on Form S-4.

Promptly after the registration statement on Form S-4 has been declared effective, and no later than two business days thereafter, TuHURA is required to obtain the approval by written consent from (i) the holders of at least a majority of the outstanding shares of TuHURA Common Stock, (ii) the holders of at least a majority of the outstanding shares of TuHURA preferred stock, voting on an aggregate basis and (iii) the holders of at least a majority of the outstanding shares of each series of TuHURA preferred stock, voting as each individual series, in each case, to (x) adopt and approve the Merger Agreement and the transactions contemplated thereby (including the Merger), (y) acknowledge that the approval given thereby is irrevocable and that such stockholders are aware of their rights to demand appraisal for their shares pursuant to Section 262 of the DGCL, and that such stockholder has received and read a copy of Section 262 of the DGCL and (z) acknowledge that by their approval of the Merger, they are not entitled to appraisal rights with respect to their shares in connection with the Merger and thereby waive any rights to receive payment of the fair value of their capital stock under the DGCL. Reasonably promptly following receipt of such consents, TuHURA will prepare, and cause to be mailed to its stockholders who did not execute such consents, a notice in accordance with the DGCL.

Indemnification and Insurance for Directors and Officers

Under the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Kintara, being the surviving corporation in the Merger, agreed to jointly and severally indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Kintara or TuHURA or its subsidiary, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified officer or director is or was a director or officer of Kintara, TuHURA or either of its subsidiaries, whether asserted or claimed prior to, at or after the Effective Time. From and after the Effective Time, Kintara and Kintara being the surviving corporation in the Merger will also fulfill Kintara’s and TuHURA’s indemnity obligations, respectively, to each person who is, has been, or who becomes prior to the Effective Time, a director or officer of Kintara or TuHURA.

The Merger Agreement also provides that the provisions of the Kintara Charter and the Kintara Bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Kintara that are presently set forth in the Kintara Charter and the Kintara Bylaws will not be amended modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Kintara, unless such modification is required by applicable law. The certificate of incorporation and bylaws of the surviving corporation will contain, and Kintara will cause the certificate of incorporation and bylaws of the surviving corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those set forth in the Kintara Charter and the Kintara Bylaws.

From and after the Effective Time, Kintara will maintain director and officers’ liability insurance policies, with an effective date as of the closing date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Kintara. In addition, Kintara will secure and purchase a six year “tail policy” on Kintara’s existing directors’ and officers’ liability insurance policy with an effective date as of the date of the closing of the Merger.

Additional Agreements

Each of Kintara and TuHURA has agreed to use its reasonable best efforts to promptly take, or cause to be taken all actions and cooperate with the other parties to the Merger Agreement in doing all things necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:

•

make all necessary filings, registrations, declaration and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by the Merger Agreement;

•

use commercially reasonable efforts to obtain all necessary and advisable actions or non-actions, waivers and consents, (if any) (pursuant to any applicable law or contract, or otherwise) in connection with the Merger and the other transactions contemplated by the Merger Agreement or for such contract to remain in full force and effect;

•	use reasonable best efforts to lift any injunction prohibiting, or any other legal bar to, the transactions contemplated by the Merger Agreement; and

•	use reasonable best efforts to satisfy the conditions precedent to the consummation of the transactions contemplated by the Merger Agreement.

Pursuant to the Merger Agreement, Kintara and TuHURA have further agreed that:

•	Kintara will use its commercially reasonable efforts to cause the shares of Kintara Common Stock being issued in the Merger to be approved for listing on Nasdaq at or prior to the Effective Time.

•

Kintara will keep TuHURA reasonably informed regarding any stockholder litigation against Kintara and/or any of its directors relating to the Merger Agreement or the transactions contemplated thereby. Kintara will conduct and control the settlement and defense of any such litigation; provided that prior to the Closing no such settlement shall be agreed to without the prior written consent of TuHURA (which such consent is not to be unreasonably withheld, conditioned or delayed); and provided further that any settlement or other resolution of any such litigation that names one or more of the directors of Kintara as a defendant and commenced prior to Closing and agreed to by Kintara after the Closing shall be approved in advance by the Kintara appointed Board member (such approval not to be unreasonably withheld, conditioned or delayed). Without limiting the foregoing, prior to the Closing, Kintara shall give TuHURA the opportunity to consult with Kintara in connection with the defense and settlement of any such litigation.

Conditions to the Completion of the Merger

The following contains a description of all material conditions to the completion of the Merger.

Each party’s obligation to complete the Merger is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the closing, of various conditions, which include the following:

•

the registration statement on Form S-4, of which this proxy statement/prospectus is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order that has not been withdrawn; and any material state securities laws applicable to the issuance of the shares of Kintara Common Stock in connection with the Merger or any of the other transactions contemplated by the Merger Agreement shall have been complied with, to the extent able to be complied with prior to the Effective Time, and no stop order (or similar order) shall have been issued or threatened in writing in respect of such shares of Kintara Common Stock by any applicable state securities commissioner or court of competent jurisdiction;

•

(i) the holders of at least a majority of the outstanding shares of TuHURA Common Stock, (ii) the holders of at least a majority of the outstanding shares of TuHURA preferred stock, voting on an aggregate basis and (iii) the holders of at least a majority of the outstanding shares of each series of TuHURA preferred stock, voting as each individual series, must have adopted and approved the Merger Agreement and the transactions contemplated thereby by written consent (the “TuHURA stockholder approval”);

•

the holders of the shares of Kintara Common Stock must have approved the Merger Agreement and the transactions contemplated thereby, and, if TuHURA, Kintara and Merger Sub deem necessary, an amendment to the Kintara Charter to increase the number of authorized shares of Kintara Common Stock according to the DGCL and the Kintara Charter (the “Kintara stockholder approval”);

•

there must not have been issued, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other judgment, order or decree preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement by any court of competent jurisdiction or other governmental authority of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree will be in effect which has the effect of making the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement illegal;

•

the approval of the Nasdaq listing application and the listing of the additional shares of Kintara Common Stock on Nasdaq will have been obtained and the shares of Kintara Common Stock to be issued in the transactions contemplated by the Merger Agreement pursuant to the Merger Agreement will have been approved for listing (subject to official notice of issuance) on Nasdaq;

•	each Lock-Up Agreement be in full force and effect in accordance with the terms thereof; and

•	the CVR Agreement be in full force and effect in accordance with the terms thereof.

In addition, each party’s obligation to complete the Merger is further subject to the satisfaction or waiver by that party of the following additional conditions:

•

the other party to the Merger Agreement must have performed or complied with in all material respects all of such party’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time; and

•	the other party must have delivered certain certificates and other documents required under the Merger Agreement for the closing.

In addition, the obligation of Kintara and Merger Sub to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties regarding certain matters related to organization, standing and power, authority, and financial advisors of TuHURA in the Merger Agreement must be true and correct in all material respects on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•

the representations and warranties regarding certain capitalization matters of TuHURA in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate or for such inaccuracies that are taken into account in the calculation of TuHURA outstanding shares and the Exchange Ratio;

•

the remaining representations and warranties TuHURA in the Merger Agreement must be accurate and complete on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed and, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Material Adverse Effect on TuHURA (without giving effect to any references therein to materiality qualifications);

•	there shall have been no Material Adverse Effect;

•	TuHURA shall have obtained and delivered the TuHURA stockholder written consent;

•

TuHURA’s stockholders representing no less than 50% of the outstanding shares of TuHURA Common Stock on an “as-converted” based (which includes the outstanding shares of TuHURA Common Stock and TuHURA Preferred Stock) as of immediately prior to the Effective Time have executed and delivered to Kintara Lock-Up Agreements; and

•	TuHURA has received an aggregate amount of cash no less than $20,000,000 from the TuHURA Note Financing.

“Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, or results of operations of TuHURA and its subsidiaries, taken as a whole or (B) materially impairs the ability of TuHURA to consummate the Merger or any of the other transactions contemplated by the Merger Agreement; provided, however, that in the case of clause (A) only, Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which TuHURA operates, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (2) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or law or other action by any governmental entity in response thereto, (3) changes in law or GAAP, or the interpretation or enforcement thereof, (4) the public announcement of the Merger Agreement, or (5) any specific action taken (or omitted to be taken) by TuHURA that is required by the Merger Agreement or actions or omissions taken with Kintara’s consent; provided, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to TuHURA and its subsidiaries, taken as a whole, as compared to other participants in the industries in which TuHURA operates.

In addition, the obligation of TuHURA to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties regarding certain matters related to organization, standing and power, authority, and financial advisors of Kintara in the Merger Agreement must be true and correct in all material respects on the date of the Merger Agreement and true and correct on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•

the representations and warranties regarding capitalization matters of Kintara in the Merger Agreement must be true and correct in all respects on the date of the Merger Agreement and true and correct on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate or for such inaccuracies that are taken into account in the calculation of the Kintara outstanding shares and the Exchange Ratio;

•

the remaining representations and warranties of Kintara in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed and, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Kintara Material Adverse Effect (without giving effect to any references therein to materiality qualifications);

•	there shall have been no Kintara Material Adverse Effect;

•

Kintara shall have Closing Net Cash not less than (i) $750,000 if the Effective Time is on or before June 30, 2024, (ii) $625,000 if the Effective Time is between July 1, 2024 and July 31, 2024, (iii) $500,000 is the Effective Time is between August 1, 2024 and August 31, 2024, and (iv) $0 if the Effective Time is on or after September 1, 2024; and

•

Kintara shall have sent notices terminating the contracts listed on Section 7.3(f) of the Kintara Disclosure Letter to the applicable counterparty no later than five business days prior to the Closing Date.

“Kintara Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, or results of operations of Kintara and its subsidiaries, taken as a whole, or (B) materially impairs the ability of Kintara or Merger Sub to consummate the Merger or any of the other transactions contemplated by the Merger Agreement; provided, however, that in the case of clause (A) only, Kintara Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which Kintara operates, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (2) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or law or other action by any governmental entity in response thereto, (3) changes in law or GAAP, or the interpretation or enforcement thereof, (4) the public announcement of the Merger Agreement, or (5) any specific action taken (or omitted to be taken) by Kintara that is required by the Merger Agreement or actions or omissions taken with TuHURA’s consent; provided, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to Kintara and its subsidiaries, taken as a whole, as compared to other participants in the industries in which Kintara operates.

“Closing Net Cash” means the amount, as of the Effective Time, without duplication, equal to (i) Kintara’s cash and cash equivalents, marketable securities, and short-term investments, in each case determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Kintara public filings with the SEC and the Kintara balance sheet as of December 31, 2023, plus (ii) all prepaid expenses set forth on Section 9.5 of the Kintara Disclosure Letter (that continue to be prepaid expenses in nature and amount as of the Effective Time), minus (iii) the sum of Kintara’s consolidated short-term and long-term liabilities accrued as of the Closing Date to the extent in accordance with GAAP, which includes, for the avoidance of doubt, any amounts payable to Kintara’s officer and directors for fees, expenses, and accrued bonuses and other liabilities, which as of the date the Merger Agreement was signed was equal to approximately $148,000 in the aggregate, minus (iv) the aggregate amount of all costs, fees and expenses incurred by Kintara in connection with the transactions contemplated by the Merger Agreement, minus (v) to the extent payable in cash in connection with or at Closing, any and all liabilities incurred as a result of a change of control, including liabilities paid to third parties and to any employee (including change of control payments, retention payments, severance and other employee-related termination costs, or other payments) of Kintara, TuHURA or any of their respective subsidiaries and minus (vi) $50,000 to be reserved for future dividend payments to Series A Preferred Stock of Kintara.

Each of Kintara and Merger Sub may waive any or all of the conditions to the closing of the Merger that are for its benefit to the extent permitted by applicable laws. Kintara and Merger Sub do not believe that applicable laws would permit them to waive (i) the condition for obtaining approval from Kintara’s stockholders of the Nasdaq Stock Issuance Proposal or (ii) the condition for obtaining approval of the Merger from Kintara, the sole shareholder of Merger Sub.

Termination and Termination Fees

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the Effective Time, whether before or after the required stockholder approvals to complete the Merger have been obtained, as set forth below:

(a)	by mutual written consent of Kintara and TuHURA;

(b)

by either Kintara or TuHURA, if the Merger has not been consummated by November 1, 2024 (subject to possible extension as provided in the Merger Agreement); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before November 1, 2024 and such action or failure to act constitutes a breach of the Merger Agreement; and provided, further, that such date will be extended by 60 days by either party in the event that the SEC has not declared effective the registration statement on Form S-4, of which this proxy statement/prospectus is a part, by the date which is 60 days following November 1, 2024;

(c)

by either Kintara or TuHURA, if a court of competent jurisdiction or governmental entity has issued a final and non-appealable order, or taken any other action that permanently restrains, enjoins or otherwise prohibits the Merger or any of the transactions contemplated by the Merger Agreement;

(d)

by Kintara, if the TuHURA stockholder approval has not been obtained within two business days of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, becoming effective; provided that this right to terminate the Merger Agreement will not be available to Kintara once TuHURA obtains such stockholder approval;

(e)

by either Kintara or TuHURA, if the Kintara Special Meeting has been held and completed and Kintara stockholders have taken a final vote on the Merger proposals set forth herein to be considered at the Kintara Special Meeting, and such proposals have not been approved by the Kintara stockholders; provided that Kintara may not terminate the Merger Agreement pursuant to this provision if the failure to obtain the approval of Kintara stockholders was caused by the action or failure to act of Kintara and such action or failure to act constitutes a material breach by Kintara of the Merger Agreement;

(f)

by TuHURA, at any time prior to obtaining the approval by Kintara stockholders of the Merger proposals set forth herein to be considered at the Kintara special meeting, if any of the following circumstances shall occur:

•

Kintara fails to include in this proxy statement/prospectus the Kintara board of directors’ recommendation that Kintara stockholders vote to approve the Merger proposals set forth herein to be considered at the Kintara Special Meeting;

•	the Kintara board of directors, or any committee thereof, makes a Kintara board recommendation change or approves, endorses or recommends any Acquisition Proposal; or

•	Kintara enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement;

(g)	by Kintara, at any time prior to obtaining the TuHURA stockholder approval, if any of the following circumstances shall occur:

•	the TuHURA Board makes a TuHURA board recommendation change or approves, endorses or recommends any Acquisition Proposal; or

•	TuHURA enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal;

(h)

by TuHURA, if Kintara or Merger Sub has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Kintara has become inaccurate, in either case such that the conditions to the closing would not be satisfied as of time of such breach or inaccuracy; provided that TuHURA is not then in material breach of any representation, warranty covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from TuHURA to Kintara or Merger Sub and TuHURA’s intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Kintara or Merger Sub is cured prior to such termination becoming effective);

(i)

by Kintara, if TuHURA has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of TuHURA has become inaccurate, in either case such that the conditions to the closing would not be satisfied as of time of such breach or inaccuracy; provided that Kintara is not then in material breach of any representation, warranty covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from Kintara to TuHURA and Kintara’s intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by TuHURA is cured prior to such termination becoming effective); or

(j)

by Kintara (at any time prior to obtaining the Kintara stockholder approval), upon the Kintara board of directors authorizing Kintara to enter into a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer, subject to certain conditions.

The party desiring to terminate the Merger Agreement will give the other party written notice of such termination, specifying the provisions hereof pursuant to which such termination is made and the basis for termination described in reasonable detail.

Termination Fees Payable by Kintara

Kintara must pay TuHURA a termination fee of $1 million if (i) the Merger Agreement is terminated by Kintara or TuHURA pursuant to clause (e) above or by TuHURA pursuant to clause (f) above, (ii) at any time after the date of the Merger Agreement and prior to the Kintara special meeting, an Acquisition Proposal with respect to Kintara will have been publicly announced, disclosed or otherwise communicated to the Kintara board of directors (and will not have been withdrawn), and (iii) in the event the Merger Agreement is terminated pursuant to clause (e) above, within 12 months after the date of such termination, Kintara enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction.

Kintara must reimburse TuHURA for expenses incurred by TuHURA in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $750,000 if TuHURA terminates the Merger Agreement pursuant to clause (h) above.

Termination Fees Payable by TuHURA

TuHURA must pay Kintara a termination fee of $1 million if (i) the Merger Agreement is terminated by Kintara pursuant to clause (d) or (g) above, (ii) at any time after the date of the Merger Agreement and before obtaining the TuHURA stockholder approval, an Acquisition Proposal with respect to TuHURA will have been publicly announced, disclosed or otherwise communicated to the TuHURA Board (and will not have been withdrawn), and (iii) in the event the Merger Agreement is terminated pursuant to clause (d) above, within 12 months after the date of such termination, TuHURA enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction.

TuHURA must reimburse Kintara for expenses incurred by Kintara in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $750,000 if Kintara terminates the Merger Agreement pursuant to clause (i) above.

Amendment and Waiver

The Merger Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of TuHURA, Merger Sub and Kintara. Such amendment requires the approval of the respective boards of directors of TuHURA, Merger Sub and Kintara at any time, except that after the TuHURA stockholder approval or the Kintara stockholder approval or adoption has been obtained, no amendment which by law requires further approval by the TuHURA stockholders or Kintara stockholders, as the case may be, may be made without such further approval or adoption.

Any provision of the Merger Agreement may be waived by any party solely on that party’s behalf, without the consent of any other party, except that after the TuHURA stockholder approval or the Kintara stockholder approval has been obtained, no waiver which by law requires further approval or adoption by the TuHURA stockholders or Kintara stockholders, as the case may be, may be made without such further approval or adoption. The waiver must be expressly set forth in a written instrument duly executed and delivered on behalf of such party, which will only be valid in the specific instance in which it is given. No failure or delay on the part of any party with respect to the exercise of any power, right, privilege or remedy under the Merger Agreement will operate as a waiver of such power, right, privilege or remedy. Furthermore, no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

Fees and Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except as described above in the section titled “The Merger Agreement— Termination and Termination Fees” beginning on page 167 of this proxy statement/prospectus and, except that TuHURA will be responsible for all Nasdaq fees associated with the Nasdaq listing application, the reverse stock split, and the listing of additional shares.

CERTAIN AGREEMENTS RELATED TO THE MERGER

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the transactions contemplated by the Merger Agreement, which are referred to as the “Related Agreements,” but does not purport to describe all of the terms thereof. The descriptions below are qualified by reference to the actual text of these agreements. You are encouraged to read the Related Agreements in their entirety.

Support Agreements

Contemporaneously with the execution of the Merger Agreement, on April 2, 2024, each Kintara director and officer, solely in their capacities as stockholders of Kintara, entered into the Kintara Support Agreement pursuant to which each Kintara director or officer agreed to vote all of their shares of Kintara Common Stock in favor of the approval of the Kintara Proposal. Additionally, each Kintara director and officer has agreed not to (a) transfer any of their shares of Kintara Common Stock (or enter into any arrangement with respect thereto) or (b) enter into any voting arrangement that is inconsistent with the Kintara Support Agreement. Collectively, as of August 1, 2024, the directors and executive officer of Kintara hold approximately 0.33% of the outstanding shares of Kintara Common Stock (on an as converted basis).

Also on April 2, 2024, the Key TuHURA Stockholders entered into the TuHURA Support Agreement pursuant to which such Key TuHURA Stockholders agreed to vote all of their shares of TuHURA Common Stock in favor of the approval and adoption of the Merger. Additionally, such Key TuHURA Stockholders have agreed not to (a) transfer any of their shares of TuHURA Common Stock (or enter into any arrangement with respect thereto) or (b) enter into any voting arrangement that is inconsistent with the TuHURA Support Agreement. Collectively, as of April 2, 2024, the Key TuHURA Stockholders held approximately 65% of the outstanding shares of capital stock of TuHURA.

None of the Kintara directors and officers, nor the Key TuHURA Stockholders received any separate additional consideration in connection with their entering into the Kintara Support Agreements or the TuHURA Support Agreements.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of TuHURA and Robert E. Hoffman, the Chief Executive Officer of Kintara, entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which, subject to specified exceptions, they have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Kintara Common Stock or any securities convertible into or exercisable or exchangeable for Kintara Common Stock, currently or thereafter owned until 180 days after the Effective Time of the Merger.

In addition, under the Merger Agreement, it is a condition to closing of the Merger that stockholders of TuHURA, representing no less than 50% of TuHURA’s outstanding shares of common stock on an “as converted” basis (which includes the outstanding shares of TuHURA’s common stock and preferred stock) will execute Lock-Up Agreements prior to the Closing, which have a term beginning after the Effective Time and continuing until 180 days thereafter. The TuHURA stockholders who have executed lock-up agreements as of April 2, 2024, owned in the aggregate, approximately 34% of the shares of TuHURA’s outstanding capital stock. In addition, under the Merger Agreement, Kintara and TuHURA will use reasonable best efforts to have each of the persons that will serve as directors and executive officers of Kintara after the closing of the Merger execute and deliver a Lock-Up Agreement prior to the closing of the Merger.

CVR Agreement

At or prior to the Effective Time, Kintara will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with Mountain Share Transfer Inc. (“Rights Agent”), pursuant to which Kintara Common Stock holders, Kintara Series C Preferred Stock holders and Kintara Common Stock warrant holders, in each case, as of record as of the close of business on the business day immediately prior to the Effective Time, will receive, subject to withholding on account of taxes in the case of holders that do not establish an exemption from such tax withholding, one CVR for each outstanding share of Kintara Common Stock held by such stockholder (or, in the case of the warrants and holders of Kintara Series C Preferred Stock, each share of Kintara Common Stock for which such warrant is exercisable or which such Kintara Series C Preferred Stock is settable into as of such date). Each CVR shall entitle the holder thereof to receive its portion of the CVR Shares if Kintara (i) enrolls a minimum of ten cutaneous metastatic breast cancer patients in a study to determine whether a dose of REM-001 lower than 1.2 mg/kg elicits a treatment effect similar to that seen in prior studies of REM-001 at the 1.2 mg/kg dose and (ii) such patients enrolled in the study complete eight weeks of follow-up, in each case, on or before December 31, 2025 (the “Milestone”).

The payment date for the CVR Shares will be within 10 business days after the Rights Agent receives the CVR Shares as the payment for achievement of the Milestone. In the event that the Milestone is not achieved, holders of the CVRs will not receive any CVR Shares pursuant to the CVR Agreement. There can be no assurances that any holders of CVRs will receive any CVR Shares with respect thereto. Some CVR Shares that would otherwise be received may be withheld on account of taxes if Kintara or the applicable withholding agent determines that tax withholding is required in connection with the delivery of CVR Shares or that there was a failure to withhold adequately in respect of the distribution of the CVRs.

The CVRs are not transferable, except in certain limited circumstances as will be provided in the CVR Agreement, will not be certificated or evidenced by any instrument and will not be listed for trading on any exchange.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND THE CVR DISTRIBUTION

The following discussion is a summary of certain material U.S. federal income tax consequences of the Merger applicable to U.S. Holders (as defined below) who exchange their TuHURA Common Stock for Kintara Common Stock in the Merger or who hold Kintara Common Stock immediately prior to the Merger, but does not purport to be a complete analysis of all potential tax effects.

This discussion and the discussion of tax consequences elsewhere in this proxy statement/prospectus are limited to U.S. Holders who hold their TuHURA Common Stock or Kintara Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances or to U.S. Holders who may be subject to special tax treatment under the Code, including, without limitation, dealers in securities, commodities or foreign currency; banks, thrifts, insurance companies, and other financial institutions; traders that mark-to-market their securities; tax-exempt organizations or governmental organizations; small business investment companies; regulated investment companies; real estate investment trusts; tax-deferred or other retirement accounts; persons whose functional currency is not the U.S. dollar; persons who hold TuHURA Common Stock or Kintara Common Stock as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction; persons who hold or receive TuHURA Common Stock or Kintara Common Stock pursuant to the exercise of compensatory stock options, the vesting of previously restricted shares of stock or otherwise as compensation; persons holding TuHURA Common Stock who exercise dissenters’ rights; persons whose shares constitute “qualified small business stock” for purposes of Section 1202 of the Code; any entity or arrangement that is a partnership for U.S. federal income tax purposes; companies subject to the “stapled stock” rules; “expatriated entities”; or certain former citizens or long-term residents of the United States.

This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect, or differing interpretations. Neither TuHURA nor Kintara have sought any ruling from the IRS with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions. The effects of other U.S. federal tax laws, such as estate and gift tax laws, the alternative minimum tax and the 3.8% tax on net investment income, and any applicable state, local, or foreign tax laws or the tax consequences occurring prior to, concurrently with or after the merger (whether or not such transactions are in connection with the merger) are not discussed.

Each U.S. Holder is urged to consult its own tax advisor with regard to the merger and the application of U.S. federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to its particular situation.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of TuHURA Common Stock or Kintara Common Stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if either a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code, which we refer to as “United States persons”) have the authority to control all substantial decisions of such trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds TuHURA Common Stock or Kintara Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding TuHURA Common Stock or Kintara Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Material U.S. Federal Income Tax Consequences of the Merger to Kintara, TuHURA, U.S. Holders of TuHURA Common Stock and U.S. Holders of Kintara Common Stock

Subject to the qualifications and assumptions described in this proxy statement/prospectus, the Merger is intended to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. You are encouraged to consult with your own tax advisor as to whether the merger is characterized as such a “reorganization,” and as to the tax consequences of the Merger in your particular circumstances if the Merger is so characterized. The actual tax consequences of the Merger to you may be complex and will depend on your specific situation and on factors that are not within Kintara’s or TuHURA’s control.

Neither Kintara nor TuHURA intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the Merger. There is no guarantee that the Internal Revenue Service (the “IRS”) will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Code or that a court would not sustain a position that is contrary to any of the positions set forth in this summary.

Kintara shareholders will not sell, exchange or dispose of any shares of Kintara stock as a result of the Merger, so the Merger should not result in recognition of gain or loss to the Kintara shareholders for U.S. federal income tax purposes in respect of their Kintara shares.

In reliance on representations and covenants provided in representation letters provided by each of TuHURA and Kintara to Foley and Lowenstein, and subject to the assumptions, covenants, qualifications and limitations described therein and in the opinions included as Exhibit 8.1 and Exhibit 8.2 hereto, Foley, as counsel to TuHURA, and Lowenstein, as counsel to Kintara, are each, as of the date of their respective opinions, of the opinion that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. It is not, however, a condition to TuHURA’s obligation or Kintara’s obligation to complete the transactions that the Merger so qualify. None of the parties to the Merger Agreement have sought or intend to seek any ruling from the IRS regarding the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. Additionally, each opinion described above is based on the law in effect on the date of such opinion and assumes (i) that there will be no change in applicable law between the date of such opinion and the time of the Merger, (ii) that the Merger will be effected in accordance with the provisions of the Merger Agreement and (iii) that the exercise of appraisal rights with respect to the Merger will not prevent Kintara from acquiring shares of TuHURA representing “control” of TuHURA (generally defined as voting shares representing at least 80% of the voting power of TuHURA’s outstanding shares and at least 80% of each class of non-voting shares of TuHURA) for Kintara Common Stock. If any of the assumptions, representations or covenants on which any such opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected and the tax consequences of the Merger could differ from those described herein. An opinion of counsel is not binding on the IRS or any court. Accordingly, there can be no assurance that the IRS will not assert that the transaction fails to qualify as a reorganization or that a court would not sustain such a challenge. If the IRS were to challenge the “reorganization” status of the Merger successfully, the tax consequences would differ from those set forth in this proxy statement/prospectus. If the Merger fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then U.S. Holders would be required to recognize gain or loss on their exchange of TuHURA Common Stock for Kintara Common Stock.

Assuming the Merger is treated as a “reorganization” within the meaning of Section 368(a) of the Code, the following are the material U.S. federal income tax consequences (to the corporations involved in the merger, and to the U.S. Holders of TuHURA Common Stock) of the Merger:

•	a U.S. Holder will not recognize gain or loss upon the exchange of TuHURA Common Stock for Kintara Common Stock pursuant to the Merger;

•

a U.S. Holder’s aggregate tax basis for the shares of Kintara Common Stock actually received in the Merger will equal the U.S. Holder’s aggregate tax basis in the shares of TuHURA Common Stock surrendered upon the Closing; and

•

the holding period of the shares of Kintara Common Stock received by a U.S. Holder in the Merger will include the holding period of the U.S. Holder’s shares of TuHURA Common Stock surrendered in exchange therefor.

If a U.S, Holder holds different blocks of TuHURA Common Stock (generally, TuHURA Common Stock acquired on different dates or at different prices), such U.S. Holder should consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the shares of Kintara Common Stock received in the Merger. Capital gains or losses recognized in the Merger as described above, if any, generally will constitute long-term capital gain or loss if the U.S. Holder’s holding period in the TuHURA Common Stock surrendered in the Merger is more than one year as of the effective date of the Merger. The deductibility of capital losses is subject to limitations. In addition, for purposes of the above discussion of the bases and holding periods for shares of TuHURA Common Stock and Kintara Common Stock, U.S. Holders who acquired different blocks of TuHURA Common Stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the Merger.

No gain or loss will be recognized by Kintara or TuHURA solely as a result of the Merger. Kintara’s net operating loss carryforwards are expected to be subject to limitations on use under Section 382 of the Code as a result of the Merger. Under current law, U.S. federal net operating loss carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law. In addition, under Sections 382 and 383 of the Code, U.S. federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The combined company’s ability to utilize its net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including in connection with the Merger or other transactions. Similar rules may apply under state tax laws. If the combined company earns taxable income, such limitations could result in increased future income tax liability to the combined company, and the combined company’s future cash flows could be adversely affected. Kintara had net operating loss carryforwards as of June 30, 2023 of approximately $109.3 million, which are subject to limitations.

As discussed above, neither Kintara nor TuHURA intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the Merger, and there is no guarantee that the IRS or a court will treat the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Information Reporting and Backup Withholding in respect of the Exchange of TuHURA Common Stock

A U.S. Holder of shares of TuHURA Common Stock may be subject to information reporting and backup withholding (currently at a rate of 24%) on cash paid in lieu of fractional shares, unless such U.S. Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. Holder fails to furnish a correct taxpayer identification number, fails to furnish a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Each U.S. Holder of shares of TuHURA Common Stock should properly complete and sign, and deliver, an IRS Form W-9 in order to provide the information and certification necessary to avoid backup withholding, or otherwise establish an applicable exemption in a manner acceptable to the paying agent. U.S. Holders of shares of TuHURA Common Stock should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

A U.S. holder of TuHURA Common Stock who receives shares of Kintara Common Stock as a result of the Merger will be required to retain records pertaining to the Merger. Each U.S. Holder of TuHURA Common Stock who is required to file a U.S. federal income tax return and who is a significant holder (as defined below) that receives shares of Kintara Common Stock in the Merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth certain information regarding the merger and the holder’s shares. A “significant holder” is a holder of shares of TuHURA Common Stock who, immediately before the Merger, owned at least 1% (by vote or value) of the outstanding stock of TuHURA or securities of TuHURA with a basis for U.S. federal income tax purposes of at least $1 million.

Material U.S. Federal Income Tax Consequences of the Receipt of CVRs by Holders of Kintara Common Stock

Receipt of CVRs by U.S. Holders of Kintara Common Stock

There is substantial uncertainty as to the tax treatment of CVRs. Specifically, there is no authority directly addressing whether contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property, a distribution of rights to acquire equity, or an “open transaction” for U.S. federal income tax purposes. Under applicable U.S. tax principles, such questions are inherently factual in nature. As a result, it is not possible to express a definitive conclusion as to the U.S. federal income tax treatment of the receipt of CVRs or receipt of payment (if any) in respect of the CVRs. U.S. Holders of Kintara Common Shares are urged to consult their tax advisors regarding the tax consequences to them of the receipt of CVRs and receipt of payment (if any) in respect of the CVRs.

It is possible that the distribution of the CVRs could be treated as a distribution of rights to acquire equity for U.S. federal income tax purposes. If so treated, it is unclear whether such distribution would be treated as governed by Section 305 of the Code, or as a taxable distribution of property. If Section 305 applied, then U.S. Holders of Kintara Common Stock should not recognize gain or loss as a result of the distribution of the CVRs. In such case, (i) depending upon the fair market value of the CVRs on the date of their distribution, each U.S. Holder of Kintara Common Shares’s tax basis in such holders Kintara Common Stock may be allocated between such holder’s Kintara Common Stock and such holder’s CVRs based on their relative fair market values at the time of the distribution, (ii) the holding period of the CVRs should include the holding period of such holder’s Kintara Common Shares. If Section 305 does not apply, then the distribution of the CVRs, unless treated as an “open transaction” as described below, would be treated for U.S. federal income tax purposes as a distribution of property with a value equal to the value of a CVR at the time of distribution. This distribution would be treated first as a taxable dividend to the extent treated for U.S. federal income tax purposes as from Kintara’s current or accumulated earnings and profits (as determined for federal income tax purposes), then as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in the share of Kintara Common Stock in respect of which the CVR is distributed, and finally as capital gain from a deemed sale of exchange of Kintara Common Stock. Under such treatment, a U.S. Holder of Kintara’s Common Stock’s initial tax basis in a CVR would equal its fair market value at the time of distribution and the holding period should begin on the date after the date of the distribution. If Kintara reports this distribution of the CVRs as a distribution of property, U.S. Holders of Kintara Common Stock will receive a Form 1099-DIV notifying them of the portion of the CVR value that is treated as a dividend for U.S. federal income tax purposes. The value of the CVR is uncertain, however, and the IRS or a court could determine that the value of the CVRs at the time of distribution was higher.

It is possible that the distribution of the CVRs could be treated as subject to the “open transaction” doctrine if the value of the CVRs on the date of distribution cannot be “reasonably ascertained”. If the receipt of the CVRs were treated as an “open transaction” for U.S. federal income tax purposes, U.S. Holders of Kintara Common Stock should not immediately take the CVRs into account in determining whether such holders must recognize income, if any, on receipt of the CVRs and such holders would take no tax basis in the CVRs. Rather, the U.S. Holder of Kintara Common Stock’s U.S. federal income tax treatment would be determined at the time, if any, when payment was received in respect of the CVRs. Such treatment may require the inclusion in income for U.S. federal income tax purposes of an amount equal to the value of any CVR Shares received in respect of a CVR.

U.S. Holders receiving a CVR may need to establish an exemption from backup withholding in order to avoid backup withholding in respect of the CVR distribution. Generally, this can be accomplished by providing an IRS Form W-9 to the applicable withholding agent certifying that such holder is not subject to backup withholding.

Receipt of CVRs by non-U.S. Holders of Kintara Common Stock

For purposes of this discussion, a Non-U.S. Holder” means a beneficial owner of Kintara Common Stock that is neither a U.S. Holder nor a partnership (or other pass-through entity) form U.S. federal income tax purposes.

As described above, there is substantial uncertainty as to the tax treatment of the receipt of the CVRs and of payments (if any) in respect of the CVRs. Generally, if any portion of the distribution of CVRs to Non-U.S. Holders is treated as a dividend for U.S. federal income tax purposes (as described above), such dividend will be subject to withholding at a rate of 30% (or at a lower rate under an applicable income tax treaty). Under the terms of the CVR Agreement, CVR and the rights agent are permitted to deduct all applicable withholding taxes from the distribution of a CVR to a Non-U.S. Holder or the delivery, if any of CVR Shares in respect of a CVR. If the receipt of the CVRs is effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty), the Non-U.S. Holder maintains a permanent establishment in the United States to which the distribution of the CVRs (or delivery of CVR Sharees) is attributable), the Non-U.S. Holder will be exempt from the 30% withholding tax and the distribution of the CVRs (or delivery of CVR Shares) will be subject to taxation in the same manner as if such Non-U.S. Holder were a U.S. Holder. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the distribution (or delivery, as applicable) is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of all or a portion of its effectively connected earnings and profits.

This discussion does not discuss all of the tax considerations that may be applicable to a Non-U.S. Holder. Non-U.S. Holders are urged to consult their tax advisors to determine the U.S. federal, state, local and non-U.S. income and other tax considerations that may be relevant to them in light of their particular circumstances.

PROPOSAL NO. 1—THE NASDAQ PROPOSAL

Merger Shares

At the Kintara Special Meeting, Kintara stockholders will be asked to approve (i) the issuance of the Merger Shares to the stockholders of TuHURA pursuant to the Merger Agreement, which shares of Kintara Common Stock will represent more than 20% of the shares of Kintara Common Stock outstanding immediately prior to the Merger and (ii) the change of control of Kintara resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively. Pursuant to the terms of the Merger Agreement, at the Closing, based on the Exchange Ratio, Kintara will issue (i) an aggregate of 1,386,777,532 shares of Kintara Common Stock to holders of outstanding TuHURA Common Stock, (ii) issue options to purchase an aggregate of 120,681,015 shares of Kintara Common Stock in exchange for outstanding TuHURA Options, and (iii) issue warrants to purchase an aggregate of 397,451,789 shares of Kintara Common Stock in exchange for outstanding TuHURA Warrants. The exercise price of the TuHURA Options, which currently have a weighted average exercise price of $0.60, will be adjusted based upon the Exchange Ratio to an exercise price of $3.78 per share of Kintara Common Stock. The exercise price of the TuHURA Warrants, which currently have a weighted average exercise price of $0.61, will be adjusted based upon the Exchange Ratio to an exercise price of $3.88 per share of Kintara Common Stock. The shares of Kintara Common Stock issuable to holders of outstanding TuHURA Common Stock and underlying the options and the warrants to purchase shares of Kintara Common Stock are referred to as the “Merger Shares.” The number of Merger Shares issuable is subject to change if the Exchange Ratio is adjusted at the Closing based on the number of outstanding voting securities of Kintara and TuHURA.

Immediately after the Merger, on a pro forma basis, pre-Merger TuHURA equityholders would own approximately 97.15% of the combined company (or 94.55% after giving effect to the issuance of the CVR Shares) and pre-Merger Kintara equityholders would own approximately 2.85% of the combined company (or 5.45% after giving effect to the issuance of the CVR Shares), which excludes in each such case the effect of out-of-the-money options and warrants of Kintara that will remain outstanding after the Merger.

For more information about the Merger and the issuance of the Merger Shares, please see the sections entitled “The Merger” and “The Merger Agreement—Merger Consideration”, and the full text of the Merger Agreement included as Annex A hereto.

Approval of the Issuance of the Merger Shares

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The issuance of the Merger Shares is expected to result in an issuance comprising more than 20% of the outstanding common stock of Kintara, or more than 20% of the voting power, in each case outstanding before the issuance. In addition, under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock where the issuance will result in a change of control of the company. The Kintara board of directors is requesting stockholder approval of Proposal No. 1 to comply with Nasdaq Listing Rules 5635(a)(1) and 5635(b).

Vote Required for Approval

The approval of the Nasdaq Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Kintara Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Nasdaq Proposal.

The Merger is conditioned on the approval of Proposals No. 1 through 5.

KINTARA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE ISSUANCE OF THE MERGER SHARES AS SET FORTH IN THE NASDAQ PROPOSAL.

PROPOSAL NO. 2—THE REVERSE STOCK SPLIT PROPOSAL

Kintara’s board of directors has unanimously approved a reverse stock split of the outstanding shares of Kintara Common Stock and other outstanding securities of Kintara (with no change to the authorized capital stock of Kintara, which will remain at 75,000,000 shares, subject to approval of Proposal No. 3), at a ratio ranging from 1-for-20 to 1-for-40, inclusive (the “Reverse Stock Split”), pursuant to Nevada Revised Statutes (“NRS”) 78.2055.

Effecting the Reverse Stock Split would reduce the number of outstanding shares of Kintara Common Stock. The determination to effect a Reverse Stock Split, including the ratio and effectiveness of any such Reverse Stock Split, will be determined by Kintara’s board of directors promptly following the Kintara Special Meeting. Kintara’s board of directors has recommended that the proposed Reverse Stock Split be presented to, and approved by, its stockholders.

Kintara’s stockholders are being asked to approve a Reverse Stock Split of Kintara Common Stock at a ratio in the range of 1-for-20 to 1-for-40, pursuant to Proposal No. 2, and to grant authorization to Kintara’s board of directors to determine, at its option, whether to implement a Reverse Stock Split, including its specific timing and ratio within the specified range.

The Reverse Stock Split, if approved by Kintara’s stockholders, would become effective at the time and date set forth in a certificate of amendment to Kintara’s articles of incorporation to be filed with the Secretary of State of the State of Nevada. The form of the proposed certificate of amendment to the Kintara articles of incorporation to effect the Reverse Stock Split is attached as Annex I to this proxy statement/prospectus. Any amendment to the Kintara articles of incorporation to effect the Reverse Stock Split will include the Reverse Stock Split ratio fixed by the Kintara board of directors, within the range approved by Kintara stockholders. Should Kintara receive the required stockholder approval for Proposal No. 2, Kintara’s board of directors will have the sole authority to determine, and without the need for any further action on the part of its stockholders, whether to effect the Reverse Stock Split and the number of whole shares of Kintara Common Stock, between and including 20 and 40, that will be combined into one share of Kintara Common Stock.

By approving Proposal No. 2, Kintara’s stockholders will: (a) approve a Reverse Stock Split of Kintara Common Stock pursuant to which any whole number of outstanding shares of Kintara Common Stock between and including 20 and 40 will be combined into one share of Kintara Common Stock; and (b) authorize Kintara’s board of directors to determine, at its option, the specific timing and ratio of the Reverse Stock Split within the specified range.

Approval of Reverse Stock Split of Kintara Common Stock

Kintara’s board of directors has approved and is recommending that its stockholders approve a Reverse Stock Split of Kintara Common Stock at a ratio in the range of 1-for-20 to 1-for-40. Kintara is proposing that its board of directors have the discretion to select the Reverse Stock Split ratio from within such range, rather than proposing that stockholders approve a specific ratio at this time, in order to give our board of directors the flexibility to implement a Reverse Stock Split at a ratio that reflects the board of directors’ then-current assessment of the factors described below under “Criteria to be Used for Determining Whether to Implement the Reverse Stock Split.” If the board of directors decides to implement a Reverse Stock Split, the board of directors will do so following the Kintara Special Meeting by resolution, which will include the specific timing and ratio of the Reverse Stock Split. Except for adjustments that may result from the treatment of fractional shares as described below, each of Kintara’s stockholders will hold the same percentage of outstanding Kintara Common Stock immediately following the Reverse Stock Split as such stockholder holds immediately prior to the Reverse Stock Split.

In the event Proposals No. 1 through 5 are approved by Kintara stockholders, the Reverse Stock Split will be effected immediately prior to the filing of the Delaware Certificate of Incorporation (as defined herein) and no further approval by the board of directors or stockholders of Kintara would be required to effect the Reverse Stock Split.

Reasons for Reverse Stock Split

To meet the initial listing requirements on the Nasdaq Capital Market in connection with the Merger. In connection with the completion of the Merger, the combined company will be required to meet the initial listing requirements on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, Kintara agreed, subject to Kintara stockholder approval, to effect a reverse stock split to ensure the Kintara Common Stock will be able to meet the $4.00 minimum bid price initial listing requirement. If the Reverse Stock Split Proposal is not approved and Kintara is unable to otherwise effect a Reverse Stock Split, the conditions to closing the Merger may not be achieved. Please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.”

To maintain Kintara’s listing on The Nasdaq Capital Market if the Merger with TuHURA is not consummated. By potentially increasing Kintara’s stock price, the Reverse Stock Split would reduce the risk that Kintara Common Stock could be delisted from The Nasdaq Capital Market in the event the Merger with TuHURA is not consummated. To continue Kintara’s listing on The Nasdaq Capital Market, Kintara must comply with Nasdaq Marketplace Rules regarding continued listing requirements, which requirements include a minimum bid price of $1.00 per share. On December 13, 2023, the Nasdaq staff notified Kintara that it did not comply with the Minimum Bid Price Requirement (the “Bid Price Notice”). To regain compliance, Kintara Common Stock must close at or above the $1.00 minimum bid price for at least 10 consecutive business days or more at the discretion of Nasdaq. On June 12, 2024, the Nasdaq staff notified Kintara that Kintara is eligible for and has been granted an extension of 180 calendar days, or until December 9, 2024, to regain compliance for a minimum of ten consecutive business days. If Kintara does not regain compliance by December 9, 2024 (pursuant to notification letters received on December 13, 2023 and June 12, 2024), Nasdaq will notify Kintara that Kintara Common Stock will be subject to delisting. In that event, Kintara may appeal the decision to a Nasdaq Listing Qualifications Panel. In the event of an appeal, Kintara Common Stock would remain listed on The Nasdaq Capital Market pending a written decision by the Panel following a hearing. In the event that the Nasdaq Listing Qualifications Panel determines not to continue Kintara’s listing and Kintara is delisted from The Nasdaq Capital Market, Kintara Common Stock may be delisted and trade on the over-the-counter market operated by OTC Markets Group Inc. (the “OTC Market”).

The Kintara board of directors has considered the potential harm to Kintara and its stockholders should Nasdaq delist Kintara Common Stock from The Nasdaq Capital Market. Delisting could adversely affect the liquidity of Kintara Common Stock, since alternatives, such as the OTC Market, are generally considered to be less efficient markets. An investor likely would find it less convenient to sell, or to obtain accurate quotations in seeking to buy, Kintara Common Stock on the OTC Market. Many investors likely would not buy or sell Kintara Common Stock due to difficulty in accessing the OTC Market, policies preventing them from trading in securities not listed on a national exchange or for other reasons.

The Kintara board of directors believes that the proposed Reverse Stock Split is a potentially effective means for Kintara to maintain compliance with the $1.00 minimum bid requirement and to avoid, or at least mitigate, the likely adverse consequences of Kintara Common Stock being delisted from The Nasdaq Capital Market by producing the immediate effect of increasing the bid price of Kintara Common Stock.

The Kintara board of directors believes that maintaining the current number of authorized shares of Kintara Common Stock, irrespective of the Reverse Stock Split, is necessary to provide Kintara with the flexibility to act in the future with respect to raising additional financing, potential strategic collaborations and other corporate purposes without the delay and expense associated with obtaining special stockholder approval each time an opportunity requiring the issuance of shares of Kintara Common Stock may arise. Such a delay might deny Kintara the flexibility that its board of directors views as important and in the interests of the Company and its stockholders.

To potentially improve the marketability and liquidity of Kintara Common Stock should the Merger not occur. Kintara’s board of directors believes that the increased market price of Kintara Common Stock expected as a result of implementing a Reverse Stock Split could improve the marketability and liquidity of Kintara Common Stock and encourage interest and trading in Kintara Common Stock should the Merger not occur.

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Stock Price Requirements: Many brokerage houses, institutional investors and funds have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers or by restricting or limiting the ability to purchase such stocks on margin. A Reverse Stock Split could help increase analyst and broker interest in Kintara Common Stock, as their internal policies might discourage them from following or recommending companies with low stock prices.

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Stock Price Volatility: Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers.

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Transaction Costs: Investors may be dissuaded from purchasing stocks below certain prices because brokers’ commissions, as a percentage of the total transaction value, can be higher for low-priced stocks.

Criteria to be Used for Determining Whether to Implement Reverse Stock Split

In determining whether to implement the Reverse Stock Split and which Reverse Stock Split ratio to implement, Kintara’s board of directors may consider, among other things, various factors, such as:

•	the historical trading price and trading volume of Kintara Common Stock;

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the then-prevailing trading price and trading volume of Kintara Common Stock and the expected impact of the Reverse Stock Split on the trading market for Kintara Common Stock in the short- and long-term;

•	Kintara’s ability to maintain or continue its listing on The Nasdaq Capital Market;

•	Kintara’s ability to meet the initial listing requirements in the Nasdaq Capital Market in connection with the Merger and satisfy the closing conditions to complete the Merger with TuHURA;

•	which Reverse Stock Split ratio would result in the least administrative cost to Kintara;

•	prevailing general market and economic conditions; and

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if Kintara stockholders approve this Proposal No. 2, the additional authorized but unissued shares of Kintara Common Stock that will result from the implementation of a Reverse Stock Split, which will be available to provide flexibility to use Kintara Common Stock for business and/or financial purposes.

Certain Risks and Potential Disadvantages Associated with Reverse Stock Split

Kintara cannot assure you that the proposed Reverse Stock Split will increase its stock price and have the desired effect of meeting the initial listing requirements on the Nasdaq Capital Market in connection with the Merger or maintaining compliance with the continued listing requirements of the Nasdaq Listing Rules if the Merger is not consummated. Kintara expects that the Reverse Stock Split will increase the market price of Kintara Common Stock so that Kintara may be able to meet the initial listing requirements in connection with the Merger. In addition, Kintara expects that the Reverse Stock Split will increase the market price of Kintara Common Stock so that Kintara may be able to regain and/or maintain compliance with the Nasdaq $1.00 minimum bid price requirement, or to meet or maintain compliance with the Nasdaq Listing Rules required for Kintara’s continued listing on the Nasdaq Capital Market should the Merger not be completed. However, the effect of the Reverse Stock Split upon the market price of Kintara Common Stock cannot be predicted with any certainty, and the history of similar reverse stock splits for companies in like circumstances is varied, particularly since some investors may view a reverse stock split negatively. It is possible that the per share price of Kintara Common Stock after the Reverse Stock Split will not rise in proportion to the reduction in the number of shares of Kintara Common Stock outstanding resulting from the Reverse Stock Split, and the market price per post-Reverse Stock Split share may not exceed or remain in excess of the (i) $4.00 minimum bid price initial listing requirement in connection with the Merger, which requires the combined company to have a minimum bid price of $4.00 per share, or (ii) $1.00 minimum bid price for a sustained period of time to meet the continued listing requirements should the Merger not be completed, and the Reverse Stock Split may not result in a per share price that would attract brokers and investors who do not trade in lower priced stocks. In addition, although Kintara believes the Reverse Stock Split may enhance the desirability of Kintara Common Stock to certain potential investors, it is possible that, if implemented, Kintara Common Stock may not become more attractive to institutional and other long term investors. Even if Kintara implements the Reverse Stock Split, the market price of Kintara Common Stock may decrease due to factors unrelated to the Reverse Stock Split. In any case, the market price of Kintara Common Stock may also be based on other factors which may be unrelated to the number of shares outstanding, including Kintara’s future performance. If the Reverse Stock Split is consummated and the trading price of the Kintara Common Stock declines, the percentage decline as an absolute number and as a percentage of Kintara’s overall market capitalization may be greater than would occur in the absence of the Reverse Stock Split. If the Merger is not completed, even if the market price per post-Reverse Stock Split share of Kintara Common Stock remains in excess of $1.00 per share, Kintara may be delisted due to a failure to meet other continued listing requirements, including Nasdaq requirements related to the minimum stockholders’ equity requirement, the minimum number of shares that must be in the public float, the minimum market value of the public float and the minimum number of “round lot” holders.

The proposed Reverse Stock Split may decrease the liquidity of Kintara Common Stock and result in higher transaction costs if the Merger with TuHURA is not consummated. The liquidity of Kintara Common Stock may be negatively impacted by a Reverse Stock Split, given the reduced number of shares that would be outstanding after the Reverse Stock Split if the Merger with TuHURA is not consummated, particularly if the stock price does not increase as a result of the Reverse Stock Split. In addition, if a Reverse Stock Split is implemented, it will increase the number of Kintara stockholders who own “odd lots” of fewer than 100 shares of Kintara Common Stock. Brokerage commission and other costs of transactions in odd lots are generally higher than the costs of transactions of more than 100 shares of common stock. Accordingly, a Reverse Stock Split may not achieve the desired results of increasing marketability and liquidity of Kintara Common Stock described above if the Merger with TuHURA is not consummated.

If Kintara stockholders approve this Proposal No. 2, the effective increase in the authorized number of shares of Kintara Common Stock as a result of the Reverse Stock Split could have anti-takeover implications. If Kintara stockholders approve this Proposal No. 2, the implementation of a Reverse Stock Split will result in an effective increase in the authorized number of shares of Kintara Common Stock (as Kintara’s authorized number of shares of Kintara Common Stock will remain at 75,000,000 shares, subject to approval of Proposal No. 3), which could, under certain circumstances, have anti-takeover implications. The additional shares of Kintara Common Stock that would become available for issuance if this Proposal No. 2 is approved and a Reverse Stock Split is implemented could be used by Kintara to oppose a hostile takeover attempt or to delay or prevent changes in control or our management. For example, without further stockholder approval, the board of directors could adopt a “poison pill” which would, under certain circumstances related to an acquisition of Kintara securities that is not approved by the board of directors, give certain holders the right to acquire additional shares of Kintara Common Stock at a low price. The board of directors also could strategically sell shares of Kintara Common Stock in a private transaction to purchasers who would oppose a takeover or favor the current board of directors. Although this Proposal No. 2 has been prompted by business and financial considerations and not by the threat of any hostile takeover attempt (nor is the board of directors currently aware of any such attempts directed at Kintara), stockholders should be aware that approval of this Proposal No. 2 could facilitate future efforts by Kintara to deter or prevent changes in control, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices.

Effective Reverse Split Time

The proposed Reverse Stock Split would become effective as of the date and time determined by Kintara’s board of directors and specified in the resolutions approving the actual Reverse Stock Split, though it is currently contemplated that the Reverse Stock Split would occur immediately prior to the filing of the Delaware Certificate of Incorporation with the Reincorporation, which time is referred to in this Proposal No. 2 as the “Effective Reverse Split Time.”

Kintara will publicly announce the ratio selected by the board of directors and file the certificate of amendment effecting the Reverse Stock Split with the Secretary of State of the State of Nevada. The form of the proposed certificate of amendment to Kintara’s articles of incorporation to effect the Reverse Stock Split is attached as Annex I to this proxy statement/prospectus. Any amendment to Kintara’s articles of incorporation to effect the Reverse Stock Split will include the Reverse Stock Split ratio fixed by Kintara’s board of directors, within the range approved by Kintara’s stockholders.

Effective as of the Effective Reverse Split Time, shares of Kintara Common Stock issued and outstanding immediately prior thereto will be combined, automatically and without any action on the part of Kintara or its stockholders, into a lesser number of new shares of Kintara Common Stock in accordance with the Reverse Stock Split ratio determined by Kintara’s board of directors within the limits set forth in this Proposal No. 2. See “Treatment of Fractional Shares” below regarding the treatment of any fractional shares.

Effects of Reverse Stock Split

After the Effective Reverse Split Time, each stockholder will own a reduced number of shares of Kintara Common Stock as compared to immediately prior to the Effective Reverse Split Time. However, any Reverse Stock Split that is implemented by Kintara’s board of directors would affect all of its stockholders uniformly and would not affect any stockholder’s percentage ownership interests in the Company, except for adjustments that may result from the treatment of fractional shares as described below. Voting rights and other rights and preferences of the holders of Kintara Common Stock will not be affected by a Reverse Stock Split (other than for adjustments that may result from the treatment of fractional shares as described below). For example, a holder of 2% of the voting power of the outstanding shares of Kintara Common Stock immediately prior to a Reverse Stock Split would continue to hold 2% (assuming there is no impact as a result of the treatment of fractional shares as described below) of the voting power of the outstanding shares of Kintara Common Stock immediately after such Reverse Stock Split. The number of stockholders of record will not be affected by a Reverse Stock Split.

The principal effects of a Reverse Stock Split that is implemented by Kintara’s board of directors will be that:

•

depending on the Reverse Stock Split ratio selected by the board of directors, each 20 to 40 shares of Kintara Common Stock owned by a stockholder will be combined into one post-split share of Kintara Common Stock;

•

no fractional shares of Kintara Common Stock will be issued in connection with any Reverse Stock Split; instead, holders of Kintara Common Stock who would otherwise hold a fractional share of Kintara Common Stock after giving effect to the Reverse Stock Split will hold one whole post-split share as explained more fully below;

•	the total number of authorized shares of Kintara Common Stock will remain at 75,000,000 (assuming the Charter Proposal and the Reincorporation Proposal have not been approved or, if the Charter Proposal and the Reincorporation Proposal have been approved, the authorized shares of Kintara Common Stock will be increased to 400,000,000 in connection with the Reincorporation), resulting in an effective increase in the authorized number of shares of Kintara Common Stock;

•

based upon the Reverse Stock Split ratio selected by Kintara’s board of directors, proportionate adjustments will be made to the per share exercise price and/or the number of shares issuable upon the exercise or vesting of all then outstanding stock options, RSUs and warrants, which will result in a proportional decrease in the number of shares of Kintara Common Stock reserved for issuance upon exercise or vesting of such stock options, RSUs and warrants, and, in the case of stock options and warrants, a proportional increase in the exercise price of all such stock options and warrants; and

•	the number of shares then reserved for issuance under our equity compensation plans will be reduced proportionately based upon the Reverse Stock Split ratio selected by the board of directors.

The following table contains approximate information, based on share information as of August 1, 2024, relating to outstanding Kintara Common Stock based on the proposed Reverse Stock Split ratios (without giving effect to the treatment of fractional shares):

Status	Number of Shares of Common Stock Authorized	Number of Shares of Common Stock Issued and Outstanding	Number of Shares of Common Stock Reserved for Future Issuance	Number of Shares of Common Stock Authorized but Unissued and Unreserved
Pre-Reverse Stock Split	75,000,000	55,366,413	1,540,617	18,092,970
Post-Reverse Stock Split 1-for 20	75,000,000	2,768,321	77,031	72,154,648
Post-Reverse Stock Split 1-for 30	75,000,000	1,845,548	51,354	73,103,098
Post-Reverse Stock Split 1-for 40	75,000,000	1,384,161	38,516	73,577,323

After the Effective Reverse Split Time of any Reverse Stock Split that Kintara’s board of directors elects to implement, Kintara Common Stock would have a new committee on uniform securities identification procedures, or CUSIP number, a number used to identify Kintara Common Stock.

Kintara Common Stock is currently registered under Section 12(b) of the Exchange Act, and Kintara is subject to the periodic reporting and other requirements of the Exchange Act. The implementation of any proposed Reverse Stock Split will not affect the registration of Kintara Common Stock under the Exchange Act. Kintara Common Stock would continue to be listed on The Nasdaq Capital Market.

Treatment of Fractional Shares

No fractional shares of Kintara Common Stock will be issued as a result of any Reverse Stock Split. Instead, in lieu of any fractional shares to which a stockholder of record would otherwise be entitled as a result of the Reverse Stock Split Kintara will issue to such stockholder such additional fraction of a share as is necessary to increase such resulting fractional share to a full share of Kintara Common Stock.

Record and Beneficial Stockholders

If this Proposal No. 2 is approved by Kintara’s stockholders and Kintara’s board of directors elects to implement a Reverse Stock Split, stockholders of record holding all of their shares of Kintara Common Stock electronically in book-entry form under the direct registration system for securities will be automatically exchanged by the exchange agent and will receive a transaction statement at their address of record indicating the number of new post-split shares of Kintara Common Stock they hold after the Reverse Stock Split. Non-registered stockholders holding Kintara Common Stock through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Reverse Stock Split than those that would be put in place by Kintara for registered stockholders. If you hold your shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

If this Proposal No. 2 is approved by Kintara’s stockholders and Kintara’s board of directors elects to implement a Reverse Stock Split, stockholders of record holding some or all of their shares in certificate form will receive a letter of transmittal from Kintara or its exchange agent, as soon as practicable after the Effective Reverse Split Time. Kintara’s transfer agent is expected to act as “exchange agent” for the purpose of implementing the exchange of stock certificates. Holders of pre-Reverse Stock Split shares will be asked to surrender to the exchange agent certificates representing pre-Reverse Stock Split shares in exchange for post-Reverse Stock Split shares in accordance with the procedures to be set forth in the letter of transmittal. No new post-Reverse Stock Split share certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

STOCKHOLDERS SHOULD NOT DESTROY ANY PRE-SPLIT STOCK CERTIFICATE AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL THEY ARE REQUESTED TO DO SO.

Accounting Consequences

The par value per share of Kintara Common Stock would remain unchanged at $0.001 per share after any Reverse Stock Split. As a result, as of the Effective Reverse Split Time, the stated capital on Kintara’s balance sheet attributable to Kintara Common Stock would be reduced proportionally, based on the actual Reverse Stock Split ratio, from its present amount, and the additional paid-in capital account would be credited with the amount by which the stated capital would be reduced. The net income or loss per share of Kintara Common Stock would be increased because there would be fewer shares of Kintara Common Stock outstanding. The Reverse Stock Split would be reflected retroactively and prospectively in Kintara’s consolidated financial statements. Kintara does not anticipate that any other accounting consequences would arise as a result of any Reverse Stock Split.

No Dissenter’s or Appraisal Rights

Kintara stockholders are not entitled to dissenter’s or appraisal rights with respect to the proposed Reverse Stock Split under the NRS or, if the Reincorporation occurs prior to or at the same time as the Reverse Stock Split, the DGCL. The Kintara board of directors expect the Reverse Stock Split to occur immediately prior to the Reincorporation.

Certain Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion is a summary of certain material U.S. federal income tax consequences of the Reverse Stock Split to U.S. Holders (as defined above under “Certain Material U.S. Federal Income Tax Consequences of the Merger and of the CVR Distribution”)that hold shares of Kintara Common Stock as capital assets (generally, property held for investment) for U.S. federal income tax purposes.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to stockholders in light of their particular circumstances or to stockholders who may be subject to special tax treatment under the Code, including, without limitation dealers or traders in securities, commodities or foreign currency; banks, thrifts, insurance companies, and other financial institutions; traders that mark-to-market their securities; tax-exempt organizations or governmental organizations; small business investment companies; regulated investment companies; real estate investment trusts; tax-deferred or other retirement accounts; persons whose functional currency is not the U.S. dollar; persons who hold Kintara Common Stock as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction; persons who hold or receive Kintara Common Stock pursuant to the exercise of compensatory stock options, the vesting of previously restricted shares of stock or otherwise as compensation; persons whose shares constitute “qualified small business stock” for purposes of Section 1202 of the Code, any entity or arrangement that is a partnership for U.S. federal income tax purposes; companies subject to the “stapled stock” rules; “expatriated entities”; certain former citizens or long-term residents of the United States; or persons subject to the alternative minimum tax or the 3.8% tax on net investment income.

This discussion is based on the Code, U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect, or differing interpretations. Any such change may cause the U.S. federal income tax consequences of a reverse stock split to vary substantially from the consequences summarized below. Kintara has not sought any ruling from the IRS with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions.

The state, local and foreign tax consequences of a Reverse Stock Split may vary as to each U.S. Holder of Kintara Common Stock, depending on the jurisdiction in which such U.S. Holder resides. This discussion should not be considered as tax or investment advice, and the tax consequences of a reverse stock split may not be the same for all U.S. Holders of Kintara Common Stock. U.S. Holders of Kintara Common Stock should consult their own tax advisors to understand their individual U.S. federal, state, local and foreign tax consequences to them of the Reverse Stock Split.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Kintara Common Stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding shares of Kintara Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Tax Consequences of the Reverse Stock Split Generally

The Reverse Stock Split is expected to constitute a “recapitalization” for U.S. federal income tax purposes under Section 368(a)(1)(E) of the Code. As a result, a U.S. Holder of Kintara Common Stock generally should not recognize any gain or loss for U.S. federal income tax purposes upon the Reverse Stock Split, except possibly to the extent a U.S. Holder receives a whole share of Kintara Common Stock in lieu of a fractional share of Kintara Common Stock, as discussed below. A U.S. Holder’s aggregate adjusted tax basis in shares of Kintara Common Stock received in a Reverse Stock Split should equal the U.S. Holder’s aggregate adjusted tax basis in the shares of Kintara Common Stock surrendered (increased by any income or gain recognized on receipt of a whole share in lieu of a fractional share). In addition, each U.S. Holder’s holding period for the shares of Kintara Common Stock the U.S. Holder receives in a Reverse Stock Split should include the U.S. Holder’s holding period for the shares of Kintara Common Stock exchanged in the Reverse Stock Split. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Kintara Common Stock surrendered to the shares of Kintara Common Stock received in a recapitalization pursuant to the Reverse Stock Split. U.S. Holders of shares of Kintara Common Stock acquired on different dates and at different prices should consult their own tax advisors regarding the allocation of the tax basis and holding period of such shares.

The treatment of fractional shares of Kintara Common Stock being rounded up to the next whole share is uncertain, and a U.S. Holder that receives a whole share of Kintara Common Stock in lieu of a fractional share of Kintara Common Stock may possibly recognize gain, which may be characterized as either capital gain or as a dividend, in an amount not to exceed the excess of the fair market value of such whole share over the fair market value of the fractional share to which the U.S. Holder was otherwise entitled. The holding period for the portion of a share of Kintara Common Stock treated as a distribution or as to which a U.S. Holder recognizes gain might not include the holding period of pre-reverse stock split shares of Kintara Common Stock surrendered. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax and other tax consequences of fractional shares being rounded to the next whole share. Backup withholding may apply to a stockholder who receives a whole share of Kintara Common Stock in lieu of a fractional share unless the stockholder provides the exchange agent with appropriate documentation establishing that backup withholding is not required.

Vote Required for Approval

The approval of the Reverse Stock Split Proposal requires the affirmative vote of holders of a majority of votes cast by the stockholders at the Kintara Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Reverse Stock Split Proposal.

If such proposals are not approved and the Reverse Split does not occur, Kintara would likely be unable to comply with the Nasdaq minimum bid price requirement and may be delisted from the Nasdaq Capital Market.

Adoption of the Reverse Stock Split Proposal is not conditioned upon the adoption of any of the other proposals. In the event the Reincorporation or the Merger is not consummated, if the Reverse Stock Split Proposal is approved by the stockholders, Kintara may effect the Reverse Stock Split.

The Merger is conditioned on the approval of Proposals No. 1 through 5.

KINTARA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF A REVERSE STOCK SPLIT AS SET FORTH IN THE REVERSE STOCK SPLIT PROPOSAL.

PROPOSAL NO. 3—THE CHARTER PROPOSAL

Kintara’s board of directors has unanimously adopted and now recommends for your approval a proposal to increase the number of authorized shares of Kintara Common Stock from 75,000,000 to 400,000,000 to be effected at such time and date as determined by the Kintara board of directors in its sole discretion.

In order to effectuate the Merger, Kintara’s board of directors believes that it is necessary and in the best interests of Kintara and its stockholders to amend the Kintara Charter to increase the number of authorized shares of Kintara Common Stock. Upon consultation with management, Kintara’s board of directors unanimously approved, and unanimously recommends for stockholder approval, the Charter Proposal to adopt the Delaware Certificate of Incorporation as part of the Reincorporation which includes the increase to the number of authorized shares of Kintara Common Stock from 75,000,000 shares of Kintara Common Stock to 400,000,000 shares of Kintara Common Stock. The form of the text of the new authorized shares (which would be filed, at the time and date as determined by Kintara’s board of directors in its sole discretion, with the Delaware Secretary of State) is set forth as Annex G to this proxy statement/prospectus (subject to any changes required by applicable law). As of the record date, there were (i) [ ] shares of Kintara Common Stock outstanding, (ii) approximately [ ] shares of Kintara Common Stock reserved for future issuance upon conversion of the outstanding shares of Series C Preferred Stock (including any Series C Preferred Stock issued as dividends under the Series C Preferred Stock or shares of Series C Preferred Stock issued pursuant to the exercise of warrants of Kintara Series C Preferred Stock) (iii) [ ] shares of Kintara Common Stock reserved for future issuance upon exercise of warrants currently outstanding, (iv) [ ] shares of Kintara Common Stock reserved for future issuance related to the settlement of outstanding Restricted Stock Units, (v) [ ] shares of Kintara Common Stock reserved for future issuance upon exercise of options currently outstanding under the Del Mar Pharmaceuticals (BC) Ltd. 2013 Amended and Restated Stock Option Plan, and (vi) [ ] shares of Kintara Common Stock reserved for future grants under Kintara’s 2024 Omnibus Equity Incentive Plan (the “Plan”). The additional shares of Kintara Common Stock to be authorized by adoption of the amendment would have the rights set forth in the Delaware Certificate of Incorporation. If the Charter Proposal is approved, it will become effective upon the filing of the Delaware Certificate of Incorporation with the Secretary of State of the State of Delaware in connection with the Reincorporation and prior to the filing of the Certificate of Merger. Kintara’s board of directors will have sole discretion as to the timing and date of such filing.

The description of the Delaware Certificate of Incorporation should be read in conjunction with and is qualified in its entirety by reference to the text of the proposed Delaware Certificate of Incorporation attached to this proxy statement as Annex G.

Purpose of the Proposal

The approval of the Charter Proposal is required for the consummation of the Merger and important for Kintara’s ongoing business. Kintara’s board of directors recognizes that it is necessary and the Merger cannot be completed without the approval of the Charter Proposal as the current Kintara Charter does not have a sufficient number of authorized shares to issue the Merger Shares at Closing. Kintara’s board of directors also believes it would be prudent and advisable to have additional flexibility regarding the potential use of shares of Kintara Common Stock for business and financial purposes in the future. Having an increased number of authorized but unissued shares of Kintara Common Stock would allow Kintara to take prompt action with respect to corporate opportunities that develop, without the delay and expense of convening a special meeting of stockholders for the purpose of approving an increase in our authorized shares. The additional shares could be used for various purposes without further stockholder approval. These purposes may include: (i) raising capital, if Kintara has an appropriate opportunity, through offerings of Kintara Common Stock or securities that are convertible into Kintara Common Stock; (ii) expanding Kintara’s business through potential strategic transactions, including mergers, acquisitions, licensing transactions and other business combinations or acquisitions of new product candidates or products; (iii) establishing strategic relationships with other companies; (iv) exchanges of Kintara Common Stock or securities that are convertible into Kintara Common Stock for other outstanding securities;

(v) providing equity incentives pursuant to the Plan, or another plan Kintara may adopt in the future, to attract and retain employees, officers or directors; and (vi) other general corporate purposes. Kintara intends to use the additional shares of Kintara Common Stock that will be available to undertake any such issuances described above. As is the case with the shares of Kintara Common Stock which are currently authorized but unissued, if the Delaware Certificate of Incorporation is adopted by the stockholders, Kintara’s board of directors will only have authority to issue the additional shares of Kintara Common Stock from time to time without further action on the part of stockholders to the extent not prohibited by applicable law or by the rules of any stock exchange or market on which our securities may then be listed or authorized for quotation. Because it is anticipated that Kintara directors and executive officers will be granted additional equity awards under the Plan, or another plan Kintara adopts in the future, they may be deemed to have an indirect interest in the Delaware Certificate of Incorporation, because absent the Delaware Certificate of Incorporation, Kintara may not have sufficient authorized shares to grant such awards.

The increase in authorized shares of Kintara Common Stock will not have any immediate effect on the rights of existing Kintara stockholders. However, because Kintara stockholders do not have any preemptive rights, future issuance of shares of Kintara Common Stock or securities exercisable for or convertible into shares of common stock could have a dilutive effect on our earnings per share, book value per share, and the voting rights of stockholders and could have a negative effect on the price of Kintara Common Stock.

Disadvantages to an increase in the number of authorized shares of Kintara Common Stock may include:

•	Stockholders may experience further dilution of their ownership.

•

Stockholders will not have any preemptive or similar rights to subscribe for or purchase any additional shares of Kintara Common Stock that may be issued in the future, and therefore, future issuances of Kintara Common Stock, depending on the circumstances, will have a dilutive effect on the earnings per share, voting power and other interests of our existing stockholders.

•

The additional shares of Kintara Common Stock for which authorization is sought in this proposal would be part of the existing class of Kintara Common Stock and, if and when issued, would have the same rights and privileges as the shares of Kintara Common Stock presently outstanding.

•

The issuance of authorized but unissued shares of Kintara Common Stock could be used to deter a potential takeover of us that may otherwise be beneficial to stockholders by diluting the shares held by a potential suitor or issuing shares to a stockholder that will vote in accordance with the desires of Kintara’s board of directors. A takeover may be beneficial to independent stockholders because, among other reasons, a potential suitor may offer such stockholders a premium for their shares of stock compared to the then-existing market price. Kintara does not have any plans or proposals to adopt provisions or enter into agreements that may have material anti-takeover consequences.

Kintara has agreed, pursuant to the terms of the Merger Agreement, to increase the number of authorized shares, pending Kintara stockholder approval. Kintara is therefore requesting our stockholders approve this Charter Proposal to increase our authorized shares of Kintara Common Stock from 75,000,000 shares of Kintara Common Stock to 400,000,000 shares of Kintara Common Stock upon filing the Delaware Certificate of Incorporation.

Vote Required for Approval

The approval of the Charter Proposal requires the affirmative vote of holders of a majority of the total voting shares outstanding. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Charter Proposal.

The Merger is conditioned on the approval of Proposals No. 1 through 5.

KINTARA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

PROPOSAL NO. 4—APPROVAL OF THE KINTARA THERAPEUTICS, INC. 2024 OMNIBUS EQUITY INCENTIVE PLAN (THE “2024 EQUITY PLAN PROPOSAL”)

Overview

Kintara stockholders are also being asked to consider and vote upon a proposal to approve the TuHURA Biosciences, Inc. 2024 Equity Incentive Plan, which we refer to herein as the “2024 Plan.” The Kintara board of directors approved the 2024 Plan on August 7, 2024, subject to stockholder approval at the Kintara Special Meeting and upon consummation of the Merger. The purpose of the 2024 Plan is to attract and retain outstanding individuals to serve as officers, directors, employees, and consultants for the combined company and to increase stockholder value by aligning the interests of our officers, directors, employees, and consultants with those of our shareholders through stock ownership.

If stockholders approve this proposal, then the 2024 Plan will become effective upon the consummation of the Merger, and no additional awards will be issued under Kintara’s 2017 Omnibus Equity Incentive Plan, as amended and restated (the “2017 Plan”). If the 2024 Plan is not approved by the Kintara stockholders, or if the Merger is not consummated, then the 2024 Plan will not become effective and no awards will be granted thereunder, and the 2017 Plan will remain in effect in accordance with its terms. However, there are insufficient shares under the 2017 Plan to make awards to recruit and retain employees, officers and directors of the combined company.

Summary of the Terms of the 2024 Plan

A summary of the material features of the 2024 Plan is set forth below. The following summary does not purport to be a complete description of all the provisions of the 2024 Plan and is qualified by reference to the 2024 Plan, a copy of which is attached to this proxy statement/prospectus as Annex C and incorporated herein by reference in its entirety. Kintara stockholders should refer to the 2024 Plan for more complete and detailed information about the terms and conditions of the 2024 Plan.

Administration. The combined company board of directors or the compensation committee of the board of directors, or any successor committee with similar authority that the combined company board may appoint, (the “Committee”) will administer the 2024 Plan (the “Administrator”). The 2024 Plan authorizes the Administrator to interpret the provisions of the 2024 Plan and award agreements; prescribe, amend and rescind rules and regulations relating to the 2024 Plan; correct any defect, supply any omission, or reconcile any inconsistency in the 2024 Plan, any award or any agreement covering an award; and make all other determinations necessary or advisable for the administration of the 2024 Plan, in each case in its sole discretion.

To the extent applicable law permits, the combined company board of directors may delegate to another committee of the board, or the compensation committee may delegate to a subcommittee, or either the combined company board or committee thereof may delegate to one or more officers of the combined company, any or all of their respective authority and responsibility as Administrator. However, no such delegation is permitted with respect to stock-based awards made to any participant who is subject to the reporting requirements of Section 16(a) of the Exchange Act or the liability provisions of Section 16(b) of the Exchange Act at the time any such delegated authority or responsibility is exercised unless the delegation is to another committee of the combined company board consisting entirely of non-employee directors.

Eligibility. The Administrator may designate any of the following as a participant from time to time, to the extent of the Administrator’s authority: any officer or other employee of the combined company or its affiliates; any individual who we or one of our affiliates has engaged to become an officer or employee; any consultant or advisor who provides services to the combined company or its affiliates; or any director, including a non-employee director. If this proposal is approved by stockholders, then all employees of the combined company, estimated to be approximately 18, and all five directors of the combined company will be eligible to receive awards following the Merger.

Types of Awards. The 2024 Plan permits the grant of stock options (including incentive stock options), stock appreciation rights, performance shares, performance units, restricted stock, restricted stock units, cash incentives and other types of awards authorized under the 2024 Plan. These award types are described in further detail below.

Stock Subject to the 2024 Plan. The 2024 Plan will provide that 11,000,000 shares of combined company common stock will be reserved for issuance under the 2024 Plan, all of which may be issued pursuant to the exercise of incentive stock options. The aggregate number of Shares reserved for issuance under the 2024 Plan will be increased annually on the first day of each fiscal year of the Company after the consummation of the Merger, commencing on the first day of the combined company’s fiscal year 2025 and with a final increase on the first day of the 2034 fiscal year, by a number of shares of common stock of the combined company (“Evergreen Shares”) equal to the lesser of: (i) 5.0% of the outstanding shares of all classes of the combined company’s common stock as of the last day of the immediately preceding fiscal year or (ii) such other number of shares (which may be zero) as the board of directors of the combined company may determine. Evergreen shares may not be issued pursuant to the exercise of incentive stock options. The number of shares reserved under the 2024 Plan will be depleted on the date of the grant of an award by the maximum number of shares, if any, with respect to which such award is granted. An award that may be settled solely in cash shall not cause any depletion of the 2024 Plan’s share reserve at the time such award is granted. In general, if an award granted under the 2024 Plan lapses, expires, terminates or is cancelled without the issuance of shares under the award, if it is determined during or at the conclusion of the term of an award that all or some portion of the shares under the award will not be issuable on the basis that the conditions for such issuance will not be satisfied, if shares are forfeited under an award or if shares are issued under any award and the combined company reacquires them pursuant to rights reserved upon the issuance of the shares, then such shares will again be available for issuance under the 2024 Plan, except that shares reacquired pursuant to reserved rights may not be issued pursuant to incentive stock options. Shares not issued or delivered as a result of the net settlement of an outstanding option or stock appreciation right, shares tendered or withheld in payment of the exercise price of an option, shares tendered or withheld to satisfy tax withholding obligations and shares purchased by us using proceeds from option exercises may not be re-credited to the reserve.

As of August [ ], 2024, the record date, the closing price of Kintara Common Stock was $[ ] per share.

Director Award Limit. The maximum number of shares that may be subject to awards granted during a single fiscal year to any individual non-employee director, subject to appropriate adjustments in accordance with the 2024 Plan, may not exceed the number of shares that has a grant date fair value of, when added to any cash compensation received by such non-employee director, $1,000,000, except that such limit will be $2,000,000 for the first fiscal year that the non-employee director serves on the board.

Options. The Administrator will generally determine all terms and conditions of each option. However, the grant date may not be any day prior to the date that the Administrator approves the grant, the exercise price may not be less than the fair market value of the shares subject to the option as determined on the date of grant (110% of the fair market value in the case of an incentive stock option granted to a 10% stockholder) and the option must terminate no later than ten years after the date of grant (five years in the case of an incentive stock option granted to a 10% stockholder). If a participant disposes of shares issued pursuant to the exercise of an incentive stock option under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), that participant must notify the combined company of such disposition within 10 days. To the extent previously approved by the Administrator (in an award agreement or in administrative rules), and subject to such procedures as the Administrator may specify, the payment of the exercise price of options may be made by payment in cash or previously owned shares, through a broker-dealer assisted sell-to-cover transaction, by withholding shares otherwise deliverable upon exercise, or a combination of the foregoing. Except to the extent otherwise set forth in an award agreement, a participant will have no rights as a holder of combined company common stock as a result of the grant of an option until the option is exercised, the exercise price and applicable withholding taxes are paid and the shares subject to the option are issued thereunder.

Stock Appreciation Rights. The Administrator will generally determine all terms and conditions of each stock appreciation right. A stock appreciation right is the right of a participant to receive cash in an amount, and/or common stock with a fair market value, equal to the appreciation of the fair market value of a share of combined company common stock during a specified period of time. However, the grant date may not be any day prior to the date that the Administrator approves the grant, the grant price may not be less than the fair market value of the shares subject to the stock appreciation right as determined on the date of grant and the stock appreciation right must terminate no later than ten years after the date of grant.

Performance and Stock Awards. The Administrator will generally determine all terms and conditions of each award of shares, restricted stock, restricted stock units, performance shares or performance units. Restricted stock means shares of combined company common stock that are subject to a risk of forfeiture, restrictions on transfer or both a risk of forfeiture and restrictions on transfer. A restricted stock unit means the right to receive a payment equal to the fair market value of one share of combined company common stock. Performance shares means the right to receive shares of combined company common stock, including restricted stock, to the extent performance goals are achieved (or other requirements are met). A performance unit means the right to receive a cash payment or shares valued in relation to a unit that has a designated dollar value or the value of which is equal to the fair market value of one or more shares of combined company common stock, to the extent performance goals are achieved (or other requirements are met). The Administrator will determine the length of the vesting and/or performance period.

Any participant who holds restricted stock has the right to vote their shares, unless the Administrator provides otherwise. Any participant who holds other types of awards does not have any rights as a stockholder of the combined company, unless the Administrator provides otherwise.

Cash Incentive Awards. The Administrator has the authority to grant cash incentive awards. A cash incentive award is the right to receive a cash payment to the extent performance goals are achieved. The Administrator will determine all of the terms and conditions of each cash incentive award, including the performance goals, the performance period, the potential amount payable and the timing of payment.

Other Stock-Based Awards. The Administrator may grant a participant shares of unrestricted stock as a replacement for other compensation to which the participant is entitled, such as in payment of director fees, in lieu of cash compensation, in exchange for cancellation of compensation right or as a bonus.

Dividends and Dividend Equivalents. The 2024 Plan prohibits the payment of dividends or dividend equivalent units on unvested awards for all equity award types. A dividend equivalent unit is the right to receive a payment, in cash or shares of common stock, equal to the cash dividends or other distributions that the combined company pays with respect to a share of its common stock. Dividends may only be paid with respect to restricted stock or unrestricted shares. Dividend equivalent units may be granted only in tandem with restricted stock units, performance shares or performance units.

If cash dividends are paid while shares of restricted stock are unvested, then such dividends will either, at the discretion of the Administrator, be:

•	automatically reinvested as additional shares of restricted stock that are subject to the same terms and conditions, including the risk of forfeiture, as the original grant of restricted stock; or

•	paid in cash at the same time and to the same extent that the restricted stock vests.

Similarly, dividend equivalent units will either, at the discretion of the Administrator, be:

•	accumulated and paid in cash or shares at the same time and to the same extent that the underlying award vests or is earned; or

•	reinvested in additional units that are subject to the same terms and conditions, including vesting and risk of forfeiture, as the underlying awards.

In no event will a participant receive dividends or payment with respect to a dividend equivalent unit unless, until and to the same extent as the restricted stock or underlying award, as applicable, vests and is paid.

Discretion to Accelerate Vesting. The Administrator may accelerate the vesting of an award or deem an award to be earned, in whole or in part, in the event of a participant’s death, disability, retirement, or termination without cause, as provided in the 2024 Plan’s provisions concerning a change of control or upon any other event as determined by the Administrator in its discretion.

Performance Goals. The Administrator has the discretion to establish any performance goals for awards issued under the 2024 Plan. Performance goals may, without limitation, relate to one or more of the following with respect to us or any one or more of our subsidiaries, affiliates or other business units: net earnings or net income; operating earnings, operating income; pretax earnings; earnings per share; share price, including growth measures and total stockholder return; earnings before interest and taxes and related margin; earnings before interest, taxes, depreciation and/or amortization and related margin; sales or revenue growth, whether in general, by type of product, application or service, or by type of customer; gross or operating profit or margins; return measures, including return on assets, capital, investment, equity, sales or revenue; economic value add with or without a capital charge; cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment; productivity ratios; expense targets; market share; financial ratios as provided in credit agreements of the combined company and its subsidiaries and interest expense; working capital targets; completion of acquisitions of businesses or companies; completion of divestitures and asset sales; operating metrics; and any combination of any of the foregoing business criteria and associated margins. Performance goals may also relate to a participant’s individual performance.

The Administrator may adjust performance goals, or modify the manner of measuring or evaluating a performance goal, for any reason the Administrator determines is appropriate, including but not limited to: (1) by excluding the effects of charges for reorganizing and restructuring; discontinued operations; asset write-downs; gains or losses on the disposition of a business; mergers, acquisitions or dispositions; and extraordinary, unusual and/or non-recurring items of gain or loss; (2) excluding the costs of litigation, claims, judgments or settlements; (3) excluding the effects of changes laws or regulations affecting reported results, or changes in tax or accounting principles, regulations or law; or (4) excluding any accruals of amounts related to payments under the 2024 Plan or any other compensation arrangement maintained by the combined company or an affiliate of the combined company.

Effect of Termination of Employment or Service on Awards. If a participant’s employment or service is terminated for cause, then all awards and grants of every type, whether or not then vested, will terminate no later than the participant’s last day of employment. If a participant’s employment or service terminates for any reason other than cause, then the participant’s awards will be treated in accordance with the terms of the participant’s employment, retention, change of control, severance or similar agreement with the combined company or any affiliate that discusses the effect of the participant’s termination of employment or service on the participant’s awards, or to the extent no such agreement discusses the effect of the applicable termination, then in accordance with the terms of the applicable award agreement. The 2024 Plan also provides for different treatment of awards upon certain types of termination associated with a change of control, as described further in the Change of Control section of this proposal.

Transferability of Awards. Awards under the 2024 Plan may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated, other than by will or the laws of descent and distribution, unless and to the extent the Administrator allows a participant to: (1) designate in writing a beneficiary to exercise the award or receive payment under the award after the participant’s death; (2) transfer an award to the former spouse of the participant as required by a domestic relations order incident to a divorce; or (3) transfer an award (provided the participant may not receive consideration for such transfer), provided that in each case, the assignee cannot further transfer the award. Any permitted transfer shall be subject to compliance with applicable securities laws.

Adjustments. Under the terms of the 2024 Plan, if any of the following occurs:

•	The combined company is involved in a merger or other transaction in which its common stock is changed or exchanged;

•	The combined company subdivides or combines its common stock or declares a dividend payable in its common stock, other securities or other property;

•

The combined company effects a cash dividend, the amount of which, on a per share basis, exceeds 10% of the fair market value of a share of combined company common stock at the time the dividend is declared, or the combined company effects any other dividend or other distribution on its common stock in the form of cash, or a repurchase of shares of its common stock, that the combined company board of directors determines is special or extraordinary in nature or that is in connection with a transaction that the combined company characterizes publicly as a recapitalization or reorganization involving its common stock; or

•

Any other event occurs, which, in the judgment of the combined company board of directors or committee thereof, necessitates an adjustment to prevent an increase or decrease in the benefits or potential benefits intended to be made available under the 2024 Plan;

then the Administrator will, in a manner it deems equitable to prevent an increase or decrease in the benefits or potential benefits intended to be made available under the 2024 Plan and subject to certain provisions of the Code, adjust the number and type of shares of combined company common stock subject to the 2024 Plan and which may, after the event, be made the subject of awards; the number and type of shares of combined company common stock subject to outstanding awards; the grant, purchase or exercise price with respect to any award; and performance goals of an award. The Administrator may also (or in lieu of the foregoing) make provision for a cash payment to the holder of an outstanding award in exchange for the cancellation of all or a portion of the award (without the consent of the holder of an award) in an amount determined by the Administrator effective at such time as the Administrator specifies (which may be the time such transaction or event is effective).

No such adjustments may be authorized in the case of incentive stock options to the extent that such authority would cause the 2024 Plan to violate Code Section 422(b).

In connection with any merger, consolidation, acquisition of property or stock, or reorganization, the Administrator may authorize the issuance or assumption of awards under the 2024 Plan.

Change of Control. Unless an award agreement provides otherwise, in the event of a change of control, the successor or purchaser may assume outstanding awards or replace them with new awards having substantially equivalent terms and conditions, subject to the following requirements:

•

Each award must be appropriately adjusted to apply to the number and class of securities which would have been issuable to the participant upon the consummation of such change of control had the award been exercised, vested or earned immediately prior to such change of control.

•

If the securities to which the awards relate after the change of control are not listed and traded on a national securities exchange, then the participant shall be provided the option, upon exercise or settlement of an award, to elect to receive cash in lieu of the securities that would have otherwise been issued.

•

Upon the participant’s termination of employment within two years following the change of control (1) by the successor or surviving corporation without cause, (2) by reason of death or disability, or (3) by the participant for “good reason,” then all of the participant’s awards that are in effect as of the date of such termination shall vest in full or be deemed earned in full (assuming target performance goals provided under such award were met, if applicable) effective on the date of such termination. In the event of any other termination of employment within two years after a change of control that is not described herein, the terms of the award agreement shall apply.

If the awards are not so assumed or replaced, then, unless otherwise provided in an applicable award agreement:

•

each stock option or stock appreciation right that is then held by a participant who is employed by or in the service of the combined company or one of its affiliates will either: (1) become immediately exercisable and remain so for 15 days prior to the consummation of the change of control (conditioned and effective upon such change of control consummation); or (2) be cancelled (whether or not then vested) on the date of the change of control in exchange for a payment in cash or securities upon or promptly after the consummation of the change of control, with no consideration provided for stock options or stock appreciation rights with value less than the price per share paid or deemed paid, as the Administrator determines;

•

all restricted stock and restricted stock units (that are not performance awards) that are not then vested shall vest in full as of immediately prior to the change of control and may, in the Administrator’s discretion, be cancelled in exchange for a payment in cash or securities upon or promptly after the consummation of the change of control;

•

all performance shares, performance units, and cash incentive awards for which the performance period has expired shall be paid based on actual performance and all such awards for which the performance period has not expired shall be cancelled in exchange for a payment in cash or securities having a value equal to the amount that would have been due under such award(s), valued assuming that the target performance goals had been met;

•	all dividend equivalent units that are not vested will vest (to the same extent as the award granted in tandem with the dividend equivalent unit, if applicable) and be paid; and

•	all other awards that are not vested will vest and be paid in cash or securities.

A “change of control” under the 2024 Plan generally means the occurrence of any one of the following events (subject to certain exceptions specified in the 2024 Plan):

•

an unrelated entity acquires 50% or more of the combined voting of power of the outstanding securities of the combined company or 20% or more of the combined voting power in a transaction that is not approved within 60 days by a majority of the continuing directors then in office;

•

when the continuing directors cease to constitute a majority of the combined company board. For this purpose, “continuing director” means any individual who was a director on the effective date of the 2024 Plan or who subsequently becomes a director and whose election, or nomination for election, was approved by a vote of at least a majority of the continuing directors then in office;

•	the combined company sells or liquidates all or substantially all of the business of the company to an unrelated party; or

•

any merger, consolidation or share exchange of the combined company other than (1) a transaction which would result in the voting securities of the combined company outstanding immediately prior to such merger, consolidation or share exchange continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least fifty percent (50%) of the combined voting power of the voting securities of the combined company or such surviving entity or (2) a merger, consolidation or share exchange effected solely to implement a recapitalization of the combined company (or similar transaction) in which no person (other than certain excluded persons) is or becomes the beneficial owner of securities representing twenty percent (20%) or more of either the outstanding shares or the combined voting power of the combined company’s outstanding voting securities.

Repricing Prohibited. Neither the Administrator nor any other person may, without stockholder approval: (1) amend the terms of outstanding stock options or stock appreciation rights to reduce the exercise price of such outstanding stock options or stock appreciation rights; (2) cancel outstanding stock options or stock appreciation rights in exchange for stock options or stock appreciation rights with an exercise price that is less than the exercise price of the original stock options or stock appreciation rights; or (3) cancel outstanding stock options or stock appreciation rights with an exercise price above the current share price in exchange for cash or other securities.

Backdating Prohibited. The Administrator may not grant a stock option or stock appreciation right with a grant date that is effective prior to the date the Administrator takes action to approve such award.

Foreign Participation. To assure the viability of awards granted to participants employed or residing in foreign countries, the Administrator may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, accounting or custom. Moreover, the Administrator may approve such supplements to, or amendments, restatements, or alternative versions of, the 2024 Plan as it determines is necessary or appropriate for such purposes. Any such amendment, restatement, or alternative versions that the Administrator approves for purposes of using the 2024 Plan in a foreign country will not affect the terms of the 2024 Plan for any other country.

Term of Plan. Unless the Board terminates the 2024 Plan on an earlier date, the 2024 Plan will terminate, and no further awards can be granted thereunder, after the 10th anniversary of the latest date on which the 2024 Plan, or any amendment thereto or restatement thereof, has been approved by the combined company’s stockholders.

Termination and Amendment of the 2024 Plan. The Administrator may amend or terminate the 2024 Plan at any time, except that (1) the combined company board must approve any amendment that it is required to approve by reason of applicable law or prior action of the board, (2) stockholders must approve any amendments if such approval is required by any applicable law or the listing requirements of any principal securities exchange on which the combined company’s shares are then traded, and (3) stockholders must approve any amendments that would diminish the backdating or repricing restrictions contained in the 2024 Plan.

Amendment, Modification, Cancellation and Disgorgement of Awards. Subject to exceptions specified in the 2024 Plan, the Administrator may amend or cancel an award granted under the 2024 Plan at any time, or waive any restrictions or conditions applicable to any award or the exercise of the award. In addition, the Administrator will have full power and authority to terminate or cause a participant to forfeit an award, and require the participant to disgorge any gains attributable to an award, if the participant engages in any action constituting, as determined by the Administrator in its discretion, cause for termination or a breach of a material policy, any award agreement or any other agreement concerning noncompetition, nonsolicitation, confidentiality, trade secrets, intellectual property, nondisparagement or similar obligations. All awards, and any shares issued or cash paid pursuant to an award, are also subject to any applicable recoupment or clawback policy adopted by the combined company or any recoupment or similar requirement contained in applicable law, regulation or the listing requirements of the exchange or system on which the combined company’s stock is principally traded.

Certain Federal Income Tax Consequences

The following summarizes certain federal income tax consequences relating to the 2024 Plan. The summary is based upon the laws and regulations in effect as of the date of this proxy statement/prospectus and does not purport to be a complete statement of the law in this area. Furthermore, the discussion below does not address the tax consequences of the receipt or exercise of awards under foreign, state or local tax laws, and such tax laws may not correspond to the federal income tax treatment described herein. The exact federal income tax treatment of transactions under the 2024 Plan will vary depending upon the specific facts and circumstances involved and participants are advised to consult their personal tax advisors with regard to all consequences arising from the grant or exercise of awards and the disposition of any acquired shares.

Stock Options. The grant of a stock option under the 2024 Plan will create no income tax consequences to the combined company or to the recipient. A participant who is granted a non-qualified stock option will generally recognize ordinary compensation income at the time of exercise in an amount equal to the excess of the fair market value of combined company common stock at such time over the exercise price. The combined company will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. Upon the participant’s subsequent disposition of the shares of combined company common stock received with respect to such stock option, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of combined company common stock on the exercise date).

In general, a participant will recognize no income or gain as a result of the exercise of an incentive stock option, except that the alternative minimum tax may apply. Except as described below, the participant will recognize a long-term capital gain or loss on the disposition of combined company common stock acquired pursuant to the exercise of an incentive stock option and the combined company will not be allowed a deduction. If the participant fails to hold the shares of combined company common stock acquired pursuant to the exercise of an incentive stock option for at least two years from the grant date of the incentive stock option and one year from the exercise date, then the participant will recognize ordinary compensation income at the time of the disposition equal to the lesser of the gain realized on the disposition and the excess of the fair market value of the shares of combined company common stock on the exercise date over the exercise price. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. Any additional gain realized by the participant over the fair market value at the time of exercise will be treated as a capital gain.

Stock Appreciation Rights. The grant of a stock appreciation right under the 2024 Plan will create no income tax consequences to the combined company or to the recipient. A participant who is granted a stock appreciation right will generally recognize ordinary compensation income at the time of exercise in an amount equal to the excess of the fair market value of combined company common stock at such time over the grant price. The combined company will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. If the stock appreciation right is settled in shares of combined company common stock, upon the participant’s subsequent disposition of such shares, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of our common stock on the exercise date).

Restricted Stock. Generally, a participant will not recognize income and the combined company will not be entitled to a deduction at the time an award of restricted stock is made under the 2024 Plan, unless the participant makes the election described below. A participant who has not made such an election will recognize ordinary income at the time the restrictions on the stock lapse in an amount equal to the fair market value of the restricted stock at such time. The combined company will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. Any otherwise taxable disposition of the restricted stock after the time the restrictions lapse will result in a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of the combined company common stock on the date the restrictions lapse). Dividends paid in cash and received by a participant prior to the time the restrictions lapse will constitute ordinary income to the participant in the year paid and the combined company will generally be entitled to a corresponding deduction for such dividends. Any dividends paid in stock will be treated as an award of additional restricted stock subject to the tax treatment described herein.

A participant may, within 30 days after the date of the award of restricted stock, elect to recognize ordinary income as of the date of the award in an amount equal to the fair market value of such restricted stock on the date of the award (less the amount, if any, the participant paid for such restricted stock). If the participant makes such an election, then the combined company will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. If the participant makes the election, then any cash dividends the participant receives with respect to the restricted stock will be treated as dividend income to the participant in the year of payment and will not be deductible by us. Any otherwise taxable disposition of the restricted stock (other than by forfeiture) will result in a capital gain or loss. If the participant who has made an election subsequently forfeits the restricted stock, then the participant will not be entitled to claim a credit for the tax previously paid. In addition, the combined company would then be required to include as ordinary income the amount of any deduction it originally claimed with respect to such shares.

Restricted Stock Units. A participant will not recognize income and the combined company will not be entitled to a deduction at the time an award of a restricted stock unit is made under the 2024 Plan. Upon the participant’s receipt of shares (or cash) at or following the end of the restriction period, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and the combined company will be entitled to a corresponding deduction in the same amount and at the same time. If the restricted stock units are settled in whole or in part in shares, upon the participant’s subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized upon disposition differs from the shares’ tax basis (i.e., the fair market value of the shares on the date the participant received the shares).

Performance Shares. The grant of performance shares will create no income tax consequences for the combined company or the participant. Upon the participant’s receipt of shares at the end of the applicable performance period, the participant will recognize ordinary income equal to the fair market value of the shares received, except that if the participant receives shares of restricted stock in payment of performance stock units, recognition of income may be deferred in accordance with the rules applicable to restricted stock as described above. In addition, the participant will recognize ordinary compensation income equal to the dividend equivalents paid on performance stock units prior to or at the end of the performance period. The combined company will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes income. Upon the participant’s subsequent disposition of the shares, the participant will recognize a capital gain or loss (long-term or short-term depending on the holding period) to the extent the amount realized from the disposition differs from the shares’ tax basis (i.e., the fair market value of the shares on the date the participant received the shares).

Performance Units. The grant of a performance unit will create no income tax consequences to the combined company or the participant. Upon the participant’s receipt of cash and/or shares at the end of the applicable performance period, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and the combined company will be entitled to a corresponding deduction in the same amount and at the same time. If performance units are settled in whole or in part in shares, upon the participant’s subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized upon disposition differs from the shares’ tax basis (i.e., the fair market value of the shares on the date the participant received the shares).

Cash Incentive Awards. A participant who is paid a cash incentive award will recognize ordinary income equal to the amount of cash paid, and the combined company will generally be entitled to a corresponding income tax deduction.

Dividend Equivalent Units. A participant who is paid a dividend equivalent with respect to an award will recognize ordinary income equal to the value of cash or common stock paid, and the combined company will be entitled to a corresponding deduction in the same amount and at the same time.

Section 162(m) Limit on Deductibility of Compensation. Section 162(m) of the Code limits the deduction the combined company can take for compensation, including compensation arising from awards under the 2024 Plan, paid to covered employees to $1,000,000 per person per year. The covered employees for any fiscal year generally include any employee: (1) who served as the combined company chief executive officer or chief financial officer at any point during the fiscal year; (2) whose compensation was otherwise required to be included in the combined company’s proxy statement by reason of being among the combined company’s three highest compensated officers for the fiscal year; or (3) who was a covered employee for any preceding fiscal year beginning after December 31, 2016. For taxable years beginning after December 31, 2026, covered employees will include an additional five employees who are among the most highly compensated of the combined company.

Code Sections 409A and 280G. Awards under the 2024 Plan may constitute, or provide for, or the Administrator may permit a deferral of compensation under Section 409A of the Code. If the requirements of Code Section 409A are not complied with, then holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax and, potentially, interest and penalties. The 2024 Plan is intended to permit compliance with Code Section 409A and the Department of Treasury regulations and other interpretive guidance that may be issued pursuant to Code Section 409A. To the extent that the combined company determines that any award granted under the 2024 Plan is subject to Code Section 409A, the award agreement evidencing such award is expected generally to incorporate the terms and conditions required by Code Section 409A. The 2024 Plan and any applicable awards may be modified to exempt the awards from Code Section 409A or comply with the requirements of Code Section 409A.

Code Sections 280G and 4999 may limit the combined company’s income tax deduction and impose an excise tax on golden parachute payments to participants in the event there is a change of control of the combined company. The 2024 Plan does not provide for a “gross-up” for any excise taxes imposed on golden parachute payments under Code Section 4999. Rather, except to the extent the participant has in effect an employment or similar agreement with the combined company or any of its affiliates or is subject to a policy that provides for a more favorable result to the participant, if any payments or benefits paid by the combined company pursuant to the 2024 Plan would cause some or all of such payments or benefits in conjunction with any other payments or benefits in connection with a change of control to be subject to the tax imposed by Code Section 4999, then these payments will either be cut back to a level below the amount triggering the tax or be delivered in full, whichever will provide the greater after-tax benefit to the participant. Accordingly, some or all of the amount which would otherwise be deductible may not be deductible with respect to benefits under the 2024 Plan that are contingent on or otherwise provided in connection with a change of control of the combined company.

New Plan Benefits

The awards, if any, that will be made to the combined company named executive officers, its executive officers and its non-employee directors under the 2024 Plan are not currently known and will be subject to the discretion of the combined company’s board of directors or compensation committee thereof. Therefore, we cannot currently determine the benefits or number of shares subject to awards that may be granted in the future.

Vote Required for Approval

The approval of the 2024 Equity Plan Proposal requires the affirmative vote of holders of a majority of votes cast by the stockholders at the Kintara Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the 2024 Equity Plan Proposal.

The Merger is conditioned on the approval of Proposals No. 1 through 5.

THE KINTARA BOARD OF DIRECTORS RECOMMENDS THAT THE KINTARA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE 2024 EQUITY PLAN PROPOSAL.

PROPOSAL NO. 5—REINCORPORATION OF KINTARA THERAPEUTICS, INC. FROM THE STATE OF NEVADA TO THE STATE OF DELAWARE AND ADOPTION OF OTHER CORPORATE CHANGES

For the reasons discussed below, the Kintara board of directors has approved and declared it is advisable and in the best interests of Kintara and Kintara stockholders, subject to the approval of Proposals No. 1 through 4, to change the state of incorporation of Kintara from the State of Nevada to the State of Delaware (the “Reincorporation”), which includes the adoption of a new certificate of incorporation and bylaws governing Kintara and incorporating certain other corporate changes discussed below. For purposes of the discussion below, Kintara, before and after the Reincorporation, is sometimes referred to as “Kintara-Nevada” and “Kintara-Delaware,” respectively.

Plan of Conversion

To accomplish the Reincorporation, the Kintara board of directors has adopted a plan of conversion in the form attached to this proxy statement/prospectus as Annex D (the “Plan of Conversion”). The Plan of Conversion provides, among other things, that (i) Kintara will convert into a Delaware corporation and will thereafter be subject to all of the provisions of the DGCL, (ii) all shares of each class and series capital stock of Kintara-Nevada that are outstanding immediately prior to the consummation of the Reincorporation will be converted automatically into shares of capital stock of Kintara-Delaware on a one-for-one basis, (iii) if the Share Issuance Proposal is approved by Kintara-Nevada stockholders, Kintara-Delaware will issue the Merger Shares in accordance with the terms of the Merger Agreement; and (iv) if the 2024 Equity Plan Proposal is approved by Kintara-Nevada stockholders, the 2024 Plan will be approved and adopted with respect to Kintara-Delaware.

Assuming that Kintara’s stockholders approve this Proposal No. 5 and the other proposals relating to the Merger, Kintara will cause the Reincorporation to be effected as soon as practicable thereafter, and no later than the immediately prior to the Effective Time, by filing (i) with the Secretary of State of the State of Nevada articles of conversion substantially in the form attached to this proxy statement/prospectus as Annex E (the “Nevada Articles of Conversion”) and (ii) with the Secretary of State of the State of Delaware (A) a certificate of conversion substantially in the form attached to this proxy statement/prospectus as Annex F (the “Delaware Certificate of Conversion”) and (B) a certificate of incorporation, which will govern Kintara-Delaware as a Delaware corporation, in the form attached to this proxy statement/prospectus as Annex G (the “Delaware Certificate of Incorporation”). In addition, assuming that Kintara stockholders approve the Reincorporation, Kintara-Delaware’s bylaws will read in the form attached to this proxy statement/prospectus as Annex H (the “Delaware Bylaws”). Approval of this Reincorporation Proposal by Kintara stockholders will constitute approval of the Reincorporation, the Plan of Conversion, the Nevada Articles of Conversion, the Delaware Certificate of Conversion, the Delaware Certificate of Incorporation and the Delaware Bylaws.

Notwithstanding the foregoing, the Reincorporation may be delayed by the Kintara board of directors or the Plan of Conversion may be terminated and abandoned by action of the Kintara board of directors at any time prior to the effective time of the Reincorporation, whether before or after approval by Kintara stockholders, if the Kintara board of directors determines for any reason that such delay or termination would be in the best interests of Kintara and its stockholders. If the Reincorporation is approved by Kintara stockholders, the Reincorporation would become effective upon the filing and effectiveness of the Nevada Articles of Conversion, the Delaware Certificate of Conversion and the Delaware Certificate of Incorporation.

Reasons for the Reincorporation

The primary reason that Kintara board of directors has approved the Reincorporation is as a condition precedent to the Merger. If the Merger proposal is not approved or otherwise consummated, Kintara will not effect the Reincorporation. In addition, the corporate laws of the State of Delaware are more comprehensive, widely-used and extensively interpreted than the corporate laws of other states, including Nevada. As a result of the flexibility and responsiveness of the Delaware corporate laws to the legal and business needs of corporations, many major corporations have incorporated in Delaware or have changed their corporate domiciles to Delaware in a manner similar to the Reincorporation that Kintara is proposing. The Delaware judiciary has become particularly familiar with corporate law matters and a substantial body of court decisions has developed construing the laws of Delaware, thus providing greater clarity and predictability with respect to Kintara’s corporate legal and governance affairs. As the owners of Kintara, any benefits provided to Kintara by Delaware law directly benefit Kintara’s stockholders. In deciding to propose the Reincorporation, the Kintara board of directors considered, among others, the following benefits of Delaware law to Kintara and its stockholders:

•	Kintara would be governed by the DGCL, which is generally acknowledged to be the most advanced and flexible corporate statute in the country;

•	the responsiveness and efficiency of the Division of Corporations of the Secretary of State of the State of Delaware;

•

the Delaware General Assembly, which each year considers and adopts statutory amendments proposed by the Corporation Law Section of the Delaware State Bar Association in an effort to ensure that the corporate statute continues to be responsive to the changing needs of businesses;

•

the Delaware Court of Chancery, which has exclusive jurisdiction over matters relating to the DGCL and in which cases are heard by judges, without juries, who have many years of experience with corporate issues, which can lead to quick and effective resolution of corporate litigation; and the Delaware Supreme Court, which is highly regarded; and

•

the well-established body of case law construing Delaware law, which has developed over the last century and which provides businesses with a greater degree of predictability than most, if not all, other jurisdictions.

The Kintara board of directors is not proposing the Reincorporation to prevent a change in control of Kintara and, except for the Merger with TuHURA, is not aware of any present attempt by any person to acquire control of Kintara or to obtain representation on the Kintara board of directors.

Why Kintara Stockholders Should Vote for the Reincorporation

Reincorporation into the State of Delaware is a condition precedent to closing the Merger. In addition, Delaware is a nationally recognized leader in adopting and implementing comprehensive modern and flexible corporate laws. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws, including the NRS.

In addition, Delaware courts (such as the Delaware Court of Chancery and the Delaware Supreme Court) are highly regarded for their considerable expertise in dealing with corporate legal issues and for producing a substantial body of case law construing the DGCL, with multiple cases concerning areas that Nevada courts have not considered. Because the judicial system is based largely on legal precedent, the abundance of Delaware case law should serve to enhance the relative clarity and predictability of many areas of corporate law, which in turn may offer added advantages to us by allowing the Kintara board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions.

The Reincorporation may also make it easier to attract future candidates willing to serve on the Kintara board of directors because many such candidates are already familiar with the DGCL, including provisions relating to director indemnification, from their past business experience.

In addition, in the opinion of the Kintara board of directors, underwriters and other members of the financial services industry may be more willing and better able to assist in capital-raising programs for corporations having the greater flexibility afforded by the DGCL. Certain international investment funds, sophisticated investors and brokerage firms may be more comfortable and more willing to invest in a Delaware corporation than in a corporation incorporated in another U.S. jurisdiction whose corporate laws may be less understood and perceived to be outdated and unresponsive to stockholder rights.

Effects of the Reincorporation

By virtue of the Reincorporation, all of the rights, privileges and powers of Kintara-Nevada, all property owned by Kintara-Nevada, all debts due to Kintara-Nevada and all other causes of action belonging to Kintara-Nevada immediately prior to the Reincorporation will remain vested in Kintara-Delaware following the Reincorporation. In addition, by virtue of the Reincorporation, all debts, liabilities and duties of Kintara-Nevada immediately prior to the Reincorporation will remain attached to Kintara-Delaware following the Reincorporation. Kintara-Delaware will remain as the same entity following the Reincorporation, and the Reincorporation will not effect any change in Kintara’s business, management or operations or the location of Kintara’s principal executive offices.

Upon effectiveness of the Reincorporation, (i) all of Kintara’s issued and outstanding shares of Kintara Common Stock will be automatically converted into issued and outstanding shares of common stock of Kintara-Delaware, without any action on the part of our stockholders, (ii) all of Kintara’s issued and outstanding shares of Series A Preferred Stock will be automatically converted into issued and outstanding shares of Series A Preferred Stock of Kintara-Delaware on substantially identical terms, including conversion into common stock of Kintara- Delaware, (iii) all of Kintara’s issued and outstanding shares of Series C-1, C-2 and C-3 Preferred Stock will be automatically converted into issued and outstanding shares of Series C-1, C-2 and C-3 Preferred Stock of Kintara-Delaware on substantially identical terms, including conversion into common stock of Kintara-Delaware and (iv) each outstanding option or warrant to purchase a share of Kintara Common Stock or Kintara Preferred Stock (“Kintara-Nevada stock”), and other equity awards relating to Kintara-Nevada stock, will be deemed to constitute an option or warrant to purchase shares of common stock, preferred stock or equity award, as applicable, of Kintara-Delaware at an exercise price per full share equal to the stated exercise price or other terms or provisions of the option, warrant or equity award. Kintara-Delaware will continue to file periodic reports and other documents as and to the extent required by the rules and regulations of the SEC. After the Reincorporation, Kintara-Delaware will continue to be a public reporting company and the shares of Kintara-Delaware common stock will continue to be quoted, without interruption, on The Nasdaq Capital Market under the symbol “KTRA.” The shares of Kintara-Delaware stock to be issued upon conversion of shares of Kintara-Nevada in the Reincorporation are not being registered under the Securities Act. Kintara is relying on Rule 145(a)(2) under the Securities Act, which provides that a change in the domicile of a corporation does not involve the sale of securities for purposes of the Securities Act. Shares of Kintara Common Stock or Kintara Preferred Stock that are freely tradeable prior to the Reincorporation will continue to be freely tradeable as shares of Kintara-Delaware stock, and shares of Kintara Common Stock or Kintara Preferred Stock that are subject to restrictions prior to the Reincorporation will continue to be subject to the same restrictions as shares of Kintara-Delaware stock. The Reincorporation will not change the respective positions of Kintara or its stockholders under federal securities laws.

The Plan of Conversion provides that the Delaware Certificate of Incorporation will be the certificate of incorporation of Kintara-Delaware after the Reincorporation, and the Delaware Bylaws will be the bylaws of Kintara-Delaware after the Reincorporation, in each case, unless and until later amended in accordance with Delaware law.

Upon or immediately after effectiveness of the Reincorporation, Kintara directors and officer will become all of the directors and officer of Kintara-Delaware, all of Kintara’s employee benefit and incentive plans will become Kintara-Delaware plans, and each option, unit, equity award or other right issued under such plans will automatically be converted into an option, unit, equity award or right to purchase or receive the same number of shares of Kintara-Delaware stock, at the same price per share, upon the same terms and subject to the same conditions as before the Reincorporation. Stockholders should note that approval of the Reincorporation will also constitute approval of these plans continuing as plans of Kintara-Delaware. Kintara’s employment contracts and other employee benefit arrangements also will be continued by Kintara-Delaware upon the terms and subject to the conditions in effect at the time of the Reincorporation. Kintara believes that the Reincorporation will not affect any of Kintara’s material contracts with any third parties, and that Kintara’s rights and obligations under such material contractual arrangements will continue as rights and obligations of Kintara-Delaware.

Effect of Vote for the Reincorporation

A vote in favor of the Reincorporation is a vote in favor of the Reincorporation, the Plan of Conversion, and the Nevada Articles of Conversion, the Delaware Certificate of Conversion, the Delaware Certificate of Incorporation and the Delaware Bylaws.

Effect of Not Obtaining the Required Vote for Approval

Obtaining approval to reincorporate in Delaware is a condition precedent to the Merger with TuHURA. If Kintara fails to obtain the requisite vote of stockholders for approval of the Reincorporation from the State of Nevada to the State of Delaware, the Reincorporation will not be consummated and Kintara will continue to be incorporated in Nevada and governed by the NRS, the current Kintara Charter and Kintara’s existing Amended and Restated Bylaws.

Federal Income Tax Consequences of the Reincorporation

The following is a summary of the material United States federal income tax consequences to U.S. Holders (as defined above under the heading “Certain Material U.S. Federal Income Tax Consequences of the Merger and of the CVR Distribution”) of the Reincorporation. The discussion is based on the Code, regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances. For example, it does not consider the effect of any applicable state, local, or non-U.S. tax laws, or any non-income tax laws (such as estate and gift tax laws). In addition, it does not address all aspects of U.S. federal income taxation that may affect particular holders in light of their particular investment or tax circumstances, including, without limitation, holders subject to special tax rules, such as partnerships, subchapter S corporations or other entities that are fiscally transparent for U.S. federal income tax purposes, banks, financial institutions, tax-exempt entities, insurance companies, regulated investment companies, real estate investment trusts, trusts and estates, dealers in stocks, securities or currencies, traders in securities that have elected to use the mark-to- market method of accounting for their securities, persons holding Kintara Common Stock as part of an integrated transaction, including a “straddle,” “hedge,” “constructive sale,” or “conversion transaction,” persons whose functional currency for tax purposes is not the U.S. dollar, persons who acquired Kintara-Nevada common stock pursuant to the exercise of stock options or otherwise as compensation, persons whose common stock constitutes qualified business stock with the meaning of Section 1202 of the Code, and persons who are not U.S. Holders. This summary also does not consider any alternative minimum or Medicare “net investment income” tax considerations. Furthermore, this discussion does not address the tax consequences of transactions occurring prior to or after the Reincorporation (whether or not such transactions are in connection with the Reincorporation). This summary only applies to persons who hold Kintara-Nevada common stock and will hold Kintara-Delaware common stock as capital assets (generally, property held for investment) under the Code. Stockholders are urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of the Reincorporation.

Kintara believes that the Reincorporation of Kintara from the State of Nevada to the State of Delaware should constitute a tax-free “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the Reincorporation generally should be treated for United States federal income tax purposes as a reorganization, (1) holders of Kintara-Nevada common stock will not recognize any gain or loss as a result of the consummation of the Reincorporation, (2) the aggregate tax basis of shares of Kintara-Delaware’s common stock received in the Reincorporation will be equal to the aggregate tax basis of the shares of Kintara-Nevada’s common stock converted therefor, and (3) the holding period of the shares of Kintara-Delaware’s common stock received in the Reincorporation will include the holding period of the shares of Kintara-Nevada’s common stock converted therefor.

No ruling will be sought from the IRS with respect to the United States federal income tax consequences of the Reincorporation, and no assurance can be given that the United States federal income tax consequences described above will not be challenged by the IRS or, if challenged, will be upheld by a court. Accordingly, U.S. holders are urged to consult their tax advisors regarding the tax consequences of the Reincorporation.

EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE REINCORPORATION, AS WELL AS THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER LAWS.

Accounting Treatment

Kintara expects that the Reincorporation will have no effect from an accounting perspective because there is no change in the entity as a result of the Reincorporation. As such, the financial statements of Kintara-Nevada previously filed with the SEC will remain the financial statements of Kintara-Delaware following the Reincorporation.

Regulatory Approvals

The Reincorporation will not be consummated until after Kintara stockholder approval is obtained. Kintara will obtain all required consents of governmental authorities, including the filing of the Nevada Articles of Conversion, the Delaware Certificate of Conversion and the Delaware Certificate of Incorporation.

Rights of Kintara Stockholders Prior to and After the Reincorporation from the State of Nevada to the State of Delaware

As a result of differences between the NRS and the DGCL, as well as differences between the current Kintara Charter and the Kintara Bylaws, on the one hand, and the Delaware Certificate of Incorporation and the Delaware Bylaws, on the other hand, the Reincorporation will effect changes in the rights of Kintara stockholders. Summarized below are the material differences between the NRS and the DGCL, the current Kintara Charter and the Delaware Certificate of Incorporation, and the existing Kintara Bylaws and the Delaware Bylaws. The summary below does not purport to be a complete statement of the respective rights of Kintara stockholders before and after the Reincorporation, and is qualified in its entirety by reference to the NRS and the DGCL, to the current Kintara Charter and the existing Kintara Bylaws, and to the Delaware Certificate of Incorporation and the Delaware Bylaws.

Provision	NRS, Kintara-Nevada Articles of Incorporation and Bylaws	DGCL, Delaware Certificate of Incorporation and Delaware Bylaws	Other Important Provisions
Amendment of Charter Documents	The NRS requires that, except with respect to changing a corporation’s registered agent, which requires only a filing by the corporation of a statement of change, unless a larger proportion of voting power of the stockholders is provided in the articles of incorporation, the board of directors must adopt a	The DGCL provides that an amendment to the certificate of incorporation must be approved by a corporation’s board of directors followed by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to

Provision	NRS, Kintara-Nevada Articles of Incorporation and Bylaws	DGCL, Delaware Certificate of Incorporation and Delaware Bylaws	Other Important Provisions

resolution setting forth the amendment proposed and submit the proposed amendment to the stockholders for approval. The approval by a majority of the voting power is required to approve an amendment. If any proposed amendment would adversely alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series adversely affected by the amendment.

The NRS also requires that (i) unless otherwise provided in the articles of incorporation, a corporation may decrease the number of issued and outstanding shares of a class or series without decreasing the number of authorized shares of such class or series if the board of directors adopts a resolution regarding such action and it is then approved, in the case of a publicly traded corporation, by the affirmative vote of the majority of a quorum of vote thereon as a class. The DGCL provides that the affirmative vote of a majority of the holders of the outstanding shares of a particular class is required to approve a proposed amendment if the amendment would increase or decrease the number of authorized shares (unless such affirmative vote of such holders to amend such increase or decrease is not required by the certificate of incorporation), or par value of such shares, or alter or change the power, preferences, or special rights of one or more series or class so as to affect them adversely. However, unless otherwise expressly required by the certificate of incorporation, (A) no meeting or vote of stockholders shall be required to adopt an amendment to change the corporation’s name, delete certain provisions regarding (i) the corporation’s incorporator, the initial board of directors or subscribers for shares or (ii) a change to the corporation’s stock after such change has become effective, or conduct a forward stock split of a class of stock (and, in connection therewith, such amendment may

Provision	NRS, Kintara-Nevada Articles of Incorporation and Bylaws	DGCL, Delaware Certificate of Incorporation and Delaware Bylaws	Other Important Provisions

the shares of the affected class or series, or in all other cases, by the affirmative vote of a majority of the voting power of the shares (or such greater proportion provided for in the articles of incorporation) and (ii) unless otherwise provided in the articles of incorporation, a corporation may change the number of shares of a class or series of its authorized stock and the par value of such shares (and thus change the number of issued and outstanding shares of such stock) by a resolution adopted by the board of directors without the approval of the stockholders. However, if any proposed change to the number of authorized shares would adversely alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote of the holders of shares representing a majority of the voting power of each class or series adversely affected by the amendment.

The NRS also requires that no stock issued as fully paid up may ever be assessed and the articles of incorporation increase the number of authorized shares of such class up to an amount proportionate to the stock split) provided the corporation has only 1 class of stock outstanding and such class is not divided into series, and (B) an amendment to increase or decrease the authorized number of shares of a class of capital stock or an amendment to conduct a reverse stock split may be made and effected, without obtaining the vote or votes of stockholders otherwise required above if: (i) the shares of such class are listed on a national securities exchange immediately before such amendment becomes effective and meet the listing requirements of such national securities exchange relating to the minimum number of holders immediately after such amendment becomes effective, (ii) the stockholders entitled to vote thereon, voting as a single class, is taken for and against the proposed amendment, and the votes cast for the amendment exceed the votes cast against the amendment, and (iii) if the amendment increases or decreases the authorized number of shares of a class of capital stock for which

Provision	NRS, Kintara-Nevada Articles of Incorporation and Bylaws	DGCL, Delaware Certificate of Incorporation and Delaware Bylaws	Other Important Provisions
must not be amended regarding this provision. The Kintara Charter currently authorizes the Company to issue up to 80,000,0000 shares, 75,000,000 of which are designated as common stock.

no provision has been made pursuant to the last sentence of Section 242(b)(2) of the DGCL, the votes cast for the amendment by the holders of such class exceed the votes cast against the amendment by the holders of such class.

The Delaware Certificate of Incorporation will authorize the Company to issue up to 450,000,000 shares, 400,000,000 of which shall be common stock.

Amendment of Bylaws	The NRS provides that, unless otherwise prohibited by any bylaw adopted by the stockholders, the directors may adopt, amend or repeal any bylaw, including any bylaw adopted by the stockholders. The articles of incorporation may grant the authority to adopt, amend or repeal bylaws exclusively to the directors.	Under the DGCL, the power to adopt, amend or repeal the bylaws of a corporation shall be vested in the stockholders entitled to vote, provided that the corporation in its certificate of incorporation may confer such power on the board of directors, although the power vested in the stockholders shall not be divested or limited where the board of directors also has such power.

Number of Authorized Directors; Classified Board	Under the NRS, a corporation may provide in its articles of incorporation or bylaws for the classification of its board of directors, provided that at least one-fourth of the total number of directors is elected annually.

Under the DGCL, a corporation may provide in its certificate of incorporation or bylaws for the classification of its board of directors into as many as three classes with staggered terms of office.

The Kintara-Delaware Bylaws are similar to our current Bylaws, but provide more flexibility to the Board to determine the number of directors by providing that the number can be set simply by resolution.

Provision	NRS, Kintara-Nevada Articles of Incorporation and Bylaws	DGCL, Delaware Certificate of Incorporation and Delaware Bylaws	Other Important Provisions
Number of Authorized Shares	Kintara’s existing Articles of Incorporation provides that it is authorized to issue up to 75,000,000 shares of common stock, par value $0.001 per share, and up to 5,000,000 shares of preferred stock, par value $0.001 per share.	Under the Delaware Certificate of Incorporation, it will be authorized to issue up to 400,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of such preferred stock, par value $0.001 per share.	The total number of shares that Kintara-Delaware will be authorized to issue, as well as the total number of shares of common stock that Kintara-Delaware will be authorized to issue, will be higher than as is provided in Kintara-Nevada’s existing Articles of Incorporation.

Filling Vacancies on the Board of Directors

The NRS provides that all vacancies, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, unless otherwise provided in the articles of incorporation. NRS provides that unless otherwise provided in the articles of incorporation, upon a resignation by a director, the board may fill the vacancy or vacancies at the time of such resignation, with such director so appointed to hold office during the remainder of the term of office of the resigning director or directors.

Kintara’s existing Articles of Incorporation and Bylaws are consistent with the NRS regarding Board vacancies.

Delaware law provides that, unless otherwise provided in the certificate of incorporation or bylaws of a corporation, vacancies and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Further, if, at the time of filling any vacancy or newly created directorship, the directors then in office shall constitute less than a majority of the whole board, the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an

Provision	NRS, Kintara-Nevada Articles of Incorporation and Bylaws	DGCL, Delaware Certificate of Incorporation and Delaware Bylaws	Other Important Provisions

election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

The Delaware Charter and the Delaware Bylaws provide that any newly created directorship and any vacancy occurring on the Board, may be filled solely by the Board.

Removal of Directors	The NRS provides that any one or all of the directors of a corporation may be removed by the holders of not less than two-thirds of the voting power of a corporation’s issued and outstanding stock. The NRS does not distinguish between removal of directors with or without cause.

Subject to exceptions applicable to corporations with classified boards and cumulative voting provisions, under the DGCL, directors of a corporation without a classified board may be removed, with or without cause, by the holders of a majority of shares then entitled to vote in an election of directors.

The Delaware Certificate of Incorporation provides that subject to any special rights of the holders of one or more series of preferred stock to elect directors, any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the total voting power of the issued and outstanding shares of stock of Kintara-Delaware entitled to vote thereon, voting together as a single class.

Provision	NRS, Kintara-Nevada Articles of Incorporation and Bylaws	DGCL, Delaware Certificate of Incorporation and Delaware Bylaws	Other Important Provisions
Interested Party Transactions	The NRS provides that no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity of which one or more of its directors or officers are directors or officers, or in which one or more of its directors or officers have a financial interest, is void or voidable if (a) the director’s or officer’s interest in the contract or transaction is known to the board of directors, committee or stockholders and the transaction is approved or ratified by the board of directors or committee in good faith without counting the vote of the interested director or officer, or by a vote of stockholders holding a majority of the voting power in good faith, (b) the fact of the common interest is not known to the director or officer at the time the transaction is brought before the board of directors, or (c) the contract or transaction is fair to the corporation at the time it is authorized or approved.	The DGCL provides that no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity of which one or more of its directors or officers are directors or officers, or in which one or more of its directors or officers have a financial interest, is void or voidable solely for that reason if (a) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or a committee thereof, which authorizes the contract or transaction in good faith by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (b) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon and the contract or transaction is specifically approved in good faith by the stockholders, or (c) the contract or transaction is fair to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the stockholders.

Provision	NRS, Kintara-Nevada Articles of Incorporation and Bylaws	DGCL, Delaware Certificate of Incorporation and Delaware Bylaws	Other Important Provisions
Stockholder Voting – Quorum	The NRS provides that unless the articles of incorporation or bylaws provide otherwise, the majority of the voting power, which includes the voting power that is present in person or by proxy, regardless of whether the proxy has authority to vote on all matters, constitutes a quorum for the transaction of business. The Bylaws of Kintara provide that one-third of the voting power of the corporation, in person or by proxy, constitutes a quorum for the transaction of business.

Under the DGCL, in the absence of specification in the certificate of incorporation or bylaws, a majority of shares entitled to vote, present in person or by proxy, constitutes a quorum at a stockholder meeting.

The proposed Kintara-Delaware Bylaws provide that the holders of shares of outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

Duration of Proxies

Under the NRS, a proxy is effective only for a period of six months, unless it is coupled with an interest or unless provided otherwise in the proxy, which duration may not exceed seven years.

The existing Kintara Charter is consistent with the NRS requirement above.

Under the DGCL, a proxy executed by a stockholder will remain valid for a period of three years, unless the proxy provides for a longer period.

Provision	NRS, Kintara-Nevada Articles of Incorporation and Bylaws	DGCL, Delaware Certificate of Incorporation and Delaware Bylaws	Other Important Provisions
Stockholder Vote for Mergers

Under the NRS, a majority of outstanding shares entitled to vote, as well as approval by the board of directors, is required for a merger or a sale of substantially all of the assets of the corporation.

Generally, the NRS does not require a stockholder vote of the surviving corporation in a merger if: (a) the plan of merger does not amend the existing articles of incorporation; (b) each share of stock of the surviving corporation outstanding immediately before the effective date of the merger is an identical outstanding share after the merger; (c) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issued as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 20% the total number of voting shares of the surviving domestic corporation outstanding immediately before the merger; and (d) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the

		Subject to several exceptions, under the DGCL, approval by holders of a majority of outstanding shares entitled to vote, as well as approval by the board of directors, is required to approve a merger or a sale, lease or exchange of all or substantially all of the assets of the corporation. Under one such exception, the DGCL does not require a stockholder vote of the surviving corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation) if: (a) the plan of merger does not amend the existing certificate of incorporation; (b) each share of stock of the surviving corporation outstanding immediately before the effective date of the merger is an identical outstanding share after the effective date of the merger; and (c) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or shares of common stock of the surviving corporation to be issued or delivered under the plan of merger	Nevada and Delaware law are substantially similar in relation to stockholder approval of mergers and other corporate reorganizations.

Provision	NRS, Kintara-Nevada Articles of Incorporation and Bylaws	DGCL, Delaware Certificate of Incorporation and Delaware Bylaws	Other Important Provisions

merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 20% the total number of participating shares outstanding immediately before the merger.

Additionally Nevada law provides that the vote of the shareholders of a publicly traded corporation may not be required if certain conditions are satisfied, including either the offer by the other constituent entity in the merger to purchase all of the outstanding shares of the Nevada corporation entitled to vote on the merger for the consideration provided in the merger agreement or if the other constituent entity owns shares of the Nevada corporation in an amount that would be sufficient to approve the merger if a shareholder vote were taken.

plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger.

Special Meetings of Stockholders	Under the NRS, unless otherwise provided in the articles of incorporation or bylaws, the entire board of directors, any two directors or the president may call annual and special meetings of the stockholders.	Under the DGCL, a special meeting of stockholders may be called by the board of directors or by such persons as may be authorized by the certificate of incorporation or by the bylaws.	Nevada law provides for the explicit authority of the entire board of directors, any two directors or the president to call special meetings, whereas Delaware law leaves discretion to the certificate of incorporation or the bylaws.

Provision	NRS, Kintara-Nevada Articles of Incorporation and Bylaws	DGCL, Delaware Certificate of Incorporation and Delaware Bylaws	Other Important Provisions

Kintara’s existing Bylaws provide that special meetings of the stockholders for any purpose may be called at any time by (i) the Board of Directors, (ii) by any of the Officers, or (iii) by any stockholder holding at least twenty percent (20%) of the stock issued and outstanding and entitled to vote thereat.

The Delaware Charter and the Delaware Bylaws provide that a special meeting of stockholders may be called only by the Board of Directors, Chairperson of the Board, or the Chief Executive Officer or, in the absence of the Chief Executive Officer, the President of the Corporation, and shall be called by the Corporation’s Secretary upon the written request, validly given in the manner provided by the Bylaws of the Corporation, of one or more stockholders holding shares of record of the Corporation’s capital stock representing in the aggregate at least twenty-five percent (25%) of the then outstanding shares of the Corporation’s capital stock entitled to vote on the matter(s) proposed to be voted on at such meeting.

Stockholder Action by Written Consent	The NRS provides that, unless the articles of incorporation or bylaws provide otherwise, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if the stockholders holding shares representing at least a majority of the voting power, except that if a different proportion of voting power is required	The DGCL provides that unless the certificate of incorporation provides otherwise, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if the holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take such action at a	The Delaware Certificate of Incorporation will prohibit stockholder action by written consent, subject to the rights of the holders of outstanding shares of preferred stock to act by written consent.

Provision	NRS, Kintara-Nevada Articles of Incorporation and Bylaws	DGCL, Delaware Certificate of Incorporation and Delaware Bylaws	Other Important Provisions
for such action at a meeting, then that proportion of written consents is required. The Kintara Charter and Kintara Bylaws are consistent with the NRS regarding stockholder action by written consent.

meeting at which all shares entitled to vote thereon were present and voted consent to the action in writing. In addition, the DGCL requires the corporation to give prompt notice of the taking of corporate action without a meeting by less than unanimous written consent to those stockholders that did not consent in writing.

The Delaware Certificate of Incorporation provides, subject to the rights of the holders of outstanding shares of Preferred Stock, that no action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with the Delaware Bylaws, and no action shall be taken by the stockholders by written consent.

Failure to Elect Directors	The NRS provides that if a corporation fails to elect directors within 18 months after the last election of directors, a Nevada district court will have jurisdiction in equity and may order an election upon petition of one or more stockholders holding at least 15% of the voting power.	Under the DGCL, if an annual meeting for election of directors is not held or directors have not been elected by written consent in lieu of an annual meeting within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual	Delaware law provides for a shorter interval than Nevada law (13 months versus 18 months) before a stockholder can apply to a court to order a meeting for the election of directors. Nevada law requires that application be made by a stockholder holding at least 15% of the voting power, whereas Delaware law permits any stockholder or director to make the application.

Provision	NRS, Kintara-Nevada Articles of Incorporation and Bylaws	DGCL, Delaware Certificate of Incorporation and Delaware Bylaws	Other Important Provisions
meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Advance Notice Procedures for Business to be Brought by a Stockholder at a Meeting	The NRS does not have any statutory requirement with regard to advance notice procedures required of stockholders in order to properly bring business before a meeting of stockholders. Federal securities laws generally provide that any stockholder that wishes to include a proposal in a company’s proxy materials must be received not less than 120 days in advance of the anniversary of the date on which the information statement was sent out in connection with the previous year’s annual meeting of stockholders.

The DGCL does not set forth specific advance notice procedures required of stockholders in order to properly bring business before a meeting of stockholders.

The Delaware Bylaws provide that for nominations for the election to the Board to be properly brought before the annual meeting by a stockholder, the stockholder must deliver written notice to the Secretary at the principal executive offices of the Company (A) not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, in advance of the anniversary of the previous year’s annual meeting if such meeting is to be held on a day which is not more than 30 days in advance of the anniversary of the previous year’s annual meeting or not later than 60 days after the anniversary of the previous year’s annual meeting; and (B) with respect to any other annual meeting of stockholders, including in the event that no

Federal securities laws generally provide that any stockholder that wishes to include a proposal in a company’s proxy materials must be received not less than 120 days in advance of the anniversary of the date on which the information statement was sent out in connection with the previous year’s annual meeting of stockholders.

Provision	NRS, Kintara-Nevada Articles of Incorporation and Bylaws	DGCL, Delaware Certificate of Incorporation and Delaware Bylaws	Other Important Provisions
annual meeting was held in the previous year, not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of: (1) the 90th day prior to the annual meeting and (2) the close of business on the 10th day following the first date of public disclosure of the date of such meeting.

Adjournment of Stockholder Meetings	Under the NRS, a corporation is not required to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which the adjournment is taken, unless the board of directors fixes a new record date for the adjourned meeting. The board of directors must fix a new record date if the meeting is adjourned or postponed to a date more than 60 days later than the meeting date set for the original meeting.	Under the DGCL, unless the bylaws otherwise require, when a meeting is adjourned, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, for the meeting are (i) announced at the meeting, (ii) displayed during the time scheduled for the meeting on the electronic network used to convene the meeting by remote communication, or (iii) set forth in the notice of meeting. However, if the adjournment is for more than 30 days, a notice of the adjourned meeting shall be sent; and if after the adjournment a new record date is fixed for the adjourned meeting, the board of directors shall fix a new record date for notice of such adjourned meeting and shall give notice of the adjourned meeting. At	Delaware law requires companies to provide stockholders of record entitled to vote with notice of the new record date for an adjourned meeting.

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the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.

Stockholder Inspection Rights	Under the NRS, only a stockholder of record who owns at least 15% of the corporation’s issued and outstanding shares of stock, or has been authorized in writing by holders of at least 15% of such issued and outstanding shares, is entitled to inspect and make copies of the corporation’s financial records. This provision does not apply to any corporation that furnishes to its stockholders a detailed, annual financial statement or any corporation that has filed during the preceding 12 months all reports required to be filed pursuant to section 13 or section 15(d) of the Exchange Act.	Under the DGCL, any stockholder of record or beneficial owner has the right, subject to certain limitations, to inspect and copy for any proper purpose (defined as reasonably related to such person’s interest as a stockholder) the corporation’s stock ledger, list of its stockholders, and its other books and records.	Delaware law is less restrictive regarding stockholder inspection of the Company’s books and records.

Limitation on Director and Officer Liability	Under the NRS, unless the articles of incorporation or an amendment thereto (filed on or after October 1, 2003) provides for greater individual liability, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or	Under Delaware law, if a corporation’s certificate of incorporation so provides, the personal liability of a director or officer for breach of fiduciary duty as a director may be eliminated or limited. A corporation’s certificate of incorporation, however, may not limit or eliminate personal liability (a) for a director	Delaware law is more extensive in the enumeration of actions under which a company may not eliminate a director’s personal liability.

Provision	NRS, Kintara-Nevada Articles of Incorporation and Bylaws	DGCL, Delaware Certificate of Incorporation and Delaware Bylaws	Other Important Provisions
failure to act in his or her capacity as a director or officer unless it is proven that: (a) the director’s or officer’s act or failure to act constituted a breach of his or her fiduciary duties as a director or officer; and (b) the breach of those duties involved intentional misconduct, fraud or a knowing violation of law. Under the NRS, directors who make unlawful distributions to stockholders are jointly and severally liable, at any time within 3 years after each violation, to the corporation and, in the event of its dissolution or insolvency, to its creditors at the time of the violation, or any of them, to the lesser of the full amount of the distribution made or of any loss sustained by the corporation by reason of such distribution, unless such director dissented at the meeting approving such action or upon learning of such action.

or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (b) for a director or officer for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (c) for a director for the payment of unlawful dividends, stock repurchases or redemptions, or (d) for a director or officer for any transaction in which the director received an improper personal benefit, or (e) for an officer in any action by or in the right of the corporation.

The provisions of the Delaware Certificate of Incorporation are consistent with the DGCL regarding limitation of liability.

Indemnification	Under the NRS, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an	Under the DGCL, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason	The indemnification provisions of the NRS and the DGCL are substantially similar as both the NRS and the DGCL generally permits a corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably

Provision	NRS, Kintara-Nevada Articles of Incorporation and Bylaws	DGCL, Delaware Certificate of Incorporation and Delaware Bylaws	Other Important Provisions
	action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. However, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the	of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against, in the case of non-derivative actions, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, and in the case derivative actions, expenses (including attorneys’ fees), in each case, actually and reasonably incurred by the person in connection with such action, suit or proceeding if: (in the case of non-derivative actions) the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful and (in the case of the defense or settlement of derivative actions) the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, which they had no reasonable cause to believe that such conduct was unlawful.

Kintara expects to enter into the Delaware Indemnification Agreement with our executive officers and directors based upon the indemnification provision of the DGCL

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action or suit was brought determines upon application that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that such person has been successful on the merits or otherwise in defense of any proceeding subject to the Nevada indemnification laws, the corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense.

corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. A director or officer who is successful, on the merits or otherwise in defending any action, suit or proceeding referenced above shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

The provisions of the Delaware Certificate of Incorporation and Delaware Bylaws are consistent with the DGCL regarding indemnification.

The provisions of the Delaware Bylaws provide that the Company shall, to the fullest extent permitted or required by the DGCL, indemnify each person who was or is made a party or is threatened to be made a

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party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal administrative of investigative, by reason of the fact that he or she, or a person for whom he or she is a legal representative, is or was a director or officer of the Company or, while an director or officer of the Company, is or was service at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, or other enterprise or nonprofit entity, against all liability and loss suffered and expenses actually and reasonably incurred by such indemnitee in connection with such proceeding. The rights to indemnification provided in the Delaware Bylaws shall not be deemed exclusive of any other rights to indemnification granted by the DGCL, the Delaware Certificate of Incorporation, an agreement, a vote of stockholders or disinterested directors, or otherwise.

Advancement of Expenses	The NRS provides that the articles of incorporation, the bylaws or an agreement made by the corporation	Under the DGCL, expenses incurred by an officer or director of the corporation in defending any civil, criminal,

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may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to be indemnified by the corporation.

administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the corporation as authorized under the indemnification laws of Delaware. Such expenses incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions as the corporation deems appropriate. Under Delaware law, unless otherwise provided in its certificate of incorporation or bylaws, a corporation has the discretion whether or not to advance expenses.

The Delaware Bylaws provide that indemnitees shall also have the right to advancement to the fullest extent not prohibited by applicable law, subject to certain terms, conditions, and limitations.

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Business Combination Statute	The NRS prohibits certain business combinations between a Nevada corporation and an interested stockholder of a corporation for three years after such holder becomes an interested stockholder of such corporation (the “Business Combination Statute”), unless such corporation’s articles of incorporation expressly elect not to be governed by the Business Combination Statute. Generally, an interested stockholder is a holder who is the beneficial owner of 10% or more of the voting power of a corporation’s outstanding stock and, at any time within three years immediately before the date in question, was the beneficial owner of 10% or more of the then outstanding stock of the corporation. After the three-year period, business combinations remain prohibited unless they are (a) approved by the board of directors prior to the date that the person first became an interested stockholder or by a majority of the outstanding voting power not beneficially owned by the interested party, or (b) the interested stockholder satisfies certain fair- value requirements. An interested stockholder is (i) a person that	The DGCL prohibits, subject to several exceptions and exclusions, a “business combination” between the corporation and an “interested stockholder” within three years of the stockholder becoming an “interested stockholder.” Generally, and subject to exceptions, an “interested stockholder” is a holder who, directly or indirectly, owns 15% or more of the outstanding voting stock or is an affiliate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the three-year period prior to the date upon which the status of an “interested stockholder” is being determined. The foregoing limitation on business combinations does not apply where, among other things, (i) the transaction which resulted in the individual becoming an interested stockholder is approved by the corporation’s board of directors before such stockholder became an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock	Nevada law and Delaware law provide for different thresholds in determining whether or not a person is an “interested stockholder.” Under Delaware law, since the threshold is higher, we will be able to engage in certain transactions with stockholders that would otherwise be prohibited under Nevada law.

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	beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding voting shares of a corporation, or (ii) an affiliate or associate of the corporation who, at any time within the past three years, was an interested stockholder of the corporation.	of the corporation (subject to exclusions) at the time the transaction commenced, or (iii) at or after the date the person becomes an interested stockholder, the business combination is approved by a majority of the board of directors of the corporation and an affirmative vote of at least 66 2/3% of the outstanding voting stock at an annual or special meeting and not by written consent, excluding stock owned by the interested stockholder. This provision also does not apply if, among other exclusions, a stockholder acquires a 15% interest inadvertently and divests itself of such ownership as soon as practicable and would not have been a 15% stockholder in the preceding three years but for the inadvertent acquisition of ownership.

Control Share Acquisition Statute	The NRS limits the rights of persons acquiring a controlling interest in a Nevada corporation with 200 or more stockholders of record, at least 100 of whom have Nevada addresses appearing on the stock ledger of the corporation, and that does business in Nevada directly or through an affiliated corporation. A “controlling interest” is deemed to be the direct or indirect power to exercise	Delaware does not have a control share acquisition statute. See “Business Combination Statute” above for a description of Section 203 of the DGCL regarding business combinations with interested stockholders.	Delaware law provides less protection to companies whose stockholders acquire a controlling interest and who otherwise meet requirements analogous to those set forth the NRS control share acquisition statute.

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at least (i) one-fifth or more but less than one-third, (ii) one-third or more but less that a majority, or (iii) a majority or more of the voting power of the stockholders in the election of directors. An “acquisition” means, with certain exceptions, the direct or indirect acquisition of a controlling interest. Under the NRS, an “acquiring person” that acquires a controlling interest in such a corporation may not exercise voting rights on any control shares unless such voting rights are conferred on such person by a majority vote of the disinterested stockholders of the corporation at a special or annual meeting of the stockholders. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, that does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of such person’s shares.

The control share acquisition statute does not apply if the corporation opts out of such provision in the

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articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest by an acquiring person.

Appraisal or Dissenters’ Rights

Under the NRS, stockholders have the right, in some circumstances (including, unless otherwise provided in the articles of incorporation or bylaws of a corporation, when a controlling interest has been acquired by an acquiring person (as defined above)), to dissent from certain corporate actions and to instead demand payment of the fair value of their shares.

Unless otherwise provided in the articles of incorporation or board of director resolutions approving the plan of merger, conversion or exchange, stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock are, among other things,

(i) listed on a national securities exchange; or

(ii) traded in an organized market and held by at least 2,000 stockholders of record and have a market value of at least $20,000,000, exclusive of the value of such shares held by a

Under the DGCL, stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares.

Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either:

(i) listed on a national securities exchange;

(ii) held by more than 2,000 stockholders of record, unless, pursuant to the terms of the transaction implicating appraisal rights, the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing.

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corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10% of such shares; or

(iii) issued by an open-end management investment company registered under the Investment Company Act of 1940, as amended, unless the stockholders receive in exchange for their shares anything other than cash, or shares of any class or any series of shares of any corporation, or any other proprietary interests of any other entity, that is, among other things, listed on a national securities exchange or traded in an organized market and held by at least 2,000 stockholders of record with market value of at least $20,000,000, exclusive of the value of such shares held by corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10% of such shares at the time the corporate action becomes effective. Both stockholders of record and beneficial stockholders are entitled to dissenters’ rights.

Taxes and Fees	Nevada charges corporations incorporated in Nevada an annual $500 business	Subject to exceptions, Delaware imposes annual franchise tax fees on corporations

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	license fee and an annual list filing fee based on capitalization of the Company. Fees range from $75 to a maximum of $35,000.	incorporated in Delaware. The annual fee generally ranges from $175 to a maximum of $250,000, based on an equation whose inputs include either the corporation’s total number of authorized shares or the corporation’s assumed par value, as indicated by the corporation’s gross assets and total issued shares.

Amendments, Termination, and Abandonment of the Plan of Conversion

The Plan of Conversion may be amended or modified by the Kintara board of directors prior to effecting the Reincorporation, provided that the Kintara board of directors determines that such amendment would be in the best interests of Kintara-Nevada and its stockholders, and provided further that, if stockholder approval has been obtained, the amendment does not (1) alter or change the manner or basis of exchanging an owner’s interest to be acquired for owner’s interests, rights to purchase owner’s interests, or other securities of any entity, or for cash or other property in whole or in part, or (2) alter or change any of the terms and conditions of the Plan of Conversion in a manner that adversely affects our stockholders.

The Reincorporation may be delayed by the Kintara board of directors, or the Plan of Conversion may be terminated and abandoned by action of the Kintara board of directors, at any time prior to the effective time of the Reincorporation, whether before or after approval by Kintara stockholders, if the Kintara board of directors determines for any reason that such delay or termination would be in the best interests of Kintara-Nevada and its stockholders.

Vote Required for Approval

The Reincorporation Proposal requires the affirmative vote of holders of a majority of the total voting shares outstanding. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote “AGAINST” the Reincorporation Proposal.

The Merger is conditioned on the approval of Proposals No. 1 through 5.

KINTARA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE REINCORPORATION PROPOSAL.

PROPOSAL NO. 6—THE GOLDEN PARACHUTE COMPENSATION PROPOSAL

General

As required by Item 402(t) of Regulation S-K and Section 14A of the Exchange Act, Kintara is providing its stockholders with the opportunity to cast a non-binding, advisory vote to approve certain compensation payments that will or may be made to one of Kintara’s named executive officers, Robert E. Hoffman, in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the “Golden Parachute Compensation” table and the footnote to that table contained in the section captioned “The Merger — Interests of Kintara’s Directors and Officer in the Merger — Golden Parachute Compensation.”

Kintara believes that those certain compensation payments that will or may be made to one of Kintara’s named executive officer in connection with the Merger are reasonable and further the goals of Kintara’s executive compensation program by ensuring the retention of talented executive officers and aligning their interests with the long-term interests of Kintara’s stockholders.

Kintara asks that its stockholders vote “FOR” the following resolution:

“RESOLVED, that certain compensation payments that will or may be made to Robert E. Hoffman, one of Kintara’s named executive officer in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the “Golden Parachute Compensation” table and the footnote to that table contained in the section captioned “The Merger — Interests of Kintara’s Directors and Officer in the Merger —Golden Parachute Compensation,” is hereby APPROVED on a non-binding, advisory basis.”

This vote is advisory and, therefore, it will not be binding on Kintara, nor will it overrule any prior decision or require the Kintara board of directors (or any committee thereof) to take any action. Accordingly, regardless of the outcome of the advisory vote, Kintara’s named executive officer may be or become entitled to certain compensation payments in connection with the Merger, as disclosed in this registration statement. However, the Kintara board of directors values the opinions of Kintara’s stockholders, and to the extent that there is any significant vote against the Golden Parachute Compensation Proposal, the Kintara board of directors will consider Kintara’s stockholders’ concerns and will evaluate whether any actions are necessary to address those concerns. The Kintara board of directors will consider the vote of a majority of the votes cast “FOR” the foregoing resolution as non-binding, advisory approval of certain compensation arrangements that will or may be made to Kintara’s named executive officer in connection with the Merger.

Vote Required for Approval

The approval of the Golden Parachute Compensation Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Kintara Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Golden Parachute Compensation Proposal.

KINTARA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE GOLDEN PARACHUTE COMPENSATION PROPOSAL.

PROPOSAL NO. 7—THE ADJOURNMENT PROPOSAL

If Kintara fails to receive a sufficient number of votes to approve Proposals No. 1 through 6, Kintara may propose to adjourn the Kintara Special Meeting for the purpose of soliciting additional proxies to approve the Kintara Proposals. Kintara currently does not intend to propose adjournment at the Kintara Special Meeting if there are sufficient votes to approve the Kintara Proposals.

If on the date of the Kintara Special Meeting, or a date preceding the date on which the Kintara Special Meeting is scheduled, Kintara reasonably believes that (i) it will not receive proxies sufficient to obtain the required vote to approve the Kintara Proposals, whether or not a quorum would be present or (ii) it will not have sufficient shares of Kintara Common Stock and Kintara Series C Preferred Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Kintara Special Meeting, Kintara may postpone or adjourn, or make one or more successive postponements or adjournments of, the Kintara Special Meeting as long as the date of the Kintara Special Meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of votes cast by the stockholders at the Kintara Special Meeting. Accordingly, abstentions and broker non-votes, if any, will have no effect on the outcome of the Adjournment Proposal.

Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

KINTARA’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL

INFORMATION ABOUT TUHURA

BUSINESS

Overview

TuHURA is a clinical stage immuno-oncology company developing novel personalized cancer vaccine product candidates designed to overcome primary resistance to immunotherapies like checkpoint inhibitors. TuHURA has entered into a Special Protocol Assessment agreement with the FDA for a single Phase 3 randomized placebo and injection controlled trial for IFx-2.0, the company’s lead personalized cancer vaccine product candidate, as adjunctive therapy to pembrolizumab (Keytruda®) in the first line treatment of patients with advanced or metastatic Merkel cell carcinoma who are checkpoint inhibitor naïve utilizing the FDA’s accelerated approval pathway. TuHURA is also developing novel bi-functional antibody drug conjugates, or ADCs, targeting myeloid derived suppressor cells, or MDSCs, to modulate their immunosuppressive effects on the tumor microenvironment to overcome acquired resistance to immunotherapies.

IFx Personalized Cancer Vaccines

TuHURA has developed Immune FxTM, or IFx, as a personalized cancer vaccine technology designed to “trick” the body’s immune system to attack tumor cells by making tumor cells look like bacteria and to thereby harness the natural power of innate immunity by leveraging natural mechanisms conserved throughout evolution to recognize threats from foreign pathogens like bacteria or viruses. TuHURA’s personalized cancer vaccine product candidates are delivered either via intratumoral injection (in the case of the company’s pDNA vaccine product candidate) or tumor targeted via intravenous or autologous whole-cell administration (in the case of the company’s mRNA vaccine product candidate).

TuHURA’s IFx-2.0 personalized cancer vaccine, the company’s lead product candidate, is comparatively simple to administer and involves only the injection into a patient’s tumor of a relatively small amount of pDNA that is designed to encode for an immunogenic bacterial protein that gets expressed on the surface of the patient’s tumor so that the surface of the tumor looks like a bacterium. By making the surface of a tumor look like a bacterium, although the composition of IFx-2.0 does not vary by patient, it is designed to trigger a patient-specific immune response and use each patient’s tumor itself as the source of distinctive foreign neoantigens to prime and initiate a patient’s innate immune response against the tumor irrespective of whether the tumor escaped immune recognition prior to IFx-2.0 administration. In doing so, IFx-2.0 is designed to harness the power of the patient’s innate immune response, which has evolved over time to be conserved to detect foreign pathogens like bacterial proteins. TuHURA believes that many other cancer vaccine technologies are limited in the complement of tumor neoantigens that prime an innate response. In addition those technologies are much more complex compared to IFx™. Many other cancer vaccine technologies require obtaining tumor tissue by biopsy, from each patient and rely on sequencing the expressed tumor genome looking for point mutations, trans-location fusions, or C-T antigens. Once sequenced, computer algorithms are utilized to predict which tumor neoantigens are relevant to the patient’s tumor to elicit an immune response. Once determined, mRNA sequences are constructed encoding for each computationally predicted neoantigen, and once converted to a “master” mRNA it is administered back to each patient.

TuHURA has entered into a Special Protocol Assessment agreement with the FDA for a single Phase 3 randomized placebo and injection controlled trial for IFx-2.0 as adjunctive therapy to pembrolizumab (Keytruda®) in the first line treatment of patients with advanced or metastatic Merkel cell carcinoma, or MCC, who are checkpoint inhibitor-naïve utilizing the FDA’s accelerated approval pathway. TuHURA believes that the company has worked with the FDA on a unique trial design such that data from the primary endpoint of overall response rate, or ORR, that is of sufficient magnitude and duration and with a favorable risk/benefit profile could be sufficient to support accelerated approval. Further, the company believes that results from a key secondary endpoint of progression-free survival, or PFS, that is adequately powered with statistical assumptions in the statistical analysis plan provided to the FDA, if achieved without a detrimental effect on overall survival, or OS, could be adequate to support conversion to regular approval satisfying the requirement for a confirmatory trial.

ORR, PFS, and OS are recognized standards that define when tumors in cancer patients improve and are described in more detail below under “—TuHURA’s Clinical Development Program.” Notwithstanding the foregoing, the results of clinical trials are inherently uncertain, and the results of TuHURA’s planned Phase 3 clinical trial may fail to satisfy the ORR, PFS, and/or OS endpoints, and none of TuHURA’s prior clinical trials with respect to IFx-2.0 were powered to determine statistical significance over a control.

As set forth in a January 2024 partial clinical trial hold letter from the FDA regarding the CMC requirements for the planned Phase 3 trial for IFx-2.0 to be conducted under the Special Protocol Assessment agreement, the FDA is requiring that, prior to initiating the trial, TuHURA must provide additional drug substance and drug product information from its contract manufacturers for the trial because the final drug product is intended for a registration-directed trial with potential accelerated approval. In addition, TuHURA must qualify and validate a potency assay and qualify the mixing process for IFx-2.0 to be used at the clinical site. TuHURA is working with its contract manufacturers to provide the required additional information and, based on correspondence following a type C meeting with the FDA, has planned and is undertaking ongoing in vitro testing, development, and validation adequate intended to address the other requirements to initiate the Phase 3 clinical trial. The company currently believes it may be in position to initiate the Phase 3 study in the first quarter of 2025 if the results of the in-mixing studies and potency assay testing are acceptable to the FDA, but there is no assurance that TuHURA will be able to satisfy the requirements set forth in the partial clinical trial hold letter on a timely basis or at all. TuHURA anticipates that enrollment for the Phase 3 would take approximately 12 months, with topline data potentially being available 6 to 7 months following the last patient enrolled. If successful, this Phase 3 trial would form the basis of a Biologics License Application, or BLA. A Special Protocol Assessment agreement is a binding written agreement between the U.S. Food and Drug Administration (FDA) and a trial sponsor that indicates the study’s design and analysis are adequate to support an application submission. A Special Protocol Assessment agreement does not increase the likelihood of marketing approval for the product and may not lead to a faster or less costly development, review, or approval process.

TuHURA is also developing its IFx-3.0 cancer vaccine product candidate, an mRNA cancer vaccine candidate for intravenous or autologous whole cell administration for blood-related cancers, to expand the utility of its IFx™ technology to tumor types not accessible by intra-tumoral injection. TuHURA is designing its mRNA vaccine to be carried by a unique spleen and/or bone marrow compartment targeted lipid nanoparticle (“LNP”) coupled to an antibody fragment known as a single-chain variable fragment (“scFv”), which is intended to recognize and target CD22, a receptor overexpressed on B cell cancers like lymphoma. TuHURA believes that its novel LNP-scFv construct may be the first intravenously administered, tumor-targeted mRNA vaccine product candidate in preclinical development. Subject to further testing and development, TuHURA believes that systemically targeting a tumor with its mRNA vaccine should induce a more widespread innate immune response given the larger tumor burden associated with blood-related malignancies than with localized injection into small cutaneous or other accessible lesions.

Bi-Functional Antibody Drug Conjugates (ADCs): Delta Receptor Technology

In addition to its cancer vaccine product candidates, TuHURA is using proprietary Delta receptor technology to develop small molecule or bifunctional ADCs designed to inhibit the immune suppressing effects of MDSCs on the tumor microenvironment to prevent T cell exhaustion and acquired resistance to checkpoint inhibitors. TuHURA’s Delta receptor technology was acquired in January 2023 when the company acquired the intellectual property assets of TuHURA Biopharma, Inc.

The tumor microenvironment, or TME, is the tissue surrounding a tumor, including the normal cells, blood vessels, and molecules that surround and feed a tumor cell and shield it from immune attack and eradication. MDSCs are a heterogeneous group of immature myeloid cells that are characterized by the ability to suppress both innate and adaptive immune responses. Myeloid cells are a type of blood cell that originates in the bone marrow and mature into adult blood cells that take on different roles in the bloodstream. MDSCs are generally believed to be responsible for T cell exhaustion (which is the loss of ability of T cells to kill cancer cells) and for acquired resistance to checkpoint inhibitors and cellular therapies like T cell therapies.

TuHURA is developing small molecule Delta receptor selective inhibitors, to incorporate into its bifunctional ADCs, which the company believes represents a paradigm shift from conventional, in development or marketed, ADCs. ADCs are a class of drugs in which a monoclonal antibody is chemically linked to a cancer-fighting substances. The company’s bifunctional ADCs in development are designed to utilize a small molecule drug to target and inhibit the Delta receptor, reprograming MDSCs’ function and removing their potent immune suppressing effects on the tumor microenvironment while simultaneously localizing an immune effector like a checkpoint inhibitor to where the tumor resides to overcome acquired resistance to immunotherapies and reduce potential indiscriminate toxicity to normal tissues by checkpoint released cytotoxic T cells.

TuHURA’s Pipeline

TuHURA is leveraging its technology platforms to advance several diversified product candidates, including the following:

IFx-2.0 Personalized Cancer Vaccine. IFx-2.0 is TuHURA’s lead personalized cancer vaccine product candidate. TuHURA received guidance from and worked with the FDA’s Office of Tissues and Advanced Therapies and Oncology Center of Excellence in developing the Phase 3 trial for IFx-2.0. For a description of the planned Phase 3 trial, see “— TuHURA’s Clinical Development Program— Planned Phase 3 Trial for IFx-2.0.”

IFx-2.0 Phase 1b/2a Basket Trial. TuHURA is planning a Phase 1b/2a trial referred to as a “basket” trial, which is a type of clinical trial that tests a new product candidate in patients who have different types of cancer but common biologic reason for resistance to checkpoint inhibitors. The phase 1b stage of the trial will examine the feasibility and safety of Keytruda® and adjunctive IFx-2.0 where IFx-2.0 is administered via interventional radiology into lesions in the liver, retroperitoneal or lungs of patients who have advanced and metastatic Merkel cell carcinoma who are checkpoint inhibitor naïve. The Phase 2a stage of the trial will include patients with checkpoint inhibitor resistant ovarian and triple negative breast cancer. TuHURA currently anticipates initiating this study in first quarter of 2025. If successful, this trial could expand the utility of IFx-2.0 beyond advanced MCC. See “—TuHURA’s Clinical Development Program—IFx-2.0 Planned Basket Trial.”

IFx-3.0. IFx-3.0 is TuHURA’s mRNA cancer vaccine product candidate for intravenous or autologous whole cell administration. TuHURA believes that advancing an mRNA personalized cancer vaccine candidate for systemic or autologous whole cell administration may allow TuHURA to expand the utility of its cancer vaccine technology to blood-related cancers, which are not amenable to intratumoral administration. TuHURA has designed a proprietary scFV antibody fragment, which is coupled to a unique lipid nanoparticle carrying TuHURA’s codon-optimized mRNA vaccine. The company believes that there are a number of potential benefits of using an antibody fragment over intact antibodies, notably biodistribution, potentially allowing more of the payload to reach its target. In addition since the objective to accumulate the mRNA in the target cell for optimal translation, removing the FC component of an antibody could prevent a potential antibody dependent cellular cytotoxicty (ADCC) response. The first planned application of IFx-3.0, is to target the CD22 receptor, which is over expressed on a number of B cell cancers like aggressive lymphomas. TuHURA plans on identifying a lead candidate for IFx-3.0 by mid 2024 and begin initiating in vivo and IND-enabling studies in late 2024.

Nal-TIGIT antibody drug conjugate. TuHURA is also developing novel bifunctional ADCs to modulate the tumor microenvironment by reprograming MDSCs’ immune suppressing capabilities through inhibition of Delta receptors on MDSCs. The company has constructed several ADCs using Nal, a small molecule prototype Delta receptor specific inhibitor coupled to anti-PD-1 antibody, and plans on examining other checkpoint inhibitors like an anti-TIGIT antibody. TIGIT is a checkpoint receptor associated with inhibition of NK and T cell cytotoxicty and is associated with disease progression and immune escape observed in pre-leukemia called myelodysplatic syndromes (“MDS”). Since both TIGIT and MDSCs play a central role in myelodysplasic syndromes, the company believes that reprograming MDSC function while inhibiting TIGIT may provide a novel, bifunctional approach in the treatment of MDS. TuHURA is also working on developing and expanding a portfolio of novel Delta specific small molecule inhibitors of MDSC immunosuppressive functions as potential modulators of TME alone or conjugated to an immune effctor to construct its bi-functional ADCs. TuHURA plans on making a novel Delta specific inhibitor conjugated to an anti-TIGIT antibody which the company refers to asTBS-2025 for investigation in preclinical models of MDS.

TuHURA’s History and Team

TuHURA was founded in 1995 by Drs. Patricia and Michael Lawman. The company’s IFx technology was developed in the laboratory of Dr. Michael Lawman at the Walt Disney Memorial Cancer Institute, where Dr. Michael Lawman was formerly a Director of the Institute, and Dr. Patricia Lawman was formerly Division Director of Cancer Molecular Biology at the Institute. Dr. Michael Lawman is a Fellow of the Royal Society of Biology, former Associate Professor at University of South Florida, and former Scientific Research Director of Pediatric Hematology/Oncology at St. Joseph’s Children’s Hospital. Dr. Patricia Lawman also serves as an Adjunct Professor at University of South Florida. Drs. Patricia and Michael Lawman are each inventors on numerous U.S. and foreign patents.

With respect to TuHURA’s bifunction ADC technology, its Delta receptor peptide antibody and ADC technology was developed in the laboratory of Dr. Mark McLaughlin at the Moffitt Cancer Center and at the West Virginia University Research Corporation. Dr. McLaughlin was previously a Senior Member of the Drug Discovery Department at the Moffitt Cancer Center and is currently Professor of Medicinal Chemistry and Member WVU Cancer Institute, where his research focuses on protein-protein interaction inhibitor design and molecular targeted immunotherapy. The discovery that the Delta receptor is highly expressed on MDSCs was jointly discovered by scientists at Moffitt Cancer Center and TuHURA Biopharma, Inc., a separate company whose intellectual property assets TuHURA acquired in January 2023.

TuHURA’s CEO, Dr. James Bianco, is a 30-year veteran of the biopharmaceutical industry. Dr. Bianco is the principal founder of CTI Biopharma, where he served as its CEO from 1992 to October 2016. Dr. Bianco’s experience spans all aspects of drug development from phase I-IV clinical trials, regulatory approval, and pricing reimbursement to sales and marketing. He has extensive experience in financing, negotiating and execution of pharmaceutical development and commercial license agreements. During his tenure at CTI Biopharma, Dr. Bianco was responsible for strategic portfolio development and identifying, acquiring, licensing, purchasing, or acquiring through international merger and acquisition, five drug candidates, four of which have since been approved by the FDA and with three receiving accelerated or conditional regulatory approval in the U.S. and/or E.U. In 2013, Dr. Bianco led CTI Biopharma in the identification and negotiation of the asset purchase for VONJO® (pacritinib), a novel JAK2 selective tyrosine kinase inhibitor. He also led CTI Biopharma in the negotiation of the development and commercial license agreement with Baxalta. As CEO of CTI Biopharma,

Dr. Bianco was also responsible for the PERSIST-2 Phase 3 trial design and conduct, the results of which served as the basis for the 2022 FDA accelerated approval of pacritinib and the subsequent acquisition of CTI Biopharma by SOBI for $1.75 billion

TuHURA’s Strategy

TuHURA’s goal is to become a leading immuno-oncology company by developing personalized cancer vaccine candidates designed to harness the power of the innate immune system to overcome primary resistance to immunotherapies, broadening the impact of therapies such as checkpoint inhibitors. With the acquisition of the intellectual property assets of TuHURA Biopharma, Inc. in January 2023, TuHURA is also developing novel bifunctional ADCs to modulate the tumor microenvironment by reprograming MDSCs’ immune suppressing capabilities through inhibition of Delta receptors on MDSCs to overcome acquired resistance to immunotherapies.

TuHURA’s strategy leverages its technologies and novel product candidates to overcome primary and acquired resistance to checkpoint inhibitors, molecularly modified immune therapies and cellular therapies. The key elements of this strategy include:

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Shortening the time and cost to product registration. TuHURA is working to shorten the time and cost to product registration by focusing on patient populations that qualify for accelerated approval, such as patients with advanced and metastatic MCC in the company’s planned Phase 3 trial for IFx-2.0. The company believes this trial could significantly reduce the time and cost to potential approval and the cost associated with precluding the need for a postmarketing confirmatory trial. Although TuHURA has entered into an SPA utilizing the FDA’s accelerated approval pathway for this trial, an SPA agreement for such a trial does not increase the likelihood of marketing approval for the product and may not lead to a faster or less costly development, review, or approval process. If TuHURA receives accelerated approval but the trial does dos not meet the secondary endpoint of PFS at 48 months, then the FDA could withdraw the accelerated approval.

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Expanding the application of the IFx-2.0 personalized cancer vaccine. The company plans to pursue the potential expansion of IFx-2.0 to other cancers beyond MCC by conducting the planned basket trial as described above under “—TuHURA’s Pipeline.” TuHURA plans on examining IFx-2.0 in patients with any type of advanced cancer where their tumor exhibits primary resistance to and who fail checkpoint inhibitor therapy. If successful, this basket trial is intended to potentially expand the use of IFx-2.0 to many types of cancer for which there are no effective or approved therapies for patients who fail to respond to checkpoint inhibitors or whose cancers are known not to respond to checkpoint inhibitors.

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Leverage the IFx technology platform to develop next generation candidates to expand into hematologic cancer indications. TuHURA is also developing IFx-3.0, its mRNA based personalized cancer vaccine candidate, for systemic (intravenous) or autologous whole cell administration targeting the CD22 receptor on malignant B cells as a potential treatment for blood related cancers like aggressive lymphoma, with the intention of expanding the application of IFx technology to blood related cancers not amenable to intratumoral administration. The company believes this would be the first systemically targeted mRNA cancer vaccine product candidate known to be in development.

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Establish a leadership position in developing bi-functional ADCs. Through its January 2023 acquisition of the intellectual property assets of TuHURA Biopharma, Inc., the company believes that TuHURA may be the first company to identify a novel Delta receptor that controls the regulation of multiple immune suppressive functions of MDSCs, the primary contributor to tumor microenvironment immunosuppression. The company believes that inhibiting MDSC functionality may represent a novel way to overcome acquired resistance to immunotherapies. The company believes that its bifunctional ADCs represent a paradigm shift in this important class of therapeutics and has the potential to position the company to take the lead on advancing these novel bifunctional ADCs to clinical trials.

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Establish Development and Commercial License Collaborations. Leveraging TuHURA’s CEO’s track record of successfully establishing development and commercial partnerships, the company intends to seek and establish partnerships with large pharmaceutical or biotech companies as a source of non-dilutive capital and funding to advance the global development of its product candidates.

Cancer Vaccines

The Cancer-Immunity Cycle

For an anti-cancer immune response to lead to effective killing of cancer cells a series of stepwise events must be initiated and allowed to proceed and expand iteratively. These steps, which are illustrated in the graphic below, are referred to as the “cancer-immunity cycle”. The human immune system is comprised of the innate immune system and adaptive immune system. The innate immune response, through evolution, has developed to protect us from our surrounding environment. It is the defense system with which we are born and serves as the body’s first defense mechanism against pathogens like bacteria or viruses and alerts the immune system to those threats. It works together with its complementary arm, the adaptive immune system, to address threats in the body, including cancer.

In the first step of the cycle, foreign proteins called neoantigens, are created by cancer-related genes and are released and captured by dendritic cells (“DCs”) for processing. In order for this step to lead to a tumor killing T cell response, it must be accompanied by signals that specify immunity, or otherwise tolerance to the tumor antigens will be induced. Such immunogenic signals might include proinflammatory cytokines and factors released by dying tumor cells. During the next step, DCs present the captured neoantigens on MHCI and MHCII molecules to T cells, resulting in the priming and activation of tumor cell killing or cytotoxic, T cell responses against these cancer-specific neoantigens, which are viewed as foreign. Finally, the activated cytotoxic T cells traffic to and infiltrate the tumor bed, specifically recognizing and binding to cancer cells through the interaction between its T cell receptor (“TCR”) and its cognate antigen bound to MHCI and kill their target cancer cell. Killing of the cancer cell releases additional tumor-associated neoantigens repeating the first step of the cancer-immunity cycle, to increase the breadth and depth of the response in subsequent revolutions of the cycle.

In cancer patients, the cancer-immunity cycle does not perform optimally. In order for an innate response to be activated against a tumor, the tumor must appear foreign to the immune system. Tumor neoantigens may not be detected due to low neoantigen load or mutational burden, DCs and T cells may treat antigens as self rather than foreign thereby creating T regulatory cell responses rather than cytotoxic responses, T cells may not properly home to tumors, may be inhibited from infiltrating the tumor, or, importantly, factors in the tumor microenvironment might suppress those effector T cells that are produced. The goal of cancer immunotherapy is to initiate and reinitiate a self-sustaining cycle of cancer immunity, enabling it to amplify and propagate.

Source: Oncology Meets Immunology: The Cancer-Immunity Cycle, Immunity, Volume 39, July 2013

IFx Technology

The goal of cancer vaccines generally is to initiate an immune response to tumor neoantigens, which are the abnormal proteins that tumor-associated genetic mutations cause the cells to produce. There are a number of approaches that attempt to make a tumor look foreign to the immune system. The optimal cancer vaccine would make a patient’s entire tumor appear foreign and activate an innate immune response through the release of tumor neoantigens which are presented to cytotoxic T cells, leading to their priming, activation, and proliferation of an immune attack against the tumor. TuHURA’s IFx Technology is designed to accomplish this goal.

TuHURA’s IFx platform technology utilizes a proprietary plasmid DNA (“pDNA”) or messenger RNA (“mRNA”) which, when introduced into a tumor cell, results in the expression of a highly immunogenic bacterial protein (Emm55) from a rare variant of Streptococcus pyogenes on the surface of the tumor cell. By mimicking a bacterium, TuHURA’s technology makes a tumor cell look like bacteria. This is graphically demonstrated below. By making a tumor look like a bacterium, the molecular pattern of the bacterial protein is recognized by specific receptors on immune cells called pattern recognition receptors, also referred to as toll-like receptors or TLRs. These receptors are pre-programmed over evolution to recognize specific patterns or motifs on pathogens like bacteria and activate and harness the power of the body’s innate immune response.

Source: TuHURA Biosciences

As stated above, in cancer patients, the cancer-immunity cycle does not perform optimally, and in order for an innate response to be activated against a tumor, the tumor must appear foreign to the immune system. TuHURA’s IFx technology aims to overcome this key step in restoring a more optimally functioning cancer-immunity cycle. In the setting of injecting TuHURA’s emm55 pDNA into a patient’s tumor cell, IFx is designed to harness the body’s natural innate immune response making the patients entire tumor appear foreign. This causes antigen presenting cells, or APCs, like DCs to phagocytize (which is the process of “eating” and “digesting”) the tumor cell, thinking they are bacteria. DCs present the captured neoantigens on MHCI and MHCII molecules to T cells, resulting in the priming and activation of tumor cell killing or cytotoxic, T cell responses against these cancer-specific neoantigens, which are viewed as foreign. This is referred to as “primary epitope spreading.” Epitopes are the region/part of tumor antigens that are recognized by the immune system, specifically by antibodies, B cells and T cells. In doing so the first step of the cancer-immunity cycle is activated and restored.

Plasmid DNA, or plasmids, are small, circular, double-stranded DNA molecules that are separate from a cell’s chromosomal DNA and can replicate independently. Plasmids are most commonly found in bacteria, but can also be found in archaea and eukaryotic organisms. They can range in length from about 1,000 to hundreds of thousands of DNA base pairs. Plasmids often carry genes that can benefit the survival of an organism, such as antibiotic resistance. When a bacterium divides, all of the plasmids in the call are copied, so each daughter cell receives a copy of each plasmid. Plasmids can also be transmitted horizontally to other bacteria in some cases. Scientists have taken advantage of plasmids to use them as tools to clone, transfer, and manipulate genes.

Other Types of Cancer Vaccines

To date, most cancer vaccines, such as those described below, have utilized a number of approaches to initiate and restore the cancer immunity cycle. However, these approaches have seen limited success. The following is a description of some of these approaches:

Oncolytic Virus Vaccines. Oncolytic virus vaccines are designed to preferentially induce viral replication-dependent oncolysis (viral induced killing) in tumors in an effort to stimulate antitumor immune responses. Intratumoral injection is thought to trigger both local and systemic immunological responses leading to cell lysis, the release of tumor-associated antigens, and subsequent activation of innate and adaptive immune systems to induce tumor antigen-specific effector T-cell antitumor immunity. However, the use of a gene to produce a virus to kill the tumor differs from the activation of an innate response as a result of “seeing” the virus as being abnormal and activating a response against the virus and thus the tumor cell. As a result, clinical trials leading to the approval of oncolytic viral treatments have been restricted to intratumoral injection-induced tumor killing and shrinkage thus limiting their application to tumors with limited stages of cancer with accessible lesions. Clinical trials of oncolytic viral vaccines have not demonstrated a benefit on patient overall survival.

Tumor-associated antigen vaccines. Another approach is to utilize Tumor-Associated Antigens (“TAAs”), some of which may also be similar to self-antigens, although preferentially overexpressed on tumor cells. However, these TAAs may also be displayed by normal healthy cells or cancer testis antigens that are only expressed by tumor cells and adult reproductive tissues. T and B cells with high affinity toward these TAAs also target self-antigens leading to the removal of these T and B cells from the immune repertoire by central and peripheral tolerance. Thus, a potent vaccine must break tolerance for them to work. To date, this approach has had limited success.

Tumor-specific antigen vaccines. Tumor-Specific Antigens (“TSAs”) differ from tumor-associated antigens since they are not shared with similar self-antigens. They are typically de novo epitopes expressed by cancer-causing viruses (or oncoviruses) or private neoantigens encoded by somatic mutations. TSAs are truly tumor specific with no central tolerance. Deciding which TSAs to select and how to configure such multivalent vaccines is itself a daunting challenge. It may be insufficient to rely entirely on sequencing the expressed tumor genome looking for point mutations, translocation fusions, or CT antigens. Not only might this vary from patient to patient or even from cell to cell within a single patient’s tumor, expression at the messenger RNA or protein level does not assure that predicted antigenic peptides will be generated and expressed as peptide-MHCI complexes, especially in the face of the allelic complexity in the MHC. Several groups are actively approaching this problem by using a combination of informatics and mass spectroscopy of peptides eluted from MHCI molecules. Early clinical trials used as neo-adjuvant therapy in combination with checkpoint inhibitors among patients with potentially surgically curable disease at risk for relapse has yielded encouraging results, although how best to deliver them to patients remains a critical unknown.

Bacteria-based immunotherapy for cancer. Recently, accumulating evidence has demonstrated that bacteria-based immunotherapy, including naive bacteria, bacterial components, and bacterial derivatives, can modulate immune response via various cellular and molecular pathways. The key mechanisms of bacterial antitumor immunity include inducing immune cells to kill tumor cells directly or reverse the immunosuppressive microenvironment. Not only bacteria, but also bacterial components, appear to behave as immune adjuvants. Recent research reviewed the essential mechanism by which bacterial flagellin acts as an immunomodulator. Most of the promise associated with bacteria-based immunotherapy results from the non-specific activation of an immune response and not a tumor antigen-directed immune response. In addition, the clinical translation of bacteria-based immunotherapy is limited for biosafety concerns and non-uniform production standards. In addition, generalized activation of a non-specific systemic immune activation has been associated with clinical syndromes consistent with sepsis, a life-threatening syndrome with multi-organ failure and increased risk for death.

Potential Advantages of IFx Personalized Cancer Vaccine Technology

TuHURA’s approach is designed to harness activation of the innate immune response recognizing that the tumor itself represents a type of endogenous vaccine, accessing the naturally occurring source of TSAs. TuHURA believes that its IFx technology avoids problems associated with trying to predict which tumor-specific antigens are important and avoids the challenges associated with selection, analysis, production and delivery that accompanies TSAs used in other vaccine approaches. Importantly, unlike bacteria based immunotherapy which non-specifically activates an immune response to the bacteria or bacterial proteins and not the tumor, IFx results in the expression of an immunogenic bacterial protein on a tumor cell, harnessing the power of the innate immune response against the tumor. This results in tumor specific immune responses. The company believes that its IFx personalized cancer vaccine technology offers the following advantages over other vaccine technologies:

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Simpler and faster to administer to the patient: The IFx-2.0 personalized cancer vaccine product candidate involves an injection with a small needle and 200 microliters of volume (equivalent of 6/1,000th an ounce) into a patient’s tumor during a clinic visit. In contrast, current TSA vaccine product candidates in development are more time consuming and involve more steps in their production and administration, and have other regulatory and commercial complexities. Many require biopsying a patient’s tumor, transporting it to a lab, conducting genomic tests and relying on computational methodologies to predict, select and construct mRNAs for each tumor antigen believed to be important to elicit an immune response against the patient’s tumor. Once constructed the vaccine must then be injected into the patient’s arm. Administered mRNA are subject to degradation and translational repression (“miRNA”), raising questions on the amount of TSA actually translated and produced.

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Accesses naturally occurring source of a patient’s tumor specific antigens: TuHURA’s cancer vaccine product candidate’s mechanism of action is designed to lead to a broader, more comprehensive personalized anti-tumor response than vaccines requiring tumor sampling. Injecting TuHURA’s emm55 pDNA into a patient’s tumor cell makes that tumor cell look like a bacterium, which is then seen by immune cells as being foreign, priming the activation of your body’s first line of defense that we are all born with called the innate immune response. A type of immune cell called Antigen Presenting Cells (“APCs”), like DCs, package all of the patient’s tumor’s neoantigens that are unique to each patient’s individual tumor for processing not just ones thought or computationally predicted to be important.

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Systemic Tumor Targeted Administration: The company believes that IFx-3.0, its tumor targeted mRNA vaccine product candidate, is the first vaccine candidate to utilize an antibody fragment, in this case scFv, to “carry” the mRNA vaccine product candidate to the CD22 receptor present on B cell cancers like lymphoma or other tumor associated receptor targets on a other blood related cancers like leukemia. Malignant lymphoma and leukemia cells circulate throughout the bloodstream, accumulate and fill and overcrowd the bone marrow, spleen and lymph nodes. Targeting blood-related cancers with TuHURA’s mRNA vaccine product candidate has the potential to activate an innate response in all of these compartments, targeting a significantly greater number of tumor cells than can be achieved with intratumoral or intramuscular injection, leading to a more intense, robust innate response against the tumor.

Bi-functional ADCs: Inhibiting and Reprogramming MDSCs

MDSCs

MDSCs are among the most common cells present in the tumor microenvironment, which is the tissue surrounding the tumor, where they are a major regulator of suppression of the immune system. MDSCs are normally produced during pregnancy where they migrate to and populate the placenta, creating an immunologic sanctuary for the fetus. Since half of the genetic make-up of the fetus comes from the father, this is necessary to prevent the mother’s immune system from attacking the fetus. They are also produced in settings of chronic inflammation or autoimmune disease as a mechanism to decrease inflammation or autoimmunity.

In cancer, MDSCs are hijacked by tumors to create an immunosuppressive environment in the tissues in which the tumor lives. MDSCs are the primary driver of the immunosuppressive tumor microenvironment. Multiple effector molecules and signaling pathways are used by MDSCs to regulate immune suppression. One main mechanism involves depletion of necessary amino acids like arginine through production of arginase (“Arg-1”), or “destruction” of inflammatory cytokines via production of inducible nitric oxide (“iNOS”), in addition to anti-inflammatory prostaglandins (“COX2”), immune suppressing cytokines like transforming growth factor beta (“TGF-®”) or Interleukin 10 (“IL-10”) and recruitment and induction of immune inhibitory cells such as regulatory T cells (T regs) and M2 polarized tumor associated macrophages (“TAMs”). Accumulating evidence demonstrates that the enrichment and activation of MDSCs correlates with tumor progression, metastasis and recurrence. In addition, MDSCs circulating in the blood of patients with cancer is highly correlated to poor clinical outcome.

The company believes that inhibiting and reprograming MDSC function represents a promising novel approach to overcome MDSC-induced TME immunosuppression and the resulting acquired resistance to immune therapies. Various companies are focusing on several strategies, including blocking MDSC recruitment to the microenvironment or inhibiting their production in the bone marrow. Another potential strategy is inhibiting MDSC-mediated immunosuppression by developing inhibitors to a number of individual MDSC-related immune suppressing compounds such as IDO, iNOS or COX2 inhibitors.

TuHURA’s Delta receptor inhibitors: bifunctional antibody drug conjugates (ADCs)

The company believes that TuHURA is the first company to describe the high expression of a novel Delta receptor on MDSCs. Inhibition of the Delta receptor is designed to block MDSC production of multiple immunosuppressing factors, repolarizing immune suppressing Tumor-Associated Macrophages or TAMs from M2 to M1 immune activating phenotype and preventing MDSC proliferation and migration from the bone marrow.

TuHURA is developing small molecule Delta receptor inhibitors as a central component of its bifunctional ADCs, which the company believes has the potential to be a major advance in overcoming acquired resistance to checkpoint inhibitors and cellular therapies like TILs, or CAR T. Conventional ADCs utilize an antibody to carry a payload, like a cellular toxin to the tumor by binding to a selected tumor associated receptor. In contrast TuHURA’s ADCs have a dual function: a small molecule inhibits MDSC production of immunosuppressive factors while localizing a immune effector like a checkpoint inhibitor in the tumor microenvironment. The company believes that its MDSC-targeting ADCs have a number of potential benefits over current approaches to overcoming acquired resistance to immunotherapies, including the following:

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Inhibiting MDSC production of multiple immune suppressing factors. The Delta receptor on MDSCs is like a “master switch” controlling the regulation of multiple immune factors such as, iNOS, Arg-1 and COX2. Inhibiting the receptor results in “shutting off” production of these and other immune suppressing factors as compared to the industry focus of developing inhibitors targeting a single factor.

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Blocking MDSC recruitment to the microenvironment. To exhibit their immunosuppressive phenotype, MDSCs have to be recruited to the tumor site. This process is mediated mainly by chemokines secreted in the tumor microenvironment and chemokine receptors expressed on MDSCs. There are a number of strategies to prevent the recruitment of MDSCs to the microenvironment through the development of inhibitors of chemokines such as CCL2/CCR2 blockade. However brain, heart, kidney, liver, lung, ovary, pancreas, spinal cord, spleen, and thymus also express CCR2, introducing the potential for off-target side effects with this approach. Inhibiting the Delta receptor prevents the proliferation and production of MDSC-Monocyte subpopulations, repolarizing M2 to M1 phenotype decreasing Th-2 cytokines while increasing Th-1 (g-IFN, IL-2) cytokines.

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Inhibiting MDSC production in the bone marrow. To date, the majority of approaches to inhibiting MDSC production have relied on a variety of chemotherapeutic or differentiating agents. Delta receptor inhibition may result in decreased proliferation and production of MDSCs without requiring toxic agents like chemotherapy.

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Converting tumorigenic to immunogenic phenotype while localizing checkpoint inhibitor(s) in the microenvironment. Unlike other ADCs, TuHURA’s ADCs are designed to be bifunctional, i.e., having two functions: removing MDSC-related immune suppression and thereby making tumor susceptible to attack, while also localizing checkpoint inhibitors where the tumor resides. These two functions are intended to work together with the goal of overcoming acquired resistance, preventing T cell exhaustion and allowing checkpoint inhibitors and cellular therapies to be safer and more effective at eradicating the tumor.

TuHURA’s Clinical Development Program

For purposes of the below descriptions of TuHURA’s clinical trials, the response rates for IFx-2.0 are evaluated and defined under the Response Evaluation Criteria in Solid Tumors guidelines, or RECIST guidelines, which are the currently accepted standards that define when tumors in cancer patients improve. Under the RECIST guidelines, a “durable response”, or DR, is deemed to be a complete or partial response beginning within 12 months of treatment lasting 6 months or more. A “complete response”, or CR, is deemed to be disappearance of all target lesions. A “partial response”, or PR, is at least a 30% decrease in the size of the target lesions. “Progressive disease”, or PD, is at least a 20% increase in the sum of the longest diameter of the target lesions. “Stable disease”, or SD, means that the patient has neither sufficient shrinkage in the lesions to qualify for PR nor sufficient increase to qualify for PD, taking as reference the smallest sum diameters while on study. The term “overall response rate” is defined as the proportion of patients who have a partial or complete response to therapy. Furthermore, the term “pCR” refers to a pathological complete response, which is the absence of signs of cancer in tissue samples removed during surgery or biopsy after treatment. “Progression-free survival”, or PFS, means the length of time after the treatment that a patient lives without disease progression.

Planned Phase 3 Trial for IFx-2.0

TuHURA has entered into a Special Protocol Assessment agreement with the FDA for a single Phase 3 randomized placebo and injection controlled trial for IFx-2.0, its lead personalized cancer vaccine, as adjunctive therapy to pembrolizumab (Keytruda®) in the first line treatment of patients with advanced or metastatic Merkel cell carcinoma, or MCC, who are checkpoint inhibitor-naïve utilizing the FDA’s accelerated approval pathway. TuHURA believes that the company has worked with the FDA on a unique trial design such that data from a primary endpoint of overall response rate, or ORR, that is of sufficient magnitude and duration and with a favorable risk/benefit profile could be sufficient to support accelerated approval. Further, the company believes that results from a key secondary endpoint of progression-free survival, or PFS, that is adequately powered with statistical assumptions in the statistical analysis plan provided to the FDA, if achieved without a detrimental effect on overall survival, or OS, could be adequate to support conversion to regular approval satisfying the requirement for a confirmatory trial. Notwithstanding the foregoing, the results of clinical trials are inherently uncertain, and the results of TuHURA’s planned Phase 3 clinical trial may fail to satisfy the ORR, PFS, and/or OS endpoints, and none of TuHURA’s prior clinical trials with respect to IFx-2.0 were powered to determine statistical significance over a control.

As set forth in a January 2024 partial clinical trial hold letter from the FDA regarding the CMC requirements for the planned Phase 3 trial for IFx-2.0 to be conducted under the Special Protocol Assessment agreement, the FDA is requiring that, prior to initiating the trial, TuHURA must provide additional drug substance and drug product information from its contract manufacturers for the trial because the final drug product is intended for a registration-directed trial with potential accelerated approval. In addition, TuHURA must qualify and validate a potency assay and qualify the mixing process for IFx-2.0 to be used at the clinical site. TuHURA is working with its contract manufacturers to provide the required additional information and, based on correspondence following a type C meeting with the FDA, has planned and is undertaking ongoing in vitro testing, development, and validation intended to address the other requirements to initiate the Phase 3 clinical trial. Specifically, the company has presented a potency matrix plan that has been agreed to by the FDA and is in the process of qualifying and validating the assay. Furthermore, the company has provided to the FDA the proposed mixing studies to be conducted. Although the partial clinical trial hold letter from the FDA sets forth certain CMC requirements to initiate the trial, it does not affect the trial design as agreed to in the Special Protocol Assessment agreement. The company currently believes it may be in position to initiate the Phase 3 study in the first quarter of 2025 if the results of the in-mixing studies and potency assay testing are acceptable to the FDA, but there is no assurance that TuHURA will be able to satisfy the requirements set forth in the partial clinical trial hold letter on a timely basis or at all. TuHURA anticipates that enrollment for the Phase 3 would take approximately 12 months, with topline data potentially being available 6 to 7 months following the last patient enrolled. If successful, this Phase 3 trial would form the basis of a Biologics License Application, or BLA. A Special Protocol Assessment agreement does not increase the likelihood of marketing approval for the product and may not lead to a faster or less costly development, review, or approval process.

The study population, dose, schedule, and study design for the trial are based on the response rates observed in the company’s Phase 1b trial in checkpoint inhibitor naïve patients with advanced MCC who exhibited primary resistance to anti PD(L)-1 checkpoint inhibitors such as Keytruda® The clinical study design for the Phase 3 registration trial is presented below. Based on correspondence with the FDA, patients with advanced MCC represent a patient population with an unmet medical need. TuHURA’s study, is designed to determine if IFx-2.0 can increase the overall response rate when used as adjunctive therapy to Keytruda in first line treatment of checkpoint inhibitor naïve patients with advanced MCC when compared to Keytruda alone.

Note: “FPI” means first patient in, “LPI” means last patient in, and “TLR” means top-line results. Progression Free Survival, or PFS, is defined as the time from randomization until first evidence of disease progression or death, and Overall Survival, or OS, is defined as the time between randomization to death.

Phase 1b Trial in Metastatic Merkel Cell Carcinoma and Cutaneous Squamous Cell Carcinoma

TuHURA has completed enrollment in a multicenter Phase 1b dose and schedule finding trial for TuHURA’s IFx-Hu2.0 personalized cancer vaccine candidate in patients with advanced MCC or cutaneous Squamous cell carcinoma (cSCC). This study follows a two-stage design with a primary goal to assess the safety and feasibility of repeated dosing schemas of IFx-2.0. In the first stage (exposure escalation), a 3+3 trial design was utilized to assess safety of repeated weekly intratumoral injections using a fixed dose of IFx-2.0 weekly for 1, 2 or 3 weeks (for cohorts 1, 2 or 3 respectively). Following safety evaluation the protocol was amended to include an expansion stage to increase the total study sample size to 20. As of August 15, 2023 a total of 23 patients have been enrolled. As of January 2024, follow-up data is available on all evaluable patients.

The primary objective of the trial is to determine the safety, tolerability, and optimal dose and schedule of IFx-2.0 when administered intratumoral in up to three lesions injected across three different administration schedules. Safety is evaluated for up to 28 days following IFx-2.0 administration. Secondary objectives include tumor shrinkage (injected and non-injected lesions) and correlative immune response analysis (transcriptomic, proteomic, humoral and cellular), pre-and post-IFx-2.0 administration to guide the choice of dose and schedule for the company’s Phase 3 registration directed trial.

Twenty-three (23) patients were enrolled: MCC (13), cSCC (10). Among the thirteen (13) patients with MCC, twelve (12) completed treatment and the protocol directed 28 day safety evaluation follow up period; One (1) patient experienced an SAE deemed possibly related to study drug. This patient experienced a Grade 3, or G3, adverse event, which is defined as an adverse event that is a severe or medically significant event that is not immediately life threatening, which in the case of this patient was a G3 autoimmune hepatitis that resolved with steroid treatment, and such patent has been recently treated with checkpoint inhibitors prior to study enrollment. Among the ten (10) patients with cSCC one (1) patient experienced an SAE unrelated to study drug and did not complete treatment nor the 28 day safety evaluation follow up period. All patients had received prior anti-PD(L)1 based treatment with disease progression being the reason for CPI discontinuation in all patients but one. Intra-tumoral (IT) IFx-2.0 was well tolerated at all dose schedules evaluated. As to efficacy, in the 21 patients that completed the study, best overall disease response to trial therapy was PR in 1 patient (including both injected and non-injected tumor sites), SD in 4, and PD in 16. The response assessment limited to the injected site(s) only was PR in 2 patients, SD in 8, and PD in 9. Two additional patients were not evaluable at the injected site(s) due to clinically challenging to measure dermal lesions that were not radiographically measurable. The study achieved the primary safety endpoint of the study demonstrating no grade 3 or greater toxicity in any of the 3 dose levels examined, and as a result, a recommended phase 2 dose was determined. The study also achieved its secondary endpoint of efficacy analysis demonstrating a disease control rate of 48% among injected lesions within the first 28 days post injection, and, as described below, a post-protocol efficacy analysis demonstrated an overall objective response rate of 64% (7 of 11 patients with MCC) after rechallenge with immune checkpoint inhibitors, or ICIs.

After protocol specified IT therapy, eleven (11) MCC patients and six (6) cSCC pts were treated with anti-PD(L)1 based therapy as the immediate post-protocol treatment. Five (5) of nine (9) (56%) evaluable MCC patients and one (1) of (6) (17%) cSCC patients experienced an objective response to this ICI rechallenge, with duration of response ongoing in four (4) patients (6+, 19+, 21+, 23+ months) and the two other responses lasting 23 and 33 months. The two (2) remaining MCC patients were not evaluable for response from IO rechallenge due to radiation administered to the only measurable disease site(s), but both remain progression free at 11+ and 13+ months with previously progressive disease

Of the twelve (12) patients with advanced MCC who completed treatment and protocol-directed 28-day safety evaluation follow-up period, seven patients exhibited primary resistance to first line treatment with a checkpoint inhibitor who did not receive subsequent therapies prior to receiving IFx-2.0. Five of seven patients received single agent anti-PD(L)-1 as initial therapy while two of seven patients received multiple CPIs as initial therapy including anti-PD-1, followed by anti-PD-1/anti-CTLA-4 therapy. All 7 patients exhibited primary resistance to checkpoint inhibitor therapy progressing on average 3.3 months while receiving CPI therapy. These 7 patients are graphically presented below:

This data demonstrating the potential for IFx-2.0 to overcome primary resistance to anti-PD(L)-1 therapy and formed the clinical rationale for examining IFx-2.0 as adjunctive therapy with Keytruda® (anti-PD-1) in first line therapy among checkpoint inhibitor naïve patients with advanced or metastatic MCC. Unlike the phase 1b where IFx-2.0 was administered after patients progressing on anti-PD(L)-1 therapy, we believe IFx-2.0 could potentially provide a higher response rate to Keytruda® when administered prior to patients progressing failing Keytruda®.

The remaining seven (7) patients received received multiple checkpoint inhibitor therapy including anti-CTLA-4/anti-PD-1 therapy and/or investigational agent(s) and or chemotherapy as 2nd or 3rd line therapy prior to treatment with IFx-2.0. This patient population is not representative of patients to be enrolled in the phase 3 trial.

Importantly, IFx-2.0 is not an intratumoral therapy like oncolytic viral therapies whose anti-tumor activity is limited to accessible, injected lesions in limited stages of cancer. In contrast, IFx-2.0’s mechanism of action is to prime and activate an innate immune response in injected lesions leading to a systemic anti-tumor response. The company chose to examine IFx-2.0 in cutaneous malignancies because human skin has a high density of DCs which are very efficient in presenting foreign antigens to immune cells. Local injection of IFx-2.0 into cutaneous lesion(s) has resulted in immune cell infiltration, and in the context of MHCI and MHCII, tumor neoepitope presentation to naïve B and T cells followed by activation of tumor specific B and T cells. The immune response has not been localized to just injected lesions but rather systemic as demonstrated by production of Emm55 (pDNA encoded bacterial protein expressed on the surface of the tumor cell) and tumor specific IgM and IgG antibodies in the plasma of patients post IFx-2.0 administration.

Patients MCC-03 and MCC-05 below demonstrate the abscopal effect of adjunctive IFx-2.0 therapy, These patients exhibited primary resistance to checkpoint inhibitor therapy, and subsequently achieved durable anti-tumor responses following IFx-2.0 and rechallenge with checkpoint inhibitor therapy.

Case study (MCC-005)

Patient was treated for multifocal in-transit recurrence of MCC in left leg with avelumab x 6 doses (12 weeks) with continued rapid clinical progression as well as development of liver metastatic disease on this therapy. Subsequently the patient was enrolled on IFx-2.0 protocol and received 3 weekly injections of IFx-2.0 without complication but continued clinical progression (additional in-transit sites). Disease status at time of last injection shown on the left. Following completion of IFx-2.0 protocol therapy, subject was rechallenged with pembrolizumab, a checkpoint inhibitor, and experienced an obvious clinical response initially apparent approximately 3-4 weeks into therapy. Clinical response at 3 months (middle photo below) and 6 months (right photo below) are shown in the photos below. Concordant (near-complete) radiographic response of liver metastases has also been observed and response has been maintained to date (19 months)

Case study (MCC-002)

Subject was treated with adjuvant pembrolizumab for stage II MCC on the STAMP trial but developed (nodal) progression after receiving 6 doses. Subject underwent salvage surgery/XRT but developed widespread metastatic disease ~3 months later (nodal, dermal, and intramuscular sites of disease). Subject was then enrolled on IFx-2.0 protocol and received 2 weekly injections to 3 nodal/dermal metastatic sites but experienced continued rapid progression (both injected and non-injected sites) including bulky diffuse adenopathy and numerous widespread subcutaneous/dermal nodules. Representative imaging from the time of completion of protocol therapy is shown on left in photo below including several subcutaneous sites (as noted by the arrows) and bulky retroperitoneal (“RP”) conglomerate lymph node (“LN”) metastases. Post-protocol, subject was started on checkpoint inhibitor rechallenge with avelumab and experienced deep partial response that has been maintained to date (33 months). Representative images from post-checkpoint rechallenge restaging shown below on right (complete remission of subcutaneous nodules, partial response in retroperitoneal sites).

IFx-2.0 Planned Basket Trial

TuHURA is planning a Phase 1b/2a trial referred to as a “basket” trial, which is a type of clinical trial that tests a new product candidate in patients who have different types of cancer but a common biologic reason for resistance to checkpoint inhibitors. The phase 1b stage of the trial will examine the feasibility and safety of Keytruda® and adjunctive IFx-2.0 where IFx-2.0 is administered via interventional radiology into lesions in the liver, retroperitoneal or lungs of patients who have advanced and metastatic Merkel cell carcinoma who are checkpoint inhibitor naïve. Following the Phase 1b component, the planned phase 2a stage will extend enrollment to patients with any cancer type (so-called “histology agnostic”) who exhibit a high incidence of primary resistance to checkpoint inhibitors in cancers such as advanced triple negative breast cancer or ovarian cancer. Since the biology of primary resistance to checkpoint inhibitors is similar across tumor types, TuHURA believes that IFx-2.0’s mechanism of action should be applicable in overcoming primary resistance to checkpoint inhibitors irrespective of tumor type. TuHURA currently anticipates initiating this study in the first quarter of 2025. If successful, this trial could have the ability to expand the utility of IFx-2.0 beyond advanced MCC.

Phase 1 Trial in Advanced, (Stage IIIC-IV) Cutaneous Melanoma

TuHURA has also conducted a Phase 1 trial at the Moffitt Cancer Center in seven (7) patients with advanced (Stage IIIc/IV) cutaneous melanoma, six (6) of whom were eligible for evaluation post-IFx-2.0 therapy. The primary objective of the trial was to determine the safety and tolerability of IFx-2.0 when administered intratumorally with up to three lesions injected at a single time point. Safety was evaluated for 28 days following IFx-2.0 administration. Secondary objectives included tumor shrinkage, transcriptomic, proteomic, humoral, and cellular immune response pre and post IFx-2.0 administration. IFx-2.0 was well tolerated. Mild pain and swelling among injected lesions were most common reported side effect < Grade 2 in severity. Four (4) of the six (6) patients exhibited primary resistance to, and failed checkpoint inhibitor trials prior to IFx-2.0. Following IFx-2.0 administration three (3) of four (4) patients subsequently responded to rechallenge with checkpoint inhibitor(s). One patient achieved stable disease (“SD”) and 2 experienced a partial response (“PR”). As of the last follow up responses are ongoing at 1337, 608, 313 days. Two (2) patients (SD and PR) underwent surgical resections following checkpoint inhibitor therapy. Immunologic profiling data (pre-and post-IFx-2.0) demonstrated a robust systemic immune response with (i) activation of tumor specific B cells with tumor specific IgM/IgG antibody production recognizing hundreds of previously unrecognized melanoma tumor neoepitopes and (ii) gene signature, consistent with innate response in injected lesions, a gene signature consistent with adaptive response in un-injected lesions as well as increased expression (up to 11 fold) of genes known to be predictive of response to checkpoint inhibitors following IFx-2.0 therapy but prior to checkpoint inhibitor rechallenge.

Planned IND-Enabling Studies for IFx-3.0 Next Generation mRNA vaccine

TuHURA is also developing a second personalized cancer vaccine candidate that incorporates its codon optimized mRNA into a lipid nanoparticle coupled to an antibody fragment called scFv targeting the CD22 receptor. CD22 is overexpressed on a variety of B cell cancers including aggressive lymphomas like diffuse large B cell lymphoma or DLBCL. Unlike IFx-2.0, which utilizes a proprietary pDNA for intratumoral administration, TuHURA is designing IFx-3.0 for intravenous (or autologous whole cell) administration. This is intended to allow extension of the company’s cancer vaccine candidates to tumors not accessible by injection, like blood-related cancers, and could result in eliciting a more potent immune response without the need for checkpoint inhibitors. The company has developed several proprietary, novel scFv sequences demonstrating high affinitiy and avidity for the human CD22 receptor. TuHURA is working with a contract development and manucturing organization on novel LNP’s with capability to preferentially target the spleen as a carrier for TuHURA’s mRNA cancer vaccine. The company expects to develop several anti-CD22 scFv conjugated mRNA LNP candidates for in vitro and in vivo characterization and select a lead candidate and initiate IND-enabling studies in Q4, 2024 with IND submission to start human clinical trials targeted by early 2026.

Single Chain Variable Fragment-Targeted Lipid Nanoparticle

GenVoy-ILM™
Ionizable Cationic lipid
Cholesterol
Helper lipid
Stabilizer
Human codon-optimized
emm55 mRNA
V_H
V_L
DSPE-PEG2000
Maleimide
100-200 nm

Source: Precision NanoSystems and TuHURA Biosciences

TBS-2025 Nal anti-TIGIT bifunctional ADC

TuHURA’s earlier stage discovery program focuses on further characterization of the Delta receptor on MDSCs and identifying additional small molecule Delta receptor inhibitors and to select a lead bifunctional ADC candidate for animal model testing. The company believes that its ADCs potentially represents a paradigm shift in that they are bifunctional, where the targeting moiety is a small molecule which, in addition to targeting the Delta receptor also inhibits its signal transduction, blocking MDSC production of multiple immune suppressing factors. In addition, unlike marketed ADCs, TuHURA’s payload is an immune effector like a checkpoint inhibitor or T cell activator such as anti-VISTA agent. Currently, TuHURA is examining as its first target indication Myelodysplastic Syndrome, or MDS, where both MDSCs and the immune checkpoint, TIGIT, are implicated in this preleukemic condition.

TBS-2025 is TuHURA’s proprietary bifunctional ADC in pre-development, which is being designed to target and block the Delta receptor on MDSCs localizing the anti-TIGIT checkpoint inhibitor in the tumor microenvironment. The company expects to investigate TBS-2025 in the treatment of MDS. MDS is a group of heterogeneous diseases with abnormal quality and quantity of blood cells. It originates from hematopoietic stem cell and is characterized by peripheral blood cytopenia, bone marrow dysfunctional hematopoiesis, and an increased risk of progression to acute myeloid leukemia (“AML”). The checkpoint, TIGIT, is highly expressed on NK and T cells where it is linked to disease progression and the immune escape of MDS. The high expression levels of TIGIT are associated with decreased Natural Killer (“NK”) and T cell function, and significantly lower secretions of immune activation factors. It is known that MDSCs play a central role in immune-surveillance suppression and disease progression in high risk MDS. Recent data demonstrates that MDSCs inhibit NK cells in MDS through the TIGIT pathway providing a scientific rationale for targeting MDSC function with the company’s Delta receptor inhibitor while blocking TIGIT’s effects on NK cell function. The company may also explore other checkpoint inhibitors like anti-VISTA or other approaches to T cell activation like OX40. The company plans on initiating IND-enabling studies in 2025 targeting a phase 1 trial in late 2026.

In addition to their role in MDS, MDSCs also play a role in AML. MDSCs are expanded in AML and contribute to tumor-related immunosuppression. Increased numbers of MDSCs in the peripheral blood of patients with AML correlates with poor outcome. OX40, a cell surface glycoprotein and member of the tumor necrosis factor (TNF) receptor family, is expressed by CD4 T cells and provides a costimulatory signal for T cell activation. Substantial surface expression of OX40 has been detected on malignant cells of AML patients and in the tumor microenvironment. A number of OX40 agonists are in clinical development. TuHURA believes targeting MDSCs with the company’s bifunctional ADC can provide multiple points of attack for treating AML.

Future Opportunities and Recent Developments

TuHURA plans to leverage its cancer vaccine and ADC technologies to pursue additional targets of interest. These include current indications in our pipeline as well as other targets that might be validated in the future.

Exclusivity and Right of First Offer Agreement

On July 3, 2024, TuHURA entered into an Exclusivity and Right of First Offer Agreement (the “Exclusivity Agreement”) with Kineta, Inc., a publicly traded Delaware corporation (“Kineta”). Under this agreement, Kineta granted to TuHURA an exclusive right to acquire Kineta’s worldwide patent rights, other intellectual property rights, and other rights and assets related to KVA12123, which is Kineta’s VISTA blocking immunotherapy. Such exclusive right commenced as of July 3, 2024 and generally continues through October 1, 2024, subject to extension at the option of TuHURA for up to 20 days. Under the terms of the Exclusivity Agreement, TuHURA paid Kineta a $5.0 million payment, and additional payments of up to $300,000 in the aggregate will become due if TuHURA exercises its extension rights (collectively, the “Exclusivity Payment”). The Exclusivity Payment will be credited against the initial cash consideration that may be payable to Kineta pursuant to any definitive agreement, if any, that TuHURA and Kintara enter into relating to the KVA12123 assets.

TuHURA July 2024 Private Placement

In connection with TuHURA’s entrance into the Exclusivity Agreement, on July 3, 2024, TuHURA completed a private placement of its common stock to an existing TuHURA investor under which the investor paid $5.0 million in exchange for 4,009,623 shares of TuHURA Common Stock and a 1.5% royalty participation right on certain future sales by TuHURA of products based on KVA12123. The proceeds received from this private placement were used to fund the Exclusivity Payment due to Kineta pursuant to the Exclusivity Agreement.

Market Opportunity

Checkpoint inhibitors dominate oncology sales and represent the most successful oncology drug commercial launches in oncology drug development. Since their commercial launch in 2014, sales of checkpoint inhibitors have grown at an impressive compounded annual growth rate with $29.9 billion in sales in 2020 reaching $37 billion in 2022, according to Precedence Research. By 2030 the market is expected to grow to over $148 billion in world wide sales, according to Precedence Research. The company believes that its two technology platforms have the potential to address both primary and acquired resistance, the two major limitations to checkpoint inhibitor and cellular therapies and as such represents a large market opportunity. While upward of 15% to 60% of patients will respond to first time treatment with checkpoint inhibitors, 40% to 85% will not. It is this population of patients with primary resistance to checkpoint inhibitors that the company believes represents the initial market opportunity for IFx-2.0. The biologic basis for primary resistance to checkpoint inhibitors is similar across various tumor types, predominately the lack of tumor infiltration with activated tumor specific T cells. The company believes that an agent that can overcome primary resistance to checkpoint inhibitors in one tumor type should overcome resistance in others, if not all, tumor types that exhibit primary resistance to them. The company’s initial strategy is to demonstrate the ability of IFx-2.0 to overcome primary resistance in the 50% of patients with advanced MCC receiving front line therapy with Keytruda® (pembrolizumab), the current standard of care, allowing more patients to achieve an anti-tumor response than with Keytruda® alone.

It is estimated by the American Cancer Society that there are approximately 2,000 patients in the U.S. diagnosed with MCC each year, and the standard of care for patients with the advanced for of the disease is front line therapy with a checkpoint inhibitor like Keytruda® (pembrolizumab). While the market size for an indication in MCC is relatively limited, given that the biologic basis for primary resistance to checkpoint inhibitors is common across many tumor types, the company believes the success of this clinical trial would increase the probability that IFx-2.0 would also be successful in a variety of tumor types. The company plans on testing IFx-2.0 in what is termed a “basket trial” which would enroll patients with tumor types that exhibit a high percentage of primary resistance to checkpoint inhibitors where no effective alternative therapy exists. If successful, the results from that clinical trial could allow IFx-2.0 to be used in a variety of tumor types that exhibit primary resistance to checkpoint inhibitors. Such an indication would be expected to expand the market application of IFx-2.0 significantly.

Among patients who initially respond to treatment with checkpoint inhibitors, almost all patients will ultimately develop acquired resistance where checkpoint inhibitors no longer work and the tumor recurs and/or progresses. While the cause of acquired resistance is multifactorial, a major contributor is MDSC-induced immunosuppression of the tumor microenvironment leading to T cell exhaustion and failure of checkpoint inhibitors or cellular therapies. The company’s initial strategy is to investigate its MDSC-targeted bifunctional ADCs in tumor types that initially responded to and subsequently progressed on or following checkpoint inhibitor therapy. If successful in overcoming acquired resistance to checkpoint inhibitors while potentially limiting their toxicity to non-tumor tissue, such an application would be expected to also represent a significant market opportunity.

TuHURA’s Manufacturing Strategy

TuHURA is working with a number of contract development and manufacturing contract organizations (CDMOs) to produce product candidate components, clinical trial material as well as cGMP drug substance and drug product and necessary validated analytical tests required for registration trials and commercial material. TuHURA may enter into development collaborations with large pharmaceutical or biotech companies where the company would look to its development partner to assume responsibility for product manufacturing and supply.

TuHURA, similar to most development stage biotechnology companies, utilizes CDMOs to make the emm55-pDNA, drug substance, and drug product. The emm55-pDNA utilizes a cationic polymer as a transfectant agent excipient and is mixed with dextrose at the site of administration. As is common practice for drug products requiring mixing at site of administration, the FDA requires standard mixing studies to be published in the pharmacy manual to guide correct process for constitution of the drug product prior to administration. In addition, the FDA requires potency assay(s) and stability assays among other standard processes to allow specifications from batch to batch to meet pre-specified agreed to assay parameters allowing product release for clinical trials. TuHURA, through its third party CDMOs, is in the process of completing development, qualification and validation of all such assays necessary for the production and release of drug product which meets cGMP requirements for use in its Phase 3 registration directed trial.

Intellectual Property

Intellectual property is of vital importance in TuHURA’s field and in biotechnology generally. The company seeks to protect and enhance proprietary technology, inventions, and improvements that are commercially important to the development of TuHURA’s—business by seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. TuHURA also seeks to rely on regulatory protection afforded through inclusion in expedited development and review, data exclusivity, market exclusivity and patent term extensions where available. TuHURA has sought patent protection in the United States and internationally related to its IFx-Hu2.0 platform technology as well as its IFx-Hu3.0 technology, and TuHURA licenses from third parties the patents and patent applications relating to its TME modulators technology.

TuHURA expects to file additional patent applications in support of current and new clinical candidates, as well as new platform and core technologies. TuHURA’s commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of TuHURA’s current and future product candidates and the methods used to develop and manufacture them, as well as successfully defending any such patents against third-party challenges and operating without infringing on the proprietary rights of others. TuHURA’s ability to stop third parties from making, using, selling, offering to sell or importing its product candidates will depend on the extent to which TuHURA hasrights under valid and enforceable patents or trade secrets that cover these activities.

The terms of individual patents depend upon the statutory term of the patents in the countries in which they are issued. In most countries in which TuHURA files, including the United States, the patent term is 20 years from the earliest filing of a non-provisional patent application. In the United States, a patent term may be lengthened by patent term adjustment (“PTA”), which compensates a patentee for administrative delays by the USPTO in examining and granting a patent. Conversely, a patent term may be shortened if a patent is terminally disclaimed over an earlier filed patent. In the United States, the term of a patent that covers an FDA-approved drug may also be eligible for extension, which permits patent term restoration to account for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the subject drug candidate is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions to extend the term of a patent that covers an approved drug are available in Europe and other foreign jurisdictions. In the future, if and when TuHURA’s products receive FDA approval, TuHURA expectsto apply for patent term extensions on patents covering those products. TuHURA plans to seek patent term extensions to any issued patents TuHURA may obtain in any jurisdiction where such patent term extensions are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with TuHURA’s assessment that such extensions should be granted, and if granted, the length of such extensions.

In some instances, TuHURA has submitted and expects to submit patent applications directly to the USPTO as provisional patent applications. Corresponding non-provisional patent applications must be filed not later than 12 months after the provisional application filing date. While TuHURA intends to timely file non-provisional patent applications relating to TuHURA’s provisional patent applications, TuHURA cannot predict whether any such patent applications will result in the issuance of patents that provide TuHURA with any competitive advantage.

TuHURA expects to file U.S. non-provisional applications and Patent Cooperation Treaty, or PCT, applications that claim the benefit of the priority date of earlier filed provisional applications, when applicable. The PCT system allows a single application to be filed within 12 months of the original priority date of the patent application and to designate all of the PCT member states in which national patent applications can later be pursued based on the international patent application filed under the PCT. A designated authority performs an initial search and issues a non-binding opinion as to the patentability of the subject matter. The opinion may be used to evaluate the chances of success of national phase applications in various jurisdictions, thereby informing the development of a global filing strategy.

Although a PCT application does not itself issue as a patent, it allows the applicant to conveniently file applications in any of the member states through national-phase applications. At the end of a period of 30-31 months from the earliest priority date of the patent application (varies by jurisdiction), individual applications can be filed in any of the PCT member states/regions. Use of the PCT system is more cost-effective than direct foreign filings and permits applicants greater flexibility with respect to budgeting and the selection of foreign jurisdictions.

For all patent applications, TuHURA determines claiming strategy on a case-by-case basis. Advice of counsel and TuHURA’s business model and needs are always considered. TuHURA seeks to file patents containing claims for protection of all useful applications of TuHURA’s proprietary technologies and any products, as well as all new applications and/or uses TuHURA discovers for existing technologies and products, assuming these are strategically valuable. TuHURA continuously reassess the number and type of patent applications, as well as the pending and issued patent claims to pursue maximum coverage and value for TuHURA’s processes, and compositions, given existing patent office rules and regulations. Further, claims may be modified during patent prosecution to meet TuHURA’s intellectual property and business needs.

TuHURA recognizes that the ability to obtain patent protection and the degree of such protection depends on a number of factors, including the extent of the prior art, the novelty and non-obviousness of the invention, and the ability to satisfy the enablement requirement of the patent laws. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted or further altered even after patent issuance. Consequently, TuHURA may not obtain or maintain adequate patent protection for any of TuHURA’s future product candidates or for TuHURA’s technology platform. TuHURA cannot predict whether the patent applications it is currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that TuHURA holds may be challenged, circumvented or invalidated by third parties.

The patent positions of biotechnology companies are generally uncertain and involve complex legal, scientific and factual questions. TuHURA’s commercial success will also depend in part on not infringing upon the proprietary rights of third parties. Third-party patents could require TuHURA to alter its development or commercial strategies, or TuHURA’s products or processes, obtain licenses or cease certain activities. TuHURA’s breach of any license agreements or its failure to obtain a license to proprietary rights required to develop or commercialize TuHURA’s future products may have a material adverse impact on the company.

If third parties prepare and file patent applications in the United States that also claim technology to which TuHURA has rights, TuHURA may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention. For more information, see “Risk Factors — Risks Related to Intellectual Property.”

When available to expand market exclusivity, TuHURA’s strategy is to obtain, or license additional intellectual property related to current or contemplated development platforms, core elements of technology and/or clinical candidates.

Company-owned Intellectual Property

As of August 1, 2024, TuHURA had 33 issued patents over 13 jurisdictions, and 9 pending applications (2 U.S. utility patent applications and 7 foreign patent applications). Most of such patents and patent applications relate to TuHURA’s IFx technology platform. The following is a summary of TuHURA’s issued patents and pending patent applications as of March 31, 2024 by patent family.

Patent Family	Description	Application/ Publication/ Patent Number	Filing Date	Issue Date/Status	Earliest Expected Expiration Date	Type of Patent Protection
DNA Vector and Transformed Tumor Cell Vaccines	Whole cell and DNA cancer vaccines	PCT/US2015/018688 (WO 2015/134577) US 9,555,088 US 9,839,680 US 10,391,158 US 10,751,400	03/04/2015 07/07/2016 01/30/2017 12/11/2017 08/26/2019	Nationalized in CH, DE, DK, EP, FR, GB, HK, IE, NL, NO, SE, US Issued 01/31/2017 Issued 12/12/2017 Issued 08/27/2019 Issued 08/25/2020	3/4/2035 3/4/2035 3/4/2035 3/4/2035 3/4/2035	Use Composition Composition Use

Cancer Vaccine Comprising mRNA Encoding a M-Like-Protein	Next generation cancer vaccine using mRNA encoding a bacterial antigen to prime anti-cancer immune responses	PCT/US2016/033235 (WO 2016/187407) US 9,636,388 US 10,682,401 US 18/060,605	05/19/2016 07/28/2016 05/01/2017 12/01/2022	Nationalized in AU, CA, CH, CN, DE, DK, EP, FR, GB, HK, IE, JP, NL, NO, SE, US Issued 05/02/2017 Issued 06/16/2020 pending	5/19/2036 5/19/2036 5/19/2036 5/19/2036	Use Composition Composition/ use

Modified mRNA for Multicell Transformation	Next generation cancer vaccine using mRNA encoding a bacterial antigen to prime anti-cancer immune responses	PCT/US2021/031204 (WO 2021/226413)	5/7/2021	Nationalized in CN, JP, CA, IN, AU, EP, KR To be filed in HK	5/7/2041

Exosome Delivery of Cancer Therapeutics	Production and use of exosome preparations to systemically deliver pDNA and/or mRNA to tumors	US 18/055,724 (US 2023-0183690)	11/15/2022	Published/pending		Composition/ use

Licensed Intellectual Property Rights Relating to Delta Receptor Technology

TuHURA licenses the intellectual property rights relating to itsTME modulator technology platform under exclusive license agreements with H. Lee Moffitt Cancer Center and Research Institute (“Moffitt Cancer Center”) and the West Virginia University Research Corporation (“WVURC”). In particular, TuHURA is a party to a March 2019 Exclusive License Agreement with Moffitt Cancer Center under which, as amended, we license patent rights co-owned by Moffitt and University of South Florida relating to ADCs for immunotherapy and Delta receptor targeted agents for molecular imaging and immunotherapy of lung cancer. TuHURA is a party to a second Exclusive License Agreement entered into in April 2021 under which, as amended, we license Moffitt’s interest in certain patent rights relating to the applicability of TuHURA’s Delta receptor technology to the tumor microenvironment (these patent rights are co-owned by Moffitt and us). TuHURA is a party to a September 2022 Restated and Amended Exclusive License Agreement with WVURC pursuant to which TuHURA licenses from WVURC certain patent rights (including WVURC’s rights under one patent that is jointly owned by WVURC and the company) relating to Delta receptor targeted agents for molecular imaging and cancer immunotherapy. These license agreements were originally entered into with Moffitt and WVURC by TuHURA Biopharma, Inc. (“TuHURA Biopharma”), which assigned its interest under the agreements to TuHURA as a part of the acquisition of certain TuHURA Biopharma assets in January 2023. The following are summaries of the material terms of these license agreements:

2019 License Agreement with Moffitt Cancer Center

In March 2019, TuHURA Biopharma, as predecessor in interest to the company, entered into an Exclusive License Agreement with Moffitt Cancer Center, which agreement was amended in September 2019, April 2021 and August 2022 (as amended, the “2019 Moffitt Agreement”), for the worldwide, exclusive license of patents for the development, commercialization and marketing of products derived from Moffitt’s rights to patents entitled “Conjugates for Immunotherapy” and “A Delta-Opioid Receptor Targeted Agent For Molecular Imaging And Immunotherapy Of Lung Cancer” (the “2019 Moffitt Licensed Patents”). The exclusive nature of the granted licenses are subject to customary reservations by Moffitt for non-commercial research, development, and academic purposes. The licenses granted by Moffitt are sublicensable by TuHURA to affiliates and third parties, subject to certain requirements, including providing Moffitt with a copy of each executed sublicense agreement and ensuring that the sublicensee complies with the terms of the 2019 Moffitt Agreement.

Pursuant to the terms of the 2019 Moffitt Agreement, in partial consideration of Moffitt’s grant of the rights and licenses, TuHURA Biopharma paid to Moffitt one-time, non-refundable license issue fees of $100,000 and $30,000. Additionally, TuHURA Biopharma issued shares of its common stock to Moffitt as additional consideration, which were exchanged for 818,319 shares of the company’s common stock as a part of the TuHURA Biopharma asset acquisitionThe company is obligated to pay Moffitt an annual license maintenance fee not in excess of $50,000 per year until annual minimum royalty payments commence following commercial sales of licensed products.

Also under the 2019 Moffit Agreement, TuHURA is required to make the following additional payments:

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Various milestone royalty payments based on specified development, approval, commercialization, and sales milestones, which payments range from $150,000 to $400,000 for milestones relating to the commencement of clinical trials up to $3.0 million to $5.0 million based on sales thresholds in excess of $1.0 billion in sales; and

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Running royalties based on net sales of licensed products with a royalty percentage in the middle-single digit and with escalating minimum annual royalties that do not exceed $0.5 million per year; and

•	Payment of all patent prosecution and maintenance costs and fees for the licensed patents.

The term of the 2019 Moffitt Agreement will be until the later of (i) the date on which the last of the licensed patents expire, or (ii) twenty (20) years after the date of the 2019 Moffitt Agreement. TuHURA may unilaterally terminate the 2019 Moffitt Agreement at any time on six (6) months’ notice to Moffitt, provided that all payments due by TuHURA at that time have been made through the effective date of termination. Additionally, TuHURA may terminate the agreement with written notice to Moffitt in the event Moffitt commits a material breach and such breach is not cured within sixty (60) days following Moffitt’s receipt of such notice. Moffitt has the right to terminate, or convert all exclusive licenses to nonexclusive licenses in the event TuHURA: (x) fails to make payments due under the agreement within thirty (30) days following notice from Moffitt; (y) commits a material breach that is not cured, or capable of being cured, within sixty (60) days after receipt of notice from Moffitt; (z) or challenges the validity of any of the 2019 Moffitt Licensed Patents before a court or other administrative agency in any jurisdiction. Upon any termination prior to the expiration of the agreement for any reason, all licenses and rights granted pursuant to the agreement will automatically terminate. At the request of Moffitt, TuHURA is obligated to provide all materials, clinical results, regulatory submissions, registrations and any other related filings for the 2019 Moffitt Licensed Patents, and all data used to support the same, to Moffitt.

2021 License Agreement with Moffitt Cancer Center

In April 2021, TuHURA Biopharma, as predecessor in interest to the company, entered into an Exclusive License Agreement with Moffitt, which agreement was amended in August 2022 (collectively, the “2021 Moffitt Agreement”), for the worldwide, exclusive, license to Moffitt’s rights under a jointly-owned patent entitled

“Delta Opioid Receptor Antagonist Reprogram Immunosuppressive Microenvironment to Boost Immunotherapy” (the “2021 Moffitt Licensed Patent”) for the development, commercialization and marketing of products from covered claims of the 2021 Moffitt Licensed Patent. The exclusive nature of the licenses granted are subject to customary reservations by Moffitt for non-commercial research, development, and academic purposes. The licenses granted by Moffitt are sublicensable by the company to affiliates and third parties, subject to certain requirements, including providing Moffitt with a copy of each executed sublicense agreement, and ensuring that the sublicensee comply with the terms of the 2021 Moffitt Agreement.

Pursuant to the terms of the 2021 Moffitt Agreement, in partial consideration of Moffitt’s grant of the rights and licenses, TuHURA paid to Moffitt a one-time, non-refundable license issue fee of $12,500. Additionally, TuHURA Biopharma issued shares of its common stock to Moffitt as additional consideration, which were exchanged for 1,092,591 shares of the company’s common stock as a part of the TuHURA Biopharma asset acquisition. TuHURA is obligated to pay Moffitt an annual license maintenance fee not in excess of $25,000 per year until annual minimum royalty payments commence following commercial sales of licensed products.

TuHURA is also required to make the following additional payments:

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Various milestone royalty payments based on specified development, approval, commercialization, and sales milestones, which payments range from $37,500 to $100,000 for milestones relating to the commencement of clinical trials up to $750,000 to $1.25 million based on sales thresholds in excess of $1.0 billion in sales; and

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Running royalties based on net sales of licensed products with a royalty percentage in the middle-single digit and with escalating minimum annual royalties that do not exceed $0.1 million per year; and

•	Payment of all patent prosecution and maintenance costs and fees for the licensed patents.

The term of the 2021 Moffitt Agreement will be until the later of (i) the date on which the last of the patents expire, or (ii) twenty (20) years after the date of the 2021 Moffitt Agreement. TuHURA may unilaterally terminate the 2021 Moffitt Agreement at any time on six (6) months’ notice to Moffitt, provided that all payments due by TuHURA at that time have been made through the effective date of termination. Additionally, TuHURA may terminate the agreement with written notice to Moffitt in the event Moffitt commits a material breach and such breach is not cured within sixty (60) days following Moffitt’s receipt of such notice. Moffitt has the right to terminate, or convert all exclusive licenses to nonexclusive licenses in the event we: (x) fail to make payments due under the agreement within thirty (30) days following notice from Moffitt; (y) commit a material breach that is not cured, or capable of being cured, within sixty (60) days after receipt of notice from Moffitt; (z) or challenge the validity of any of the 2021 Moffitt Licensed Patent before a court or other administrative agency in any jurisdiction. Upon any termination prior to the expiration of the agreement for any reason, all licenses and rights granted pursuant to the agreement will automatically terminate. At the request of Moffitt, TuHURA is obligated to provide all materials, clinical results, regulatory submissions, registrations and any other related filings for the 2021 Moffitt Licensed Patent, and all data used to support the same, to Moffitt.

License Agreement with West Virginia University Research Corporation

In January 2023 but with an effective date of September 2022, TuHURA Biopharma, as predecessor in interest of the company, entered into a Restated and Amended Exclusive License Agreement with WVURC (the “WVU Agreement”), which terminated and replaced the prior agreement between WVURC and TuHURA Biopharma. The WVU Agreement provides for the exclusive commercialization rights relating to Delta receptor targeted agents for WVURC patent rights relating to molecular imaging and cancer immunotherapies (the “WVU Patents”). Under the WVU Agreement, among other rights, WVURC granted TuHURA a worldwide, exclusive right, with limited sublicense rights, to develop and commercialize the WVU Patents in accordance with the milestone schedule therein.

As partial consideration for the rights granted under the WVU Agreement, TuHURA Biopharma previously paid a non-refundable, upfront fee of $50,000. Under the terms of the WVU Agreement, TuHURA is required to pay WVURC a tiered running royalty in the low-to-mid single digit percentages based on levels of net sales of licensed products, including the net sales of sublicensees, with customary anti-stacking provisions. TuHURA is also required to pay annual fees of $30,000 or less and is required to fund all patent prosecution and maintenance costs and fees for the licensed patents.

The term of the WVU Agreement will expire on the later of: (i) the expiration of the date of the last to expire of the WVU Patents or (ii) twenty (20) years from the first commercial sale of a licensed product derived from the WVU Patents, unless earlier terminated pursuant to its terms. TuHURA may unilaterally terminate the WVU Agreement upon written notice to WVURC at any time on six (6) months’ notice to WVURC, provided that all payments due by TuHURA at that time have been made through the effective date of termination. Additionally, TuHURA may terminate the agreement with written notice to WVURC in the event WVURC commits a material breach and such breach is not cured within sixty (60) days following WVURC’s receipt of such notice. WVURC has the right to terminate, or convert all exclusive licenses to nonexclusive licenses in the event TuHURA fails to make payments due under the agreement within thirty (30) days following notice from WVURC; commits a material breach that is not cured, or capable of being cured, within ninety (90) days after receipt of notice from WVURC; or challenges the validity of any of the WVU Patents before a court or other administrative agency in any jurisdiction. Upon any termination prior to the expiration of the WVU Agreement for any reason, all licenses and rights granted pursuant to the agreement will automatically terminate.

The following is a summary of the patent rights licensed from Moffitt Cancer Center and WVURC:

Patent Family	Description	Application/ Publication/ Patent Number	Filing Date	Issue Date/ Status	Earliest Expected Expiration Date	Type of Patent Protection
DNA Vector and Transformed Tumor Cell Vaccines	Whole cell and DNA cancer vaccines	PCT/US2015/018688 (WO 2015/134577) US 9,555,088 US 9,839,680 US 10,391,158 US 10,751,400	03/04/2015 07/07/2016 01/30/2017 12/11/2017 08/26/2019	Nationalized in CH, DE, DK, EP, FR, GB, HK, IE, NL, NO, SE, US Issued 01/31/2017 Issued 12/12/2017 Issued 08/27/2019 Issued 08/25/2020	3/4/2035 3/4/2035 3/4/2035 3/4/2035 3/4/2035	Use Composition Composition Use

Cancer Vaccine Comprising mRNA Encoding a M-Like-Protein	Next generation cancer vaccine using mRNA encoding a bacterial antigen to prime anti-cancer immune responses	PCT/US2016/033235 (WO 2016/187407) US 9,636,388 US 10,682,401 US 18/060,605	05/19/2016 07/28/2016 05/01/2017 12/01/2022	Nationalized in AU, CA, CH, CN, DE, DK, EP, FR, GB, HK, IE, JP, NL, NO, SE, US Issued 05/02/2017 Issued 06/16/2020 pending	5/19/2036 5/19/2036 5/19/2036 5/19/2036	Use Composition Composition/ use

Modified mRNA for Multicell Transformation	Next generation cancer vaccine using mRNA encoding a bacterial antigen to prime anti-cancer immune responses	PCT/US2021/031204 (WO 2021/226413)	5/7/2021	Nationalized in CN, JP, CA, IN, AU, EP, KR To be filed in HK	5/7/2041
Exosome Delivery of Cancer Therapeutics	Production and use of exosome preparations to systemically deliver pDNA and/or mRNA to tumors	US 18/055,724 (US 2023-0183690)	11/15/2022	Published/pending		Composition/ use

Employees and Human Capital Resources

As of August 1, 2024, TuHURA had 15 full-time employees and no part-time employees. Of these employees, 13 were engaged in research and development activities. Substantially all of TuHURA’s employees are based in Tampa, Florida. None of TuHURA’s employees are represented by labor unions or covered by collective bargaining agreements. TuHURA considers its relationship with its employees to be good.

TuHURA’s human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating TuHURA’s existing and new employees, advisors and consultants. The principal purposes of TuHURA’s equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of the company by motivating such individuals to perform to the best of their abilities and achieve its objectives.

Government Regulation and Product Approval

Therapeutic products are subject to rigorous regulation by the FDA and other governmental agency regulations in the United States and in foreign countries. Noncompliance with applicable requirements can result in import detentions, fines, civil penalties, injunctions, suspensions or losses of regulatory approvals or licenses, recall or seizure of products, operating restrictions, denial of export applications, governmental prohibitions on entering into supply contracts, and criminal prosecution. Failure to obtain regulatory approvals or the restriction, suspension or revocation of regulatory approvals or licenses, as well as any other failure to comply with regulatory requirements, would have a material adverse effect on TuHURA’s business, financial condition and results of operations. In connection with therapeutic approval, TuHURA will have to comply with the many requirements associated with preclinical and clinical trials, the FDA application process, the terms of any pre-certification protocols and agreements, FDA manufacturing requirements for investigational products, and testing. Upon approval of a Biologics License Application, or BLA and similar approvals in other jurisdictions, there will be additional regulation relating to the packaging, distribution, marking, marketing and claims of TuHURA’s potential products. These later regulations are not only found in federal regulation but many states and, of course, foreign countries.

The U.S. FDA Process

The FDA regulates the clinical testing and design of therapeutics to ensure that medical products distributed in the United States are safe and effective for their intended uses. The application process for a new therapeutic is highly regulated.

As a biopharmaceutical company that operates in the United States, TuHURA is subject to extensive regulation by relevant authorities. TuHURA’s potential products will be regulated as biologics. With this classification, commercial production of its potential products will need to occur in registered and licensed facilities in compliance with current good manufacturing practices (cGMP) established by the FDA for biologics. The FDA categorizes human cell- or tissue-based products as either minimally manipulated or more than minimally manipulated, and has determined that more than minimally manipulated products require clinical trials to demonstrate product safety and efficacy and the submission of a BLA for marketing authorization.

Government authorities in the United States (at the federal, state and local levels) and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of biopharmaceutical products such as those TuHURA is developing. TuHURA’s candidates must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in a foreign country. Generally, TuHURA’s activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in Europe are addressed in a centralized way, but country-specific regulation remains essential in many respects. The process for obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Product Development Process

In the United States, the FDA regulates pharmaceutical and biological products under the Federal Food, Drug, and Cosmetic Act, or FDCA, the Public Health Service Act, or PHSA, and their respective implementing regulations. Products are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on the company. The FDA has limited experience with commercial development of T cell therapies for cancer, including direct-injectable technologies such as AIM INJ. The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

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completion of nonclinical laboratory tests and animal studies according to Good Laboratory Practices, or GLPs, and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an investigational new drug, or IND, application, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, or ethics committee at each clinical trial site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as Good Clinical Practice, or GCP, and any additional requirements for the protection of human research patients and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;

•	submission to the FDA of a BLA for marketing approval that includes substantive evidence of safety, purity, and potency from results of nonclinical testing and clinical trials;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with cGMP to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity and, if applicable, the FDA’s current Good Tissue Practices, or cGTPs, for the use of human cellular and tissue products;

•	potential FDA audit of the trial and clinical trial sites that generated the data in support of the BLA; and

•	FDA review and approval, or licensure, of the BLA.

Preclinical studies

Before testing any biological product candidate, including TuHURA’s drug candidates, in humans, the drug candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the drug candidate. The conduct of the preclinical tests must comply with federal regulations and requirements, including GLP. The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. An IND is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before human clinical trials may begin.

Human clinical trials in support of a BLA

Clinical trials involve the administration of the biological product candidate to human research subjects under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a biological product candidate at any time before or during a clinical trial due to safety concerns or non-compliance. If the FDA imposes a clinical hold, the trial may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, TuHURA cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin or that, once begun, issues will not arise that suspend or terminate such trials.

Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research patients provide informed consent. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent form that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Clinical trials also must be reviewed by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment.

Information about certain clinical trials, including details of the protocol and eventually study results, also must be submitted within specific timeframes to the National Institutes of Health for public dissemination on the ClinicalTrials.gov data registry. Information related to the investigational product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in some cases for up to two years after the date of completion of the trial.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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phase 1. The product candidate is initially introduced into human subjects to test for safety, dosage tolerance, absorption, metabolism, distribution and excretion. The initial human testing is often conducted in patients, rather than in healthy volunteers, in the case of products for severe or life-threatening diseases.

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phase 2. The biological product is evaluated in a limited patient population to identify possible safety risks (adverse effects), optimize dosing and preliminarily evaluate the efficacy of the product for specific targeted diseases.

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phase 3. Clinical trials are undertaken in an expanded patient population to further evaluate dosage, clinical efficacy, and safety, often at geographically dispersed trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the product and provide, if appropriate, an adequate basis for product labeling. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval clinical trials, sometimes referred to as phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. In certain instances, the FDA may mandate the performance of phase 4 clinical trials as a condition of approval of a BLA.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events, or SAEs, occur. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the clinical protocol, GCP, or other IRB requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor known as the data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints.

During the development of a new drug or biological product, sponsors have the opportunity to meet with the FDA at certain points, including prior to submission of an IND, at the end of phase 2, and before submission of a BLA. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the end of phase 2 meeting to discuss their phase 2 clinical results with the agency and to present their plans for the pivotal phase 3 studies that they believe will support approval of the new drug or biological product.

Human immunotherapy products are a new category of therapeutics. Because this is a relatively new and expanding area of novel therapeutic interventions, there can be no assurance as to the length of the trial period, the number of patients the FDA will require to be enrolled in the trials in order to establish the safety, efficacy, purity and potency of immunotherapy products, or that the data generated in these trials will be acceptable to the FDA to support marketing approval.

Concurrently with clinical trials, companies usually complete additional studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological drug candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, along with information relating to the product’s chemistry, manufacturing, and controls and proposed labeling, are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. A BLA in particular must contain proof of the biological product candidate’s safety, purity, potency and efficacy for its proposed indication or indications. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Under the Prescription Drug User Fee Act, as amended, or PDUFA, each BLA must be accompanied by a significant user fee, and the sponsor of an approved BLA is also subject to an annual program fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

According to the goals and policies for original BLAs agreed to by the FDA under PDUFA, the FDA has ten months from the accepted for filing date in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for an application with priority review. For all BLAs, the ten and six-month time periods run from the filing date; for all other original applications, the ten and six-month time periods run from the submission date. Despite these review goals, it is not uncommon for FDA review of a BLA to extend beyond the goal date.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, potent, and/or effective for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. Most such applications are meant to be reviewed within ten months from the date it is accepted for filing, and most applications for “priority review” products are meant to be reviewed within six months from the date the application is accepted for filing. The review process may be extended by the FDA for three additional months to consider new information or in the case of a clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making final decisions on approval. The FDA likely will re-analyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, if it determines that a REMS is necessary to ensure that the benefits of the drug outweigh its risks and to assure the safe use of the drug or biological product. The REMS could include medication guides, physician communication plans, assessment plans and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools. The FDA determines the requirement for a REMS, as well as the specific REMS provisions, on a case-by-case basis. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve a BLA without a REMS, if required.

Before approving a BLA, the FDA will typically conduct a pre-approval inspection of the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. For immunotherapy products, the FDA also will not approve the product if the manufacturer is not in compliance with the cGTPs, to the extent applicable. These are FDA regulations and guidance documents that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue based products (HCT/Ps), which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the cGTP requirements is to ensure that cellular tissue-based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP, cGTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

In addition, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. A sponsor who is planning to submit a marketing application for a product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration is required to submit an initial Pediatric Study Plan, or iPSP, within sixty days of an end-of-phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the phase 3 or phase 2/3 clinical trial. The iPSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including trial objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the iPSP. A sponsor can submit amendments to an agreed upon iPSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials or other clinical development programs. Unless otherwise required by regulation, the PREA does not apply to any product for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval or may require additional clinical or other data and information. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than TuHURA interprets the same data. On the basis of the FDA’s evaluation of the BLA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue either an approval letter or a Complete Response Letter, or CRL. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A CRL indicates that the review cycle of the application is complete and the application will not be approved in its present form. A CRL generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. The CRL may require additional clinical or other data, additional pivotal phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a CRL is issued, the applicant may choose to either resubmit the BLA addressing all of the deficiencies identified in the letter, or withdraw the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in response to an issued CRL in either two or six months depending on the type of information included. Even with the submission of this additional information, however, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If a product receives regulatory approval from the FDA, the approval is limited to the conditions of use (e.g., patient population, indication) described in the application. Further, depending on the specific risk(s) to be addressed, the FDA may require that contraindications, warnings or precautions be included in the product labeling, require that post-approval trials, including phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing trials or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Fast Track, Breakthrough Therapy and Priority Review Designations

The FDA is authorized to designate certain products for expedited development or review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include fast track designation, Breakthrough Therapy Designation and priority review designation and regenerative medicine advanced therapy designation.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need by providing a therapy where none exists or a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides opportunities for more frequent interactions with the FDA review team to expedite development and review of the product. The FDA may also review sections of the BLA for a fast track product on a rolling basis before the complete application is submitted, if the sponsor and the FDA agree on a schedule for the submission of the application sections and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA. In addition, fast track designation may be withdrawn by the sponsor or rescinded by the FDA if the designation is no longer supported by data emerging from the clinical trial process.

In addition, with the enactment of FDASIA in 2012, Congress created a new regulatory program for product candidates designated by FDA as “breakthrough therapies” upon a request made by the IND sponsors. A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs or biologics designated as breakthrough therapies are also eligible for accelerated approval of their respective marketing applications. The FDA must take certain actions with respect to breakthrough therapies, such as holding timely meetings with and providing advice to the product sponsor, which are intended to expedite the development and review of an application for approval of a breakthrough therapy.

Finally, the FDA may designate a product for priority review if it is a drug or biologic that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines at the time that the marketing application is submitted, on a case-by-case basis, whether the proposed drug represents a significant improvement in treatment, prevention or diagnosis of disease when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months for an original BLA from the date of filing.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Furthermore, fast track designation, breakthrough therapy designation and priority review do not change the standards for approval and may not ultimately expedite the development or approval process.

As part of the 21st Century Cures Act, congress created an accelerated approval pathway for regenerative medicine advanced therapies, or RMATs, which includes therapeutic tissue engineered products, human cell and tissue products, cell therapies and combination products using any such therapies. The program is intended to facilitate expedited development and review of RMATs intended to address serious diseases or conditions.

A sponsor may request a RMAT designation from the FDA concurrently with or any time after the IND submission. The FDA has 60 calendar days to determine if the drug product meets the required criteria. Preliminary clinical evidence that the product has the potential to address a serious unmet need or condition is expected, is not required to indicate that the drug product may offer significant improvement over current therapies. The RMAT designation provides the same benefits of the fast track and breakthrough designation programs and programs may be eligible for priority review. Products with the RMAT designation may also be eligible for accelerated approval if pre-agreed criteria are met.

Accelerated Approval Pathway

In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval from the FDA and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a drug or biologic when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform post-marketing clinical trials to verify and describe the predicted effect on IMM or other clinical endpoint, and the product may be subject to expedited withdrawal procedures. Drugs and biologics granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval when the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate long-term clinical benefit of a drug.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a drug, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. For example, accelerated approval has been used extensively in the development and approval of drugs for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large clinical trials to demonstrate a clinical or survival benefit.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to confirm the predicted clinical benefit of the product during post-marketing studies, would allow the FDA to withdraw approval of the drug. All promotional materials for product candidates being considered and approved under the accelerated approval program are subject to prior review by the FDA.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use will be disclosed publicly by the FDA; the posting will also indicate whether the drug or biologic is no longer designated as an orphan drug. More than one product candidate may receive an orphan drug designation for the same indication. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to seven years of orphan product exclusivity. During the seven-year exclusivity period, the FDA may not approve any other applications to market a product containing the same active moiety for the same disease, except in very limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. A product is clinically superior if it is safer, more effective or makes a major contribution to patient care. Thus, orphan drug exclusivity could block the approval of one of TuHURA’s potential products for seven years if a competitor obtains approval of the same product as defined by the FDA and TuHURA is not able to show the clinical superiority of its product candidate or if its product candidate’s indication is determined to be contained within the competitor’s product orphan indication. In addition, the FDA will not recognize orphan drug exclusivity if a sponsor fails to demonstrate upon approval that the product is clinically superior to a previously approved product containing the same active moiety for the same orphan condition, regardless of whether or not the approved product was designated an orphan drug or had orphan drug exclusivity.

Patent Term Restoration

Depending upon the timing, duration and specifics of FDA approval of TuHURA’s biological products, some of TuHURA’s US patents may be eligible for limited patent term extension. These patent term extensions permit a patent restoration term of up to five years as compensation for any patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of a BLA, plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biological product is eligible for the extension, and the extension must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Pediatric Exclusivity

Pediatric exclusivity is a type of non-patent marketing exclusivity available in the United States and, if granted, it provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity or listed patents. This six-month exclusivity may be granted if a sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application. The issuance of a Written Request does not require the sponsor to undertake the described studies.

Reference Product Exclusivity for Biological Products

In March 2010, the Patient Protection and Affordable Care Act was enacted in the United States and included the Biologics Price Competition and Innovation Act of 2009, or the BPCIA. The BPCIA amended the PHSA to create an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. To date, the FDA has approved a number of biosimilars, and numerous biosimilars have been approved in Europe. The FDA has also issued several guidance documents outlining its approach to reviewing and approving biosimilars and interchangeable biosimilars.

A biosimilar product is defined as one that is highly similar to a reference product notwithstanding minor differences in clinically inactive components and for which there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity and potency of the product. An interchangeable product is a biosimilar product that can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch. Upon licensure by the FDA, an interchangeable biosimilar may be substituted for the reference product without the intervention of the health care provider who prescribed the reference product.

The biosimilar applicant must demonstrate that the product is biosimilar based on data from (i) analytical studies showing that the biosimilar product is highly similar to the reference product; (ii) animal studies (including toxicity); and (iii) one or more clinical studies to demonstrate safety, purity and potency in one or more appropriate conditions of use for which the reference product is approved. In addition, the applicant must show that the biosimilar and reference products have the same mechanism of action for the conditions of use on the label, route of administration, dosage and strength, and the production facility must meet standards designed to assure product safety, purity and potency.

A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the first approved interchangeable biologic product to a reference product will be granted an exclusivity period of up to one year after it is first commercially marketed. If pediatric studies are performed and accepted by the FDA as responsive to a Written Request, the 12-year exclusivity period will be extended for an additional six months. In addition, the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a supplement for the reference product for a subsequent application filed by the same sponsor or manufacturer of the reference product (or licensor, predecessor in interest or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

The BPCIA is complex and is still being interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation and meaning of the BPCIA is subject to continued uncertainty.

Post-Approval Requirements

Any potential products for which TuHURA receives FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as off-label use), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available products for off-label uses, if the physicians deem to be appropriate in their professional medical judgment, it is FDA’s position that manufacturers may not market or promote such off-label uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. If there are any modifications to the product, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or a supplement, which may require the applicant to develop additional data or conduct additional preclinical studies and clinical trials. The FDA may also place other conditions on approvals including the requirement for a REMS to assure the safe use of the product. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval to ensure the quality and long-term stability of the product. TuHURA expects to rely on third parties for the production of clinical and commercial quantities of TuHURA’s potential products in accordance with cGMP regulations. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. The manufacturing facilities for TuHURA’s product candidates must meet cGMP requirements and satisfy the FDA or comparable foreign regulatory authorities before any product is approved and TuHURA’s commercial products can be manufactured. TuHURA relies , and expects to continue to rely, on third parties for the production of clinical and commercial quantities of TuHURA’s products in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Future inspections by the FDA and other regulatory agencies may identify compliance issues at the facilities of TuHURA’s CMOs that may disrupt production or distribution or require substantial resources to correct. In addition, the discovery of conditions that violate these rules, including failure to conform to cGMP regulations, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including, among other things, voluntary recall and regulatory sanctions as described below.

Once an approval of a drug is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or other enforcement-related letters or clinical holds on post-approval clinical trials;

•	refusal of the FDA to approve pending BLAs or supplements to approved BLAs, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	injunctions or the imposition of civil or criminal penalties; and

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consent decrees, corporate integrity agreements, debarment, or exclusion from federal health care programs; or mandated modification of promotional materials and labeling and the issuance of corrective information.

In addition, the Drug Supply Chain Security Act, or DSCSA, was enacted with the aim of building an electronic system to identify and trace certain prescription drugs distributed in the United States, including most biological products. The DSCSA mandates phased-in and resource-intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers over a 10-year period that has been extended an additional year to be implemented in November 2024. From time to time, new legislation and regulations may be implemented that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. It is impossible to predict whether further legislative or regulatory changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

Regulation Outside of the United States

In addition to regulations within the United States, TuHURA will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of TuHURA’s products outside of the United States. Whether or not TuHURA obtains FDA approval for a product candidate, TuHURA must obtain approval by the comparable regulatory authorities of foreign countries or economic areas, such as the 27-member European Union, before TuHURA may commence clinical trials or market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly between countries and jurisdictions and can involve additional testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

European Union drug development, review and approval

In the European Union, TuHURA’s product candidates also may be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained. Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls.

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on GCP, and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the European Union. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an IMPD (the Common Technical Document) with supporting information prescribed by Directive.

2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents. All suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the competent national authority and the Ethics Committee of the Member State where they occurred.

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation) was adopted and came into application in January 2022. The Clinical Trials Regulation is directly applicable in all the EU Member States, repealing the prior Clinical Trials Directive 2001/20/EC.

The new Clinical Trials Regulation simplifies and streamlines the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “EU portal”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned). Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned EU Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

To obtain a marketing authorization of a drug in the European Union, TuHURA may submit marketing authorization applications, or MAA, either under the so-called centralized or national authorization procedures.

Centralized Procedure

The centralized procedure provides for the grant of a single marketing authorization following a favorable opinion by the European Medicines Agency, or EMA, that is valid in all 27 European Union member states, or EU member states, as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for medicines produced by specified biotechnological processes, products designated as orphan medicinal products, advanced-therapy medicines (such as gene-therapy, somatic cell-therapy or tissue-engineered medicines) and products with a new active substance indicated for the treatment of specified diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions and viral diseases. The centralized procedure is optional for products that represent a significant therapeutic, scientific or technical innovation, or whose authorization would be in the interest of public health. Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee for Medicinal Products for Human Use, or the CHMP. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is of 150 days, excluding stop-clocks.

National authorization procedures

There are also two other possible routes to authorize medicinal products in several EU countries, which are available for investigational medicinal products that fall outside the scope of the centralized procedure:

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Decentralized procedure. Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one EU country of medicinal products that have not yet been authorized in any EU country and that do not fall within the mandatory scope of the centralized procedure.

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Mutual recognition procedure. In the mutual recognition procedure, a medicine is first authorized in one EU Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other EU countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

Under the above-described procedures, before granting the marketing authorization, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Conditional Approval

In specific circumstances, E.U. legislation (Article 14(7) Regulation (EC) No 726/2004 and Regulation (EC) No 507/2006 on Conditional Marketing Authorizations for Medicinal Products for Human Use) enables applicants to obtain a conditional marketing authorization prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional approvals may be granted for product candidates (including medicines designated as orphan medicinal products) if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills unmet medical needs and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

Pediatric Studies

Prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are set forth in Regulation (EC) No 1901/2006, which is referred to as the Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

Before a marketing authorization application can be filed, or an existing marketing authorization can be amended, the EMA determines that companies actually comply with the agreed studies and measures listed in each relevant PIP.

European Union Regulatory Exclusivity

In the European Union, new products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the European Union during a period of eight years from the date on which the reference product was first authorized in the European Union. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial authorization of the reference product in the EU. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. In 2023, the European Commission proposed to reduce the period of market exclusivity for new product, but these proposals are still being negotiated and it is unclear how and whether these requirements may be altered.

European Union Orphan Designation and Exclusivity

The criteria for designating an orphan medicinal product in the European Union, are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as orphan if (i) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (ii) either (a) such condition affects no more than five in 10,000 persons in the European Union when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the European Union to justify investment; and (iii) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the European Union, or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. The application for orphan designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the marketing authorization application if the orphan designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The ten-year market exclusivity in the European Union may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if:

•	the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;

•	the applicant consents to a second orphan medicinal product application; or

•	the applicant cannot supply enough orphan medicinal product.

PRIME Designation

The EMA grants access to the Priority Medicines, or PRIME, program to investigational medicines for which it determines there to be preliminary data available showing the potential to address an unmet medical need and bring a major therapeutic advantage to patients. As part of the program, EMA provides early and enhanced dialogue and support to optimize the development of eligible medicines and speed up their evaluation, aiming to bring promising treatments to patients sooner.

Periods of Authorization and Renewals

A marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

Rest of the World Regulation

For other countries outside of the European Union and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from jurisdiction to jurisdiction. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If TuHURA fails to comply with applicable foreign regulatory requirements, TuHURA may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Coverage, Pricing and Reimbursement

Sales of pharmaceutical products approved by the FDA will depend in significant part on the availability of third-party coverage and reimbursement for the products. Third-party payors include government healthcare programs in the United States such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Further, there is no uniform policy for coverage and reimbursement in the United States. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication. TuHURA may need to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost-effectiveness of its products, in addition to the costs required to obtain FDA or other comparable regulatory approvals.

Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on investment in product development. TuHURA’s product candidates may not be considered cost-effective. It is time consuming and expensive to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow TuHURA to sell its products on a competitive and profitable basis.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of TuHURA’s product candidate to currently available therapies (so called health technology assessment, or HTA) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Other member states allow companies to fix their own prices for drug products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of TuHURA’s products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to be significantly lower.

The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution (arbitrage between low-priced and high-priced member states) can further reduce prices. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Other U.S. Health Care Laws and Regulations

Although TuHURA currently does not have any products on the market, TuHURA’s current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors expose the company to broadly applicable healthcare regulation and enforcement by the U.S. federal government and the states and foreign governments in which TuHURA conducts its business, such as fraud and abuse, transparency and health information privacy rules and regulations. These laws include, without limitation:

•

the federal anti-kickback statute, prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for the furnishing of any item or service, or for purchasing, leasing, ordering, or arranging for or recommending purchasing, leasing, or ordering any good or service, for which payment may be made, in whole or in part, under a federal health care program such as Medicare and Medicaid;

•

the federal false claims act prohibits individuals or entities from knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, and provides for civil whistleblower or qui tam actions that allow a private individual to file a lawsuit on behalf of the United State and entitles the whistleblower to a percentage of any recoveries;

•

the federal civil monetary penalties law, prohibits a person from presenting or causing to be presented a claim that the provider knows or should know is improper, presenting a claim that the person knows or should know is for an item or service for which payment may not be made, and violating the anti-kickback statute;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any health care benefit program or making false statements relating to health care matters;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information, for covered entities, including certain healthcare providers, health plans, and healthcare clearinghouses, and their business associates and covered subcontractors that provide services to, or on behalf of, the covered entity that involve individually identifiable health information;

•

the federal transparency requirements under the Physician Payments Sunshine Act require certain manufacturers of FDA-approved drugs, devices, biologics and medical supplies covered by Medicare or Medicaid to report, on an annual basis, to the Department of Health and Human Services information related to payments and other transfers of value to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members. Applicable manufacturers are also be required to report information related to payments and other transfers of value provided in the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, and certified nurse midwives;

•

the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws and regulations pertaining to TuHURA’s financial relationships and interactions with foreign government officials, which prohibit U.S. companies and their employees, officers, and representatives from paying, offering to pay, promising, or authorizing the payment of anything of value to any foreign government official (including, potentially, healthcare professionals in countries in which TuHURA operates or may sell its products), government staff member, political party, or political candidate to obtain or retain business or to otherwise seek favorable treatment; and

•

analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving health care items or services reimbursed by nongovernmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines, or the relevant compliance guidance promulgated by the federal government, in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures to the extent that those laws impose requirements that are more stringent than the Physician Payments Sunshine Act. In addition, state and local laws may require the registration of pharmaceutical sales representatives. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Violations of any of such laws or any other governmental regulations that apply to us, may subject TuHURA to significant penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, disgorgement, additional reporting requirements and oversight if the company becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, the curtailment or restructuring of TuHURA’s operations, exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect TuHURA’s ability to operate its business.

Health Care Reform in the United States and Potential Changes to Health Care Laws

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of TuHURA’s product candidates. If TuHURA is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if TuHURA is not able to maintain regulatory compliance, TuHURA may lose any marketing approval that TuHURA otherwise may have obtained and may not achieve or sustain profitability, which would adversely affect its business, prospects, financial condition and results of operations.

As previously mentioned, a primary trend in the U.S. health care industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products and services, implementing reductions in Medicare and other health care funding and applying new payment methodologies. For example, in March 2010, the ACA was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans; imposed mandatory discounts for certain Medicare Part D beneficiaries as a condition for manufacturers’ outpatient drugs coverage under Medicare Part D; and established a Center for Medicare Innovation at the U.S. Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA that affect health care expenditures. There has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries, presidential executive orders and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical and biologic products. Notably, on December 20, 2019, President Trump signed the Further Consolidated Appropriations Act for 2020 into law (P.L. 116-94) that includes a piece of bipartisan legislation called the Creating and Restoring Equal Access to Equivalent Samples Act of 2019 or the “CREATES Act.” The CREATES Act aims to address the concern articulated by both the FDA and others in the industry that some brand manufacturers have improperly restricted the distribution of their products, including by invoking the existence of a REMS for certain products, to deny generic and biosimilar product developers access to samples of brand products. Because generic and biosimilar product developers need samples to conduct certain comparative testing required by the FDA, some have attributed the inability to timely obtain samples as a cause of delay in the entry of generic and biosimilar products. To remedy this concern, the CREATES Act establishes a private cause of action that permits a generic or biosimilar product developer to sue the brand manufacturer to compel it to furnish the necessary samples on “commercially reasonable, market-based terms.” Whether and how generic and biosimilar product developments will use this new pathway, as well as the likely outcome of any legal challenges to provisions of the CREATES Act, remain highly uncertain and its potential effects on TuHURA’s future commercial products are unknown. The FDA also released a final rule on September 24, 2020 providing guidance for states to build and submit importation plans for drugs from Canada. This final rule became effective November 30, 2020. In January 2024, FDA authorized the state of Florida’s Section 804 Importance Program to allow Florida to import drugs from Canada for a period of two years. The ongoing impact of this and potentially other state programs is still unclear.

TuHURA cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic. TuHURA expects that additional state and federal health care reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for health care products and services.

Facilities

TuHURA’s principal office is located in Tampa, Florida. TuHURA currently leases approximately 12,199 square feet of office and laboratory space under a lease that is due to expire in March 2026. TuHURA believes that such office and laboratory space will be sufficient for TuHURA’s planned operations for the foreseeable future.

288

Legal Proceedings

From time to time, TuHURA may be involved in various disputes and litigation matters that arise in the ordinary course of business. As of the date of this prospectus, TuHURA is not party to any material legal matters or claims.

Corporate Information

TuHURA is a Delaware corporation that was originally incorporated under the laws of the State of Florida on May 11, 1995, under the name Morphogenesis, Inc. The company redomesticated as a Delaware corporation effective April 27, 2023, and changed its name to TuHURA Biosciences, Inc. on November 15, 2023. TuHURA’s principal executive offices are located at 10500 University Center Drive, Suite 110, Tampa, Florida 33612. TuHURA’s telephone number is (813) 875-6600. TuHURA’s principal website address is www.tuhurabio.com. The information contained on, or that can be accessed through, TuHURA’s website is deemed not to be incorporated in this prospectus or to be part of this prospectus. You should not consider information contained on its website to be part of this proxy statement/prospectus.

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TUHURA’S EXECUTIVE COMPENSATION

Following completion of the Merger, certain executive officers of TuHURA will become executive officers of the combined company. This section sets forth historical compensation for the following executive officers of TuHURA as of December 31, 2023, which are referred to herein as the “TuHURA named executive officers” or “TuHURA NEOs,” each of whom is expected to become an executive officer of the combined company.

•	James Bianco, M.D., President and Chief Executive Officer; and

•	Dan Dearborn, Chief Financial Officer.

Summary Compensation Table

The following table summarizes the compensation earned by, awarded to or paid to the TuHURA named executive officers in the years ended December 31, 2023 and 2022:

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Dr. James Bianco	2023	$463,734	$579,668	$192,000	83	$1,235,485
President and Chief Executive Officer	2022	$400,000	400,000	$—	83	$800,083
Dan Dearborn	2023	$339,101	254,326	$42,240	108	$635,775
Chief Financial Officer	2022	$220,000	88,000	$453,000	108	$761,108

(1)

Amounts in this column represent (i) discretionary annual incentive bonuses earned for performance in fiscal 2022, which were paid in 2023 and (ii) discretionary annual incentive bonuses earned for performance in fiscal 2023, which were paid in 2024. For more information regarding the annual bonuses, see “—Narrative Disclosure to Summary Compensation Table — Annual Bonuses” below.

(2)

Amounts in this column represent the aggregate grant date fair value of stock options awarded during 2023 and 2022, computed in accordance with FASB Accounting Standards Codification Topic 718. For more information regarding the assumptions used in this calculation, see Note 10 to TuHURA’s financial statements included in this proxy statement/prospectus.

(3)

Amounts in this column represent life insurance premiums paid by TuHURA on behalf of Dr. Bianco and Mr. Dearborn. For more information regarding other compensation awarded or paid to the TuHURA named executive officers, see “— Narrative Disclosure to Summary Compensation Table — Other Compensation” below.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

Dr. James Bianco. On March 29, 2024, TuHURA entered into a second amended and restated employment agreement with Dr. Bianco under which Dr. Bianco serves as TuHURA’s President and Chief Executive Officer for an initial term of two years, unless earlier terminated. Dr. Bianco’s employment agreement provides that he will serve as the President and Chief Executive Officer of the combined company following the Merger. Upon the expiration of the initial two-year term, the term of Dr. Bianco’s employment agreement will automatically extend, upon the same terms and conditions, for additional periods of one year, unless, either party gives 90 days’ prior notice of its intention not to extend the term. Dr. Bianco’s annual base salary is $463,734, to be reviewed periodically by the TuHURA Board or any compensation committee thereof. Dr. Bianco is also eligible for consideration to receive an annual incentive bonus of up to 125% of his base salary and a discretionary bonus. The amount of any incentive bonus is to be established annually based on objectives determined by TuHURA Board or any compensation committee thereof, and the timing and amount of any discretionary bonus is to be determined at the sole discretion of the TuHURA Board or any compensation committee thereof. Dr. Bianco must remain employed on the date any bonus is to be paid to receive such bonus. Dr. Bianco’s employment agreement also provides that TuHURA will pay for a $2,000,000 term life insurance policy for the benefit of Dr. Bianco’s designated beneficiaries. Dr. Bianco’s employment agreement provides that if Dr. Bianco’s employment is terminated for any reason, Dr. Bianco shall receive any base salary that had accrued but not been paid, payment of accrued and unused vacation time, and any reimbursement due to him pursuant to his employment agreement (“Accrued Obligations”). Additionally, if Dr. Bianco is terminated without cause, including by notice of non-extension of his employment agreement, or he resigns for good reason, as such terms are defined in his employment agreement, and he executes a release of claims in the form prescribed by TuHURA within 30 days of the termination, (A) TuHURA is obligated to pay to Dr. Bianco (i) his Accrued Obligations, (ii) two years of his base salary plus an amount equal to the average of his two prior years’ bonuses, paid in one lump sum within 30 days of the separation, and (iii) reimbursement for monthly premiums to continue health insurance for two years or until other health insurance is obtained by Dr. Bianco and (B) any unvested portion of any outstanding options or unvested shares of TuHURA Common Stock granted to Dr. Bianco will immediately vest and become exercisable and will remain exercisable for a period of seven years following the date of his separation. If Dr. Bianco’s termination occurs upon the same circumstances, except that it occurs immediately prior to, upon, or within two years following a Change of Control (as defined in Dr. Bianco’s employment agreement), Dr. Bianco’s bonus payment will instead be an amount equal to the greater of the average of the two prior years’ bonuses or 50% of his base salary. Dr. Bianco’s employment agreement also provides that at each annual meeting of TuHURA stockholders prior to the closing of the Merger, TuHURA will nominate Dr. Bianco to serve as a member of the TuHURA Board, provided, that Dr. Bianco’s service as such will be subject to any required stockholder approval.

Dan Dearborn. On March 29, 2024, TuHURA entered into a second amended and restated employment agreement with Mr. Dearborn under which Mr. Dearborn serves as TuHURA’s Chief Financial Officer for an initial term of two years, unless earlier terminated. Mr. Dearborn’s employment agreement also provides that he will serve as the Chief Financial Officer of the combined company following the Merger. Upon the expiration of the initial two-year term, the term of Mr. Dearborn’s employment agreement will automatically extend, upon the same terms and conditions, for additional periods of one year, unless, either party gives 90 days’ prior notice of its intention not to extend the term. Mr. Dearborn’s annual base salary is $339,101, to be reviewed periodically by the TuHURA Board or any compensation committee thereof. Mr. Dearborn is also eligible for consideration to receive an annual incentive bonus up to 100% of his base salary and a discretionary bonus. The amount of any incentive bonus is to be established annually based on objectives determined by the TuHURA Board or any compensation committee thereof, and the timing and amount of any discretionary bonus is to be determined at the sole discretion of the TuHURA Board or any compensation committee thereof. Mr. Dearborn must remain employed on the date any bonus is to be paid to receive such bonus. Mr. Dearborn’s employment agreement provides that if Mr. Dearborn’s employment is terminated for any reason, Mr. Dearborn shall receive his Accrued Obligations. Additionally, if Mr. Dearborn is terminated without cause, including by notice of non-extension of his employment agreement, or he resigns for good reason, as such terms are defined in his employment agreement, and he executes a release of claims in the form prescribed by TuHURA within 30 days of the termination, (A) TuHURA is obligated to pay to Mr. Dearborn (i) his Accrued Obligations, (ii) one year of his base salary plus an amount equal to the average of his two prior years’ bonuses, paid in one lump sum within 30 days of the separation, and (iii) reimbursement for monthly premiums to continue health insurance for one year or until other health insurance is obtained by Mr. Dearborn and (B) any unvested portion of any outstanding options or unvested shares of TuHURA Common Stock granted to Mr. Dearborn will immediately vest and become exercisable and will remain exercisable for a period of seven years following the date of his separation. If Mr. Dearborn’s termination occurs upon the same circumstances, except that it occurs immediately prior to, upon, or within two years following a Change of Control (as defined in Mr. Dearborn’s employment agreement), Mr. Dearborn’s bonus payment will instead be an amount equal to the greater of the average of the two prior years’ bonuses or 50% of his base salary.

Base Salaries

The base salaries for Dr. Bianco and Mr. Dearborn for fiscal 2023 were established in connection with their employment agreements. The table below sets forth the base salary as of December 31, 2023, for each TuHURA NEO.

Name	Base Salary (as of 12/31/2023)
Dr. James Bianco	$463,764
Dan Dearborn	$339,101

Annual Bonuses

Each TuHURA NEO is eligible to receive an annual incentive bonus based on objectives determined by the TuHURA Board or any compensation committee thereof.

A target annual bonus, as a percentage of base salary, is established for each TuHURA NEO, as set forth in the table below. Following review of individual performance during fiscal 2023, the TuHURA Board (or the compensation committee, as applicable) determined that it was appropriate to award the following annual bonuses for fiscal 2023.

Name	Target Bonus (% of Salary)	2023 Annual Bonus
Dr. James Bianco	100%	$463,764
Dan Dearborn	50%	$169,551

Equity Awards

TuHURA has historically provided long-term incentive compensation to the TuHURA named executive officers through grants of stock options to purchase shares of TuHURA Common Stock under the TuHURA Amended and Restated Equity Incentive Plan (the “TuHURA Equity Plan”).

Retirement Plans

TuHURA maintains a 401(k) plan for employees, although it does not currently make matching contributions to such plan. Except for the 401(k) plan, TuHURA has not had and currently does not have a pension or other retirement plan or a nonqualified deferred compensation plan.

Other Compensation

All TuHURA named executive officers are eligible to participate in TuHURA’s employee benefit plans, including its medical, dental, vision, life and disability insurance plans, in each case on the same basis as all other employees of TuHURA, provided that the company pays all premiums for the medical, dental, and vision plans for TuHURA executive officers. For the TuHURA’s NEO’s, the company pays for and on behalf of each TuHURA NEO life insurance premiums. TuHURA generally does not provide perquisites or personal benefits to its named executive officers, except in limited circumstances.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding outstanding stock options held by TuHURA named executive officers as of December 31, 2023.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Dr. James Bianco	2,000,000	—		$0.66	7/1/2031
President and Chief Executive Officer	—	400,000	(1)	$0.66	4/7/2033
Dan Dearborn	190,000	—		$0.40	1/17/2026
Chief Financial Officer	382,550	—		$0.40	12/20/2026
	433,333	866,667	(2)	$0.66	11/15/2032
	—	88,000	(1)	$0.66	4/7/2033

(1)	This option vests, in arrears, in three equal annual installments over three years from the grant date of April 7, 2023, subject to his continuous service on each vesting date.
(2)	This option vests, in arrears, in three equal annual installments over three years from the grant date of November 15, 2022, subject to his continuous service on each vesting date.

Additional Narrative Disclosure

Potential Payments Upon Termination or Change in Control

Under the employment agreements with the TuHURA NEOs, in the event the TuHURA NEO is terminated by TuHURA other than for “Cause” or by the TuHURA NEO for “Good Reason,” the TuHURA NEO will be eligible for the following severance benefits if he executes a release of claims in the form prescribed by TuHURA within 30 days of the termination: (A) payment of (i) employee’s Accrued Obligations, (ii) two years of base salary in the case of Dr. Bianco or one year of base salary in the case of Mr. Dearborn, plus an amount equal to the average of such employee’s two prior years’ bonuses, paid in one lump sum within 30 days of the separation, and (iii) reimbursement for monthly premiums to continue health insurance for two years in the case of Dr. Bianco or one year in the case of Mr. Dearborn or until other health insurance is obtained by such employee and (B) any unvested portion of any outstanding options or unvested shares of TuHURA Common Stock granted to such employee will immediately vest and become exercisable and will remain exercisable for a period of seven years following the date of such employee’s separation. If the termination of the TuHURA NEO occurs upon the same circumstances, except that it occurs immediately prior to, upon, or within two years following a Change of Control (as defined in the TuHURA NEO’s employment agreements), the TuHURA NEO’s bonus payment will instead be an amount equal to the greater of the average of the two prior years’ bonuses or 50% of his base salary. The Merger is not deemed a Change of Control for purposes of the TuHURA NEO employment agreements.

For purposes of the employment agreements and the outstanding stock options: “Cause” is defined as (i) gross negligence or willful misconduct in the performance of employee’s duties to TuHURA after written notice to employee and the failure to cure same within ten business days after receipt of written notice; (ii) refusal or failure to act in accordance with any lawful specific direction or order of the TuHURA Board after written notice to employee of such refusal or failure and failure to cure the same within ten days after receipt of written notice; (iii) commission of any act of fraud with respect to TuHURA; (iv) employee’s material breach of any written agreement or material policy of TuHURA after written notice to employee of such breach and failure to cure, if curable, the same within ten business days after receipt of written notice; and (v) employee’s conviction of, or plea of nolo contendre to, a crime which adversely affects TuHURA’s business or reputation, in each case as determined by the TuHURA Board; (vi) employee’s willful unauthorized disclosure of Confidential

Information (as defined in TuHURA’s confidential disclosure policy); (vii) continued or excessive absences or tardiness, after an official warning has been issued and failure to cure (not including authorized leaves of absence, FMLA leave, or absences that are a result of an accommodation under ADA).

Summary Description of the TuHURA Equity Plan

The TuHURA Equity Plan was approved by the TuHURA Board and its stockholders in January 2019. The TuHURA Equity Plan, which amended and restated the TuHURA 2016 Stock Option Plan, provides for the issuance of up to 20,000,000 shares of TuHURA Common Stock, which includes the amount of outstanding awards made pursuant to the TuHURA 2016 Stock Option Plan. The TuHURA Equity Plan allows for awards of incentive stock options to TuHURA’s employees, nonqualified stock options to TuHURA’s directors, restricted stock, restricted stock units, and other stock-based awards. The following is a summary of certain terms and conditions of the TuHURA Equity Plan.

Administration. The TuHURA Equity Plan is administered by the TuHURA Board or the compensation committee thereof, or any other committee or subcommittee thereof or one or more of TuHURA’s officers to whom authority has been delegated (collectively, the “Administrator”). The Administrator has the authority to interpret the TuHURA Equity Plan and award agreements entered into with respect to the TuHURA Equity Plan; to adopt, amend, and repeal rules and regulations relating to the TuHURA Equity Plan; to correct any defect, supply any omission or reconcile any inconsistency in, the TuHURA Equity Plan or any award agreement covering an award; and to take any other actions needed to administer the TuHURA Equity Plan.

Eligibility. The Administrator may designate any of the following as a participant under the TuHURA Equity Plan: any officer or employee of TuHURA or of affiliates of TuHURA; and consultants and advisors of TuHURA or of affiliates of TuHURA, and TuHURA’s directors, including non-employee directors.

Types of Awards. The TuHURA Equity Plan permits the Administrator to grant stock options, restricted stock, restricted stock units, or any other type of award permitted under the TuHURA Equity Plan. The Administrator may grant any type of award to any participant it selects, but only TuHURA employees may receive grants of incentive stock options within the meaning of Section 422 of the Internal Revenue Code. Awards may be granted alone or in addition to, in tandem with, or (subject to the repricing provision described below) in substitution for any other award (or any other award granted under another plan of TuHURA or any affiliate of TuHURA, including the plan of an acquired entity).

Shares Reserved Under the TuHURA Equity Plan. The TuHURA Equity Plan provides that 20,000,000 shares of TuHURA Common Stock are reserved for issuance under the TuHURA Equity Plan, which includes the amount of any outstanding awards made pursuant to the TuHURA 2016 Stock Option Plan that was amended and restated by the TuHURA Equity Plan. The number of shares reserved for issuance under the TuHURA Equity Plan will be reduced on the date of the grant of any award by the maximum number of shares, if any, that may be issuable under the award. If (a) an award expires, is terminated, surrendered or canceled without issuance of shares, (b) is forfeited in whole or in part (including as the result of shares of TuHURA Common Stock subject to such award being repurchased by TuHURA at the original issuance price pursuant to a contractual repurchase right), or (c) results in any TuHURA Common Stock not being issued, then those unused shares are added back to the reserve and may again be used for new awards under the TuHURA Equity Plan. Further, shares of TuHURA Common Stock tendered to TuHURA by a participant of the plan to exercise an award shall be added to the number of shares available for grant under the TuHURA Equity Plan. However, in the case of incentive stock options, the two immediately preceding sentences shall be subject to any limitations under the Code.

Options. The Administrator may grant stock options and determine all terms and conditions of each stock option, which include the number of stock options granted, whether a stock option is to be an incentive stock option or non-qualified stock option, and the grant date for the stock option. However, the exercise price per share of TuHURA Common Stock may never be less than the fair market value of a share such common stock on the date of grant and the expiration date may not be later than 10 years after the date of grant. Stock options will be exercisable and vest at such times and be subject to such restrictions and conditions as are determined by the Administrator.

Other Stock-Based Awards. The Administrator may grant to any participant shares of TuHURA Common Stock and other awards that are valued in whole or in part by reference to, or are otherwise based on, shares of TuHURA Common Stock or other property. Such other stock-based awards may also be available as a form of payment in the settlement of other awards granted under the TuHURA Equity Plan or as payment in lieu of compensation to which a participant under the plan is entitled. Other stock-based awards may be paid in shares of TuHURA Common Stock or cash, as the TuHURA Board shall determine.

Transferability. Awards are not transferable, other than by will or the laws of descent and distribution, or by gift or domestic relations orders to family members (as defined in Rule 701 under the Securities Act).

Adjustments. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of TuHURA Common Stock other than an ordinary cash dividend, (i) the number and class of securities available under the TuHURA Equity Plan, (ii) the number and class of securities and exercise price per share of each outstanding option, (iii) the number of shares subject to and the repurchase price per share subject to each outstanding restricted stock award and (iv) the share and per-share-related provisions and the purchase price, if any, of each outstanding other stock-based award, shall be equitably adjusted by TuHURA (or substituted awards may be made, if applicable) in the manner determined by the TuHURA Board. Additionally, in the event TuHURA effects a split of the TuHURA Common Stock by means of a stock dividend and the exercise price of and the number of shares subject to an outstanding option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then an option holder who exercises an option between the record date and the distribution date for such stock dividend shall be entitled to receive, on the distribution date, the stock dividend with respect to the shares of TuHURA Common Stock acquired upon such option exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

If (a) TuHURA is involved in a merger or consolidation in which all shares of TuHURA Common Stock are changed or exchanged or is cancelled; (b) any transfer or disposition of all shares of TuHURA Common Stock for cash; or (c) any liquidation or dissolution of TuHURA, then the Administrator will, in a manner it deems equitable, make the adjustments as outlined in the TuHURA Equity Plan.

Term of Plan. Unless earlier terminated by the TuHURA Board, the TuHURA Equity Plan will terminate on, and no further awards may be granted, after the 10th anniversary of its effective date.

Termination and Amendment of Plan. The TuHURA Board may amend, suspend or terminate the TuHURA Equity Plan at any time, subject to the following limitations: stockholders must approve any amendment to the TuHURA Equity Plan if TuHURA determines that such approval is required by the Code.

Amendment, Modification, Cancellation and Disgorgement of Awards. Subject to the requirements of the TuHURA Equity Plan, the TuHURA Board may amend, modify or terminate any outstanding award, including but not limited to, substituting therefor another award of the same or a different type, changing the date of exercise or realization, and converting an incentive stock option to a nonqualified stock option. The participant’s consent to such action is required unless (i) the TuHURA Board determines that the action, considering any related action, does not materially and adversely affect the participant’s rights under the TuHURA Equity Plan or (ii) the change is permitted pursuant to the adjustment provisions of the TuHURA Equity Plan.

Repricing and Backdating. The TuHURA Board may, without stockholder approval, amend any outstanding award granted under the TuHURA Equity Plan to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding award. The TuHURA Board may also, without stockholder approval, cancel any outstanding award (whether granted under the TuHURA Equity Plan) and grant in substitution therefor new awards under the TuHURA Equity Plan covering the same or a different number of shares of TuHURA Common Stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled award.

TUHURA DIRECTOR COMPENSATION

During its fiscal year ended December 31, 2023, TuHURA did not have a formal policy to provide any cash or equity compensation to its non-employee directors for their service on its board of directors or committees of its board of directors, nor did any non-employee director receive any compensation for serving on TuHURA’s board of directors. Dr. Bianco, TuHURA’s President and Chief Executive Officer, did not receive any additional compensation for his service as a member of the TuHURA Board. Please see “TuHURA Executive Compensation — Summary Compensation Table” above for the compensation earned by or paid to Dr. Bianco in fiscal 2023.

TUHURA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of TuHURA’s financial condition and results of operations should be read together with TuHURA’s consolidated financial statements and the related notes appearing elsewhere in this proxy statement/prospectus. This discussion and other parts of this proxy statement/prospectus contain forward-looking statements that involve risks and uncertainties, such as statements regarding TuHURA’s plans, objectives, expectations, intentions and projections. TuHURA’s actual results could differ materially from those described in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this proxy statement/prospectus.

Overview

TuHURA is a clinical stage immuno-oncology company developing novel personalized cancer vaccine product candidates designed to overcome primary resistance to immunotherapies like checkpoint inhibitors. TuHURA has entered into a Special Protocol Assessment agreement with the FDA for a single Phase 3 randomized placebo and injection controlled trial for IFx-2.0, the company’s lead personalized cancer vaccine product candidate, as adjunctive therapy to pembrolizumab (Keytruda®) in the first line treatment of patients with advanced or metastatic Merkel cell carcinoma who are checkpoint inhibitor naïve utilizing the FDA’s accelerated approval pathway. TuHURA is also developing novel bi-functional antibody drug conjugates, or ADCs, targeting myeloid derived suppressor cells, or MDSCs, to modulate their immunosuppressive effects on the tumor microenvironment to overcome acquired resistance to immunotherapies.

TuHURA was incorporated under the laws of the State of Florida on May 11, 1995 and reincorporated in Delaware on April 27, 2023. To date, TuHURA has devoted substantially all of its resources to organizing and staffing TuHURA, business planning, raising capital, identifying and developing product candidates, enhancing its intellectual property portfolio, undertaking research, conducting preclinical studies and clinical trials, and securing manufacturing for its development programs. TuHURA does not have any products approved for sale and has not generated any revenue from product sales. TuHURA has funded its operations primarily through the private placement of common and preferred stock and convertible notes.

TuHURA has incurred significant operating losses since its inception, which are mainly attributed to research and development costs associated with TuHURA’s portfolio and general and administrative expenses. TuHURA’s net loss was $29.3 million for the year ended December 31, 2023 (which includes the expensing of the entire $16.2 million purchase price for the assets of TuHURA Biopharma, Inc., of which $15 million was paid in the form of TuHURA Common Stock) and $4.8 million for the three months ended March 31, 2024. As of March 31, 2024, TuHURA had an accumulated deficit of $93.3 million. TuHURA’s operating losses may fluctuate significantly from quarter-to-quarter and year-to-year as a result of several factors, including the timing of its preclinical studies and clinical trials and the expenditures related to other research and development activities. TuHURA expects to continue to incur operating losses. TuHURA anticipates these losses will increase substantially as it advances its product candidates through preclinical and clinical development, develops additional product candidates and seeks regulatory approvals for its product candidates. TuHURA does not expect to generate any revenues from product sales unless and until it successfully completes development and obtains regulatory approval for one or more product candidates. In addition, if TuHURA obtains marketing approval for any product candidate, TuHURA expects to incur pre-commercialization expenses and significant commercialization expenses related to marketing, sales, manufacturing and distribution. TuHURA may also incur expenses in connection with the in-licensing of additional product candidates. Furthermore, upon completion of the Merger, TuHURA expects to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations, compliance and other expenses that TuHURA did not incur as a private company.

As a result, TuHURA will need substantial additional funding to support its continuing operations and pursue its growth strategy. Until such time as TuHURA can generate significant revenue from sales of its product candidates, if ever, TuHURA expects to finance its cash needs through public or private equity offerings, debt financings, collaborations and licensing arrangements or other capital sources. However, TuHURA may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. TuHURA’s failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on its financial condition and could force it to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market its product candidates that it would otherwise prefer to develop and market itself.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, TuHURA is unable to accurately predict the timing or amount of increased expenses or when or if it will be able to achieve or maintain profitability. Even if TuHURA is able to generate product sales, it may not become profitable. If TuHURA fails to become profitable or is unable to sustain profitability on a continuing basis, TuHURA may be unable to continue its operations at planned levels and be forced to reduce or terminate its operations.

As of March 31, 2024, TuHURA had cash and cash equivalents of $4.5 million. See “— Liquidity and Capital Resources” below.

Recent Developments

Proposed Merger

On April 2, 2024, TuHURA entered into the Merger Agreement with Kintara and Merger Sub. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into TuHURA, with TuHURA surviving the merger and becoming a direct, wholly-owned subsidiary of Kintara. The Merger is intended to qualify for U.S. federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Code. The Merger Agreement and the Merger were approved by the members of the board of directors of both TuHURA and Kintara.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each then-outstanding share of TuHURA Common Stock (other than shares held in treasury and excluding dissenting shares), including shares of TuHURA Common Stock issued upon conversion of TuHURA preferred stock and conversion of all TuHURA convertible promissory notes issued in the TuHURA Note Financing, will be converted into the right to receive a number of shares of Kintara Common Stock (after giving effect to the reverse stock split) equal to the Exchange Ratio per the Merger Agreement and (b) each then-outstanding TuHURA stock option and warrant that has not previously been exercised immediately prior to the Effective Time will be assumed by Kintara.

The Merger is expected to close in the third quarter of 2024 and is subject to approval by the stockholders of Kintara and TuHURA as well as other customary closing conditions, including the effectiveness of the registration statement of which this proxy/prospectus forms a part and Nasdaq’s approval of the listing of the shares of Kintara Common Stock to be issued in connection with the Merger. If Kintara is unable to satisfy certain closing conditions or if other mutual closing conditions are not satisfied, TuHURA will not be obligated to complete the Merger. The Merger Agreement contains certain termination rights of each of TuHURA and Kintara. Under certain circumstances, TuHURA may be required to pay Kintara a termination fee of $1 million or reimburse Kintara’s expenses up to a maximum of $0.75 million. Kintara may be required to pay TuHURA a termination fee of $1 million or reimburse TuHURA’s expenses up to a maximum of $0.75 million. If the Merger is completed, the business of TuHURA will continue as the business of the combined company.

Special Protocol Assessment Agreement

On January 25, 2024 TuHURA completed its negotiations with FDA and entered into a Special Protocol Assessment Agreement for a single registration directed, randomized, placebo controlled Phase 3 trial for IFx-Hu2.0 as adjunctive therapy to pembrolizumab (Keytruda®) in first line treatment for patients with advanced or metastatic Merkel Cell carcinoma who are checkpoint inhibitor naive. The trial utilizes a novel design recommended by the FDA which incorporates Overall Response Rate (ORR) as the primary endpoint for accelerated approval. The trial also includes Progression Free Survival (PFS) as a key secondary endpoint which, if achieved, without demonstrating a detriment to Overall Survival, could allow conversion from accelerated approval to full approval satisfying the requirement for a post marketing trial. As set forth in a January 2024 partial clinical trial hold letter from the FDA regarding the CMC requirements for the Phase 3 trial, TuHURA is required to provide additional CMC information from its contract manufacturers for the Phase 3 trial, qualify and validate a potency assay, and qualify the mixing process for IFx-2.0 at the clinical site prior to initiating the trial. Based on correspondence following a type C meeting with the FDA, TuHURA has ongoing development and validation of several testing and mixing studies which TuHURA believes will be adequate to address the CMC requirements to initiate the Phase 3 clinical trial. TuHURA believes, it will be in position to initiate the phase 3 study in the first quarter of 2025 and anticipates enrollment to take approximately 12 months with topline data six to seven months following the last patient enrolled.

Exclusivity and Right of First Offer Agreement

On July 3, 2024, TuHURA entered into the Exclusivity Agreement with Kineta. Under this agreement, Kineta granted to TuHURA an exclusive right to acquire Kineta’s worldwide patent rights, other intellectual property rights, and other rights and assets related to KVA12123, which is Kineta’s VISTA blocking immunotherapy. Such exclusive right commenced as of July 3, 2024 and generally continues through October 1, 2024, subject to extension at the option of TuHURA for up to 20 days. Under the terms of the Exclusivity Agreement, TuHURA paid Kineta a $5.0 million payment, and additional payments of up to $300,000 in the aggregate will become due if TuHURA exercises its extension rights (collectively, the “Exclusivity Payment”). The Exclusivity Payment will be credited against the initial cash consideration that may be payable to Kineta pursuant to any definitive agreement, if any, that TuHURA and Kintara enter into relating to the KVA12123 assets.

TuHURA July 2024 Private Placement

In connection with TuHURA’s entrance into the Exclusivity Agreement, on July 3, 2024, TuHURA completed a private placement of its common stock to an existing TuHURA investor, under which the investor paid $5.0 million in exchange for 4,009,623 shares of TuHURA Common Stock and a 1.5% royalty right on certain future sales by TuHURA of products based on KVA12123. The proceeds received from the TuHURA July 2024 Private Placement were used to fund the Exclusivity Payment due to Kineta pursuant to the Exclusivity Agreement.

Components of TuHURA’s Results of Operations

Revenue

TuHURA did not generate any revenue and does not expect to generate any revenue from the sale of products in the near future.

Research and Development Expenses

To date, TuHURA’s research and development expenses have related primarily to development of IFx-Hu2.0, manufacturing, clinical studies, and other early pre-clinical activities related to TuHURA’s portfolio. Research and development expenses are recognized as incurred and payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

Research and development expenses include:

•	salaries, payroll taxes, employee benefits

•	external research and development expenses incurred under agreements with contract research organizations (“CROs”), and consultants to conduct TuHURA’s clinical studies;

•	laboratory supplies;

•	costs related to manufacturing product candidates, including fees paid to third-party manufacturers and raw material suppliers;

•	stock-based compensation charges for those individuals involved in research and development efforts; and

•	facilities, depreciation, and other allocated expenses, which include direct and allocated expenses for rent.

Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. TuHURA outsources a substantial portion of its clinical trial activities, utilizing external entities such as CROs, independent clinical investigators and other third-party service providers to assist it with the execution of its clinical trials.

TuHURA plans to substantially increase its research and development expenses for the foreseeable future as it continues the development of its product candidates and seeks to discover and develop new product candidates. Due to the inherently unpredictable nature of preclinical and clinical development, TuHURA cannot determine with certainty the timing of the initiation, duration or costs of future clinical trials and preclinical studies of product candidates. Clinical and preclinical development timelines, the probability of success and the amount of development costs can differ materially from expectations. TuHURA anticipates that it will make determinations as to which product candidates and development programs to pursue and how much funding to direct to each product candidate or program on an ongoing basis in response to the results of ongoing and future preclinical studies and clinical trials, regulatory developments and TuHURA’s ongoing assessments as to each product candidate’s commercial potential. In addition, TuHURA cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect TuHURA’s development plans and capital requirements.

TuHURA’s future clinical development costs may vary significantly based on factors such as:

•	per-patient trial costs;

•	the number of trials required for regulatory approval;

•	the number of sites included in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;

•	the number of patients that participate in the trials;

•	the number of doses that patients receive;

•	the drop-out or discontinuation rates of patients;

•	potential additional safety monitoring requested by regulatory agencies;

•	the phase of development of the product candidate; and

•	the efficacy and safety profile of the product candidate.

Acquired In-Process Research and Development (“IPR&D”)

Acquired in-process research and development expenses consist of existing research and development projects at the time of the acquisition. Projects that qualify as IPR&D assets represent those that have not yet reached technological feasibility and have no alternative future use. TuHURA acquisitions of assets have included IPR&D assets that had not yet reached technological feasibility and had no alternative future use, which resulted in a write-off of these IPR&D assets to acquired in-process research and development expenses in our consolidated statement of operations.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and employee-related costs, including stock-based compensation, for personnel in TuHURA’s executive, finance, and other administrative functions. Other significant costs include facility related costs, legal fees relating to intellectual property and corporate matters, professional fees for accounting and consulting services and insurance costs. TuHURA anticipates that its general and administrative expenses will increase in the future to support TuHURA’ continued research and development activities, and, if any product candidates receive marketing approval, commercialization activities. TuHURA also anticipates increased expenses related to audit, legal, regulatory, and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums and investor relations costs associated with operating as a public company.

Other Income (Expense)

Other income (expense) consists of interest income on our cash and cash equivalents, interest expense on borrowings under our convertible note agreements, and non-cash changes in the fair value of our derivative liability associated with the make-whole premium on our convertible notes. Other income (expense) also included grant income from our NIH-funded research grants completed in May 2023, employee retention tax credit for companies with employees affected during the COVID-19 pandemic, and forgiveness of a paycheck protection program loan in April 2022.

Results of Operations

Comparisons for the Three Months Ended March 31, 2024, and March 31, 2023

The following table summarizes TuHURA’s results of operations for each period presented:

	Period Ended March 31,
	2024	2023	Change
	(in thousands)
Operating expenses:
Research and development expenses	$3,589	$1,618	$1,971
Acquired in process research and development (“IPR&D”)	—	16,200	(16,200)
General and administrative expenses	1,017	924	93

Total operating expenses	4,606	18,742	(14,136)
Loss from operations	(4.606)	(18,742)	(14,136)
Other income (expense)	—
Interest expense	(255)	—	(255)
Interest income	7	34	(27)
Change in fair value of derivative liability	12	—	12

Total other income (expense)	(236)	34	(270)

Net loss	$(4,842)	$(18,708)	$(13,866)

Research and Development Expenses. The following table summarizes TuHURA’s research and development expenses by program for each period presented:

	Period Ended March 31,
	2024	2023	Change
	(in thousands)
Direct program costs:
IFx-2.0	$2,289	$568	$1,721
Preclinical research costs	212	90	122
Indirect program costs:
Personnel and facilities related costs	1,088	960	128

Total research and development expenses	$3,589	$1,618	$1,971

Research and development expenses were $3.6 million and $1.6 million for the three months ended March 31, 2024, and 2023, respectively. The increase of $2.0 million related to the following.

•	an increase of approximately $1.8 million due to ongoing clinical development of IFx-2.0;

•	an increase of $0.1 million due to preclinical research of IFx-3.0 and MDSCs; and

•	an increase of $0.1 million in facilities, salary and personnel related costs.

Acquired in process research and development (“IPR&D”). On January 26, 2023, TuHURA acquired certain assets of TuHURA Biopharma, Inc., for $1.2 million in cash and 22.7 million common shares. The common shares issued to TuHURA have an estimated fair market value of $15.0 million. TuHURA performed the “screen test” and determined that substantially all of the fair value of the gross assets acquired in the TuHURA Biopharma acquisition is concentrated in a single identifiable asset or group of similar identifiable assets. As such, the TuHURA Biopharma acquisition has been accounted for as an asset acquisition. As the underlying asset is in-process research and development, TuHURA immediately expensed the entire $16.2 million purchase price for the year ended December 31, 2023, in accordance with FASB ASC Topic 730.

General and Administrative Expenses. General and administrative expenses were $1.0 million and $0.9 million for the three months ended March 31, 2024, and 2023, respectively. The increase of $0.1 million was primarily due to legal fees associated with the TuHURA Biopharma Inc. asset acquisition.

Interest Expense. During various dates from December 2023 to March 2024, as part of the TuHURA Note Financing, TuHURA issued convertible notes totaling $7,588,000. The convertible notes included interest at 20% per annum.

Interest Income. For the three months ended March 31, 2024 and 2023, interest income was earned on deposits at two regional banks.

Change in fair value of derivative liability. For the three months ended March 31, 2024, there was a gain of less than $0.01 million associated with the bifurcated embedded derivative liability related to the make-whole premium on the convertible notes.

Comparisons for the Year Ended December 31, 2023, and December 31, 2022

	Year Ended December 31,		Change
	2023	2022
	(in thousands)
Operating expenses:
Research and development expenses	$9,402	$7,929	$1,473
Acquired in process research and development (“IPR&D”)	16,218	—	16,218
General and administrative expenses	4,145	2,005	2,140

Total operating expenses	29,765	9,934	19,831
Loss from operations	(29,765)	(9,934)	19,831
Other income (expense)
Forgiveness of Paycheck Protection Program loan	—	294	(294)
Employee retention tax credit	334	—	334
Grant income	42	215	(173)
Interest expense	(19)	—	(19)

Interest income	90	57	33

Total other income (expense)	447	566	(119)

Net loss	$(29,318)	$(9,368)	$19,950

Research and Development Expenses. The following table summarizes TuHURA research and development expenses by program for the periods presented:

	Year Ended December 31,		Change
	2023	2022
	(in thousands)
Direct program costs:
IFx-2.0	$5,680	$4,855	$825
Preclinical research costs	316	369	(53)
Indirect program costs:
Personnel and facilities related costs	3,406	2,705	701

Total research and development expenses	$9,402	$7,929	$1,473

Research and development expenses were $9.4 million and $7.9 million for the years ended December 31, 2023, and 2022, respectively. The increase of $1.5 million was related to the following.

•	an increase of approximately $0.8 million due to ongoing clinical development of IFx-2.0;

•	a decrease of less than $0.1 million due completion of NIH-funded research; and

•	an increase of $0.7 million in facilities, salary and personnel related costs.

Acquired in process research and development (“IPR&D”). On January 26, 2023, TuHURA acquired certain assets of TuHURA Biopharma, Inc., for $1.2 million in cash and 22.7 million common shares. The common shares issued to TuHURA have an estimated fair market value of $15.0 million. TuHURA performed the “screen test” and determined that substantially all of the fair value of the gross assets acquired in the TuHURA Biopharma acquisition is concentrated in a single identifiable asset or group of similar identifiable assets. As such, the TuHURA Biopharma acquisition has been accounted for as an asset acquisition. As the underlying asset is in-process research and development, TuHURA immediately expensed the entire $16.2 million purchase price for the year ended December 31, 2023, in accordance with FASB ASC Topic 730.

General and Administrative Expenses. General and administrative expenses were $4.1 million and $2.0 million for the years ended December 31, 2023, and 2022, respectively. The increase of $2.1 million was primarily due to legal fees associated with the TuHURA Biopharma Inc. asset acquisition and proposed merger with CohBar, Inc. which was terminated in accordance with its terms in November 2023.

Forgiveness of Paycheck Protection Program Loan. TuHURA received loan proceeds under the Paycheck Protection Program of $0.3 million and was forgiven in April 2022.

Employee Retention Tax Credit. The IRS provides a refundable tax credit for businesses that had employees and were affected during the COVID-19 pandemic. In October 2022, TuHURA applied for a credit under this program through ADP Totalsource, which manages the TuHURA payroll and benefits. In May 2023, TuHURA received a letter from ADP Totalsource that the credit will be $0.3 million.

Grant Income. Grant income was $0.04 million and $0.2 million for the years ended December 31, 2023 and December 31, 2022, respectively. In April 2021, TuHURA received approval from the Department of Health and Human Services for a $0.4 million grant to study cervical cancer and received reimbursements for related expenses associated with the grant in these years. TuHURA received the final payment under this grant in May 2023.

Interest Expense. In December 2023, as part of the TuHURA Note Financing, TuHURA issued convertible notes totaling $2,685,000. The convertible notes included interest at 20% per annum.

Interest Income. For the year ended December 31, 2023 and 2022, interest income was earned on deposits at two regional banks.

Liquidity and Capital Resources

TuHURA has incurred net losses and negative cash flows from operations since TuHURA’s inception and anticipates it will continue to incur net losses for the foreseeable future. TuHURA incurred net losses of $29.3 million and $9.4 million for the years ended December 31, 2023, and 2022, respectively, and used $12.0 million and $7.5 million of cash from TuHURA’s operating activities for the years ended December 31, 2023, and 2022, respectively. As of December 31, 2023, TuHURA had an accumulated deficit of $88.5 million. The $29.3 million loss for the year ended December 31, 2023, included the expensing of the entire $16.2 million purchase price for the assets of TuHURA Biopharma, Inc., of which $15 million was paid in the form of TuHURA Common Stock.

As of March 31, 2024, TuHURA had cash and cash equivalents of $4.5 million.

Sources of Liquidity

To date, TuHURA has financed its operations principally through private placements of TuHURA’s common and preferred stock and issuance of convertible notes.

Series A Preferred Stock Financing

In August 2017 through April 2018, TuHURA issued an aggregate of 33,186,952 shares of its Series A Preferred Stock at a purchase price of $0.52 per share for aggregate net proceeds of $15.6 million. There were 15,976,413 common stock warrants associated with these preferred shares.

Series A-1 Preferred Stock Financing

From October 2020 to October 2021, TuHURA issued an aggregate of 14,288,076 shares of its Series A-1 Preferred Stock at a purchase price of $0.66 per share for aggregate consideration of $9,430,000. There were 6,468,026 common stock warrants associated with these preferred shares.

Series B Preferred Stock Financing

From June through August 2022, TuHURA issued Series B preferred shares and received $16.6 million for 25,153,030 Series B shares at a purchase price of $0.66 along with 18,864,773 warrants that are exercisable at a fixed price of $0.66.

Prior Convertible Note Financing

From May 2019 through December 2020, TuHURA issued $4,995,000 aggregate principal amount of convertible notes, which bear interest at the rate of 10% per annum.

On February 24, 2021, a majority of note holders elected to voluntarily convert their notes under the terms of a non-qualified financing in the Note. This forced a conversion of all Notes into preferred shares. The conversion price was set by the same terms offered in the non-qualified financing. As a result, the $4,995,000 Note principal plus $277,000 accrued interest was converted into 7,988,169 Series A-1 preferred shares at $0.66 a share. There were 3,765,851 common stock warrants associated with this conversion.

TuHURA Note Financing

On April 2, 2024, TuHURA completed a private placement under which it offered and sold convertible promissory notes (the “TuHURA Notes”) to approximately 40 accredited investors during the period from December 2023 through April 2, 2024 (the “TuHURA Note Financing”). In the transaction, TuHURA received subscriptions for an aggregate principal amount of $31,253,000 of TuHURA Notes, of which $18,470,500 in aggregate subscriptions were funded as of April 30, 2024, and with the remaining balance required to be funded on various dates through the Closing under the applicable subscription agreements with certain investors. The initial closing under the TuHURA Note Financing occurred on December 11, 2023. An aggregate of $7,588,000 of TuHURA Notes were offered and sold from December 2023 to March 31, 2024.

The TuHURA Notes are general unsecured obligations of TuHURA that have a maturity date of December 11, 2025, and that bear interest at a rate of 20% per annum, simple interest. The TuHURA Notes contain a make-whole provision under which, upon payment or conversion of the TuHURA Notes, the holders of the notes will receive additional interest equal to the amount of interest that would have accrued through the first anniversary of the initial closing of the TuHURA Note Financing (if the notes are paid or converted prior to such first anniversary), through the 18-month anniversary of the initial closing (if the notes are paid or converted on or after the first anniversary and before the 18-month anniversary), or though the maturity date (if the notes are paid or converted after the 18-month anniversary of the initial closing). The TuHURA Notes provide that, immediately prior to the completion of the Merger, all principal and accrued and unpaid interest and make-whole amounts under the notes will automatically convert into shares of TuHURA Common Stock at a conversion price $0.68 per share of TuHURA Common Stock. In the event that the Merger is not completed, the TuHURA Notes would convert upon an alternative merger transaction or initial public offering that occurs prior to the maturity date of the TuHURA Notes, if any.

In the TuHURA Note Financing, the investors that purchased at least $4.0 million in principal amount of TuHURA Notes, together with their affiliates, were issued warrants to purchase an aggregate of 18,797,794 additional shares of TuHURA Common Stock (the “TuHURA Common Warrants”). The TuHURA Common Warrants have an exercise price of $1.02 per share of TuHURA Common Stock and have an expiration date of three years following the respective issue dates of the warrants. The TuHURA Common Warrants are exercisable at any time prior to the expiration date of the warrants, and the warrants are exercisable for cash and, at such time as there is no registration statement covering the resale of the shares issuable upon the exercise of the warrants, on a cashless basis. The TuHURA Common Warrants contain customary adjustments to the exercise price and number of underlying warrant shares by reason of stock splits, stock dividends, reverse stock split, and the like.

In connection with the TuHURA Note Financing, TuHURA issued or will issue an aggregate of 336,824 shares of TuHURA Common Stock to a placement agent for the private placement.

Cash Flows

The following table sets forth a summary of the net cash flow activity for the three months ended March 31, 2024 and 2023, respectively:

	Three Months Ended March 31,
	2024	2023
	(in thousands)
Net cash provided by (used in):
Operating activities	$(3,834)	$(3,233)
Investing activities	—	(1,200)
Financing activities	4,631	—

Net increase (decrease) in cash	$797	$(4,433)

Operating Activities

Net cash used in operating activities was $3.8 million and $3.2 million for the three months ended March 31, 2024 and 2023, respectively. The $0.6 million increase in cash used during the three months ended March 31, 2024 was due to increases in research and development expenses associated with preclinical, clinical, regulatory, and drug product in TuHURA’s portfolio and general and administrative expenses associated with legal fees in acquisition related matters.

Investing Activities

Net cash used in investing activities was approximately $0 million and $1.2 million for the three months ended March 31, 2024 and 2023, respectively. On January 26, 2023 TuHURA acquired certain assets of TuHURA Biopharma, Inc. for $1.2 million in cash and 22.7 million common shares. The cash component of the transaction is considered an investing activity. The entire transaction was valued at $16.2 million.

Financing Activities

Net cash provided by financing activities was $4.6 million for the three months ended March 31, 2024, which consisted of net proceeds from convertible notes issued as part of the TuHURA Note Financing.

Funding Requirements

Prior to the Merger, TuHURA expects to receive gross proceeds of approximately $31.3 million from the TuHURA Note Financing. Upon the closing of the Merger, TuHURA expects to incur additional costs associated with operating as a public company. In addition, TuHURA anticipates that it will need substantial additional funding in connection with its continuing operations. TuHURA believes that its existing cash and cash equivalents, together with the estimated net proceeds from the TuHURA Note Financing, will be sufficient to meet its anticipated cash requirements through the end of 2025.

However, TuHURA’s forecast of the period through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. Management based projections of operating capital requirements on TuHURA’s current operating plan, which includes several assumptions that may prove to be incorrect, and TuHURA may deplete its available capital resources sooner than management expects. TuHURA’s future capital requirements will depend on many factors, including:

•	the initiation, progress, timing, costs and results of drug discovery, preclinical studies and clinical trials of IFx-Hu2.0, IFx-Hu3.0 and any other future product candidates;

•	the costs associated with hiring additional personnel and consultants as TuHURA’s preclinical and clinical activities increase;

•	the outcome, timing and costs of seeking regulatory approvals;

•	the cost of manufacturing IFx-Hu2.0 and IFx-Hu3.0 and future product candidates for clinical trials in preparation for marketing approval and in preparation for commercialization;

•	the emergence of competing therapies and other adverse market developments;

•	the ability to establish and maintain strategic licensing or other arrangements and the financial terms of such agreements; and

•	the costs of operating as a public company.

Until such time, if ever, as TuHURA can generate substantial product revenues to support its capital requirements, TuHURA expects to finance its cash needs through a combination of public or private equity offerings, debt financings, collaborations and licensing arrangements or other capital sources. To the extent that TuHURA raises additional capital through the sale of equity or convertible debt securities, the ownership interest of TuHURA’s stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of TuHURA’s Common Stock. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If TuHURA raises funds through collaborations, or other similar arrangements with third parties, TuHURA may need to relinquish valuable rights to its product candidates, future revenue streams or research programs or may have to grant licenses on terms that may not be favorable to it and/or may reduce the value of TuHURA’s Common Stock. If TuHURA is unable to raise additional funds through equity or debt financings as and when needed, TuHURA may be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market its product candidates even if TuHURA would otherwise prefer to develop and market such product candidates themselves.

Critical Accounting Policies and Significant Judgments and Estimates

TuHURA’s management’s discussion and analysis of its financial condition and results of operations is based on its financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires TuHURA to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in TuHURA’s financial statements. On an ongoing basis, TuHURA evaluates its estimates and judgments, including those related to accrued expenses and stock-based compensation. TuHURA bases its estimates on historical experience, known trends and events, and various other factors that TuHURA believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. TuHURA’s actual results may differ from these estimates under different assumptions or conditions. While TuHURA’s significant accounting policies are described in more detail in Note 2 of its financial statements appearing elsewhere in this proxy statement/prospectus, TuHURA believes the following accounting policies and estimates to be most critical to the preparation of its financial statements.

Accrued Research and Development Expenses

As part of the process of preparing TuHURA’s financial statements, TuHURA is required to estimate its accrued expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with TuHURA’s personnel to identify services that have been performed on TuHURA’s behalf and estimating the level of service performed and the associated cost incurred for the service when TuHURA has not yet been invoiced or otherwise notified of the actual cost. TuHURA makes estimates of its accrued expenses as of each balance sheet date based on facts and circumstances known to it at that time. TuHURA periodically confirms the accuracy of its estimates with the service providers and adjusts, if necessary. The significant estimates in TuHURA’s accrued research and development expenses include the costs incurred for services performed by its vendors in connection with research and development activities for which TuHURA has not yet been invoiced.

TuHURA bases its expenses related to research and development activities on its estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on TuHURA’s behalf. The financial terms of these agreements are subject to negotiation, vary from contract-to-contract and may result in uneven payment flows. There may be instances in which payments made to TuHURA’s vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, TuHURA estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from TuHURA’s estimate, TuHURA adjusts the accrual or prepaid expense accordingly. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although TuHURA does not expect its estimates to be materially different from amounts actually incurred, if TuHURA’s estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in TuHURA reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between TuHURA’s estimates of such expenses and the amounts actually incurred.

Stock-Based Compensation Expense

Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. TuHURA estimates the fair value of equity awards using the Black-Scholes option pricing model and recognizes forfeitures as they occur. Estimating the fair value of equity awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of variables, including the risk-free interest rate, the expected stock price volatility, the expected term of stock options, the expected dividend yield and the fair value of the underlying common stock on the date of grant. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. See Note 2 of TuHURA’s financial statements included elsewhere in this proxy statement/prospectus for information concerning certain of the specific assumptions TuHURA used in applying the Black-Scholes option pricing model to determine the estimated fair value of TuHURA’s stock options granted.

Common stock valuations

TuHURA is required to estimate the fair value of the common stock underlying its equity awards when performing fair value calculations. The fair value of the common stock underlying its equity awards was determined on each grant taking into account input from management and taking into account the pricing offered in TuHURA’s equity raises. All options to purchase shares of TuHURA’s Common Stock are intended to be granted with an exercise price per share no less than the fair value per share of TuHURA’s Common Stock underlying those options on the date of grant, based on the information known to TuHURA on the date of grant. In the absence of a public trading market for TuHURA’s Common Stock, on each grant date TuHURA develops an estimate of the fair value of its common stock in order to determine an exercise price for the option grants. TuHURA’s determinations of the fair value of its common stock were made by considering the prices of preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of TuHURA’s preferred stock relative to those of its common stock.

In determining the fair value of TuHURA’s Common Stock underlying stock option grants for the years ended December 31, 2023 and the three months ended March 31, 2024, TuHURA used the market approach by reference to the closest round of equity financing, preceding the date of valuation and analysis of the trading values of publicly traded companies deemed comparable to TuHURA.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued and adopted accounting pronouncements that may potentially impact TuHURA’s financial position and results of operations is disclosed in Note 2 to TuHURA’s financial statements appearing elsewhere in this proxy statement/prospectus.

Off-Balance Sheet Arrangements

During the periods presented, TuHURA did not have, nor does it currently have, any off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures about Market Risk

TuHURA is exposed to market risks in the ordinary course of its business. These risks primarily include interest rate risks and inflation risks. Periodically, TuHURA maintains deposits in accredited financial institutions in excess of federally insured limits. TuHURA deposits its cash in financial institutions that it believes has high credit quality and have not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Interest Rate Risk

TuHURA’s cash consists of cash in readily-available checking accounts. TuHURA may also invest in short-term money market fund investments. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations in interest income have not been significant.

Inflation Risk

Inflation generally affects TuHURA by increasing its cost of labor and research and development contract costs. TuHURA does not believe inflation has had a material effect on its results of operations during the periods presented.

CERTAIN TUHURA RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with TuHURA’s directors and executive officers, including those discussed in the sections titled “Management After the Merger” and “TuHURA Executive Compensation,” in this proxy statement/prospectus, the following is a description of each transaction involving TuHURA since January 1, 2022 and each currently proposed transaction in which:

•	TuHURA has been or is to be a participant;

•	the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of TuHURA’s total assets at year-end for the last two completed fiscal years, as applicable; and

•

any of TuHURA’s directors, executive officers or holders of more than 5% of TuHURA’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Consulting Agreements

On July 1, 2021, in connection with Dr. Bianco becoming CEO, Dr. Michael Lawman and Dr. Patricia Lawman ceased to be employees and officers of TuHURA and an entity (the “Consultant”) that they own became a consultant and entered into a consulting agreement, as amended by that certain amendment dated February 14, 2022, with TuHURA for a period beginning July 1, 2021 through December 31, 2023, unless earlier terminated. Dr. Patricia Lawman and Dr. Michael Lawman served as directors of TuHURA during its fiscal years ended December 31, 2022 and 2023. Through this consulting agreement, TuHURA paid to the Consultant an annual fee of $533,000 and Dr. Michael Lawman and Dr. Patricia Lawman provided services as consultants to TuHURA. During the term of the consulting agreement, the Consultant was reimbursed for all reasonable and necessary business expenses that Consultant incurred while performing the services, including reimbursement related to continued coverage under the Consolidated Omnibus Budget Reconciliation Act. TuHURA reimbursed a total of $21,747 and $14,720 for COBRA costs in 2023 and 2022, respectively. Additionally, Consultant was granted stock options in the same amount and on the same terms as executive officers of TuHURA were granted stock options during the term of the agreement. In April 2023, Dr. Michael Lawman was granted options to purchase 240,000 shares of TuHURA Common Stock and Dr. Patricia Lawman was granted options to purchase 293,000 shares of TuHURA Common Stock. This consulting agreement expired on December 31, 2023 pursuant to its contractual term.

On March 18, 2024, TuHURA entered into a consulting agreement with Dr. Patricia Lawman in her individual capacity, for consulting services related to clinical strategy, technical consulting and other support systems related to TuHURA’s IFx-2.0 and IFx-3.0 clinical products. Through this consulting agreement, TuHURA pays Dr. Patricia Lawman $500 per hour for such services, with a total monthly fee not to exceed $25,000. This consulting agreement with Dr. Patricia Lawman terminates on April 1, 2025 unless otherwise extended by the parties.

Notes Receivable

On June 13, 2022, Dr. James Bianco, the President, Chief Executive Officer and a director of TuHURA executed and delivered to TuHURA a note in the principal amount $100,000 to evidence loans made to him by the company. These notes carried an interest rate of 3.0% per annum simple interest and were to be due and payable at the earlier of March 31, 2023 or the date of a Qualified Termination (as defined in the note), provided that if a Milestone Event (as defined in the note) occurs before the maturity date, then the principal and interest under the note will be waived and forgiven. In May 2023, TuHURA entered into a payoff letter with Dr. Bianco, pursuant to which all outstanding principal and interest under the note was offset and deducted from Dr. Bianco’s cash bonus earned for fiscal year 2022 and the note was deemed forgiven.

Acquisition of Certain Assets of TuHURA Biopharma, Inc.

On January 26, 2023, TuHURA (f/k/a Morphogenesis, Inc.) acquired certain assets of TuHURA Biopharma, Inc., for $1.2 million in cash and 22.7 million shares of TuHURA Common Stock pursuant to that certain Asset Purchase Agreement by and between TuHURA BioPharma, Inc. and TuHURA, dated January 26, 2023. Dr. Bianco, President, Chief Executive Officer, and a director of TuHURA, was also the Chief Executive Officer and majority shareholder of TuHURA Biopharma, Inc. at the time of the acquisition of certain of its assets by TuHURA.

TuHURA Note Financing

On April 2, 2024, K&V Investment One, LLC (“K&V Investment”), the largest holder of TuHURA’s Series B Preferred Stock and holder of more than 5% of the fully diluted capital stock of TuHURA, participated in the TuHURA Note Financing and executed and delivered to TuHURA a subscription agreement, for $10.0 million in TuHURA convertible notes (the “K&V Investment Note”).

The K&V Investment Note is convertible into 17,647,059 shares of TuHURA Common Stock, subject to the terms therein. K&V Investment’s subscription agreement provided for the initial funding of $500,000 on April 2, 2024, with the remaining $9.5 million to be delivered on or before August 22, 2024. In addition, and in connection with the TuHURA Note Financing, TuHURA issued a warrant to K&V Investment to purchase 7,352,941 shares of TuHURA Common Stock.

TuHURA Series A Warrant Extension

Dr. Kiran Patel, a Series A Preferred stockholder and director of TuHURA, and CA Patel F&F Investments, LLC and KP Biotech Group, LLC, limited liability companies that Dr. Kiran Patel is the manager of (the “Dr. K Entities”) and are Series A Preferred stockholders, accepted the TuHURA Warrant Extension offer and each of Dr. Kiran Patel and the Dr. K Entities entered into a TuHURA Warrant Amendment, to be effective as of August 9, 2024, to extend the Expiration Date of the Series A Warrants held by Dr. Kiran Patel and the Dr. K Entities for a period of six (6) months to February 12, 2024. Dr. K and the Dr. K Entities hold in the aggregate 5,528,846 Series A Warrants to purchase TuHURA Common Stock.

INFORMATION ABOUT KINTARA

Background

Kintara Therapeutics, Inc. is a clinical stage, biopharmaceutical company focused on the development and commercialization of new cancer therapies.

We are the parent company of Del Mar (BC), a British Columbia, Canada corporation, and Adgero. We are also the parent company to Callco and Exchangeco, which are British Columbia, Canada corporations. Callco and Exchangeco were formed to facilitate the Reverse Acquisition that occurred in 2013.

References in this section to “we,” “us,” and “our,” refer to Kintara and our wholly-owned subsidiaries, Del Mar (BC), Adgero, Adgero Biopharmaceuticals, Inc. (“Adgero Bio”), Callco, and Exchangeco.

We are dedicated to the development of novel cancer therapies for patients with unmet medical needs. Our mission is to benefit patients by developing and commercializing anti-cancer therapies for patients whose solid tumors exhibit features that make them resistant to, or unlikely to respond to, currently available therapies, with particular focus on orphan cancer indications.

Our lead candidate is REM-001, a late-stage photodynamic therapy (“PDT”) for the treatment of cutaneous metastatic breast cancer (“CMBC”). PDT is a treatment that uses light sensitive compounds, or photosensitizers, that, when exposed to specific wavelengths of light, act as a catalyst to produce a form of reactive oxygen that induces local tumor cell death. We are currently conducting a 15-patient NIH-sponsored and funded open label study of REM-001 in CMBC designed to test a 0.8 mg dose as well as optimize the study design in advance of a Phase 3 trial initiation (the “REM-001 Study”). The combined company plans to continue the current 15-patient REM-001 Study and expects that, once 10 patients are enrolled and tracked in the study to determine whether a lower dose of REM-001 has an acceptable safety profile and elicits a treatment effect similar to that seen in prior REM-001 studies, the combined company will continue the study and enroll all 15 patients. Upon the completion of the REM-001 Study, the combined company expects to review the results of the REM-001 Study with respect to safety and clinical response and evaluate the risks and benefits of advancing the REM-001 program, which, if advanced, would likely involve a development and commercialization partnership with an established pharmaceutical company or a potential sale of the program assets.

Recent Highlights

•

Effective July 1, 2023, we were awarded a $2.0 million grant from the National Institutes of Health (“NIH”) to be received over a two-year period as expenses are incurred. The grant from the NIH will fund the majority of expenses related to the REM-001 CMBC 15-patient clinical study.

•

On September 20, 2023, the Nasdaq Staff notified us that we did not comply with the Stockholders’ Equity Requirement (the “Notice”). Pursuant to the Notice, we submitted a plan to regain compliance and received an extension of 180 calendar days from the date of the Notice, or March 18, 2024, to evidence compliance and to maintain compliance through December 31, 2024. On February 26, 2024, the Company received a letter from Nasdaq stating that the Company had regained compliance with the Stockholders’ Equity Requirement.

•

On October 31, 2023, we announced preliminary topline results for VAL-083, a DNA-targeting agent intended to treat drug-resistant solid tumors such as glioblastoma (“GBM”) and potentially other smaller tumors, from the Glioblastoma Adaptive Global Innovative Learning Environment (“GBM AGILE”) study. VAL-083 did not perform better than the current standards of care in glioblastoma and the preliminary safety data was similar to that of the current standards of care used to treat glioblastoma. As a result, we terminated the development of VAL-083 and have turned our focus to our REM-001 program.

•	On December 13, 2023, the Nasdaq staff notified us that we did not comply with the Minimum Bid Price Requirement. On June 12, 2024, the Nasdaq staff notified Kintara that Kintara is eligible for and has been granted an extension of 180 calendar days, or until December 9, 2024, to regain compliance for a minimum of ten consecutive business days.

•	In December 2023, we announced that our Board of Directors has initiated a process to explore and review a range of strategic alternatives focused on maximizing stockholder value.

•

On February 12, 2024, we announced the initiation of the above-referenced open label 15-patient REM-001 Study in CMBC patients which is evaluating REM-001 (the “REM-001 Study”), a second-generation PDT photosensitizer agent, and is designed to test the 0.8 mg dose as well as optimize the study design in advance of a Phase 3 trial initiation. The primary endpoint in the study is Best Overall Objective Response Rate (“bORR”) (complete response or partial response) of the target treatment fields at any time from treatment up to, and including, week 24. The majority of the costs to run this study will be covered by the $2.0 million Small Business Innovation Research grant Kintara was awarded from the NIH.

•

On April 3, 2024, we announced that we had entered into the Merger Agreement. Pursuant to the terms of the Merger, shareholders of TuHURA will receive shares of our common stock. Our existing stockholders will receive CVRs, entitling them to receive shares of our common stock upon achievement of enrollment of a minimum of 10 patients in the REM-001 Study, with such patients each completing 8 weeks of follow-up on or before December 31, 2025. Under the terms of the Merger Agreement, on a pro forma basis, our stockholders post-merger are expected to collectively own approximately 2.85%, or approximately 5.45% including the shares underlying the CVR, of the common stock of the post-merger combined company on a fully-diluted basis. The transaction is expected to close in the third calendar quarter of 2024 and remains subject to stockholder and regulatory approval.

Upcoming Clinical Milestones (subject to available financing)

As a result of receiving the NIH grant, we re-initiated our REM-001 program and have opened enrollment at Memorial Sloan Kettering Cancer Center, where we have initiated treatment in a total of 4 patients as of August 7, 2024.

REM-001

Background

Through REM-001, we are developing our photodynamic therapy (“PDT”) for the treatment of rare, unmet medical needs. PDT is a treatment that uses light sensitive compounds, or photosensitizers, that, when exposed to specific wavelengths of light, act as catalysts to produce a form of oxygen that induces local tumor cell death. REM-001 consists of three parts: the laser light source, the light delivery device, and the REM-001 drug product (collectively, the “REM-001 Therapy”). REM-001 consists of an active pharmaceutical ingredient (“API”) in a lipid formulation. The REM-001 API is SnET2 (“tin ethyl etiopurpurin”) which is a second-generation PDT photosensitizer agent. We believe REM-001 possesses multiple advantages over earlier generation PDT compounds.

Our lead indication for REM-001 is CMBC which is a disease that may strike individuals with advanced breast cancer and for which effective treatment options are limited. In four Phase 2 and/or Phase 3 clinical studies in CMBC patients, primarily targeting patients who had previously received chemotherapy and failed radiation therapy, REM-001 Therapy was able to reduce, or eliminate, a substantial number of the treated CMBC tumors. Specifically, our analysis of the data collected from these studies indicates that in approximately 80% of evaluable tumor sites treated with REM-001 Therapy, there was a complete response; meaning that follow-up clinical assessments indicated no visible evidence of the tumor remaining. We believe clinical data indicates that REM-001 Therapy holds promise as a treatment to locally eliminate, or slow the growth of, treated cutaneous cancerous tumors in this difficult-to-treat patient population.

Numerous approaches have been utilized to treat CMBC patients, including various forms of chemotherapy, radiation therapy, surgical excision, hyperthermia, cryotherapy, electro-chemotherapy, topical drugs, and intra-lesional chemotherapy injections. However, for the most part, we believe that these therapies are often inadequate given the limited efficacy, toxicities and/or side effects of each. We believe our REM-001 Therapy has several advantages for this indication: it can be highly directed to the tumor site, has minimal systemic effects or normal tissue toxicities, can be used in conjunction with other therapies, and can be periodically repeated.

Our REM-001 Therapy product consists of three parts: the DD series laser light source (or equivalent), the ML2-0400 light delivery device (or equivalent) and the drug REM-001. In use, REM-001 is first administered by intravenous infusion and allowed to distribute within the body and be taken up by the tumors. Tumors are then illuminated with light using the light delivery device, which is attached to the laser light source, so that the accumulated REM-001 can be activated for the desired clinical effect.

As a result of our review of the historical data, we submitted questions to the U.S. Food and Drug Administration (“FDA”) under a Type C format to review the technology and results and determine the anticipated requirements for regulatory approval. On March 3, 2017, we received the FDA’s written response to these questions. Based on that response, we have successfully manufactured REM-001 and developed light delivery devices for our planned 15-patient Phase 2 study. We received a Study May Proceed letter from the FDA for our 15-patient study on August 9, 2022.

On October 19, 2022, we announced that the REM-001 program in CMBC was paused to conserve cash which will be used to support the funding of the GBM AGILE Study. Effective July 1, 2023, the Company was awarded a two-year $2,000 Small Business Innovation Research grant from the National Institutes of Health to support the clinical development of REM-001 for the treatment of CMBC. The grant will be received in tranches of approximately $1,250 for the period July 1, 2023, to June 30, 2024, and approximately $750 for the period July 1, 2024, to June 30, 2025. As a result of receiving the grant, we have re-initiated the REM-001 program and have opened enrollment at Memorial Sloan Kettering Cancer Center, where we have initiated treatment in a total of 4 patients as of August 7, 2024.

REM-001 Regulatory Filings

On August 9, 2022, we announced that we received a Study May Proceed letter from the FDA to begin our 15-patient study evaluating REM-001 PDT for the treatment of CMBC. The FDA has granted us Fast Track Designation (“FTD”) for REM-001 in CMBC.

Clinical Development Plans

CMBC

Our plan is to conduct an initial open-label, 15-patient study in CMBC to confirm planned dose and optimized study design followed by a Phase 3 clinical study in CMBC. At this time, we estimate the necessary pivotal study design will be a Phase 3 multi-center study that would enroll CMBC patients who have received prior radiation therapy and chemotherapy.

Our plan is to use new lasers that are functionally equivalent to the lasers used in previous studies. Our laser is a portable solid-state diode laser system that is intended for use in PDT as the source of photoactivation of Rostaporfin for the treatment of subjects with cutaneous cancer lesions. Our laser system consists of the Kintara

665 laser with a fiber-coupled illuminator. In the case of cutaneous treatment, such as with CMBC, the light delivery device consists of an optical fiber which has a modified end to allow it to deliver a uniform light treatment field to the tumor. We have had clinical light delivery devices built by a contract medical device manufacturer using the previous basic design and tested to the same performance specifications as used previously.

REM-001 Regulatory Filings

REM-001 is a light activated photosensitizer drug used in PDT. During light activation, photosensitizer drugs act as a catalyst and absorb light energy which they transfer to surrounding oxygen-containing molecules to create reactive oxygen species (“ROS”). ROS can initiate various biological mechanisms of action:

•

Apoptosis—Certain photosensitizer drugs associate with the cells’ mitochondria. When light activated, these drugs generate ROS that alter mitochondria membrane permeability to allow the release of activators that initiate a programmed cell death process known as apoptosis. Apoptosis is a desirable means of inducing tumor cell death as it is the body’s natural mode for eliminating damaged cells.

•	Necrosis—At higher doses these photosensitizer-generated ROS can overwhelm a cell and induce cellular necrosis.

•

Anti-angiogenesis—As they grow, tumors develop their own micro-vasculature network. ROS can be used to create permeability in these micro-vessels which reduces their effectiveness and cuts off the tumor’s blood supply.

REM-001 is a second-generation photosensitizer drug designed with the following attributes to overcome several of the shortcomings of earlier, first generation photosensitizer drugs:

•	It is activated with longer wavelength, deeper penetrating light;

•	It has a stronger light absorption coefficient;

•	It is a synthetic single molecule; and

•	It causes transient photosensitivity of shorter duration.

REM-001 Safety and Toxicology

PDT carries what we believe is an inherent safety advantage since it uses photosensitizer compounds that are largely inactive except when they are being illuminated by intense light at specific wavelengths. Nevertheless, drug molecules, including photosensitizer molecules, can carry safety or toxicology risks on their own. REM-001 has previously undergone preclinical and clinical studies throughout its development cycle and has undergone certain tests typically required for FDA drug approval. REM-001 has been safely administered to over 1,100 patients in prior clinical studies. Most significantly, REM-001 has been previously reviewed by the FDA as part of the NDA submitted by Miravant Medical Technologies Inc. (“Miravant”) for the use of REM-001 to treat an aspect of AMD, a non-CMBC indication. Following that review, the FDA granted an approvable letter for REM-001 in an aspect of AMD in 2004, with final approval contingent on, among other things, the successful completion of a Phase 3 study. While not definitive, we believe this letter, along with feedback we received from FDA meetings, indicates that it is unlikely that there will be significant safety or toxicology issues associated with REM-001 that would ultimately prevent marketing approval.

Based on our review of previous clinical data of CMBC studies, pain was the most common treatment-related adverse event experienced by patients in these studies. The second most common safety issue experienced with REM-001 was a transient photosensitivity, meaning extended exposure in bright light and direct sunlight should be avoided. Transient photosensitivity occurs with all photosensitizers to some degree. We believe this issue can be addressed by minimizing one’s exposure to bright light and sunlight for two to four weeks after treatment. In general, the potentially treatment-related adverse events observed in these CMBC studies were expected in nature (pain, edema, skin photosensitivity) and severity, and mostly resolved during the course of the studies.

REM-001 Therapy Target Markets

Our development plan for REM-001 Therapy is focused on the treatment of rare unmet needs in cancer, particularly those where the tumor can be accessed with a light delivery fiber device.

CMBC

While most internal cancers can metastasize to the skin, the internal cancer where this most commonly occurs is breast cancer. Radiotherapy is often used as an adjunctive therapy in breast cancer, in part to help prevent the development of local recurrences including CMBC. However, breast cancer survivors may still develop CMBC lesions, even over a decade after their original cancer treatment. In fact, physicians often watch for cutaneous (skin surface) metastases as a sign of breast cancer recurrence. A 2003 meta-analysis of approximately 20,000 cancer patients found that 24% of metastatic breast cancer patients included in the analysis had developed cutaneous metastases, which was the highest rate of skin metastases of any cancer type. Given that approximately 168,000 women in the U.S. suffer from metastatic breast cancer, we believe the prevalence of CMBC may approach 40,000 in the United States. In many cases of CMBC, surgical excision is not possible, so various standard cancer therapies, particularly radiotherapy or chemotherapy, are the first course of treatment. We believe these therapies are inadequate given the well-known dose limiting toxicities, limited efficacy, and/or side effects of each. We are not aware of any prospective clinical studies that have led to FDA approval of a therapy specifically for the treatment of CMBC and we do not expect any to be approved in the near future.

According to a market assessment from Charles River Associates (2018), there is an estimated market opportunity of approximately $500 million for the treatment of CMBC.

Cutaneous Metastatic Cancers

A meta-analysis has shown that approximately five percent of people with internal (non-melanoma, non-lymphatic, non-leukemic) cancers develop cutaneous metastatic tumors in their skin. Based on an estimated incidence of 1,500,000 such internal cancers in the United States, this means that the incidence of such cutaneous metastases is approximately 75,000 with a substantially higher prevalence given the fact that individuals often live with metastatic cancer for years. Regardless of the primary source of the cancer, these cutaneous metastatic tumors often begin as small skin nodules but, as the cancer spreads, more nodules form and can eventually cover large areas of skin. With progression, the tumor field generally becomes more painful as tumors may grow larger and more numerous, ulcerate, bleed and carry a strong odor. Part of our goal is to treat these cutaneous tumors as early as possible to either cause them to be locally eliminated or to slow their growth sufficiently to reduce their late-stage development.

Basal Cell Carcinoma Nevus Syndrome

In addition to the clinical studies that Miravant conducted with REM-001 Therapy in CMBC, it also generated clinical data for patients with BCCNS who developed extensive basal cell carcinoma. BCCNS is a rare but serious condition that is often characterized by the formation of multiple and recurring cutaneous basal cell carcinoma lesions. According to Cancer.net, as of April 2020, approximately 1 in 40,000 individuals in the U.S. have an underlying genetic condition that causes BCCNS and approximately 90% of these have BCCNS and it has been recognized as an orphan indication by FDA. In a previous Phase 1/2 clinical study (CA001B), 14 patients with BCCNS were enrolled and treated with REM-001 Therapy using the same dosing conditions as were used in the CMBC studies. A total of 157 lesions were treated in these patients and showed a 91% overall response rate. This was composed of a 68% complete response rate (no remaining visible evidence of a lesion) and a 23% partial response rate (lesion was reduced in size by more than 50%). In addition, 7% of lesions had stable disease (any increase in lesion size was less than 25%). The various response rates are shown in the graph below and are similar to the results seen in CMBC patients as we would expect. Based on these results we requested, and were granted, an orphan drug designation for SnET2.

Until the FDA approval of the drugs Odomzo (2015) and Erivedge (2012) treatment options for these BCCNS patients were very limited. However, we believe that, based on their package inserts, Odomzo and Erivedge have dose limiting toxicity profiles which are broader in scope than the primarily transient adverse effects observed to-date with REM-001 Therapy. We believe that the potential toxicity limitations related to the existing therapies for BCCNS, plus the positive initial Phase 1/2 data generated in clinical studies with REM-001 Therapy, suggest that REM-001 Therapy could be a viable alternative in treating recurrent basal cell carcinoma in BCCNS patients.

Current and Experimental Treatments for CMBC

As with many cancers, the current standard treatment for CMBC is surgical excision. However, this is often not feasible due to the extent of the tumor field or the condition of the skin, particularly in patients who have had radiation therapy. A number of other therapies have been used on patients with CMBC, including various forms of chemotherapy, radiation therapy, hyperthermia, cryotherapy, electro-chemotherapy, topical drugs and intra-lesional chemotherapy injections. Researchers have also attempted to combine therapies in an effort to improve efficacy. However, we believe that these therapies are often inadequate given the limited efficacy, toxicities and/or side effects of each. The side effects associated with therapies may be particularly difficult for patients who may have already experienced extensive surgery along with a full course of radiation and/or systemic chemotherapy. Also, the fact that CMBC tumors continue to develop following these therapies is a signal that the tumor cells may have developed a resistance to some of these approaches. Based on our discussions with clinicians and literature reviews, and the March 3, 2017 response from FDA, we believe that treatment of unresectable CMBC tumors is a largely unmet medical need, particularly in patients who have already received extensive radiation and chemotherapy.

Clinical Results in CMBC

While we have not conducted any clinical studies, we have undertaken an analysis of the Phase 1 and four Phase 2 and/or Phase 3 CMBC clinical studies done previously with REM-001 Therapy by Miravant. We have concluded that in these studies REM-001 Therapy provided higher tumor response rates than are generally seen with alternative CMBC treatments. However, this program was discontinued in 1998. Our review of clinical records further indicates that following this decision, Miravant continued to monitor patients in the CMBC studies and collected data as required by protocol, but they conducted no further treatment of CMBC patients with REM-001 Therapy. We believe that Miravant primarily chose to discontinue this program in order to focus its REM-001 development efforts on an aspect of “wet” AMD.

Phase 2/3 Studies

After completion of the Phase 1 dose finding study, four Phase 2/3 studies were conducted with REM-001 Therapy for the treatment of CMBC as summarized below. These studies all used the same dosimetry as described above and most of the patients had been previously treated with radiation therapy and chemotherapy. The light delivery devices used in these studies were the ML1-0400 or the functionally equivalent ML2-0400.

The laser light source used in three of the studies was the Miravant DD2 laser and one study used the KTP model laser manufactured by LaserScope. Each study was conducted under the cancer IND using Good Clinical Practices with safety and efficacy data collected accordingly. In connection with our acquisition of the Miravant assets, ownership of that IND has been transferred to us.

The table below summarizes the CMBC Studies. Studies CA008, CA009 and CA019 required that the patients enrolled had received prior radiation therapy. Study CA013 did not have this specific inclusion requirement but our review of the data indicates that at least 50 of the 56 patients in CA013 had received prior radiation therapy. A second difference across the studies is that studies CA008, CA009 and CA019 had a 24-week follow-up period while study CA013 had a 52-week follow-up period. Also, in studies CA008 and CA009 two tumor lesions on each patient were randomly selected as controls and did not receive light activation. CA013 was conducted in Europe by a corporate partner of Miravant. Beyond these differences and those device differences noted above, we believe there were no other substantive differences between the studies and that all studies enrolled similar patients.

Table of Phase 2 and/or 3 CMBC Studies

(Note: SnET2 is now called REM-001)

Trial Title	Phase	Location	Total Patients	Total Patients Previously Treated with Radiotherapy	Included Randomly Selected Control Tumors
CA008: Open-Label Randomized No Treatment Concurrent Controlled Study of Single Dose Tin Ethyl Etiopurpurin (SnET2) Photodynamic Therapy (PDT) in Patients with Advanced Breast Cancer Who Have Failed Radiation Therapy for the Management of Cutaneous Metastatic Breast Carcinoma (24 Week Follow Up)	2/3	U.S.	32	32	Yes
CA009: Open-Label Randomized No Treatment Concurrent Controlled Study of Single Dose Tin Ethyl Etiopurpurin (SnET2) Photodynamic Therapy (PDT) in Patients with Advanced Breast Cancer Who Have Failed Radiation Therapy for the Management of Cutaneous Metastatic Breast Carcinoma (24 Week Follow Up)	2/3	U.S.	36	36	Yes
CA013: Multinational, Open-Label Study of Single Dose Tin Ethyl Etiopurpurin (SnET2) Photodynamic Therapy (PDT) in Patients with Advanced Breast Cancer for the Management of Cutaneous Metastases of Breast Carcinoma (52 Week Follow Up)	2	Europe	56	50	No
CA019: Open-Label Study of Single Dose Tin Ethyl Etiopurpurin (SnET2) Photodynamic Therapy (PDT) In Patients with Advanced Breast Cancer Who Have Failed Radiation Therapy for the Management of Cutaneous Metastatic Breast Carcinoma (24 Week Follow Up)	3	U.S.	25	25	No

The primary endpoints for studies CA008 and CA009 were objective tumor response rate, quality-of-life change, device performance and patient safety. Our review of the tumor response rate and quality-of-life endpoints indicated they were defined as follows:

•

Tumor Response: Measured as paired response difference, as calculated by the percentage of a patient’s evaluable lesions that respond minus the percentage of the patient’s control lesions that respond with this difference averaged over all treated patients.

•

Quality of Life Change: Measured using the Dermatologic Life Quality Index (DLQI, A.Y. Finlay and O.K. Khan, “Dermatology Life Quality Index (DLQI—a simple practical measure for routine clinical use”. Clinical and Experimental Dermatology 1994; 19: 210-2 16) with change measured from baseline measurements.

No significant device failures were observed in either study. Secondary endpoints in CA008 and CA009 were patient disease burden, duration of response and patient pain assessment. Previous analysis indicated, for patients for which data was available, there was a treatment benefit in disease burden (p = 0.0017 for CA008, p = 0.0020 for CA009) and duration of response (p < 0.001 for CA008, not significant in CA009) when comparing treated and control lesions. In terms of pain, there was no significant change in pain in CA008 and a treatment related increase in pain at 4 Weeks post-treatment in CA009. Treatment related pain, particularly during the first month after treatment, was the most commonly reported adverse event and was often treated with analgesics.

Studies CA013 and CA019 used similar endpoints with one notable exception. Tumor Response as Measured by Paired Response was not possible in these studies since this measurement relies on control lesions and CA013 and CA019 did not include controls. Miravant did not conduct an efficacy analysis of these two studies but we have conducted an analysis of the Quality of Life and Clinical Success endpoints used in the pivotal CA008 and CA009 studies. Results from that analysis are shown in the following table:

	Clinical Success			24 Week Quality of Life Change
Study	Eligible Patients (N)	Average Rate of Clinical Success (%)	95% Confidence Interval	Eligible Patients (N)	Mean ± SD	P value
CA013	32	88%	71% - 97%	16	1.3 ±3.6	1.00
CA019	18	83%	45% - 86%	11	2.5 ±4.7	1.00

The most common adverse events seen in these four studies (CA008, CA009, CA013, CA019) were pain and photosensitivity, both of which are expected with this therapy. In the four studies there were a total of 17 SAEs that were judged by investigators to be possibly, probably or definitely related to treatment. None of these were classified by the investigator as life threatening and none resulted in death. Of these 17 SAE’s, eight were related to necrosis of the treated lesions, three were related to treatment field infection, four were treatment related pain, one was a photosensitivity skin reaction and one was an allergic reaction.

We believe that the data from these studies show that REM-001 Treatment is a promising therapy for CMBC. However, because there are no approved therapies for CMBC, we have no basis for comparing these results to existing therapies. Based on the FDA’s March 3, 2017 response, we believe the FDA will view these results as supportive data and our plan is to conduct a new pivotal Phase 3 study to support a new drug application.

The figure below shows the results of this initial preliminary analysis of the clinical data and depicts the percentage of evaluable lesions in each CMBC Study for which there was a complete response (i.e., where all visible clinical evidence of the tumor is gone after treatment with REM-001 Therapy).

VAL-083

On October 31, 2023, we announced preliminary topline results for VAL-083 from the GBM AGILE study. VAL-083 did not perform better than the current standards of care in glioblastoma and the preliminary safety data was similar to that of the current standards of care used to treat glioblastoma. As a result, we terminated the development of VAL-083. On February 13, 2024, we sent an Opt-Out Notice to Valent under the Valent Assignment Agreement whereby we assigned all rights, title, and interest in and to the patents for VAL-083 to Valent. As a result, we granted Valent a non-exclusive, fully-paid, royalty-free, perpetual, worldwide and non-transferable license, subject to limited exceptions. We are entitled to receive royalties from Valent’s subsequent commercialization of VAL-083 equal to 5% of Valent Net Sales (as defined in the Valent Assignment Agreement).

Manufacturing

REM-001

The manufacturing process for the API in REM-001 was developed over a ten-year period and we believe is now well established and suitable for commercial scale production. This process was also included as part of Miravant’s prior NDA for the use of REM-001 to treat an aspect of AMD, which underwent an FDA review where an approvable letter was granted. The final REM-001 drug product is a lipid-based formulation and was previously produced at a commercial scale by a contract manufacturer for use in Miravant’s previous clinical studies and commercialization activities. We do not own or operate manufacturing facilities for the production of REM-001, nor the laser light source, or light delivery device for use with REM-001 Therapy. We are dependent on third-party suppliers and manufacturing organizations for both commercial and clinical study supplies of all of our raw materials, the REM-001 drug substance, drug product and the REM-001 Therapy, laser light source, and light delivery device.

We have engaged a contract manufacturer who has manufactured the starting material for our API, and then manufactured two API lots under GMP. Stability testing of the API lots is ongoing. We have also engaged a contract manufacturer who has manufactured a drug product lot under GMP for use in our planned 15-patient clinical study. With the feedback from the FDA that we could utilize the existing supply of laser systems or devices that were functionally equivalent, an in-depth assessment was made to determine which pathway would be appropriate. It has been determined that the existing lasers that were utilized in the previous clinical studies will not be used in the current clinical studies. We engaged a third-party contract medical device manufacturer who has built new lasers and light-delivery devices. We have also engaged an affiliate of this manufacturer to train the clinical staff in the use of the units, provide regulatory support for the devices, and maintain the devices while being used in the study. We believe there are readily available supplies of all raw materials needed for the manufacture of REM-001 and the related required light device components to satisfy future requirements.

St. Cloud Asset Purchase Agreement

Adgero acquired certain Miravant assets, including the REM-001 Therapy and the associated technology and intellectual property, through an Asset Purchase Agreement with St. Cloud Investments, LLC (“St. Cloud”), dated November 26, 2012, as amended (the “St. Cloud Agreement”). In conjunction with the merger with Adgero which closed on August 19, 2020, we assumed the St. Cloud Agreement. St. Cloud was previously a Miravant creditor and acquired these Miravant assets pursuant to a foreclosure process St. Cloud completed under California law. Pursuant to the terms of the St. Cloud Agreement, we are obligated to make certain payments under the agreement.

As of March 31, 2024, the amounts still to be paid or owed under that agreement are as follows:

•

Upon the earlier of (i) a subsequent equity financing to take place after we conduct a Phase 2B clinical study in which fifty patients complete the study and their clinical data can be evaluated or (ii) the commencement of a clinical study intended to be used as a definitive study for market approval in any country, we are obligated to pay an aggregate amount of three hundred thousand dollars ($300,000) in cash or an equivalent amount of common stock, with two hundred forty thousand dollars ($240,000) to St. Cloud and sixty thousand dollars ($60,000) to Steven Rychnovsky, PhD.

•

Upon receipt of regulatory approval of REM-001 Therapy, we are obligated to pay an aggregate amount of seven hundred thousand dollars ($700,000) in cash or an equivalent amount of common stock, with five hundred and sixty thousand dollars ($560,000) to St. Cloud and one hundred forty thousand dollars ($140,000) to Steven Rychnovsky, PhD.

With respect to the $300,000 and $700,000 potential milestone payments referenced above (each a “Milestone Payment”), if either such Milestone Payment becomes payable, and in the event we elect to pay either such Milestone Payment in shares of our common stock, the value of the common stock will equal the price per share of the most recent financing, or, if we are considered to be a publicly-traded company, the average of the closing price per share of our common stock over the twenty (20) trading days following the first public announcement of the applicable event described above.

In addition, we must pay to St. Cloud and Steven Rychnovsky, PhD, in the aggregate, a royalty fee of six percent (6%) of net sales during the royalty term on a country-by-country and product-by-product basis with St. Cloud receiving a royalty rate of four and eight tenths percent (4.8%) and Steven Rychnovsky, PhD, receiving a royalty of one and two tenths percent (1.2%). The royalty term for a product commences on the first commercial sale of the product, such as REM-001 Therapy, in any country, and the royalty fee must be paid within 30 days of each calendar quarter during which revenue is collected. The royalty term terminates on the later of (i) the invalidation, revocation, lapse or expiration of the last to expire valid claim on any patent acquired in the St. Cloud Agreement that would be infringed by the sale of the product in the country where the commercial sale takes place or (ii) the expiration of the period for which we hold exclusive marketing rights of the product in the country, if we were granted those rights under the St. Cloud Agreement.

Patents and Proprietary Rights

Our success will depend in part on our ability to protect our existing product candidates and the products we acquire or license by obtaining and maintaining a strong proprietary position. To develop and maintain our position, we intend to continue relying upon the validity and enforceability of our patents patent protection, orphan drug status, Hatch-Waxman exclusivity, trade secrets, know-how, continuing technological innovations and licensing opportunities.

There is no guarantee that patents will be granted with respect to any patent applications we may submit, own or license in the future, nor can we be sure that any of our existing patents or any patents we may own or license in the future will be useful in protecting our technology.

Our policy is to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees and consultants, the agreements provide that all inventions conceived by the individual shall be our exclusive property.

REM-001

Our product pipeline for REM-001 is based on technology that was originally developed by Miravant. We acquired this technology, which includes scientific and regulatory data and product know-how, through the St. Cloud Agreement. We rely on trade secret protection for our confidential and proprietary information related to REM-001 and have filed patent applications to protect our intellectual property.

Our patent applications for REM-001 can be summarized as follows:

Patent or Patent Application No.	Title	Expiry
United States Patent Application Serial No. 17/614,132	Methods for the production of Nickel (II) Etioporphyrin-I.
PCT Patent Application Serial No. PCT/US2021/053362	Methods for the production of Nickel (II) Etioporphyrin-I. National phase applications pending in various countries.	2041
United States Patent Application Serial No. 17/546,715	Methods for treating cutaneous metastatic cancers.
PCT Patent Application Serial No. PCT/US2021/062603	Methods for treating cutaneous metastatic cancers. National phase applications pending in various countries.	2041

We own proprietary regulatory data for REM-001 which includes two INDs for use of REM-001 in oncology and ophthalmology, and one NDA for use of REM-001 to treat age-related macular degeneration (“AMD”). The FDA granted our request that tin ethyl etiopurpurin (the active pharmaceutical ingredient in REM-001) be designated as an orphan drug for treatment of basal cell carcinoma nevus syndrome (“BCCNS”). We also hold an orphan drug designation that was initially awarded to Miravant for tin ethyl etiopurpurin for the prevention of access graft disease in hemodialysis patients.

Government Regulation and Product Approval

Regulation by governmental authorities in the U.S. and other countries is a significant factor, affecting the cost and time of our research and product development activities, and will be a significant factor in the manufacture and marketing of any approved products. Our product candidates will require regulatory approval by governmental agencies prior to commercialization. In particular, our products are subject to rigorous preclinical and clinical testing and other approval requirements by the FDA and similar regulatory authorities in other countries. Various statutes and regulations also govern or influence the manufacturing, safety, reporting, labeling, transport and storage, record keeping and marketing of our products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, the necessary regulatory approvals could harm our business.

The regulatory requirements relating to the testing, manufacturing and marketing of our products may change from time to time and this may impact our ability to conduct clinical studies and the ability of independent investigators to conduct their own research with support from us.

The clinical development, manufacturing and marketing of our products are subject to regulation by various authorities in the U.S., the E.U. and other countries, including, in the U.S., the FDA, in Canada, Health Canada, and, in the E.U., the EMA. The Federal Food, Drug, and Cosmetic Act, the Public Health Service Act in the U.S. and numerous directives, regulations, local laws and guidelines in Canada and the E.U. govern the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of our products. Product development and approval within these regulatory frameworks takes a number of years and involves the expenditure of substantial resources.

Regulatory approval will be required in all the major markets in which we seek to develop our products. At a minimum, approval requires the generation and evaluation of data relating to the quality, safety, and efficacy of an investigational product for its proposed use. The specific types of data required and the regulations relating to this data will differ depending on the territory, the drug involved, the proposed indication and the stage of development.

In general, new chemical entities are tested in animals until adequate evidence of safety is established to support the proposed clinical study protocol designs. Clinical studies for new products are typically conducted in three sequential phases that may overlap. In Phase 1, the initial introduction of the pharmaceutical into either healthy human volunteers or patients with the disease (20 to 50 subjects), the emphasis is on testing for safety (adverse effects), dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. Phase 2 involves studies in a limited patient population (50 to 200 patients) to determine the initial efficacy of the pharmaceutical for specific targeted indications, to determine dosage tolerance and optimal dosage and to identify possible adverse side effects and safety risks. Once a compound shows preliminary evidence of some effectiveness and is found to have an acceptable safety profile in Phase 2 evaluations, Phase 3 studies are undertaken to more fully evaluate clinical outcomes in a larger patient population in adequate and well-controlled studies designed to yield statistically sufficient clinical data to demonstrate efficacy and safety.

In the U.S., specific preclinical data, manufacturing and chemical data, as described above, need to be submitted to the FDA as part of an IND application, which, unless the FDA objects, will become effective 30 days following receipt by the FDA. Phase 1 studies in human volunteers may commence only after the application becomes effective. Prior regulatory approval for human healthy volunteer studies is also required in member states of the E.U. Currently, in each member state of the E.U., following successful completion of Phase 1 studies, data are submitted in summarized format to the applicable regulatory authority in the member state in respect of applications for the conduct of later Phase 2 studies. The regulatory authorities in the E.U. typically have between one and three months in which to raise any objections to the proposed study, and they often have the right to extend this review period at their discretion. In the U.S., following completion of Phase 1 studies, further submissions to regulatory authorities are necessary in relation to Phase 2 and 3 studies to update the existing IND.

Authorities may require additional data before allowing the studies to commence and could demand that the studies be discontinued at any time if there are significant safety issues. In addition to the regulatory review, studies involving human subjects must be approved by an independent body. The exact composition and responsibilities of this body will differ from country to country. In the U.S., for example, each study will be conducted under the auspices of an independent institutional review board (IRB) at each institution at which the study is conducted. The IRB considers among other things, the design of the study, ethical factors, the privacy of protected health information as defined under the Health Insurance Portability and Accountability Act, the safety of the human subjects and the possible liability risk for the institution. Equivalent rules to protect subjects’ rights and welfare apply in each member state of the E.U. where one or more independent ethics committees, which typically operate similarly to an IRB, will review the ethics of conducting the proposed research. Other regulatory authorities around the rest of the world have slightly differing requirements involving both the execution of clinical studies and the import/export of pharmaceutical products. It is our responsibility to ensure we conduct our business in accordance with the regulations of each relevant territory.

In order to gain marketing approval, we must submit a dossier to the relevant authority for review, which is known in the U.S. as a new drug application (NDA) and in the E.U. as a marketing authorization application (MAA). The format is usually specific and laid out by each authority, although in general it will include information on the quality of the chemistry, manufacturing and pharmaceutical aspects of the product as well as the nonclinical and clinical data. Once the submitted NDA is accepted for filing by the FDA, it undertakes the review process that currently takes on average 10 months, unless an expedited priority review is granted which takes six months to complete. Approval can take several months to several years, if multiple 10-month review cycles are needed before final approval is obtained, if at all.

The approval process can be affected by a number of factors. The NDA may require additional preclinical, manufacturing data or clinical studies which may be requested at the end of the 10-month NDA review cycle, thereby delaying approval until additional data are submitted and may involve substantial unbudgeted costs.

In addition to obtaining approval for each product, in many cases each drug manufacturing facility must be approved. The regulatory authorities usually will conduct an inspection of relevant manufacturing facilities, and review manufacturing procedures, operating systems and personnel qualifications. Further inspections may occur over the life of the product. An inspection of the clinical investigation sites by a competent authority may be required as part of the regulatory approval procedure. As a condition of marketing approval, the regulatory agency may require post-marketing surveillance to monitor for adverse effects or other additional studies as deemed appropriate. After approval for the initial indication, further clinical studies may be necessary to gain approval for any additional indications. The terms of any approval, including labeling content, may be more restrictive than expected and could affect the marketability of a product.

The FDA offers a number of regulatory mechanisms that provide expedited or accelerated approval procedures for selected drugs in the indications on which we are focusing our efforts. These include accelerated approval under Subpart H of the agency’s NDA approval regulations, fast track drug development procedures, breakthrough drug designation and priority review. At this time, we have not determined whether any of these approval procedures will apply to our current drug candidate.

By leveraging existing preclinical and clinical safety and efficacy data, we seek to build upon an existing knowledge base to accelerate our research. In addition, through our focus on end-stage population which has no current treatment options, regulatory approval for commercialization may sometimes be achieved in an accelerated manner. Accelerated approval by the FDA in this category may be granted on objective response rates and duration of responses rather than demonstration of survival benefit. As a result, studies of drugs to treat end-stage refractory cancer indications have historically involved fewer patients and generally have been faster to complete than studies of drugs for other indications. We are aware that the FDA and other similar agencies are regularly reviewing the use of objective endpoints for commercial approval and that policy changes may impact the size of studies required for approval, timelines and expenditures significantly.

The U.S., E.U. and other jurisdictions may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which, in the U.S., is generally a disease or condition that affects no more than 200,000 individuals. In the E.U., orphan drug designation can be granted if: the disease is life threatening or chronically debilitating and affects no more than 50 in 100,000 persons in the E.U.; without incentive, it is unlikely that the drug would generate sufficient return to justify the necessary investment; and no satisfactory method of treatment for the condition exists or, if it does, the new drug will provide a significant benefit to those affected by the condition. If a product that has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, for a period of seven years in the U.S. and 10 years in the E.U.

Orphan drug designation does not prevent competitors from developing or marketing different drugs for the same indication or the same drug for different indications. Orphan drug designation must be requested before submitting an NDA or MAA. After orphan drug designation is granted, the identity of the therapeutic agent and its potential orphan use are publicly disclosed. Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process. However, this designation provides an exemption from marketing and authorization fees charged to NDA sponsors under the Prescription Drug Act (PDUFA Fees).

Maintaining substantial compliance with appropriate federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Drug manufacturers are required to register their establishments with the FDA and certain state agencies, and after approval, the FDA and these state agencies conduct periodic unannounced inspections to ensure continued compliance with ongoing regulatory requirements, including cGMPs. In addition, after approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. The FDA may require post-approval testing and surveillance programs to monitor safety and the effectiveness of approved products that have been commercialized. Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including:

•	record-keeping requirements;

•	reporting of adverse experiences with the drug;

•	providing the FDA with updated safety and efficacy information;

•	reporting on advertisements and promotional labeling;

•	drug sampling and distribution requirements; and

•	complying with electronic record and signature requirements.

In addition, the FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. There are numerous regulations and policies that govern various means for disseminating information to health-care professionals as well as consumers, including to industry sponsored scientific and educational activities, information provided to the media and information provided over the Internet. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label.

The FDA has very broad enforcement authority and the failure to comply with applicable regulatory requirements can result in administrative or judicial sanctions being imposed on us or on the manufacturers and distributors of our approved products, including warning letters, refusals of government contracts, clinical holds, civil penalties, injunctions, restitution and disgorgement of profits, recall or seizure of products, total or partial suspension of production or distribution, withdrawal of approvals, refusal to approve pending applications, and criminal prosecution resulting in fines and incarceration. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. In addition, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

Sales of our product candidates, if approved, will depend, in part, on the extent to which such products will be covered by third-party payors, such as government health care programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly limiting coverage or reducing reimbursements for medical products and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Third-party payors decide which therapies they will pay for and establish reimbursement levels. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any drug candidates that we develop will be made on a payor-by-payor basis. Each payor determines whether or not it will provide coverage for a therapy, what amount it will pay the manufacturer for the therapy, and on what tier of its formulary it will be placed. The position on a payor’s list of covered drugs, or formulary, generally determines the co-payment that a patient will need to make to obtain the therapy and can strongly influence the adoption of such therapy by patients and physicians. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our product candidates or a decision by a third-party payor to not cover our product candidates could reduce physician usage of our product candidates, once approved, and have a material adverse effect on our sales, results of operations and financial condition.

Because of our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors, we will also be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments in which we will conduct our business, including our clinical research, proposed sales, marketing and educational programs. Failure to comply with these laws, where applicable, can result in the imposition of significant civil penalties, criminal penalties, or both. The U.S. laws that may affect our ability to operate, among others, include: the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; certain state laws governing the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; the federal healthcare programs’ Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs; federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent; federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; the Physician Payments Sunshine Act, which requires manufacturers of drugs, devices, biologics, and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members; and state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

In addition, many states have similar laws and regulations, such as anti-kickback and false claims laws that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, to the extent that our product is sold in a foreign country, we may be subject to similar foreign laws.

We are also subject to numerous environmental and safety laws and regulations, including those governing the use and disposal of hazardous materials. The cost of compliance with and any violation of these regulations could have a material adverse effect on our business and results of operations. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, accidental contamination or injury from these materials may occur. Compliance with laws and regulations relating to the protection of the environment has not had a material effect on our capital expenditures or our competitive position. However, we are not able to predict the extent of government regulation, and the cost and effect thereof on our competitive position, which might result from any legislative or administrative action pertaining to environmental or safety matters.

Competition

The development and commercialization of new drug products is highly competitive. We expect that we will face significant competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to REM-001 and any other product candidates that we may seek to develop or commercialize in the future. Specifically, due to the large unmet medical need, global demographics and relatively attractive reimbursement dynamics, the oncology market is fiercely competitive and there are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of product candidates for the treatment of cancer. Our competitors may succeed in developing, acquiring or licensing technologies and drug products that are more effective, have fewer or more tolerable side effects or are less costly than any product candidates that we are currently developing or that we may develop, which could render our product candidates obsolete and noncompetitive.

All of the top ten global pharmaceutical companies, and many of the mid-size pharmaceutical companies, have a strong research and development and commercial presence in oncology and there are thousands of smaller companies who also focus on oncology and the oncology supportive care space.

We are not aware of any therapies specifically approved for CMBC in the U.S. IGEA Medical S.p.A. and Mirai Medical market electroporation devices outside the U.S. that are intended to enhance local delivery of chemotherapy agents to tumors. These are sometimes used in CMBC tumors outside the U.S. but we are not aware of any active efforts for U.S. approval in CMBC or similar conditions. Pinnacle Biologics Inc., a subsidiary of Advanz Pharma Healthcare Corp., sells Photofrin, a first-generation PDT product for treatment of certain endobronchial non-small-cell lung cancers and esophageal cancers. Photofrin is currently in Phase 2 studies in recurrent glioma. To our knowledge, there is no reported development program for Photofrin in CMBC. Rogers Sciences Inc. is a medical device company that is developing a light delivery device for use with PDT treatment of cutaneous cancers that they are currently clinically testing in a Phase 2 study in CMBC patients.

There are numerous therapies currently used to treat CMBC patients including chemotherapy, radiation therapy, surgical excision, hyperthermia, cryotherapy, electro-chemotherapy, topical drugs and intra-lesional chemotherapy injections, but, to our knowledge, there are no PDT therapies currently approved by the FDA for the treatment of CMBC or similar cutaneous cancers. Some topical PDT agents have been approved by the FDA for actinic keratosis which is a precancerous skin condition and they have been approved in some other countries for some conditions that we believe pose low medical risk such as basal cell cancer and acne.

In the BCCNS field we are aware of approved drugs in the U.S., including vismodegib (Eviredge), Odomzo (sonidegib), imiquimod and topical fluorouracil that are sometimes use off-label. PellePharm also recently completed a Phase 3 study in BCCNS but, to our knowledge, has not received marketing approval.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other marketing approval for their products before we are able to obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Many of our existing and potential future competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical studies, obtaining marketing approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller, or early stage, companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs.

We expect that our ability to compete effectively will depend upon our ability to:

•

successfully and rapidly complete adequate and well-controlled clinical studies that demonstrate statistically significant safety and efficacy and to obtain all requisite regulatory approvals in a cost-effective manner;

•	maintain a proprietary position for our manufacturing processes and other technology;

•	produce our products in accordance with FDA and international regulatory guidelines;

•	attract and retain key personnel; and

•	build or access an adequate sales and marketing infrastructure for any approved products.

Failure to do one or more of these activities could have an adverse effect on our business, financial condition or results of operations.

Corporate History

We are a Nevada corporation formed on June 24, 2009 under the name Berry Only Inc. On January 25, 2013, we entered into and closed an exchange agreement (the “Exchange Agreement”), with Del Mar (BC), Callco, and Exchangeco and the security holders of Del Mar (BC). Upon completion of the Exchange Agreement, Del Mar (BC) became a wholly-owned subsidiary of ours (the “Reverse Acquisition”).

On August 19, 2020, we merged with Adgero and changed our name from Kintara Therapeutics, Inc. to Kintara Therapeutics, Inc. We are the parent company to the following entities:

•	Del Mar (BC), a British Columbia, Canada corporation incorporated on April 6, 2010, which is a clinical stage company with a focus on the development of drugs for the treatment of cancer;

•

Adgero, a Delaware corporation incorporated on October 26, 2015, which is a clinical-stage company with a focus on the development of photodynamic therapy for the treatment of rare, unmet medical needs, specifically orphan cancer indications;

•	Adgero Bio, a Delaware corporation incorporated on November 16, 2007; and

•	Callco and Exchangeco are British Columbia, Canada corporations. Callco and Exchangeco were formed to facilitate the Reverse Acquisition.

Research and Development

During the years ended June 30, 2023, and 2022, we recognized approximately $9.2 million and $15.2 million, respectively, in research and development expenses.

Employees

We have one full-time employee and retain the services of approximately 15 persons on an independent contractor/consultant and contract-employment basis. As such, we currently operate in a “virtual” corporate structure in order to minimize fixed personnel costs.

Properties

Our corporate headquarters are currently located at 9920 Pacific Heights Blvd, Suite 150, San Diego CA, 92121. The current rent at that location under a one-year renewable lease is $2.4 thousand per year. We also rent our administrative offices located at Suite 720-999 West Broadway, Vancouver, British Columbia, Canada on a month-to-month basis at a rate of $1.9 thousand (CA$2.5 thousand) per month. During the year ended June 30, 2023, we recorded a total of $39 thousand as rent expense (2022 - $41.4 thousand).

In addition, Valent, which is owned by Dr. Dennis Brown, our former Chief Scientific Officer, leases facilities in California and we have access to such facilities pursuant to an informal unwritten arrangement with Valent. Our leased premises, academic relationships, and access to the Valent facility are sufficient to meet the immediate needs of our business, research and operations.

Legal Proceedings

There are no legal proceedings to which we are a party or any of our property is the subject.

Available Information

We maintain an internet website at www.Kintara.com. We do not incorporate the information on our website into this report and you should not consider it part of this report.

KINTARA’S EXECUTIVE COMPENSATION

The Kintara board of directors has formed a Compensation Committee. The Compensation Committee is responsible for reviewing and approving management compensation, including salaries, bonuses, and equity compensation. Kintara seeks to provide competitive compensation arrangements that attract and retain key talent necessary to achieve our business objectives. At Kintara’s 2024 annual meeting of stockholders, stockholders voted, on an advisory, non-binding basis, to approve the compensation paid to the company’s named executive officers, as disclosed in the proxy statement for the 2024 annual meeting. Kintara’s stockholders also voted, on an advisory, non-binding basis, that such votes on named executive officer compensation should be held every three years. The next advisory, non-binding vote to approve named executive officer compensation is expected to occur in connection with the 2027 annual meeting of stockholders.

Summary Compensation Table

The following table presents information regarding the total compensation awarded to, earned by, or paid to our Chief Executive Officer and the two most highly-compensated executive officers (other than the Chief Executive Officer) who were serving as executive officers as of June 30, 2023, and June 30, 2022, for services rendered in all capacities to us for the years ended June 30, 2023, and June 30, 2022. These individuals are our Named Executive Officers for 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Total ($)
Robert E. Hoffman, President, Chief Executive Officer and Interim Chief Financial Officer(1)	2023	589,600	178,380	255,923	160,460	1,184,363
	2022	356,619	181,811	—	2,622,597	3,161,028
Dennis Brown, Chief Scientific Officer(2)	2023	329,900	69,279	42,177	96,260	537,616
	2022	206,000	41,277	—	—	247,277
Scott Praill, Former Chief Financial Officer(3)	2023	320,467	—	42,177	96,260	458,903
	2022	312,000	127,920	—	—	439,920

(1)

On November 8, 2021, Mr. Hoffman, the Chairman of the Board, was appointed President and Chief Executive Officer. Also on November 8, 2018, we entered into an employment agreement with Mr. Hoffman pursuant to which Mr. Hoffman will receive an annual base salary of $551,000 (which may be adjusted on an annual basis in the discretion of the board of directors) and will be eligible to receive a fiscal year target bonus of up to 50% of base salary (which may be adjusted by the board of directors to up to 75% of base salary based on overachievement of bonus targets or other performance criteria). The employment agreement may be terminated by us with or without cause (as defined therein). In the event we terminate the employment agreement without cause, we will be required to pay Mr. Hoffman continued payment of his base salary for 12 months, a prorated bonus for the year of termination based on performance through the date of termination, an additional six months of vesting credit for any outstanding options, and continued health coverage during the severance period. In the event that an involuntary termination occurs during a period beginning sixty days before a definitive corporate transaction agreement is entered into that would result in a change in control (as defined therein), or within twelve months following a change in control, the severance period will increase to eighteen months’ severance, Mr. Hoffman will receive 100% of his target bonus, and his options will be fully vested.

On August 1, 2022, Mr. Hoffman was issued 8,022 RSUs and 24,012 stock options. The stock options were issued at $8.79 per share. In addition, he was issued 59,800 RSUs on June 1, 2023. Also on June 1, 2023, Mr. Hoffman was appointed our Interim Chief Financial Officer. Effective June 1, 2023, Mr. Hoffman’s annual salary was reduced by $60,000. On August 30, 2023, Mr. Hoffman was issued 23,142 stock options. The stock options were issued at $4.655 per share.

On April 2, 2024, the Kintara board of directors approved a one-time special bonus to Mr. Hoffman in the amount of $327,030 for his service as Kintara’s Chief Executive Officer.

(2)

On January 1, 2015, we entered into a consulting agreement with Dr. Dennis Brown, our former chief scientific officer. Subsequent to this agreement, it has been amended and is now renewed on an annual basis. As a result of cost-cutting measures adopted by Kintara, on November 20, 2023, Dr. Brown was terminated from his position as the Company’s Chief Scientific Officer, with Dr. Brown continuing as a consultant to Kintara. The consulting agreement with Dr. Brown does not specify the amount of time Dr. Brown is required to devote to us but does require that Dr. Brown provide us with the full benefit of his knowledge, expertise and ingenuity, and prohibits Dr. Brown from engaging in any business, enterprise or activity contrary to or that would detract from our business.

On August 1, 2022, Dr. Brown was issued 4,801 RSU and 14,405 stock options. The stock options were issued at $8.79 per share.

On August 30, 2023, Dr. Brown was issued 10,175 stock options. The stock options were issued at $4.655 per share.

(3)

On February 9, 2017, we entered into an employment agreement with Scott Praill, our former Chief Financial Officer. Pursuant to the employment agreement, Mr. Praill agreed to serve as our Chief Financial Officer for an indefinite period until termination of the employment agreement in accordance with its terms. Pursuant to his employment agreement, we paid Mr. Praill an annual base salary of $200,000 and Mr. Praill was also eligible to participate in any bonus plan and long-term incentive plan established for our senior executives.

On August 1, 2022, Mr. Praill was issued 4,801 RSU and 14,405 stock options. The stock options were issued at $8.79 per share.

Effective May 31, 2023, Mr. Praill resigned as our Chief Financial Officer but remained as a consultant at $5,000 per month until August 15, 2023. As a result of his resignation, his employment agreement was terminated. On January 1, 2024, Mr. Praill was retained as a consultant at a rate of $250 per hour through December 31, 2024.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth outstanding equity awards to our named executive officers as of June 30, 2023.

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options Exercisable (#)	Number of securities underlying unexercised options Unexercisable (#)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares, or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Robert E. Hoffman	72	—	—	530.00	April 13, 2028	—	—	—	—
	80	—	—	304.95	November 8, 2028	—	—	—	—
	1,499	—	—	30.50	September 5, 2029	—	—	—	—
	2,400	—	—	85.00	September 15, 2030	—	—	—	—
	2,000	—	—	62.00	September 22, 2031	—	—	—	—

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options Exercisable (#)	Number of securities underlying unexercised options Unexercisable (#)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares, or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
	27,860 (1)	42,523	—	48.00	November 8, 2031	—	—	—	—
	— (2)	24,012	—	8.79	August 1, 2032	—	—	—	—
	—	—	—	—	—	—	—	67,802 (5)	255,923
Scott Praill(7)	175	—	—	2,100.00	August 16, 2023	—	—	—	—
	74	—	—	2,475.00	February 17, 2027	—	—	—	—
	200	—	—	304.95	November 8, 2028	—	—	—	—
	2,166	—	—	30.50	September 5, 2029	—	—	—	—
	11,119 (3)	1,012	—	85.00	September 15, 2030	—	—	—	—
	— (2)	14,405		8.79	August 1, 2032	—	—	—	—
	—	—	—	—	—	—	—	4,801 (6)	42,177
Dennis Brown	175	—	—	2,100.00	August 16, 2023	—	—	—	—
	187	—	—	2,475.00	February 17, 2027	—	—	—	—
	1,999	—	—	30.50	September 5, 2029	—	—	—	—
	1,602 (3)	146	—	85.00	September 15, 2030	—	—	—	—
	1,099 (4)	101	—	67.75	September 22, 2030	—	—	—	—
	4,583 (4)	417	—	36.75	November 12, 2029	—	—	—	—
	— (2)	14,405	—	8.79	August 1, 2032	—	—	—	—
	—	—	—	—	—	—	—	4,801 (6)	42,177

(1)	Stock options vest as to 25% on November 8, 2022, with the remaining shares vesting in equal monthly installments over a period of 36 months commencing on December 8, 2022.
(2)	Stock options vest as to 1/6th on August 1, 2023, with the remaining shares vesting in equal monthly installments over a period of 30 months commencing on September 1, 2023.
(3)	Stock options vest as to 1/6th on March 15, 2021, with the remaining shares vesting in equal monthly installments over a period of 30 months commencing on April 15, 2021.
(4)	Stock options vest as to 1/6th on March 22, 2021, with the remaining shares vesting in equal monthly installments over a period of 30 months commencing on April 22, 2021.
(5)

RSU awards of 8,002 on August 1, 2022, and 59,800 on June 1, 2023. The 8,002 vest as to 25% on each anniversary of the grant date with full vesting on August 1, 2026. The 59,800 RSUs fully vest on June 1, 2024.

(6)	RSU awards of 4,801 that vest as to 25% on each anniversary of the grant date with full vesting on August 1, 2026.
(7)	Effective May 31, 2023, Mr. Praill resigned as our Chief Financial Officer but remained as a consultant at $5,000 per month until August 15, 2023.

Director Compensation

Director compensation is intended to provide an appropriate level of remuneration considering the responsibilities, time requirements and accountability of the directors.

The following table sets forth director compensation for the fiscal year ended June 30, 2023, paid by us (excluding compensation to our executive officers set forth in the summary compensation table above).

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert J, Toth, Jr.	61,500	—	19,441	—	—	—	80,941
Laura Johnson	60,500	—	19,441	—	—	—	79,941
Tamara A. Favorito	64,000	—	19,441	—	—	—	83,441

(1)	For our fiscal year ended June 30, 2023, our directors were paid a $40,000 annual retainer, an additional annual retainer for chairing a committee, and a retainer for being a member of a committee.
(2)	On July 1, 2022, independent directors were granted 2,000 stock options exercisable at $12.75 per share until July 1, 2032. The options vest pro rata over one year from the date of grant.

Risk Management

We do not believe risks arising from its compensation policies and practices for its employees are reasonably likely to have a material adverse effect on us.

KINTARA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Kintara’s financial condition and results of operations should be read in conjunction with Kintara’s consolidated financial statements and notes thereto appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Kintara’s plans and strategy for Kintara’s business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, Kintara’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Kintara is a clinical stage, biopharmaceutical company focused on the development and commercialization of new cancer therapies.

We are the parent company of Del Mar (BC), a British Columbia, Canada corporation, and Adgero Biopharmaceuticals Holdings, Inc., a Delaware Corporation (“Adgero”). We are also the parent company to 0959454 B.C. Ltd. (“Callco”) and 0959456 B.C. Ltd. (“Exchangeco”), which are British Columbia, Canada corporations. Callco and Exchangeco were formed to facilitate the Reverse Acquisition that occurred in 2013.

References in this section to “we,” “us,” and “our,” refer to Kintara and our wholly-owned subsidiaries, Del Mar (BC), Adgero Bio, Callco, and Exchangeco.

We are dedicated to the development of novel cancer therapies for patients with unmet medical needs. Our mission is to benefit patients by developing and commercializing anti-cancer therapies for patients whose solid tumors exhibit features that make them resistant to, or unlikely to respond to, currently available therapies, with particular focus on orphan cancer indications.

Our lead candidate is REM-001, a late-stage photodynamic therapy (“PDT”) for the treatment of cutaneous metastatic breast cancer (“CMBC”). PDT is a treatment that uses light sensitive compounds, or photosensitizers, that, when exposed to specific wavelengths of light, act as a catalyst to produce a form of reactive oxygen that induces local tumor cell death.

All amounts are expressed in US dollars and in thousands, except par value and per share amounts, unless otherwise noted.

Outstanding Securities

As of August 1, 2024, we had 55,305 shares of common stock issued and outstanding, outstanding warrants to purchase 677 shares of common stock, warrants to purchase 2,444 shares of our Series C Preferred Stock that upon exercise are convertible into 42 shares of common stock, outstanding stock options to purchase 222 shares of common stock, 66 restricted stock units, and 13,668 outstanding shares Series C Preferred Stock that are convertible into 235 shares of common stock. All common stock warrants, stock options, and restricted stock units are convertible, or exercisable into, one share of common stock. The Series C Preferred Stock (issued in three series) is convertible into shares of common stock at $58.00 per share (Series C-1), $60.70 per share (Series C-2) or $57.50 per share (Series C-3), respectively. The Series C Preferred stock purchase warrants are convertible into Series C Preferred Stock at $1,000 per share for either Series C-1, Series C-2, or Series C-3 Preferred Stock, as applicable.

Related Parties

We acquired our initial patents and technology rights from Valent, an entity owned by Dr. Dennis Brown, our former Chief Scientific Officer. On November 20, 2023, Dr. Brown was terminated from his position as the

Company’s Chief Scientific Officer as a result of cost-cutting measures adopted by the Company; he remains a consultant to the Company. Dr. Brown is a principal of Valent Technologies, LLC (“Valent”) and as a result Valent is a related party to the Company.

Selected Quarterly Information

Results of Operations

Comparison of the three months ended March 31, 2024, and March 31, 2023

	Three months ended
	March 31, 2024 $	March 31, 2023 $	Change $	Change %
	(in thousands)
Expenses
Research and development	592	2,005	(1,413)	(70)
General and administrative	1,493	1,297	196	15

	(2,085)	(3,302)	1,217
Other income (loss)
Foreign exchange	—	(1)	1	(100)
Interest, net	74	39	35	90
	74	38	36

Net loss	(2,011)	(3,264)	1,253

Research and Development

Research and development expenses decreased to $592 for the three months ended March 31, 2024, from $2,005 for the three months ended March 31, 2023. The decrease was largely attributable to lower clinical development costs and lower non-cash, share-based compensation expenses incurred during the three months ended March 31, 2024, compared to the three months ended March 31, 2023.

Clinical development costs have decreased in the current quarter compared to the same quarter in the prior fiscal year in part due to costs related to the GBM AGILE Study being lower in the three months ended March 31, 2024, compared to the three months ended March 31, 2023. In addition, on October 19, 2022, we announced that we had paused the REM-001 program in order to preserve cash for the development of VAL-083. On June 28, 2023, we announced the restart of the REM-001 program as a result of the awarding of a $2,000 grant, however, REM-001 costs to restart the program are not expected to ramp up until the second calendar quarter of 2024.

General and Administrative

General and administrative expenses were $1,493 for the three months ended March 31, 2024, compared to $1,297 for the three months ended March 31, 2023. A significant portion of the increase was a result of higher professional fees incurred in relation to the proposed transaction with TuHURA, offset by lower non-cash, share-based compensation expenses and a reduction in facilities, office and sundry, personnel, and travel costs in the current three months compared to the same period in the prior fiscal year. Non-cash, share-based compensation expense decreased to $144 for the three months ended March 31, 2024, from $339 for the three months ended March 31, 2023, due to the recognition of higher compensation expense recognized during the three months ended March 31, 2023, for stock options granted in September 2021. Facilities, office and sundry costs have decreased primarily due to a reduction in directors and officers insurance expense in the current quarter compared to the same quarter in the prior fiscal year. Additionally, personnel costs have decreased in the current quarter compared to the same quarter in the prior fiscal year due to a reduction in staff.

Preferred Share Dividends

For each of the three months ended March 31, 2024, and 2023, we recorded $2 related to the cash dividend payable to Valent on the Series A Preferred Stock. The dividend has been recorded as a direct increase in accumulated deficit for both periods.

Comparison of the nine months ended March 31, 2024, and March 31, 2023

	Nine months ended
	March 31, 2024 $	March 31, 2023 $	Change $	Change %
	(in thousands)
Expenses
Research and development	2,562	7,235	(4,673)	(65)
General and administrative	3,504	4,212	(708)	(17)

	(6,066)	(11,447)	5,381
Other income (loss)
Foreign exchange	(8)	10	(18)	(180)
Interest, net	78	123	(45)	(37)

	70	133	(63)

Net loss	(5,996)	(11,314)	5,318

Research and Development

Research and development expenses decreased to $2,562 for the nine months ended March 31, 2024, from $7,235 for the nine months ended March 31, 2023. The decrease was primarily attributable to lower clinical development costs and lower non-cash, share-based compensation expenses incurred during the nine months ended March 31, 2024, compared to the nine months ended March 31, 2023.

Clinical development costs have decreased in the current quarter compared to the same quarter in the prior fiscal year in part due to costs related to the GBM AGILE Study being lower in the nine months ended March 31, 2024, compared to the nine months ended March 31, 2023. In addition, on October 19, 2022, we announced that we had paused the REM-001 program in order to preserve cash for the development of VAL-083. On June 28, 2023, we announced the restart of the REM-001 program as a result of the awarding of a $2,000 grant, however, REM-001 costs to restart the program are not expected to ramp up until the second calendar quarter of 2024. In addition, during the nine months ended March 31, 2024, we received $404 (2023 - nil) in grant proceeds. Non-cash, share-based compensation expense decreased to $172 for the nine months ended March 31, 2024, from $389 for the nine months ended March 31, 2023.

General and Administrative

General and administrative expenses were $3,504 for the nine months ended March 31, 2024, compared to $4,212 for the nine months ended March 31, 2023. A significant portion of the increase was a result of higher professional fees incurred in relation to the proposed transaction with TuHURA, offset by lower non-cash, share-based compensation expenses and a reduction in facilities, office and sundry, personnel, and travel costs in the current nine months compared to the same period in the prior fiscal year. Non-cash, share-based compensation expense decreased to $445 for the nine months ended March 31, 2024, from $1,019 for the nine months ended March 31, 2023, due to the recognition of higher compensation expense recognized during the nine months ended March 31, 2023, for stock options granted in September 2021. Facilities, office and sundry costs have decreased primarily due to a reduction in directors and officers insurance expense in the current period compared to the same period in the prior fiscal year. Additionally, personnel costs have decreased in the current period compared to the same period in the prior fiscal year primarily due to a reduction in staff.

Preferred Share Dividends

For each of the nine months ended March 31, 2024, and 2023, we recorded $6 related to the cash dividend payable to Valent on the Series A Preferred Stock. In addition, for the nine months ended March 31, 2024, we recorded $173 (2023 - $362) related to the stock dividend payable to investors on the Series C Preferred Stock. The dividends have been recorded as a direct increase in accumulated deficit for both periods.

Comparison of the years ended June 30, 2023 and June 30, 2022

	Years ended
	June 30, 2023 $	June 30, 2022 $	Change $	Change %
	(in thousands)
Expenses
Research and development	9,311	15,173	(5,862)	(39)
General and administrative	5,485	7,509	(2,024)	(27)

	(14,796)	(22,682)	7,886
Other income (loss)
Foreign exchange	10	7	3	43
Interest, net	137	14	123	879

	147	21	126

Net loss	(14,649)	(22,661)	8,012

Research and Development

Research and development expenses decreased to $9,311 for the year ended June 30, 2023, from $15,173 for the year ended June 30, 2022. The decrease was largely attributable to lower clinical development costs and non-cash, share-based compensation expenses partially offset by higher database and data processing costs incurred during the year ended June 30, 2023, compared to the year ended June 30, 2022.

Clinical development costs have decreased in the year ended June 30, 2023, compared to the year ended June 30, 2022, partially due to lower costs recognized for the GBM AGILE Study. In addition, on October 19, 2022, we announced that we paused the REM-001 program in order to preserve cash for the development of VAL-083. As a result, costs for REM-001 were lower in the year ended June 30, 2023, compared to the same period in the prior fiscal year. Partially offsetting the lower clinical development costs were higher database and data collection costs incurred during the year ended June 30, 2023, compared to the year ended June 30, 2022. Non-cash, share-based compensation expense decreased to $484 for the year ended June 30, 2023, from $601 for the year ended June 30, 2022, due to the higher compensation expense recognized during the year ended June 30, 2022, for stock options granted in September 2021.

General and Administrative

General and administrative expenses were $5,485 for the year ended June 30, 2023, compared to $7,509 for the year ended June 30, 2022. A significant portion of the decrease was a result of lower personnel costs, non-cash, share-based compensation expenses, office and sundry, and a reduction in professional fees in the current fiscal year compared to the same period in the prior fiscal year. Personnel costs have decreased in the year ended June 30, 2023, compared to the year ended June 30, 2022, largely due to a reduction in staff. Non-cash, share-based compensation expense decreased to $1,206 for the year ended June 30, 2023, from $1,682 for the year ended June 30, 2022, due to the recognition of higher compensation expense recognized during the year ended June 30, 2022, for stock options granted in September 2021. Professional fees were lower during the year ended June 30, 2023, compared to the year ended June 30, 2022, due to reduced investor relations expenses and office and sundry was lower due to reduced insurance costs.

Preferred Stock Dividends

During the year ended June 30, 2023, we issued 43 (2022 – 34) shares of common stock as a stock dividend on the Series C Preferred stock and recognized $362 (2022 - $2,462) as a direct increase in accumulated deficit.

For each of the years ended June 30, 2023, and June 30, 2022, we recorded $8 related to the dividend payable to Valent on the Series A Preferred Stock. The dividend has been recorded as a direct increase in accumulated deficit for both years.

Liquidity and Capital Resources

Nine months ended March 31, 2024, compared to the nine months ended March 31, 2023

	March 31, 2024 $	March 31, 2023 $	Change $	Change %
	(in thousands)
Cash flows from operating activities	(5,734)	(10,357)	4,623	(45)
Cash flows from investing activities	(20)	(232)	212	100
Cash flows from financing activities	10,570	1,854	8,716	470

Comparison of the years ended June 30, 2023 and June 30, 2022

	June 30, 2023 $	June 30, 2022 $	Change $	Change %
Cash flows from operating activities	(11,865)	(20,392)	8,527	(42)
Cash flows from investing activities	(232)	—	(232)	—
Cash flows from financing activities	1,852	21,635	(19,783)	(91)

Operating Activities

Net cash used in operating activities was $5,734 for the nine months ended March 31, 2024, compared to $10,357 for the nine months ended March 31, 2023. During the nine months ended March 31, 2024, and 2023, we reported net losses of $5,996 and $11,314, respectively. Adjustments to reconcile net loss to net cash used in operating activities for the nine months ended March 31, 2024, included stock option expense of $481 and restricted stock unit expense of $136 being recognized during the current period compared to $1,244 and $164, respectively, in the same period in the prior fiscal year. In addition, during the nine months ended March 31, 2023, non-cash amortization of $2,150 of the clinical trial deposit was recognized while no such items were incurred in the nine months ended March 31, 2024. The most significant changes in working capital for the nine months ended March 31, 2024, were related to the use of clinical trial deposit to settle clinical trial expenses of $879 and settlement of accounts payable and accrued liabilities of $1,541 The most significant changes in working capital for the nine months ended March 31, 2023, were due to a payment of clinical trial deposit of $1,700 and settlement of accounts payable and accrued liabilities of $646.

Investing Activities

Net cash used in investing activities was $20 for the nine months ended March 31, 2024, compared to $232 for the nine months ended March 31, 2023, for the purchase of equipment.

Financing Activities

Net cash received from financing activities was $10,570 for the nine months ended March 31, 2024, compared to $1,854 for the nine months ended March 31, 2023. During the nine months ended March 31, 2024, we received $10,471 in net proceeds from sales of shares under our ATM Facility (as defined herein) with A.G.P./Alliance Global Partners (“AGP”), $105 in net proceeds from the sale of shares under the stock purchase agreement, dated as of August 2, 2022, (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which Lincoln Park committed to purchase up to a maximum of $20,000 of shares of our common stock. During the nine months ended March 31, 2023, we received $1,860 in net proceeds from the sale of shares under the Lincoln Park Purchase Agreement.

Comparison of the years ended June 30, 2023 and June 30, 2022

	June 30, 2023 $	June 30, 2022 $	Change $	Change %
Cash flows from operating activities	(11,865)	(20,392)	8,527	(42)
Cash flows from investing activities	(232)	—	(232)	—
Cash flows from financing activities	1,852	21,635	(19,783)	(91)

Operating Activities

Net cash used in operating activities decreased to $11,865 for the year ended June 30, 2023, from $20,392 for the year ended June 30, 2022. During the year ended June 30, 2023, and 2022, we reported net losses of $14,462 and $22,661, respectively. Changes in adjustments to reconcile net loss to net cash used in operating activities for the year ended June 30, 2023, included stock option expense of $1,490 being recognized during the current fiscal year compared to $2,248 in the same period in the prior fiscal year. In addition, during the year ended June 30, 2023, non-cash expenses of $200 were incurred for shares issued for services and restricted stock unit expense while no such items were incurred in the year ended June 30, 2022. The most significant changes in working capital for the year ended June 30, 2023, were related to an increase in clinical trial deposits of $1,700, a decrease in accounts payable and accrued liabilities of $442 and a decrease in related party payables of $423. The most significant change in working capital for the year ended June 30, 2022, was due to an increase in prepaid expenses and deposits of $722 and an increase in accounts and accrued liabilities of $1,007.

Investing Activities

Net cash used in investing activities was $232 for the year ended June 30, 2023, for the purchase of equipment, compared to nil for the year ended June 30, 2022.

Financing Activities

During the year ended June 30, 2023, we received $1,903 in net proceeds from the sale of shares under the Purchase Agreement with Lincoln Park, pursuant to which Lincoln Park committed to purchase up to a maximum of $20,000 of shares of the Company’s common stock.

During the year ended June 30, 2022, we received $21,569 in aggregate net proceeds from the completion of two registered direct financings that closed on September 28, 2021, and April 14, 2022, respectively. We also received $74 from the cash exercise of stock purchase warrants.

Going Concern and Capital Expenditure Requirements

Going Concern and Management Plans

(See note 1 to the condensed consolidated interim financial statements)

The condensed consolidated financial statements have been prepared on a going concern basis, which assumes that we will continue our operations for the foreseeable future and contemplates the realization of assets and the settlement of liabilities in the normal course of business.

For the nine months ended March 31, 2024, we reported a loss of $5,996 and a negative cash flow from operations of $5,734. We had an accumulated deficit of $157,550 and had cash and cash equivalents of $6,351 as of March 31, 2024. We are in the clinical stage and have not generated any revenues to date. We do not have the prospect of achieving revenues until such time that our product candidate is commercialized, or partnered, which may not ever occur. On August 2, 2022, we entered into the Purchase Agreement under which we received approximately $2,008 in net proceeds as of March 31, 2024, for the issuance of an aggregate of 662 shares of common stock under the Purchase Agreement. On October 9, 2023, we received stockholder approval to issue 20% or more of our outstanding shares as of the date we entered into the Purchase Agreement with Lincoln Park. On February 22, 2024, we determined that we have concluded utilization of the equity facility pursuant to the terms of the Purchase Agreement. In addition, on June 28, 2023, we announced that we had been awarded approximately $2,000 in grant funding for our REM-001 project.

On September 19, 2023, we entered into a Sales Agreement, (the “Sales Agreement”) with AGP pursuant to which we may offer and sell, from time to time, through AGP, as sales agent and/or principal, shares of common stock having an aggregate offering price of up to $10,900 (the “ATM Facility”). From October 31, 2023, until March 31, 2024, we raised $10,471 in net proceeds from the sale of 53,151 shares of our common stock under the ATM Facility. On February 22, 2024, we determined that we have concluded utilization of the ATM facility.

Even with the proceeds from the grant funding, the stock purchase financing, and the ATM sales, we will require significant additional funding to maintain our clinical trials, research and development projects, and for general operations. These circumstances indicate substantial doubt exists about our ability to continue as a going concern within one year from the date of filing of these condensed consolidated financial statements.

Consequently, management is pursuing various financing alternatives to fund our operations in the short and long term and so we can continue as a going concern. In addition, we initiated a process to explore and review a range of strategic alternatives focused on maximizing shareholder value, and as a result, entered into the Merger Agreement for the proposed Merger with TuHURA. If we do not receive stockholder approval for the Merger or the Merger is not otherwise consummated, management intends to seek to secure the necessary financing through potential additional proceeds from grant funding and the issue of new equity and/or the entering into of strategic partnership arrangements or pursue additional strategic transactions. In addition, if the Merger is not completed, we may not have sufficient capital to continue to operate our business in the long term and may become insolvent and be required to seek the protection of the bankruptcy courts and, without additional funding or a strategic transaction, we would likely be delisted from The Nasdaq Capital Market. Our ability to raise additional capital is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence. We may not be able to raise sufficient additional capital and may tailor our drug candidate development program based on the amount of funding we are able to raise in the future. Nevertheless, there is no assurance that these initiatives will be successful.

The condensed consolidated financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern. Such adjustments could be material.

Our future funding requirements will depend on many factors, including but not limited to:

•	the consummation of the Merger, subject to stockholder approval;

•	the rate of progress and cost of our clinical studies, preclinical studies and other discovery and research and development activities;

•	the costs associated with establishing manufacturing and commercialization capabilities;

•	the costs of acquiring or investing in businesses, product candidates and technologies;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the costs and timing of seeking and obtaining FDA and other regulatory approvals;

•	the effect of competing technological and market developments;

•	the economic and other terms and timing of any collaboration, licensing or other arrangements into which we may enter; and

•	the impact of us being a public entity.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through public or private equity offerings, or strategic collaborations. The sale of equity and convertible debt securities may result in dilution to our stockholders and certain of those securities may have rights senior to those of our shares of capital stock. If we raise additional funds through the issuance of preferred stock, convertible debt securities or other debt financing, these securities or other debt could contain covenants that would restrict our operations. Any other third-party funding arrangement could require us to relinquish valuable rights. Economic conditions may affect the availability of funds and activity in equity markets. We do not know whether additional funding will be available on acceptable terms, or at all. If we are not able to complete the proposed Merger with TuHURA or secure additional funding when needed, we may have to delay, reduce the scope of or eliminate one or more of our clinical trials or research and development programs or make changes to our operating plan, file for bankruptcy protection or pursue a dissolution of the Company and liquidation of all of our remaining assets. In such an event, the amount of cash available for distribution to our shareholders, if any, will depend heavily on the timing of such decision, as with the passage of time the amount of cash available for distribution will be reduced as we continue to fund our operations. We cannot provide assurance as to the amount of cash that will be available to distribute to shareholders, if any, after paying our debts and other obligations and setting aside funds for reserves, nor as to the timing of any such distribution, if any.

Critical Accounting Policies and Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles in the United States, requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain and therefore actual results may differ from those estimates.

A detailed presentation of all of our significant accounting policies and the estimates derived therefrom is included in Note 2 to our consolidated financial statements for the year ended June 30, 2023, contained in our Annual Report on Form 10-K filed with the SEC on September 18, 2023. While all of the significant accounting policies are important to our consolidated financial statements, the following accounting policies and the estimates derived therefrom are critical:

•	Fair value of financial instruments

•	Accruals for research and development expenses and clinical trials

Fair value of financial instruments

We recognize compensation costs resulting from the issuance of stock-based awards to employees, non-employees and directors as an expense in the statement of operations over the service period based on a measurement of fair value for each stock-based award. Prior to our adoption of Accounting Standards Update 2018-07, Compensation-Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), stock options granted to non-employee consultants were revalued at the end of each reporting period until vested using the Black-Scholes option-pricing model and the changes in their fair value were recorded as adjustments to expense over the related vesting period. For the nine months ended March 31, 2024, and 2023, the determination of grant-date fair value for stock option awards was estimated using the Black-Scholes model which includes variables such as the expected volatility of our share price, the anticipated exercise behavior of its grantee, interest rates, and dividend yields. For the nine months ended

March 31, 2024, and 2023, we utilized the plain vanilla method to determine the expected life of stock options. These variables are projected based on our historical data, experience, and other factors. Changes in any of these variables could result in material adjustments to the expense recognized for share-based payments. Such value is recognized as expense over the requisite service period, net of actual forfeitures, using the accelerated attribution method. We recognize forfeitures as they occur. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results, or updated estimates, differ from current estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised.

For the nine months ended March 31, 2024, and 2023, we issued stock options to our officers. The determination of grant-date fair value for options granted was estimated using the Black-Scholes model which includes variables such as the expected volatility of our share price, interest rates, dividend yields, and the term of the option.

Accruals for research and development expenses and clinical trials

As part of the process of preparing our financial statements, we are required to estimate our expenses resulting from our obligations under contracts with vendors, clinical research organizations and consultants, and under clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment terms that do not match the periods over which materials or services are provided under such contracts. Our objective is to reflect the appropriate expenses in our financial statements by matching those expenses with the period in which services are performed and efforts are expended. We account for these expenses according to the timing of various aspects of the expenses. We determine accrual estimates by taking into account discussion with applicable personnel and outside service providers as to the progress of clinical trials, or the services completed. During the course of a clinical trial, we adjust our clinical expense recognition if actual results differ from our estimates. We make estimates of our accrued expenses as of each balance sheet date based on the facts and circumstances known to us at that time. Our clinical trial accruals are dependent upon the timely and accurate reporting of contract research organizations and other third-party vendors. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting amounts that are too high or too low for any particular period. For the nine months ended March 31, 2024, and 2023, there were no material adjustments to our prior period estimates of accrued expenses for clinical trials.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

MANAGEMENT AFTER THE MERGER

Executive Officers and Directors of the Combined Company Following the Merger

Pursuant to the Merger Agreement, immediately after the Effective Time of the Merger, Kintara-Delaware’s board of directors will be fixed at five members, four of whom will be directors designated by TuHURA and is expected to include James Bianco, M.D., TuHURA’s current director and Chief Executive Officer, as well as George Ng, Alan List, M.D., and Dr. James Manuso, as chairman of the board of directors of the combined company, each of whom are current directors of TuHURA. The remaining director will be designated by Kintara. It is anticipated that the Kintara designee will be Robert E. Hoffman. See the section titled “The Merger Agreement — Directors and Officers of Kintara Following the Merger” beginning on page 154 of this proxy statement/prospectus.

Following the Merger, the management team of Kintara-Delaware is expected to be led by James Bianco, M.D., who is currently the Chief Executive Officer of TuHURA, Dan Dearborn, who is currently the Chief Financial Officer of TuHURA, and Dennis Yamashita, who is currently the Chief Scientific Officer of TuHURA. Dr. Bianco, Mr. Dearborn, and Dr. Yamashita were appointed to their respective positions in July 2021, August 2018, and December 2023, respectively. Dr. Bianco and Mr. Dearborn entered into second amended and restated employment agreements with TuHURA on March 29, 2024, which are further described under the section titled “TuHURA Executive Compensation.” Mr. Yamashita entered into his employment agreement with TuHURA on December 19, 2023.

The following table lists the names and positions of the individuals, together with their respective ages as of April 2, 2024, who are expected to serve as executive officers and directors of the combined company upon the completion of the Merger:

Name	Age	Position(s)
Executive Officers
James Bianco, M.D.	67	Chief Executive Officer and Director
Dan Dearborn	57	Chief Financial Officer
Dennis Yamashita, P.h.D.	58	Chief Scientific Officer
Directors
James Manuso, Ph.D., MBA(1)	74	Director and Chairman of the Board
James Bianco, M.D.(1)	67	Director
Alan List, M.D.(1)	68	Director
George Ng(1)	50	Director
Robert E. Hoffman(2)	58	Director

(1)	TuHURA designee
(2)	Kintara designee

Each executive officer will serve at the discretion of Kintara-Delaware’s board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the proposed directors or executive officers of Kintara-Delaware. All of Kintara’s current directors, other than Robert E. Hoffman, are expected to resign from their positions as directors of Kintara, effective as of the Effective Time.

Executive Officers

James Bianco, M.D. has served as TuHURA’s Chief Executive Officer and as a director of TuHURA since July 1, 2021. Dr. Bianco was also the founder, Chief Executive Officer and Chairman of Morphogenesis

Biopharma, Inc., a biotechnology company, from its inception in November 2018 through its dissolution in January 2023, following the transfer of its assets to TuHURA. Dr. Bianco is a 30-year veteran of the biopharmaceutical industry. In 1991, Dr. Bianco founded CTI Biopharma, Inc. (“CTI”) and from 1992 to 2016 was the Chief Executive Officer of CTI. During his tenure at CTI, Dr. Bianco was responsible for strategic portfolio development and identifying, acquiring, licensing, purchasing, or acquiring through international merger and acquisition, five drug candidates, four of which have since been approved by the FDA and with three receiving accelerated or conditional regulatory approval in the U.S. and/or E.U.

Dr. Bianco earned his M.D. from the Mount Sinai Icahn School of Medicine and completed his residency and chief residency at the Mount Sinai Medical Center in New York City. He completed his fellowship in Hematology/Oncology at the University of Washington/Fred Hutchinson Cancer Research Center (FHCRC) where he was appointed Assistant Professor of Medicine, Assistant Member FHCRC and Director of the Bone Marrow Transplant Unit at a “Hutch” affiliate (SVAMC).

TuHURA believes Dr. Bianco’s experience in building and leading biotechnology businesses as well as his extensive clinical development experience provide him with the qualifications and skills to serve as a director of Kintara-Delaware.

Dan Dearborn joined TuHURA in 2018 as its Chief Financial Officer. Mr. Dearborn is a CPA with over 25 years of finance experience exclusively with health care and biotechnology companies. Prior to TuHURA, from 2015 to 2017, Mr. Dearborn was Chief Financial Officer at MYMD Pharmaceuticals, Inc., an emerging biotechnology firm. Mr. Dearborn is an alumnus of Loyola University in Maryland and joined Ernst & Young early in his career. He was with Pharmerica, a long-term care pharmaceutical company, for fifteen years and advanced quickly to a Director role. He then moved to BioDelivery Sciences International as Controller. During his time at BioDelivery Sciences International, the company signed two very large commercial partnership agreements and was listed on Nasdaq. Mr. Dearborn later joined Welldyne, Inc. (“Welldyne”) as its Chief Financial Officer. Welldyne is a pharmacy benefit manager that also had several related health care businesses and employed associates in Florida and Colorado. During his time with Welldyne, the company was sold to Carlyle Group, Inc., one of the largest private equity firms in the world.

Dennis Yamashita, P.h.D. has served as our Chief Scientific Officer and Head of Discovery Research and Early Development since December 19, 2023. Dr. Yamashita has over 30 years of experience in research and development drug discovery in pharmaceutical and biotechnology companies. Prior to joining TuHURA, he most recently served as the Executive Vice President of Chemistry at Cambrian BioPharma, Inc. from September 2020 until December 2023. From August 2018 to September 2020, he was Vice President of Medicinal Chemistry at Axial Therapeutics, Inc. where he led an immuno-oncology project to improve immune checkpoint inhibitor efficacy. From October 2017 to May 2018, he was the Vice President of Drug Discovery at ORIC Pharmaceuticals Inc. and led projects aimed at overcoming drug resistance of oncology medicines. He began his biotechnology career as the Vice President of Chemistry at Trevena, Inc., which was founded by Nobel laureate Robert Lefkowitz. He was co-inventor of Olinvyk (oliceridine), an FDA-approved Mu opioid G-protein biased ligand for treating post-surgical pain. He began his career at GSK plc where he expanded his expertise in medicinal chemistry over a 20-year period with his last role leading drug discovery projects and research collaborations with premier academic institutions, and he identified four clinical drug candidates to treat cancer and osteoporosis. He has also served as the President and Chairman of the Board of three emerging private companies focused on treating and preventing diseases driven by aging.

Dr. Yamashita holds a B.S. from MIT in Chemistry and a Ph.D. in Organic Chemistry from Yale. His Ph.D. thesis was on the synthesis of calicheamicin, a potent natural product cytotoxic agent that was later incorporated into an antibody drug conjugate called Mylotarg used to treat acute myeloid leukemia. Additionally, he is an active volunteer as a mentor at the MIT Sandbox, an entrepreneurship program for MIT students that aims to move business ideas from concept to societal impacts.

Non-Employee Directors

James S. Manuso, Ph.D., MBA, has served as a director of TuHURA since November 2022. Dr. Manuso has also served as Chairman and Chief Executive Officer of Talfinium Investments, Inc., an investment entity and financial consultancy, since 2014. Since 2018, Dr. Manuso has served as managing member of Laurelside LLC, a family office, which he founded. Dr. Manuso has served on the board of Ocuphire Pharma, Inc., a public company (NASDAQ:OCUP) developing Nyxol in advanced clinical trials for the treatment of multiple visual disorders, since November 2020. From 2015 until 2018, Dr. Manuso served as President, Chief Executive Officer and Vice Chairman of RespireRx Pharmaceuticals Inc. (OTC QB:RSPI), a Phase 3-ready, clinical-stage respiratory and neurological pharmaceutical company. From July 2011 until October 2013, Dr. Manuso served as Chairman and Chief Executive Officer of Astex Pharmaceuticals, Inc. (Nasdaq:ASTX) and led the sale of Astex Pharmaceuticals, Inc. to Otsuka Pharmaceutical Co., Ltd. (“Otsuka Pharmaceutical”). In 2013, he was a senior mergers and acquisitions advisor to Otsuka Pharmaceuticals’ executive management. Dr. Manuso has served as board chairman and chairman of the audit, governance and nominating, pricing and compensation committees of multiple companies’ boards, including Biotechnology Industry Organization, Novelos Therapeutics, Inc., Merrion Pharmaceuticals Ltd. (MERR:IEX; Dublin, Ireland), Inflazyme Pharmaceuticals, Inc. (IZP-TSE; Vancouver, Canada), Symbiontics, Inc., which he co-founded (sold to BioMarin Pharmaceutical Inc. as ZyStor, Inc.), Montigen Pharmaceuticals, Inc., Quark Pharmaceuticals, Inc., Galenica Pharmaceuticals, Inc., Supratek Pharma, Inc., EuroGen, Ltd. (London, UK), where he was chairman, and the Greater San Francisco Bay Area Leukemia & Lymphoma Society, where he also served as vice president.

Dr. Manuso holds a B.A. with honors in Economics and Chemistry from New York University, a Ph.D. in Experimental Psychology and Genetics from the New School University, and an Executive M.B.A. from Columbia Business School. Dr. Manuso is the author of numerous chapters, articles and books on topics including health care cost containment and biotechnology company management. TuHURA believes that Dr. Manuso’s extensive experience in the biopharmaceutical industry in finance, business development and management, and his experience as a member of the boards of directors of multiple pharmaceutical companies, both domestic and foreign, provide him with the qualifications and skills to serve as a director of Kintara-Delaware.

George Ng has served as a director of TuHURA since February 2020. Mr. Ng has also served as a director of Calidi Biotherapeutics, Inc. (NYSE American: CLDI) since October 2019 and as its President and Chief Operating Officer since February 1, 2022, as well as a director and Chief Executive Officer of Processa Pharmaceuticals, Inc. (Nasdaq: PCSA) since August 8, 2023. In addition, Mr. Ng is currently a partner at PENG Life Science Ventures since September 2013, a director, co-founder, and chief business officer at IACTA Pharmaceuticals, Inc. since January 2020. Mr. Ng’s experience further includes serving in various executive-level positions for multiple publicly-traded and private global biotechnology and pharmaceutical firms. Mr. Ng previously served as a director of Inflammatory Response Research, Inc. from May 2019 to April 2020, as a director of Invent Medical Corp from July 2019 to January 2020, as a director of ImmuneOncia Therapeutics Inc. from June 2016 to 2019, and as a director of Virttu Biologics Limited from April 2017 to April 2019. Mr. Ng was also the Executive Vice President and Chief Administrative Officer of Sorrento Therapeutics, Inc. (Nasdaq: SRNE) from March 2015 to April 2019, the Co-Founder and President, Business of Scilex Pharmaceuticals Inc. from September 2012 to April 2019, and the Senior Vice President and General Counsel of BioDelivery Sciences International Inc. (Nasdaq: BDSI) from December 2012 to March 2015. Mr. Ng holds a JD degree from the University of Notre Dame School of Law, as well as a B.AS double degree in Biochemistry and Economics from the University of California, Davis. TuHURA believes Mr. Ng’s experience with the launch and commercialization efforts of multiple pharmaceutical drug products, experience in clinical research procedures, and his executive experience in the biotechnology industry, provide him with the qualifications and skills to serve as a director of Kintara-Delaware.

Alan List, M.D. has served as a director of TuHURA since November 2022. Dr. List has also served as Chief Medical Officer of Precision BioSciences, Inc. (Nasdaq: DTIL) (“Precision BioSciences”), a clinical stage gene editing company, since April 2021 and, prior to that, had been a strategic clinical advisor to Precision BioSciences and its board since April 2020, providing advice regarding its clinical stage and pre-clinical allogeneic CAR T programs. Prior to joining Precision BioSciences, Dr. List served in various roles at the Moffitt Cancer Center, including as President and Chief Executive Officer from 2012 to December 2019, Executive Vice President, Physician in Chief from 2008 to 2012 and Chief of the Malignant Hematology Division from 2003 to 2008. Prior to joining the Moffitt Cancer Center, Dr. List held academic and clinical appointments at the University of Arizona. Dr. List is internationally recognized for his many contributions in the development of effective treatment strategies for myelodysplastic syndrome (“MDS”) and acute myeloid leukemia. His pioneering work led to the development of Revlimid (lenalidomide), a transformational treatment for patients with MDS and multiple myeloma.

Dr. List is the author of numerous peer-reviewed articles and books. He previously served as the President for the Society of Hematologic Oncology as well as a member of the MDS Foundation Board of Directors. Dr. List is also an active member of the American Society of Clinical Oncology, the American Society of Hematology and the American Association for Cancer Research. He is a Charter Fellow in the National Academy of Inventors, an inductee in the Florida Inventors Hall of Fame. Dr. List received B.S. and M.S. degrees from Bucknell University and earned his M.D. from the University of Pennsylvania. He is board certified in internal medicine, hematology, and medical oncology. TuHURA believes Dr. List’s extensive clinical development experience together with his experience with biotechnology businesses provide him with the qualifications and skills to serve as a director of Kintara-Delaware.

Robert E. Hoffman has served as a director of Kintara since April 2018, as Chairman of Kintara since June 2018, as Chief Executive Officer and President of Kintara since November 2021, and as interim Chief Financial Officer of Kintara since June 1, 2023. He has served as a member of board of directors of ASLAN Pharmaceuticals, Inc. (Nasdaq: ASLN), a publicly-held, clinical-stage immunology focused biopharmaceutical company, since October 2018, and as a member of the board of directors of FibroGenesis, a clinical-stage regenerative medicine company, since April 2021. He has also served as a member of board of directors, on the audit committee, and on the Human Resources and compensation committee of Antibe Therapeutics Inc. (“Antibe”), a publicly-held clinical-stage biotechnology company, since November 2020, and as Chairman of Antibe’s board of directors from May 2022 to April 2024. Mr. Hoffman served as Senior Vice President and Chief Financial Officer of Heron Therapeutics, Inc., a publicly-held pharmaceutical company, from April 2017 to October 2020. From July 2015 to September 2016, Mr. Hoffman served as Chief Financial Officer of AnaptysBio, Inc., a publicly-held biotechnology company. From June 2012 to July 2015, Mr. Hoffman served as the Senior Vice President, Finance and Chief Financial Officer of Arena Pharmaceuticals, Inc. (“Arena”), a biopharmaceutical company, prior to its acquisition by Pfizer Inc. in March 2022. From August 2011 to June 2012 and previously from December 2005 to March 2011, he served as Arena’s Vice President, Finance and Chief Financial Officer and in a number of various roles of increasing responsibility from 1997 to December 2005. Mr. Hoffman formerly served as a member of the board of directors of Saniona AB, a biopharmaceutical company, from September 2021 to May 2022, and as a member of the board of directors of Kura Oncology, Inc., a cancer research company, from March 2015 to August 2021. He also previously served as a member of the board of directors of CombiMatrix Corporation, a molecular diagnostics company, MabVax Therapeutics Holdings, Inc., a biopharmaceutical company, and Aravive, Inc., a clinical stage biotechnology company. Mr. Hoffman serves as a member of the steering committee of the Association of Bioscience Financial Officers. Mr. Hoffman formerly served as a director and President of the San Diego Chapter of Financial Executives International and was an advisor to the Financial Accounting Standard Board (FASB) for 10 years (2010 to 2020) advising the United States accounting rulemaking organization on emerging issues and new financial guidance. Mr. Hoffman holds a B.B.A. from St. Bonaventure University. We believe Mr. Hoffman’s financial and executive business experience qualifies him to serve as a director of Kintara-Delaware.

Board Composition

The board of directors of Kintara-Delaware will consist of five members upon the closing of the Merger. The Kintara Charter and the Delaware Charter each provides that directors are to be elected at each annual meeting of stockholders to hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, or removal.

Director Independence

Based on information provided by each director concerning his background, employment and affiliations, upon the consummation of the Merger, we anticipate that each of the directors on the board of directors of Kintara-Delaware, other than Dr. James Bianco and Robert E. Hoffman, will qualify as independent directors, as defined under Nasdaq listing rules (the “Nasdaq listing rules”), and Kintara-Delaware’s board of directors will consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq listing rules relating to director independence requirements. In addition, Kintara-Delaware will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of certain committees of Kintara-Delaware’s board of directors, as discussed below.

Committees of the Board of Directors

The Kintara board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which operate pursuant to a charter adopted by the Kintara board of directors. Following the completion of the Merger, the board will continue to have the committees. The board of directors may also establish other committees from time to time to assist Kintara-Delaware and its board of directors.

Audit Committee

The audit committee oversees and monitors Kintara’s financial reporting process and internal control system, reviews and evaluates the audit performed by our registered independent public accountants and reports to the Kintara board of directors any substantive issues found during the audit. The audit committee is directly responsible for the appointment, compensation and oversight of the work of Kintara’s registered independent public accountants. The audit committee reviews and approves all transactions with affiliated parties. The audit committee of the combined company is expected to retain these duties and responsibilities following the completion of the Merger.

Following the Merger, the audit committee of Kintara-Delaware will consist of Dr. List, Mr. Ng and Dr. Manuso, who will serve as the chair of the committee. Dr. Manuso is a financial expert under the rules of the SEC.

To qualify as independent to serve on the combined company’s audit committee, listing standards of Nasdaq and the applicable SEC rules require that a director not accept any consulting, advisory or other compensatory fee from Kintara-Delaware, other than for service as a director, or be an affiliated person of Kintara-Delaware. Kintara and TuHURA believe that, following the completion of the Merger, the composition of the audit committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.

Compensation Committee

The compensation committee assists the board of directors in fulfilling its oversight responsibilities relating to (i) corporate governance practices and policies and (ii) compensation matters, including compensation of the directors and senior management of the Company and the administration of compensation plans of the Company. The compensation committee of Kintara-Delaware is expected to retain these duties and responsibilities following completion of the Merger.

Following the Merger, the compensation committee of Kintara-Delaware will consist of Dr. Manuso, Dr. List and Mr. Ng, who will serve as the chair of the committee. Each member of the combined company’s compensation committee will be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. Kintara and TuHURA believe that, following the completion of the Merger, the composition of the compensation committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee assesses potential candidates to fill perceived needs on Kintara’s Board for required skills, expertise, independence and other factors. A director candidate recommended by Kintara’s stockholders will be considered in the same manner as a nominee recommended by a board member, management or other sources. Stockholders wishing to recommend a candidate for nomination should contact Kintara’s Secretary in writing at the Secretary of Kintara at 9920 Pacific Heights Blvd, Suite 150, San Diego, CA 92121. The nominating and corporate governance committee has discretion to decide which individuals to recommend for nomination as directors. The nominating and corporate governance committee of the combined company is expected to retain these duties and responsibilities following completion of the Merger.

Following the Merger, Kintara-Delaware’s nominating and corporate governance committee will consist of Dr. Manuso, Mr. Ng and Dr. List, who will serve as the chair of the committee.

Kintara and TuHURA believe that, after the completion of the Merger, the composition of the governance and nominating committee will meet the requirements for independence under, and the functioning of such governance and nominating committee will comply with, any applicable requirements of the rules and regulations of Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

Each member of the compensation committee following the closing of the Merger will be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the proposed combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the board of directors of Kintara-Delaware or compensation committee following the completion of the Merger.

Director Compensation

Prior to the Merger, TuHURA did not have a formal policy to provide any cash or equity compensation to its non-employee directors for their service on its board of directors or committees of its board of directors. TuHURA’s non-employee director compensation is described under “TuHURA’s Director Compensation” in this proxy statement/prospectus. The determinations with respect to director compensation after the closing of the Merger have not yet been made, provided it is expected that the board of directors of the combined company will, promptly following the completion of the Merger, adopt a non-employee director compensation policy designed to enable the combined company to attract and retain, on a long-term basis, highly qualified non-employee directors and align its directors’ interests with those of its stockholders. It is anticipated that each director who is not an employee will be paid cash compensation in an amount to be determined. In addition, each non-employee elected or appointed to the board of directors of the combined company is expected be granted an initial stock option award and an annual stock option award, the amount and terms of which have not yet been determined.

Kintara-Delaware will also reimburse its non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending the board of director and committee meetings. It is anticipated that employee directors will not receive additional compensation for their services as directors.

Limitation on Liability and Indemnification of Directors and Officers

The Kintara Bylaws provide that Kintara will indemnify Kintara’s directors and may indemnify other officers, employees and agents under certain circumstances. Any indemnified person is also entitled, subject to certain limitations, to direct payment or reimbursement of costs, charges and expenses incurred by such person in an action or proceeding to which such director, officer, employee or agent is or are made a party by reason of his or her being or having been a director, officer, employee or agent of Kintara.

In addition, Kintara has entered into separate indemnification agreements with Kintara’s current directors and officers. These agreements, subject to limitations contained therein, obligate Kintara to indemnify the directors and officers to the fullest extent permitted by applicable law, for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts actually and reasonably incurred by them in any threatened, pending or completed action, suit, claim, investigation, inquiry, administrative hearing, arbitration or other proceeding arising out of their services as a director or executive officer. Subject to certain limitations, the indemnification agreements provide for the advancement of expenses incurred by the indemnitee, and the repayment to Kintara of the amounts advanced to the extent that it is ultimately determined that the indemnitee is not entitled to be indemnified by Kintara. The indemnification agreements also create certain rights in favor of Kintara, including the right to assume the defense of claims and to consent to settlements. The indemnification agreements do not exclude any other rights to indemnification or advancement of expenses to which the indemnitee may be entitled under applicable law, the Kintara Charter or Kinara Bylaws, any agreement, or otherwise.

Kintara maintains a directors’ and officers’ insurance policy pursuant to which Kintara’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. It is anticipated that the combined company will continue to maintain such policy.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Kintara pursuant to the foregoing provisions, Kintara been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of Kintara in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Kintara will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by Kintara is against public policy as expressed hereby in the Securities Act and Kintara will be governed by the final adjudication of such issue.

Code of Business Conduct and Ethics for Employees, Executive Officers, and Directors

Kintara adopted a Code of Ethics and Business Conduct that applies to all of its executive officers, financial and accounting officers, its directors, financial managers and all of Kintara’s employees. Each of the Kintara board of directors and the TuHURA Board are committed to a high standard of corporate governance practices and, through their respective oversight roles, encourage and promote a culture of ethical business conduct. A copy of Kintara’s Code of Ethics and Business Conduct, which will be continue in effect upon the consummation of the Merger, is posted under the “Investors” tab on Kintara’s website, which is located at www.Kintara.com.

DESCRIPTION OF KINTARA’S SECURITIES

The following summary of Kintara’s capital stock is not intended to be a complete summary of the rights and preferences of such securities and may not contain all the information you should consider before investing in Kintara capital stock. This description is summarized from, and qualified in its entirety by reference to, the Kintara Charter, which has been filed with the SEC. Please see the section entitled “Where You Can Find More Information.” The following information does not give effect to the Reverse Stock Split described in Proposal No. 2 in this proxy statement/prospectus.

Authorized Stock

As of the date of this proxy statement/prospectus, we are authorized to issue up to 80,000,000 shares of capital stock, including 75,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

The additional shares of our authorized stock available for issuance may be issued at times and under circumstances so as to have a dilutive effect on earnings per share and on the equity ownership of the holders of our common stock. The ability of our board of directors to issue additional shares of stock could enhance the board’s ability to negotiate on behalf of the stockholders in a takeover situation but could also be used by the board to make a change-in-control more difficult, thereby denying stockholders the potential to sell their shares at a premium and entrenching current management. The following description is a summary of the material provisions of our capital stock. You should refer to our articles of incorporation, as amended, and bylaws, as amended, both of which are on file with the SEC as exhibits to previous SEC filings, for additional information. The summary below is qualified by provisions of applicable law.

Common Stock

Each outstanding share of Kintara Common Stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors. All actions required or permitted to be taken by stockholders at an annual or annual meeting of the stockholders must be effected at a duly called meeting, with a quorum present of a majority in voting power of the shares entitled to vote thereon. Annual meetings of the stockholders may only be called by our board of directors acting pursuant to a resolution approved by the affirmative majority of the entire board of directors. Stockholders may not take action by written consent. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our articles of incorporation.

Subject to preferences which may be applicable to any outstanding shares of preferred stock from time to time, holders of Kintara Common Stock have equal ratable rights to such dividends as may be declared from time to time by our board of directors out of funds legally available therefor. In the event of any liquidation, dissolution or winding-up of our affairs, holders of Kintara Common Stock will be entitled to share ratably in our remaining assets after provision for payment of amounts owed to creditors and preferences applicable to any outstanding shares of preferred stock. All outstanding shares of Kintara Common Stock are fully paid and nonassessable. Holders of Kintara Common Stock do not have preemptive rights.

The rights, preferences and privileges of holders of Kintara Common Stock are subject to the rights of the holders of any outstanding shares of preferred stock.

Preferred Stock

Our board of directors is authorized to issue up to 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, 3,693,070 of which shares are undesignated, with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of Kintara Common Stock.

Series A Preferred Stock

Our board of directors previously established a series of preferred stock designated as Series A Preferred Stock (“Series A Preferred Stock”), comprising 278,530 shares of preferred stock, of which all shares remain outstanding as of June 30, 2023. Subject to superior rights of any other outstanding preferred stock from time to time each outstanding share of Series A Preferred Stock is entitled to receive, in preference to our common stock, cumulative dividends, payable quarterly in arrears, at an annual rate of 3% of $1.00 per share (the “Series A Stated Value”). We have never paid dividends on shares of our common stock and we do not intend to do so for the foreseeable future. Series A Preferred Stock does not have any voting rights. In the event of liquidation, each share of Series A Preferred Stock is entitled to receive, in preference to our common stock and pari passu with the Series C Preferred Stock, a liquidation payment equal to the Series A Stated Value (as adjusted for stock splits, stock dividends, combinations or other recapitalizations of the Series A Preferred Stock), plus any accrued and unpaid dividends. If there are insufficient funds to permit full payment, the assets legally available for distribution will be distributed pro rata among the holders of the Series A Preferred Stock and Series C Preferred Stock. The Series A Preferred Stock cannot be transferred without our prior written consent.

Series C Preferred Stock

Our board of directors previously established a series of preferred stock designated as Series C Preferred Stock (“Series C Preferred Stock”), comprising 28,400 shares of preferred stock, of which 14,208 are issued and outstanding as of June 30, 2023. The Series C Preferred Stock is comprised of three classes: 22,000 shares have been designated as Series C-1 Preferred Stock, 2,700 shares have been designated as Series C-2 Preferred Stock and 3,700 shares have been designated as Series C-3 Preferred Stock. Each class of Series C Preferred Stock has identical terms, except for the Conversion Price of the particular class of Series C Preferred Stock.

Dividends. The Series C Preferred Stock will be entitled to receive dividends, payable in shares our common stock at a rate of 10%, 15%, 20% and 25% of the number of shares our common stock issuable upon conversion of the Series C Preferred Stock, on the 12th, 24th, 36th and 48th month, anniversary of the initial closing of the private placement offering of the Series C Preferred Stock (the “Private Placement”), which occurred on August 19, 2020. Dividends will be payable in shares our common stock and will only be payable to those holders that continue to hold the Series C Preferred Stock on the respective anniversary dates of August 19, 2020. In addition, each holder of Series C Preferred Stock will be entitled to receive dividends equal, on an as-converted to shares of our common stock basis, to and in the same form as dividends actually paid on shares our common stock when, as, and if such dividends are paid on shares our common stock. We have never paid dividends on shares our common stock and we do not intend to do so for the foreseeable future.

Rank. The Series C Preferred Stock will rank pari passu with the shares of Series A Preferred Stock.

Liquidation. Upon any dissolution, liquidation or winding up, whether voluntary or involuntary, holders of Series C Preferred Stock, with the Series A Preferred Stock, will be entitled to receive distributions out of our assets in an amount per share equal to $1,000 with respect to the Series C Preferred Stock (and $1.00 for the Series A Preferred Stock) plus all accrued and unpaid dividends, whether capital or surplus before any distributions shall be made on any shares our common stock.

Conversion. Upon the earlier of (i) the four year anniversary of the initial closing of the Private Placement, which occurred on August 19, 2020, or (ii) the consent to conversion by holders of at least 50.1% of all of the then-outstanding shares of Series C Preferred Stock, without any action on the part of the holder, each share of Series C Preferred Stock will automatically convert into shares our common stock at the Conversion Price, as set forth below. In addition, each share of Series C Preferred Stock will be convertible, at any time and from time to time at the option of the holder, into that number of shares our common stock at the Conversion Price, subject to adjustment. The Conversion Price of the Series C Preferred Stock will equal the lesser of (i) the closing price of our common stock on Nasdaq on the date immediately preceding the signing of the applicable binding agreements for the applicable closing date of the Private Placement for which the Series C Preferred Stock is issued or (ii) the average closing price of our common stock on Nasdaq for the five trading days immediately preceding the signing of the applicable binding agreements for the applicable closing date of the Private Placement for which the Series C Preferred Stock is issued, subject to adjustment. The Conversion Prices for the Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock are $58.00, $60.70 and $57.50, respectively.

Conversion Price Adjustment:

Stock Dividends and Stock Splits. If we pay a stock dividend or otherwise make a distribution payable in shares of Kintara Common Stock on shares of Kintara Common Stock or any other common stock equivalents, subdivide or combine outstanding Kintara Common Stock, or reclassify Kintara Common Stock, the Conversion Price will be adjusted by multiplying the then conversion price by a fraction, the numerator of which shall be the number of shares of Kintara Common Stock outstanding immediately before such event, and the denominator of which shall be the number of shares outstanding immediately after such event.

Fundamental Transaction. If we effect a fundamental transaction, then upon any subsequent conversion of Kintara Series C Preferred Stock, the holder thereof shall have the right to receive, for each share of Kintara Common Stock that would have been issuable upon such conversion immediately prior to the occurrence of such fundamental transaction, the number of shares of the successor’s or acquiring corporation’s common stock or of Kintara Common Stock, if we are the surviving corporation, and any additional consideration receivable as a result of such fundamental transaction by a holder of the number of shares of Kintara Common Stock into which Kintara Series C Preferred Stock is convertible immediately prior to such fundamental transaction. A fundamental transaction means: (i) a merger or consolidation with or into another entity, (ii) any sale of all or substantially all of our assets in one transaction or a series of related transactions, or (iii) any reclassification of Kintara Common Stock or any compulsory share exchange by which Kintara Common Stock is effectively converted into or exchanged for other securities, cash or property.

Voting Rights. Except as otherwise provided in the Certificate of Designation or required by law, Kintara Series C Preferred Stock have no separate class voting rights. The Certificate of Designation provides that each share of Kintara Series C Preferred Stock will entitle its holder to vote with the Kintara Common Stock on an as-converted basis. Notwithstanding certain protections in the Certificate of Designation, Nevada law also provides holders of preferred stock with certain rights. The holders of the outstanding shares of Kintara Series C Preferred Stock generally are entitled to vote as a class upon a proposed amendment to the Kintara Charter if the amendment would:

•	increase or decrease the aggregate number of authorized shares of Kintara Series C Preferred Stock;

•	increase or decrease the par value of the shares of Kintara Series C Preferred Stock;

•

authorize or issue an additional class or series of capital stock that ranks senior to the Kintara Series C Preferred Stock with respect to dividends, redemption or distribution of assets upon liquidation, dissolution or winding up of the Company or entering into any agreement with respect to the foregoing; or

•	alter or change the powers, preferences, or special rights of the shares of Kintara Series C Preferred Stock so as to affect them adversely.

Fractional Shares. No fractional shares of Kintara Common Stock will be issued upon conversion of Kintara Series C Preferred Stock. Rather, we will round up to the next whole share.

Anti-takeover Effects of Nevada Law and our Articles of Incorporation, as amended and Bylaws, as amended and restated

The Kintara Charter and Kintara Bylaws contain a number of provisions that could make our acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult. Certain of these provisions are summarized below.

Special Meetings

Special meetings of the stockholders may only be called by Kintara’s board of directors acting pursuant to a resolution approved by the affirmative majority of the entire board of directors, certain officers or any stockholder holding at least 20% of the stock issued and outstanding and entitled to vote thereat.

Business Combinations Act

The Business Combinations Act, Sections 78.411 to 78.444 of the NRS, restricts the ability of a Nevada “resident domestic corporation” having at least 200 stockholders of record to engage in any “combination” with an “interested stockholder” for two (2) years after the date that the person first became an interested stockholder, unless the combination meets all of the requirements of the articles of incorporation of the resident domestic corporation and (i) the purchase of shares by the interested stockholder is approved by the board of directors before that date or (ii) the combination is approved by the board of directors of the resident domestic corporation and, at or after that time, the combination is approved at an annual or annual meeting of the stockholders of the resident domestic corporation, and not by written consent, by the affirmative vote of the holders of stock representing at least sixty percent (60%) of the outstanding voting power of the resident domestic corporation not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder.

If this approval is not obtained, then after the expiration of the two (2) year period, the business combination may still not be consummated unless it is a combination meeting all of the requirements of the articles of incorporation of the resident domestic corporation and either the “fair price” requirements specified in NRS 78.441 to 78.444, inclusive are satisfied or the combination is (a) a combination or transaction by which the person first became an interested stockholder is approved by the board of directors of the resident domestic corporation before the person first became an interested stockholder, or (b) a combination approved by a majority of the outstanding voting power of the resident domestic corporation not beneficially owned by the interested stockholder, or any affiliate or associate of the interested stockholder.

“Interested stockholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (a) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (b) an affiliate or associate of the resident domestic corporation and at any time within two years immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.

A “combination” is broadly defined and includes, for example, any merger or consolidation of a corporation or any of its subsidiaries with (i) an interested stockholder or (ii) any other entity that after and as a result of the merger or consolidation would be an affiliate or associate of the interested stockholder; or any sale, lease, exchange, pledge, transfer or other disposition of assets of the corporation, in one transaction or a series of transactions, to or with an interested stockholder having: (x) an aggregate market value equal to more than 5% of the aggregate market value of the assets of a corporation, (y) an aggregate market value equal to more than 5% of the aggregate market value of all outstanding voting shares of a corporation, or (z) representing more than 10% of the earning power or net income of a corporation.

The provisions of Nevada law, our articles of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Control Shares

Nevada law also seeks to impede “unfriendly” corporate takeovers by providing in Sections 78.378 to 78.3793 of the NRS that an “acquiring person” shall only obtain voting rights in the “control shares” purchased by such person to the extent approved by the other shareholders at a meeting. With certain exceptions, an acquiring person is one who acquires or offers to acquire a “controlling interest” in the corporation, defined as one-fifth or more of the voting power. Control shares include not only shares acquired or offered to be acquired in connection with the acquisition of a controlling interest, but also all shares acquired by the acquiring person within the preceding 90 days. The statute covers not only the acquiring person but also any persons acting in association with the acquiring person.

A Nevada corporation may elect to opt out of the provisions of Sections 78.378 to 78.3793 of the NRS. We have no provision in our articles of incorporation pursuant to which we have elected to opt out of Sections 78.378 to 78.3793; therefore, these sections do apply to us.

Warrants

As of December 31, 2023, we had issued and outstanding warrants to purchase up to 700,000 shares of Kintara Common Stock, exercisable at prices ranging from $20.50 per share to $193.75 per share.

Series C Preferred Stock Warrants

As of December 31, 2023, we had issued and outstanding Series C Preferred Warrants to purchase up to 2,444 shares of Series C Preferred Stock, exercisable at $1000 per share.

Stock Options

As of December 31, 2023, we had issued and outstanding options to purchase up to 237,000 shares of Kintara Common Stock, with exercise prices ranging from $4.66 per share to $2,660.00 per share.

Restricted Stock Units

As of December 31, 2023, we had 66,000 issued and outstanding restricted stock units for shares of Kintara Common Stock.

Performance Stock Units

As of December 31, 2023, we had no issued and outstanding performance stock units for shares of Kintara Common Stock.

Potential Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the board of directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the Nevada Revised Statute and subject to any limitations set forth in our articles of incorporation. The purpose of authorizing the board of directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from acquiring, a majority of our outstanding voting stock.

Transfer Agent and Warrant Agent

The transfer agent and registrar for our common stock, preferred stock and the warrant agent for the warrants is Mountain Share Transfer, LLC.

COMPARISON OF RIGHTS OF HOLDERS OF KINTARA STOCK AND TUHURA STOCK

Kintara is incorporated under the laws of the State of Nevada and TuHURA is incorporated under the laws of the State of Delaware. Accordingly, pre-Reincorporation, the rights of Kintara stockholders and TuHURA stockholders are governed by the laws of the State of Nevada and the laws of State of Delaware, respectively. If the Reincorporation and the Merger are completed, TuHURA stockholders will become stockholders of Kintara-Delaware, and their rights will be governed by the DGCL, the Delaware Certificate of Incorporation and the Delaware Bylaws (together with the Delaware Certificate of Incorporation, the “Governance Documents of Kintara”).

As of the Closing, TuHURA stockholders immediately prior to the Closing will receive Kintara Common Stock. Following the Closing, the equityholders of TuHURA would own approximately 97.15% of the combined company on an “as converted” to Kintara Common stock basis (or 94.55% of the combined company after giving effect to the issuance of the CVR Shares) and the existing stockholders equityholders of Kintara would own approximately 2.85% of the combined company on an “as converted” to Kintara Common Stock basis or (5.45% of the combined company after giving effect to the issuance of the CVR Shares). The rights of the former TuHURA stockholders and the Kintara stockholders will thereafter be governed by the DGCL and by the Governance Documents of Kintara.

The table included in the section titled “Proposal No. 5—Reincorporation of Kintara Therapeutics, Inc. from the State of Nevada to the State of Delaware and Adoption of Other Corporate Changes – Rights of Kintara Stockholders Prior to and After Reincorporation from the State of Nevada to the State of Delaware” summarizes the material differences between the rights of Kintara stockholders under the current Kintara Charter and current Kintara Bylaws the rights of Kintara stockholders under the Delaware Certificate of Incorporation, the Delaware Bylaws and Delaware law. It does not purport to be a complete description of those differences, or a complete description of the specific provisions referred to in this summary.

While Kintara and TuHURA believe that the summary table described above covers the material differences between the rights of Kintara stockholders before and after the proposed Reincorporation, such summary tables may not contain all of the information that is important to you and therefore, the summary table below describes the material differences between the rights of Kintara stockholders after the Reincorporation and the rights of TuHURA stockholders before the Merger. Kintara has filed the Kintara Charter and Kintara Bylaws with the SEC and will send copies to you without charge, upon your request. TuHURA will also send copies of its organizational documents referred to in this proxy statement/prospectus to you upon your request. Please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

	Rights of Current TuHURA Stockholders	Rights of Kintara Stockholders After the Reincorporation and before the Merger
Authorized Capital Stock	TuHURA’s certificate of incorporation provides that the authorized capital stock of TuHURA consists of 300,000,000 shares of common stock, par value $0.0001 per share and 150,000,000 shares of preferred stock, par value $0.0001 per share.	The Delaware Certificate of Incorporation will provide that the authorized capital stock of Kintara consists of 400,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share.

Number of Directors	The number of directors of TuHURA shall be fixed solely and exclusively by resolution duly adopted from time	The number of directors may be fixed and changed from time to time by resolution of the Kintara board of directors.

	Rights of Current TuHURA Stockholders	Rights of Kintara Stockholders After the Reincorporation and before the Merger
	to time by the TuHURA board of directors. There are currently five directors serving on the TuHURA board of directors.	Upon consummation of the Merger, there will be five directors serving on the Kintara board of directors.

Stockholder Nominations and Proposals	The TuHURA bylaws do not provide for stockholder director nominations or proposals.	The Delaware Bylaws will provide that, at a meeting of the stockholders, only such nominations of persons for the election of directors and such other business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, nominations or such other business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board or any committee thereof; (B) otherwise properly brought before the meeting by or at the direction of the Board or any committee thereof; or (C) otherwise properly brought before an annual meeting by a stockholder who is a stockholder of record of the Corporation at the time such notice of meeting is delivered, who is entitled to vote at the meeting, and who complies with the notice and nomination procedures set forth in the Delaware Bylaws.

Directors’ Terms of Office; Removal	TuHURA’s bylaws provide that directors are elected at each annual meeting of stockholders, to hold office until the next annual meeting, and shall hold office until their respective successors are elected and qualified. TuHURA’s bylaws provide that any director may be removed from office (i) with cause or without cause and (ii) only by the affirmative vote of the holders of at least a majority in voting power of the shares then entitled to vote at an election of directors.	The Delaware Certificate of Incorporation and the Delaware Bylaws will provide that directors are elected at each annual meeting of stockholders, to hold office until the next annual meeting, and shall hold office until their respective successors are elected. One or more or all of the directors of the Kintara may be removed with or without cause at any time by a vote of the holders of at least a majority in voting power of the stockholders entitled to vote thereon, voting as a single class.

Annual meetings of the Stockholder	The TuHURA bylaws provide that annual meetings of the stockholders shall be held on such date, time and	The Delaware Bylaws provide that annual meetings of the stockholders shall be held at such place, either within or without the State of

	Rights of Current TuHURA Stockholders	Rights of Kintara Stockholders After the Reincorporation and before the Merger
	place as may be designated by resolution of the TuHURA Board.	Delaware, and time and on such date as shall be determined by the Board.

Cumulative Voting	The charter documents of TuHURA do not provide for cumulative voting rights in the election of its directors. Under the DGCL, cumulative voting is permitted only when authorized in the certificate of incorporation.	The Delaware Certificate of Incorporation does not provide for cumulative voting rights in the election of its directors. Under the DGCL, cumulative voting is permitted only when authorized in Kintara’s certificate of incorporation.

Voting	Pursuant to TuHURA’s certificate of incorporation, holders of shares of TuHURA Common Stock are entitled to one vote for each such share on all matters voted on by the stockholder and the voting rights, if any, of any holders of preferred stock shall be established and designated by the board of directors at the time of issuance.	Pursuant to the Delaware Certificate of Incorporation, holders of shares of Kintara’s common stock are entitled to one vote for each such share on all matters voted on by the stockholder. Holders of shares of Kintara Series C Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Kintara Series C Preferred Stock held by such holder are convertible.

Vacancies	TuHURA’s certificate of incorporation and bylaws provide that vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.	Vacancies and newly created directorships occurring on the Kintara board of directors may be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director and may not be filled by the stockholders.

Election of Directors	Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.	Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.

Quorum	TuHURA’s bylaws provide that a majority of the TuHURA board of directors constitutes a quorum for the transaction of business at any meeting of the TuHURA board of directors, but if less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice. Any business which might have been transacted at the meeting as originally noticed may be transacted at such adjourned meeting at which a quorum is present.	Under the Delaware Bylaws, the quorum necessary for the transaction of the business of Kintara’s Board is a majority of Kintara’s Board.

	Rights of Current TuHURA Stockholders	Rights of Kintara Stockholders After the Reincorporation and before the Merger

Stockholder Action by Written Consent	TuHURA’s bylaws provide that any action required by law to be taken at any annual or annual meeting of stockholders, or any action which may be taken at any annual or annual meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to TuHURA.	The Delaware Certificate of Incorporation will provide that subject to the rights of the holders of any outstanding shares of preferred stock, any action required or permitted to be taken by the stockholders of Kintara must be effected at a duly called annual or special meeting of stockholders of Kintara and may not be effected by any consent in writing by such stockholders.

Notice of Stockholder Meetings	TuHURA’s bylaws provide that notice of the place, if any, date and time of all meetings of stockholders (and the means of written notice by personal delivery or regular mail at such shareholder’s address a it appears on the records) shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting.	Notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by the Kintara bylaws to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by the Company not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the DGCL.

Conversion Rights and Protective Provisions	TuHURA’s certificate of incorporation does not provide holders of TuHURA Common Stock preemptive, conversion or other protective rights.	The Delaware Certificate of Incorporation will not provide that holders of Kintara’s stock shall have preemptive, conversion or other protective rights, except that the holders of Kintara Series C Preferred Stock shall be entitled to convert such shares into shares of Kintara Common Stock pursuant to the terms of the Delaware Certificate of Incorporation.

	Rights of Current TuHURA Stockholders	Rights of Kintara Stockholders After the Reincorporation and before the Merger

Indemnification of Officers and Directors

Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful. However, with respect to actions by or in the rights of the corporation, no indemnification may be paid for judgments and settlements or to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity. The DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of a corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such.

In accordance with the DGCL, TuHURA’s certificate of

Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful. However, with respect to actions by or in the rights of the corporation, no indemnification may be paid for judgments and settlements or to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity. The DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of a corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such.

The Delaware Bylaws provide that, to the fullest extent permitted by

	Rights of Current TuHURA Stockholders	Rights of Kintara Stockholders After the Reincorporation and before the Merger incorporation and bylaws provide that, TuHURA shall, to the fullest extent permitted by the provisions of Section 145 of the DGCL and other Delaware law, as the same may be amended and supplemented, indemnify and pay the expenses of any and all officers and directors, against any and all liabilities and advance any and all reasonable expenses incurred thereby in any proceeding to which any such person is a party or in which such person is deposed or called to testify as a witness because he or she was an officer or director of TuHURA by reason of the fact that he or she is or was a director, officer, employee, trustee or agent of or for TuHURA.

applicable law, Kintara-Delaware shall indemnify each person who was or is made party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact he or she is or was a director or officer of Kintara-Delaware, subject to additional terms, conditions, and limitations. The Delaware Certificate of Incorporation contains a similar provision with respect to directors but subject to fewer terms, conditions and limitations.

Declaration and Payment of Dividends	TuHURA’s certificate of incorporation provides holders of any outstanding series of preferred stock or any class or series of stock having a preference over or the right to participate with the common stock with respect to the payment of dividends, dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of TuHURA legally available for the payment of dividends, but only when and as declared by the TuHURA board of directors or any authorized committee thereof.	The Delaware Certificate of Incorporation will provide that dividends may be declared and paid on common stock out of any funds lawfully available as and when determined by Kintara’s Board, subject to any preferential dividend or other rights of any then-outstanding preferred stock.

Amendments; General Provisions

Under the DGCL, an amendment to the certificate of incorporation generally requires (1) the approval of the board of directors, (2) the approval of the holders of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of any class entitled to vote thereon as a class, if any.

Except as provided otherwise by law, the TuHURA bylaws may be amended or repealed by the TuHURA board of directors.

TuHURA’s bylaws may also be amended or repealed at any Annual Meeting, or annual meeting of stockholders called for such purpose, by the affirmative vote of holders of at least a majority in voting power of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class.

The Delaware Certificate of Incorporation will provide that Kintara-Delaware reserves the right to amend, alter, change or repeal any provision in the Delaware Certificate of Incorporation in the manner now or hereafter permitted by the DGCL

Notwithstanding anything contained in the Delaware Certificate of Incorporation or the Delaware Bylaws to the contrary, and subject to the terms therein, the affirmative vote of of the holders of at least a majority of the total voting power of the issued and outstanding shares of Kintara-Delaware’s capital stock entitled to vote thereon, voting as a single class, is required to amend certain provisions of the Delaware Certificate of Incorporation.

The Delaware Bylaws are subject to amendment, alteration or repeal, and new bylaws may be made by the affirmative vote of the total voting power of the issued and outstanding shares of Kintara’s capital stock entitled to vote thereon, voting together as a single class.

Kintara’s Board also will have the power to make, adopt, alter, amend and repeal, from time to time, the bylaws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

TuHURA

The following table sets forth certain information known to TuHURA regarding beneficial ownership of TuHURA capital stock on a converted basis as of August 1, 2024 (the “Beneficial Ownership Date”), for:

•	each person or group of affiliated persons, who is known by TuHURA to be the beneficial owner of more than 5% of TuHURA capital stock;

•	each of TuHURA’ directors;

•	each of TuHURA’ named executive officers; and

•	all of TuHURA’ directors and executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to TuHURA’ securities. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of the Beneficial Ownership Date. Shares of TuHURA Common Stock that an individual has the right to acquire within 60 days of the Beneficial Ownership Date are deemed to be outstanding and beneficially owned by the individual for the purpose of computing the percentage ownership of that individual, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To TuHURA’ knowledge and subject to applicable community property rules, and except as otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

Effective as of immediately prior to the Effective Time, the certificate of incorporation of TuHURA will be amended and restated such that each share of (i) Series A Preferred Stock of TuHURA will convert to 1.188 shares of TuHURA Common Stock; (ii) Series A-1 Preferred Stock of TuHURA will convert to 1.132 shares of TuHURA Common Stock; and (iii) Series B Preferred Stock of TuHURA will convert to 1.191 shares of TuHURA Common Stock (the “TuHURA Charter Amendment”).

The percentage of beneficial ownership shown prior to the Merger in the table below is based on 222,239,165 shares of TuHURA Common Stock deemed to be outstanding as of the Beneficial Ownership Date, assuming (i) the conversion of all outstanding shares of TuHURA preferred stock into shares of TuHURA Common Stock pursuant to the TuHURA Charter Amendment and (ii) the conversion of all of the convertible notes issued in the TuHURA Note Financing into shares of TuHURA Common Stock pursuant to the terms therein.

Unless otherwise indicated in the footnotes below, the address of each beneficial owner listed in the table below is 10500 University Center Drive, Suite 110, Tampa, Florida 33612.

Named Executive Officers and Directors	Number of Shares Beneficially Owned	Percentage of Shares Outstanding Beneficially Owned
James Bianco, M.D.(1)	17,719,622	7.90%
Dan Dearborn(2)	1,064,550	0.48%
Kiran C. Patel, M.D.(3)	42,842,381	18.45%
George Ng(4)	351,541	0.16%
Michael Lawman, Ph.D.(5)	12,742,018	5.70%
Patricia Lawman, M.D.(6)	12,850,105	5.75%
Alan List, M.D.(7)	151,514	0.07%
James Manuso, Ph.D., MBA(8)	151,514	0.07%
Directors and Executive Officers as a Group (9 Total)(9)		38.16%

1

Consists of: (i) 15,586,622 shares of TuHURA Common Stock held directly by Dr. Bianco, and (ii) 2,133,000 options to purchase TuHURA Common Stock held directly by Dr. Bianco exercisable within 60 days after the Beneficial Ownership Date.

2	Consists of 1,064,550 options to purchase TuHURA Common Stock held directly by Mr. Dearborn exercisable within 60 days after the Beneficial Ownership Date.
3

Consists of: (i) 2,513,078 shares of TuHURA Common Stock issuable upon the conversion of Series A Preferred Stock held directly by Dr. Patel, (ii) 528,846 shares of TuHURA Common Stock issuable pursuant to currently exercisable warrants that are held directly by Dr. Patel, (iii) 1,655,757 options to purchase TuHURA Common Stock held directly by Dr. Patel exercisable within 60 days’ after the Beneficial Ownership Date, (iv) 11,880,000 shares of TuHURA Common Stock issuable upon the conversion of TuHURA Series A Preferred Stock held by KP Biotech Group, LLC, a Florida limited liability company (“KP Biotech”), (v) 2,500,000 shares of TuHURA Common Stock issuable pursuant to currently exercisable warrants that are held by KP Biotech, (vi) 11,880,000 shares of TuHURA Common Stock issuable upon the conversion of TuHURA Series A Preferred Stock held by CA Patel F&F Investments, LLC, a Florida limited liability company (“CA Patel”), (vii) 2,500,000 shares of TuHURA Common Stock issuable pursuant to currently exercisable warrants that are held by CA Patel, (viii) 6,625,478 shares of TuHURA Common Stock issuable upon the conversion of Series A-1 Preferred Stock held by Morphogenesis Bridge Note LLC, a Florida limited liability company (“Morpho Bridge Note”) and (ix) 2,759,222 shares of TuHURA Common Stock issuable pursuant to currently exercisable warrants that are held by Morpho Bridge Note. Dr. Patel is the manager of each of KP Biotech, CA Patel, and Morpho Bridge Note and may therefore be deemed to have voting ad dispositive power over the shares held by such entities. Dr. Patel disclaims beneficial ownership of the shares held by KP Biotech, CA Patel, and Morpho Bridge Note except to the extent of his pecuniary interest therein.

4	Consists of 351,541 options to purchase TuHURA Common Stock held directly by Mr. Ng exercisable within 60 days after the Beneficial Ownership Date.
5

Consists of: (i) 9,042,952 shares of TuHURA Common Stock held directly by Dr. Michael Lawman, (ii) 1,199,066 options to purchase TuHURA Common Stock held directly by Dr. Michael Lawman exercisable within 60 days after the Beneficial Ownership Date and (iii) 2,500,000 shares of TuHURA Common Stock held directly by the ML 2018 Irrevocable Trust, U/A/D March 26, 2018 (the “ML Trust”). Dr. Michael Lawman is the trustee of the ML Trust and may therefore be deemed to have voting and dispositive power over the shares held by such entity. Dr. Michael Lawman disclaims beneficial ownership of the shares held by the ML Trust except to the extent of his pecuniary interest therein. Dr. Michael Lawman is the spouse of Dr. Patricia Lawman but maintains sole voting and dispositive power over her shares.

6

Consists of: (i) 9,042,952 shares of TuHURA Common Stock held directly by Dr. Patricia Lawman, (ii) 1,307,154 options to purchase TuHURA Common Stock held directly by Dr. Patricia Lawman exercisable within 60 days after the Beneficial Ownership Date and (iii) 2,500,000 shares of TuHURA Common Stock held directly by the PL 2018 Irrevocable Trust, U/A/D March 26, 2018 (the “PL Trust”). Dr. Patricia Lawman is the trustee of the PL Trust and may therefore be deemed to have voting and dispositive power over the shares held by such entity. Dr. Patrica Lawman disclaims beneficial ownership of the shares held the PL Trust except to the extent of her pecuniary interest therein. Dr. Patricia Lawman is the spouse of Dr. Michael Lawman but maintains sole voting and dispositive power over his shares.

7	Consists of 151,514 options to purchase TuHURA Common Stock held directly by Dr. List exercisable within 60 days after the Beneficial Ownership Date.
8	Consists of 151,514 options to purchase TuHURA Common Stock held directly by Dr. Manuso exercisable within 60 days after the Beneficial Ownership Date.
9

On December 19, 2023, TuHURA and Dennis Yamashita entered into an employment agreement for Mr. Yamashita’s employment as Chief Science Officer of TuHURA. Mr. Yamashita was an officer as of fiscal year end 2023 and is included in the Directors and Executive Officers Group, however, does not meet the definition of a named executive officer for such period.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding Beneficially Owned
KP Biotech Group, LLC(10)	14,380,000	6.40%
CA Patel F&F Investments, LLC(11)	14,380,000	6.40%
Vijay Patel(12)	69,113,638	28.03%
Samir Patel(13)	14,351,050	6.34%
Charles Theofilos, M.D.(14)	14,009,623	6.22%

10

Consists of: (i) 11,880,000 shares of TuHURA Common Stock issuable upon the conversion of TuHURA Series A Preferred Stock held by KP Biotech and (ii) 2,500,000 shares of TuHURA Common Stock issuable pursuant to currently exercisable warrants that are held by KP Biotech.

11

Consists of: (i) 11.880,000 shares of TuHURA Common Stock issuable upon the conversion of TuHURA Series A Preferred Stock held by CA Patel and (ii) 2,500,000 shares of TuHURA Common Stock issuable pursuant to currently exercisable warrants that are held by CA Patel.

12

Consists of: (i) 27,068,183 shares of TuHURA Common Stock issuable upon the conversion of Series B Preferred Stock held by K&V Investment One, LLC (“K&V Investment One”) and (ii) 17,647,059 shares of TuHURA Common Stock issuable pursuant to currently exercisable warrants that are held by K&V Investment One. Mr. Vijay Patel is the manager of K&V Investment One and may therefore be deemed to have voting and dispositive power over the shares held by such entity. Mr. Vijay Patel disclaims beneficial ownership of the shares held by K&V Investment One except to the extent of his pecuniary interest therein.

13

Consists of (i) 8,502,153 shares of TuHURA Common Stock held directly by Pranabio Investments, LLC (“Pranabio”), (ii) 1,764,706 shares of TuHURA Common Stock held directly by Millenium Trust Co FBO Samir R. Patel (“Millenium Trust”) and (iii) 4,084,191 shares of TuHURA Common Stock issuable pursuant to currently exercisable warrants that are held by Pranabio. Mr. Samir Patel is the sole manager and member of Pranabio and the shares held by Millenium Trust are in an IRA account for Mr. Samir Patel’s benefit. Mr. Samir Patel disclaims beneficial ownership of the shares held by Pranabio and Millenium Trust except to the extent of his pecuniary interest therein.

14

Consists of (i) 5,294,118 shares of TuHURA Common Stock directly held by the Charles S. Theofilos, MD IRA, an IRA account for Dr. Theofilos’ benefit (the “Theofilos IRA”), (ii) 2,205,882 shares of TuHURA Common Stock issuable pursuant to currently exercisable warrants that are held by the Theofilos IRA, (iii) 1,764,706 shares of TuHURA Common Stock held directly by Charles S. Theofilos, MD and Kathryn N. Theofilos, as tenants by the entireties (the “Charles and Kathryn”), issuable pursuant to the conversion of convertible notes issued in the TuHURA Note Financing, (iv) 735,294 shares of TuHURA common stock issuable pursuant to currently exercisable warrants that are held by Charles and Kathryn, and (v) 4,009,623 shares of TuHURA Common Stock issued to Charles and Kathryn in connection with the TuHURA July 2024 Private Placement.

Kintara

The following table sets forth information regarding (i) the actual beneficial ownership of Kintara Common Stock as of August 1, 2024 and (ii) expected beneficial ownership of Kintara Common Stock immediately following the Closing based on the 1,442,673,423 shares of Kintara Common Stock outstanding immediately after the consummation of the Merger prior to giving effect to the anticipated Kintara reverse stock split and without giving effect to the issuance of CVR Shares, if any, by:

•	each person who is, or is expected to be, the beneficial owner of more than 5% of issued and outstanding shares of Kintara Common Stock before and after the Closing;

•	each of our current named executive officers and directors;

•	each person who will become a named executive officer or director of Kintara after the Closing; and

•	all executive officers and directors of Kintara as a group before and after the Closing.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

•	The beneficial ownership of shares of Kintara Common Stock before the Closing is based on 55,366,413 shares of Kintara Common Stock issued and outstanding as of August 1, 2024.

•

The expected beneficial ownership of shares of Kintara Common Stock after the Closing has been determined based upon the following: (i) that 1,386,777,532 shares of Kintara Common Stock are issued to the TuHURA stockholders in connection with the Merger and (ii) there will be an aggregate of 55,895,891 shares of Kintara Common Stock (including shares of Kintara Series C Preferred Stock on an as-converted basis) issued and outstanding at Closing. The amounts above assume that shares of Kintara Common Stock issued upon conversion of the Kintara Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock are issued at a conversion price of $58.00, $60.70 and $57.50, respectively, the respective conversion prices for the Kintara Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock calculated as of August 1, 2024.

	Before the Closing				After the Closing
Name of Beneficial Owner(1)	Common Stock Beneficially Owned		%(2)		Common Stock Beneficially Owned		%
Directors and Officers of Kintara:
Robert E. Hoffman	139,579	(3)	*	%	139,579	(3)	*
Dennis Brown(4)	2,776		*		2,776		*
Scott Praill(4)	744		*		744		*
Robert J. Toth, Jr.	16,583	(5)	*		16,583	(5)	*
Laura Johnson	14,960	(6)	*		14,960	(6)	*
Tamara A. Favorito	12,700	(7)	*		12,700	(7)	*
All Officers and Directors as a group (4 persons)	183,822		*	%	183,822		* %
Directors and Officers of Kintara After Consummation of the Merger (not listed above)
James Bianco	—		—		110,570,853(8)		7.59%
Dan Dearborn	—		—		6,642,817(9)		*
George Ng	—		—		2,193,624(10)		*
Alan List	—		—		945,451(11)		*
James Manuso	—		—		945,451(12)		*
All Officers and Directors of Kintara after consummation of the Merger as a group (6 persons)					121,298,196		8.27%
5% Holders after consummation of the Merger
Vijay Patel	—		—		431,270,706(13)		27.04%
Kiran C. Patel, M.D.	—		—		267,337,452(14)		17.77%
Samir Patel	—		—		89,550,884(15)		6.10%
Michael Lawman, M.D.	—		—		79,510,488(16)		5.48%
Patricia Lawman, M.D.	—		—		80,184,953(17)		5.53%
Charles Theofilos, M.D.					87,420,373(18)		5.98%

*	Less than 1%
(1)	Except as otherwise indicated, the address of each beneficial owner is c/o Kintara Therapeutics, Inc., 9920 Pacific Heights Blvd, Suite 150, San Diego, CA 92121.
(2)

Applicable percentage ownership is based on 55,366,413 shares of common stock outstanding as of August 1, 2024, together with securities exercisable or convertible into shares of common stock within 60 days of August 1, 2024 for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of August 1, 2024 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(3)	Includes 74,679 shares issuable upon the exercise of vested stock options within 60 days of August 1, 2024.
(4)	Mr. Brown’s employment with Kintara was terminated on November 20, 2023; on May 31, 2023, Mr. Praill resigned from his position as Chief Financial Officer of the Kintara.
(5)	Includes 16,551 shares issuable upon the exercise of vested stock options within 60 days of August 1, 2024.
(6)	Includes 14,900 shares issuable upon the exercise of vested stock options within 60 days of August 1, 2024.
(7)	Consists entirely of 12,700 shares issuable upon the exercise of vested stock options within 60 days of August 1, 2024.
(8)	Consists of (i) 97,260,883 shares of combined company common stock and (ii) 23,144,989 options to purchase combined company common stock exercisable within 60 days after the Beneficial Ownership Date.
(9)	Consists of 6,642,817 options to purchase combined company stock held directly by Mr. Dearborn exercisable within 60 days after the Beneficial Ownership Date.
(10)	Consists of 2,193,624 options to purchase combined company stock held directly by Mr. Ng exercisable within 60 days after the Beneficial Ownership Date.
(11)	Consists of 945,451 options to purchase combined company stock held directly by Dr. List exercisable within 60 days after the Beneficial Ownership Date.
(12)	Consists of 945,451 options to purchase combined company stock held directly by Dr. Manuso exercisable within 60 days after the Beneficial Ownership Date.
(13)

Consists of (i) 279,024,147 shares of combined company common stock held by K&V Investment One and (ii) 152,246,559 shares of combined company common stock issuable pursuant to currently exercisable warrants that are held by K&V Investment One. Mr. Vijay Patel is the manager of K&V Investment One and may therefore be deemed to have voting and dispositive power over the shares held by such entity. Mr. Patel disclaims beneficial ownership of the shares held by K&V Investment One except to the extent of his pecuniary interest therein.

(14)

Consists of (i) 15,681,665 shares of combined company common stock held directly by Dr. Patel, (ii) 10,331,962 options to purchase combined company common stock held directly by Dr. Patel exercisable within 60 days after the Beneficial Ownership Date, (iii) 3,300,011 shares of combined company common stock issuable pursuant to currently exercisable warrants that are held directly by Dr. Patel, (iv) 74,131,476 shares of combined company common stock held directly by KP Biotech, (v) 15,600,058 shares of combined company common stock issuable pursuant to currently exercisable warrants that are held directly by KP Biotech, (vi) 74,131,476 shares of combined company common stock held directly by CA Patel, (vii) 15,600,058 shares of combined company common stock issuable to currently exercisable warrants that are held directly by CA Patel, (viii) 41,343,136 shares of combined company common stock held directly by Morpho Bridge Note and (ix) 17,217,609 shares of combined company common stock issuable pursuant to currently exercisable warrants that are held directly by Morpho Bridge Note. Dr. Patel is the manager of each of KP Biotech, CA Patel, and Morpho Bridge Note and may therefore be deemed to have voting and dispositive power over the shares held by such entities. Dr. Patel disclaims beneficial ownership of the shares held by KP Biotech, CA Patel, and Morpho Bridge Note except to the extent of his pecuniary interest therein.

(15)

Consists of (i) 53,053,632 shares of combined company common stock held directly by Pranabio, (ii) 11,011,806 shares of combined company common stock held directly by Millenium Trust and (iii) 25,485,447 shares of combined company common stock issuable pursuant to currently exercisable warrants that are held by Pranabio. Mr. Samir Patel is the sole manager and member of Pranabio and the shares held by Millenium Trust are in an IRA account for Mr. Samir Patel’s benefit. Mr. Samir Patel disclaims beneficial ownership of the shares held by Pranabio and Millenium Trust except to the extent of his pecuniary interest therein.

(16)

Consists of (i) 56,428,230 shares of combined company common stock held directly by Dr. Michael Lawman, (ii) 15,600,058 shares of combined company common stock held directly by the ML Trust and (iii) 7,482,200 shares of combined common stock issuable upon the exercise of vested stock options. Dr. Michael Lawman is the trustee of the ML Trust and may therefore be deemed to have voting and dispositive power over the shares held by such entity. Dr. Michael Lawman disclaims beneficial ownership of the shares held by the ML Trust except to the extent of his pecuniary interest therein. Dr. Michael Lawman is the spouse of Dr. Patricia Lawman but maintains sole voting and dispositive power over his shares.

(17)

Consists of (i) 56,428,230 shares of combined company common stock held directly by Dr. Patricia Lawman, (ii) 15,600,058 shares of combined company common stock held directly by the PL Trust and (iii) 8,156,665 shares of combined common stock issuable upon the exercise of vested stock options. Dr. Patricia Lawman is the trustee of the PL Trust and may therefore be deemed to have voting and dispositive power over the shares held by such entity. Dr. Patricia Lawman disclaims beneficial ownership of the shares held by the ML Trust except to the extent of her pecuniary interest therein. Dr. Patricia Lawman is the spouse of Dr. Michael Lawman but maintains sole voting and dispositive power over her shares.

(18)

Consists of (i) 52,549,655 shares of combined company common stock directly held by Charles and Kathryn, (ii) 11,470,631 shares of combined company common stock issuable pursuant to currently exercisable warrants held directly by Charles and Kathryn, (iii) 16,517,708 shares of combined company common stock held directly by the Theofilos IRA and (iv) 6,882,379 shares of combined company common stock issuable pursuant to currently exercisable warrants held by the Theofilos IRA.

LEGAL MATTERS

The validity of the shares of Kintara Common Stock to be issued in connection with the Merger will be passed upon for Kintara by Fennemore Craig, P.C, Reno, Nevada and certain material U.S. federal income tax consequences will be passed upon by Lowenstein Sandler LLP.

EXPERTS

The consolidated financial statements of TuHURA Biosciences, Inc. as of December 31, 2023 and 2022, and for the years then ended, included in the proxy statement/prospectus have been audited by Cherry Bekaert LLP, an independent registered accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The consolidated financial statements of Kintara Therapeutics, Inc. at June 30, 2023 and 2022, and for the years then ended, included in the proxy statement/prospectus, which is referred to and made a part this Registration Statement on Form S-4, have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

Annual Report

Copies of our Annual Report on Form 10-K (including our audited financial statements) filed with the SEC may be obtained without charge by writing to Kintara Therapeutics, Inc., 9920 Pacific Heights Blvd, Suite 150 San Diego, CA 92121, Attn.: Secretary, or at (604) 629-5989. Exhibits to the Form 10-K will be mailed upon similar request and payment of specified fees to cover the costs of copying and mailing such materials.

Our audited financial statements for the fiscal year ended June 30, 2023 and certain other related financial and business information are contained in our Annual Report on Form 10-K, which is being made available to our stockholders along with this proxy statement, but which is not deemed a part of the proxy soliciting material.

Submitting Proxy Proposals and Director Nominations for the 2025 Annual Meeting

Proposals to be Considered for Inclusion in the Company’s 2025 Proxy Materials

In order for a stockholder proposal to be eligible to be included in the Company’s proxy statement and proxy card for the 2025 Annual Meeting of Stockholders, the proposal must (1) be received by the Company at our principal executive offices, 9920 Pacific Heights Blvd, Suite 150 San Diego, CA 92121, Attn.: Secretary, on or before January 17, 2025, and (2) concern a matter that may be properly considered and acted upon at the annual meeting in accordance with applicable laws, regulations and our Bylaws and policies, and must otherwise comply with Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Director Nominations and Other Business to be Brought Before the 2025 Annual Meeting of Stockholders

Notice of any director nomination or the proposal of other business that stockholders intend to present at the 2025 Annual Meeting of Stockholders, but do not intend to have included in the Company’s proxy statement and form of proxy relating to the 2025 Annual Meeting of Stockholders, must be received by the Company at our principal executive offices, 9920 Pacific Heights Blvd, Suite 150 San Diego, CA 92121, Attn.: Secretary, not earlier than the close of business on February 20, 2025 and not later than the close of business on March 22, 2025. In the event that the date of the 2025 Annual Meeting of Stockholders is more than 25 days before or after the anniversary date of the 2024 Annual Meeting of Stockholders, the notice must be delivered to the Company not earlier than the 120th day prior to the 2025 Annual Meeting of Stockholders and not later than the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made by the Company. In addition, a stockholder’s notice must include the information required by our Bylaws with respect to each director nomination or proposal of other business that such stockholder intends to present at the 2025 Annual Meeting of Stockholders.

In addition to satisfying the foregoing requirements pursuant to our Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act by February 20, 2025.

Householding—Delivery of Documents to Stockholders

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements. This means that only one copy of this proxy statement and Annual Report may have been sent to multiple stockholders in the same household. We will promptly deliver a separate copy of this proxy statement to any stockholder upon written or oral request to: Kintara Therapeutics, Inc., 9920 Pacific Heights Blvd, Suite 150 San Diego, CA 92121, Attn.: Secretary, or at (604) 629-5989. Any stockholder who wants to receive a separate copy of this proxy statement or Annual Report, or of the Company’s proxy statements or annual reports in the future, or any stockholder who is receiving multiple copies and would like to receive only one copy per household, should contact the stockholder’s bank, broker, or other nominee record holder, or the stockholder may contact us at the address and phone number above.

WHERE YOU CAN FIND MORE INFORMATION

Kintara files reports, proxy statements and other information with the SEC as required by the Exchange Act. The SEC maintains a website that contains reports, proxy statements and other information about Kintara. You can read Kintara’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. The reports and other information filed by Kintara with the SEC are also available at Kintara’s website, which is http://www.Kintara.com. Information on Kintara’s website is not part of this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Merger or the proposals to be presented at the Kintara Special Meeting, you should contact us by telephone or in writing:

Kintara Therapeutics, Inc.

9920 Pacific Heights Blvd, Suite 150

San Diego, CA 92130

Telephone: (858) 350-4364

Attention: Secretary

You may also obtain these documents by requesting them in writing or by telephone from our proxy solicitor at:

Alliance Advisors LLC

200 Broadacres Drive, 3rd Floor

Bloomfield, NJ 07003

Telephone: 866-619-8907

Banks and brokers can call collect at: 866-619-8907

Email: ktra@allianceadvisors.com

If you are a stockholder of Kintara and would like to request documents, please do so by [__], 2024 to receive them before the Kintara Special Meeting of stockholders. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to Kintara has been supplied by Kintara, and all such information relating to TuHURA has been supplied by TuHURA. Information provided by either Kintara or TuHURA does not constitute any representation, estimate or projection of any other party.

You should rely only on the information contained in this proxy statement/prospectus or that we have referred to you. None of Kintara or TuHURA has authorized anyone to provide you with any additional information. This proxy statement/prospectus is dated as of the date listed on the cover page. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing or posting of this proxy statement/prospectus to stockholders of Kintara or stockholders of TuHURA shall create any implication to the contrary.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

TuHURA Biosciences, Inc. and Subsidiary

Tampa, Florida

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TuHURA Biosciences, Inc. (formerly Morphogenesis, Inc.) and Subsidiary (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Cherry Bekaert LLP

We have served as the Company’s auditor since 2018.

Tampa, Florida

April 1, 2024

TUHURA BIOSCIENCES, INC. AND SUBSIDIARY

Consolidated balance sheets

December 31, 2023 and 2022

	2023	2022
Assets
Current Assets:
Cash and cash equivalents	$3,665,032	$14,252,518
Other current assets	493,769	491,774

Total Current Assets	4,158,801	14,744,292
Property and equipment, net	182,170	280,323
Right of use lease asset	20,820	138,224
Other noncurrent assets	—	33,769

Total Assets	$4,361,791	$15,196,608

Liabilities and Stockholders’ (Deficit) Equity
Current Liabilities:
Accounts payable and accrued expenses	$3,438,559	$2,754,443
Derivative Liability	137,000	—
Lease liability, current	20,820	117,481

Total Current Liabilities	3,596,379	2,871,924
Long-term Liabilities:
Convertible note payable, net	2,324,158	—
Lease liability, long term	—	20,743

Total Long-term liabilities	2,324,158	20,743
Total Liabilities	5,920,537	2,892,667

Stockholders’ (Deficit) Equity:
Preferred stock	8,056	8,062
Common stock	6,801	4,529
Additional paid in capital	86,901,394	71,449,521
Accumulated deficit	(88,474,997)	(59,158,171)

Total Stockholders’ (Deficit) Equity	(1,558,746)	12,303,941

Total Liabilities and Stockholders’ (Deficit) Equity	$4,361,791	$15,196,608

The accompanying notes to the consolidated financial statements are an integral part of this statement.

TUHURA BIOSCIENCES, INC. AND SUBSIDIARY

Consolidated statements of operations

For the years ended December 31, 2023, and 2022

	2023	2022
Research and development expenses	$9,402,417	$7,928,569
Acquired in-process research and development (“IPR&D”)	16,217,655	—
General and administrative expenses	4,144,648	2,005,282

Operating Loss	(29,764,720)	(9,933,851)
Other Income (Expense):
Forgiveness of Paycheck Protection Program loan	—	294,070
Employee Retention Tax Credit	334,443	—
Grant income	42,466	214,917
Interest expense	(18,688)	—
Interest income	89,673	57,351

Total Other Income (Expense)	447,894	566,338

Net Loss	$(29,316,826)	$(9,367,513)

The accompanying notes to the consolidated financial statements are an integral part of this statement.

TUHURA BIOSCIENCES, INC. AND SUBSIDIARY

Consolidated statements of stockholders’ equity (deficit)

For the years ended December 31, 2023, and 2022

	Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
	Shares	Dollars	Shares	Dollars
Balances at January 1, 2022	46,978,349	$4,698	45,286,589	$4,529	$49,033,610	$(49,790,658)	$(747,821)

Issuance of preferred shares for cash	25,153,030	2,515	—	—	16,598,485	—	16,601,000
Issuance of preferred shares for stock prepayment	8,484,850	849	—	—	5,599,151	—	5,600,000
Stock compensation expense	—	—	—	—	218,275	—	218,275
Net loss	—	—	—	—	—	(9,367,513)	(9,367,513)

Balances at December 31, 2022	80,616,229	$8,062	45,286,589	$4,529	$71,449,521	$(59,158,171)	$12,303,941

Issuance of common shares for asset acquisition	—	—	22,727,272	2,272	14,997,728	—	15,000,000
Shares repurchased	(55,000)	(6)	—	—	(24,745)	—	(24,751)
Stock compensation expense	—	—	—	—	478,890	—	478,890
Net loss	—	—	—	—	—	(29,316,826)	(29,316,826)

Balances at December 31, 2023	80,561,229	$8,056	68,013,861	$6,801	$86,901,394	$(88,474,997)	$(1,558,746)

The accompanying notes to the consolidated financial statements are an integral part of this statement.

TUHURA BIOSCIENCES, INC. AND SUBSIDIARY

Consolidated statements of cash flows

For the years ended December 31, 2023, and 2022

	2023	2022
Cash flows from Operating activities:
Net loss	$(29,316,826)	$(9,367,513)
Adjustments to reconcile net loss to cash used in operating activities:
Stock compensation expense	478,890	218,275
Depreciation and amortization	177,377	373,093
Write-off of in-process R&D	16,217,655	—
Amortization of debt discount	5,124	—
Forgiveness of Paycheck Protection Program loan	—	(294,070)
Changes in operating assets and liabilities:
Other current assets	(1,995)	(356,646)
Other noncurrent assets	151,173	70,133
Accounts payable and accrued expenses	337,746	1,848,469

Net cash flows from operating activities	(11,950,856)	(7,508,259)
Cash flows from Investing activities:
Cash paid for asset acquisition	(1,217,655)	—
Purchases of property and equipment	(79,224)	(36,277)

Net cash flows from investing activities	(1,296,879)	(36,277)
Cash flows from financing activities:
Shares repurchased	(24,751)	—
Proceeds from convertible note payable	2,685,000	—
Repayment of note payable	—	(350,000)
Issuance of series B preferred stock with warrants	—	16,601,000

Net cash flows from financing activities	2,660,249	16,251,000
Net change in cash and cash equivalents	(10,587,486)	8,706,464
Cash and cash equivalents at the beginning of the year	14,252,518	5,546,054

Cash and cash equivalents at the end of the year	$3,665,032	$14,252,518

Supplemental non-cash activity
Issuance of preferred shares for stock prepayment	$—	$5,600,000
Debt issuance costs not yet paid	242,530	—
Derivative liability associated with make-whole premium	137,000	—
Shares issued for asset acquisition	15,000,000	—

The accompanying notes to the consolidated financial statements are an integral part of this statement.

TUHURA BIOSCIENCES, INC. AND SUBSIDIARY

Notes to the consolidated financial statements

For the years ended December 31, 2023, and 2022

Note 1—Description of business

TuHURA Biosciences, Inc. (the “Company”) is a clinical stage immuno-oncology company, headquartered in Tampa, Florida. The Company’s principal products, collectively referred to as ImmuneFx (“IFx”), are a platform of cancer vaccines that utilize both cell and gene therapies to stimulate the immune system to recognize and combat tumor cells. More specifically, IFx employs the expression of a proprietary protein, Emm55, which evokes enhanced tumor recognition and broad immune activation. This leads to a systemic and sustained response against tumor cells of the type that expressed the protein. Importantly, this mechanism of action has applicability to a wide range of cancer sub-types, and the clinical development program is, therefore, multi-pronged. In 2020, the Company completed a first human clinical trial, a Phase I trial for melanoma, at Moffitt Cancer Center in Tampa, Florida. The Company has another Phase I trial for Merkel and Squamous cell cancer underway and is preparing to begin a Phase II trial for Merkel cell carcinoma that is expected to begin in the second quarter of 2024.

In addition to its cancer vaccine product candidates, the Company is leveraging its Delta receptor technology to develop bi-functional antibody drug conjugates (“ADC’s”), targeting Myeloid Derived Suppressor Cells (“MDSCs”) to inhibit their immune suppressing effects on the tumor microenvironment to prevent T cell exhaustion and acquired resistance to checkpoint inhibitors and cellular therapies.

Proposed merger with Kintara – The Company anticipates entering into a definitive agreement with Kintara, a publicly traded company on NASDAQ, for an all-stock transaction forming a company with expertise and resources to advance a risk diversified late-stage oncology pipeline. Upon completion of the merger, the former Company shareholders will own the majority of the shares of the public company. The new combined company shares are expected to trade on NASDAQ under the symbol “HURA”. The transaction is expected to close in the third quarter of 2024.

Terminated merger with CohBar - On May 22, 2023, the Company entered into an Agreement and Plan of Merger with Chimera MergeCo, Inc., a Delaware corporation, and wholly owned subsidiary of CohBar, a publicly traded company on NASDAQ. Upon completion of the merger, the former Company shareholders would have owned the majority of shares. The new combined company shares were expected to trade on NASDAQ under the symbol “HURA”. In connection with the Merger Agreement, CohBar filed an initial listing application for the common stock of the combined company to be listed on the Nasdaq Capital Market (“Nasdaq”). On October 30, 2023, CohBar and the Company received oral guidance from Nasdaq on the initial listing application indicating that the structure proposed by the parties would not receive approval. On November 1, 2023, the Company sent the termination notice to CohBar pursuant to Section 8.1(b) of the merger agreement.

Change of jurisdiction – On April 27, 2023, the Company changed its jurisdiction from the State of Florida to the State of Delaware.

Name change to TuHURA – On December 14, 2023, the Company announced its corporate name change from “Morphogenesis, Inc.” to “TuHURA Biosciences, Inc.”

Note 2—Summary of significant accounting policies

Basis for Consolidation – The consolidated financial statements are comprised of all of the accounts of TuHURA Biosciences Inc. and Veterinary Oncology Services, a wholly owned subsidiary (collectively the “Company”). All intercompany accounts and transactions have been eliminated in consolidation.

TUHURA BIOSCIENCES, INC. AND SUBSIDIARY

Notes to the consolidated financial statements

For the years ended December 31, 2023, and 2022

Note 2—Summary of significant accounting policies (continued)

Accounting Estimates – The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect various amounts reported in consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment – Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally five to seven years). Leasehold improvements are amortized straight-line over the shorter of the lease term or the estimated useful life of the asset. Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was recorded for the years ended December 31, 2023 and 2022.

Lease Accounting – In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The guidance in ASU 2016-02 supersedes the lease recognition requirements in ASC Topic 840, Leases. ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases, along with additional qualitative and quantitative disclosures. ASU 2016-02 is effective for the fiscal years beginning after December 15, 2021, with early adoption permitted. The Company has adopted this standard as of January 1, 2022, which did not result in any changes to opening stockholders’ equity balances.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Grant Income—In April 2021, the Company received approval from the Department of Health and Human Services for a $400,000 grant. The grant was to conduct research for a low-cost topical immunotherapy formulation suitable for treating cervical cancer in low and middle-income countries and low resource settings in the U.S. The Company received a final grant payment in May 2023 totaling approximately $42,000.

Research and Development Expenses – Research and development consists of expenses incurred in connection with the discovery and development of product candidates. The Company expenses research and development costs as incurred.

Acquired In-Process Research and Development—Acquired in-process research and development expenses consist of existing research and development projects at the time of the acquisition. Projects that qualify as IPR&D assets represent those that have not yet reached technological feasibility and had no alternative future use, which resulted in a write-off of these IPR&D assets to acquired in-process research and development expenses in our consolidated statements of operations.

Concentration of Credit Risk – The Company maintains cash balances in banks. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2023, the uninsured portion of cash held by the Company was approximately $3,220,000.

Fair Value of Financial Instruments—ASC 820, Fair Value Measurement, establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of

TUHURA BIOSCIENCES, INC. AND SUBSIDIARY

Notes to the consolidated financial statements

For the years ended December 31, 2023, and 2022

Note 2—Summary of significant accounting policies (continued)

the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances.

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy that distinguishes between the following:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•

Level 3 inputs are unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. See Note 7 for more information related to the Company’s Level 3 fair value measurement.

The carrying values reported in the Company’s balance sheets for cash and cash equivalents, other current assets, accounts payable, and accrued expenses are reasonable estimates of their fair values due to the short-term nature of these items.

Derivative Financial Instruments – The Company evaluates all of its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. The Company accounts for certain make-whole features that are associated with convertible notes as liabilities at fair value and adjusts the instruments to their fair value at the end of each reporting period. Derivative financial liabilities are initially recorded at fair value, with gains and losses arising from changes in the fair value recognized in other income (expense) in the accompanying consolidated statements of operations for each reporting period while such instruments are outstanding. The embedded derivative liabilities are valued using a probability-weighted expected return method (“PWERM”). The critical inputs used to value the PWERM are a discount rate of 21.80%, the estimated make-whole interest payments for various settlement scenarios and the probability of each settlement scenario. If the Company repays the noteholders or if, during the next round of financing, the noteholders convert the debt into equity, the derivative financial liabilities will be de-recognized and reclassified to the consolidated statements of stockholders’ (deficit) equity on that date. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Debt Discount and Debt Issuance Costs – Debt issuance costs are deferred and presented as a reduction to the convertible note payable. The initial fair value of the derivative liability on the make-whole premium is treated as

TUHURA BIOSCIENCES, INC. AND SUBSIDIARY

Notes to the consolidated financial statements

For the years ended December 31, 2023, and 2022

Note 2—Summary of significant accounting policies (continued)

a debt discount. Debt discount and debt issuance costs are amortized using the effective interest rate method over the term of the convertible promissory note. Amortization of debt discount and debt issuance costs are included within interest expense in the consolidated statements of operations.

Stock Compensation Expense – The Company accounts for stock-based awards to employees and nonemployees using the fair value-based method to determine compensation for all arrangements where shares of stock or equity instruments are issued for compensation. Fair value of each common stock option is estimated on the date of grant using the Black-Scholes valuation model. The Black-Scholes model uses assumptions for expected volatility, expected dividends, expected term, and the risk-free interest rate. Expected volatility is based on historical volatility of a peer group’s common stock and other factors estimated over the expected term of the options. The expected term of the options granted is derived using the “simplified method” which computes expected term as the average of the sum of the average vesting term plus the contract term. The risk-free rate is based on the U.S. Treasury yield.

Common Stock Valuation – We are required to estimate the fair value of the common stock underlying our equity awards when performing fair value calculations. The fair value of the common stock underlying our equity awards was determined on each grant taking into account input from management and taking into account the pricing offered in our equity raises. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants. Our determinations of the fair value of our common stock were made by considering the prices of preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of our preferred stock relative to those of our common stock.

Business Combinations and Asset Acquisitions – We account for acquired businesses using the acquisition method of accounting, which requires that the assets acquired, and liabilities assumed be recorded at the date of acquisition at their respective fair values if the acquisition meets the definition of a business combination. If the acquisition does not meet the definition of a business combination, then it is accounted for as an asset acquisition and the purchase consideration is allocated to the acquired assets.

ASC 805, Business Combinations, provides a model for determining whether an acquisition represents a business combination. In order to be a business, the integrated set of activities of the acquired entity needs to have an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired entity must also pass the “Screen Test” which involves determining whether the acquisition represents an in-substance asset acquisition based on whether the fair value of the gross assets acquired is “substantially all” concentrated in a single asset or group of similar assets. This evaluation excludes certain acquired assets such as cash, deferred taxes, and goodwill associated with deferred taxes, but includes all other gross assets, including any consideration transferred in excess of the identified assets.

Note 3—Liquidity and management’s plans

The Company has been engaged in research and development activities related to ImmuneFx, the Company’s patented product, which will require additional investment until revenue-generating activities can begin.

TUHURA BIOSCIENCES, INC. AND SUBSIDIARY

Notes to the consolidated financial statements

For the years ended December 31, 2023, and 2022

Note 3—Liquidity and management’s plans (continued)

The Company has historically incurred negative cash flows from operations. For the year ended December 31, 2023, the Company incurred $12.0 million of negative cash flows from operations. The Company has approximately $3.7 million of cash and cash equivalents on hand at December 31, 2023. It is expected that this along with the convertible notes proceeds of $4,903,000 raised through March 31, 2024 will be sufficient to fund future operations, including the expanded clinical trials into late 2024.

The Company expects to raise cash through the issuance of convertible notes, sale of common or preferred shares, obtaining grants, or commercial partnerships. However, there can be no assurance that any fundraising will be achieved or on commercially reasonable terms, if at all. As such, there is substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from date that the financial statements were available to be issued.

Note 4—Other current assets

Other current assets include an outstanding $100,000 note receivable from the CEO. This note originated on July 12, 2022 and matures on March 3, 2023. The note includes 3% interest payable at maturity. As of December 31, 2022, the note plus accrued interest totaled $101,424. In addition, the Company entered into an exclusivity agreement with Tuhura Biopharma in December 2022. The Company paid a negotiation fee of $200,000 to be credited against the final sale purchase price. In return the Company received an exclusivity period and certain representations, warranties, and indemnification by Tuhura. The Tuhura transaction was completed on January 26, 2023. Tuhura Biopharma is partially owned by the Company CEO, Jim Bianco. See Note 12.

Note 5—Property and equipment, net

Property and equipment, net consists of the following as of December 31, 2023, and 2022:

	2023	2022
Furniture and fixtures	$170,607	$170,607
Leasehold improvements	544,628	544,628
Machinery and office equipment	1,365,277	1,330,053
Software	72,394	28,394

	2,152,906	2,073,682
Less accumulated depreciation and amortization	(1,970,736)	(1,793,359)

	$182,170	$280,323

Depreciation and amortization of property and equipment totaled approximately $177,000 and $373,000 for the years ended December 31, 2023, and 2022, respectively.

Note 6—Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following as of December 31, 2023, and 2022:

	2023	2022
Trade accounts payable	$1,866,762	$1,915,766
Accrued compensation	1,415,397	675,000
Other accrued expenses	156,400	163,677

	$3,438,559	$2,754,443

TUHURA BIOSCIENCES, INC. AND SUBSIDIARY

Notes to the consolidated financial statements

For the years ended December 31, 2023, and 2022

Note 7—Convertible promissory notes

On various dates beginning on December 11, 2023 through December 29, 2023, the Company entered into Convertible Promissory Note Agreements (the “Notes”) with various entities at various amounts for an aggregate of $2,685,000. The Notes bear interest at a rate of twenty percent (20%) per annum and mature on the second anniversary of the issuance date.

The Notes are convertible into New Securities (depending on the applicable conversion event) upon the following: (i) automatic conversion upon an initial public offering, (ii) automatic conversion upon the occurrence of a de-SPAC transaction (reverse public merger), or (iii) optional new securities conversion upon a qualified equity financing, transaction, series of transactions, or merger other than an IPO or de-SPAC transaction, as defined per the terms of the Note Agreement.

The Company has the right, at the occurrence of qualified equity financing, transaction, series of transactions, or merger other than an IPO or de-SPAC transaction, to prepay all of the outstanding Notes (including the make-whole premium), although in lieu of prepayment, the holders have the right to convert the outstanding notes into shares of common stock (excluding the make-whole premium). Under an IPO or de-SPAC transaction, the Notes convert at the sum of (a) the outstanding principal balance and unpaid accrued interest at the time of the transaction, plus (b) a Make-Whole Amount premium, defined in the Note Agreement as additional interest to be incurred until the next period end date as defined in the Note Agreement, divided by the common stock price per share at the time of the public offering (for IPO) or at closing (for de-SPAC transaction).

The Company evaluated the embedded make-whole features in accordance with ASC 815-15-25. The embedded make-whole features are not clearly and closely related to the debt host instrument and therefore have been separately measured at fair value, with subsequent changes in fair value recognized in the consolidated statement of operations.

The proceeds received upon issuing the Notes were first allocated to the fair value of the bifurcated embedded derivative with the remainder to the allocated to the debt host instrument. The Company recognized debt discount of $137,000 upon issuance of the Notes. The related discount is amortized to interest expense over the term of the debt using the effective yield method.

The embedded make-whole features are separately measured at fair value, using level 3 inputs, with changes in fair value recognized in current operations. Management used a scenario-based analysis to estimate the fair value of the bifurcated embedded derivative liability at issuance of the Notes and as of December 31, 2023. The change in fair market value of the bifurcated embedded derivative liability from the date of issuance to December 31, 2023, was de minimis.

Note 8—Income taxes

The components of the provision for income taxes are as follows:

Tax expense (benefit):

	2023	2022
Current	$—	$—
Deferred	—	—

Total provision (benefit) for income taxes	$—	$—

TUHURA BIOSCIENCES, INC. AND SUBSIDIARY

Notes to the consolidated financial statements

For the years ended December 31, 2023, and 2022

Note 8—Income taxes (continued)

As of December 31, 2023, and 2022, the Company had temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective income tax bases, measured by enacted state and federal tax rates, as follows:

	2023	2022
Book Income (Loss) - Pre-Tax	29,317,000	9,358,000
Statutory rate	$6,157,000	$1,967,000
State Tax Rate	1,274,000	407,000
Permanent and other items	(43,000)	42,000
R&D Credit	357,000	427,000
Change in valuation allowance	(7,745,000)	(2,843,000)

	$—	$—

The following is a reconciliation of tax computed at the statutory rates to the income tax provision recognized in the consolidated financial statements for the years ended December 31:

	2023	2022
Deferred tax assets (liabilities):
Net operating loss carryforward	$11,144,000	$9,539,000
Intangible assets	3,909,000	—
Section 174 R&D	3,506,000	1,745,000
Accrued expenses	359,000	286,000
Basis differences	(13,000)	26,000
Stock compensation expense	589,000	510,000
Research and development credit	1,808,000	1,451,000

Total deferred tax assets, net	21,302,000	13,557,000
Less valuation allowance	(21,302,000)	(13,557,000)

Total net deferred tax assets	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the levels of historical taxable income and projections of future taxable income over which the deferred tax assets are deductible, the Company believes that it is more likely than not that it will not be able to realize the benefits of some of these deductible differences.

At December 31, 2023, the Company has federal and state tax net operating loss carryforwards of approximately $43,968,000. Approximately $15,218,000 of the loss carryforwards will expire through 2037, unless previously utilized. The remaining $28,750,000 of loss carryforwards do not expire. Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the IRC, and similar state provisions. The Company has not performed a detailed analysis to determine whether an ownership change under Section 382 of the IRC has occurred, but believes it to be likely. The effect of an ownership change would be the imposition of an annual limitation on the use of the loss carryforwards.

TUHURA BIOSCIENCES, INC. AND SUBSIDIARY

Notes to the consolidated financial statements

For the years ended December 31, 2023, and 2022

Note 9—Stockholders’ equity

The Company has two classes of stock defined in its Amended and Restated Articles of Incorporation (the “Articles”).

Common Stock – Holders of common stock are entitled to one vote for each share of common stock.

Preferred Stock – The Company is authorized to issue up to 150,000,000 shares of Preferred Stock based on the Articles. The Company has three classes of Preferred Stock: Series A, Series A-1, and Series B. See below for a summary of the rights and preferences for the Company’s Preferred Stock:

i.

Accrues dividends whether or not declared, are cumulative, and are payable only if declared by the Board of Directors. The Series A and Series A-1 preferred stock accrue dividends at a rate of $0.0208 and $0.0264, per annum respectively. Accrued, but unpaid Series A and A-1 dividends totaled approximately $5,570 ,000 as of December 31, 2023. The Series B preferred stock accrues dividends at a rate of $0.066 for the first two years. After the second anniversary, Series B stock accrues dividends at a rate of $0.0264 per annum. Accrued but unpaid Series B dividends totaled approximately $3,594,000 as of December 31, 2023.

ii.	Has liquidation preferences over common stock;

iii.	Is convertible into common stock, at the option of the holder, subject to adjustments, as defined; and

iv.

For purposes of voting, each holder of outstanding shares of Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares are convertible to.

v.	The holders of Series A and Series A-1 Preferred Stock exclusively and voting together as a single class have the right to elect one Director of the Company.

vi.

A majority of all three classes of Preferred stock are required to amend the Articles of Incorporation or Bylaws, issue shares (unless they are junior to the Preferred stock), issue debt greater than $250,000, liquidate or dissolve the Company, or hold stock in an unaffiliated Company.

As of December 31, 2023, the Company has 45,186,000 warrants outstanding, of which 8,579,000 warrants were for services performed with respect to historical offerings. The remaining warrants were issued to Series A, A-1, and B preferred investors. As of December 31, 2023, no holders have elected to exercise their warrants in whole or in part.

Note 10—Stock option plans

Prior to 2016, the Company issued stock options in accordance with the 2003 Stock Option Plan. During 2016, the Company adopted the 2016 Stock Option Plan (the “2016 Plan”). The 2016 Plan was superseded and replaced by the 2019 Amended and Restated Option Plan that was adopted in January 2019 (the “2019 Plan” and collectively the “Stock Option Plans”). The maximum number of common stock of which may be issued under the 2019 Plan shall not exceed 20,000,000 (4,000,000 shares were allowed under the 2016 Plan).

TUHURA BIOSCIENCES, INC. AND SUBSIDIARY

Notes to the consolidated financial statements

For the years ended December 31, 2023, and 2022

Note 10—Stock option plans (continued)

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based awards on the date of grant. The assumptions employed in the calculation of the fair value of share-based compensation expense were calculated as follows for all periods presented:

	2023	2022
Common stock fair value	$0.66	$0.51
Risk free interest rate	4.05% - 4.89%	3.88% - 4.38%
Expected dividend yield	0%	0%
Expected term	4.9 years	4.9 years
Expected stock volatility	91.9% - 99.7%	89.2% - 89.7%

Below is a summary of stock option activity for the years ended December 31, 2023, and 2022:

	Number of options	Weighted Average Exercise Price	Weighted Average Contractual Life
Outstanding at January 1, 2022	13,194,013	$0.51	4.26 years
Expired	(350,000)	$0.50
Granted	1,440,000	$0.66

Outstanding at December 31, 2022	14,284,013	$0.51	4.71 years
Expired	(450,000)	$0.50
Granted	1,711,350	$0.66

Outstanding at December 31, 2023	15,545,363	$0.53	4.43 years
Exercisable at December 31, 2023	13,270,374	$0.52	3.62 years

Options outstanding had an intrinsic value of $1,964,000 and $2,035,000 as of December 31, 2023, and 2022, respectively. As of December 32, 2023, there was $796,000 of unrecognized stock compensation, which will be recognized over the next three years.

Note 11—Commitments and contingencies

Lease Commitments – The Company leases facilities under non-cancelable operating leases for the laboratory and offices in Tampa, Florida. The current lease was scheduled to expire in February 2024, but was amended in March 2024 to extend the expiry date to March 31, 2026.

Future minimum lease payments under these leases are as follows:

Year ending December 31, 2024	$21,002
Year ending December 31, 2025	—

21,002
Interest portion of right of use liability	(182)

Right of use lease liability	$20,820

Total lease expense was approximately $192,000 and $193,000 for the years ended December 31, 2023, and 2022, respectively.

TUHURA BIOSCIENCES, INC. AND SUBSIDIARY

Notes to the consolidated financial statements

For the years ended December 31, 2023, and 2022

Note 11—Commitments and contingencies (continued)

Employment Agreements – In July 2021, the Company signed a consulting agreement with the former CEO and President. In May 2023, the Company signed employment agreements with the CEO and CFO.

Future minimum payments under these employment and consulting agreements are as follows:

Year ending December 31, 2024	683,000
Year ending December 31, 2025	499,000

$1,182,000

Note 12—Asset purchase

On January 26, 2023 the Company acquired certain assets of TuHURA Biopharma, Inc for $1.2 million in cash and 22.7 million common shares. Dr. Bianco, President, Chief Executive Officer, and a director of the Company, was also the Chief Executive Officer and majority shareholder of TuHURA Biopharma, Inc. at the time of the acquisition of certain of its assets by the Company. TuHURA had patented delta receptor technology that was licensed from Moffitt Cancer Center and West Virginia Research Institute. As a result of this transaction, the Company shall own these licenses.

The common shares issued to TuHURA have an estimated fair market value of $15.0 million, or $0.66 per share. In determining the fair value of the common shares issued to TuHURA, the Company took into account the $0.66 price per share paid for shares of the Company’s Series B Preferred Stock and warrants in a capital raise that occurred approximately 6 months prior to the TuHURA asset acquisition. At the time of the Series B Capital raise, the implied value per common share was approximately $0.50 to $0.55. Since that Series B capital raise, both parties considered the significant milestones achieved by the Company. These milestones included adding two new prominent independent Board members, adding five new patients into the Company’s Phase 1b trial and expanding the trial by eleven additional patients, the progression of discussions with the FDA on the development of a Phase 2/3 protocol for a trial for Advanced Metastatic Merkel Cell Carcinoma (MCC), hiring a Vice President of Clinical Operations and a Vice President of Regulatory Affairs, finalizing the selection of a contract research organization (CRO) to conduct the upcoming Phase 2/3 MCC trial, and making critical advancements in manufacturing and assay work for the planned Phase 2/3 MCC trial. As a result of these achievements, both parties agreed that the Company’s common shares had increased to a value of $0.66 at the time of the TuHURA transaction.

The Company has evaluated the acquired assets and does not believe they meet the definition of a business as defined within ASC Topic 805. Additionally, the Company believes that substantially all of the fair value of the gross assets acquired in the asset purchase is concentrated in a single identifiable asset or group of similar identifiable assets. As such, the asset purchase has been accounted for as an asset acquisition. As the underlying asset is in-process research and development, we immediately expensed these amounts in accordance with FASB ASC Topic 730.

The licenses require payment of annual maintenance fees of no more than $105,000 to Moffitt Cancer Center and West Virginia Research Institute. As certain clinical milestones are met, the Company shall owe additional fees, ranging from $187,500 upon a Phase 1 trial initiation to $1,250,000 upon FDA approval. In addition, if there is a change of control, the Company shall owe 25% of the transaction fee that was paid to the investment bank. If the Company enters into a sublicense of the technology, these institutions shall receive a low double-digit percentage of the sublicense income. There are single digit royalties on net sales of products that use the patented technology,

TUHURA BIOSCIENCES, INC. AND SUBSIDIARY

Notes to the consolidated financial statements

For the years ended December 31, 2023, and 2022

Note 12—Asset purchase (continued)

along with minimum royalties if minimum sales targets are not reached. If certain clinical trial milestones are not reached within a certain period, without being extended by the Company, then Moffitt has the right to terminate the license agreement.

Note 13—Subsequent events

Subsequent Events – The Company has evaluated subsequent events through April 1, 2024 in connection with the preparation of these financial statements, which is the date the financial statements were available to be issued.

Convertible promissory notes

On March, 21, 2024, the Company amended the terms in the event that the Company enters into definitive merger agreement on or before May 15, 2024, for a reverse merger transaction with a publicly listed company. The notes will then, immediately prior to the closing of such reverse merger transaction, convert automatically into a number of shares of common stock of the applicable public company, equal to the Conversion Amount divided by Sixty Eight Cents ($0.68) (which shall be subject to adjustment for any stock splits, reverse stock split, or the like occurring after the issuance of the Notes and before the conversion of the Notes).

Extension of office space lease

On March 22, 2024, The Company entered into a 25-month office lease extension commencing March 1, 2024 with total fixed monthly lease payments of approximately $14,000. The lease extension is for office space where the Company is currently located in Tampa, Florida.

TUHURA BIOSCIENCES, INC AND SUBSIDIARY

Condensed consolidated balance sheets

As of March 31, 2024 (Unaudited), and December 31, 2023

	Unaudited March 31, 2024	December 31, 2023
Assets
Current Assets:
Cash and cash equivalents	$4,461,490	$3,665,032
Other current assets	835,414	493,769

Total Current Assets	5,296,904	4,158,801
Property and equipment, net	147,863	182,170
Operating right-of-use assets	307,181	20,820
Other noncurrent assets	33,769	—

Total Assets	$5,785,717	$4,361,791

Liabilities and Stockholders’ Deficit
Current Liabilities:
Accounts payable and accrued expenses	$4,342,765	$3,438,559
Derivative Liability	353,000	137,000
Lease liabilities, current	146,282	20,820

Total Current Liabilities	4,842,047	3,596,379
Long-term Liabilities:
Convertible notes payable, net	6,845,359	2,324,158
Lease liability, long term	164,594	—

Total Liabilities	11,852,000	5,920,537

Stockholders’ Deficit:
Preferred stock	8,056	8,056
Common stock	6,807	6,801
Additional paid in capital	87,235,993	86,901,394
Accumulated deficit	(93,317,139)	(88,474,997)

Total Stockholders’ Deficit	(6,066,283)	(1,558,746)

Total Liabilities and Stockholders’ Deficit	$5,785,717	$4,361,791

The accompanying notes to the condensed consolidated financial statements are an integral part of this statement.

TUHURA BIOSCIENCES, INC AND SUBSIDIARY

Condensed consolidated statements of operations

For the three months ended March 31, 2024, and 2023

(Unaudited)

	March 31, 2024	March 31, 2023
Research and development expenses	$3,589,013	$1,618,290
Acquired in-process research and development (“IPR&D”)	—	16,200,000
General and administrative expenses	1,016,741	924,196

Operating Loss	(4,605,754)	(18,742,486)
Other (Expense) Income:
Interest expense	(255,122)	—
Interest income	6,642	33,554
Change in fair value of dervative liability	12,092	—

Total Other (Expense) Income	(236,388)	33,554

Net Loss	$(4,842,142)	$(18,708,932)

The accompanying notes to the condensed consolidated financial statements are an integral part of this statement.

TUHURA BIOSCIENCES, INC AND SUBSIDIARY

Condensed consolidated statements of stockholders’ equity (deficit)

For the three months ended March 31, 2024, and 2023

(Unaudited)

	Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
	Shares	Dollars	Shares	Dollars
Balances at January 1, 2023	80,616,229	$8,062	45,286,589	$4,529	$71,449,521	$(59,158,171)	$12,303,941
Issuance of common shares for asset acquisition	—	—	20,303,030	2,030	13,397,970	—	13,400,000
Stock compensation expense	—	—	—	—	169,645	—	169,645
Net loss	—	—	—	—	—	(18,708,932)	(18,708,932)

Balances at March 31, 2023	80,616,229	$8,062	65,589,619	$6,559	$85,017,136	$(77,867,103)	$7,164,654

Balances at January 1, 2024	80,561,229	$8,056	68,013,861	$6,801	$86,901,394	$(88,474,997)	$(1,558,746)
Stock options exercised, cashless	—	—	60,605	6	(6)	—	—
Stock compensation expense	—	—	—	—	334,604	—	334,604
Net loss	—	—	—	—	—	(4,842,142)	(4,842,142)

Balances at March 31, 2024	80,561,229	$8,056	68,074,466	$6,807	$87,235,992	$(93,317,139)	$(6,066,284)

The accompanying notes to the condensed consolidated financial statements are an integral part of this statement.

TUHURA BIOSCIENCES, INC AND SUBSIDIARY

Condensed consolidated statements of cash flows

For the three months ended March 31, 2024, and 2023

(Unaudited)

	Three months ended
	March 31, 2024	March 31, 2023
Cash flows from Operating activities:
Net loss	$(4,842,142)	$(18,708,932)
Adjustments to reconcile net loss to cash used in operating activies:
Stock compensation expense	334,604	169,645
Depreciation and amortization	34,307	60,447
Change in fair value of derivative liability	(12,092)	—
Amortization of debt discount	17,383	—
Changes in operating assets and liabilities:
Other current assets	(1,408)	200,904
Other noncurrent assets	(56,777)	61,974
Accounts payable and accrued expenses	691,880	(1,216,826)
Write-off of in-process R&D	—	16,200,000

Net cash flows from operating activites	(3,834,245)	(3,232,788)
Cash flows from investing activities:
Cash paid for asset acquisition	—	(1,200,000)

Net cash flows from investing activities	—	(1,200,000)
Cash flows from financing activities:
Proceeds from convertible notes payable	4,903,000	—
Payment of debt issuance costs	(272,297)	—

Net cash flows from financing activities	4,630,703	—
Net change in cash and cash equivalents	796,458	(4,432,788)
Cash and cash equivalents at the beginning of the period	3,665,032	14,252,518

Cash and cash equivalents at the end of the period	$4,461,490	$9,819,730

Supplemental non-cash activity
Shares issued and reserved for asset acquisition	$—	$15,000,000
Right-of-use asset recognized in exhange for operating lease obligations	318,722	—
Debt issuance costs not yet paid	379,063	—
Deferred offering costs not yet paid	284,867	—
Derivative liability associated with make-whole premium	228,092	—

The accompanying notes to the condensed consolidated financial statements are an integral part of this statement.

TUHURA BIOSCIENSES, INC AND SUBSIDIARY

Notes to the condensed consolidated financial statements

For the three months ended March 31, 2024, and 2023

(Unaudited)

Note 1—Description of business

TuHURA Biosciences, Inc. (the “Company”) is a clinical stage immuno-oncology company, headquartered in Tampa, Florida. The Company’s principal products, collectively referred to as ImmuneFx (“IFx”), are a platform of cancer vaccines that utilize both cell and gene therapies to stimulate the immune system to recognize and combat tumor cells. More specifically, IFx employs the expression of a proprietary protein, Emm55, which evokes enhanced tumor recognition and broad immune activation. This leads to a systemic and sustained response against tumor cells of the type that expressed the protein. Importantly, this mechanism of action has applicability to a wide range of cancer sub-types, and the clinical development program is, therefore, multi-pronged. In 2020, the Company completed a first human clinical trial, a Phase I trial for melanoma, at Moffitt Cancer Center in Tampa, Florida. The Company completed another Phase I trial for Merkel and Squamous cell cancer and is preparing a Phase II trial for Merkel cell carcinoma that is expected to begin in the second half of 2024.

In addition to its cancer vaccine product candidates, the Company is leveraging its Delta receptor technology to develop bi-functional antibody drug conjugates (“ADC’s”), targeting Myeloid Derived Suppressor Cells (“MDSCs”) to inhibit their immune suppressing effects on the tumor microenvironment to prevent T cell exhaustion and acquired resistance to checkpoint inhibitors and cellular therapies.

Pending merger with Kintara – As of April 2, 2024, the Company entered into a definitive agreement with Kintara, a publicly traded company on NASDAQ, for an all-stock transaction forming a company with expertise and resources to advance a risk diversified late-stage oncology pipeline. Upon completion of the merger, the former Company shareholders will own the majority of the shares of the public company. The new combined company shares are expected to trade on NASDAQ under the symbol “HURA”. The transaction is expected to close in the third quarter of 2024.

Note 2—Summary of significant accounting policies

Basis for Consolidation – The consolidated financial statements are comprised of all of the accounts of TuHURA Biosciences, Inc. and Veterinary Oncology Services, a wholly owned subsidiary (collectively the “Company”). All intercompany accounts and transactions have been eliminated in consolidation.

Accounting Estimates – The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect various amounts reported in consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Deferred Offering Costs – Deferred offering costs consist of direct legal, accounting, and other fees and costs directly related to the Company’s pending merger (See note 1 and 11). The Company capitalized deferred offering costs prior to the close of the merger which are included in other assets within the condensed consolidated balance sheet as of March 31, 2024. Should the pending merger be abandoned, the deferred offering costs will be expensed immediately as a charge to general and administrative expense in the consolidated condensed statement of operations. The Deferred offering costs were $0.3 million and $0 million as of March 31, 2024 and December 31, 2023, respectively.

TUHURA BIOSCIENSES, INC AND SUBSIDIARY

Notes to the condensed consolidated financial statements

For the three months ended March 31, 2024, and 2023

(Unaudited)

Note 2—Summary of significant accounting policies (continued)

Property and Equipment – Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally five to seven years). Leasehold improvements are amortized straight-line over the shorter of the lease term or the estimated useful life of the asset. Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was recorded for the period ended March 31, 2024, nor the year ended December 31, 2023.

Lease Accounting – In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The guidance in ASU 2016-02 supersedes the lease recognition requirements in ASC Topic 840, Leases. ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases, along with additional qualitative and quantitative disclosures.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740), which enhances the income tax disclosure requirements for public entities on an annual basis. Under ASU 2023-09, public entities will be required to disclose in their rate reconciliation, on an annual basis, both percentages and amounts in their reporting currency for certain categories in a tabular format, with accompanying qualitative disclosures. The amendments in ASU 2023-09 are effective fiscal years beginning after December 31, 2024, and early adoption is permitted. The Company does not believe that the adoption of ASU 2023-09 will have a material impact on its condensed consolidated financial statements.

Research and Development Expenses – Research and development consists of expenses incurred in connection with the discovery and development of product candidates. The Company expenses research and development costs as incurred.

Acquired In-Process Research and Development – Acquired in-process research and development expenses consist of existing research and development projects at the time of the acquisition. Projects that qualify as IPR&D assets represent those that have not yet reached technological feasibility and had no alternative future use, which resulted in a write-off of these IPR&D assets to acquired in-process research and development expenses in our consolidated statements of operations.

Concentration of Credit Risk – The Company maintains cash balances in banks. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of March 31, 2024, the uninsured portion of cash held by the Company was approximately $3,960,000.

Fair Value of Financial Instruments – ASC 820, Fair Value Measurement, establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances.

TUHURA BIOSCIENSES, INC AND SUBSIDIARY

Notes to the condensed consolidated financial statements

For the three months ended March 31, 2024, and 2023

(Unaudited)

Note 2—Summary of significant accounting policies (continued)

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy that distinguishes between the following:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•

Level 3 inputs are unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. See Note 7 for more information related to the Company’s Level 3 fair value measurement.

The carrying values reported in the Company’s balance sheets for cash and cash equivalents, other current assets, accounts payable, and accrued expenses are reasonable estimates of their fair values due to the short-term nature of these items.

Derivative Financial Instruments – The Company evaluates all of its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. The Company accounts for certain make-whole features that are associated with convertible notes as derivative liabilities at fair value and adjusts the instruments to their fair value at the end of each reporting period. Derivative financial liabilities are initially recorded at fair value, with gains and losses arising from changes in the fair value recognized in other income (expense) in the accompanying consolidated statements of operations for each reporting period while such instruments are outstanding. The embedded derivative liabilities are valued using a probability-weighted expected return method (“PWERM”). The critical inputs used to value the PWERM are a discount rate of 19.68%, the estimated make-whole interest payments for various settlement scenarios and the probability of each settlement scenario. If the Company repays the noteholders or if, during the next round of financing, the noteholders convert the debt into equity, the derivative financial liabilities will be de-recognized and reclassified to the condensed consolidated statements of stockholders’ (deficit) equity on that date. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Debt Discount and Debt Issuance Costs- Debt issuance costs are deferred and presented as a reduction to the convertible note payable. The initial fair value of the derivative liability on the make-whole premium is treated as a debt discount. Debt discount and debt issuance costs are amortized using the effective interest rate method over the term of the convertible promissory note. Amortization of debt discount and debt issuance costs are included within interest expense in the condensed consolidated statements of operations.

TUHURA BIOSCIENSES, INC AND SUBSIDIARY

Notes to the condensed consolidated financial statements

For the three months ended March 31, 2024, and 2023

(Unaudited)

Note 2—Summary of significant accounting policies (continued)

Stock Compensation Expense – The Company accounts for stock-based awards to employees and nonemployees using the fair value-based method to determine compensation for all arrangements where shares of stock or equity instruments are issued for compensation. Fair value of each common stock option is estimated on the date of grant using the Black-Scholes valuation model. The Black-Scholes model uses assumptions for expected volatility, expected dividends, expected term, and the risk-free interest rate. Expected volatility is based on historical volatility of a peer group’s common stock and other factors estimated over the expected term of the options. The expected term of the options granted is derived using the “simplified method” which computes expected term as the average of the sum of the average vesting term plus the contract term. The risk-free rate is based on the U.S. Treasury yield.

Common Stock Valuation – We are required to estimate the fair value of the common stock underlying our equity awards when performing fair value calculations. The fair value of the common stock underlying our equity awards was determined on each grant taking into account input from management and taking into account the pricing offered in our equity raises. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants. Our determinations of the fair value of our common stock were made by considering the prices of preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of our preferred stock relative to those of our common stock.

Business Combinations and Asset Acquisitions – We account for acquired businesses using the acquisition method of accounting, which requires that the assets acquired, and liabilities assumed be recorded at the date of acquisition at their respective fair values if the acquisition meets the definition of a business combination. If the acquisition does not meet the definition of a business combination, then it is accounted for as an asset acquisition and the purchase consideration is allocated to the acquired assets.

ASC 805, Business Combinations, provides a model for determining whether an acquisition represents a business combination. In order to be a business, the integrated set of activities of the acquired entity needs to have an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired entity must also pass the “Screen Test” which involves determining whether the acquisition represents an in-substance asset acquisition based on whether the fair value of the gross assets acquired is “substantially all” concentrated in a single asset or group of similar assets. This evaluation excludes certain acquired assets such as cash, deferred taxes, and goodwill associated with deferred taxes, but includes all other gross assets, including any consideration transferred in excess of the identified assets.

Note 3—Liquidity and management’s plans

The Company has been engaged in research and development activities related to ImmuneFx, the Company’s patented product, which will require additional investment until revenue-generating activities can begin.

The Company has historically incurred negative cash flows from operations. For the three months ended March 31, 2024, the Company incurred $3.8 million of negative cash flows from operations. The Company has

TUHURA BIOSCIENSES, INC AND SUBSIDIARY

Notes to the condensed consolidated financial statements

For the three months ended March 31, 2024, and 2023

(Unaudited)

Note 3—Liquidity and management’s plans (continued)

approximately $4.5 million of cash and cash equivalents on hand at March 31, 2024. It is expected that this, along with the convertible notes proceeds of $23,665,000 raised after March 31, 2024 will be to fund future operations, including the expanded clinical trials, to the end of 2025.

The Company expects to raise cash through the sale of common or preferred shares, issuance of convertible notes, obtaining grants, or commercial partnerships. However, there can be no assurance that any fundraising will be achieved or on commercially reasonable terms, if at all. As such, there is substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from date that the financial statements were available to be issued.

Note 4—Other current assets

Other current assets consist of the following as of March 31, 2024, and December 31, 2023:

	Unaudited March 31, 2024	December 31, 2023
Employee Retention Tax Credit	$334,443	$334,443
Deferred offering costs	284,867	—
Other current assets	216,104	159,326

	$835,414	$493,769

Note 5—Property and equipment, net

Property and equipment, net consists of the following as of March 31, 2024, and December 31, 2023:

	Unaudited March 31, 2024	December 31, 2023
Furniture and fixtures	$170,607	$170,607
Leasehold improvements	544,629	544,628
Machinery and office equipment	1,365,277	1,365,277
Software	72,394	72,394

	2,152,907	2,152,906
Less accumulated depreciation and amortization	(2,005,044)	(1,970,736)

	$147,863	$182,170

Depreciation and amortization of property and equipment totaled approximately $34,000 and $61,000 for the three months ending March 31, 2024, and 2023, respectively.

TUHURA BIOSCIENSES, INC AND SUBSIDIARY

Notes to the condensed consolidated financial statements

For the three months ended March 31, 2024, and 2023

(Unaudited)

Note 6—Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following as of March 31, 2024, and December 31, 2023:

	Unaudited March 31 2024	December 31, 2023
Trade accounts payable	$1,635,016	$1,866,762
Accrued compensation	1,707,988	1,415,397
Accrued legal fees	466,801	—
Accrued placement agent fees	368,960	56,400
Other accrued expenses	164,000	100,000

	$4,342,765	$3,438,559

Note 7—Convertible promissory notes

On various dates beginning on December 11, 2023 through March 28, 2024, the Company entered into Convertible Promissory Note Agreements (the “Notes”) with various entities at various amounts for an aggregate of $7,588,000. The Notes bear interest at a rate of twenty percent (20%) per annum and mature on the second anniversary of the issuance date. In addition, the Company included an additional clause for investors which grants common stock purchase warrants (the “Warrants”) to Holders in the event they subscribe to purchase Notes in the aggregate principal amount of more than $4.0 million or more equal to (i) 50% of the aggregate principal amount of the Note purchased divided by $0.68. Refer to Note 11 for additional information on the Warrants. There were no warrants issued as of March 31, 2024.

The Notes are convertible into New Securities (depending on the applicable conversion event) upon the following: (i) automatic conversion upon an initial public offering (“Mandatory Conversion 1”), (ii) automatic conversion upon the occurrence of a de-SPAC transaction (“Mandatory Conversion 2”), (iii) automatic conversion upon the occurrence of a reverse public merger transaction (”Specified Merger Transaction”) at a conversion price equal to (i) the outstanding principal and interest of the Notes prior to conversion divided by (ii)$0.68 (“Mandatory Conversion 3”), or (iv) optional new securities conversion upon a qualified equity financing, transaction, series of transactions, or merger other than an IPO or de-SPAC transaction, as defined per the terms of the Note Agreement. The Holder has the option, at the occurrence of qualified equity financing, transaction, series of transactions, or merger other than an IPO, de-SPAC transaction, or reverse public merger transaction, to convert the outstanding Notes into shares of common stock (“Optional Conversion”), or to receive a prepayment from the Company for the outstanding principal and interest remaining on the Notes (“Optional Redemption”). Under an IPO or de-SPAC transaction, the Notes convert at the sum of (a) the outstanding principal balance and unpaid accrued interest at the time of the transaction, plus (b) a Make-Whole Amount premium, defined in the Note Agreement as additional interest to be incurred until the next period end date as defined in the Note Agreement, divided by the common stock price per share at the time of the public offering (for IPO) or at closing (for de-SPAC transaction). Under a reverse public merger transaction, the Notes convert at the sum of (a) the outstanding principal balance and unpaid accrued interest at the time of the transaction, plus (b) a Make-Whole Amount premium, defined in the Note Agreement as additional interest to be incurred until the next period end date as defined in the Note Agreement, divided by a conversion price equal to $0.68.

TUHURA BIOSCIENSES, INC AND SUBSIDIARY

Notes to the condensed consolidated financial statements

For the three months ended March 31, 2024, and 2023

(Unaudited)

Note 7—Convertible promissory notes (continued)

The Company evaluated the terms of the Notes for embedded conversion features in accordance with ASC 815-15-25 and determined that the Mandatory Conversion 1 feature, Mandatory Conversion 2 feature, Mandatory Conversion 3 feature, and Optional Conversion feature meet the definition of an embedded derivative liability that is required to be bifurcated from the host instrument and measured at fair value, with subsequent changes in fair value recognized in the condensed consolidated statement of operations.

Management used a scenario-based analysis to estimate the fair value of the bifurcated embedded derivative liability at issuance of the Notes. The Company recognized debt discount of $365,092 upon issuance of the Notes. There was a gain of $12,092 for the three months ended March 31, 2024, due to the estimated change in fair value of the bifurcated embedded derivative liability. The related discount is amortized to interest expense over the term of the debt using the effective yield method. Amortization expense related to the debt discount totaled $17,383 for the three months ended March 31, 2024. Interest expense, inclusive of the debt discount amortization, on the Notes totaled $255,152 for the three months ended March 31, 2024.

Note 8—Stockholders’ equity

The Company has two classes of stock defined in its Amended and Restated Articles of Incorporation (the “Articles).

Common Stock – Holders of common stock are entitled to one vote for each share of common stock.

Preferred Stock – The Company is authorized to issue up to 150,000,000 shares of Preferred Stock based on the Articles. The Company has three classes of Preferred Stock: Series A, Series A-1, and Series B. See below for a summary of the rights and preferences for the Company’s Preferred Stock:

i.

Accrues dividends whether or not declared, are cumulative, and are payable only if declared by the Board of Directors. The Series A and Series A-1 preferred stock accrue dividends at a rate of $0.0208 and $0.0264, per annum respectively. Accrued, but unpaid Series A and A-1 dividends totaled approximately $5,889,000 as of March 31, 2024. The Series B preferred stock accrues dividends at a rate of $0.066 for the first two years. After the second anniversary, Series B stock accrues dividends at a rate of $0.0264 per annum. Accrued but unpaid Series B dividends totaled approximately $4,221,000 as of March 31, 2024.

ii.	Has liquidation preferences over common stock;

iii.	Is convertible into common stock, at the option of the holder, subject to adjustments, as defined; and

iv.

For purposes of voting, each holder of outstanding shares of Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares are convertible to.

v.	The holders of Series A and Series A-1 Preferred Stock exclusively and voting together as a single class have the right to elect one Director of the Company.

vi.

A majority of all three classes of Preferred stock are required to amend the Articles of Incorporation or Bylaws, issue shares (unless they are junior to the Preferred stock), issue debt greater than $250,000, liquidate or dissolve the Company, or hold stock in an unaffiliated Company.

TUHURA BIOSCIENSES, INC AND SUBSIDIARY

Notes to the condensed consolidated financial statements

For the three months ended March 31, 2024, and 2023

(Unaudited)

Note 8—Stockholders’ equity (continued)

As of March 31, 2024, the Company has 45,186,000 warrants outstanding, of which 8,579,000 warrants were for services performed with respect to historical offerings. The remaining warrants were issued to Series A, A-1, and B preferred investors. As of March 31, 2024, no holders have elected to exercise their warrants in whole or in part.

Note 9—Stock option plans

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based awards on the date of grant. The assumptions employed in the calculation of the fair value of share-based compensation expense were calculated as follows for all periods presented:

	2024	2023
Common stock fair value	$0.66	$0.66
Risk free interest rate	4.05% - 4.89%	4.05% - 4.89%
Expected dividend yield	0%	0%
Expected term	4.9 years	4.9 years
Expected stock volatility	91.9% - 99.7%	91.9% - 99.7%

Below is a summary of stock option activity for the year ended December 31, 2023, and period ending March 31, 2024:

	Number of options	Weighted Average Exercise Price	Weighted Average Contractual Life
Outstanding at January 1, 2023	14,284,013	$0.51	4.71 years
Expired	(450,000)	$0.50
Granted	1,711,350	$0.66

Outstanding at December 31, 2023	15,545,363	$0.53	4.43 years
Expired	(50,000)	$0.50
Exercised	(250,000)	$0.50
Granted	4,638,471	$0.72

Outstanding at March 31, 2024	19,883,834	$0.58	5.52 years
Excercisable at March 31, 2024	13,243,095	$0.53	3.50 years

Options outstanding had an intrinsic value of $3,181,000 and $1,964,000 as of March 31, 2024 and December 31, 2023, respectively. As of March 31, 2024, there was $3,149,000 of unrecognized stock compensation, which will be recognized over the next three years.

Note 10—Commitments and contingencies

Lease Commitments – The Company leases facilities under non-cancelable operating leases for the laboratory and offices in Tampa, Florida. The current lease expires in February 2026.

TUHURA BIOSCIENSES, INC AND SUBSIDIARY

Notes to the condensed consolidated financial statements

For the three months ended March 31, 2024, and 2023

(Unaudited)

Note 10—Commitments and contingencies (continued)

Future minimum lease payments under these leases are as follows:

Year ending December 31, 2024	$128,090
Year ending December 31, 2025	172,931
Year ending December 31, 2026	43,411
Interest portion of right of use liability	(33,556)

Operating lease liabilities	$310,876

Total lease expense was approximately $62,000 and $47,000 for the three months ending March 31, 2024 and 2023, respectively.

Employment Agreements – In March, 2024, the Company signed a consulting agreement with the former CEO and President. In May 2023, and amended in March 2024, the Company signed employment agreements with the CEO and CFO.

Future minimum payments under these employment and consulting agreements are as follows:

Year ending December 31, 2024	$827,126
Year ending December 31, 2025	877,835

$1,704,961

Note 11—Subsequent events

Subsequent events – The Company has evaluated subsequent events through July 18, 2024 in connection with the preparation of these financial statements, which is the date the financial statements were available to be issued.

Proposed merger with Kintara

As discussed in Note 1, on April 2, 2024, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Kintara, pursuant to which the subsidiaries of Kintara will merge with and into the Company, with the Company continuing as a wholly owned subsidiary of the surviving corporation of the merger (the “Merger”). The Merger is expected to be accounted for as a reverse recapitalization in accordance with GAAP, with Kintara treated as the acquired company for financial reporting purposes, and the Company treated as the accounting acquirer.

Convertible promissory notes

On April 2, 2024, the Company completed a private placement under which it offered and sold convertible notes to accredited investors and received subscriptions for an aggregate principal amount of $31,253,000, of which $21,753,000 in aggregate subscriptions were funded as of July 18, 2024.

TUHURA BIOSCIENSES, INC AND SUBSIDIARY

Notes to the condensed consolidated financial statements

For the three months ended March 31, 2024, and 2023

(Unaudited)

Note 11—Subsequent events (continued)

Warrants affiliated with the convertible promissory notes

On April 2, 2024, there was an addendum to the subscription agreement for investors which grants common stock purchase warrants to Holders in the event they subscribe to purchase Notes in the aggregate principal amount of more than $4.0 million or more equal to (i) 50% of the aggregate principal amount of the Note purchased divided by $0.68. There were no warrants granted through the date the financial statements were available to be issued, however, the Company anticipates granting warrants to purchase 18,797,794 shares of common stock with a strike price of $1.02 to Holders (or Holder Affiliates) that participated in subscriptions to purchase Notes greater than $4.0 million.

Exclusivity and Right of First Offer Agreement

On July 3, 2024, the Company entered into an Exclusivity and Right of First Offer Agreement (the “Exclusivity Agreement”) with Kineta, Inc., a publicly traded Delaware corporation (“Kineta”). Under this agreement, Kineta granted to the Company an exclusive right to acquire Kineta’s worldwide patent rights, other intellectual property rights, and other rights and assets related to KVA12123, which is Kineta’s VISTA blocking immunotherapy. Such exclusive right commenced as of July 3, 2024 and generally continues through October 1, 2024, subject to extension at the option of the Company for up to 20 days. Under the terms of the Exclusivity Agreement, the Company paid Kineta a $5.0 million payment, and additional payments of up to $300,000 in the aggregate will become due if the Company exercises its extension rights (collectively, the “Exclusivity Payment”). The Exclusivity Payment will be credited against the initial cash consideration that may be payable to Kineta pursuant to any definitive agreement, if any, that the Company and Kintara enter into relating to the KVA12123 assets.

July 2024 Private Placement

In connection with the Company’s entrance into the Exclusivity Agreement, on July 3, 2024, the Company completed a private placement of its common stock to an existing investor, under which the investor paid $5.0 million in exchange for 4,009,623 shares of the Company’s common stock and a 1.5% royalty right on certain future sales by the Company of products based on KVA12123. The proceeds received from the Company’s July 2024 private placement were used to fund the Exclusivity Payment due to Kineta pursuant to the Exclusivity Agreement.

KINTARA FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Kintara Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kintara Therapeutics, Inc. (the “Company”) as of June 30, 2023 and 2022, the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accruals for Research and Development Expenses and Clinical Trials

Description of the Matter

As discussed in Note 2 to the consolidated financial statements, the Company records accruals for research and development expenses and clinical trials based upon estimates of costs incurred through the balance sheet date that have yet to be invoiced by the contract research organizations (“CRO”) and other third-party vendors.

The Company accounts for these expenses according to the progress of the trial as measured by patient progression and the timing of various aspects of the trial. Estimated accruals are determined based on reviewing contractual terms and through communications with internal clinical personnel and external service providers including CRO’s as to the progress or state of its trials. The principal consideration for our determination that performing procedures related to the clinical trial expenses, specifically related to the year-end accrual for clinical trial costs, is a critical audit matter is that there was significant judgement by management in determining the progress of the activities included in the individual clinical trial agreements based on internal and external information.

How We Addressed the Matter in Our Audit

To evaluate the accruals for research and development expenses and clinical trials, our audit procedures included, among others, testing the completeness and accuracy of the underlying data used in the estimates and evaluating the significant assumptions including, but not limited, to obtaining an understanding of the Company’s estimation process, corroborating the progress of clinical trials with the Company’s clinical teams, obtaining confirmations directly from third parties and obtaining third party invoices related to the performance of the services provided. We also tested a sample of subsequent payments to assess the reasonableness of the Company’s accruals.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2019.

San Francisco, CA

September 18, 2023

Kintara Therapeutics, Inc.

Consolidated Balance Sheets

(In thousands, except par value amounts)

		June 30, 2023	June 30, 2022
	Note	$	$
Assets
Current assets
Cash and cash equivalents		1,535	11,780
Prepaid expenses, deposits and other		660	1,478
Clinical trial deposit	3	1,075	—

Total current assets		3,270	13,258
Clinical trial deposit	3	—	2,600
Property and equipment, net	4	709	90

Total assets		3,979	15,948

Liabilities
Current liabilities
Accounts payable and accrued liabilities		2,784	3,269
Related party payables	5	298	721

Total current liabilities		3,082	3,990
Milestone payment liability	6	166	163

Total liabilities		3,248	4,153

Stockholders’ equity
Preferred stock
Authorized
5,000 shares, $0.001 par value
Issued and outstanding
279 Series A shares at June 30, 2023 (June 30, 2022 – 279)	5,7	279	279
14 Series C shares at June 30, 2023 (June 30, 2022 – 17)	7	10,366	12,275
Common stock
Authorized
75,000 shares at June 30, 2023 (June 30, 2022—5,500), $0.001 par value
Issued and outstanding
1,692 issued at June 30, 2023 (June 30, 2022 – 1,311)	7	2	1
Additional paid-in capital	7	141,438	135,575
Accumulated deficit		(151,375)	(136,356)
Accumulated other comprehensive income		21	21

Total stockholders’ equity		731	11,795

Total liabilities and stockholders’ equity		3,979	15,948

Nature of operations, corporate history, going concern and management plans (note 1)
Commitments and contingencies (note 8)
Subsequent events (note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Kintara Therapeutics, Inc.

Consolidated Statements of Operations

(In thousands, except per share amounts)

		For the years ended June 30,
	Note	2023	2022
Expenses
Research and development		$9,311	$15,173
General and administrative		5,485	7,509

		(14,796)	(22,682)

Other income
Foreign exchange		10	7
Interest, net		137	14

		147	21

Net loss for the year		(14,649)	(22,661)

Computation of basic loss per share
Net loss for the year		(14,649)	(22,661)
Series A Preferred cash dividend	7	(8)	(8)
Series C Preferred stock dividend	7	(362)	(2,462)

Net loss for the year attributable to common stockholders		$(15,019)	$(25,131)

Basic and fully diluted loss per share		(9.27)	(25.80)

Basic and fully diluted weighted average number of shares		$1,620	$974

The accompanying notes are an integral part of these consolidated financial statements.

Kintara Therapeutics, Inc.

Consolidated Statements of Stockholders’ Equity

For the years ended June 30, 2023 and 2022

(In thousands)

	Number of shares	Common stock $	Additional paid-in capital $	Accumulated other comprehensive income $	Preferred stock $	Accumulated deficit $	Total Stockholders’ equity $
Balance - June 30, 2021	655	1	106,853	21	14,931	(111,225)	10,581
Issuance of shares and warrants - net of issue costs	469	—	21,526	—	—	—	21,526
Conversion of Series C Preferred stock to common stock	56	—	2,377	—	(2,377)	—	—
Warrants issued for services	—	—	35	—	—	—	35
Exercise of 2020 Investor Warrants for cash	1	—	69	—	—	—	69
Exercise of pre-funded warrants for cash	96	—	5	—	—	—	5
Stock option expense	—	—	2,283	—	—	—	2,283
Series A Preferred cash dividend	—	—	(35)	—	—	(8)	(43)
Series C Preferred stock dividend	34	—	2,462	—	—	(2,462)	—
Net loss for the year	—	—	—	—	—	(22,661)	(22,661)

Balance - June 30, 2022	1,311	1	135,575	21	12,554	(136,356)	11,795

Issuance of shares and warrants - net of issue costs	262	1	1,902	—	—	—	1,903
Issuance of shares for services	16	—	110	—	—	—	110
Conversion of Series C Preferred stock to common stock	45	—	1,909	—	(1,909)	—	—
Additional shares issued on reverse stock split	15	—	—	—	—	—	—
Stock option expense	—	—	1,490	—	—	—	1,490
Restricted stock unit expense	—	—	90	—	—	—	90
Series A Preferred cash dividend	—	—	—	—	—	(8)	(8)
Series C Preferred stock dividend	43	—	362	—	—	(362)	—
Net loss for the year	—	—	—	—	—	(14,649)	(14,649)

Balance - June 30, 2023	1,692	2	141,438	21	10,645	(151,375)	731

The accompanying notes are an integral part of these consolidated financial statements.

Kintara Therapeutics, Inc.

Consolidated Statements of Cash Flows

June 30, 2023

(In thousands)

		For the years ended June 30,
		2023	2022
	Note	$	$
Cash flows from operating activities
Net loss for the year		(14,649)	(22,661)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property and equipment	4	60	60
Amortization of clinical trial deposit	3	3,225	—
Change in fair value of milestone liability		3	(19)
Warrants issued for services	7	—	35
Restricted stock units and shares issued for services	7	200	—
Stock option expense	7	1,490	2,248
Changes in operating assets and liabilities
Prepaid expenses, deposits and other		371	(722)
Clinical trial deposits	3	(1,700)	(500)
Accounts payable and accrued liabilities		(442)	1,007
Related party payables		(423)	160

Net cash used in operating activities		(11,865)	(20,392)

Cash flows from investing activities
Purchase of equipment		(232)	—

Net cash used in investing activities		(232)	—

Cash flows from financing activities
Net proceeds from the issuance of shares and warrants	7	1,903	21,569
Payment of prior year issuance costs		(43)	—
Warrants exercised for cash	7	—	74
Series A preferred cash dividend	7	(8)	(8)

Net cash provided by financing activities		1,852	21,635

(Decrease) Increase in cash and cash equivalents		(10,245)	1,243
Cash and cash equivalents – beginning of year		11,780	10,537

Cash and cash equivalents – end of year		1,535	11,780

Supplementary information (note 9)

The accompanying notes are an integral part of these consolidated financial statements.

Kintara Therapeutics, Inc.

Notes to Consolidated Financial Statements

June 30, 2023

(In thousands)

1.	Nature of operations, corporate history, and going concern and management plans

Nature of operations

Kintara Therapeutics, Inc. (the “Company”) is a clinical-stage drug development company with a focus on the development of novel cancer therapies for patients with unmet medical needs. The Company is developing two late-stage therapeutics—VAL-083 for glioblastoma and REM-001 for cutaneous metastatic breast cancer. In order to accelerate the Company’s development timelines, it leverages existing preclinical and clinical data from a wide range of sources. The Company may seek marketing partnerships in order to potentially offset clinical costs and to generate future royalty revenue from approved indications of its product candidates.

Corporate history

The Company is a Nevada corporation formed on June 24, 2009, under the name Berry Only, Inc. On January 25, 2013, the Company entered into and closed an exchange agreement (the “Exchange Agreement”), with Del Mar Pharmaceuticals (BC) Ltd. (“Del Mar (BC)”), 0959454 B.C. Ltd. (“Callco”), and 0959456 B.C. Ltd. (“Exchangeco”) and the security holders of Del Mar (BC). Upon completion of the Exchange Agreement, Del Mar (BC) became a wholly-owned subsidiary of the Company (the “Reverse Acquisition”).

On August 19, 2020, the Company completed its merger with Adgero Biopharmaceuticals Holdings, Inc., a Delaware corporation (“Adgero”) in which Adgero continued its existence under Delaware law and became a direct, wholly-owned subsidiary of the Company. Following the completion of the merger, the Company changed its name from DelMar Pharmaceuticals, Inc. to Kintara Therapeutics, Inc. and began trading on The Nasdaq Capital Market LLC (“Nasdaq”) under the symbol “KTRA”.

Kintara Therapeutics, Inc. is the parent company of Del Mar (BC), a British Columbia, Canada corporation and Adgero which are clinical-stage companies with a focus on the development of drugs for the treatment of cancer. The Company is also the parent company to Callco and Exchangeco which are British Columbia, Canada corporations. Callco and Exchangeco were formed to facilitate the Reverse Acquisition. In connection with the Adgero merger, the Company also became the parent company of Adgero Biopharmaceuticals, Inc. (“Adgero Bio”), formerly a wholly-owned subsidiary of Adgero.

References to the Company refer to the Company and its wholly-owned subsidiaries.

Going concern and management plans

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue its operations for the foreseeable future and contemplates the realization of assets and the settlement of liabilities in the normal course of business.

For the year ended June 30, 2023, the Company reported a loss of $14,649 and a negative cash flow from operations of $11,865. The Company had an accumulated deficit of $151,375 and had cash and cash equivalents of $1,535 as of June 30, 2023. The Company is in the clinical stage and has not generated any revenues to date. The Company does not have the prospect of achieving revenues until such time that its product candidates are commercialized, or partnered, which may not ever occur. On August 2, 2022, the Company entered into a stock purchase agreement under which the Company ultimately received approximately $1,903 in net proceeds as of June 30, 2023, which is the current maximum available under the stock purchase agreement. In addition, on June 28, 2023, the Company announced that it had been awarded approximately $2.0 million in grant funding to be received over a two year period for its REM-001 project. Even with the proceeds from the grant funding and the stock purchase financing, the Company will require additional funding to maintain its clinical trials, research and development projects, and for general operations. These circumstances indicate substantial doubt exists about the Company’s ability to continue as a going concern within one year from the date of filing of these consolidated financial statements.

Consequently, management is pursuing various financing alternatives to fund the Company’s operations so it can continue as a going concern. Management plans to continue to pursue opportunities to secure the necessary financing through the issue of new equity, debt, and/or entering into strategic partnership arrangements. However, the Company’s ability to raise additional capital could be affected by various risks and uncertainties including, but not limited to, global unrest. The Company may not be able to raise sufficient additional capital and may tailor its drug candidate development programs based on the amount of funding the Company is able to raise in the future. Nevertheless, there is no assurance that these initiatives will be successful.

These consolidated financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	Significant accounting policies

Reverse stock split

On November 10, 2022, the Company filed a Certificate of Change to the Company’s Articles of Incorporation, as amended, in order to effectuate a 1:50 reverse stock split (the “Reverse Stock Split”) of its issued and outstanding common stock as well as its authorized shares of common stock. As a result of the Reverse Stock Split, every 50 shares of issued and outstanding common stock were converted into one share of common stock with a proportionate reduction in the Company’s authorized shares of common stock. Any fractional shares of common stock resulting from the Reverse Stock Split were rounded up to the nearest whole post-Reverse Stock Split share. The Reverse Stock Split did not change the par value of the Company’s common stock. All outstanding securities entitling their holders to acquire shares of common stock were adjusted as a result of the Reverse Stock Split. All common share and per share data are retrospectively restated to give effect to the Reverse Stock Split for all periods presented herein.

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and are presented in United States dollars. The functional currency of the Company and each of its subsidiaries is the United States dollar.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Adgero, Adgero Bio, Del Mar (BC), Callco, and Exchangeco. All intercompany balances and transactions have been eliminated in consolidation.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below and have been consistently applied to all periods presented.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Adgero, Adgero Bio, Del Mar BC, Callco, and Exchangeco as of, and for the years ended June 30, 2023, and 2022. All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, expenses, contingent assets, and contingent liabilities as at the end of, or during, the reporting period. Actual results could significantly differ from those estimates. Significant areas requiring management to make estimates include the valuation of equity instruments issued for services, the milestone payment liability, and clinical trial accruals. Further details of the nature of these assumptions and conditions may be found in the relevant notes to these consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities from the purchase date of three months or less that can be readily convertible into known amounts of cash. Cash and cash equivalents are held at recognized Canadian and United States financial institutions. Interest earned is recognized in the consolidated statement of operations.

Foreign currency translation

The functional currency of the Company at June 30, 2023, is the United States dollar. Transactions that are denominated in a foreign currency are remeasured into the functional currency at the current exchange rate on the date of the transaction. Any foreign-currency denominated monetary assets and liabilities are subsequently remeasured at current exchange rates, with gains or losses recognized as foreign exchange losses or gains in the consolidated statement of operations. Non-monetary assets and liabilities are translated at historical exchange rates. Expenses are translated at average exchange rates during the period. Exchange gains and losses are included in consolidated statement of operations for the period.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over its estimated useful life of three to seven years. Depreciation expense is recognized from the date the equipment is put into use.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent that deferred tax assets cannot be recognized under the preceding criteria, the Company establishes valuation allowances, as necessary, to reduce deferred tax assets to the amounts expected to be realized.

As of June 30, 2023, and 2022, all deferred tax assets were fully offset by a valuation allowance. The realization of deferred tax assets is dependent upon future federal, state and foreign taxable income. The Company’s judgments regarding deferred tax assets may change due to future market conditions, as the Company expands into international jurisdictions, due to changes in U.S. or international tax laws and other factors.

These changes, if any, may require material adjustments to the Company’s deferred tax assets, resulting in a reduction in net income or an increase in net loss in the period in which such determinations are made. The Company recognizes the impact of uncertain tax positions based upon a two-step process. To the extent that a tax position does not meet a more-likely-than-not level of certainty, no impact is recognized in the consolidated financial statements. If a tax position meets the more-likely-than-not level of certainty, it is recognized in the consolidated financial statements at the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company’s policy is to analyze the Company’s tax positions taken with respect to all applicable income tax issues for all open tax years in each respective jurisdiction. Interest and penalties with respect to uncertain tax positions would be included in income tax expense. As of June 30, 2023, the Company concluded that there were no uncertain tax provisions required to be recognized in its consolidated financial statements.

The Company does not record U.S. income taxes on the undistributed earnings of its foreign subsidiaries based upon the Company’s intention to permanently reinvest undistributed earnings to ensure sufficient working capital and further expansion of existing operations outside the United States. As June 30, 2023, the Company’s foreign subsidiaries operated at a cumulative deficit for U.S. earnings and profit purposes. In the event the Company is required to repatriate funds from outside of the United States, such repatriation would be subject to local laws, customs, and tax consequences. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

Financial instruments

The Company has financial instruments that are measured at fair value. To determine the fair value, the Company uses the fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use to value an asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs based on assumptions about the factors market participants would use to value an asset or liability. The three levels of inputs that may be used to measure fair value are as follows:

•	Level one - inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level two - inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals; and

•	Level three - unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. As of June 30, 2023, the Company’s milestone payment liability was measured using level 3 inputs.

The Company’s financial instruments consist of cash and cash equivalents, other receivables, accounts payable, and related party payables. The carrying values of cash and cash equivalents, other receivables, accounts payable and related party payables approximate their fair values due to the immediate or short-term maturity of these financial instruments.

Intangible assets

Patents

Expenditures associated with the filing, or maintenance of patents, licensing or technology agreements are expensed as incurred. Costs previously recognized as an expense are not recognized as an asset in subsequent periods. If the Company achieves regulatory approval, patent costs will be deferred and amortized over the remaining life of the related patent.

Accruals for research and development expenses and clinical trials

As part of the process of preparing its financial statements, the Company is required to estimate its expenses resulting from its obligations under contracts with vendors, clinical research organizations and consultants, and under clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment terms that do not match the periods over which materials or services are provided under such contracts. The Company’s objective is to reflect the appropriate expenses in its financial statements by matching those expenses with the period in which services are performed and efforts are expended. The Company accounts for these expenses according to the timing of various aspects of the expenses. The Company determines accrual estimates by taking into account discussion with applicable personnel and outside service providers as to the progress of clinical trials, or the services completed. During the course of a clinical trial, the Company adjusts its clinical expense recognition if actual results differ from its estimates. The Company makes estimates of its accrued expenses as of each balance sheet date based on the facts and circumstances known to it at that time. The Company’s clinical trial accruals are dependent upon the timely and accurate reporting of contract research organizations and other third-party vendors. Although the Company does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in it reporting amounts that are too high or too low for any particular period. For the years ended June 30, 2023, and 2022, there were no material adjustments to the Company’s prior period estimates of accrued expenses for clinical trials.

Warrants and shares issued for services

The Company has issued equity instruments for services provided by employees and non-employees. The equity instruments are valued at the fair value of the instrument issued.

Stock options

The Company recognizes compensation costs resulting from the issuance of stock-based awards to employees, non-employees and directors as an expense in the statement of operations over the service period based on a measurement of fair value for each stock-based award. Prior to our adoption of Accounting Standards Update (“ASU”) 2018-07, Compensation-Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), stock options granted to non-employee consultants were revalued at the end of each reporting period until vested using the Black-Scholes option-pricing model and the changes in their fair value were recorded as adjustments to expense over the related vesting period. For the years ended June 30, 2023, and 2022, the determination of grant-date fair value for stock option awards was estimated using the Black-Scholes model, which includes variables such as the expected volatility of our share price, the anticipated exercise behavior of its grantee, interest rates, and dividend yields. For years ended June 30, 2023, and 2022, the Company utilized the plain vanilla method to determine the expected life of stock options. These variables are projected based on our historical data, experience, and other factors. Changes in any of these variables could result in material adjustments to the expense recognized for share-based payments. Such value is recognized as expense over the requisite service period, net of actual forfeitures, using the accelerated attribution method. The Company recognizes forfeitures as they occur. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results, or updated estimates, differ from current estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised.

Restricted stock units

The Company recognizes compensation costs resulting from the issuance of restricted stock units (“RSUs”) as an expense in the statement of operations over the service period based on a measurement of fair value for each RSU award. The RSUs are valued using the closing price of the Company’s common stock on the date of issuance with the total expense being recognized over the vesting period of the respective RSUs.

Loss per share

Income or loss per share is calculated based on the weighted average number of common shares outstanding. For the years ended June 30, 2023, and 2022, diluted loss per share does not differ from basic loss per share since the effect of the Company’s warrants, stock options, restricted stock units, and convertible preferred shares is anti-dilutive. As of June 30, 2023, potential common shares of 713 (2022 – 720) related to outstanding common share warrants, 42 (2022 – 42) related to outstanding Series C preferred stock warrants, 198 (2022 – 176) related to stock options, 78 (2022—nil ) related to restricted stock units, and 245 (2022 – 290) relating to outstanding Series C convertible preferred shares were excluded from the calculation of net loss per common share.

Segment information

The Company identifies its operating segments based on business activities, management responsibility and geographical location. The Company operates within a single operating segment being the research and development of cancer indications, and operates primarily in one geographic area, being North America. The Company previously conducted one clinical trial in China but the expenses incurred over the course of the study were not significant. All of the Company’s assets are located in either Canada or the United States.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies that are adopted by the Company as of the specified effective date. During the year ended June 30, 2023, there have been no new, or existing, recently issued accounting pronouncements that are of significance, or potential significance, that impact the Company’s consolidated financial statements.

3.	Clinical trial deposit

In October 2020, the Company announced that it had entered into a final agreement with a contract research organization (“CRO”) for the management of the Company’s registrational study for glioblastoma. Under the agreement, the Company will supply the drug for the study and the CRO will manage all operational aspects of the study including site activation and patient enrollment. The Company is required to make certain payments under the agreement related to patient enrollment milestones. For the year ended June 30, 2023, the Company has recognized $5,065 (2022—$8,163) of expenses for this study in relation to clinical site initiation and patient enrollment.

During the year ended June 30, 2023, the Company paid an additional $1,700 to the CRO in relation to the study deposit and has expensed $3,225 of the deposit. As of June 30, 2023, the remaining deposit balance for payments made to the CRO is $1,075. It is anticipated that the deposit will be recognized as an expense, applied to future invoices, or refunded to the Company, by September 30, 2023. The Company can terminate the study at any time. Upon termination, the Company will be liable for any payments due to the effective date of the termination as well as any non-refundable costs incurred by the CRO prior to the date of termination.

4.	Property and equipment, net

$ (thousands)
Balance, June 30, 2021	150
Less depreciation	(60)

Balance, June 30, 2022	90
Additions	679
Less depreciation	(60)

Balance, June 30, 2023	709

At June 30, 2023, the total capitalized cost of property and equipment was $859 (June 30, 2022—$180), of which $679 is not in use. The Company has recognized $60 in depreciation expense, respectively, for each of the years ended June 30, 2023, and 2022, on equipment in use.

5.	Related party transactions

Valent Technologies, LLC Agreements

One of the Company’s officers is a principal of Valent Technologies, LLC (“Valent”) and as result Valent is a related party to the Company.

On September 12, 2010, the Company entered into a Patent Assignment Agreement (the “Valent Assignment Agreement”) with Valent pursuant to which Valent transferred to the Company all its right, title and interest in and to the patents for VAL-083 owned by Valent. The Company now owns all rights and title to VAL-083 and is responsible for the drug’s further development and commercialization. In accordance with the terms of the Valent Assignment Agreement, Valent is entitled to receive a future royalty on all revenues derived from the development and commercialization of VAL-083. In the event that the Company terminates the agreement, the Company may be entitled to receive royalties from Valent’s subsequent development of VAL-083 depending on the development milestones the Company has achieved prior to the termination of the Valent Assignment Agreement.

On September 30, 2014, the Company entered into an exchange agreement (the “Valent Exchange Agreement”) with Valent and Del Mar (BC). Pursuant to the Valent Exchange Agreement, Valent exchanged its loan payable in the outstanding amount of $279 (including aggregate accrued interest to September 30, 2014, of $29), issued to Valent by Del Mar (BC), for 279 shares of the Company’s Series A Preferred Stock. The Series A Preferred Stock has a stated value of $1.00 per share (the “Series A Stated Value”) and is not convertible into common stock (note 7). The holder of the Series A Preferred Stock is entitled to dividends at the rate of 3% of the Series A Stated Value per year, payable quarterly in arrears. For the years ended June 30, 2023, and 2022, respectively, the Company recorded $8 related to the dividend paid to Valent. The dividends have been recorded as a direct increase in accumulated deficit.

Related party payables

At June 30, 2023 there is an aggregate amount of $298 (2022—$721) payable to the Company’s officers and directors for fees, expenses, and accrued bonuses and other liabilities.

6.	Milestone payment liability

The milestone payment liability relates to an asset purchase agreement with St. Cloud Investments, LLC (“St. Cloud”) that the Company has relating to the acquisition of REM-001. The agreement, as amended, is dated November 26, 2012 (the “St. Cloud Agreement”). Pursuant to the terms of the St. Cloud Agreement, the Company is obligated to make certain payments under the agreement. The future contingent amounts payable under that agreement are as follows:

•

Upon the earlier of (i) a subsequent equity financing to take place after the Company conducts a Phase 2B clinical study in which fifty patients complete the study and their clinical data can be evaluated or (ii) the commencement of a clinical study intended to be used as a definitive study for market approval in any country, the Company is obligated to pay an aggregate amount of $300 in cash or an equivalent amount of common stock, with $240 to St. Cloud and $60 to an employee of the Company; and

•

Upon receipt of regulatory approval of REM-001 Therapy, the Company is obligated to pay an aggregate amount of $700 in cash or an equivalent amount of common stock, with $560 to St. Cloud and $140 to an employee of the Company.

With respect to the $300 and $700 potential milestone payments referenced above (each a “Milestone Payment”), if either such Milestone Payment becomes payable, and in the event the Company elects to pay either such Milestone Payment in shares of its common stock, the value of the common stock will equal the average of the closing price per share of the Company’s common stockover the twenty (20) trading days following the first public announcement of the applicable event described above.

The milestone payment liability has been estimated using a scenario-based method (or “SBM”). An SBM is an income-based approach under which possible outcomes are identified, the contingent consideration payoff of each outcome is probability weighted, and then a suitable discount rate is used to arrive at the expected present value of the contingent consideration at the valuation date. The probability used in the valuation was based on published research for the probability of success of oncology companies at a similar stage of development as the Company. The discount rate was based on published rates for corporate bonds and the term was based on an estimate of the planned timing of completion of the respective development achievement that would result in payment of the respective milestones.

$ (in thousands)
Balance – June 30, 2021	182
Change in fair value estimate	(19)

Balance – June 30, 2022	163
Change in fair value estimate	3

Balance – June 30, 2023	166

7.	Stockholders’ equity

Preferred stock

Series C Preferred Stock

	Series C Preferred Stock
	Number of shares	$ (in thousands)
Balance – June 30, 2021	20,092	14,652
Conversion of Series C Preferred stock to common stock	(3,254)	(2,377)

Balance – June 30, 2022	16,838	12,275
Conversion of Series C Preferred stock to common stock	(2,630)	(1,909)

Balance – June 30, 2023	14,208	10,366

In August 2020, the Company issued 25,028 shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”) in three separate closings of a private placement (Series C-1, C-2, and C-3). Each share of Series C Preferred Stock was issued at a purchase price of $1,000 per share and is convertible into shares of common stock based on the respective conversion prices which were determined at the closing of each round of the private placement. The conversion prices for the Series C-1 Preferred Stock, Series C-2 Preferred Stock, and the Series C-3 Preferred Stock are $58.00, $60.70, and $57.50, respectively. Subject to ownership limitations, the owners of the Series C-1 Preferred Stock, the Series C-2 Preferred Stock, and the Series C-3 Preferred Stock are entitled to receive dividends, payable in shares of common stock at a rate of 10%, 15%, 20% and 25%, respectively, of the number of shares of common stock issuable upon conversion of the Series C Preferred Stock, on the 12th, 24th, 36th and 48th month, anniversary of the initial closing of the private placement. The Company paid the 12th, 24th, and 36th month anniversary dividends of 10%, 15%, and 20% common stock dividends on August 19, 2021, 2022, and 2023, respectively.

The Series C Preferred Stock dividends do not require declaration by the board of directors and are accrued annually as of the date the dividend is earned in an amount equal to the fair value of the Company’s common stock on the dates the respective dividends are paid. The fair value of the Series C Preferred Stock dividend paid on August 19, 2022, was determined by multiplying the dividends paid of 43 shares of common stock by the Company’s closing share price on August 19, 2022, of $8.34 per share for a total fair value of $362. Any outstanding shares of Series C Preferred Stock will automatically convert to shares of common stock on August 19, 2024. In addition, as part of the Series C Preferred financing, the Company issued warrants to the placement agent (“Series C Agent Warrants”).

The Series C Preferred Stock shall with respect to distributions of assets and rights upon the occurrence of a liquidation, rank (i) senior to the Company’s common stock and (ii) senior to any other class or series of capital stock of the Company hereafter created which does not expressly rank pari passu with, or senior to, the Series C Preferred Stock. The Series C Preferred Stock is pari passu in liquidation to the Company’s Series A Preferred Stock. The liquidation value of the Series C Preferred Stock at June 30, 2023, is the stated value of $10,366 (June 30, 2022 - $12,275).

The Company’s Series C Preferred Stock outstanding, conversion shares, and future dividends as of June 30, 2023, are as follows:

Series	Number	Conversion Price $	Number of conversion shares (in thousands)	Dividend Shares (in thousands)
Series 1	11,415	58.00	197	153
Series 2	898	60.70	15	10
Series 3	1,895	57.50	33	25

	14,208		245	188

Series C Dividends	Dividend Shares (in thousands)
10% - August 19, 2021 (actual)	34
15% - August 19, 2022 (actual)	43
20% - August 19, 2023 (estimated)	49
25% - August 19, 2024 (estimated)	62

188

Series A Preferred Stock

Effective September 30, 2014, the Company filed a Certificate of Designation of Series A Preferred Stock (the “Series A Certificate of Designation”) with the Secretary of State of Nevada. Pursuant to the Series A Certificate of Designation, the Company designated 279 shares of preferred stock as Series A Preferred Stock. The shares of Series A Preferred Stock have a stated value of $1.00 per share (the “Series A Stated Value”) and are not convertible into common stock. The holder of the Series A Preferred Stock is entitled to dividends at the rate of 3% of the Series A Stated Value per year, payable quarterly in arrears. Upon any liquidation of the Company, the holder of the Series A Preferred Stock will be entitled to be paid, out of any assets of the Company available for distribution to stockholders, the Series A Stated Value of the shares of Series A Preferred Stock held by such holder, plus any accrued but unpaid dividends thereon, prior to any payments being made with respect to the common stock. The Series A Preferred Stock is held by Valent (note 5).

The Series A Preferred Stock shall with respect to distributions of assets and rights upon the occurrence of a liquidation, rank (i) senior to the Company’s common stock, and (ii) senior to any other class or series of capital stock of the Company hereafter created which does not expressly rank pari passu with, or senior to, the Series A Preferred Stock. The Series A Preferred Stock is pari passu in liquidation to the Company’s Series C Preferred

Stock. The liquidation value of the Series A Preferred stock at June 30, 2023, is its stated value of $279 (June 30, 2022 - $279).

There was no change to the Series A Preferred stock for the years ended June 30, 2023, or 2022.

Common stock

Amended articles of incorporation

On June 30, 2023, the Company amended its articles of incorporation to increase the number of authorized shares of common stock from 5,500 to 75,000 shares.

Stock issuances

Year ended June 30, 2023

On August 2, 2022, the Company entered into a stock purchase agreement, dated as of August 2, 2022, (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which Lincoln Park committed to purchase up to a maximum of $20,000 of shares of the Company’s common stock (the “Purchase Shares”). Concurrently with entering into the Purchase Agreement, the Company also entered into a registration rights agreement with Lincoln Park, pursuant to which it agreed to take certain actions relating to the registration of the offer and sale of the Purchase Shares available for issuance under the Purchase Agreement. Upon execution of the Purchase Agreement, the Company issued 33 shares of common stock to Lincoln Park as a commitment fee in connection with entering into the Purchase Agreement.

Pursuant to the Purchase Agreement, the Company has the right, in its sole discretion, to present Lincoln Park with a purchase notice directing Lincoln Park to purchase up to 10 Purchase Shares provided that the closing sale price of the common stock on the purchase date is not below a threshold price set forth in the Purchase Agreement (a “Regular Purchase”). The Company and Lincoln Park may mutually agree to increase the Regular Purchase amount with respect to any Regular Purchase under the Purchase Agreement, provided that Lincoln Park’s maximum committed purchase obligation under any single Regular Purchase shall not exceed $2,000. The purchase price per share for each Regular Purchase is based on prevailing market prices of the common stock immediately preceding the time of sale as computed in accordance with the terms set forth in the Purchase Agreement. There are no upper limits on the price per share that Lincoln Park must pay for the Purchase Shares under the Purchase Agreement.

If the Company directs Lincoln Park to purchase the maximum number of shares of common stock that the Company may sell in a Regular Purchase, then in addition to such Regular Purchase, and subject to certain conditions and limitations in the Purchase Agreement, the Company may direct Lincoln Park to purchase additional shares of common stock in an “accelerated purchase” (each, an “Accelerated Purchase”) and an “additional accelerated purchase” (each, an “Additional Accelerated Purchase”) (including multiple Additional Accelerated Purchases on the same trading day) as provided in the Purchase Agreement. The purchase price per share for each Accelerated Purchase and Additional Accelerated Purchase will be based on market prices of the common stock on the applicable purchase date for such Accelerated Purchases and such Additional Accelerated Purchases.

The aggregate number of shares that the Company can issue or sell to Lincoln Park under the Purchase Agreement may in no case exceed 262 shares of the common stock (which is equal to approximately 19.99% of the shares of the common stock outstanding immediately prior to the execution of the Purchase Agreement) (the “Exchange Cap”), unless (i) stockholder approval is obtained to issue Purchase Shares above the Exchange Cap, in which case the Exchange Cap will no longer apply, or (ii) the average price of all applicable sales of our common stock to Lincoln Park under the Purchase Agreement equals or exceeds $10.12 per share (which represents the lower of (A) the official closing price of the Company’s common stock on Nasdaq on the trading day immediately preceding the date of the Purchase Agreement and (B) the average official closing price of the

Company’s common stock on Nasdaq for the five consecutive trading days ending on the trading day on the date of the Purchase Agreement, adjusted such that the transactions contemplated by the Purchase Agreement are exempt from the Exchange Cap limitation under applicable Nasdaq rules). The Purchase Agreement may be terminated by the Company at any time, at its sole discretion, without any cost or penalty, by giving one business day notice to Lincoln Park to terminate the Purchase Agreement.

During the year ended June 30, 2023, the Company sold 229 shares of common stock for total net proceeds of approximately $1,903 under the Purchase Agreement. As of June 30, 2023, the sales made under the Purchase Agreement are the maximum amounts available due to ownership limitations under Nasdaq rules.

Shares issued for services

During the year ended June 30, 2023, the Company issued 16 shares of common stock for services for a total value of $110.

Year ended June 30, 2022

Registered direct financing - September 28, 2021

On September 28, 2021, the Company closed on the sale of (i) 144 shares of its common stock, par value $0.001 per share, (ii) pre-funded warrants (“PFW”) to purchase an aggregate of 96 shares of common stock and (iii) common warrants to purchase an aggregate of 240 shares of common stock (“2022 Investor Warrants”) in the Company’s registered direct offering (the “September Offering”). Each share of common stock, or PFW as applicable, was sold together with a 2022 Investor Warrant to purchase one share of common stock at a combined effective price of $62.50 per share of common stock and accompanying 2022 Investor Warrant. The 2022 Investor Warrants have been valued at $7,023 and have been treated as equity. They have been valued using a Black-Scholes valuation with a risk-free rate of 0.55%, a contractual term of 3.5 years, a volatility of 116.7%, and a dividend rate of 0%. The estimated volatility of the Company’s common stock is based on the historical volatility of the Company. The risk-free interest rate is based on rates published by the government for bonds with a maturity similar to the contractual life of the instrument at the valuation date. The term is based on the contractual term of the warrant.

The net proceeds from the September Offering were $13,634 after deducting commissions and other offering expenses.

The 2022 Investor Warrants are exercisable at $62.50 per share until their expiry on March 28, 2025, and the PFW are exercisable at $0.05 per share at any time after September 28, 2021. The Company also issued 12 agent warrants that are exercisable at $78.13 per share commencing September 28, 2021, until their expiry on March 28, 2025 (the “2022 Agent Warrants”). The 2022 Agent Warrants have been valued at $333 and have been treated as non-cash issue costs of the common stock, 2022 Investor Warrants, and PFW. The 2022 Agent Warrants have been valued using a Black-Scholes valuation with a risk-free rate of 0.55%, a contractual term of 3.5 years, a volatility of 116.7%, and a dividend rate of 0%. The estimated volatility of the Company’s common stock is based on the historical volatility of the Company. The risk-free interest rate is based on rates published by the government for bonds with a maturity similar to the contractual life of the instrument at the valuation date. The term is based on the contractual term of the warrant.

As of June 30, 2022, all of the 96 PFW have been exercised at $0.05 per PFW for proceeds of $4.8.

Registered direct financing - April 14, 2022

On April 14, 2022, the Company closed on the sale of 324 shares of its common stock, par value $0.001 per share, and common warrants to purchase an aggregate of 324 shares of common stock (“2022 April Investor Warrants”) in the Company’s registered direct offering (the “April Offering”). Each share of common stock was sold together with a 2022 April Investor Warrant to purchase one share of common stock at a combined effective price of $26.50 per share of common stock and accompanying 2022 April Investor Warrant. The 2022 April Investor Warrants have been valued at $3,898 and have been treated as equity. They have been valued using a Black-Scholes valuation with a risk-free rate of 0.54%, a contractual term of 5 years, a volatility of 109.4%, and a dividend rate of 0%. The estimated volatility of the Company’s common stock is based on the historical volatility of the Company. The risk-free interest rate is based on rates published by the government for bonds with a maturity similar to the contractual life of the instrument at the valuation date. The term is based on the contractual term of the warrant.

The net proceeds from the April Offering were approximately $7,900 after deducting commissions and other offering expenses.

The 2022 April Investor Warrants are exercisable at $20.50 per share until their expiry on April 14, 2027. The Company also issued 32 agent warrants that are exercisable at $33.13 per share commencing October 14, 2022, until their expiry on October 14, 2026 (the “2022 April Agent Warrants”). The 2022 April Agent Warrants have been valued at $350 and have been treated as non-cash issue costs of the common stock and the 2022 April Investor Warrants. The 2022 April Agent Warrants have been valued using a Black-Scholes valuation with a risk-free rate of 0.54%, a contractual term of 4.5 years, a volatility of 112.3%, and a dividend rate of 0%. The estimated volatility of the Company’s common stock is based on the historical volatility of the Company. The risk-free interest rate is based on rates published by the government for bonds with a maturity similar to the contractual life of the instrument at the valuation date. The term is based on the contractual term of the warrant.

2017 Omnibus Incentive Plan

As subsequently approved by the Company’s stockholders at an annual meeting of stockholders, on April 11, 2018, the Company’s board of directors approved the adoption of the Company’s 2017 Omnibus Equity Incentive Plan (the “2017 Plan”), as amended. The board of directors also approved a form of Performance Stock Unit Award Agreement to be used in connection with grants of performance stock units (“PSUs”) as well as a Restricted Stock Unit (“RSU”) award under the 2017 Plan. As approved by the Company’s stockholders on June 21, 2022, the number of common shares available under the 2017 Plan as of June 30, 2023, is 440 shares, less the number of shares of common stock issued under the Del Mar (BC) 2013 Amended and Restated Stock Option Plan (the “Legacy Plan”), or that are subject to grants of stock options made, or that may be made, under the Legacy Plan, or that have been previously exercised.

The following table sets forth the aggregate information on all equity compensation plans as of June 30, 2023:

Plan Category (in thousands, except per share amounts)	Number of shares of common stock to be issued upon exercise of outstanding stock options and rights (a)	Weighted- average exercise price of stock options and rights $	Number of shares of common stock remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders - 2017 Plan(1)	275	$34.72	160
Equity compensation plans not approved by security holders - Del Mar (BC) 2013 Amended and Restated Stock Option Plan	1	$2,160.10	—

Totals	276	$51.71	160

(1)	The Del Mar (BC) 2013 Amended and Restated Stock Option Plan refers to the Company’s previous equity compensation plan.

(2)	The balance of 161 shares of common stock available for issuance under the 2017 Plan as of June 30, 2023, is net of stock options previously exercised.

The maximum number of shares of Company common stock with respect to which any one participant may be granted awards during any calendar year is 8% of the Company’s fully diluted shares of common stock on the date of grant (excluding the number of shares of common stock issued under the 2017 Plan and/or the Legacy Plan or subject to outstanding awards granted under the 2017 Plan and/or the Legacy Plan). No award will be granted under the 2017 Plan on, or after, July 7, 2027.

Stock options

During the year ended June 30, 2023, a total of 70 stock options to purchase shares of common stock were granted to directors and officers of the Company. Of the total stock options granted, six have an exercise price of $12.75 per share and vest in 12 equal monthly installments beginning on August 1, 2022, while 64 stock options granted have an exercise price of $8.785 per share and vest as to 25% on August 1, 2023, with the remaining portion vesting in equal monthly installments over a period of 36 months commencing on September 1, 2023. All of the options to purchase shares of common stock granted have a 10-year term and are subject to cancellation upon the grantees’ termination of service for the Company, with certain exceptions.

The following table sets forth changes in stock options outstanding under all plans:

	Number of stock options outstanding (in thousands)	Weighted average exercise price
Balance – June 30, 2021	128	112.84
Granted	79	49.46
Expired	(6)	151.19
Forfeited	(25)	83.76

Balance – June 30, 2022	176	87.05
Granted	78	8.79
Expired	(56)	102.65

Balance – June 30, 2023	198	51.71

The following table summarizes stock options outstanding and exercisable under all plans at June 30, 2023:

Exercise price $	Number Outstanding at June 30, 2023 (in thousands)	Weighted average remaining contractual life (years)	Number exercisable at June 30, 2023 (in thousands)
6.04	9	9.64	—
8.79	64	9.10	—
12.75 to 16.25	6	9.30	6
30.50 to 48.00	83	8.01	40
62.00 to 68.50	14	7.89	13
85	21	7.22	20
1,055.00 to 2,660.00	1	2.48	1

	198		80

Stock options issued during the years ended June 30, 2023, and 2022, have been valued using a Black-Scholes pricing model with the following assumptions:

	June 30, 2023	June 30, 2022
Dividend rate	—%	—%
Volatility	91.4%	91.7%
Risk-free rate	2.67%	1.18%
Term – years	6.1	6.0

The estimated volatility of the Company’s common stock at the date of issuance of the stock options is based on the historical volatility of the Company. The risk-free interest rate is based on rates published by the government for bonds with a maturity similar to the expected remaining life of the stock options at the valuation date. The expected life of the stock options has been estimated using the plain vanilla method.

The Company has recognized the following amounts as stock option expense for the periods noted:

	Years ended June 30,
	2023 $	2022 $
Research and development	451	601
General and administrative	1,039	1,647

	1,490	2,248

All of the stock option expense for the periods ended June 30, 2023, and 2022, has been recognized as additional paid in capital. The aggregate intrinsic value of stock options outstanding at June 30, 2023, was nil (2022 - nil) and the aggregate intrinsic value of stock options exercisable at June 30, 2023, was nil (2022—nil). As of June 30, 2023, there was $812 in unrecognized compensation expense that will be recognized over the next 2.55 years.

The following table sets forth changes in unvested stock options under all plans:

	Number of options (in thousands)	Weighted average exercise price $
Unvested at June 30, 2021	77	80.18
Granted	79	49.46
Vested	(48)	78.23
Forfeited	(24)	83.76

Unvested at June 30, 2022	84	51.23
Granted	78	8.79
Vested	(44)	48.53

Unvested at June 30, 2023	118	24.12

The aggregate intrinsic value of unvested stock options at June 30, 2023 was nil (2022 - nil). The unvested stock options have a remaining weighted average contractual term of 8.83 (2022 – 9.19) years.

Restricted stock units

On August 1, 2022, the Company issued 18 RSUs to its officers. Subject to providing continuous service to the Company, the RSUs vest in four equal annual installments commencing August 1, 2023. The RSUs were valued using the closing price of the Company’s common stock on the date of issuance with the total expense of $155 being recognized over the vesting period of four years.

On June 1, 2023, the Company issued 60 RSU to one of its officers. Subject to providing continuous service to the Company, the RSUs all fully vest on June 1, 2024. The RSUs were valued using the closing price of the Company’s common stock on the date of issuance with the total expense of $186 being recognized over the vesting period of one year. As of June 30, 2023, none of the RSUs had vested.

During the year ended June 30, 2023, the Company recognized a total of $90 (2022—nil) related to RSU.

	Number of RSU (in thousands)	Number of RSU vested (in thousands)
Balance – June 30, 2021 and 2022	—	—
Issuance of RSU	78	—

Balance – June 30, 2023	78	—

Common stock warrants

The following table sets forth changes in outstanding warrants:

	Number of warrants (in thousands)	Weighted average exercise price $
Balance – June 30, 2021	139	167.21
Issuance of 2022 Investor Warrants	240	62.50
Issuance of PFW	96	0.05
Issuance of 2022 Agent Warrants	12	78.13
Issuance of 2022 April Investor Warrants	324	20.50
Issuance of 2022 April Agent Warrants	32	33.13
Exercise of PFW	(96)	0.05
Exercise of 2020 Investor Warrants	(1)	50.00
Expiry of warrants (i)	(26)	427.51

Balance – June 30, 2022	720	49.36
Expiry of 2018 Investor and Agent warrants	(7)	625.68

Balance – June 30, 2023	713	43.55

i)

Expired warrants include: 21 Adgero replacement warrants with an exercise price of $159.00, four 2017 Investor Warrants with an exercise price of $1,750.00, and one 2017 Agent Warrant with an exercise price of $2,030.00.

The following table summarizes the Company’s outstanding warrants as of June 30, 2023:

Description of warrants	Number (in thousands)	Exercise price $	Expiry date
2022 April Investor warrants	325	20.50	April 14, 2027
2022 Investor warrants	240	62.50	March 28, 2025
2020 Investor warrants	65	50.00	August 16, 2024
2019 Investor warrants	15	155.00	June 5, 2024
NBTS Warrants	3	54.50	June 19, 2025
Warrants issued for services	20	32.00 to 450.00	September 22, 2023 to February 25, 2024
2022 April Agent warrants	32	33.12	October 14, 2026
2022 Agent warrants	12	78.12	March 28, 2025
2019 Agent warrants	1	193.75	June 3, 2024

	713

Series C preferred stock warrants

In connection with the Series C Preferred Stock private placement, the Company issued 2,504 Series C Agent Warrants. The Series C Agent Warrants have an exercise price of $1,000 per share, provide for a cashless exercise feature, and are exercisable for a period of four years from August 19, 2020. The Series C Preferred Stock issuable upon exercise of the Series C Agent Warrants is convertible into shares of common stock in the same manner as each respective underlying series of outstanding Series C Preferred Stock and will be entitled to the same dividend rights as each respective series.

The following table sets forth changes in outstanding Series C Agent Warrants:

	Balance, June 30, 2022	Number of Warrants Issued	Number of Warrants Exercised	Balance, June 30, 2023	Exercise price $
Issuance of Preferred Series C-1 Agent Warrants	1,929	—	—	1,929	58.00
Issuance of Preferred Series C-2 Agent Warrants	219	—	—	219	60.70
Issuance of Preferred Series C-3 Agent Warrants	296	—	—	296	57.50

	2,444	—	—	2,444

The following table summarizes the Company’s outstanding Series C Agent Warrants as of June 30, 2022:

Series C Agent Warrants	Number	Conversion price $	Number of conversion shares (in thousands)	Cumulative common stock dividends (in thousands)
Series 1	1,929	58.00	33	23
Series 2	219	60.70	4	3
Series 3	296	57.50	5	4

	2,444		42	30

8.	Income taxes

For the years ended June 30, 2023, and 2022, the Company did not record a provision for income taxes due to a full valuation allowance against the deferred tax assets.

Significant components of the Company’s deferred tax assets and deferred tax liabilities are shown below:

	June 30, 2023 $	June 30, 2022 $
Deferred tax assets:
Non-capital losses carried forward	29,204	25,541
Stock-based compensation	982	635
Capital losses carried forward	18	18
Financing costs	326	326
Bonus - compensation	37	85
Scientific research and development	895	803
Scientific research and development – Investment Tax Credits (“ITC”)	769	690
Capitalized research and development expenses	265	—

	32,496	28,098
Deferred tax liabilities:
Scientific research and development – ITC	(127)	(114)

	32,369	27,984
Valuation allowance	(32,369)	(27,984)

Net future tax assets	—	—

The income tax benefit of these tax attributes has not been recorded in these consolidated financial statements because of the uncertainty of their recovery. The Company’s effective income tax rate differs from the statutory income tax rate of 21% (2022 – 21%).

The differences arise from the following items:

	June 30, 2023 $	June 30, 2022 $
Tax recovery at statutory income tax rates	(3,076)	(4,743)
Permanent differences	(1,095)	802
Effect of rate differentials between jurisdictions	(127)	(345)
Effect of foreign exchange rates	66	445
Scientific research and development – ITC	(61)	(44)
Adjustment to prior year’s provision versus statutory tax returns	(106)	(2,332)
Other	13	196
Change in valuation allowance	4,386	6,021

	—	—

The Company has no current income tax expense for the year ended June 30, 2023, as there was a taxable loss for this period. The components of the Company’s loss before income taxes for the year ended June 30, 2023, were allocated as to $6.7 million in the U.S. and $7.9 million in Canada. As of June 30, 2023, the Company had combined U.S. and Canadian net operating loss (“NOL”) carry forwards of $109.3 million (2022 – $96.4 million). The U.S. federal NOL carryforwards consist of $15.8 million generated before July 1, 2018, which begin expiring in 2026, and $34.1 million that can be carried forward indefinitely, but are subject to the 80% taxable income limitation. The Canadian NOL carryforwards of $59.4 million begin expiring in 2030. In addition, the Company has non-refundable Canadian federal investment tax credits of $470 (2022—$422) that expire between 2031 and 2042 and non-refundable British Columbia investment tax credits of $299 (2022 – $248) that expire between 2023 and 2032. The Company also has Canadian scientific research and development tax incentives of $3.3 million (2022 – $3.0 million) that do not expire.

The Company files U.S. federal, U.S. state, and Canadian income tax returns with varying statues of limitations. The tax years from 2007 to 2022 remain open to examination due to the carryover of unused NOL carryforwards and tax credits. The Company currently is not under examination by any tax authority.

Internal Revenue Code (“IRC”) Section 382 and 383 places a limitation on the amount of taxable income that can be offset by NOL and credit carryforwards after a change in control (generally greater than 50% change in ownership within a three-year period) of a loss corporation. Generally, after a change in control, a loss corporation cannot deduct NOL and credit carryforwards in excess of the IRC Section 382 and 383 limitations. The limitation in the federal and state NOL and research and development credit carryforwards reduce the deferred tax assets, which are further offset by a full valuation allowance. The limitation can result in the expiration of the NOLs and research and development credit carryforwards available. The Company has performed an IRC Section 382 and 383 analysis and determined there was an ownership change in 2013. The Company has not performed any section 382 and 383 analyses since 2013. An assessed change in ownership subsequent to 2013 could limit future use of NOL and research and development credit carryforwards. The acquisition of Adgero Biopharmaceuticals Holdings, Inc. also triggers IRC Section 382 on the pre-acquisition NOLs. An analysis for IRC Section 382 has not been performed at this time on the pre-acquisition NOLs.

The CARES Act, was enacted March 27, 2020. Among the business provision, the CARES Act provided for various payroll tax incentives, changes to net operating loss carryback and carryforward rules, business interest expense limitation increases, and bonus depreciation on qualified improvement property. Additionally, the Consolidated Appropriations Act of 2021 was signed on December 27, 2020, which provided additional COVID-19 relief provisions for businesses. The Company has evaluated the impact of both the Acts and has determined that any impact is not material to its financial statements.

9.	Commitments and contingencies

The Company has the following obligations over the next five fiscal years ending June 30, 2028:

Clinical development

The remaining commitments relating to contracts for drug manufacturing, clinical study management and safety for contracts the Company has entered into for its clinical trials as of June 30, 2023, is $3,200. Pursuant to the commitments for clinical trials, the Company has paid a total of $4,300 in deposits related to study initiation and certain study costs, a portion of which has been expensed (note 3). These deposits are available to be applied against invoices received from the contract research organization but have not been netted against the Company’s commitments for the fiscal year ended June 30, 2023.

Office lease

The Company currently rents its shared head office on a one-year renewable lease at $2.4 per year and rents its administrative offices on a month-to-month basis at a total rate of $1.90 (CA $2.5 per month) per month. During the year ended June 30, 2023, the Company recorded a total of $39 as rent expense (2022—$41.4).

10.	Supplementary statement of cash flows information

	Year ended June 30, 2023	Year ended June 30, 2022
Series C Preferred Stock common stock dividend (note 6)	362	2,462
Non-cash issue costs (note 6)	289	683
Issue costs in accounts payable	—	43
Equipment additions reclassified from prepaid expenses	447	—
Conversion of Series C Preferred Stock to common stock (note 6)	—	2,377
Income taxes paid	—	—
Interest paid	—	—

11.	Financial risk management

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or valuation of its financial instruments.

The Company is exposed to financial risk related to fluctuation of foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the United Sates dollar, primarily general and administrative expenses incurred in Canadian dollars. The Company believes that the results of operations, financial position and cash flows would be affected by a sudden change in foreign exchange rates but would not impair or enhance its ability to pay its Canadian dollar accounts payable. The Company manages foreign exchange risk by converting its US$ to CA$ as needed. The Company maintains the majority of its cash in US$. As of June 30, 2023, net Canadian dollar denominated accounts payable and accrued liabilities exposure in US$ totaled $22.

a)	Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. If foreign exchange rates were to fluctuate within +/-10% of the closing rate at year-end, the maximum exposure is $7.

Balances in foreign currencies at June 30, 2023, and 2022, were as follows:

	June 30, 2023 balances CA$	June 30, 2022 balances CA$
Trade payables	51	74
Cash	13	27
Interest, taxes, and other receivables	8	11

b)	Interest rate risk

The Company is subject to interest rate risk on its cash and cash equivalents and believes that the results of operations, financial position and cash flows would not be significantly affected by a sudden change in market interest rates relative to the investment interest rates due to the short-term nature of the investments. As of June 30, 2023, cash and cash equivalents held by the Company were $1,535. The Company’s cash balance currently earns interest at standard bank rates. If interest rates were to fluctuate within +/-10% of the closing rate at year end the impact of the Company’s interest-bearing accounts will not be significant due to the current low market interest rates.

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet cash flow requirements associated with financial instruments. The Company continues to manage its liquidity risk based on the outflows experienced for the period ended June 30, 2023, and is undertaking efforts to conserve cash resources wherever possible. The maximum exposure of the Company’s liquidity risk is $3,248 as of June 30, 2023.

Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks, financial institutions, and contractors as well as outstanding receivables. The Company limits its exposure to credit risk, with respect to cash and cash equivalents, by placing them with high quality credit financial institutions. The Company’s cash equivalents consist primarily of operating funds with commercial banks. Of the amounts on deposit with financial institutions, the following table summarizes the amounts at risk should the financial institutions with which the deposits are held cease trading:

The maximum exposure of the Company’s credit risk is $12 at June 30, 2023, relating to interest, taxes, and other receivables. The credit risk related to uninsured cash and cash equivalents balances is $957 at June 30, 2023.

Cash and cash equivalents $	Insured amount $	Non- insured amount $
1,535	578	957

Concentration of credit risk

Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents.

The Company places its cash and cash equivalents in accredited financial institutions and therefore the Company’s management believes these funds are subject to minimal credit risk. The Company has no significant off-balance sheet concentrations of credit risk such as foreign currency exchange contracts, option contracts or other hedging arrangements.

12.	Subsequent events

The Company has evaluated its subsequent events from June 30, 2023, through the date these consolidated financial statements were issued and has determined that there are no subsequent events requiring disclosure in these consolidated financial statements other than the items noted below.

Clinical trials grant

Effective July 1, 2023, the Company was awarded a $2,000 Small Business Innovation Research grant from the National Institutes of Health to support the clinical development of REM-001 for the treatment of cutaneous metastatic breast cancer. The grant will be received in tranches of approximately $1,250 for the period July 1, 2023, to June 30, 2024, and approximately $750 for the period July 1, 2024, to June 30, 2025. As a result of receiving the grant, the REM-001, 15-patient clinical trial will be re-started.

Series C Preferred Stock

On August 19, 2023, the Company recorded the common stock dividend on its Series C Preferred Stock as well as the Series C Agent Warrants. The common stock dividend corresponds to the 20% dividend payable on the third anniversary of the initial closing of the Series C Preferred Stock which occurred on August 19, 2020. The 20% stock dividend was payable on August 19, 2023, to the holders of the Series C Preferred Stock and the Series C Agent Warrants on that date. The 20% dividend is not payable on Series C Preferred Stock or Series C Agent Warrants that were converted, or exercised, prior to August 19, 2023. The dividend resulted in 49 shares of common stock being issued to the Series C Preferred Stock holders and 8 shares of common stock being accrued to the Series C Agent Warrants holders. The common stock accrued to the Series C Agent Warrants holders will be released to the Series C Agent Warrant holders upon the exercise of the respective Series C Agent Warrant.

Stock options

Subsequent to June 30, 2023, 89 stock options were granted at $4.655 per share and are exercisable until August 30, 2033. The 26 options granted to non-employee directors vest pro rata monthly over 12 months commencing on September 30, 2023. The remaining 63 options granted to executive officers, employees and consultants vest as to 25% on the first anniversary of grant with the remaining portion vesting pro rata monthly thereafter over 36 months. In addition, on August 15, 2023, one stock option at $2,100 per share expired.

Kintara Therapeutics, Inc.

Condensed Consolidated Interim Balance Sheets

(In thousands, except par value amounts)

		March 31, 2024	June 30, 2023
	Note	$	$
		(unaudited)
Assets
Current assets
Cash and cash equivalents		6,351	1,535
Prepaid expenses, taxes and other receivables		208	660
Clinical trial deposit	3	196	1,075

Total current assets		6,755	3,270
Property and equipment, net	5	691	709

Total assets		7,446	3,979

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,243	2,784
Related party payables	6	98	298

Total current liabilities		1,341	3,082
Milestone payment liability	9	183	166

Total liabilities		1,524	3,248

Stockholders’ equity
Preferred stock
Authorized
5,000 shares, $0.001 par value
Issued and outstanding
279 Series A shares at March 31, 2024 (June 30, 2023 – 279)	7	279	279
14 Series C shares at March 31, 2024 (June 30, 2023 – 14)	7	9,973	10,366
Common stock
Authorized
75,000 shares at March 31, 2024 (June 30, 2023 - 75,000), $0.001 par value
Issued and outstanding
55,305 issued at March 31, 2024 (June 30, 2023 – 1,692)	7	55	2
Additional paid-in capital	7	153,144	141,438
Accumulated deficit		(157,550)	(151,375)
Accumulated other comprehensive income		21	21

Total stockholders’ equity		5,922	731

Total liabilities and stockholders’ equity		7,446	3,979

Nature of operations, corporate history, going concern and management plans (note 1)
Subsequent events (note 10)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Kintara Therapeutics, Inc.

Condensed Consolidated Interim Statements of Operations

(Unaudited)

(In thousands, except per share amounts)

		Three months ended March 31,		Nine months ended March 31,
	Note	2024	2023	2024	2023
Expenses
Research and development		$592	$2,005	$2,562	$7,235
General and administrative		1,493	1,297	3,504	4,212

		(2,085)	(3,302)	(6,066)	(11,447)

Other income (loss)
Foreign exchange		—	(1)	(8)	10
Interest, net		74	39	78	123

		74	38	70	133

Net loss for the period		(2,011)	(3,264)	(5,996)	(11,314)

Computation of basic loss per share
Net loss for the period		(2,011)	(3,264)	(5,996)	(11,314)
Series A Preferred cash dividend	7	(2)	(2)	(6)	(6)
Series C Preferred stock dividend	7	—	—	(173)	(362)

Net loss for the period attributable to common stockholders		$(2,013)	$(3,266)	$(6,175)	$(11,682)

Basic and fully diluted loss per share		$(0.05)	$(1.94)	$(0.37)	$(7.32)

Basic and fully diluted weighted average number of shares		44,562	1,681	16,772	1,596

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Kintara Therapeutics, Inc.

Condensed Consolidated Interim Statements of Stockholders’ Equity (Deficiency)

(Unaudited)

For the nine months ended March 31, 2024

(In thousands)

	Number of shares	Common stock $	Additional paid-in capital $	Accumulated other comprehensive income $	Preferred stock $	Accumulated deficit $	Total stockholders’ equity (deficiency) $
Balance—June 30, 2023	1,692	2	141,438	21	10,645	(151,375)	731
Issuance of shares on vesting of restricted stock units	4	—	—	—	—	—	—
Conversion of Series C Preferred stock to common stock	1	—	37	—	(37)	—	—
Stock option expense	—	—	160	—	—	—	160
Restricted stock unit expense	—	—	47	—	—	—	47
Series A Preferred cash dividend	—	—	—	—	—	(2)	(2)
Series C Preferred stock dividend	49	—	173	—	—	(173)	—
Loss for the period	—	—	—	—	—	(2,962)	(2,962)

Balance—September 30, 2023	1,746	2	141,855	21	10,608	(154,512)	(2,026)

Issuance of shares pursuant to equity line—net of issue costs	400	—	105	—	—	—	105
Issuance of shares pursuant to ATM—net of issue costs	8,013	8	2,571	—	—	—	2,579
Conversion of Series C Preferred stock to common stock	8	—	356	—	(356)	—	—
Stock option expense	—	—	165	—	—	—	165
Restricted stock unit expense	—	—	38	—	—	—	38
Series A Preferred cash dividend	—	—	—	—	—	(2)	(2)
Loss for the period	—	—	—	—	—	(1,023)	(1,023)

Balance—December 31, 2023	10,167	10	145,090	21	10,252	(155,537)	(164)

Issuance of shares pursuant to ATM—net of issue costs	45,138	45	7,847	—	—	—	7,892
Stock option expense	—	—	156	—	—	—	156
Restricted stock unit expense	—	—	51	—	—	—	51
Series A Preferred cash dividend	—	—	—	—	—	(2)	(2)
Loss for the period	—	—	—	—	—	(2,011)	(2,011)

Balance—March 31, 2024	55,305	55	153,144	21	10,252	(157,550)	5,922

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Kintara Therapeutics, Inc.

Condensed Consolidated Interim Statements of Stockholders’ Equity

(Unaudited)

For the nine months ended March 31, 2023

(In thousands)

	Number of shares	Common stock $	Additional paid-in capital $	Accumulated other comprehensive income $	Preferred stock $	Accumulated deficit $	Total stockholders’ equity $
Balance—June 30, 2022	1,311	1	135,575	21	12,554	(136,356)	11,795
Issuance of shares—net of issue costs	262	1	1,902	—	—	—	1,903
Stock option expense	—	—	518	—	—	—	518
Series A Preferred cash dividend	—	—	—	—	—	(2)	(2)
Series C Preferred stock dividend	43	—	362	—	—	(362)	—
Loss for the period	—	—	—	—	—	(4,596)	(4,596)

Balance—September 30, 2022	1,616	2	138,357	21	12,554	(141,316)	9,618

Conversion of Series C Preferred stock to common stock	42	—	1,778	—	(1,778)	—	—
Additional shares issued on reverse stock split	15	—	—	—	—	—	—
Stock option expense	—	—	436	—	—	—	436
Series A Preferred cash dividend	—	—	—	—	—	(2)	(2)
Loss for the period	—	—	—	—	—	(3,454)	(3,454)

Balance—December 31, 2022	1,673	2	140,571	21	10,776	(144,772)	6,598

Conversion of Series C Preferred stock to common stock	3	—	131	—	(131)	—	—
Issuance of shares for services	16	—	110	—	—	—	110
Stock option expense	—	—	290	—	—	—	290
Restricted stock unit expense	—	—	54	—	—	—	54
Series A Preferred cash dividend	—	—	—	—	—	(2)	(2)
Loss for the period	—	—	—	—	—	(3,264)	(3,264)

Balance—March 31, 2023	1,692	2	141,156	21	10,645	(148,038)	3,786

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Kintara Therapeutics, Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

(In thousands)

		Nine months ended March 31,
		2024	2023
	Note	$	$
Cash flows from operating activities
Loss for the period		(5,996)	(11,314)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of clinical trial deposit	3	—	2,150
Depreciation of property and equipment	5	38	45
Change in fair value of milestone liability		17	1
Stock option expense	7	481	1,244
Restricted stock unit expense	7	136	164
Changes in operating assets and liabilities
Prepaid expenses, taxes and other receivables		452	210
Clinical trial deposit		879	(1,700)
Accounts payable and accrued liabilities		(1,541)	(616)
Related party payables		(200)	(541)

Net cash used in operating activities		(5,734)	(10,357)

Cash flows from investing activities
Purchase of equipment	5	(20)	(232)

Net cash used in investing activities		(20)	(232)

Cash flows from financing activities
Net proceeds from the issuance of shares - equity line	7	105	1,860
Net proceeds from the issuance of shares - ATM	7	10,471	—
Series A Preferred cash dividend	6	(6)	(6)

Net cash provided by financing activities		10,570	1,854

Decrease in cash and cash equivalents		4,816	(8,735)
Cash and cash equivalents – beginning of period		1,535	11,780

Cash and cash equivalents – end of period		6,351	3,045

Supplementary information (note 8)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Kintara Therapeutics, Inc.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2024

(expressed in US dollars and in thousands, except par value and per share amounts, unless otherwise noted)

1 Nature of operations, corporate history, and going concern and management plans

Nature of operations

Kintara Therapeutics, Inc. (the “Company”) is a clinical-stage drug development company with a focus on the development of novel cancer therapies for patients with unmet medical needs. The Company is developing one late-stage therapeutic—REM-001 for cutaneous metastatic breast cancer (“CMBC”). In order to accelerate the Company’s development timelines, it leverages existing preclinical and clinical data from a wide range of sources. The Company may seek marketing partnerships in order to potentially offset clinical costs and to generate future royalty revenue from approved indications of its current and future product candidates.

Corporate history

The Company is a Nevada corporation formed on June 24, 2009, under the name Berry Only, Inc. On January 25, 2013, the Company entered into and closed an exchange agreement (the “Exchange Agreement”), with Del Mar Pharmaceuticals (BC) Ltd. (“Del Mar (BC)”), 0959454 B.C. Ltd. (“Callco”), and 0959456 B.C. Ltd. (“Exchangeco”) and the security holders of Del Mar (BC). Upon completion of the Exchange Agreement, Del Mar (BC) became a wholly-owned subsidiary of the Company (the “Reverse Acquisition”).

On August 19, 2020, the Company completed its merger with Adgero Biopharmaceuticals Holdings, Inc., a Delaware corporation (“Adgero”) in which Adgero continued its existence under Delaware law and became a direct, wholly-owned subsidiary of the Company. Following the completion of the merger, the Company changed its name from DelMar Pharmaceuticals, Inc. to Kintara Therapeutics, Inc. and began trading on The Nasdaq Capital Market LLC (“Nasdaq”) under the symbol “KTRA”.

Kintara Therapeutics, Inc. is the parent company of Del Mar (BC), a British Columbia, Canada corporation and Adgero which are clinical-stage companies with a focus on the development of drugs for the treatment of cancer. The Company is also the parent company to Callco and Exchangeco which are British Columbia, Canada corporations. Callco and Exchangeco were formed to facilitate the Reverse Acquisition. In connection with the Adgero merger, the Company also became the parent company of Adgero Biopharmaceuticals, Inc. (“Adgero Bio”), formerly a wholly-owned subsidiary of Adgero.

References to the Company refer to the Company and its wholly-owned subsidiaries.

Going concern and management plans

These condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will continue its operations for the foreseeable future and contemplates the realization of assets and the settlement of liabilities in the normal course of business.

For the nine months ended March 31, 2024, the Company reported a loss of $5,996 and a negative cash flow from operations of $5,734. The Company had an accumulated deficit of $157,550 and had cash and cash equivalents of $6,351 as of March 31, 2024. The Company is in the clinical stage and has not generated any revenues to date. The Company does not have the prospect of achieving revenues until such time that its product candidate is commercialized, or partnered, which may not ever occur. On August 2, 2022, the Company entered into a stock purchase agreement under which the Company has issued 662 shares of common stock for $2,008 in net proceeds as of March 31, 2024. In addition, on June 28, 2023, the Company announced that it had been awarded approximately $2,000 in grant funding to be received over a two-year period for its REM-001 project. During the nine months ended March 31, 2024, the Company issued an additional 53,151 shares of common stock for net proceeds of $10,471 from its at-the-market (“ATM”) facility, and announced that it is suspending the development of VAL-083. Even with the proceeds from the grant funding, the stock purchase financing, and the ATM sales, the Company will require additional funding to maintain its clinical trials, research and development projects, and for general operations.

These circumstances indicate substantial doubt exists about the Company’s ability to continue as a going concern within one year from the date of filing of these condensed consolidated interim financial statements.

On April 2, 2024, the Company entered into a merger agreement with TuHURA Biosciences, Inc. (Note 10).

Consequently, management is pursuing various financing alternatives to fund the Company’s operations so it can continue as a going concern. Management plans to continue to pursue opportunities to secure the necessary financing through the issue of new equity, including debt, entering into strategic partnership arrangements, and/or pursuing additional strategic transactions in the event the Company does not receive stockholder approval for the proposed merger transaction or the merger is not otherwise consummated. However, the Company’s ability to raise additional capital could be affected by various risks and uncertainties including, but not limited to, global unrest. The Company may not be able to raise sufficient additional capital and may need to tailor its drug candidate development programs based on the amount of funding the Company is able to raise in the future. Nevertheless, there is no assurance that these initiatives will be successful.

These condensed consolidated interim financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2 Significant accounting policies

Reverse stock split

On November 10, 2022, the Company filed a Certificate of Change to the Company’s Articles of Incorporation, as amended, in order to effectuate a 1:50 reverse stock split (the “Reverse Stock Split”) of its issued and outstanding common stock as well as its authorized shares of common stock. As a result of the Reverse Stock Split, every 50 shares of issued and outstanding common stock were converted into one share of common stock with a proportionate reduction in the Company’s authorized shares of common stock. Any fractional shares of common stock resulting from the Reverse Stock Split were rounded up to the nearest whole post-Reverse Stock Split share. The Reverse Stock Split did not change the par value of the Company’s common stock. All outstanding securities entitling their holders to acquire shares of common stock were adjusted as a result of the Reverse Stock Split. All common share and per share data are retrospectively restated to give effect to the Reverse Stock Split for all periods presented herein.

Basis of presentation

The condensed consolidated interim financial statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and are presented in United States dollars. The functional currency of the Company and each of its subsidiaries is the United States dollar.

The accompanying condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, Adgero, Adgero Bio, Del Mar (BC), Callco, and Exchangeco. All intercompany balances and transactions have been eliminated in consolidation.

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below and have been consistently applied to all periods presented.

Unaudited interim financial data

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all of the information and the notes required by U.S. GAAP for complete financial statements. These unaudited condensed consolidated interim financial statements should be read in conjunction with the June 30, 2023, audited consolidated financial statements of the Company included in this document. In the opinion of management, the unaudited condensed consolidated interim financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation. The results for nine months ended March 31, 2024, are not necessarily indicative of the results to be expected for the fiscal year ending June 30, 2024, or for any other future annual or interim period.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, expenses, contingent assets, and contingent liabilities as at the end of, or during, the reporting period. Actual results could significantly differ from those estimates. Significant areas requiring management to make estimates include the valuation of equity instruments issued for services, milestone payment liability, and clinical trial accruals. Further details of the nature of these assumptions and conditions may be found in the relevant notes to these condensed consolidated interim financial statements.

Loss per share

Income or loss per share is calculated based on the weighted average number of common shares outstanding. For the nine-month periods ended March 31, 2024, and 2023, diluted loss per share does not differ from basic loss per share since the effect of the Company’s warrants, stock options, restricted stock units, and convertible preferred shares is anti-dilutive. As of March 31, 2024, potential common shares of 693 (2023 – 713) related to outstanding common share warrants, 42 (2023 – 42) related to outstanding Series C preferred stock warrants, 222 (2023 – 198) related to stock options, 66 (2023 - 18) related to restricted stock units, and 235 (2023 – 245) relating to outstanding Series C convertible preferred shares were excluded from the calculation of net loss per common share.

Government assistance

Government grants, including grants from similar bodies, are recognized when there is reasonable assurance that the Company has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received. Grants that compensate the Company for expenses incurred are recognized in income or loss in reduction thereof in the same period in which the expenses are recognized. The Company uses a net presentation basis whereby the grant offsets the research and development expenses as it is being recovered under the grant program.

Recently issued accounting standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed consolidated interim financial statements.

3 Clinical trial deposit

In October 2020, the Company announced that it had entered into a final agreement with a contract research organization (“CRO”) for the management of the Company’s registrational study of VAL-083 for glioblastoma.

Under the agreement, the Company supplied the drug for the study and the CRO managed all operational aspects of the study including site activation and patient enrollment. The Company was required to make certain payments under the agreement related to patient enrollment milestones. For the three and nine months ended March 31, 2024, the Company has recognized a recovery of $512 (2023 - $1,075 expense) and an expense of $563 (2023 - $3,990), respectively, for this study in relation to clinical site initiation and patient enrollment.

On October 31, 2023, the Company announced that preliminary topline results from this registrational study for VAL-083 did not perform better than the current standards of care in glioblastoma. As a result, the Company announced that it has terminated the development of VAL-083. In the nine months ended March 31, 2024, the remaining deposit of $1,075 was offset against amounts owing to the CRO and the agreement with the CRO was terminated with an additional final cost of $1,000, which was paid in the nine months ended March 31, 2024.

In the nine months ended March 31, 2024, the Company recorded $196 as a deposit with a CRO for the management of the Company’s 15-patient study of REM-001 for cutaneous metastatic breast cancer (“CMBC”).

4 Clinical trials grant

Effective July 1, 2023, the Company was awarded a $2,000 Small Business Innovation Research grant from the National Institutes of Health (“NIH”) to support the clinical development of REM-001 for the treatment of cutaneous metastatic breast cancer. The grant will be received in two tranches: approximately $1,250 for the period July 1, 2023, to June 30, 2024, and approximately $750 for the period July 1, 2024, to June 30, 2025. As a result of receiving the grant, the REM-001, 15-patient clinical trial will be re-started. The grant is expended to the Company as a reimbursement of expenditures incurred. During the three and nine months ended March 31, 2024, the Company received $194 (2023 - nil) and $404 (2023 - nil), respectively, for grants received against research and development expenditures in the period.

The grant is subject to various performance conditions and funding risk where the financial conditions of the NIH may change from time to time. The Company recognizes the grant only to the extent there is reasonable assurance the grant will be funded to the Company.

5 Property and equipment, net

$ (thousands)
Balance, June 30, 2023	709
Additions	20
Depreciation	(38)

Balance, March 31, 2024	691

At March 31, 2024, the total capitalized cost of property and equipment was $879 (June 30, 2023 - $859), of which $599 is not in use. The Company has recognized $38 (2023 - $45) in depreciation expense in the nine months ended March 31, 2024, on equipment in use.

6 Related party transactions

Valent Technologies, LLC Agreements

On November 20, 2023, Dr. Brown was terminated from his position as the Company’s Chief Scientific Officer as a result of cost-cutting measures adopted by the Company; he remains a consultant to the Company. Dr. Brown is a principal of Valent Technologies, LLC (“Valent”) and as a result Valent is a related party to the Company.

On September 12, 2010, the Company entered into a Patent Assignment Agreement (the “Valent Assignment Agreement”) with Valent pursuant to which Valent transferred to the Company all its right, title and interest in, and to, the patents for VAL-083 owned by Valent. The Company now owns all rights and title to VAL-083 and is responsible for further development and commercialization. In accordance with the terms of the Valent Assignment Agreement, Valent is entitled to receive a future royalty on all revenues derived from the development and commercialization of VAL-083. In the event that the Company terminates the agreement, the Company may be entitled to receive royalties from Valent’s subsequent development of VAL-083 depending on the development milestones the Company has achieved prior to the termination of the Valent Assignment Agreement.

On September 30, 2014, the Company entered into an exchange agreement (the “Valent Exchange Agreement”) with Valent and Del Mar (BC). Pursuant to the Valent Exchange Agreement, Valent exchanged its loan payable in the outstanding amount of $279 (including aggregate accrued interest to September 30, 2014, of $29), issued to Valent by Del Mar (BC), for 279 shares of the Company’s Series A Preferred Stock. The Series A Preferred Stock has a stated value of $1.00 per share (the “Series A Stated Value”) and is not convertible into common stock. The holder of the Series A Preferred Stock is entitled to dividends at the rate of 3% of the Series A Stated Value per year, payable quarterly in arrears. For the three and nine months ended March 31, 2024, the Company recorded $2 (2023 - $2) and $6 (2023 - $6), respectively, related to the dividends paid to Valent. The dividends have been recorded as a direct increase in accumulated deficit.

On February 13, 2024, the Company sent an Opt-Out Notice to Valent under the Valent Assignment Agreement whereby the Company assigned all rights, title and interest in and to the patents for VAL-083 to Valent. As a result, the Company granted Valent a non-exclusive, fully-paid, royalty-free, perpetual, worldwide and non-transferable license, subject to limited exceptions. The Company is entitled to receive royalties from Valent’s subsequent commercialization of VAL-083 equal to 5% of Valent Net Sales (as defined in the Valent Assignment Agreement).

Related party payables

As of March 31, 2024, there is an aggregate amount of $98 (June 30, 2023 - $298) payable to the Company’s officers and directors for fees, expenses, and accrued bonuses and other liabilities.

7 Stockholders’ equity

Preferred stock

Series C Preferred Stock

	Series C Preferred Stock
	Number of shares	$ (in thousands)
Balance – June 30, 2023	14,208	10,366
Conversion of Series C Preferred stock to common stock	(540)	(393)

Balance – March 31, 2024	13,668	9,973

In August 2020, the Company issued 25,028 shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”) in three separate closings of a private placement (Series C-1, C-2, and C-3). Each share of Series C Preferred Stock was issued at a purchase price of $1,000 per share and is convertible into shares of common stock based on the respective conversion prices which were determined at the closing of each round of the private placement. The conversion prices for the Series C-1 Preferred Stock, Series C-2 Preferred Stock, and

the Series C-3 Preferred Stock are $58.00, $60.70, and $57.50, respectively. Subject to ownership limitations, the owners of the Series C-1 Preferred Stock, the Series C-2 Preferred Stock, and the Series C-3 Preferred Stock are entitled to receive dividends, payable in shares of common stock at a rate of 10%, 15%, 20% and 25%, respectively, of the number of shares of common stock issuable upon conversion of the Series C Preferred Stock, on the 12th, 24th, 36th and 48th month, anniversary of the initial closing of the private placement. The Company paid the 12th, 24th, and 36th month anniversary dividends of 10%, 15%, and 20% common stock dividends on August 19, 2021, 2022, and 2023, respectively.

The Series C Preferred Stock dividends do not require declaration by the board of directors and are accrued annually as of the date the dividend is earned in an amount equal to the fair value of the Company’s common stock on the dates the respective dividends are paid. The fair value of the Series C Preferred Stock dividend paid on August 19, 2023, was determined by multiplying the dividends paid of 49 shares of common stock by the Company’s closing share price on August 18, 2023, of $3.53 per share for a total fair value of $173. Any outstanding shares of Series C Preferred Stock will automatically convert to shares of common stock on August 19, 2024. In addition, as part of the Series C Preferred financing, the Company issued warrants to the placement agent (“Series C Agent Warrants”).

The Series C Preferred Stock shall with respect to distributions of assets and rights upon the occurrence of a liquidation, rank (i) senior to the Company’s common stock and (ii) senior to any other class or series of capital stock of the Company hereafter created which does not expressly rank pari passu with, or senior to, the Series C Preferred Stock. The Series C Preferred Stock is pari passu in liquidation to the Company’s Series A Preferred Stock. The liquidation value of the Series C Preferred Stock at March 31, 2024, is the stated value of $9,973 (June 30, 2023 - $10,366).

The Company’s Series C Preferred Stock outstanding, conversion shares, and aggregate dividends as of March 31, 2024, are as follows:

Series	Number	Conversion price $	Number of conversion shares (in thousands)	Dividend Shares (in thousands)
Series 1	10,925	58.00	188	151
Series 2	898	60.70	15	10
Series 3	1,845	57.50	32	24

	13,668		235	185

Series C Dividends	Dividend Shares (in thousands)
10% - August 19, 2021 (actual)	34
15% - August 19, 2022 (actual)	43
20% - August 19, 2023 (actual)	49
25% - August 19, 2024 (estimated)	59

185

Series A Preferred Stock

Effective September 30, 2014, the Company filed a Certificate of Designation of Series A Preferred Stock (the “Series A Certificate of Designation”) with the Secretary of State of Nevada. Pursuant to the Series A Certificate of Designation, the Company designated 279 shares of preferred stock as Series A Preferred Stock. The shares of Series A Preferred Stock have a stated value of $1.00 per share (the “Series A Stated Value”) and are not convertible into common stock. The holder of the Series A Preferred Stock is entitled to dividends at the rate of 3% of the Series A Stated Value per year, payable quarterly in arrears. Upon any liquidation of the Company, the holder of the Series A Preferred Stock will be entitled to be paid, out of any assets of the Company available for distribution to stockholders, the Series A Stated Value of the shares of Series A Preferred Stock held by such holder, plus any accrued but unpaid dividends thereon, prior to any payments being made with respect to the common stock. The Series A Preferred Stock is held by Valent (note 6).

The Series A Preferred Stock shall with respect to distributions of assets and rights upon the occurrence of a liquidation, rank (i) senior to the Company’s common stock, and (ii) senior to any other class or series of capital stock of the Company hereafter created which does not expressly rank pari passu with, or senior to, the Series A Preferred Stock. The Series A Preferred Stock is pari passu in liquidation to the Company’s Series C Preferred Stock. The liquidation value of the Series A Preferred stock at March 31, 2024, is its stated value of $279 (June 30, 2023 - $279).

There was no change to the Series A Preferred stock for the nine months ended March 31, 2024, or 2023.

Common stock

Common stock issuances during the nine months ended March 31, 2024

On September 19, 2023, the Company entered into a Sales Agreement, (the “Sales Agreement”) with A.G.P./Alliance Global Partners (the “Agent”) pursuant to which the Company may offer and sell, from time to time, through the Agent, as sales agent and/or principal, shares of common stock having an aggregate offering price of up to $2,850 (the “ATM Facility”), subsequently increased to $10,900 on December 18, 2023. From October 31, 2023, until March 31, 2024, the Company raised $10,471 in net proceeds, after deducting share issuance costs of $435, from the sale of 53,151 shares of its common stock at a weighted average price of $0.21 per share under the ATM Facility. On February 22, 2024, the Company determined that it had concluded utilization of the ATM Facility.

Sales of the shares of common stock made under the ATM Facility may be made in negotiated transactions, or by any method permitted by law that is deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on The Nasdaq Capital Market or sales made to or through a market maker other than on an exchange. Pursuant to the Sales Agreement, the Company has the right, in its sole discretion, to present the Agent with a placement notice directing the Agent to purchase a number of shares of common stock under the ATM Facility, subject to the terms and conditions of the Sales Agreement. The purchase price per share under the ATM Facility will be based on market prices of the common stock on the applicable purchase date for such purchases. The Agent is entitled to a commission rate of 3.0% of the gross sales price per share sold under the Sales Agreement.

During the nine months ended March 31, 2024, the Company sold 400 shares of common stock at a weighted average price of $0.23 per share for total net proceeds of approximately $105 under the Purchase Agreement with Lincoln Park (as defined below).

During the nine months ended March 31, 2024, the Company issued 4 shares of common stock on vesting of restricted stock units during the period. On February 22, 2024, the Company determined that it had concluded utilization of the equity facility pursuant to the terms of the Purchase Agreement with Lincoln Park.

Common stock issuances during the nine months ended March 31, 2023

On August 2, 2022, the Company entered into a stock purchase agreement, dated as of August 2, 2022, (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which Lincoln Park committed to purchase up to a maximum of $20,000 of shares of the Company’s common stock (the “Purchase Shares”). Concurrently with entering into the Purchase Agreement, the Company also entered into a registration rights agreement with Lincoln Park, pursuant to which it agreed to take certain actions relating to the registration of the offer and sale of the Purchase Shares available for issuance under the Purchase Agreement. Upon execution of the Purchase Agreement, the Company issued 33 shares of common stock to Lincoln Park as a commitment fee in connection with entering into the Purchase Agreement.

Pursuant to the Purchase Agreement, the Company has the right, in its sole discretion, to present Lincoln Park with a purchase notice directing Lincoln Park to purchase up to 10 Purchase Shares provided that the closing sale price of the common stock on the purchase date is not below a threshold price set forth in the Purchase Agreement (a “Regular Purchase”). The Company and Lincoln Park may mutually agree to increase the Regular Purchase amount with respect to any Regular Purchase under the Purchase Agreement, provided that Lincoln Park’s maximum committed purchase obligation under any single Regular Purchase shall not exceed $2,000. The purchase price per share for each Regular Purchase is based on prevailing market prices of the common stock immediately preceding the time of sale as computed in accordance with the terms set forth in the Purchase Agreement. There are no upper limits on the price per share that Lincoln Park must pay for the Purchase Shares under the Purchase Agreement.

If the Company directs Lincoln Park to purchase the maximum number of shares of common stock that the Company may sell in a Regular Purchase, then in addition to such Regular Purchase, and subject to certain conditions and limitations in the Purchase Agreement, the Company may direct Lincoln Park to purchase additional shares of common stock in an “accelerated purchase” (each, an “Accelerated Purchase”) and an “additional accelerated purchase” (each, an “Additional Accelerated Purchase”) (including multiple Additional Accelerated Purchases on the same trading day) as provided in the Purchase Agreement. The purchase price per share for each Accelerated Purchase and Additional Accelerated Purchase will be based on market prices of the common stock on the applicable purchase date for such Accelerated Purchases and such Additional Accelerated Purchases.

During the nine months ended March 31, 2024, the Company received stockholder approval to issue 20% or more of its outstanding shares as of the date the Company entered into the Purchase Agreement with Lincoln Park. The Purchase Agreement may be terminated by the Company at any time, at its sole discretion, without any cost or penalty, by giving one business day notice to Lincoln Park to terminate the Purchase Agreement.

During the nine months ended March 31, 2023, the Company sold 229 shares of common stock for total net proceeds of approximately $1,860 under this Purchase Agreement.

2017 Omnibus Incentive Plan

As subsequently approved by the Company’s stockholders at an annual meeting of stockholders, on April 11, 2018, the Company’s board of directors approved the adoption of the Company’s 2017 Omnibus Equity Incentive Plan (the “2017 Plan”), as amended. The board of directors also approved a form of Performance Stock Unit Award Agreement to be used in connection with grants of performance stock units (“PSUs”) as well as a Restricted Stock Unit (“RSU”) award under the 2017 Plan. As approved by the Company’s stockholders on June 21, 2022, the number of common shares available under the 2017 Plan as of March 31, 2024, is 440 shares, less the number of shares of common stock issued under the Del Mar (BC) 2013 Amended and Restated Stock Option Plan (the “Legacy Plan”), or that are subject to grants of stock options made, or that may be made, under the Legacy Plan, or that have been previously exercised.

The following table sets forth the aggregate information on all equity compensation plans as of March 31, 2024:

Plan (in thousands, except per share amounts)	Number of shares of common stock to be issued upon exercise of outstanding stock options and rights (a)	Weighted- average exercise price of stock options and rights $	Number of shares of common stock remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2)
Equity compensation plans approved by security holders - 2017 Plan(1)	222	21.40	144
Equity compensation plans not approved by security holders - Del Mar (BC) 2013 Amended and Restated Stock Option Plan	—	2,060.08	—

Totals	222	32.92	144

(1)	The Del Mar (BC) 2013 Amended and Restated Stock Option Plan refers to the Company’s previous equity compensation plan.
(2)	The balance of 144 shares of common stock available for issuance under the 2017 Plan as of March 31, 2024, is net of stock options previously exercised.

The maximum number of shares of Company common stock with respect to which any one participant may be granted awards during any calendar year is 8% of the Company’s fully diluted shares of common stock on the date of grant (excluding the number of shares of common stock issued under the 2017 Plan and/or the Legacy Plan or subject to outstanding awards granted under the 2017 Plan and/or the Legacy Plan). No award will be granted under the 2017 Plan on, or after, July 7, 2027.

Stock options

During the nine months ended March 31, 2024, a total of 89 stock options to purchase shares of common stock at an exercise price of $4.655 per share were granted to directors and officers of the Company. The 26 options granted to non-employee directors vest pro rata monthly over 12 months commencing on March 31, 2024. The remaining 63 options granted to executive officers, employees and consultants vest as to 25% on the first anniversary of grant with the remaining portion vesting pro rata monthly thereafter over 36 months. All of the options to purchase shares of common stock granted have a 10-year term and are subject to cancellation upon the grantees’ termination of service for the Company, with certain exceptions.

The following table sets forth changes in stock options outstanding under all plans:

	Number of stock options outstanding (in thousands)	Weighted average exercise price
Balance – June 30, 2023	198	51.71
Granted	89	4.66
Expired	(34)	107.69
Forfeited	(31)	8.26

Balance – March 31, 2024	222	30.70

The following table summarizes stock options outstanding and exercisable under all plans at March 31, 2024:

Exercise price $	Number Outstanding at March 31, 2024 (in thousands)	Weighted average remaining contractual life (years)	Number exercisable at March 31, 2024 (in thousands)
4.66	79	9.42	15
6.04	9	8.89	2
8.79	34	8.34	14
12.75 to 16.25	6	8.53	6
30.50 to 48.00	73	7.56	44
62.00 to 68.50	13	7.06	13
85.00	7	6.46	7
304.95 to 2,660.00	1	2.11	1

	222		102

Stock options granted during the nine months ended March 31, 2024, have been valued using a Black-Scholes pricing model with the following assumptions:

March 31, 2024
Dividend rate	—%
Estimated volatility	91.40%
Risk-free interest rate	4.24%
Expected term – years	6.08

The estimated volatility of the Company’s common stock at the date of issuance of the stock options is based on the historical volatility of the Company. The risk-free interest rate is based on rates published by the government for bonds with a maturity similar to the expected remaining term of the stock options at the valuation date. The expected term of the stock options has been estimated using the plain vanilla method.

The Company has recognized the following amounts as stock option expense for the periods noted (in thousands):

	Three months ended March 31,		Nine months ended March 31,
	2024 $	2023 $	2024 $	2023 $
Research and development	50	94	143	368
General and administrative	106	196	338	876

	156	290	481	1,244

All of the stock option expense for the periods ended March 31, 2024, and 2023, has been recognized as additional paid in capital. The aggregate intrinsic value of stock options outstanding as well as stock options exercisable was nil as of March 31, 2024, and 2023, respectively. As of March 31, 2024, there was $447 in unrecognized compensation expense that will be recognized over the next 2.2 years.

The following table sets forth changes in unvested stock options under all plans:

	Number of Options (in thousands)	Weighted average exercise price $
Unvested at June 30, 2023	118	24.12
Granted	89	4.66
Vested	(56)	19.31
Forfeited	(31)	8.26

Unvested at March 31, 2024	120	16.07

The aggregate intrinsic value of unvested stock options at March 31, 2024, was nil (2023 - nil). The unvested stock options have a remaining weighted average contractual term of 8.76 years (2023 – 9.03).

Restricted stock units

During the nine months ended March 31, 2024, the Company recognized a total of $136 (2023 - 54) in compensation expense related to RSUs.

Number of RSU (in thousands)
Balance – June 30, 2023	78
Issuance of restricted stock units	—
Vesting of restricted stock units	(4)
Forfeiture of restricted stock units	(8)

Balance – March 31, 2024	66

Common stock warrants

The following table sets forth changes in outstanding common stock warrants:

	Number of Warrants (in thousands)	Weighted average exercise price $
Balance – June 30, 2023	713	43.55
Expiry of warrants issued for services	(20)	57.14

Balance – March 31, 2024	693	43.12

The following table summarizes the Company’s outstanding common stock warrants as of March 31, 2024:

Description of warrants	Number (in thousands)	Exercise price $	Expiry date
2022 April Investor warrants	325	20.50	April 14, 2027
2022 Investor warrants	240	62.50	March 28, 2025
2020 Investor warrants	65	50.00	August 16, 2024
2019 Investor warrants	15	155.00	June 5, 2024
NBTS Warrants	3	54.50	June 19, 2025
2022 April Agent warrants	32	33.12	October 14, 2026
2022 Agent warrants	12	78.12	March 28, 2025
2019 Agent warrants	1	193.75	June 3, 2024

	693

Series C Preferred Stock warrants

In connection with the Series C Preferred Stock private placement, the Company issued 2,504 Series C Agent Warrants. The Series C Agent Warrants have an exercise price of $1,000 per share, provide for a cashless exercise feature, and are exercisable for a period of four years from August 19, 2020. The Series C Preferred Stock issuable upon exercise of the Series C Agent Warrants is convertible into shares of common stock in the same manner as each respective underlying series of outstanding Series C Preferred Stock and will be entitled to the same dividend rights as each respective series.

The following table sets forth changes in outstanding Series C Agent Warrants:

	Balance June 30, 2023	Number of Warrants Issued	Number of Warrants Exercised	Balance, March 31, 2024	Conversion price $
Preferred Series C-1 Agent Warrants	1,929	—	—	1,929	58.00
Preferred Series C-2 Agent Warrants	219	—	—	219	60.70
Preferred Series C-3 Agent Warrants	296	—	—	296	57.50

	2,444	—	—	2,444

The following table summarizes the Company’s outstanding Series C Agent Warrants as of March 31, 2024:

Series C Agent Warrants	Number	Conversion price $	Number of conversion shares (in thousands)	Cumulative common stock dividends (in thousands)
Series 1	1,929	58.00	33	23
Series 2	219	60.70	4	3
Series 3	296	57.50	5	4

	2,444		42	30

8 Supplementary statement of cash flows information

The Company incurred the following non-cash investing and financing transactions (in thousands):

	Nine months ended March 31,
	2024 $	2023 $
Series C Preferred Stock common stock dividend (note 7)	173	362
Non-cash issue costs (note 7)	—	289
Equipment additions reclassified from prepaid expenses	—	447
Income taxes paid	—	—
Interest paid	—	—

9 Financial instruments

The Company’s financial instruments are measured at fair value as determined by using the fair value hierarchy for inputs that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use to value an asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs based on assumptions about the factors market participants would use to value an asset or liability. The three levels of inputs that may be used to measure fair value are as follows:

•	Level one - inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level two - inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals; and

•	Level three - unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. As of March 31, 2024, the Company’s milestone payment liability was measured using level 3 inputs. The milestone payment liability relates to contingent milestone payments for the REM-001 program that was acquired in the Adgero merger (note 1).

	March 31, 2024
Liability	Level 1	Level 2	Level 3
Milestone payment liability	—	—	183

$ (in thousands)
Balance – June 30, 2023	166
Change in fair value estimate	17

Balance – March 31, 2024	183

The Company’s financial instruments consist of cash and cash equivalents, other receivables, accounts payable, and related party payables. The carrying values of cash and cash equivalents, other receivables, accounts payable and related party payables approximate their fair values due to the immediate or short-term maturity of these financial instruments.

10 Subsequent events

The Company has evaluated its subsequent events from March 31, 2024, through the date these condensed consolidated interim financial statements were issued and has determined that there are no subsequent events requiring disclosure in these condensed consolidated interim financial statements other than the items noted below.

Merger with TuHURA Biosciences, Inc.

On April 2, 2024, the Company, Kayak Mergeco, Inc., a wholly-owned subsidiary of Kintara incorporated in the State of Delaware (“Merger Sub”), and TuHURA Biosciences, Inc., a Delaware corporation (“TuHURA”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into TuHURA, with TuHURA surviving the merger and becoming a direct, wholly-owned subsidiary of the Company (the “Merger”). Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each then-outstanding share of TuHURA common stock, par value $0.001 per share (the “TuHURA Common Stock”) (other than any shares held in treasury and Dissenting Shares (as defined in the Merger Agreement)) will be converted into shares of the Company’s common stock equal to the Exchange Ratio, as such term is defined in the Merger Agreement, (ii) each then-outstanding TuHURA stock option will be assumed and converted into an option to purchase shares of the Company’s common stock, subject to certain adjustments as set forth in the Merger Agreement, and (iii) each then-outstanding warrant to purchase shares of TuHURA Common Stock (the “TuHURA Warrants”) will be assumed and converted into and exchangeable for a warrant of like tenor entitling the holder to purchase shares of the Company’s common stock, subject to certain adjustments as set forth in the Merger Agreement. In addition to the foregoing, the Merger Agreement provides that, at the closing of the Merger, the corporate name of the Company will be changed to “TuHURA Biosciences, Inc.” Existing Company stockholders will receive contingent value rights (“CVR”), entitling them to receive shares of the Company’s common stock upon achievement of enrollment of a minimum of 10 patients in the REM-001 clinical trial, with such patients each completing 8 weeks of follow-up on or before December 31, 2025.

Under the terms of the Merger Agreement, on a pro forma basis, post-merger Company stockholders are expected to collectively own approximately 2.85%, or approximately 5.45% including the shares underlying the CVR, of the common stock of the post-merger combined company on a pro forma fully diluted basis. TuHURA stockholders are expected to collectively own approximately 97.15%, or 94.55% assuming the distribution of the CVR shares, of the common stock of the combined company on a pro forma fully diluted basis.

The transaction is expected to close in the third calendar quarter of 2024 and remains subject to stockholder and regulatory approval.

Termination Fees Payable by Kintara

If the Merger Agreement is terminated by either Kintara or TuHURA under certain circumstances, Kintara must pay TuHURA a termination fee of $1,000.

If TuHURA terminates the Merger Agreement under certain circumstances, Kintara must reimburse TuHURA for expenses incurred by TuHURA in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $750.

Compensation Matters

On April 2, 2024, the Board approved a one-time special bonus to Mr. Hoffman in the amount of $327 for his service as the Company’s Chief Executive Officer.

On April 2, 2024, the Board agreed to (i) resume payment of fees earned by non-employee directors for serving on the Board and (ii) pay an aggregate of $93 in accrued fees to such directors.

ANNEX A: MERGER AGREEMENT

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

KINTARA THERAPEUTICS, INC.,

KAYAK MERGECO, INC.

and

TUHURA BIOSCIENCES, INC.

Dated as of April 2, 2024

EXHIBITS

Exhibit A-1 Form of Parent Support Agreement

Exhibit A-2 Form of Company Support Agreement

Exhibit B Form of Lock-Up Agreement

Exhibit C Illustrative Calculation of Exchange Ratio

Exhibit D Form of CVR Agreement

INDEX OF DEFINED TERMS

2024 Incentive Plan	6.8(a)
AAA	6.18(e)
Acceptable Confidentiality Agreement	9.5(a)
Accounting Firm	6.18(e)
Acquisition Inquiry	9.5(b)
Acquisition Proposal	9.5(c)
Acquisition Transaction	9.5(d)
Action	4.9
Affiliate	9.5(e)
Aggregate Valuation	3.1(a)(i)
Agreement	Preamble
Allocation Certificate	6.22
Anticipated Closing Date	9.5(f)
Assumed Option	3.2(a)
Book-Entry Shares	3.3(d)
Business Day	9.5(g)
Cash and Cash Equivalents	9.5(h)
Closing	2.3
Closing Date	2.3
COBRA	4.12(c)(iv)
Code	Recitals
Committed Funds	3.1(a)(v)
Company	Preamble
Company Allocation Percentage	3.1(a)(ii)
Company Audited S-4 Financial Statements	6.6(e)
Company Balance Sheet	9.5(i)
Company Board	4.4(b)
Company Board Adverse Recommendation Change	6.7(d)
Company Board Recommendation	6.7(c)
Company Bylaws	4.1(b)
Company Capitalization Representations	9.5(i)
Company Charter	4.1(b)
Company Common Stock	Recitals
Company Contract	9.5(k)
Company Convertible Notes	3.1(a)(iv)
Company Disclosure Letter	Article IV
Company Equity Plan	3.2(a)
Company Financial Statements	4.6(a)
Company Fundamental Representations	9.5(j)
Company Interim S-4 Financial Statements	6.6(e)
Company Merger Shares	3.1(a)(iii)
Company Option	3.2(a)
Company Outstanding Shares	Section 3.1(a)(iv)
Company Owned IP	9.5(k), 9.5(t)
Company Plans	4.12(a)
Company Preferred Stock	4.2(a)
Company Products	4.11(c)
Company Real Estate Leases	4.18(c)
Company Registered IP	4.19(a)
Company Required S-4 Information	6.6(d)

Company S-4 Financial Statements	6.6(e)
Company Stock Awards	4.2(b)
Company Stockholder Approval	Recitals
Company Stockholder Written Consent	6.7(a)
Company Termination Fee	8.3(b)
Company Triggering Event	9.5(l)
Company Valuation	3.1(a)(v)
Company Warrant	3.2(b)
Confidential Agreement	9.5(m)
Contract	4.5(a)(iii)
control	9.5(n)
Covered Person	5.2(d)
CVR	3.6(a)
CVR Agreement	3.6(a)
CVR Distribution	3.6(a)
D&O Indemnified Parties	6.10(a)
DGCL	Recitals
Dispute Notice	6.18(b)
Disqualifying Event	5.2(d)
Dissenting Shares	3.5
Effective Time	2.4
End Date	8.1(b)
Environmental Law	4.14(b)
ERISA	4.12(a)
Exchange Act	4.5(b)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(a)
Exchange Ratio Statement	6.18(a)
Excluded Shares	3.1(c)
FDA	4.11(c)
FDA Ethics Policy	4.11(i)
FDCA	4.11(d)
Form S-4	6.6(a)
GAAP	4.6(a)
Governmental Entity	4.5(b)
Hazardous Substance	4.14(c)
Health Care Laws	9.5(o)
Intellectual Property	9.5(p)
Intended Tax Treatment	Recitals
IRS	4.12(a)
IT Systems	4.19(g)
Key Employee	9.5(q)
knowledge	9.5(r)
Law	4.5(a)(iv)
Liability	4.7
Liens	4.5(a)(i)
Lock-Up Agreements	Recitals
Material Adverse Effect	4.1(a)
Material Contracts	4.16(a)
Measurement Date	5.2(a)
Merger	Recitals

Merger Consideration	3.1(a)
Merger Filings	2.4
Merger Sub	Preamble
Nasdaq	9.5(s)
Nasdaq Listing Application	6.12
Net Cash Calculation	6.8
Net Cash Schedule	6.8
Notice Period	6.7(d)
Ordinary Course Agreement	4.15(g)
Ordinary Course of Business	9.5(u)
Parent	Preamble
Parent Allocation Percentage	3.1(a)(vi)
Parent Board	5.4(b)
Parent Board Adverse Recommendation Change	6.8(c)
Parent Board Recommendation	6.8(b)
Parent Bylaws	1.1(b)
Parent Capitalization Representations	9.5(w)
Parent Charter	1.1(a)
Parent Closing Cash	9.5(v)
Parent Common Stock	Recitals
Parent Disclosure Letter	Article V
Parent Fundament Representations	9.5(y)
Parent IT Systems	5.19(d)
Parent Material Adverse Effect	5.1(a)
Parent Material Contracts	5.16(a)
Parent Notice Period	6.8(c)
Parent Options	3.1(a)(vii)
Parent Outstanding Shares	3.1(a)(vii)
Parent Owned IP	9.5(w)
Parent Plans	5.12(a)
Parent Preferred Stock	5.2(a)
Parent Products	5.11(c)
Parent Real Estate Leases	5.18(c)
Parent Registered IP	5.19(a)
Parent RSUs	3.1(a)(vii)
Parent SEC Documents	5.6(a)
Parent Stockholder Approval	9.5(x)
Parent Stockholder Matters	6.8(a)
Parent Stockholder Meeting	6.8(a)
Parent Termination Fee	8.3(f)
Parent Triggering Event	9.5(y)
Parent Valuation	3.1(a)(viii)
Parent Warrants	3.1(a)(vii)
PBGC	4.12(c)(iii)
Pension Plan	4.12(b)
Permits	4.1
Permitted Alternative Agreement	9.5(z)
Permitted Liens	4.18(a)
Person	9.5(aa)
Personal Information	4.19(h)
Post-Closing Parent Shares	3.1(a)(ix)
Pre-Closing Period	6.1(a)

Privacy Laws	4.19(h)
Proxy Statement	6.6(a)
Registration Statement	6.6(a)
Reincorporation	1.1(a)
Replacement Warrant	3.2(b)
Representative	9.5(bb)
Required Parent Stockholder Proposals	6.8(a)
Response Date	6.18(b)
Rights Agent	3.6(b)
Safety Notices	4.11(g)
Sarbanes-Oxley Act	5.6(a)
SEC	9.5(cc)
SEC Documents	6.23
Securities Act	4.5(b)
Stockholder Notice	6.7(b)
Subsequent Transaction	9.5(dd)
Subsidiary	9.5(ee)
Superior Offer	9.5(ff)
Surviving Company	2.2
Takeover Laws	4.2
Tax Action	4.15(d)
Tax Return	9.5(gg)
Taxes	9.5(hh)
Trade Secrets	9.5(p)
Transaction Expenses	9.5(ii)
Transaction Litigation	6.9(b)
WARN Act	4.13(d)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 2, 2024, by and among Kintara Therapeutics, Inc., a Nevada corporation (which shall reincorporate as a Delaware corporation in connection with the consummation of the transactions contemplated hereby) (“Parent”), Kayak Mergeco, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and TuHURA Biosciences, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, prior to the consummation of the Merger (as defined below), Parent shall continue out of the State of Nevada and into the State of Delaware so as to re-domicile as and become a Delaware corporation;

WHEREAS, Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent;

WHEREAS, for United States federal income tax purposes, it is intended that (i) the Merger (together with the Second Merger (as defined below) if the Second Merger is required by Section 3.7) shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) the reincorporation of Parent from Nevada to Delaware shall be treated as a separate “reorganization” of Parent under Section 368(a)(1)(F) of the Code (the “Intended Tax Treatment“) and (iii) this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) with respect to each reorganization;

WHEREAS, the Board of Directors of the Company has deemed it advisable and in the best interests of the Company and its stockholders that the Company engage in the Merger and the transactions contemplated by this Agreement, including the Reincorporation (as defined below) and, if required by Section 3.7, the Second Merger;

WHEREAS, the Board of Directors of the Company has unanimously approved this Agreement and the Merger, with the Company continuing as the Surviving Company (as defined below), after the Effective Time (as defined below), pursuant to which each share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) shall be converted into the right to receive a number of shares of common stock, par value $0.001 per share, of Parent (the “Parent Common Stock”) equal to the Exchange Ratio (as defined below), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Merger Sub is a newly incorporated Delaware corporation that is wholly owned by Parent, and has been formed for the sole purpose of effecting the Merger;

WHEREAS, the respective Boards of Directors of Parent and Merger Sub have each unanimously approved this Agreement and the Merger;

WHEREAS, Parent, Merger Sub and the Company each desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers and directors of Parent have entered into Parent Support Agreements, dated as of the date of this Agreement, in the form attached hereto as Exhibit A-1, pursuant to which such holders have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Parent in favor of the Parent Stockholder Matters;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed on Section A-1 of the Company Disclosure Letter which represents at least fifty percent (50%) of the outstanding shares of Company Common Stock on an “as-converted” basis (which includes the outstanding shares of Company Common Stock and Company Preferred Stock), have entered into Company Support Agreements, dated as of the date of this Agreement, in the form attached hereto as Exhibit A-2, pursuant to which such holders have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of the Company in favor of the adoption of this Agreement and the transactions contemplated thereby;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to each of Parent and the Company’s willingness to enter into this Agreement, the chief executive officer of Parent, solely in his capacity as a stockholder of Parent, and all of the officers, all of the directors and the stockholders of the of the Company listed on Section A-2 of the Company Disclosure Letter, each solely in their capacity as stockholders of the Company, will execute lock-up agreements in the form attached hereto as Exhibit B (the “Lock-Up Agreements”); and

WHEREAS, no later than the second (2nd) Business Day after the Registration Statement is declared effective under the Securities Act, the holders of shares of capital stock of the Company sufficient to adopt and approve this Agreement and the transactions contemplated hereby as required under the DGCL and the Company’s Certificate of Incorporation and Bylaws, including (i) the holders of at least a majority of the outstanding shares of Company Common Stock, (ii) the holders of at least a majority of the outstanding shares of Company Preferred Stock, voting on an aggregate basis and (iii) the holders of at least a majority of the outstanding shares of each series of Company Preferred Stock, voting as each individual series, will execute and deliver an action by written consent adopting this Agreement and approving the transactions contemplated hereby, in form and substance reasonably acceptable to Parent (the “Company Stockholder Approval”).

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

CERTAIN GOVERNANCE MATTERS

Section 1.1 Parent Matters.

(a) Parent Reincorporation and Articles of Incorporation. Before the Effective Time and after the receipt of the Parent Stockholder Approval, Parent shall continue out of the State of Nevada and into the State of Delaware so as to re-domicile as and become a Delaware corporation pursuant to the applicable provisions of the Nevada Business Corporation Act and the DGCL (the “Reincorporation”). The Certificate of Incorporation of Parent after the Reincorporation (the “Parent Charter”) shall be in the form and substance reasonably agreed to by Parent and the Company prior to the Effective Time. As of the Effective Time, the Certificate of Incorporation of Parent shall be identical to the Parent Charter immediately prior to the Effective Time, until thereafter amended in accordance with its terms and as provided by applicable Law; provided, however, that at the Effective Time, subject to obtaining the Parent Stockholder Approval, Parent shall file an amendment to its Parent Charter to (i) change the name of Parent to “TuHURA Biosciences, Inc.”, (ii) effect the Nasdaq Reverse Split and/or increase the number of authorized shares of Parent Common Stock (to the extent applicable and necessary) and (iii) make such other changes as are mutually agreeable to Parent and the Company.

(b) Parent Bylaws. As of the Effective Time, the Bylaws of Parent (the “Parent Bylaws”) shall be identical to the Bylaws of Parent immediately prior to the Effective Time, until thereafter amended in accordance with their terms and as provided by applicable Law; provided, however, that the Parent Bylaws shall include such changes as are mutually agreeable to Parent and the Company.

(c) Parent Board of Directors. The parties shall take all action necessary (including, to the extent necessary, procuring the resignation or removal of any directors on the Parent Board immediately prior to the Effective Time) so that, as of the Effective Time, the number of directors that comprise the full Parent Board shall be five (5), with four (4) individuals to be designated by the Company and one (1) individual to be designated by Parent, with such designations to be made by the respective party so entitled no later than twenty (20) days after the date hereof.

(d) Parent Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of Parent immediately after the Effective Time.

Section 1.2 Surviving Company Matters.

(a) Surviving Company Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Surviving Company shall be amended to read in its entirety as the Certificate of Incorporation of Merger Sub (except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company), until thereafter amended in accordance with applicable Law.

(b) Surviving Company Bylaws. At the Effective Time, the Bylaws of the Surviving Company shall be amended to read in their entirety as the Bylaws of Merger Sub (except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company), until thereafter amended in accordance with applicable Law.

(c) Surviving Company Directors and Officers. The directors and officers of the Company immediately prior to the Effective Time shall the be directors and officers of the Surviving Company immediately after the Effective Time, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Company.

ARTICLE II

THE MERGER

Section 2.1 Incorporation of Merger Sub. Parent has caused Merger Sub to be incorporated under the laws of the State of Delaware.

Section 2.2 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Company”) and a wholly owned subsidiary of Parent.

Section 2.3 Closing. The closing of the Merger (the “Closing”) shall take place as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in ARTICLE VII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other date, time or place as agreed to in writing by Parent and the Company, remotely by electronic exchange of documents. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.4 Effective Time. Upon the terms and subject to the provisions of this Agreement, at the Closing, the parties shall cause a certificate of merger meeting the applicable requirements of the DGCL (the “Merger Filing”) relating to the Merger to be properly executed and filed with the Secretary of State of the State of Delaware in accordance with the terms and conditions of the DGCL and in such form as is reasonably satisfactory to both Parent and the Company. The Merger shall become effective at the later of the times of acceptance of the Merger Filing with the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time which the parties hereto shall have agreed and designated in the Merger Filing as the effective time of the Merger (the “Effective Time” ).

Section 2.5 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

ARTICLE III

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT COMPANIES; EXCHANGE OF CERTIFICATES

Section 3.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of the Parent, Merger Sub or the Company:

(a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares or Dissenting Shares) shall thereupon be converted into and become exchangeable for a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 3.3(c), without interest. For the avoidance of doubt, as of the Effective Time, no shares of the capital stock of the Company shall be outstanding other than the Company Common Stock. For purposes of this Agreement, the “Exchange Ratio” shall mean, subject to Section 3.1(e), the ratio (rounded to four decimal places) equal to the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:

(i) “Aggregate Valuation” means the sum of (A) the Company Valuation, plus (B) the Parent Valuation.

(ii) “Company Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Company Valuation by (B) the Aggregate Valuation.

(iii) “Company Merger Shares” means the product determined by multiplying (A) the Post-Closing Parent Shares by (B) the Company Allocation Percentage.

(iv) “Company Outstanding Shares” means, subject to Section 3.1(e), the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time expressed on a fully diluted and as-converted-to-Company Common Stock basis, assuming, without limitation or duplication, (A) the exercise of all Company Options (as defined below) and Company Warrants (as defined below) outstanding as of immediately prior to the Effective Time; (B) the conversion of all convertible promissory notes of the Company (the “Company Convertible Notes”) into Company Common Stock; and (C) the issuance of shares of Company Common Stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately after the Effective Time.

(v) “Company Valuation” means $190,753,000; provided, however, that if the Company receives (x) less than $30,753,000 (the “Committed Funds”) before the Effective Time in their convertible note financing, the “Company Valuation” will be reduced by the difference between the Committed Funds and those funds actually received by the Company in connection with the convertible note financing or (y) more than the Committed Funds before the Effective Time in their convertible note financing, the “Company Valuation” will be increased by the difference between those funds actually received by the Company in connection with the convertible note financing and the Committed Funds.

(vi) “Parent Allocation Percentage” the quotient (rounded to four decimal places) determined by dividing (A) the Parent Valuation by (B) the Aggregate Valuation.

(vii) “Parent Outstanding Shares” means, subject to Section 3.1(e), the sum of (i) total number of shares of Parent Common Stock and Parent Preferred Stock (including, for the avoidance of doubt, any shares of Parent Common Stock or Parent Preferred Stock payable as dividends on any Parent Preferred Stock or to be paid on such shares regardless of whether or not such dividend would accrue or be payable prior to or after the Effective Time) outstanding immediately prior to the Effective Time expressed on a fully diluted and as-converted-to-Parent Common Stock basis, and assuming the exercise of options to purchase shares of Parent Common Stock (the “Parent Options”) and warrants to acquire shares of Parent Common Stock (the “Parent Warrants”) and the settlement of restricted stock units that can be settled in shares of Parent Common Stock (the “Parent RSUs”) (using the treasury stock method), and other derivative rights of Parent, plus (ii) the number of shares of Parent Common Stock that is included in the CVR Payment Amount (as defined in the CVR Agreement) as of the date of the CVR Agreement and without regard to whether the Milestone (as defined in the CVR Agreement) is achieved. Notwithstanding any of the foregoing, any Parent Options and Parent Warrants with an exercise price equal to, or greater than, $0.20 per share (subject to Section 3.1(e)) shall not be included in the total number of shares of Parent Common Stock outstanding for purposes of determining the Parent Outstanding Shares.

(viii) “Parent Valuation” means $11,000,000.

(ix) “Post-Closing Parent Shares” means the quotient determined by dividing (A) the Parent Outstanding Shares by (B) the Parent Allocation Percentage.

For the avoidance of doubt and for illustrative purposes only, a sample “Exchange Ratio” calculation is attached hereto as Exhibit C.

(b) At the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding. Immediately following the Effective Time, shares of Parent Common Stock, if any, owned by the Surviving Company shall be surrendered to Parent without payment therefor.

(c) Each share of Company Common Stock held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (collectively, “Excluded Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(d) Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Company.

(e) For purposes of calculating the Company Outstanding Shares and Parent Outstanding Shares, the calculation of the Exchange Ratio shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split (including the Nasdaq Reverse Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), stock dividend or distribution of securities convertible into Company Common Stock or Parent Common Stock, reorganization, recapitalization, reclassification or other like change with respect to the Company Common Stock or Parent Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time; provided, that nothing in this Section 3.1(e) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 3.2 Treatment of Options and Warrants.

(a) At the Effective Time, each outstanding option (each, a “Company Option”) to purchase shares of Company Common Stock granted under the Company’s Amended and Restated Equity Incentive Plan adopted on January 13, 2019 (the “Company Equity Plan”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be assumed and converted, at the Effective Time, into an option to purchase shares of Parent Common Stock (an “Assumed Option”), on the same terms and conditions (including any forfeiture and post-termination exercise provisions, but not taking into account any accelerated vesting provided for in the Company Equity Plan or in the related award document by reason of the transactions contemplated hereby) as were applicable to such Company Option as of immediately prior to the Effective Time; provided, however, that (i) the number of shares of Parent Common Stock subject to each such Assumed Option shall be equal to the number of shares of Company Common Stock subject to each Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, (ii) the exercise price per share of such Assumed Option shall be the exercise price per share of such Option immediately prior to the Effective Time divided by the Exchange Ratio, and (iii) from and after the Effective Time, (x) references to the “Company” under the Company Equity Plan shall be deemed to refer to Parent, (y) references to the “Board” under the Company Equity Plan shall be deemed to refer to the Parent Board, and (z) the committee that administers the Company Equity Plan shall be a committee established by the Parent Board. In all other material respects, the Assumed Options shall continue to be governed by the terms of the Company Equity Plan from and after the Effective Time, subject to such additional modifications as the Parent Board (or a committee appointed by the Parent Board) deems appropriate to reflect the Merger. Notwithstanding the foregoing, the exercise price and the number of shares of Parent Common Stock subject to each such Assumed Option shall be subject to such adjustments as are necessary in order to avoid the imposition of any additional Taxes under Section 409A of the Code (and regulations issued by the IRS thereunder) or, in the case of any Assumed Option to which Section 422 of the Code applies as of the Effective Time, in order to satisfy the requirements of Section 424(a) of the Code (and regulations issued by the IRS thereunder).

(b) Each warrant entitling the holder to purchase shares of Company Common Stock (each, a “Company Warrant”) issued and outstanding immediately prior to the Effective Time shall thereupon be converted into and become exchangeable for a warrant of like tenor entitling the holder to purchase shares of Parent Common Stock (each, a “Replacement Warrant”) that complies with and satisfies the applicable terms and conditions of the applicable warrant agreement between the Company and the holder of the Company Warrant and providing that such Replacement Warrant shall be exercisable for a number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Common Stock that would have been issuable upon exercise of the Company Warrant and (ii) the Exchange Ratio, and such Replacement Warrant shall have an exercise price per share equal to: (i) the exercise price per share of Company Common Stock otherwise purchasable pursuant to such Company Warrant, divided by (ii) the Exchange Ratio.

(c) Prior to the Effective Time, the Company shall take all action necessary for the adjustment of the Company Options and Company Warrants under this Section 3.2 (including, but not limited to, with respect to the Company Options, the waiver of any provisions providing for accelerated vesting by reason of the transactions contemplated hereby). The Company shall ensure that, as of the Effective Time, no holder of a Company Option (or former holder of a Company Option) or a participant in the Company Equity Plan or any holder of a Company Warrant (or former holder of a Company Warrant) shall have any rights thereunder to acquire, or other rights in respect of, the capital stock of the Company, the Surviving Company or any of their Subsidiaries, or any other equity interest therein.

(d) As soon as practicable following the Effective Time, Parent shall use its reasonable best efforts to file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the shares of Parent Common Stock, on an as-converted basis, subject to the Assumed Options.

Section 3.3 Exchange and Payment.

(a) Promptly after the Effective Time, Parent shall cause a bank or trust company designated by Parent (the “Exchange Agent”) to issue and send to each holder of shares of Company Common Stock, other than with respect to Excluded Shares or Dissenting Shares, (1) that number of whole shares of Parent Common Stock to which such holder of shares of Company Common Stock shall have become entitled pursuant to the provisions of Section 3.1(a) (which shall be in book-entry form unless a physical certificate is requested), and (2) any dividends or other distributions payable pursuant to Section 3.3(c). No interest will be paid or accrued on any unpaid dividends and distributions, if any, payable to holders of shares of Company Common Stock. Each share of Company Common Stock shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 3.3(c). All book-entry shares of Parent Common Stock, certificates representing shares of Parent Common Stock, dividends, distributions and cash deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.”

(b) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the share of Company Common Stock is registered, it shall be a condition of payment that such share of Company Common Stock shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such share of Company Common Stock or shall have established to the satisfaction of Parent that such Tax is not applicable.

(c) Notwithstanding anything in the foregoing to the contrary, other than the CVRs (as defined below), holders of shares of Company Common Stock who are entitled to receive shares of Parent Common Stock under this ARTICLE III shall be paid (A) at the time of payment of such Parent Common Stock by the Exchange Agent under Section 3.3(a), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such payment by the Exchange Agent under Section 3.3(a) and a payment date subsequent to the time of such payment by the Exchange Agent under Section 3.3(a) payable with respect to such whole shares of Parent Common Stock.

(d) The Merger Consideration, any dividends or other distributions payable pursuant to Section 3.3(c) in accordance with the terms of this ARTICLE III shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, transfer is sought for uncertificated shares of Company Common Stock represented by book entry (“Book-Entry Shares”), such Book-Entry Shares shall be cancelled and exchanged as provided in this ARTICLE III.

(e) Fractional shares of Parent Common Stock otherwise issuable upon consummation of the Merger shall be rounded up or down to the nearest whole share. Any fractional shares of Parent Common Stock a holder of shares of Company Common Stock upon the conversion of shares of Company Common Stock would otherwise be entitled to receive shall be aggregated together first and prior to eliminating fractional shares.

(f) Any portion of the Exchange Fund that remains undistributed or unallocated to the holders of Book-Entry Shares six months after the Effective Time shall be delivered to the Surviving Company, upon demand, and any remaining holders of Book-Entry Shares (except to the extent representing Excluded Shares or Dissenting Shares) shall thereafter look only to the Surviving Company, as general creditors thereof, for payment of the Merger Consideration, any unpaid dividends or other distributions payable pursuant to Section 3.3(c) (subject to abandoned property, escheat or other similar laws), without interest.

(g) None of Parent, the Surviving Company, the Exchange Agent or any other Person shall be liable to any Person in respect of shares of Parent Common Stock, dividends or other distributions with respect thereto properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Book-Entry Shares shall not have been allocated their Merger Consideration prior to two (2) years after the Effective Time (or immediately prior to such earlier date on which the related Merger Consideration (and all dividends or other distributions with respect to shares of Parent Common Stock) would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration (and such dividends, distributions and cash) in respect thereof shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(h) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

Section 3.4 Withholding Rights. Parent, Merger Sub, the Surviving Company and the Exchange Agent shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts payable under this Agreement or the CVR Agreement such amounts as Parent, Merger Sub, the Surviving Company or the Exchange Agent reasonably determines it is required to deduct and withheld under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld and are remitted to the applicable Taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 3.5 Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, each share of the Company Common Stock (other than Excluded Shares) outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such shares of the Company Common Stock in accordance with Section 262 of the DGCL (“Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive a portion of the Merger Consideration unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or withdraws or loses such holder’s right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such holder is entitled pursuant to Section 3.1(a), without interest. The Company shall give Parent (a) prompt notice of any demands received by the Company for appraisal of any shares of the Company Common Stock issued and outstanding immediately prior to the Effective Time, attempted written withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights to appraisal with respect to the Merger and (b) the opportunity to participate in all negotiations and proceedings with respect to any exercise of such appraisal rights under the DGCL. The Company shall not, except with the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed, voluntarily make any payment with respect to any demands for payment of fair value for capital stock of the Company, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 3.6 Contingent Value Right.

(a) Prior to the Effective Time, the Board of Directors of Parent shall declare a distribution (the “CVR Distribution”) to the holders of Parent Common Stock, the holders of Parent Warrants and the holders of Series C Parent Preferred Stock that are entitled to the CVR Distribution, in each case, of record as of immediately prior to the Effective Time of the right to receive, less applicable withholding taxes (or less CVRs with a value, in the determination of Parent, equal to the applicable withholding taxes), one contingent value right (each, a “CVR”) for each outstanding share of Parent Common Stock held by such stockholder as of such date (or, in the case of Parent Warrants and holders of Series C Parent Preferred Stock that are entitled to the CVR Distribution, each share of Parent Common Stock for which such Parent Warrant is exercisable or which such Series C Parent Preferred Stock is convertible into), with each such CVR representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement in the form attached hereto as Exhibit D (the “CVR Agreement”). The record date for the CVR Distribution shall be the close of business on the Business Day immediately prior to the Closing Date (or such other date before the Closing Date so that the CVR Distribution will be made to stockholders, holders of Parent Warrants and holders of Series C Parent Preferred Stock immediately prior to the Effective Time) and the payment date for which shall be three (3) Business Days after the Effective Time; provided that the payment of such distribution may be conditioned upon the occurrence of the Effective Time (and, for the avoidance of doubt, Parent Stockholder Approval).

(b) Parent and a rights agent to be appointed by Parent (the “Rights Agent”) shall, at or prior to the Effective Time, duly authorize, execute and deliver the CVR Agreement, in the form attached hereto as Exhibit D, subject to any reasonable revisions to the CVR Agreement that are requested by such Rights Agent and are reasonably acceptable to Parent and the Company. Parent agrees to pay the fees and expenses of the Rights Agent in connection with this Agreement and as agreed upon in writing and to reimburse the Rights Agent for all reasonable, documented and necessary out-of-pocket- expenses incurred by the Rights Agent in connection with the administration by the Rights Agent of its duties hereunder and thereunder.

Section 3.7 Second Merger. If the demands for appraisal of shares of the Company Common Stock in accordance with Section 262 of the DGCL in connection with the Merger are such that, if such demands were perfected and the related appraisal rights were not withdrawn or lost, the Merger would fail to qualify as a “reorganization” described in Section 368(a)(2)(E) of the Code, Parent shall, as promptly as practical following the Merger, and as part of an integrated transaction with the Merger for federal income tax purposes, cause the Company to be merged with and into a limited liability company directly wholly-owned by Parent that is formed specifically for purposes of such merger and is treated for federal income tax purposes as an entity whose separate existence from Parent is disregarded, with such limited liability company surviving such merger (such merger, the “Second Merger”); provided that the Second Merger will not be required if, prior to the Second Merger, sufficient demands for appraisal fail to be perfected or related appraisal rights are withdrawn or lost so that the Merger would qualify as a “reorganization” described in Section 368(a)(2)(E) of the Code.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization, Standing and Power.

(a) Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of this clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, “Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, or results of operations of the Company and its Subsidiaries, taken as a whole or (B) materially impairs the ability of the Company to consummate, the Merger or any of the other transactions contemplated by this Agreement; provided, however, that in the case of clause (A) only, Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which the Company operates, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (2) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in response thereto, (3) changes in Law or GAAP, or the interpretation or enforcement thereof, (4) the public announcement of this Agreement, or (5) any specific action taken (or omitted to be taken) by the Company that is required by this Agreement or actions or omissions taken with Parent’s consent; provided, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company operates.

(b) The Company has previously made available to Parent true and complete copies of the Company’s Certificate of Incorporation (the “Company Charter”) and Bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of the Company Charter or Company Bylaws.

Section 4.2 Capital Stock.

(a) As of the date of this Agreement, (i) the authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock and 150,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”), (ii) 68,074,466 shares of Company Common Stock (excluding treasury shares) are issued and outstanding, (iii) no shares of Company Common Stock are held by the Company in its treasury, (iv) 80,561,243 shares of Company Preferred Stock (excluding treasury shares) are issued and outstanding, of which (a) 33,186,955 are designated Series A Preferred Stock, (b) 22,221,257 are designated Series A-1 Preferred Stock, and (c) 25,153,031 are designated Series B Preferred Stock, (v) no shares of Company Preferred Stock are held by the Company in its treasury, (vi) 20,000,000 shares of Company Common Stock are reserved for issuance pursuant to the Company Equity Plan (of which 19,883,834 shares are subject to outstanding Company Options), (vii) 45,185,556 Company Warrants are issued and outstanding, and (viii) 45,185,556 shares of Company Common Stock were reserved for issuance pursuant to the Company Warrants. All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company or such Subsidiary on any matter. Except as set forth above in this Section 4.2(a), there are no outstanding (A) shares of capital stock or other voting securities or equity interests of the Company, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company or its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or its Subsidiaries or rights or interests described in the preceding clause (C), or (E) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or of which the Company has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company.

(b) Section 4.2(b) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of the date hereof, of outstanding Company Options, and other similar rights to purchase or receive shares of Company Common Stock or similar rights granted under the Company Equity Plan or otherwise (collectively, “Company Stock Awards”), indicating as applicable, with respect to each Company Stock Award then outstanding, the type of award granted, the number of shares of Company Common Stock subject to such Company Stock Award, the name of the plan under which such Company Stock Award was granted, the date of grant, exercise or purchase price, vesting schedule, payment schedule (if different from the vesting schedule) and expiration thereof, and whether (and to what extent) the vesting of such Company Stock Award will be accelerated or otherwise adjusted in any way or any other terms will be triggered or otherwise adjusted in any way by the consummation of the Merger and the other transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the Merger. Each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies (without reference to the applicable $100,000 limitation) and the exercise price of each Company Option is no less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Option. The Company has made available to Parent a true and complete copy of the Company Equity Plan and the forms of all award agreements evidencing outstanding Company Stock Awards. The Company does not sponsor, maintain or administer any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Company Equity Plan. The Company is under no obligation to issue shares of Company Common Stock pursuant to any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Company Equity Plan. Section 4.2(b) of the Company Disclosure Letter sets forth the following information with respect to each Company Convertible Note: (i) the name of the holder, (ii) the issue date, (iii) the principal amount, (iv) the interest rate, (v) the maturity date and (vi) the number, class and series of Company Capital Stock into which such Company Convertible Note shall convert in connection with the Closing.

(c) All outstanding Company Common Stock, Company Preferred Stock, Company Options, Company Warrants and Company Convertible Notes and other securities of the Company have been issued and granted in material compliance with (i) the Company Charter and the Company Bylaws and all applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

Section 4.3 Subsidiaries. Section 4.3 of the Company Disclosure Letter sets forth each Subsidiary of the Company. All of the issued and outstanding shares of capital stock of each Subsidiary of the Company have been duly authorized and are validly issued, fully paid, and non-assessable. The Company holds of record and beneficially all of the outstanding shares of each Subsidiary of the Company, free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities Laws). Other than the Subsidiaries listed on Section 4.3 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person. No Subsidiary of the Company is in violation of its organizational documents.

Section 4.4 Authority.

(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption and (iv) resolving to recommend that the Company’s stockholders vote in favor of the adoption of this Agreement and the transactions contemplated by this Agreement, including the Merger, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required in connection with the consummation of the Merger and the other transactions contemplated hereby. Other than the Company Stockholder Approval, no vote of the holders of any class or series of the Company’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by the Company other than the Merger.

Section 4.5 No Conflict; Consents and Approvals.

(a) Subject to the obtaining the Company Stockholder Approval, the execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by the Company with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both):

(i) result in the creation of any pledge, claim, lien, charge, option, right of first refusal, encumbrance or security interest of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”) in or upon any of the properties, assets or rights of the Company or any of its Subsidiaries;

(ii) contravene, conflict with or result in a violation of any of the provisions of the Company Charter or Company Bylaws;

(iii) conflict with, or result in the violation or breach of, or default under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provisions of, any material bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether oral or written (each, including all amendments thereto, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company, its Subsidiaries or any of their respective properties or assets may be bound, except in the case of any nonmaterial breach, default, penalty or modification; or

(iv) subject to the governmental filings and other matters referred to in Section 4.5(b), contravene, conflict with or result in a material violation of, any federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement (“Law”) applicable to the Company or its Subsidiaries or by which the Company, its Subsidiaries or any of their respective properties or assets may be bound, except as would not reasonably be expected to be material to the Company, its Subsidiaries or any of their respective properties or assets.

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body (each, a “Governmental Entity”) is required by or with respect to the Company in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing with the SEC of such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) such other filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” laws, (iii) the filing of the Merger Filing with the Secretary of State of the State of Delaware as required by the DGCL and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to be material to the Company, its Subsidiaries or any of their respective properties or assets.

Section 4.6 Financial Statements.

(a) True and complete copies of the audited consolidated balance sheet of the Company as at December 31, 2023 and December 31, 2022, and the related audited statements of income, retained earnings, stockholders’ equity and changes in financial position of the Company and its Subsidiaries, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors (collectively referred to as the “Company Financial Statements”) are attached hereto as Section 4.6(a) of the Company Disclosure Letter. The Company Financial Statements (i) are correct and complete in all material respects and have been prepared in accordance with the books and records of the Company and its Subsidiaries; (ii) have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (iii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein.

(b) The books of account and financial records of the Company and its Subsidiaries are true and correct and have been prepared and are maintained in accordance with sound accounting practice.

(c) The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP and to maintain accountability of the Company’s and its Subsidiaries’ assets, (iii) access to the Company’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for the Company’s and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(d) Since January 1, 2022, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of the Company, the Company Board or any committee thereof. Since January 1, 2022, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

Section 4.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities, indebtedness, obligations or expense of any of any nature, whether accrued, absolute, contingent, matured or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP (each a “Liability”), except (a) to the extent accrued or reserved against in the Company Financial Statements, (b) for Liabilities incurred in the Ordinary Course of Business since December 31, 2023 that are not material to the Company and its Subsidiaries, taken as a whole, (c) Liabilities incurred in connection with the transactions contemplated hereby or (d) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material the Company or any of its Subsidiaries.

Section 4.8 Absence of Certain Changes or Events. Except as set forth in Section 4.8 of the Company Disclosure Letter, since December 31, 2023 through the date of this Agreement, (i) except in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby, the Company and its Subsidiaries have conducted their respective business only in the Ordinary Course of Business; (ii) there has not been any Material Adverse Effect; and (iii) neither the Company nor any of its Subsidiaries has taken any action or committed or agreed to take any action that would be prohibited by Section 6.2 (without giving effect to Schedule 6.2) if such action were taken on or before the date hereof without the consent of Parent.

Section 4.9 Litigation. There is no action, suit, claim, arbitration, investigation, inquiry, grievance, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel (each, an “Action”) (or basis therefor) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, or any of their respective material properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity. There is no Action pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 4.10 Compliance with Laws. The Company and each of its Subsidiaries are and have been in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets, including laws relating to escheat and unclaimed property. None of the Company or any of its Subsidiaries has received, since January 1, 2021, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties, assets or Company Products (as defined below). The Company and each of its Subsidiaries have in effect all material permits, licenses, variances, exemptions, applications, approvals, clearances, authorizations, registrations, formulary listings, consents, operating certificates, franchises, orders and approvals (collectively, “Permits”) of all Governmental Entities necessary or advisable for them to own, lease or operate their respective properties and assets and to carry on their respective businesses and operations as now conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, nonrenewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, nonrenewal, adverse modification or cancellation result from the consummation of the transactions contemplated hereby.

Section 4.11 Health Care Regulatory Matters. Except as set forth in Section 4.11 of the Company Disclosure Letter:

(a) The Company and its Subsidiaries, and to the knowledge of the Company, each of their respective directors, officers, management employees, agents (while acting in such capacity), contract manufacturers, suppliers, and distributors are, and at all times prior hereto were, in material compliance with all Health Care Laws to the extent applicable to the Company, its Subsidiaries or any of their respective products or activities. To the knowledge of the Company, there are no facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws.

(b) Neither the Company nor any of its Subsidiaries is party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

(c) All applications, notifications, submissions, information, claims, reports and statistical analyses, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the U.S. Food and Drug Administration (“FDA”) or other Governmental Entity relating to products that are regulated as drugs, medical devices, or other healthcare products under Health Care Laws, including drug and biological candidates, compounds or products being researched, tested, stored, developed, labeled, manufactured, packed and/or distributed by the Company or any of its Subsidiaries (“Company Products”), including, without limitation, investigational new drug applications, when submitted to the FDA or other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity. Neither the Company nor any of its Subsidiaries has knowledge of any facts or circumstances that would be reasonably likely to lead the revocation, suspension, limitation, or cancellation of a Permit required under Health Care Laws or of any application for marketing approval currently pending before the FDA or such other Governmental Entity.

(d) All preclinical studies and clinical trials conducted by or, to the knowledge of the Company, on behalf of the Company or any of its Subsidiaries have been, and if still pending are being, conducted in compliance with research protocols and all applicable Health Care Laws, including, but not limited to, the Federal Food, Drug and Cosmetic Act (“FDCA”) and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312, 314, 320 and 814. No clinical trial conducted by or on behalf of the Company or any of its Subsidiaries has been conducted using any clinical investigators who have been disqualified. No clinical trial conducted by or on behalf of the Company or any of its Subsidiaries has been terminated or suspended prior to completion, and no clinical investigator that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or on behalf of the Company or any of its Subsidiaries has placed a clinical hold order on, or otherwise terminated, delayed or suspended, such a clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Company Product or a failure to conduct such clinical trial in compliance with applicable Health Care Laws.

(e) All manufacturing operations conducted by or, to the knowledge of the Company, for the benefit of the Company or any of its Subsidiaries have been and are being conducted in material compliance with all Permits under applicable Health Care Laws, all applicable provisions of the FDA’s current good manufacturing practice (cGMP) regulations for biological products at 21 C.F.R. Parts 600 and 610, the Quality System (QS) regulations at 21 C.F.R. Part 820 and all comparable foreign regulatory requirements of any Governmental Entity.

(f) Neither the Company nor any of its Subsidiaries has received any written communication that relates to an alleged violation or non-compliance with any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, FDA Warning Letter or Untitled Letter, or any action by a Governmental Entity relating to any Health

Care Laws. All Warning Letters, Form-483 observations, or comparable findings from other Governmental Entities listed in Section 4.11 of the Company Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(g) There have been no seizures, withdrawals, recalls, detentions or suspensions of manufacturing, testing or distribution relating to the Company Products required or requested by a Governmental Entity, or other notice of action relating to an alleged lack of safety, efficacy or regulatory compliance of the Company Products, or any adverse experiences relating to the Company Products that have been reported to FDA or other Governmental Entity (“Safety Notices”), and, to the knowledge of the Company, there are no facts or circumstances that reasonably would be expected to give rise to a Safety Notice. All Safety Notices listed in Section 4.11(g) of the Company Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(h) Except as set forth in Section 4.11(g) of the Company Disclosure Letter, there are no unresolved Safety Notices, and to the knowledge the Company, there are no facts that would be reasonably likely to result in a material Safety Notice with respect to the Company Products or a termination or suspension of developing and testing of any of the Company Products.

(i) Neither the Company or any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee, agent, or distributor of the Company or any of its Subsidiaries has made an untrue statement of a material fact or fraudulent or misleading statement to a Governmental Entity, failed to disclose a material fact required to be disclosed to a Governmental Entity, or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto (the “FDA Ethics Policy”). None of the aforementioned is or has been under investigation resulting from any allegedly untrue, fraudulent, misleading, or false statement or omission, including data fraud, or had any action pending or threatened relating to the FDA Ethics Policy.

(j) All reports, documents, claims, Permits and notices required to be filed, maintained or furnished to the FDA or any Governmental Entity by the Company or any of its Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits or notices have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such reports, documents, claims, Permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(k) Neither the Company or any of its Subsidiaries nor, to the knowledge of the Company, any officer, employee, agent, or distributor of the Company or any of its Subsidiaries has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Law, including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar Law. Neither the Company or any of its Subsidiaries nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law or program.

Section 4.12 Benefit Plans.

(a) Section 4.12(a) of the Company Disclosure Letter contains a true and complete list of each material “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), “multiemployer plans” (within the meaning of ERISA section 3(37)), and all stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, collective bargaining, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written or oral, legally binding or not, under which any current or former employee, director or consultant of the Company or any of its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits or the Company or any of its Subsidiaries sponsors or maintains, is making contributions to or has any present or future liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans.” The Company has provided or made available to Parent a current, accurate and complete copy of each material Company Plan, or if such Company Plan is not in written form, a written summary of all of the material terms of such Company Plan. With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy of, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the Internal Revenue Service (the “IRS”), (iii) any summary plan description, summary of material modifications, and other similar material written communications (or a written description of any material oral communications) to the employees of the Company or any of its Subsidiaries concerning the extent of the benefits provided under a Company Plan and (iv) for the three most recent years and as applicable (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(b) Neither the Company, its Subsidiaries or any member of their Controlled Group (defined as any organization which is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Sections 414(b), (c), (m) or (o)) has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (“Pension Plan”) that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code.

(c) With respect to the Company Plans:

(i) each Company Plan complies in all material respects with its terms and materially complies in form and in operation with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii) each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred to the knowledge of the Company since the date of such letter that would reasonably be expected to cause the loss of the sponsor’s ability to rely upon such letter, and nothing has occurred to the knowledge of the Company that would reasonably be expected to result in the loss of the qualified status of such Company Plan;

(iii) there is no material Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits) nor, to the knowledge of the Company, are there facts or circumstances that exist that could reasonably give rise to any such actions;

(iv) none of the Company Plans currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by

Section 601, et seq. of ERISA and Section 4980B(b) of the Code or other applicable similar law regarding health care coverage continuation (collectively “COBRA”), and none of the Company, its Subsidiaries or any members of its Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any employee or former employee of the Company or any of its Subsidiaries (either individually or to employees as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA;

(v) each Company Plan is subject exclusively to United States Law; and

(vi) the execution and delivery of this Agreement and the consummation of the Merger will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment, or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant.

(d) Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan (including any Company Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is otherwise bound to compensate any person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(e) Each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law) complies in both form and operation in all material respects with the requirements of Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law) and all applicable IRS guidance issued with respect thereto (and has so complied for the entire period during which Section 409A of the Code has applied to such Company Plan) so that no amount paid or payable pursuant to any such Company Plan is subject to any additional Tax or interest under Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law).

Section 4.13 Labor and Employment Matters.

(a) The Company and its Subsidiaries are and for the past three (3) years have been in compliance in all material respects with all applicable Laws relating to labor and employment, including those relating to employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation, the collection and payment of withholding and/or payroll Taxes and similar Taxes, unemployment compensation, equal employment opportunity, discrimination, harassment, employee and contractor classification, information privacy and security, and continuation coverage with respect to group health plans. During the preceding three (3) years, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any labor dispute, work stoppage, labor strike or lockout against the Company or any of its Subsidiaries by employees.

(b) No employee of the Company or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement. To the knowledge of the Company, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of the Company or any of its Subsidiaries. There are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of the Company no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(c) To the knowledge of the Company, no current employee or officer of the Company or any of its Subsidiaries intends, or is expected, to terminate his employment relationship with such entity in connection with or as a result of the transactions contemplated hereby.

(d) During the preceding three (3) years, (i) neither the Company nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither the Company nor any of its Subsidiaries has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. The Company and its Subsidiaries currently properly classify and for the past three (3) years have properly classified their respective employees as exempt or nonexempt in accordance with applicable overtime laws, and no person treated as an independent contractor or consultant by the Company or any of its Subsidiaries within the past three (3) years should have been properly classified as an employee under applicable Law.

(e) Except as set forth on Section 4.13(e) of the Company Disclosure Letter, with respect to any current or former employee, officer, consultant or other service provider of the Company or any of its Subsidiaries, there are no Actions against the Company or any of its Subsidiaries pending, or to the Company’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of the Company or any of its Subsidiaries, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment related matter arising under applicable Laws, except where such action would not, individually or in the aggregate, result in the Company or any of its Subsidiaries incurring a material liability.

(f) Except as set forth on Section 4.13(f) of the Company Disclosure Letter, the execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which the Company or any of its Subsidiaries is a party.

(g) Since January 1, 2022, (i) no allegations of workplace sexual harassment, discrimination or other misconduct have been made, initiated, filed or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective current or former directors, officers or senior level management employees, (ii) to the knowledge of the Company, no incidents of any such workplace sexual harassment, discrimination or other misconduct have occurred, and (iii) neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment, discrimination or other misconduct by any of their directors, officers or employees described in clause (i) hereof or any independent contractor.

(h) The Company and its Subsidiaries are and have at all relevant times been in compliance in all material respects with (i) COVID-19 related Laws, standards, regulations, orders and guidance (including without limitation relating to business reopening), including those issued and enforced by the Occupational Safety and Health Administration, the Centers for Disease Control, the Equal Employment Opportunity Commission, and any other Governmental Entity; and (ii) the Families First Coronavirus Response Act

(including with respect to eligibility for tax credits under such Act) and any other applicable COVID-19 related leave Law, whether state, local or otherwise.

Section 4.14 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) the Company and its Subsidiaries have obtained all Permits of all Governmental Entities and any other Person that are required under any Environmental Law; (iii) there has been no release of any Hazardous Substance by the Company, any of its Subsidiaries or any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of the Company or any of its Subsidiaries under applicable Environmental Laws; (iv) neither the Company nor any of its Subsidiaries has received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that the Company or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by the Company or any of its Subsidiaries or as a result of any operations or activities of the Company or any of its Subsidiaries at any location and, to the knowledge of the Company, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to the Company or any of its Subsidiaries under any Environmental Law; and (vi) neither the Company, any of its Subsidiaries nor any of their respective properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

(b) As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface and subsurface soils and strata, wetlands, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

(c) As used herein, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including but not limited to petroleum.

Section 4.15 Taxes.

(a) Each of the Company and its Subsidiaries has (i) filed all income and other material Tax Returns required to be filed by or on behalf of it (taking into account any applicable extensions thereof) and all such Tax Returns are true, accurate and complete in all material respects; and (ii) paid in full (or caused to be timely paid in full) all material Taxes that are required to be paid by or with respect to it, whether or not such Taxes were shown as due on such Tax Returns.

(b) All material Taxes not yet due and payable by the Company or any of its Subsidiaries as of the date of the Company Balance Sheet have been, in all respects, properly accrued in accordance with GAAP on the Company Financial Statements, and such Company Financial Statements reflect an adequate reserve (in accordance with GAAP) for all material Taxes accrued but unpaid by the Company or any of its Subsidiaries through the date of such financial statements. Since the date of the Company Financial Statements, neither the

Company nor any of its Subsidiaries has incurred, individually or in the aggregate, any material liability for Taxes outside the Ordinary Course of Business.

(c) Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Tax, in each case that has not since expired.

(d) No material audits or other investigations, proceedings, claims, assessments or examinations by any Governmental Entity (each, a “Tax Action”) with respect to Taxes or any Tax Return of the Company or any of its Subsidiaries are presently in progress or have been asserted, threatened or proposed in writing and to the knowledge of the Company, no such Tax Action is being contemplated. No deficiencies or claims for a material amount of Taxes have been claimed, proposed, assessed or asserted in writing against the Company or any of its Subsidiaries by a Governmental Entity, other than any such claim, proposal, assessment or assertion that has been satisfied by payment in full, settled with no further liability remaining on the part of the Company or any of its Subsidiaries or withdrawn.

(e) Subject to exceptions as would not be material, each of the Company and its Subsidiaries has timely withheld all Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been timely paid to the relevant Governmental Entity.

(f) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulations § 1.6011-4(b)(2).

(g) Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or has any liability pursuant to, any Tax sharing, allocation, indemnification or similar agreement or obligation, other than any such agreement or obligation which is a customary commercial agreement obligation entered into in the Ordinary Course of Business with vendors, lessors, lenders or the like the primary purpose of which is unrelated to Taxes (each, an “Ordinary Course Agreement”); (ii) is or has been a member of a group (other than a group the common parent of which is the Company) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) has any liability for the Taxes of any Person (other than the Company) pursuant to Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, by Contract or otherwise by operation of Law; or (iv) is or has been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(h) No private letter rulings, technical advice memoranda or similar material agreements or rulings have been requested, entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries which rulings remain in effect.

(i) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in, or use of improper, method of accounting requested or initiated at or prior to the Closing (other than any such change required, or any such use treated as improper, as a result of the transactions provided for herein), (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of Law) executed at or prior to the Closing, (iii) an installment sale or open transaction disposition made at or prior to the Closing, (iv) any prepaid amount received or deferred revenue accrued at or prior to the Closing, other than in respect of such amounts reflected in the Company Balance Sheet, or received in the Ordinary Course of Business since the date of the Company Balance Sheet, (v) to the Company’s knowledge, an intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) or (vi) an election under Section 965 of the Code or (vii) the application of Sections 951 or 951A of the Code with respect to income earned or recognized or payments received prior to the Closing.

(j) No non-U.S. Subsidiary of the Company (i) has recognized or is expected to recognize any material amount of “subpart F income” as defined in Section 952 of the Code or (ii) has recognized or is expected to recognize any material amount of income under Section 951A of the Code. No non-U.S. Subsidiary of the Company has recognized or is expected to recognize any material amount of income from the ownership or sale of any “United States real property interest” within the meaning of Section 897 of the Code.

(k) There are no liens for Taxes upon any of the assets of the Company or any of its Subsidiaries other than Liens for current Taxes and assessments not yet past due.

(l) Neither the Company nor any of its Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(m) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation, as defined in Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(n) No material claim has been made in writing by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not currently file or has filed a Tax Return that the Company or any of its Subsidiaries is or may be subject to taxation by such jurisdiction.

(o) There are no outstanding shares of company stock issued in connection with the performance of services (within the meaning of Section 83 of the Code) that immediately prior to the Effective Time are subject to a substantial risk of forfeiture (as such terms are defined in Section 83 of the Code) or for which a valid election under Section 83(b) of the Code has not been made.

(p) To the Company’s knowledge, each of the Company and its Subsidiaries has not been, is not, and immediately prior to the Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(q) Neither the Company nor any of its Subsidiaries has taken any action nor knows of any fact or circumstance that could reasonably be expected to prevent the Merger (together, if required by Section 3.7, with the Second Merger) from qualifying as a transaction qualifying for the Intended Tax Treatment.

(r) For purposes of this Section 4.15, where the context permits, each reference to the Company or any of its Subsidiaries shall include a reference to any person for whose Taxes the Company or any of its Subsidiaries is liable under applicable Law.

Section 4.16 Contracts.

(a) As of the date of this Agreement, there are no contracts that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act), with respect to the Company or any of its Subsidiaries (assuming the Company was subject to the requirements of the Exchange Act), other than those contracts identified in Section 4.16 of the Company Disclosure Letter, which, for the avoidance of doubt, shall exclude any Company Plans (all such contracts, “Material Contracts”).

(b) As of the date of this Agreement, (i) each Company Material Contract is legal, valid and binding on the Company or its applicable Subsidiary and to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) the Company or its applicable Subsidiary, and, to the knowledge of the Company, each other party thereto, has performed all material obligations required to be performed by it under each Material Company Contract and (iii) there is no material default under any Material Company Contract by the Company or its applicable Subsidiary or, to the knowledge of the Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of the Company or its applicable Subsidiary or, to the knowledge of the Company, any other party thereto under any such Material Company Contract, nor has the Company or any of its Subsidiaries received any notice of any such material default, event or condition. The Company has made available to Parent true and complete copies of all Material Contracts, including all amendments thereto.

Section 4.17 Insurance. Each of the Company and its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of the Company or one or more of its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which the Company operates. Section 4.17 of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of the Company, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the transactions contemplated hereby.

Section 4.18 Properties.

(a) The Company or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets, free and clear of all Liens other than (i) Liens for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the Ordinary Course of Business of the Company and its Subsidiaries and (iii) Liens that have arisen in the Ordinary Course of Business that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted (“Permitted Liens”). The tangible personal property currently used in the operation of the business of the Company and its Subsidiaries is in good working order (reasonable wear and tear excepted) and is suitable and adequate for the uses for which it is intended or is being used.

(b) Each of the Company and its Subsidiaries has complied with the terms of all leases to which it is a party in all material respects, and all such leases are in full force and effect. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases.

(c) Section 4.18(c) of the Company Disclosure Letter sets forth a true and complete list of (i) all real property owned by the Company or any of its Subsidiaries and (ii) all real property leased for the benefit of the Company or any of its Subsidiaries (the “Company Real Estate Leases” ).

(d) This Section 4.18 does not relate to intellectual property, which is the subject of Section 4.19.

Section 4.19 Intellectual Property.

(a) Section 4.19(a) of the Company Disclosure Letter sets forth a true and complete list of all (i) material patents and patent applications; (ii) material trademark registrations and applications and (iii) material copyright registrations and applications, in each case owned by the Company and its Subsidiaries (collectively, “Company Registered IP”) and a true and complete list of all domain names owned or exclusively licensed by the Company and its Subsidiaries. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (A) all of the Company Registered IP is subsisting and, in the case of any Company Registered IP that is registered or issued and to the knowledge of the Company, valid and enforceable, (B) no Company Registered IP is involved in any interference, reissue, derivation, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of the Company, no such action is threatened with respect to any of the Company Registered IP and (C) the Company or its Subsidiaries own exclusively, free and clear of any and all Liens (other than Permitted Liens), all Company Owned IP, including all Intellectual Property created on behalf of the Company or its Subsidiaries by employees or independent contractors.

(b) Section 4.19(b) of the Company Disclosure Letter accurately identifies (i) all contracts pursuant to which any material Intellectual Property licensed to the Company or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Company and its employees in Company’s standard form thereof), (ii) the corresponding contract pursuant to which such Intellectual Property is licensed to the Company or its Subsidiaries, as applicable and (iii) whether the license or licenses granted to the Company or its Subsidiaries, as applicable, are exclusive or nonexclusive.

(c) Section 4.19(c) of the Company Disclosure Letter accurately identifies each contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company Registered IP (other than (i) any confidential information provided under confidentiality agreements and (ii) any Company Registered IP nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for the Company’s and its Subsidiaries’ benefit).

(d) To the knowledge of Company, the Company Registered IP, together with the Intellectual Property licensed to Company pursuant to a contract identified on Section 4.19(b) of the Company Disclosure Letter or described in clauses (A) through (D) of Section 4.19(b)(i)), constitutes all Intellectual Property necessary for the Company and its Subsidiaries to conduct their respective businesses as currently conducted; provided, however, that the foregoing representation is not a representation with respect to noninfringement of Intellectual Property.

(e) The Company and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of all information that constitutes or constituted a material Trade Secret of the Company or its Subsidiaries, including requiring all Persons having access thereto to execute written nondisclosure agreements or other binding obligations to maintain confidentiality of such information.

(f) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) to the knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Company or its Subsidiaries, has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any Intellectual Property of any Person, (ii) neither the Company nor any of its Subsidiaries has received any written notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred and (iii) to the knowledge of the Company, no Person is infringing, misappropriating, or diluting in any material respect any Company Registered IP.

(g) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality and security of the computer and information technology systems used by the Company and its Subsidiaries (the “IT Systems”) and the information and transactions stored or contained therein or transmitted thereby, (ii) to the knowledge of the Company, during the past two (2) years, there has been no unauthorized or improper use, loss, access, transmittal, modification or corruption of any such information or data and (iii) during the past two (2) years, there have been no material failures, crashes, viruses, security breaches (including any unauthorized access to any personally identifiable information), affecting the IT Systems.

(h) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) to the knowledge of the Company, the Company and its Subsidiaries have at all times complied in all material respects with all applicable Laws relating to privacy, data protection, and the collection, retention, protection, and use of information that alone or in combination with other information can be used to identify an individual (“Personal Information”) collected, used, or held for use by the Company or any of its Subsidiaries (collectively, “Privacy Laws”), (ii) during the past two (2) years, no claims have been asserted or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries alleging a violation of any Person’s privacy or Personal Information, (iii) neither this Agreement nor the consummation of the transactions contemplated hereby will breach or otherwise violate any Privacy Laws and (iv) the Company and its Subsidiaries have taken commercially reasonable steps to protect the Personal Information collected, used or held for use by the Company or its Subsidiaries against loss and unauthorized access, use, modification, disclosure or other misuse.

(i) To the knowledge of the Company, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Company Owned IP, to the knowledge of the Company, exclusively licensed to the Company or any of its Subsidiaries, and no Governmental Entity, university, college, other educational institution or research center has, to the knowledge of the Company, any claim or right in or to such Intellectual Property.

(j) Except as set forth on Section 4.19(j) of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, will not result in the loss of, or give rise to any right of any third party to terminate or modify any of the Company’s or f its Subsidiaries’ rights or obligations under any agreement under which the Company or any of its Subsidiaries grants to any Person, or any Person grants to the Company or any of its Subsidiaries, a license or right under or with respect to any Intellectual Property that is material to any of the businesses of the Company or any of its Subsidiaries

Section 4.20 Takeover Law. The Company Board has taken all actions necessary to ensure that the Takeover Laws are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the Merger and the other transactions contemplated hereby and will not restrict, impair or delay the ability of Parent, after the Effective Time, to vote or otherwise exercise all rights as a stockholder of the Company.

“Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “affiliated transactions,” “business combination,” “fair price” or other form of anti-takeover Laws of any jurisdiction or other applicable Laws that purport to limit or restrict mergers or business combinations or the ability to limit or restrict mergers or business combinations or the ability to acquire or to vote shares, including as set forth in Section  203 of the DGCL.

Section 4.21 No Rights Plan. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company or any of its Subsidiaries is a party or is otherwise bound.

Section 4.22 Related Party Transactions. Except as set forth on Section 4.22 of the Company Disclosure Letter, since January 1, 2022 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand (other than the

Company’s Subsidiaries), and the Affiliates of the Company, on the other hand that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (assuming the Company was subject to the requirements of the Exchange Act) or otherwise.

Section 4.23 Certain Payments. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company or any of its respective Representatives acting on their behalf, (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977 or any other applicable local or foreign anti-corruption or bribery Law, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 4.24 Brokers. No broker, investment banker, financial advisor or other Person, other than as set forth on Section 4.24 of the Company Disclosure Letter, the fees and expenses of which will be paid by the Company, or following the Effective Time, Parent is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates. The Company has furnished to Parent a true and complete copy of any Contract between the Company or any of its Subsidiaries and any Person identified on Section 4.24 of the Company Disclosure Letter pursuant to which such Person could be entitled to any payment from the Company or any of its Subsidiaries, or, following the Effective Time, Parent, relating to the transactions contemplated hereby.

Section 4.25 No Other Representations and Warranties. The Company acknowledges and agrees that, except for the representations and warranties of Parent and Merger Sub set forth in ARTICLE V or in any certificate delivered by Parent or Merger Sub to the Company pursuant to this Agreement, neither the Company nor any other Person, is relying on any other representation or warranty of Parent or any other Person made outside of ARTICLE V or such certificate, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as disclosed in the Parent SEC Documents at least three Business Days prior to the date of this Agreement and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (but (i) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (ii) excluding any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward looking in nature); or (b) as set forth in the corresponding section or subsection of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”), each of Parent and Merger Sub represent and warrant to the Company as follows:

Section 5.1 Organization, Standing and Power.

(a) Each of Parent and its Subsidiaries (i) is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of this clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Agreement, “Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, or results of operations of Parent and its Subsidiaries, taken as a whole, or (B) materially impairs the ability of Parent or Merger Sub to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that in the case of clause (A) only, Parent Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which Parent operates, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (2) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in response thereto, (3) changes in Law or GAAP, or the interpretation or enforcement thereof, (4) the public announcement of this Agreement or (5) any specific action taken (or omitted to be taken) by Parent that is required by this Agreement or actions or omissions taken with the Company’s consent; provided, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to Parent and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which Parent operates.

(b) Parent has previously made available to the Company true and complete copies of the Parent Charter and Parent Bylaws and the organizational documents of Merger Sub, in each case, as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither Parent nor Merger Sub is in violation of any provision of the Parent Charter, Parent Bylaws or Certificate of Incorporation or Bylaws, respectively.

Section 5.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 75,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Parent Preferred Stock”). As of the close of business on March 29, 2024 (the “Measurement Date”), (i) 55,304,658 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding, (ii) no shares of Parent Common Stock were held by Parent in its treasury, (iii) 292,198 shares of Parent Preferred Stock (excluding treasury shares) are issued and outstanding, of which (a) 278,530 are designated Series A Preferred Stock, (b) no shares of Series B Preferred Stock were outstanding, and (c) 10,925 are designated Series C-1 Preferred Stock, (d) 898 are designated Series C-2 Preferred Stock, (e) 1,845 are designated Series C-3 Preferred Stock, (iv) no shares of Parent Preferred Stock were held by Parent in its treasury, (v) 288,261 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s Amended and Restated 2017 Omnibus Equity Incentive Plan, as amended (of which 222,459 shares were subject to outstanding Parent Options and of which 65,802 shares were subject to outstanding Parent RSUs), (vi) 692,922 Parent Warrants are issued and outstanding and (vii) 42,037 warrants to acquire shares of Parent Series C Preferred Stock are issued and outstanding. All outstanding shares of capital stock of Parent are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. Except as set forth above in this Section 5.2(a), neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Parent or such Subsidiary on any matter. Except as set forth above in this Section 5.2(a) and except for changes since the close of business on the Measurement Date resulting from the exercise of any options as described above, as of the Measurement Date, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or other voting securities or equity interests of Parent or its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock of Parent or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or its Subsidiaries or rights or interests described in the preceding clause (C) or (E) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.

(b) The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.001 per share, of which 100 shares are issued and outstanding, all of which shares are beneficially owned by Parent.

(c) The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights.

(d) To the knowledge of Parent as of the date of this Agreement and as of the Closing, no “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualifying Event”) is applicable to Parent or, to Parent’s knowledge, any Covered Person, except for a Disqualifying Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) of the Securities Act is applicable. “Covered Person” means, with respect to Parent as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1).

(e) All outstanding Parent Common Stock, Parent Preferred Stock, Parent Options, Parent RSUs and Parent Warrants and other securities of Parent have been issued and granted in material compliance with (i) the Parent Charter and the Parent Bylaws and all applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

Section 5.3 Subsidiaries. Section 5.3 of the Parent Disclosure Letter sets forth each Subsidiary of Parent. All of the issued and outstanding shares of capital stock of each Subsidiary of Parent have been duly authorized and are validly issued, fully paid, and non-assessable. Parent holds of record and beneficially all of the outstanding shares of each Subsidiary of Parent, free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities Laws). Other than the Subsidiaries listed on Section 5.3 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries owns, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person. No Subsidiary of Parent is in violation of its organizational documents.

Section 5.4 Authority.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject to (i) the Parent Stockholder Approval and (ii) the approval of this Agreement by Parent as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held at which all directors of Parent were present, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of Parent and its stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolving to recommend, upon the terms and subject to the conditions of this Agreement, that the stockholders of Parent vote to approve the Parent Stockholder Matters, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent capital stock or other securities required in connection with the consummation of the Merger and the other transactions contemplated hereby. Other than the Parent Stockholder Approval, no vote of the holders of any class or series of the Parent’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by Parent.

Section 5.5 No Conflict; Consents and Approvals.

(a) Subject to obtaining the Parent Stockholder Approval, the execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by each of Parent and Merger Sub with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both):

(i) result in the creation of any Lien in or upon any of the properties, assets or rights of Parent or any of its Subsidiaries;

(ii) contravene, conflict with or result in a violation of any of the provisions of the Parent Charter, the Parent Bylaws or any of the organizational documents of Merger Sub;

(iii) conflict with, or result in the violation or breach of, or default under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provisions of, any material Contract to which Parent or any of its Subsidiaries is a party or by which Parent, its Subsidiaries or any of their respective properties or assets may be bound, except in the case of any nonmaterial breach, default, penalty or modification; or

(iv) subject to the governmental filings and other matters referred to in Section 5.5(b), contravene, conflict with or result in a material violation of, any Law applicable to Parent or its Subsidiaries or by which Parent, its Subsidiaries or any of their respective properties or assets may be bound, except as would not reasonably be expected to be material to Parent, its Subsidiaries or any of their respective properties or assets.

(b) Other than pursuant to the Securities Act, the Exchange Act, any similar state securities Laws or any rule or regulation of Nasdaq applicable to Parent or Merger Sub or by which Parent, Merger Sub or any of their respective properties or assets may be bound, no consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for such consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to be material to Parent, Merger Sub or any of their respective properties or assets.

(c) The Parent Board and the Merger Sub board have taken all actions necessary to ensure that the Takeover Laws are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the transactions contemplated by this Agreement.

Section 5.6 SEC Reports; Financial Statements.

(a) Parent has filed with or furnished, as applicable, to the SEC on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished, as applicable, to the SEC by Parent since July 1, 2022 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case giving effect to any amendments thereto filed or furnished prior to the date that is three Business Days before the date of this Agreement.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents (i) have been prepared in a manner consistent with the books and records of Parent and its Subsidiary, (ii) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the SEC on Form 10-Q under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP, and complied in all material respects with the published rules and regulations promulgated by the SEC. Since July 1, 2023, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and in accordance with applicable Law.

(c) Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in Parent’s periodic and current reports under the Exchange Act, is made known to Parent’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Parent have evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) Parent and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to Parent’s auditors and audit committee is set forth as Section 5.6(d) of Parent Disclosure Letter.

(e) Since July 1, 2023, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent or any of its Subsidiaries.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Parent SEC Documents. To the knowledge of Parent, none of the Parent SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(g) Parent is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of Nasdaq, in each case, that are applicable to Parent.

(h) No Subsidiary of Parent is required to file any form, report, schedule, statement or other document with the SEC.

Section 5.7 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any Liability, except (a) to the extent accrued or reserved against in the unaudited consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2023 included in the Quarterly Report on Form 10-Q filed by Parent with the SEC on February 14, 2024 (without giving effect to any amendment thereto filed on or after the date hereof), (b) for liabilities and obligations incurred in the Ordinary Course of Business since December 31, 2023 that are not material to Parent and its Subsidiaries, taken as a whole, (c) Liabilities incurred in connection with the transactions contemplated hereby or (d) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to Parent or any of its Subsidiaries.

Section 5.8 Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Documents, since December 31, 2023 through the date of this Agreement, (i) except in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby, Parent and its Subsidiaries have conducted their respective business only in the Ordinary Course of Business; (ii) there has not been any Parent Material Adverse Effect and (iii) neither Parent nor any of its Subsidiaries have taken any action or committed or agreed to take any action that would be prohibited by Section 6.1(b) (without giving effect to Schedule 6.1) if such action were taken on or before the date hereof without the consent of the Company.

Section 5.9 Litigation. There is no Action (or basis therefor) pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, or any of their respective material properties or assets, or any present or former officer, director or employee of Parent or any of its Subsidiaries in such individual’s capacity as such. Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity. There is no Action pending or, to the knowledge of Parent, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 5.10 Compliance with Laws. Parent and each of its Subsidiaries are and have been in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets, including laws relating to escheat and unclaimed property. None of Parent or any of its Subsidiaries has received, since January 1, 2021, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties, assets or Parent Products (as defined below). Parent and each of its Subsidiaries have in effect all material Permits of all Governmental Entities necessary or advisable for them to own, lease or operate their properties and assets and to carry on their respective businesses and operations as now conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, nonrenewal, adverse modification or cancellation result from the consummation of the transactions contemplated hereby.

Section 5.11 Health Care Regulatory Matters. Except as set forth in Section 5.11 of the Parent Disclosure Letter:

(a) Parent and its Subsidiaries, and to the knowledge of Parent, each of their respective directors, officers, management employees, agents (while acting in such capacity), contract manufacturers, suppliers and distributors are, and at all times prior hereto were, in material compliance with all health care laws to the extent applicable to Parent, its Subsidiaries or any of their respective products or activities, including, but not limited to the Health Care Laws, to the extent applicable to Parent. To the knowledge of Parent, there are no facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws.

(b) Neither Parent nor any of its Subsidiaries is party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders or similar agreements with or imposed by any Governmental Entity.

(c) All applications, notifications, submissions, information, claims, reports and statistical analyses, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the FDA or other Governmental Entity relating to products that are regulated as drugs, medical devices, or other healthcare products under Health Care Laws, including drug and biological candidates, medical devices, compounds or products being researched, tested, stored, developed, labeled, manufactured, packed, marketed, sold and/or distributed by Parent or any of its Subsidiaries (“Parent Products”), including, without limitation, investigational new drug applications and investigational device exemptions, when submitted to the FDA or other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity. Neither Parent nor any of its Subsidiaries has knowledge of any facts or circumstances that would be reasonably likely to lead the revocation, suspension, limitation, or cancellation of a Permit required under Health Care Laws or any application for marketing approval currently pending before the FDA or such other Governmental Entity.

(d) All preclinical studies and clinical trials conducted by or, to the knowledge of Parent, on behalf of Parent or any of its Subsidiaries have been, and if still pending are being, conducted in compliance with research protocols and all applicable Health Care Laws, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312, 314 and 812. No clinical trial conducted by or on behalf of Parent or any of its Subsidiaries has been conducted using any clinical investigators who have been disqualified. No clinical trial conducted by or on behalf of the Parent or any of its Subsidiaries has been terminated or suspended prior to completion, and no clinical investigator that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or on behalf of Parent or any of its Subsidiaries has placed a clinical hold order on, or otherwise terminated, delayed or suspended, such a clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Parent Product or a failure to conduct such clinical trial in compliance with applicable Health Care Laws.

(e) All manufacturing operations conducted by or, to the knowledge of Parent, for the benefit of Parent or any of its Subsidiaries have been and are being conducted in material compliance with all Permits under applicable Health Care Laws, all applicable provisions of the FDA’s current good manufacturing practice (cGMP) regulations at 21 C.F.R. Parts 210-211 and Parts 600 and 610 and FDA’s Quality System (QS) regulations at 21 C.F.R. Part 820, and all comparable foreign regulatory requirements of any Governmental Entity.

(f) Neither Parent nor any of its Subsidiaries has received any written communication that relates to an alleged violation or noncompliance with any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, FDA Warning Letter or Untitled Letter, or any action by a Governmental Entity relating to any Health Care Laws. All Warning Letters, Form-483 observations, or comparable findings from other Governmental Entities listed in Section 5.11 of the Parent Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(g) There have been no seizures, withdrawals, recalls, detentions or suspensions of manufacturing, testing, or distribution relating to the Parent Products required or requested by a Governmental Entity, or other Safety Notices, and, to the knowledge of Parent, there are no facts or circumstances that reasonably would be expected to give rise to a Safety Notice. All Safety Notices listed in Section 5.11(g) of the Parent Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(h) Except as set forth in Section 5.11(g) of the Parent Disclosure Letter, there are no unresolved Safety Notices, and to the knowledge Parent, there are no facts that would be reasonably likely to result in a material Safety Notice with respect to the Parent Products or a termination or suspension of developing and testing of any of the Parent Products.

(i) Neither Parent or any of its Subsidiaries, nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent or any of its Subsidiaries has made an untrue statement of a material fact or fraudulent or misleading statement to a Governmental Entity, failed to disclose a material fact required to be disclosed to a Governmental Entity, or committed an act, made a statement or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its FDA Ethics Policy. None of the aforementioned is or has been under investigation resulting from any allegedly untrue, fraudulent, misleading, or false statement or omission, including data fraud, or had any action pending or threatened relating to the FDA Ethics Policy.

(j) All reports, documents, claims, Permits and notices required to be filed, maintained or furnished to the FDA or any Governmental Entity by Parent or any of its Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits or notices have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All such reports, documents, claims, Permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(k) Neither Parent or any of its Subsidiaries nor, to the knowledge of Parent, any officer, employee, agent, or distributor of Parent or any of its Subsidiaries has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Law, including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar Law. Neither Parent or any of its Subsidiaries nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law or program.

Section 5.12 Benefit Plans.

(a) Section 5.12(a) of the Parent Disclosure Letter contains a true and complete list of each material “employee benefit plan” (within the meaning of section 3(3) of ERISA, whether or not subject to ERISA), “multiemployer plans” (within the meaning of ERISA section 3(37)), and all stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, collective bargaining, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written or oral, legally binding or not, under which any current or former employee, director or consultant of Parent or any of its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits or Parent or any of its Subsidiaries sponsors or maintains, is making contributions to or has any present or future liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Parent Plans.” Parent has provided or made available to the Company a current, accurate and complete copy of each material Parent Plan, or if such Parent Plan is not in written form, a written summary of all of the material terms of such Parent Plan. With respect to each Parent Plan, Parent has furnished or made available to the Company a current, accurate and complete copy of, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the IRS, (iii) any summary plan description, summary of material modifications, and other similar material written communications (or a written description of any material oral communications) to the employees of Parent or any of its Subsidiaries concerning the extent of the benefits provided under a Parent Plan, and (iv) for the three most recent years and as applicable (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(b) Neither Parent, its Subsidiaries or any member of their Controlled Group (defined as any organization which is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Sections 414(b), (c), (m) or (o)) has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) a Pension Plan that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code.

(c) With respect to the Parent Plans:

(i) each Parent Plan complies in all material respects with its terms and materially complies in form and in operation with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii) each Parent Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred to the knowledge of Parent since the date of such letter that would reasonably be expected to cause the loss of the sponsor’s ability to rely upon such letter, and nothing has occurred to the knowledge of the Parent that would reasonably be expected to result in the loss of the qualified status of such Parent Plan;

(iii) there is no material Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Parent, threatened, relating to the Parent Plans, any fiduciaries thereof with respect to their duties to Parent Plans or the assets of any of the trusts under any of Parent Plans (other than routine claims for benefits) nor, to Parent’s knowledge, are there facts or circumstances that exist that could reasonably give rise to any such actions;

(iv) none of the Parent Plans currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by COBRA or through the last day of the month in which an employee separates from service, and none of Parent, its Subsidiaries or any members of their Parent Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any employee or former employee of Parent or any of its Subsidiaries (either individually or to employees as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA;

(v) each Parent Plan is subject exclusively to United States Law; and

(vi) the execution and delivery of this Agreement and the consummation of the Merger will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of Parent or any of its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment, or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant.

(d) Neither Parent nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan (including any Parent Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is otherwise bound to compensate any person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

Section 5.13 Labor and Employment Matters.

(a) Parent and its Subsidiaries are and for the past three (3) years have been in compliance in all material respects with all applicable Laws relating to labor and employment, including those relating to employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation, the collection and payment of withholding and/or payroll Taxes and similar Taxes, unemployment compensation, equal employment opportunity, discrimination, harassment, employee and contractor classification, information privacy and security, and continuation coverage with respect to group health plans. During the preceding three years, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of Parent, threatened, any labor dispute, work stoppage, labor strike or lockout against Parent or any of its Subsidiaries by employees.

(b) No employee of Parent or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement. To the knowledge of Parent, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of Parent or any of its Subsidiaries. There are no (i) unfair labor practice charges or complaints against Parent or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of Parent no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against Parent or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(c) To the knowledge of Parent, no current employee or officer of Parent or any of its Subsidiaries intends, or is expected, to terminate his employment relationship with such entity in connection with or as a result of the transactions contemplated hereby.

(d) During the preceding three (3) years, (i) neither Parent nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with Parent or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither Parent nor any of its Subsidiaries has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. Parent and its Subsidiaries currently properly classify and for the past three (3) years have properly classified their respective employees as exempt or nonexempt in accordance with applicable overtime laws and, to the knowledge of Parent, no person treated as an independent contractor or consultant by Parent or any of its Subsidiaries within the past three (3) years should have been properly classified as an employee under applicable Law.

(e) Except as set forth on Section 5.13(e) of the Parent Disclosure Letter, with respect to any current or former employee, officer, consultant or other service provider of Parent or any of its Subsidiaries, there are no Actions against Parent or any of its Subsidiaries pending, or to Parent’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of Parent or any of its Subsidiaries, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment related matter arising under applicable Laws, except where such action would not, individually or in the aggregate, result in Parent or any of its Subsidiaries incurring a material liability.

(f) Except as set forth on Section 5.13(f) of the Parent Disclosure Letter, the execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which Parent or any of its Subsidiaries is a party.

(g) Since January 1, 2022, (i) no allegations of workplace sexual harassment, discrimination or other misconduct have been made, initiated, filed or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective current or former directors, officers or senior level management employees, (ii) to the knowledge of Parent, no incidents of any such workplace sexual harassment, discrimination or other misconduct have occurred and (iii) neither Parent nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment, discrimination or other misconduct by any of their directors, officers or employees described in clause (i) hereof or any independent contractor.

(h) Parent and its Subsidiaries are and have at all relevant times been in compliance in all material respects with (i) COVID-19 related Laws, standards, regulations, orders and guidance (including without limitation relating to business reopening), including those issued and enforced by the Occupational Safety and Health Administration, the Centers for Disease Control, the Equal Employment Opportunity Commission, and any other Governmental Entity; and (ii) the Families First Coronavirus Response Act (including with respect to eligibility for tax credits under such Act) and any other applicable COVID-19 related leave Law, whether state, local or otherwise.

Section 5.14 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) Parent and its Subsidiaries have obtained all Permits of all Governmental Entities and any other Person that are required under any Environmental Law; (iii) there has been no release of any Hazardous Substance by Parent or any of its Subsidiaries or any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of Parent or any of its Subsidiaries under applicable Environmental Laws; (iv) neither Parent nor any of its Subsidiaries has received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that Parent or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by Parent or any of its Subsidiaries or as a result of any operations or activities of Parent or any of its Subsidiaries at any location and, to the knowledge of Parent, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Parent or any of its Subsidiaries under any Environmental Law and (vi) neither Parent, any of its Subsidiaries nor any of their respective properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

Section 5.15 Taxes.

(a) Parent has (i) filed all income and other material Tax Returns required to be filed by or on behalf of it (taking into account any applicable extensions thereof) and all such Tax Returns are true, accurate and complete in all material respects; and (ii) paid in full (or caused to be timely paid in full) all material Taxes that are required to be paid by or with respect to it, whether or not such Taxes were shown as due on such Tax Returns.

(b) All material Taxes not yet due and payable by Parent as of the date of the balance sheet included in the financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents have been, in all respects, properly accrued in accordance with GAAP on the financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents, and such financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents reflect an adequate reserve (in accordance with GAAP) for all material Taxes accrued but unpaid by Parent through the date of such financial statements. Since the date of financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents, Parent has not incurred, individually or in the aggregate, any material liability for Taxes outside the Ordinary Course of Business.

(c) Parent has not executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Tax, in each case that has not since expired.

(d) No material Tax Action with respect to Taxes or any Tax Return of Parent are presently in progress or have been asserted, threatened or proposed in writing and to the knowledge of Parent, no such Tax Action is being contemplated. No deficiencies or claims for a material amount of Taxes have been claimed, proposed, assessed or asserted in writing against Parent by a Governmental Entity, other than any such claim, proposal, assessment or assertion that has been satisfied by payment in full, settled with no further liability on the part of the Parent or withdrawn.

(e) Subject to exceptions as would not be material, the Parent has timely withheld all Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been timely paid to the relevant Governmental Entity.

(f) Parent has not engaged in a “listed transaction” as set forth in Treasury Regulations § 1.6011-4(b)(2).

(g) Parent (i) is not a party to or bound by, or has any liability pursuant to, any Tax sharing, allocation, indemnification or similar agreement or obligation other than any Ordinary Course Agreement; (ii) is not and has not been a member of a group (other than a group the common parent of which is Parent) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) does not have any liability for the Taxes of any Person (other than Parent) pursuant to Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, by Contract, or otherwise by operation of Law; or (iv) is not and has not been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(h) No private letter rulings, technical advice memoranda, or similar material agreements or rulings have been requested, entered into or issued by any taxing authority with respect to Parent which rulings remain in effect.

(i) Parent will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in, or use of improper, method of accounting requested or initiated at or prior to the Closing (other than any such change required, or any such use treated as improper, as a result of the transactions provided for herein), (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of Law) executed at or prior to the Closing, (iii) an installment sale or open transaction disposition made at or prior to the Closing, (iv) any prepaid amount received or deferred revenue accrued at or prior to the Closing, other than in respect of such amounts reflected in the balance sheet included in the financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents, or received in the Ordinary Course of Business since the date of such balance sheet, (v) to Parent’s knowledge, an intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) or (vi) an election under Section 965 of the Code, or (vii) the application of Sections 951 or 951A of the Code with respect to income earned or recognized or payments received prior to the Closing.

(j) No non-U.S. Subsidiary of the Parent (i) has recognized or is expected to recognize any material amount of “subpart F income” as defined in Section 952 of the Code, or (ii) has recognized or is expected to recognize any material amount of income under Section 951A of the Code. No non-U.S. Subsidiary of the Company has recognized or is expected to recognize any material amount of income from the ownership or sale of any “United States real property interest” within the meaning of Section 897 of the Code.

(k) There are no liens for Taxes upon any of the assets of Parent other than Liens for current Taxes and assessments not yet past due.

(l) Parent has not distributed stock of another Person or has had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(m) Parent has not been a United States real property holding corporation, as defined in Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(n) No material claim has been made in writing by any Governmental Entity in a jurisdiction where Parent does not currently file or has not filed a Tax Return that Parent is or may be subject to taxation by such jurisdiction

(o) There are no outstanding shares of company stock issued in connection with the performance of services (within the meaning of Section 83 of the Code) that immediately prior to the Effective Time are subject to a substantial risk of forfeiture (as such terms are defined in Section 83 of the Code) or for which a valid election under Section 83(b) of the Code has not been made.

(p) To Parent’s knowledge, Parent has not been, is not, and immediately prior to the Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(q) Parent has not taken any action nor knows of any fact or circumstance that could reasonably be expected to prevent the Merger (together, if required by Section 3.7, with the Second Merger) from qualifying as a transaction qualifying for the Intended Tax Treatment under Section 368 of the Code.

(r) For purposes of this Section 5.15, where the context permits, each reference to Parent shall include a reference to any person for whose Taxes Parent is liable under applicable Law.

Section 5.16 Contracts.

(a) Except as set forth in the Parent SEC Documents publicly available prior to the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or is bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act excluding, however, any Company Plans) (all such contracts, “Parent Material Contracts”).

(b) As of the date of this Agreement, (i) each Parent Material Contract is legal, valid and binding on Parent or its applicable Subsidiary and to the knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) Parent or its applicable Subsidiary, and, to the knowledge of Parent, each other party thereto, has performed all material obligations required to be performed by it under each Parent Material Contract and (iii) there is no material default under any Parent Material Contract by Parent or its applicable Subsidiary or, to the knowledge of Parent, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of Parent or its applicable Subsidiary or, to the knowledge of Parent, any other party thereto under any such Parent Material Contract, nor has Parent or any of its Subsidiaries received any notice of any such material default, event or condition. Parent has made available to the Company true and complete copies of all Parent Material Contracts, including all amendments thereto.

Section 5.17 Insurance. Each of Parent and its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of Parent or one or more of its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which Parent operates. Section 5.17 of the Parent Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of Parent or any of its Subsidiaries, or pursuant to which Parent or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither Parent nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of Parent, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor, except as set forth on Section 5.17 of the Parent Disclosure Letter, will any such cancellation or termination result from the consummation of the transactions contemplated hereby.

Section 5.18 Properties.

(a) Parent or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets, free and clear of all Liens other than Permitted Liens. The tangible personal property currently used in the operation of the business of Parent and its Subsidiaries is in good working order (reasonable wear and tear excepted), is suitable and adequate for the uses for which it is intended or is being used and, except as set forth on Section 5.18(a) of the Parent Disclosure Letter, is physically located at locations to which the Parent or one of its Subsidiaries has a valid, written lease.

(b) Each of Parent and its Subsidiaries has complied with the terms of all leases to which it is a party, in all material respects, and all such leases are in full force and effect. Each of Parent and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases.

(c) Section 5.18(c) of the Parent Disclosure Letter sets forth a true and complete list of (i) all real property owned by Parent or any of its Subsidiaries and (ii) all real property leased for the benefit of Parent or any of its Subsidiaries (the “Parent Real Estate Leases”).

(d) This Section 5.18 does not relate to intellectual property, which is the subject of Section 5.19.

Section 5.19 Intellectual Property.

(a) Section 5.19(a) of the Parent Disclosure Letter sets forth a true and complete list of all (i) material patents and patent applications; (ii) material trademark registrations and applications; and (iii) material copyright registrations and applications, in each case owned by the Parent and its Subsidiaries (collectively, “Parent Registered IP”) and a true and complete list of all domain names owned or exclusively licensed by Parent and its Subsidiaries. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) all of the Parent Registered IP is subsisting and, in the case of any Parent Registered IP that is registered or issued and to the knowledge of Parent, valid and enforceable, (ii) no Parent Registered IP is involved in any interference, reissue, derivation, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Parent, no such action is threatened with respect to any of the Parent Registered IP and (iii) Parent or its Subsidiaries own exclusively, free and clear of any and all Liens (other than Permitted Liens), all Parent Owned IP, including all Intellectual Property created on behalf of Parent or its Subsidiaries by employees or independent contractors.

(b) Parent and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of all information that constitutes or constituted a material Trade Secret of Parent or its Subsidiaries, including requiring all Persons having access thereto to execute written non-disclosure agreements or other binding obligations to maintain confidentiality of such information.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) to the knowledge of Parent, the conduct of the businesses of Parent and its Subsidiaries, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Parent or its Subsidiaries, has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any Intellectual Property of any Person, (ii) neither Parent nor any of its Subsidiaries has received any written notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred and (iii) to the knowledge of Parent, no Person is infringing, misappropriating, or diluting in any material respect any Parent Registered IP.

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality and security of the computer and information technology systems used by Parent and its Subsidiaries (the “Parent IT Systems”) and the information and transactions stored or contained therein or transmitted thereby, (ii) to the knowledge of Parent, during the past two (2) years, there has been no unauthorized or improper use, loss, access, transmittal, modification or corruption of any such information or data, and (iii) during the past two (2) years, there have been no material failures, crashes, viruses, security breaches (including any unauthorized access to any personally identifiable information), affecting the Parent IT Systems.

(e) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) to the knowledge of Parent, Parent and its Subsidiaries have at all times complied in all material respects with all applicable Privacy Laws, (ii) during the past two (2) years, no claims have been asserted or, to the knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries alleging a violation of any Person’s privacy or Personal Information, (iii) neither this Agreement nor the consummation of the transactions contemplated hereby will breach or otherwise violate any Privacy Laws and (iv) Parent and its Subsidiaries have taken commercially reasonable steps to protect the Personal Information collected, used or held for use by Parent or its Subsidiaries against loss and unauthorized access, use, modification, disclosure or other misuse.

(f) To the knowledge of Parent and, except as set forth on Section 5.9(f) of the Parent Disclosure Letter, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Parent Owned IP, to the knowledge of Parent, exclusively licensed to Parent or any of its Subsidiaries, and no Governmental Entity, university, college, other educational institution or research center has, to the knowledge of Parent, any claim or right in or to such Intellectual Property. Except as set forth on Section 5.19(f) of the Parent Disclosure Letter, the execution, delivery and performance by Parent of this Agreement, and the consummation of the transactions contemplated hereby, will not result in the loss of, or give rise to any right of any third party to terminate or modify any of Parent’s or any Subsidiaries’ rights or obligations under any agreement under which Parent or any of its Subsidiaries grants to any Person, or any Person grants to Parent or any of its Subsidiaries, a license or right under or with respect to any Intellectual Property that is material to any of the businesses of Parent or any of its Subsidiaries.

Section 5.20 Related Party Transactions. Since July 1, 2021 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and the Affiliates of Parent, on the other hand (other than Parent’s Subsidiaries) that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that have not been so disclosed in the Parent SEC Documents.

Section 5.21 Certain Payments.

(a) Neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent or any of its respective Representatives acting on their behalf (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977 or any other applicable local or foreign anti-corruption or bribery Law, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature

Section 5.22 Brokers. No broker, investment banker, financial advisor or other Person, other than Ladenburg Thalmann & Co. and Lucid Capital Markets, LLC (formerly known as Americas Executions, LLC), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Affiliates. Parent has furnished to Company a true and complete copy of any Contract (a) between the Parent and Ladenburg Thalmann & Co. pursuant to which Ladenburg Thalmann & Co. could be entitled to any payment from the Parent relating to the transactions contemplated hereby and (b) between the Parent and Lucid Capital Markets, LLC pursuant to which Lucid Capital Markets, LLC could be entitled to any payment from the Parent relating to the transactions contemplated hereby.

Section 5.23 Opinion of Financial Advisor. Parent Board has received the opinion of Lucid Capital Markets, LLC, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the qualifications, limitations, assumptions and other matters set forth therein, the Exchange Ratio, is fair, from a financial point of view, to the holders of Parent Common Stock, a signed true and complete copy of which opinion has been or will promptly be provided to the Company.

Section 5.24 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby and has engaged in no business other than in connection with the transactions contemplated by this Agreement.

Section 5.25 No Other Representations or Warranties. Parent acknowledges and agrees that, except for the representations and warranties of the Company set forth in ARTICLE IV or in any certificate delivered by the Company to Parent pursuant to this Agreement, neither Parent nor any other Person, is relying on any other representation or warranty of the Company or any other Person made outside of ARTICLE IV or such certificate, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied.

ARTICLE VI

COVENANTS

Section 6.1 Operation of Parent’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement, including the Nasdaq Reverse Split, (ii) as set forth on Section 6.1(a) of the Parent Disclosure Letter, (iii) as required by applicable Law or (iv) unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to ARTICLE VIII and the Effective Time (the “Pre-Closing Period”), Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Parent Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, including the Nasdaq Reverse Split, (ii) as set forth in Section 6.1(b) of the Parent Disclosure Letter, (iii) as required by applicable Law or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of Subsidiaries to, do any of the following:

(i) other than the CVR Distribution, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for repurchase or redemption of shares of Parent Common Stock from terminated employees, directors or consultants of Parent);

(ii) other than the CVR Distribution, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for shares of Parent Common Stock issued upon the valid exercise of Parent Options or Parent Warrants, or the settlement of Parent RSUs, in each case as issued and outstanding as of the date of this Agreement or issued in accordance with this Section 6.1), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the transactions contemplated by this Agreement;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Person or enter into a joint venture with any other Person;

(v) A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) other than the incurrence or payment of Transaction Expenses, make any capital expenditure or commitment in excess of $10,000;

(vi) (A) adopt, establish or enter into any employee plan, including, for avoidance of doubt, any equity awards plans, (B) cause or permit any employee plan to be amended other than as required by Law or in order to make amendments for the purposes of compliance with Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any employee plan disclosed to the Company), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or consultants, (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (E) hire any officer, employee or consultant;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Lien with respect to such assets or properties;

(ix) other than in the Ordinary Course of Business: (A) make, change or revoke any material Tax election; (B) file any amended income or other material Tax Return; (C) adopt or change any material accounting method in respect of Taxes; (D) enter into any material Tax closing agreement, settle any material Tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment or (F) surrender any material claim for refund;

(x) waive, settle or compromise any pending or threatened Action against Parent or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $50,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Parent or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Parent or any of its Subsidiaries;

(xi) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses;

(xii) forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xiii) other than, for the avoidance of doubt, obtaining “tail” insurance coverage in connection with the Closing, terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xiv) (A) materially change pricing or royalties or other payments set or charged by Parent or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Parent or any of its Subsidiaries;

(xv) enter into, amend or terminate any Parent Material Contract; or

(xvi) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations. Notwithstanding anything to the contrary set forth in this Agreement, no consent of the Company shall be required with respect to any matter set forth in this Section 6.1 or elsewhere in this Agreement to the extent that the requirement of such consent could violate any applicable Laws.

Section 6.2 Operation of the Company’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 6.2(a) of the Company Disclosure Letter, (iii) as required by applicable Law or (iv) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 6.2(b) of the Company Disclosure Letter, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock of the Company or other securities (except for repurchase or redemption of shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the transactions contemplated by this Agreement;

(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of Company Common Stock issued upon the valid exercise of Company Options or Company Warrants issued and outstanding as of the date of this Agreement or issued in accordance with this Section 6.2), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Person or enter into a joint venture with any other Person;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $100,000;

(vi) other than in the Ordinary Course of Business: (A) adopt, establish or enter into any employee plan, including, for the avoidance of doubt, any equity awards plans, (B) cause or permit any employee plan to be amended other than as required by law or in order to make amendments for the purposes of compliance with Section 409A of the Code, (C) pay any material bonus or make any material profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any employee plan disclosed to Parent), or materially increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (E) hire, engage or appoint any individual who may reasonably be deemed to be an “executive officer” as defined under the Exchange Act;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Lien with respect to such assets or properties, except in the Ordinary Course of Business;

(ix) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company Owned IP (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(x) other than in the Ordinary Course of Business: (A) make, change or revoke any material Tax election; (B) file any amended income or other material Tax Return; (C) adopt or change any material accounting method in respect of Taxes; (D) enter into any material Tax closing agreement, settle any material Tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment or (F) surrender any material claim for refund;

(xi) waive, settle or compromise any pending or threatened Action against the Company, other than waivers, settlements or agreements (A) for an amount not in excess of $50,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of the Company or any equitable relief on, or the admission of wrongdoing by the Company;

(xii) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the Ordinary Course of Business;

(xiii) forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xiv) other than, for the avoidance of doubt, obtaining “tail” insurance coverage in connection with the Closing, terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xv) enter into, amend or terminate any Company Material Contract;

(xvi) (A) materially change pricing or royalties or other payments set or charged by the Company or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to the Company or any of its Subsidiaries; or

(xvii) agree, resolve or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations. Notwithstanding anything to the contrary set forth in this Agreement, no consent of the Parent shall be required with respect to any matter set forth in this Section 6.2 or elsewhere in this Agreement to the extent that the requirement of such consent could violate any applicable Laws.

Section 6.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period (but, for the avoidance of doubt, at the Effective Time, the Confidentiality Agreement shall terminate and be of no further force or effect), upon reasonable advance notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such party’s Representatives to: (i) provide the other party and such other party’s Representatives with reasonable access during normal business hours to such party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such party and its Subsidiaries, (ii) provide the other party and such other party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such party and its Subsidiaries as the other party may reasonably request, (iii) permit the other party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such party responsible for such party’s financial statements and the internal controls of such party to discuss such matters as the other party may reasonably request and (iv) make available to the other party copies of any material notice, report or other document filed with or sent to or received from any Governmental Entity in connection with the transactions contemplated by this Agreement. Any investigation conducted by either Parent or the Company pursuant to this Section 6.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other party.

(b) Notwithstanding anything herein to the contrary in this Section 6.3, no access or examination contemplated by this Section 6.3 shall be permitted to the extent that it would require any party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided, that such party or its Subsidiary shall use its commercially reasonable efforts to obtain any required consents for the disclosure of such information and take such other reasonable action (including, to the extent permitted, redacted versions of any such information or entering into a joint defense agreement or similar arrangement to avoid loss of attorney-client privilege) with respect to such information as is necessary to permit disclosure without jeopardizing such attorney-client privilege or violating applicable Law, as applicable.

Section 6.4 No Solicitation.

(a) Each of Parent and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions (other than to inform any Person of the existence of the provisions of this Section 6.4) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.7 and Section 6.8), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction, (vi) take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry or (vii) publicly propose to do any of the following; provided, however, that, notwithstanding anything contained in this Section 6.4 and subject to compliance with this Section 6.4, prior to the approval of this Agreement by a party’s stockholders (i.e., the Company Stockholder Approval, in the case of the Company and its Subsidiaries, or the Parent Stockholder Approval in the case of Parent), such party may furnish non-public information regarding such party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such party’s board of directors determines in good faith, after consultation with such party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such party nor any Representative of such party shall have breached this Section 6.4 in any material respect to such Acquisition Proposal, (B) the board of directors of such party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties under applicable Law, (C) as promptly as reasonably practicable prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, such party gives the other party written notice of the identity of such Person and of such party’s intention to enter into discussions with, such Person, (D) such party receives from such Person an executed Acceptable Confidentiality Agreement and (E) as promptly as reasonably practicable prior to furnishing any such nonpublic information to such Person, such party furnishes such nonpublic information to the other party (to the extent such information has not been previously furnished by such party to the other party). Without limiting the generality of the foregoing, each party acknowledges and agrees that, in the event any Representative of such party takes any action that, if taken by such party, would constitute a breach of this Section 6.4 by such party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 6.4 by such party for purposes of this Agreement.

(b) If any party or any Representative of such party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such party shall promptly (and in no event less than twenty-four (24) hours after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such party shall keep the other party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

(c) Each party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry that has not already been terminated as of the date of this Agreement.

Section 6.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Parent, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement, (b) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (c) any Action against or involving or otherwise affecting such party or its Subsidiaries is commenced, or, to the knowledge of such party, threatened against such party or, to the knowledge of such party, any director, officer or Key Employee of such party, (d) such party becomes aware of any inaccuracy in any representation or warranty made by such party in this Agreement or (e) the failure of such party to comply with any covenant or obligation of such party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in ARTICLE VII, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Letter or the Parent Disclosure Letter for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company or the Parent, as applicable, in this Agreement or (y) determining whether any condition set forth in ARTICLE VII has been satisfied. Any failure by either party to provide notice pursuant to this Section 6.5 shall not be deemed to be a breach for purposes of Section 7.2(b) or Section 7.3(b), as applicable, unless such failure to provide such notice was knowing and intentional.

Section 6.6 Registration Statement; Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, (i) Parent shall prepare and cause to be filed with the SEC a proxy statement relating to the Parent Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Parent, in cooperation with the Company, shall prepare and cause to be filed with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued by virtue of the transactions contemplated hereby. Parent shall use its reasonable best efforts to (i) cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable and (iii) respond as soon as practicable to any comments or requests of the SEC or its staff relating to the Registration Statement. Each of the Company and Parent shall reasonably cooperate with the other party and furnish all information concerning itself and their Affiliates, as applicable, to the other parties that is required by Law to be included in the Registration Statement as the other parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement.

(b) Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will (i) comply as to form in all material respects with the requirements of applicable federal securities Laws and Nevada law and (ii) not, at the time the Registration Statement or any amendment or supplement thereto is filed with the SEC or is first mailed to Parent stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company to Parent for inclusion in the Registration Statement (including the Company Balance Sheet) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither party makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the other party or any of its Representatives regarding such other party or its Affiliates for inclusion therein.

(c) Parent shall use reasonable best efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If at any time before the Effective Time, (i) Parent, Merger Sub or the Company (A) become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration Statement, as the case may be, then such party, as the case may be, shall promptly inform the other parties thereof and shall cooperate with such other parties in filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to the Parent stockholders) or otherwise addressing such SEC request or comments and each party and shall use their reasonable best efforts to cause any such amendment to become effective, if required. Parent shall promptly notify the Company if it receives oral or written notice thereof, (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Parent Common Stock issuable in connection with the transactions contemplated by this Agreement for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(d) The Company shall provide, and cause its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company that is required by Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement (collectively, the “Company Required S-4 Information”). Without limiting the foregoing, the Company will use reasonable best efforts to cause to be delivered to Parent a consent letter of the Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement is filed with the SEC (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Parent may file the Registration Statement, or any amendment or supplement thereto, without the prior consent of the Company, provided that Parent has included the Company Required S-4 Information in the Registration Statement in substantially the same form as it was provided to Parent by the Company pursuant to this Section 6.6; provided, further, that if the prior consent of the Company is not obtained then, notwithstanding anything else herein, the Company makes no covenant or representation regarding the portion of such information supplied by or on behalf of the Company to Parent for inclusion in such Registration Statement that the Company reasonably identifies prior to such filing of the Registration Statement.

(e) As promptly as reasonably practicable following the date of this Agreement, the Company will use reasonable best efforts to furnish to Parent audited financial statements for each of its fiscal years required to be included in the Registration Statement (the “Company Audited S-4 Financial Statements”). During the Pre-Closing Period, within thirty (30) calendar days following the end of each three-month quarterly period and each fiscal year, the Company will use reasonable best efforts to furnish to Parent the unaudited interim financial statements that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim S-4 Financial Statements” and together with the Company Audited S-4 Financial Statements, the “Company S-4 Financial Statements”). Each of the Company S-4 Financial Statements will be suitable for inclusion in the Registration Statement, if applicable, and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity and cash flows of the Company as of the dates of and for the periods referred to in the Company S-4 Financial Statements.

Section 6.7 Company Stockholder Written Consent.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, the Company shall obtain the approval by written consent from Company stockholders sufficient for the Company Stockholder Approval in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the transactions contemplated by this Agreement, in accordance with the Company’s Certificate of Incorporation and Sections 228 and 251 of the DGCL, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL (the “Company Stockholder Written Consent”). Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the transactions contemplated by this Agreement.

(b) Reasonably promptly following receipt of the Company Stockholder Approval, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) notify Company stockholders that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and unanimously approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) provide the stockholders of the

Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other transactions contemplated by this Agreement in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under Section 262 of the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 6.7(b) shall be subject to Parent’s advance review and reasonable approval. The Stockholder Notice shall include therewith a copy of Section 262 of the DGCL and shall be sufficient in form and substance to start the 20-day period during which a stockholder seeking to assert appraisal rights must demand appraisal of such stockholder’s capital stock of the Company as contemplated by Section 262(d)(2) of the DGCL.

(c) The Company agrees that, subject to Section 6.7(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the transactions contemplated by this Agreement and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 6.7(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

(d) Notwithstanding anything to the contrary contained in Section 6.7(c), and subject to compliance with Section 6.4 and Section 6.7, if at any time prior to approval and adoption of this Agreement by the Company Stockholder Approval, the Company receives a bona fide written Superior Offer, the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Parent (collectively, a “Company Board Adverse Recommendation Change”) if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has during the Notice Period (as defined below), negotiated with Parent in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if after Parent shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Parent receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four (4) Business Days in advance of the Company Board Adverse Recommendation Change (the “Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Notice Period, Parent shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Parent with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.7(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

(e) The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 6.7(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Company Board Adverse Recommendation Change.

Section 6.8 Stockholders’ Meeting.

(a) As promptly as reasonably practicable after the effectiveness of the Registration Statement, Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock (the “Parent Stockholder Meeting”) to consider and vote (i) to approve this Agreement and thereby approve the transactions contemplated by this Agreement; (ii) if deemed necessary by the parties, to amend Parent’s certificate of incorporation (x) to increase the number of authorized shares of Parent Common Stock and/or (y) to effect the Nasdaq Reverse Split; (iii) to elect the directors of Parent as contemplated by Section 1.1(c); (iv) to effect the Reincorporation and (v) to adopt a new equity compensation plan, in a form approved by the Company and Parent (the “2024 Incentive Plan”), which 2024 Incentive Plan will provide for new awards for a number of shares of Parent Common Stock as mutually agreed upon by Parent and the Company, and subject to approval by the Parent Board, (for avoidance of doubt, such number of shares shall be in addition to the number of shares of Parent Common Stock subject to outstanding Parent Options and Parent RSUs or subject to Company Options assumed by Parent as contemplated by Section 3.2(a)) (clauses (i), (ii) and (iii) collectively, the “Required Parent Stockholder Proposals”, and clauses (i), (ii), (iii), (iv) and (v) collectively, the “Parent Stockholder Matters”). The Parent Stockholder Meeting shall be held as promptly as practicable after the date that the Registration Statement is declared effective under the Securities Act, and in any event, no later than 45 calendar days after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholder Meeting, or a date preceding the date on which the Parent Stockholder Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Parent Stockholder Approval, whether or not a quorum would be present or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholder Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholder Meeting as long as the date of the Parent Stockholder Meeting is not postponed or adjourned more than an aggregate of thirty (30) calendar days in connection with any postponements or adjournments.

(b) Parent agrees that (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.8 above and (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”).

(c) Notwithstanding anything to the contrary contained in Section 6.8(b), and subject to compliance with Section 6.4 and Section 6.8, if at any time prior to the Parent Stockholder Approval, Parent receives a bona fide written Superior Offer, the Parent Board may withhold, amend, withdraw or modify the Parent Board Recommendation with respect to the Required Parent Stockholder Proposals (or publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation with respect to the Required Parent Stockholder Proposals) in a manner adverse to the Company (collectively, a “Parent Board Adverse Recommendation Change”) if, but only if, following the receipt of and on account of such Superior Offer, (i) the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has, and has caused its financial advisors and outside legal counsel to, during the Parent Notice Period (as defined below), negotiated with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if after the Company shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Parent Notice Period, the Parent Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four (4) Business Days in advance of the Parent Board Adverse Recommendation Change (the “Parent Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Parent Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Acquisition Proposal and Parent will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Parent’s stockholders would receive as a result of such potential Superior Offer), Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Parent Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.8(c) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended (it being understood that there may be multiple extensions).

(d) Parent’s obligation to call, give notice of and hold the Parent Stockholder Meeting in accordance with Section 6.8(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any Parent Board Adverse Recommendation Change.

(e) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to Parent’s stockholders; provided, however, that in the case of the foregoing clause (iii) the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to make such disclosure could be reasonably likely to be inconsistent with applicable Law, including its fiduciary duties under applicable Law; provided, further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a change of the Parent Board Recommendation unless the Parent Board expressly publicly reaffirms the Parent Board Recommendation (i) in such communication or (ii) within three (3)  Business Days after being requested in writing to do so by the Company.

Section 6.9 Efforts; Transaction Litigation.

(a) The parties shall use reasonable best efforts to promptly take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, property or advisable to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each party: (i) shall make all necessary filings, registrations, declaration and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by this Agreement, (ii) shall use commercially reasonable efforts to obtain all necessary and advisable actions or non-actions, waivers and consents, (if any) (pursuant to any applicable Law or Contract, or otherwise) by such party in connection with the transactions contemplated by this Agreement or for such Contract to remain in full force and effect, (iii) shall use reasonable best efforts to lift any injunction prohibiting, or any other legal bar to, the transactions contemplated by this Agreement and (iv) shall use reasonable best efforts to satisfy the conditions precedent to the consummation of the transactions contemplated by this Agreement.

(b) Without limiting the generality of the foregoing, prior to the Closing, Parent shall give the Company prompt written notice of any litigation against Parent and/or its directors relating to this Agreement or the transactions contemplated by this Agreement (“Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and keep Company reasonably informed with respect to the status thereof. Parent shall conduct and control the settlement and defense of any Transaction Litigation; provided that prior to the Closing no such settlement shall be agreed to without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed); provided further that any settlement or other resolution of any Transaction Litigation that names one or more of the directors of Parent as a defendant and commenced prior to Closing and agreed to by Parent after the Closing shall be approved in advance by the Parent appointed Board member (such approval not to be unreasonably withheld, conditioned or delayed). Without limiting the foregoing, prior to the Closing, Parent shall give the Company the opportunity to consult with Parent in connection with the defense and settlement of any Transaction Litigation.

Section 6.10 Indemnification, Exculpation and Insurance.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Company, jointly and severally, shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Parent or the Company or either of its Subsidiary, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Parent, the Company or either of its Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, or the enforcement of such D&O Indemnified Parties’ rights under this Section 6.10, in each case, to the fullest extent permitted under applicable Law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Company, jointly and severally, upon receipt by Parent or the Surviving Company from the D&O Indemnified Party of a request therefor; provided, that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the applicable Law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) The provisions of the Parent Charter and Parent Bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent that are set forth in the Parent Charter and Parent Bylaws shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent, unless such modification is required by applicable Law. The Certificate of Incorporation and Bylaws of the Surviving Company shall contain, and Parent shall cause the Certificate of Incorporation and Bylaws of the Surviving Company to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those set forth in the Parent Charter and Parent Bylaws.

(c) From and after the Effective Time, (i) the Surviving Company shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Certificate of Incorporation and Bylaws and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Parent Charter and Parent Bylaws and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase, prior to the Effective Time, a six (6) year prepaid “D&O tail policy” for the non-cancelable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Parent’s existing policies as of the date of this Agreement, except that Parent will not commit or spend on such “D&O tail policy” annual premiums in excess of 250% of the annual premiums paid by Parent in its last full fiscal year prior to the date hereof for Parent’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance, and if such premiums for such “D&O tail policy” would exceed 250% of such annual premium, then Parent shall purchase policies that provide the maximum coverage available at an annual premium equal to 250% of such annual premium. The Company shall in good faith cooperate with Parent prior to the Effective Time with respect to the procurement of such “D&O tail policy.”

(e) From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.10 in connection with their enforcement of the rights provided to such persons in this Section 6.10.

(f) The provisions of this Section 6.10 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g) In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 6.10. Parent shall cause the Surviving Company to perform all of the obligations of the Surviving Company under this Section  6.10.

Section 6.11 Disclosure. The parties shall use their commercially reasonable efforts to agree to the text of the initial press release and Parent’s Form 8-K announcing the execution and delivery of this Agreement. Without limiting any party’s obligations under the Confidentiality Agreement, no party shall, and no party shall permit any of its Subsidiaries or any of its Representatives to, issue any further press release(s) or otherwise make any public statement, announcement or disclosure regarding the transactions contemplated by this Agreement unless: (a) the other party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such party advises the other party of, and consults with the other party regarding, the text of such press release or disclosure; provided, however, that (1) Parent may, without such consultation or consent, make any public statement, announcement or disclosure as may be required pursuant to applicable Laws, including securities Laws or stock exchange regulations and (2) each of the Company and Parent may, without such consultation or consent, make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls and make internal announcements to employees, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 6.11. Notwithstanding the foregoing, a party need not consult with any other parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.7(d) or pursuant to Section  6.8(e).

Section 6.12 Listing. At or prior to the Effective Time, Parent shall use its commercially reasonable efforts to (a) maintain its listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the transactions contemplated by this Agreement and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the Nasdaq Reverse Split (if required) and to submit a copy of the amendment to the Parent Charter effecting the Nasdaq Reverse Split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date; and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist the Company in preparing and filing an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Each of Parent and the Company will reasonably promptly inform the other party of all verbal or written communications between Nasdaq and such party or its representatives. The parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The party not filing the Nasdaq Listing Application will cooperate with the other party as reasonably requested by such filing party with respect to the Nasdaq Listing Application and promptly furnish to such filing party all information concerning itself and its members that may be required or reasonably requested in connection with any action contemplated by this Section 6.12. All Nasdaq fees associated with any action contemplated by this Section 6.12 shall be borne by the Company.

Section 6.13 Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall take all such steps as may be necessary or appropriate to cause the acquisitions of Parent Common Stock (including derivative securities with respect to such Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14 Employee Matters. At the Effective Time, Parent shall assume the employment agreements for each of the employees of the Company set forth on Section 6.14 of the Company Disclosure Letter and the Company shall cause each such employee to waive any change of control or severance benefits that would otherwise arise solely by virtue of the consummation of the Merger (alone or in combination with any other event).

Section 6.15 Takeover Law. If any Takeover Law is or may become applicable to the Merger and the transactions contemplated hereby, each of the Company, the Company Board, Parent and the Parent Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Merger and the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to render such Takeover Law inapplicable to the Merger and the transactions contemplated hereby.

Section 6.16 Tax Matters.

(a) Each of Parent and the Company will (and will cause its Affiliates to) (i) use all reasonable best efforts to cause the Merger (together, if required by Section 3.7, with the Second Merger) to constitute as a transaction qualifying for the Intended Tax Treatment and (ii) not take any action not required by this Agreement or the CVR Agreement or fail to take any action required by this Agreement or the CVR Agreement that could reasonably be expected to prevent or impede the Merger (together, if required by Section 3.7, with the Second Merger) from qualifying as a transaction qualifying for the Intended Tax Treatment. Except as otherwise required by applicable law, Parent shall not file (or cause its Affiliates, including the Company, to file) any U.S. federal, state or local Tax Return after the Closing Date in a manner that is inconsistent with the treatment of the Merger (together, if required by Section 3.7, with the Second Merger) as a transaction qualifying for the Intended Tax Treatment for U.S. federal, state income and other relevant Tax purposes, and shall not take any inconsistent position during the course of any audit, litigation or other proceeding with respect to Taxes, in each case, unless otherwise required by a determination within the meaning of Section 1313(a) of the Code or a corresponding event with respect to state or local income Tax law.

(b) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the transactions contemplated hereby shall be borne and paid by the Company. Unless otherwise required by applicable law, the Company shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Parent shall reasonably cooperate with respect thereto as necessary). The Parent shall timely file any Tax Return or other document with respect to such Taxes or fees that it is required to file under applicable law (and the Company shall reasonably cooperate with respect thereto as necessary).

(c) On the Closing Date, the Company shall provide Parent with a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations § 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations § 1.897-2(h)(2), which notice Parent shall be authorized to submit to the Internal Revenue Service

Section 6.17 Calculation of the Exchange Ratio.

(a) No later than five (5) Business Days before the Anticipated Closing Date, Parent will deliver to the Company Parent’s determination of the Exchange Ratio (the “Exchange Ratio Statement”); provided, that, the Company shall cooperate with Parent and provide information to Parent to the extent necessary to allow Parent to calculate the Exchange Ratio.

(b) No later than three (3) Business Days after delivery of the Exchange Ratio Statement (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Exchange Ratio Statement by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Exchange Ratio Statement and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(c) If, on or prior to the Response Date, the Company notifies Parent in writing that it has no objections to the Exchange Ratio Statement or, if on the Response Date, the Company fails to deliver a Dispute Notice as provided in Section 6.18(b), then the Exchange Ratio as set forth in the Exchange Ratio Statement shall be deemed to have been finally determined for purposes of this Agreement and to represent the Exchange Ratio for purposes of this Agreement.

(d) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Parent and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the Exchange Ratio, which, if agreed, shall be deemed to have been finally determined for purposes of this Agreement and to represent the Exchange Ratio for purposes of this Agreement.

(e) If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of the Exchange Ratio pursuant to Section 6.18(d) within three (3) Business Days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then any remaining disagreements as to the calculation of the Exchange Ratio shall be referred to an independent auditor of recognized national standing jointly selected by Parent and the Company. If the parties are unable to select an independent auditor within five (5) days, then either Parent or the Company may thereafter request that the American Arbitration Association (“AAA”) make such selection (either the independent auditor jointly selected by both parties or such independent auditor selected by the AAA, the “Accounting Firm”). Parent and the Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Exchange Ratio Statement and the Dispute Notice, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) Business Days of accepting its selection. Parent and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Parent and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of the Exchange Ratio made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final and binding on Parent and the Company and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Exchange Ratio for purposes of this Agreement. The parties shall delay the Closing until the resolution of the matters described in this Section 6.18(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed portion of the Exchange Ratio that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed portion of the Exchange Ratio. If this Section 6.18(e) applies as to the determination of the Exchange Ratio, upon resolution of the matter in accordance with this Section 6.18(e), the parties shall not be required to determine the Exchange Ratio again even though the Closing may occur later than the Anticipated Closing Date.

Section 6.18 Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 6.19 Officers and Directors. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the parties shall use commercially reasonable efforts and take all necessary action so that the Persons contemplated herein are elected or appointed, as applicable, to the positions of officers of Parent and officers and directors of the Surviving Company, as set forth herein, to serve in such positions effective as of the Effective Time. If any such Person is unable or unwilling to serve as officer of Parent or an officer or director of the Surviving Company, the party appointing such Person shall designate a successor. The parties shall use reasonable best efforts to have each of the Persons that will serve as directors and executive officers of the Parent following the Closing to execute and deliver a Lock-Up Agreement prior to Closing.

Section 6.20 Termination of Certain Agreements and Rights. Except as set forth on Section 6.21 of the Company Disclosure Letter, the Company shall cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements, loan agreements, promissory notes and any other similar Contracts with future obligations or contingent liabilities on the part of the Company or any of its Subsidiaries (or Parent, from and after the Closing) between the Company and any holders of capital stock of the Company (or any officer or director of the Company), including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights, to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Company.

Section 6.21 Allocation Certificate; Net Cash Schedule. The Company will prepare and deliver to Parent prior to the Closing a certificate signed by the Company’s Chief Executive Officer in a form reasonably acceptable to Parent setting forth (as of immediately prior to the Effective Time) (a) (i) the authorized capital stock of the Company, (ii) the number of shares of Company Common Stock (excluding treasury shares) issued and outstanding, (iii) the number of shares of Company Common Stock held by the Company in its treasury, (iv) the number of shares of Company Common Stock reserved for issuance pursuant to the Company Equity Plan (and the number of shares that are subject to outstanding Company Options), (v) the number of Company Warrants issued and outstanding and (vi) the number of shares of Company Common Stock reserved for issuance pursuant to the Company Warrants and (b)(i) each holder of capital stock of the Company, (ii) such holder’s name and address, (iii) the number or percentage and type of capital stock of the Company held as of the Closing Date for each such holder and (iv) the number of shares of Parent Common Stock to be issued to such holder pursuant to this Agreement in respect of the capital stock of the Company held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”). Parent will prepare and deliver to the Company prior to the Closing a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of the Parent Closing Net Cash, including each component thereof (the “Net Cash Calculation” as of the close of business on the last Business Day prior to the Closing Date) prepared and certified by Parent’s principal financial or accounting officer. Parent shall make available to the Company, as requested by the Company, the work papers and back-up materials used or useful in preparing the Net Cash Schedule.

Section 6.22 Parent SEC Documents. From the date of this Agreement to the Effective Time, Parent shall timely file with the SEC all registration statements, proxy statements, certifications, reports, schedules, exhibits, forms and other documents required to be filed by Parent with the SEC required to be filed by it under the Exchange Act or the Securities Act (“SEC Documents”). As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each SEC Document filed by Parent with the SEC (a) shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and (b) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 6.23 Legends. Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Parent Common Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock.

Section 6.24 Reincorporation Covenants. At least seven (7) Business Days prior to the initiation of the Reincorporation, Company will prepare and deliver to Parent the Parent Charter for review and comment and Parent shall provide each other agreement, document, instrument, form and/or certificate to be executed or delivered in connection with the Reincorporation to the Company for review and comment prior to any intended effective date of the Reincorporation and Parent and the Company shall accept any reasonable comments provided by the other.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions Precedent to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger and otherwise consummate the transactions contemplated by this Agreement at the Closing is subject to the satisfaction, or, to the extent permitted by applicable Law, the written waiver by each of the parties, at or prior to the Closing, of each of the following conditions:

(a) Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn. Any material state securities Laws applicable to the issuance of the shares of Parent Common

Stock in connection with the transactions contemplated by this Agreement shall have been complied with, to the extent able to be complied with prior to the Effective Time, and no stop order (or similar order) shall have been issued or threatened in writing in respect of such shares of Parent Common Stock by any applicable state securities commissioner or court of competent jurisdiction.

(b) Stockholder Approval. (i) the Company shall have obtained the Company Stockholder Approval and (ii) Parent shall have obtained the Parent Stockholder Approval.

(c) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Merger and the transactions contemplated by this Agreement.

(d) Nasdaq Listing. The approval of the Nasdaq Listing Application and the approval of the listing of the additional shares of Parent Common Stock on Nasdaq shall have been obtained and the shares of Parent Common Stock to be issued in the transactions contemplated by this Agreement and pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

(e) Lock-Up Agreement. Each Lock-Up Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(f) CVR Agreement. The CVR Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

Section 7.2 Additional Conditions Precedent to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following additional conditions:

(a) Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date) or (z) for such inaccuracies that are taken into account in the calculation of the Company Outstanding Shares and the Exchange Ratio. The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Material Adverse Effect (without giving effect to any references therein to any Material Adverse Effect or other materiality qualifications) and (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Documents. Parent shall have received the following documents, each of which shall be in full force and effect:

(i) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Section 7.2(a), (b), (d) and (e) have been duly satisfied and (ii) that the information (other than emails and addresses) set forth in the Allocation Certificate delivered by the Company in accordance with Section 6.20 is true and accurate in all respects as of the Closing Date;

(ii) a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Parent; and

(iii) the Allocation Certificate.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(e) Company Stockholder Written Consent. The Company Stockholder Written Consent executed by the stockholders of the Company shall be in full force and effect.

(f) Company Lock-Up Agreements. Stockholders of the Company representing no less than 50% of the outstanding shares of Company Common Stock on an “as-converted” basis (which includes the outstanding shares of Company Common Stock and Company Preferred Stock) as of immediately prior to the Effective Time have executed and delivered to Parent Lock-Up Agreements

(g) Committed Funding. The Company shall have received an aggregate amount of cash no less than $20,000,000 from the offering of its Company Convertible Notes.

Section 7.3 Additional Conditions Precedent to Obligation of the Company. The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following additional conditions:

(a) Accuracy of Representations. Each of the Parent Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). The Parent Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (w) for such inaccuracies which are de minimis, individually or in the aggregate, (x) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (w), as of such particular date) or (y) for such inaccuracies that are taken into account in the calculation of the Parent Outstanding Shares and the Exchange Ratio. The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations and the

Parent Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications) and (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Performance of Covenants. Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

(c) Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(i) a certificate executed by an executive officer of Parent certifying that the conditions set forth in Section 7.3(a), (b), (d) and (e) have been duly satisfied;

(ii) written resignations in forms reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Parent who are not to continue as officers or directors of Parent pursuant to Section 6.20 hereof;

(iii) the Exchange Ratio Statement; and

(iv) the Net Cash Schedule.

(d) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

(e) Parent Closing Net Cash. The Parent Closing Net Cash shall not be less than as set forth on Annex I of this Agreement.

(f) Parent Contracts. Notice terminating the Parent Contracts listed on Section 7.3(f) of the Parent Disclosure Letter shall be sent to the applicable counterparty no later than five (5) Business Days prior to the Closing Date.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated by November 1, 2024 (subject to possible extension as provided in this Section 8.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to the Company or Parent if such party’s (or in the case of Parent, Merger Sub) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is sixty (60) days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional sixty (60) days;

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;

(d) by Parent if the Company Stockholder Approval shall not have been delivered on or prior to the second (2nd) Business Day after the Registration Statement is declared effective under the Securities Act; provided, however, that once the Company Stockholder Approval has been obtained, Parent may not terminate this Agreement pursuant to this Section 8.1(d);

(e) by either Parent or the Company if (i) the Parent Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters and (ii) the Parent Stockholder Approval shall not have been obtained at the Parent Stockholder Meeting (or at any adjournment or postponement thereof); provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to Parent where the failure to obtain the Parent Stockholder Approval shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;

(f) by the Company (at any time prior to the Parent Stockholder Approval) if a Parent Triggering Event shall have occurred;

(g) by Parent (at any time prior to the adoption of this Agreement and the approval of the transactions contemplated by this Agreement by the Company Stockholder Approval) if a Company Triggering Event shall have occurred;

(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 8.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty-(30) day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 8.1(h) and (ii) Parent or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 8.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 8.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective);

(i) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 8.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty-(30) day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 8.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 8.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 8.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); or

(j) by Parent (at any time prior to the Parent Stockholder Approval) and following compliance with all of the requirements set forth in the proviso to this Section 8.1(j), upon the Parent Board authorizing Parent to enter into a Permitted Alternative Agreement; provided, however, that Parent shall not enter into any Permitted Alternative Agreement unless: (i) the Company shall have received written notice from Parent of Parent’s intention to enter into such Permitted Alternative Agreement at least four (4) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) Parent shall have complied in all material respects with its obligations under Section 6.4 and Section 6.8, (iii) the Parent Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law and (iv) Parent shall concurrently pay to the Company the Company Termination Fee in accordance with Section 8.3(c).

The party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give a notice of such termination to the other party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

Section 8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 8.2, Section 8.3 and ARTICLE IX (and the related definitions of the defined terms in such Article) shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 8.3 shall not relieve any party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

Section 8.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 8.3 and Section 6.12 all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

(b) If (i) at any time after the date of this Agreement and prior to the Parent Stockholder Meeting, an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to the Parent Board (and shall not have been withdrawn) and (ii) this Agreement is terminated by the Company pursuant to Section 8.1(f), Parent shall pay to the Company, within ten (10) Business Days after termination, a nonrefundable fee in an amount equal to $1,000,000 (the “Company Termination Fee”).

(c) If (i) at any time after the date of this Agreement and prior to the Parent Stockholder Meeting, an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to the Parent Board (and shall not have been withdrawn), (ii) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(e), and (iii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a

Subsequent Transaction, then Parent shall pay to the Company, within ten (10) Business Days after consummation of a Subsequent Transaction, the Company Termination Fee.

(d) If this Agreement is terminated by the Company pursuant to Section 8.1(e) (when at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 8.1(f)), then Parent shall pay to the Company within ten (10) Business Days after such termination, the Company Termination Fee.

(e) If this Agreement is terminated by Parent pursuant to Section 8.1(j), then Parent shall pay to the Company, concurrent with such termination, the Company Termination Fee.

(f) If (i) at any time after the date of this Agreement and before obtaining the Company Stockholder Approval, an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall have not been withdrawn) and (i) this Agreement is terminated by Parent pursuant to Section 8.1(g), then the Company shall pay to Parent, within ten (10) Business Days after termination, a nonrefundable fee in an amount equal to $1,000,000 (the “Parent Termination Fee”).

(g) If (i) at any time after the date of this Agreement and prior to obtaining the Company Stockholder Approval, an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall not have been withdrawn), (ii) this Agreement is terminated by Parent pursuant to Section 8.1(d) and (iii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Parent, within ten (10) Business Days after consummation of a Subsequent Transaction, the Parent Termination Fee.

(h) If this Agreement is terminated by the Company pursuant to Section 8.1(h), Parent shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the transactions contemplated by this Agreement, up to a maximum of $750,000 by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to Parent true and correct copies of reasonable documentation supporting such expenses.

(i) If this Agreement is terminated by Parent pursuant to Section 8.1(i), the Company shall reimburse Parent for all reasonable out-of-pocket fees and expenses incurred by Parent in connection with this Agreement and the transactions contemplated by this Agreement, up to a maximum of $750,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Parent submits to the Company true and correct copies of reasonable documentation supporting such expenses.

(j) If either party fails to pay when due any amount payable by it under this Section 8.3, then (i) such party shall reimburse the other party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other party of its rights under this Section 8.3 and (ii) such party shall pay to the other party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(k) The parties agree that, subject to Section 8.2, the payment of the fees and expenses set forth in this Section 8.3 shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, shall be the sole and exclusive remedy of each party following a termination of this Agreement under the circumstances described in this Section 8.3, it being understood that in no event shall either Parent or the Company be required to pay the individual fees or damages payable pursuant to this Section 8.3 on more than one occasion. Subject to Section 8.2, following the payment of the fees and expenses set forth in this Section 8.3 by a party, (i) such party shall have no further liability to the other party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other party giving rise to such termination, or the failure of the transactions contemplated by this Agreement to be consummated, (ii) no other party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such party or seek to obtain any recovery, judgment or damages of any kind against such party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such party) in connection with or arising out of this Agreement or the termination thereof, any breach by such party giving rise to such termination or the failure of the transactions contemplated by this Agreement to be consummated and (iii) all other parties and their respective Affiliates shall be precluded from any other remedy against such party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such party giving rise to such termination or the failure of the transactions contemplated by this Agreement to be consummated. Each of the parties acknowledges that (x) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (y) without these agreements, the parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 8.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the parties in the circumstances in which such amount is payable.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 9.2 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time, whether before or after Company Stockholder Approval or the Parent Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company or Parent, as applicable, without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 9.3 Waiver. The parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company or Parent, as applicable, without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

Section 9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to Parent or Merger Sub, to:

Kintara Therapeutics, Inc.

9920 Pacific Heights Blvd, Suite 150

San Diego, CA 92121

Attention: Robert Hoffman

Email: rhoffman@kintara.com

with a copy (which shall not constitute notice) to:

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

Attention: Steven M. Skolnick, Esq.

Email: sskolnick@lowenstein.com

(ii) if to Company or the Surviving Company, to:

TuHURA Biosciences, Inc.

10500 University Center Drive

Suite 110

Tampa, FL 3361

Attention: Dan Dearborn, Chief Financial Officer

E-mail:

with a copy (which shall not constitute notice) to:

Foley & Lardner LLP

100 North Tampa Street

Suite 2700

Tampa, FL 33602-5810

Attention: Curt P. Creely, Esq.

Garrett F. Bishop, Esq.

Email: ccreely@foley.com

gbishop@foley.com

Section 9.5 Certain Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Parent relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

(b) “Acquisition Inquiry” means, with respect to the Company or Parent, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Parent, on the one hand, or the Company, on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal.

(c) “Acquisition Proposal” means, with respect to the Company or Parent, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Parent or any of its Affiliates, on the one hand, or by or on behalf of the Company or any of its Affiliates, on the other hand, to the other party) contemplating or otherwise relating to any Acquisition Transaction with such party.

(d) “Acquisition Transaction”means any transaction or series of related transactions involving:

(i) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent Person, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its Subsidiaries or (iii) in which a party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its Subsidiaries; or

(ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its Subsidiaries, taken as a whole.

(e) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(f) “Anticipated Closing Date”means the anticipated Closing Date, as agreed upon by Parent and the Company.

(g) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in the State of New York or the State of Delaware are authorized or required by applicable Law to be closed.

(h) “Cash and Cash Equivalents“ means all (a) cash and cash equivalents, (b) marketable securities and (c) short-term investments, in each case determined in accordance with GAAP, and excluding restricted cash, if any.

(i) “Company Balance Sheet” means the audited consolidated balance sheet of the Company as at December 31, 2023, together with all related notes and schedules thereto.

(j) “Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 4.2(a) and 4.2(b).

(k) “Company Contract” means any Contract: (a) to which the Company is a Party, (b) by which the Company is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation or (c) under which the Company has or may acquire any right or interest.

(l) “Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 4.1(a), 4.1(b), 4.4 and 4.24.

(m) “Company Owned IP” means all Intellectual Property owned by the Company or any of its Subsidiaries in whole or in part.

(n) “Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal.

(o) “Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement by and between Parent and the Company, dated as of February 22, 2024.

(p) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(q) “Health Care Laws” means the FDCA; the Public Health Service Act (42 U.S.C. § 201 et seq.), including the Clinical Laboratory Improvement Amendments of 1988 (42 U.S.C. § 263a); the Federal Trade Commission Act (15 U.S.C. § 41 et seq.); the Controlled Substances Act (21 U.S.C. § 801 et seq.); the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the civil monetary penalties law (42 U.S.C. § 1320a-7a); the civil False Claims Act (31 U.S.C. § 3729 et seq.); the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)); the Stark law (42 U.S.C. § 1395nn); the Criminal Health Care Fraud Statute (18 U.S.C. § 1347); the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.) as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.); the exclusion laws (42 U.S.C. § 1320a-7); Medicare (Title XVIII of the Social Security Act); Medicaid (Title XIX of the Social Security Act); and the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (42 U.S.C. § 18001 et seq.); any regulations promulgated pursuant to such laws; and any other state, federal or ex-U.S. laws, accreditation standards, or regulations governing the manufacturing, development, testing, labeling, advertising, marketing or distribution of drugs or biological products, kickbacks, patient or program charges, recordkeeping, claims process, documentation requirements, medical necessity, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, licensure, accreditation or any other aspect of providing health care, clinical laboratory or diagnostic products or services, to the extent applicable to the Company or any of its Subsidiaries.

(r) “Intellectual Property” means all intellectual property rights of any kind or nature in any jurisdiction throughout the world, including all of the following to the extent protected by applicable law: (i) trademarks or service marks (whether registered or unregistered), trade names, domain names, social media user names, social media addresses, logos, slogans, and trade dress, including applications to register any of the foregoing, together with the goodwill symbolized by any of the foregoing; (ii) patents, utility models and any similar or equivalent statutory rights with respect to the protection of inventions, and all applications for any of the foregoing, together with all re-issuances, continuations, continuations-in-part, divisionals, revisions, extensions and reexaminations thereof; (iii) copyrights (registered and unregistered) and applications for registration; (iv) trade secrets and customer lists, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, and other confidential information (“Trade Secrets”) and (v) any other proprietary or intellectual property rights of any kind or nature.

(s) “Key Employee” of Parent or the Company, as the case may be, means (i) any executive officer of such party or any of its Subsidiaries; and (ii) any employee of such party or any of its Subsidiaries that reports directly to the Board of Directors of such party or to an executive officer of such party or any of its Subsidiaries.

(t) “knowledge” of any party means (i) the actual knowledge of any executive officer of such party or other officer having primary responsibility for the relevant matter or (ii) any fact or matter which any such officer of such party could be expected to discover or otherwise become aware of in the course of conducting a reasonably comprehensive investigation, consistent with such officer’s title and responsibilities, concerning the existence of the relevant matter. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions of counsel or any Intellectual Property rights clearance searches.

(u) “Nasdaq” means the Nasdaq Stock Market, LLC.

(v) “Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Parent Common Stock effected by Parent for the purpose of maintaining compliance with Nasdaq listing standards.

(w) “Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its normal operations and consistent with its past practices; provided, however, that to the extent such activity results in ongoing post-Closing obligations to Parent or Company, the terms of such activity shall be reasonably acceptable to Company.

(x) “Parent Capitalization Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 5.2(a) through 5.2(d).

(y) “Parent Closing Net Cash” means the amount, as of the Effective Time, without duplication, equal to (i) Parent’s Cash and Cash Equivalents determined, to the extent in accordance with GAAP, in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents and the Parent Balance Sheet, plus (ii) all prepaid expenses set forth on Section 9.5 of the Parent Disclosure Letter (that continue to be prepaid expenses in nature and amount as of the Effective Time), minus (iii) the sum of Parent’s consolidated short-term and long-term liabilities accrued as of the Closing Date to the extent in accordance with GAAP, which includes, for the avoidance of doubt, any amounts payable to Parent’s officers and directors for fees, expenses, and accrued bonuses and other liabilities, which as of the date hereof was equal to approximately $148,000 in the aggregate, minus (iv) Transaction Expenses, minus (v) to the extent payable in cash in connection with or at Closing, any and all liabilities incurred as a result of a change of control, including liabilities paid to third parties and to any employee (including change of control payments, retention payments, severance and other employee-related termination costs, or other payments) of Parent, the Company or any of their respective Subsidiaries and minus (vi) $50,000 to be reserved for future dividend payments to Series A Preferred Stock of Parent.

(z) “Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 5.1(a), Section 5.1(b), 5.4 and 5.22.

(aa) “Parent Owned IP” means all Intellectual Property owned by Parent or any of its Subsidiaries in whole or in part.

(bb) “Parent Stockholder Approval” means, approval by the holders of Parent Common Stock in accordance with Nevada law and the Parent Charter of the Required Parent Stockholder Proposals.

(cc) “Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation, (b) the Parent Board or any committee thereof shall have made a Parent Board Adverse Recommendation Change or publicly approved, endorsed or recommended any Acquisition Proposal or (c) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 6.4).

(dd) “Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

(ee) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

(ff) “Representative” means a party’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

(gg) “SEC” means the Securities and Exchange Commission.

(hh) “Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

(ii) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

(jj) “Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement, (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other party to the Agreement to amend the terms of the Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the transactions contemplated by this Agreement, (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed without unreasonable delay.

(kk) “Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document filed or supplied or required to be filed or supplied to any Governmental Entity or any other Person with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof.

(ll) “Taxes” means (i) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, license, wages, lease, service, service use, employee and other withholding, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, occupation, workers’ compensation, premium, real property, personal property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, customs duties, estimated and other taxes, fees, assessments, charges or levies of any kind whatsoever (whether imposed directly or through withholding and including taxes of any third party in respect of which a Person may have a duty to collect or withhold and remit and any amounts resulting from the failure to file any Tax Return), whether disputed or not, together with (ii) any interest and any penalties, additions to tax or additional amounts with respect thereto.

(mm) “Transaction Expenses” means the aggregate amount (without duplication) of all costs, fees and expenses incurred by Parent or any of its Subsidiaries (including Merger Sub), or for which Parent or any of its Subsidiaries are or may become liable in connection with the transactions contemplated hereby and the negotiation, preparation and execution of this Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the transactions contemplated hereby, including (a) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, tax advisors, transfer agents, proxy solicitor and other advisors of Parent and (b) any bonus, retention payments, severance, fundamental transaction, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that become due or payable to any director, officer, employee, consultant, contract counterparty or equity holder in connection with the consummation of the transactions contemplated hereby, together with the employer’s share of any payroll Taxes associated therewith; provided, however, that Transaction Expenses shall specifically exclude the value of any settlement or judgment that is awarded post-Closing relating to stockholder litigation arising out of or in connection with the transactions contemplated by this Agreement.

Section 9.6 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified.

Section 9.7 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 9.8 No Third Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as provided in Section 6.10.

(b) The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.9 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 9.10 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.11 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment or delegation without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.12 Other Remedies; Specific Performance. The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity; provided, further, for the avoidance of doubt, under no circumstance shall the Company or Parent be permitted or entitled to receive both a grant of specific performance that results in the consummation of the transactions contemplated by this Agreement and monetary damages, including, without limitation, any monetary damages in lieu of specific performance and/or the Parent Termination Fee or the Company Termination Fee, as applicable. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 9.13 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 9.14 Further Assurances. Each party agrees to cooperate fully with the other party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other party to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

Section 9.15 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 9.16 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.17 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 9.18 Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 9.19 No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

KINTARA THERAPEUTICS, INC.

By:	/s/ Robert Hoffman
Name: Robert Hoffman
Title: Chief Executive Officer

KAYAK MERGECO, INC.

By:	/s/ Robert Hoffman
Name: Robert Hoffman
Title: President and Secretary

TUHURA BIOSCIENCES, INC.

By:	/s/ James D. Bianco
Name: James D. Bianco
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex I

If the Effective Time is:

i. On or before June 30, 2024, the Parent Closing Net Cash shall not be less than $750,000;

ii. Between July 1, 2024 and July 31, 2024, the Parent Closing Net Cash shall not be less than $625,000;

iii. Between August 1, 2024 and August 31, 2024, the Parent Closing Net Cash shall not be less than $500,000; or

iv. On or after September 1, 2024, the Parent Closing Net Cash shall not be less than $0.

ANNEX B: OPINION OF LUCID

LUCID CAPITAL MARKETS

Strictly Confidential

April 2, 2024

Kintara Therapeutics, Inc.

9920 Pacific Heights Blvd., Suite 150

San Diego, CA 921121

Attention: Robert Hoffman

CEO & Chairman of the Board of Directors

Members of the Board of Directors:

We have been advised that Kintara Therapeutics, Inc., a Nevada corporation (“KTRA” or “Parent”), proposes to enter into an Agreement and Plan of Merger (the “Agreement”), by and among Kayak MergeCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and TuHura Biosciences, Inc., a Delaware corporation (“TuHURA” or the “Company”). Upon the consummation of the Merger, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) following the merger (such transaction, the “Merger”). As a result of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Company. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

Pursuant to the terms of the Agreement, promptly after the Effective Time, each share of Company Common Stock (other than any Excluded Shares or Dissenting Shares) will be converted into and become exchangeable for a number of shares of Parent Common Stock equal to the Exchange Ratio. We have assumed, with your consent, that the Parent Stockholder Vote will have been obtained prior to the consummation of the Merger. We have been informed that the Parent Closing Net Cash amount is expected to be, and we have assumed, with your consent, that it will be, approximately $1.0 million (but Parent Closing Net Cash will not be less than $0.0 million at Closing), assuming the Closing occurs in the third quarter of 2024. The terms and conditions of the Merger are more fully set forth in the Agreement.

Pursuant to the terms of the Agreement, at the Effective Time, the Board of Directors of Kintara shall declare a distribution (the “CVR Distribution”) to the holders of Parent Common Stock, the holders of certain Parent Warrants and the holders of Series C Parent Preferred Stock that are entitled to the CVR Distribution, the right to receive one contingent value right, which represents the right to receive contingent payments upon the occurrence of certain events set forth in the Contingent Value Rights Agreement, provided that the payment of such distribution may be conditioned upon the occurrence of the Effective Time (and, for the avoidance of doubt, Parent Stockholder Approval). Upon the closing of the Merger and assuming that the CVR Distribution has occurred, the holders of Company Common Stock, Company Options and Company Warrants will in the aggregate hold approximately 94.5% of the fully-diluted shares of Parent Common Stock (excluding certain Parent Options that are out-of-the money) immediately following the Merger and the Parent Stockholders will in the aggregate hold approximately 5.5% of the fully-diluted shares of Parent Common Stock (excluding certain Parent Options that are out-of-the money) immediately following the Merger.

LUCID CAPITAL MARKETS LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

Kintara Therapeutics, Inc.

April 2, 2024

We have, with your consent, relied upon the assumption that all information provided to us by Kintara and TuHURA is accurate and complete in all material respects. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion (as defined below) of which we become aware after the date hereof. We have assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Kintara or TuHURA since the date of the last financial statements made available to us. We have not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of Kintara or TuHURA, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of Kintara or TuHURA under any state or federal laws relating to bankruptcy, insolvency or similar matters.

Our Opinion does not address any legal, regulatory, tax or accounting matters related to the Merger, as to which we have assumed that Kintara and the Board of Directors have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness from a financial point of view of the Exchange Ratio as set forth in the Agreement to the holders of Parent Common Stock.

We express no view as to any other aspect or implication of the Merger or any other agreement or arrangement entered into in connection with the Merger. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission (the “SEC”), the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

In your capacity as members of the Board of Directors of Kintara (the “Board of Directors”), you have requested our opinion (our “Opinion”) as to the fairness to the shareholderes of Kintara, from a financial point of view and as of the date hereof, of the Exchange Ratio as set forth in the Agreement to the holders of Parent Common Stock.

In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•

Reviewed a draft of the Agreement, and a draft of the CVR Agreement, in each case which would be delivered in connection with the consummation of the Merger. Each of the Agreement and CVR Agreement was the most recent draft made available to us prior to the delivery of our Opinion;

•

Reviewed and analyzed certain publicly available financial and other information for each of Kintara and TuHURA, respectively, including equity research on comparable companies and on Kintara, and certain other relevant financial and operating data furnished to us by the management of each of Kintara and TuHURA, respectively;

•	Reviewed and analyzed certain relevant historical financial and operating data concerning TuHURA furnished to us by the management of TuHURA;

•	Discussed with certain members of the management of Kintara the historical and current business operations, financial condition and prospects of Kintara and TuHURA;

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

Kintara Therapeutics, Inc.

April 2, 2024

•	Reviewed and analyzed certain operating results of TuHURA as compared to operating results and the reported price and trading histories of certain publicly traded companies that we deemed relevant;

•	Reviewed and analyzed certain financial terms of the Agreement as compared to the publicly available financial terms of certain selected business combinations that we deemed relevant;

•	Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that we deemed relevant;

•	Reviewed certain pro forma financial effects of the Merger;

•

Reviewed and analyzed certain internal financial analyses, including the cash burn model over the next year, forecasts as to cost and expenses and whether concurrent capital raised would sufficiently cover select programs, reports, and other information concerning TuHURA prepared by TuHURA and modified by Kintara; and

•	Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as we deemed relevant for the purposes of our Opinion.

For purposes of rendering our Opinion we have assumed, with your consent, that except as would not be in any way meaningful to our analysis: (i) the final form of each of the Agreement and CVR Agreement will not differ from the drafts that we have reviewed; (ii) the representations and warranties of each party contained in the Agreement are true and correct in all respects; (iii) each party will perform all of the covenants and agreements required to be performed by such party under the Agreement; and (iv) the transactions contemplated by the Agreement will be consummated in accordance with the terms of the Agreement, without any waiver or amendment of any term or condition thereof. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement or otherwise required for the transactions contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed, or waivers made that would have an adverse effect on Kintara, TuHURA, or the contemplated benefits of the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes and the rules and regulations promulgated thereunder. You have informed us, and we have assumed, with your consent, that the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

It is understood that this letter is intended for the benefit and use of the Board of Directors (in its capacity as such) in its consideration of the financial terms of the Merger and, except as set forth in our engagement letter with Kintara, dated as of March 18, 2024 (the “Engagement Letter”), may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that this Opinion may be included in its entirety in any filing related to the Merger or the Parent Stockholder Vote required to be filed with the SEC and any proxy statement to be mailed to holders of Parent Common Stock. This letter does not constitute a recommendation to the Board of Directors of whether to approve the Merger or to any stockholder of Kintara or any other person as to how to vote or act with respect to the transactions contemplated by the Agreement (including the Merger) or any other matter. Our Opinion does not address Kintara’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to Kintara. We express no opinion as to the prices or ranges of prices at which shares or the securities of any person, including Kintara,

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

Kintara Therapeutics, Inc.

April 2, 2024

will trade at any time, including following the announcement or consummation of the Merger, or as to the potential effects of volatility in the credit, financial, and stock markets on Kintara, TuHURA or the transactions contemplated by the Agreement. We have not been requested to opine as to, and our Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the holders of Parent Common Stock in connection with the Merger or with respect to the fairness of any such compensation.

Lucid is an investment bank providing investment banking, brokerage, equity research, institutional sales and trading services. As part of our investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as Kintara’s financial advisor in connection with the Merger and will receive a fee for our services pursuant to the terms of our Engagement Letter, a significant portion of which is contingent upon consummation of the Merger. In addition, Kintara has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We will also receive an additional fee for rendering our Opinion set forth below pursuant to the Engagement Letter. Other than as set forth in the preceding sentence, in the two years preceding the date hereof, Lucid has not had a relationship with Kintara and has not received any fees from Kintara. In the two years preceding the date hereof, Lucid has not had a relationship with TuHURA or any of its affiliates and has not received any fees from TuHURA or any of its affiliates. Lucid and its affiliates may in the future seek to provide investment banking or financial advisory services to Kintara and TuHURA and/or their respective affiliates and expect to receive fees for the rendering of these services.

In the ordinary course of business, Lucid or certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Kintara, TuHURA or any other party that may be involved in the Merger and/or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Lucid has adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Kintara and the proposed Merger that may differ from the views of Lucid’s investment banking personnel.

The Opinion set forth below was reviewed and approved by a fairness opinion committee of Lucid.

Based upon and subject to the foregoing, including the various qualifications, limitations, assumptions and other matters set forth herein and such other factors that we deem relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Parent Common Stock.

Very truly yours,

Lucid Capital Markets, LLC

LUCID CAPITAL MARKETS, LLC

570 Lexington Ave., 40th Floor

New York, NY 10017

ANNEX C: OMNIBUS EQUITY INCENTIVE PLAN

TUHURA BIOSCIENCES, INC.

2024 EQUITY INCENTIVE PLAN

1. Purpose; Effective Date; Effect on Prior Plan.

(a) Purpose. The TuHURA Biosciences, Inc. 2024 Equity Incentive Plan (the “Plan”) has two complementary purposes: (i) to attract and retain outstanding individuals to serve as officers, directors, employees, and consultants, and (ii) to increase stockholder value. The Plan will provide participants with incentives to increase stockholder value by offering the opportunity to acquire shares of the Company’s common stock, receive monetary payments based on the value of such common stock, or receive other incentive compensation, on the potentially favorable terms that this Plan provides.

(b) Effective Date; Effect on Prior Plan. The Plan shall become effective at the Effective Time (as defined in the Merger Agreement) (the “Effective Date”), provided that the Company’s stockholders have approved the Plan on or before such date. The Plan will terminate as provided in Section 15. Following the Effective Date, no additional awards will be made under the Company’s 2017 Omnibus Equity Incentive Plan, as amended and restated (the “Prior Plan”), although awards previously granted under the Prior Plan and still outstanding as of the Effective Date will remain outstanding and continue to be subject to all terms and conditions of the Prior Plan.

2. Definitions. Capitalized terms used and not otherwise defined in this Plan or in any Award agreement have the following meanings:

(a) “10% Stockholder” means an individual who owns more than ten percent (10%) of the total combined voting power of all classes of outstanding stock of the Company, its parent or any of its Subsidiaries. In determining stock ownership, the attribution rules of Section 424(d) of the Code shall be applied.

(b) “Administrator” means the Board or the Committee; provided that, to the extent the Board or the Committee has delegated authority and responsibility as an Administrator of the Plan to one or more committees or officers of the Company as permitted by Section 3(b), the term “Administrator” shall also mean such committee(s) and/or officer(s).

(c) “Affiliate” has the meaning ascribed to such term in Rule 12b-2 under the Exchange Act. Notwithstanding the foregoing, for purposes of determining those individuals to whom an Option or a Stock Appreciation Right may be granted, the term “Affiliate” means any entity that, directly or through one or more intermediaries, is controlled by or is under common control with, the Company within the meaning of Code Sections 414(b) or (c); provided that, in applying such provisions, the phrase “at least 20 percent” shall be used in place of “at least 80 percent” each place it appears therein.

(d) “Applicable Exchange” means the national securities exchange or automated trading system on which the Stock is principally traded at the applicable time.

(e) “Award” means a grant of Options, Stock Appreciation Rights, Performance Shares, Performance Units, Stock, Restricted Stock, Restricted Stock Units, a Cash Incentive Award, or any other type of award permitted under this Plan.

(f) “Board” means the Board of Directors of the Company.

(g) “Cash Incentive Award” means the right to receive a cash payment to the extent Performance Goals are achieved (or other requirements are met), as described in Section 10.

(h) “Cause” means, with respect to a Participant, one of the following, which are listed in order of priority:

(i) the meaning given in a Participant’s employment, retention, change of control, severance or similar agreement with the Company or any Affiliate; or if none then

(ii) the meaning given in the Award agreement; or if none then

(iii) the Administrator determines that such Participant has: (A) committed any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (B) attempted to commit or participate in a fraud or act of dishonesty against the Company or an Affiliate; (C) intentionally and materially violated any contract or agreement between the Participant and the Company or an Affiliate or of any statutory duty owed to the Company or an Affiliate; (D) used or disclosed the Company’s (or an Affiliate’s) confidential information or trade secrets in an unauthorized manner; or (E) committed gross misconduct.

(i) A “Change of Control” shall be deemed to occur upon the first to occur of the following events:

(i) a Person (other than an Excluded Person) either (A) acquires twenty percent (20%) or more of the combined voting power of the outstanding securities of the Company having the right to vote in elections of directors and such acquisition shall not have been approved within sixty (60) days following such acquisition by a majority of the Continuing Directors then in office, or (B) acquires fifty percent (50%) or more of the combined voting power of the outstanding securities of the Company having a right to vote in elections of directors; or

(ii) Continuing Directors shall for any reason cease to constitute a majority of the Board; or

(iii) the Company disposes of all or substantially all of the business of the Company to a party or parties other than a Subsidiary or other Affiliate of the Company pursuant to a partial or complete liquidation of the Company, sale of the Company’s assets (including stock of a subsidiary of the Company) or otherwise; or

(iv) there is consummated a merger, consolidation or share exchange of the Company with any other corporation or the issuance of voting securities of the Company in connection with a merger, consolidation or share exchange of the Company (or any direct or indirect subsidiary of the Company), other than (A) a merger, consolidation or share exchange which would result in the voting securities of the Company outstanding immediately prior to such merger, consolidation or share exchange continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger, consolidation or share exchange, or (B) a merger, consolidation or share exchange effected to implement a recapitalization of the Company (or similar transaction) in which no Person (other than an Excluded Person) is or becomes the beneficial owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates after the Effective Date pursuant to express authorization by the Board that refers to this exception) representing twenty percent (20%) or more of either the then outstanding shares of Stock or the Company or the combined voting power of the Company’s then outstanding voting securities.

Notwithstanding the foregoing, (A) no Change of Control shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of the Stock immediately prior to such transaction or series of transactions continue to own, directly or indirectly, in the same proportions as their ownership in the Company, an entity that owns all or substantially all of the assets or voting securities of the Company immediately following such transaction or series of transactions; and (B) for purposes of an Award (1) that provides for the payment of deferred compensation that is subject to Code Section 409A or (2) with respect to which the Company permits a deferral election, the definition of “Change of Control” shall be deemed amended to conform to the requirements of Code Section 409A to the extent necessary for the Award and deferral election to comply with Code Section 409A.

(j) “Code” means the Internal Revenue Code of 1986, as amended. Any reference to a specific provision of the Code includes any successor provision and the regulations promulgated under such provision.

(k) “Committee” means the Compensation Committee of the Board, any successor committee thereto or such other committee of the Board that is designated by the Board with the same or similar authority. The Committee shall consist only of Non-Employee Directors (not fewer than two (2)) who meet the definition of “non-employee director” under Rule 16b-3(b)(3) promulgated under the Exchange Act to the extent necessary for the Plan and Awards to comply with Rule 16b-3 promulgated under the Exchange Act.

(l) “Company” means TuHURA Biosciences, Inc. (f/k/a Kintara Therapeutics, Inc.), a Delaware corporation, or any successor thereto.

(m) “Continuing Director” means a member of the Board who either was a member of the Board on the Effective Date or who subsequently became a Director and whose election, or nomination for election, was approved by a vote of at least two-thirds (2/3) of the Continuing Directors then in office.

(n) “Director” means a member of the Board.

(o) “Dividend Equivalent Unit” means the right to receive a payment, in cash or Shares, equal to the cash dividends or other cash distributions paid with respect to a Share.

(p) “Exchange Act” means the Securities Exchange Act of 1934, as amended. Any reference to a specific provision of the Exchange Act includes any successor provision and the regulations and rules promulgated under such provision.

(q) “Excluded Person” means (i) the Company or its subsidiaries, (ii) a trustee or other fiduciary holding securities under any employee benefit plan of the Company or its subsidiaries, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock in the Company

(r) “Fair Market Value” means, as of a given date, the closing sale price of a Share on the Applicable Exchange on such date or, if there shall be no such sale on such date, on the next preceding day on which such a sale shall have occurred; provided that, if so determined by the Administrator, Fair Market Value may instead mean a price that is based on the opening, closing, actual, high or low sale price, or the arithmetic mean of selling prices of, a Share, on the Applicable Exchange on the applicable date, the preceding trading day, the next succeeding trading day, or the arithmetic mean of selling prices on all trading days over a specified averaging period weighted by volume of trading on each trading day in the period that is within 30 days before or 30 days after the applicable date, as determined by the Administrator in its discretion; provided further that, if an arithmetic mean of prices is used to set a grant price or an exercise price for an Option or Stock Appreciation Right, the commitment to grant the applicable Award based on such arithmetic mean must be irrevocable before the beginning of the specified averaging period in accordance with Treasury Regulation §1.409A-1(b)(5)(iv)(A). The method of determining Fair Market Value with respect to an Award shall be determined by the Administrator and may differ depending on whether Fair Market Value is in reference to the grant, exercise, vesting, settlement, or payout of an Award. If the Stock is not traded on an established stock exchange, the Administrator shall determine in good faith the Fair Market Value in whatever manner it considers appropriate, but based on objective criteria; provided that, to the extent required to secure an exemption from Code Section 409A, Fair Market Value shall be determined using a reasonable application of a reasonable valuation method. Notwithstanding the foregoing, in the case of an actual sale of Shares, the actual sale price shall be the Fair Market Value of such Shares.

(s) “Merger Agreement” means the Agreement and Plan of Merger, dated as of April 2, 2024, by and among the Company, Kayak Mergeco, Inc. and TuHURA Biosciences, Inc.

(t) “Non-Employee Director” means a Director who is not also an employee of the Company or its Subsidiaries.

(u) “Option” means the right to purchase Shares at a stated price for a specified period of time.

(v) “Participant” means an individual selected by the Administrator to receive an Award.

(w) “Performance Goals” means any objective or subjective goals the Administrator establishes with respect to an Award. Performance Goals may include, but are not limited to, the performance of the Company or any one or more of its Subsidiaries, Affiliates or its or their business units (or any combination thereof) with respect to the following measures: (a) net earnings or net income; (b) operating earnings or operating income; (c) pretax earnings; (d) earnings per share; (f) share price, including growth measures and total stockholder return; (g) earnings before interest and taxes and related margin; (h) earnings before interest, taxes, depreciation and/or amortization and related margin; (i) sales or revenue growth, whether in general, by type of product, application or service, or by type of customer; (j) gross or operating profit or margins; (k) return measures, including return on assets, capital, investment, equity, sales or revenue; (l) economic value add with or without a capital charge; (m) cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment; (n) productivity ratios; (o) expense targets; (p) market share; (q) financial ratios as provided in credit agreements of the Company and its subsidiaries and interest expense; (r) working capital targets; (s) completion of acquisitions of businesses or companies; (t) completion of divestitures and asset sales; (u) operating metrics; and (v) any combination of any of the foregoing business criteria and associated margins. Performance Goals may also relate to a Participant’s individual performance.

The Administrator reserves the right to adjust Performance Goals, or modify the manner of measuring or evaluating a Performance Goal, for any reason the Administrator determines is appropriate, including but not limited to: (i) by excluding the effects of charges for reorganizing and restructuring; discontinued operations; asset write-downs; gains or losses on the disposition of a business; mergers, acquisitions or dispositions; and extraordinary, unusual and/or non-recurring items of gain or loss; (ii) excluding the costs of litigation, claims, judgments or settlements; (iii) excluding the effects of changes laws or regulations affecting reported results, or changes in tax or accounting principles, regulations or law; and (iv) excluding any accruals of amounts related to payments under the Plan or any other compensation arrangement maintained by the Company or an Affiliate.

The inclusion in an Award agreement of specific adjustments or modifications shall not be deemed to preclude the Administrator from making other adjustments or modifications, in its discretion, as described herein, unless the Award agreement provides that the adjustments or modifications described in such agreement shall be the sole adjustments or modifications.

(x) “Performance Shares” means the right to receive Shares to the extent Performance Goals are achieved (or other requirements are met).

(y) “Performance Unit” means the right to receive a cash payment and/or Shares valued in relation to a unit that has a designated dollar value or the value of which is equal to the Fair Market Value of one or more Shares, to the extent Performance Goals are achieved (or other requirements are met).

(z) “Person” has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, or any group of Persons acting in concert that would be considered “persons acting as a group” within the meaning of Treas. Reg. § 1.409A-3(i)(5).

(aa) “Plan” means this TuHURA Biosciences, Inc. 2024 Equity Incentive Plan, as it may be amended from time to time.

(bb) “Restricted Stock” means Shares that are subject to a risk of forfeiture or restrictions on transfer, or both a risk of forfeiture and restrictions on transfer, which may lapse upon the achievement or partial achievement of Performance Goals or upon the completion of a period of service, or both.

(cc) “Restricted Stock Unit” means the right to receive a Share or a cash payment the value of which is equal to the Fair Market Value of one Share.

(dd) “Section 16 Participants” means Participants who are subject to the provisions of Section 16 of the Exchange Act.

(ee) “Share” means a share of Stock.

(ff) “Stock” means the Company’s common stock, par value $0.001 per Share.

(gg) “Stock Appreciation Right” or “SAR” means the right to receive a cash payment, and/or Shares with a Fair Market Value, equal to the appreciation of the Fair Market Value of a Share during a specified period of time measured as the excess of (i) the Fair Market Value of the Shares subject to the SAR at the time of exercise over (ii) the grant price of the SAR, as established on the date of grant.

(hh) “Subsidiary” means any corporation, limited liability company or other limited liability entity in an unbroken chain of entities beginning with the Company if each of the entities (other than the last entities in the chain) owns the stock or equity interest possessing more than fifty percent (50%) of the total combined voting power of all classes of stock or other equity interests in one of the other entities in the chain.

3. Administration.

(a) Administration. In addition to the authority specifically granted to the Administrator in this Plan, the Administrator has full discretionary authority to administer this Plan, including but not limited to the authority to: (i) interpret the provisions of this Plan or any agreement covering an Award; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; (iii) correct any defect, supply any omission, or reconcile any inconsistency in the Plan, any Award or any agreement covering an Award in the manner and to the extent it deems desirable to carry this Plan or such Award into effect; and (iv) make all other determinations necessary or advisable for the administration of this Plan. All Administrator determinations shall be made in the sole discretion of the Administrator and are final and binding on all interested parties.

(b) Delegation to Other Committees or Officers. To the extent applicable law permits, the Board may delegate to another committee of the Board, or the Committee may delegate to a subcommittee of the Committee, or either may delegate to one or more officers of the Company, any or all of their respective authority and responsibility as an Administrator of the Plan; provided that no such delegation is permitted with respect to Stock-based Awards made to Section 16 Participants at the time any such delegated authority or responsibility is exercised unless the delegation is to another committee of the Board consisting entirely of Non-Employee Directors. If the Board or the Committee has made such a delegation, then all references to the Administrator in this Plan include such other committee, subcommittee or one or more officers to the extent of such delegation.

(c) No Liability; Indemnification. No member of the Board or the Committee, and no officer or member of any other committee to whom a delegation under Section 3(b) has been made, will be liable for any act done, or determination made, by the individual in good faith with respect to the Plan or any Award. The Company will indemnify and hold harmless each such individual as to any acts or omissions, or determinations made, in each case done or made in good faith, with respect to this Plan or any Award to the maximum extent that the law and the Company’s By-Laws permit.

4. Eligibility. The Administrator may designate any of the following as a Participant from time to time, to the extent of the Administrator’s authority: any officer or other employee of the Company or its Affiliates; any individual that the Company or an Affiliate has engaged to become an officer or employee; any consultant or advisor who provides services to the Company or its Affiliates; and any Director, including a Non-Employee Director. The Administrator’s designation of, or granting of an Award to, a Participant will not require the

Administrator to designate such individual as a Participant or grant an Award to such individual at any future time. The Administrator’s granting of a particular type of Award to a Participant will not require the Administrator to grant any other type of Award to such individual.

5. Types of Awards. Subject to the terms of this Plan, the Administrator may grant any type of Award to any Participant it selects, but only employees of the Company or a Subsidiary may receive grants of incentive stock options within the meaning of Code Section 422. Awards may be granted alone or in addition to, in tandem with, or (subject to the prohibition on repricing set forth in Section 15(e)) in substitution for any other Award (or any other award granted under another plan of the Company or any Affiliate, including the plan of an acquired entity).

6. Shares Reserved under this Plan.

(a) Plan Reserve. Subject to adjustment as provided in Section 17, an aggregate of 11,000,000 Shares are reserved for issuance under this Plan. The aggregate number of Shares reserved for issuance under this Plan shall be increased annually on the first day of each fiscal year of the Company after the Effective Date, commencing on the first day of the Company’s fiscal year 2025 and with a final increase on the first day of the 2034 fiscal year, by a number of Shares equal to the lesser of: (i) 5.0% of the outstanding shares of all classes of the Company’s common stock as of the last day of the immediately preceding fiscal year or (ii) such other number of Shares (which may be zero) as the Board may determine. The Shares reserved for issuance may be either authorized and unissued Shares or Shares reacquired at any time and now or hereafter held as treasury stock. Notwithstanding the foregoing, no more than 11,000,000 Shares may be issued pursuant to Incentive Stock Options.

(b) Depletion and Replenishment of Shares Under this Plan.

(i) The aggregate number of Shares reserved under Section 6(a) shall be depleted on the date of grant of an Award by the maximum number of Shares, if any, with respect to which such Award is granted. Notwithstanding the foregoing, an Award that may be settled solely in cash shall not cause any depletion of the Plan’s Share reserve at the time such Award is granted.

(ii) To the extent (A) an Award lapses, expires, terminates or is cancelled without the issuance of Shares under the Award (whether due currently or on a deferred basis) or is settled in cash, (B) it is determined during or at the conclusion of the term of an Award that all or some portion of the Shares with respect to which the Award was granted will not be issuable on the basis that the conditions for such issuance will not be satisfied, (C) Shares are forfeited under an Award, or (D) Shares are issued under any Award and the Company subsequently reacquires them pursuant to rights reserved upon the issuance of the Shares, then such Shares shall be recredited to the Plan’s reserve and may again be used for new Awards under this Plan, but Shares recredited to the Plan’s reserve pursuant to clause (D) may not be issued pursuant to incentive stock options. Notwithstanding the foregoing, in no event shall the following Shares be recredited to the Plan’s reserve: (I) Shares tendered or withheld in payment of the exercise price of an Option or as a result of the net settlement of an outstanding Stock Appreciation Right, (II) Shares tendered or withheld to satisfy federal, state or local tax withholding obligations, or (III) Shares purchased by the Company (subject to compliance with applicable law) using proceeds from Option exercises.

(c) Non-Employee Director Award Limitation. Subject to adjustment as provided in Section 17, the maximum number of Shares subject to any Award(s) that may be granted during any fiscal year to any individual Non-Employee Director shall not exceed that number of Shares that has a grant date fair value of, when added to any cash compensation received by such Non-Employee Director, $1,000,000 (the “Director Limit”); provided, however, that in the fiscal year in which a Non-Employee Director first joins the Board or is first designated as Chairman of the Board or Lead Director, the maximum number of Shares subject to Awards granted to the Participant may have a grant date fair value of, when added to any cash compensation received by such Non-Employee Director, up to $2,000,000; provided further that the Non-Employee Director receiving such additional compensation may not participate in the decision to award such compensation.

7. Options.

(a) General. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each Option, including but not limited to: (i) whether the Option is an “incentive stock option” which meets the requirements of Code Section 422, or a “nonqualified stock option” which does not meet the requirements of Code Section 422; (ii) the grant date, which may not be any day prior to the date that the Administrator approves the grant; (iii) the number of Shares subject to the Option; (iv) the exercise price, which may never be less than the Fair Market Value of the Shares subject to the Option as determined on the date of grant (110% of the Fair Market Value in the case of an incentive stock option granted to a 10% Stockholder); (v) the terms and conditions of vesting and exercise; (vi) the term, except that an Option must terminate no later than ten (10) years after the date of grant (five (5) years in the case of an incentive stock option granted to a 10% Stockholder); and (vii) the manner of payment of the exercise price. Except to the extent otherwise set forth in an Award agreement, a Participant shall have no rights as a holder of Stock as a result of the grant of an Option until the Option is exercised, the exercise price and applicable withholding taxes are paid and the Shares subject to the Option are issued thereunder.

(b) Incentive Stock Options.

(i) The terms of any incentive stock option should comply with the provisions of Code Section 422 except to the extent the Administrator determines otherwise.

(ii) If an Option that is intended to be an incentive stock option fails to meet the requirements thereof, the Option shall automatically be treated as a nonqualified stock option to the extent of such failure.

(iii) If any Participant shall make any disposition of Shares issued pursuant to the exercise of an incentive stock option under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), such Participant shall notify the Company of such disposition within ten (10) days thereof.

(c) Payment of Exercise Price. To the extent previously approved by the Administrator (which approval may be set forth in an Award agreement or in administrative rules), and subject to such procedures as the Administrator may specify, the payment of the exercise price of Options may be made by (i) delivery of cash or other Shares or other securities of the Company (including by attestation) having a then Fair Market Value equal to the purchase price of such Shares, (ii) by delivery (including by fax) to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions to a broker-dealer to sell or margin a sufficient portion of the Shares and deliver the sale or margin loan proceeds directly to the Company to pay for the exercise price, (iii) by surrendering the right to receive Shares otherwise deliverable to the Participant upon exercise of the Award having a Fair Market Value at the time of exercise equal to the total exercise price, or (iv) by any combination of (i), (ii) and/or (iii).

8. Stock Appreciation Rights. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each SAR, including but not limited to: (a) the grant date, which may not be any day prior to the date that the Administrator approves the grant; (b) the number of Shares to which the SAR relates; (c) the grant price, which may never be less than the Fair Market Value of the Shares subject to the SAR as determined on the date of grant; (d) the terms and conditions of exercise or maturity, including vesting; (e) the term, provided that an SAR must terminate no later than ten (10) years after the date of grant; and (f) whether the SAR will be settled in cash, Shares or a combination thereof.

9. Performance and Stock Awards.

(a) General. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each award of Shares, Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units, including but not limited to: (a) the number of Shares or units to which such Award relates; (b) whether, as a condition for the Participant to realize all or a portion of the benefit provided under the Award, one or more Performance Goals must be achieved during such period as the Administrator specifies; (c) the length of the vesting or performance period and, if different, the date on which payment of the benefit provided under the Award will be made; (d) with respect to Performance Units, whether to measure the value of each unit in relation to a designated dollar value or the Fair Market Value of one or more Shares; and (e) with respect to Restricted Stock Units and Performance Units, whether to settle such Awards in cash, in Shares (including Restricted Stock), or in a combination of cash and Shares.

(b) Stockholder Rights. Except to the extent the Administrator provides otherwise and subject to the restrictions set forth in Section 11(a), holders of Restricted Stock and Stock shall have the right to vote the Shares subject to such Awards and the right to receive any dividends declared or paid with respect to such Shares. Except to the extent the Administrator provides otherwise, holders of other types of Awards shall not have any rights as stockholders of the Company with respect to such Awards. A holder of Restricted Stock Units, Performance Shares or Performance Units shall have no rights other than those of a general creditor of the Company; such Awards represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of this Plan and the applicable Award agreement.

10. Cash Incentive Awards. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of a Cash Incentive Award, including but not limited to the Performance Goals, performance period, the potential amount payable, and the timing of payment.

11. Dividends and Dividend Equivalent Units.

(a) Prohibitions. In no event may dividends or Dividend Equivalent Units be awarded with respect to Options, SARs or any other stock-based award that is not a grant of Stock, Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units. Notwithstanding anything to the contrary in this Plan, and for the avoidance of doubt, this Plan expressly prohibits the payment of dividends or Dividend Equivalent Units on unvested Awards for all equity Award types.

(b) Dividends. If cash dividends are paid while Restricted Stock is unvested, then such dividends will either, at the discretion of the Administrator, be (i) automatically reinvested as additional Shares of Restricted Stock that are subject to the same terms and conditions, including the risk of forfeiture, as the original grant of Restricted Stock, or (ii) paid in cash at the same time and the same extent that the Restricted Stock vests. For clarity, in no event will dividends be distributed to a Participant unless, until and to the same extent as the underlying Shares of Restricted Stock vests.

(c) Dividend Equivalent Units. The Administrator may grant Dividend Equivalent Units only in tandem with Restricted Stock Units, Performance Shares or Performance Units. Dividend Equivalent Units will either, at the discretion of the Administrator, be (i) accumulated and paid, in cash or Shares in the Administrator’s discretion, at the same time and to the same extent that the underlying Award vests or is earned or (ii) reinvested in additional units that are subject to the same terms and conditions (including vesting and forfeiture) as the underlying Award. The Administrator will determine all other terms and conditions of each award of Dividend Equivalent Units. For clarity, in no event will a Participant receive payment with respect to a Dividend Equivalent Unit unless, until and to the same extent as the underlying Award vests and is paid.

12. Other Stock-Based Awards. Subject to the terms of this Plan, the Administrator may grant to a Participant shares of unrestricted Stock as replacement for other compensation to which the Participant is entitled, such as in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right, or as a bonus.

13. Discretion to Accelerate Vesting. The Administrator may accelerate the vesting of an Award or deem an Award to be earned, in whole or in part, in the event of a Participant’s death, disability (as defined by the Administrator), retirement, or termination without Cause, or as provided in Section 17(c) or upon any other event as determined by the Administrator in its sole and absolute discretion.

14. Transferability. Awards may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a Participant, including to any financial institution, other than by will or the laws of descent and distribution, unless and to the extent the Administrator allows a Participant to: (a) designate in writing a beneficiary to exercise the Award or receive payment under the Award after the Participant’s death; (b) transfer an Award to the former spouse of the Participant as required by a domestic relations order incident to a divorce; or (c) otherwise transfer an Award; provided, however, that (i) in each case the assignee shall not further sell, pledge, transfer, assign or otherwise alienate or hypothecate such Award, and (ii) with respect to clause (c) the Participant may not receive consideration for such a transfer of an Award.

15. Term of Plan; Termination and Amendment; Survival; Repricing and Backdating Prohibited; Foreign Participation; Deferrals.

(a) Term of Plan. Unless the Board earlier terminates this Plan pursuant to Section 15(b), this Plan will terminate on, and no further Awards may be granted under this Plan after, the tenth (10th) anniversary of the latest date on which this Plan, or any amendment thereto or restatement thereof, has been approved by the Company’s stockholders.

(b) Termination and Amendment. The Board or the Administrator may amend, alter, suspend, discontinue or terminate this Plan at any time, subject to the following limitations:

(i) the Board must approve any amendment of this Plan to the extent the Company determines such approval is required by: (A) prior action of the Board, (B) applicable corporate law, or (C) any other applicable law;

(ii) stockholders must approve any amendment of this Plan (which may include an amendment to materially increase the number of Shares specified in Section 6(a), except as permitted by Section 17) to the extent the Company determines such approval is required by: (A) Section 16 of the Exchange Act, (B) the Code, (C) the listing requirements of any principal securities exchange or market on which the Shares are then traded, or (D) any other applicable law; and

(iii) stockholders must approve an amendment that would diminish the protections afforded by Section 15(e).

If the Board or the Administrator takes any action under this Plan that is not, at the time of such action, authorized by this Plan, but that could be authorized by this Plan as amended by the Board or the Administrator, as applicable, the Board or Administrator action will be deemed to constitute an amendment to this Plan to authorize such action to the extent permissible under applicable law and the requirements of any principal securities exchange or any Applicable Exchange.

(c) Amendment, Modification, Cancellation and Disgorgement of Awards.

(i) Except as provided in Section 15(e) and subject to the requirements of this Plan, the Administrator may modify, amend or cancel any Award, or waive any restrictions or conditions applicable to any Award or the exercise of the Award; provided that, except as otherwise provided in the Plan or the Award agreement, any modification or amendment that materially diminishes the rights of the Participant, or the cancellation of an Award, shall be effective only if agreed to by the Participant or any other person(s) as may then have an interest in such Award, but the Administrator need not obtain Participant (or other interested party) consent for the modification, amendment or cancellation of an Award pursuant to the provisions of subsection (ii) or Section 17 or as follows: (A) to the extent the Administrator deems such action necessary to comply with any applicable law or the listing requirements of any Applicable Exchange; (B) to the extent the Administrator deems necessary to preserve favorable accounting or tax treatment of any Award for the Company; or (C) to the extent the Administrator determines that such action does not materially and adversely affect the value of an Award or that such action is in the best interest of the affected Participant (or any other person(s) as may then have an interest in the Award). Notwithstanding the foregoing, unless determined otherwise by the Administrator, any such amendment shall be made in a manner that will enable an Award intended to be exempt from Code Section 409A to continue to be so exempt, or to enable an Award intended to comply with Code Section 409A to continue to so comply.

(ii) Notwithstanding anything to the contrary in an Award agreement, the Administrator shall have full power and authority to terminate or cause the Participant to forfeit the Award, and require the Participant to disgorge to the Company any gains attributable to the Award, if the Participant engages in any action constituting, as determined by the Administrator in its discretion, Cause for termination or a breach of a material Company policy, any Award agreement or any other agreement between the Participant and the Company or an Affiliate concerning noncompetition, nonsolicitation, confidentiality, trade secrets, intellectual property, nondisparagement or similar obligations.

(iii) Any Awards granted pursuant to this Plan, and any Stock issued or cash paid pursuant to an Award, shall be subject to any recoupment or clawback policy that is adopted by the Company, including, but not limited to any clawback pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Rule 10D-1 under the Exchange Act or other applicable law, or any recoupment or similar requirement otherwise made applicable by law, regulation or listing standards to the Company from time to time. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or be deemed a “constructive termination” (or any similar term) as such terms are used in any agreement between any Participant and the Company.

(d) Survival of Authority and Awards. Notwithstanding the foregoing, the authority of the Board and the Administrator under this Section 15 and to otherwise administer the Plan with respect to then-outstanding Awards will extend beyond the date of this Plan’s termination. In addition, termination of this Plan will not affect the rights of Participants with respect to Awards previously granted to them, and all unexpired Awards will continue in force and effect after termination of this Plan except as they may lapse or be terminated by their own terms and conditions.

(e) Repricing and Backdating Prohibited. Notwithstanding anything in this Plan to the contrary, and except for the adjustments provided for in Section 17, neither the Administrator nor any other person may, without stockholder approval (i) amend the terms of outstanding Options or SARs to reduce the exercise or grant price of such outstanding Options or SARs; (ii) cancel outstanding Options or SARs in exchange for Options or SARs with an exercise or grant price that is less than the exercise or grant price of the original Options or SARs; (iii) cancel outstanding Options or SARs with an exercise or grant price above the current Fair Market Value of a Share in exchange for cash or other securities; or (iv) take any other action with respect to an Award that would be treated as a repricing under generally accepted accounting principles. In addition, the Administrator may not make a grant of an Option or SAR with a grant date that is effective prior to the date the Administrator takes action to approve such Award.

(f) Foreign Participation. To assure the viability of Awards granted to Participants employed or residing in foreign countries, the Administrator may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, accounting or custom. Moreover, the Administrator may approve such supplements to, or amendments, restatements or alternative versions of, this Plan as it determines is necessary or appropriate for such purposes. Any such amendment, restatement or alternative versions that the Administrator approves for purposes of using this Plan in a foreign country will not affect the terms of this Plan for any other country. In addition, all such supplements, amendments, restatements or alternative versions must comply with the provisions of Section 15(b)(ii).

(g) Deferrals. The Administrator may permit or require the deferral of any Award or Award payment into a deferred compensation arrangement, subject to such rules and procedures as it may establish. Any such deferrals shall be made in a manner that complies with Code Section 409A.

16. Taxes.

(a) Withholding. In the event the Company or one of its Affiliates is required to withhold any Federal, state or local taxes or other amounts in respect of any income recognized by a Participant as a result of the grant, vesting, payment or settlement of an Award or disposition of any Shares acquired under an Award, the Company may satisfy such obligation by:

(i) If cash is payable under an Award, deducting (or requiring an Affiliate to deduct) from such cash payment the amount needed to satisfy such obligation;

(ii) If Shares are issuable under an Award, then to the extent previously approved by the Administrator (which approval may be set forth in an Award agreement or in administrative rules), and subject to such procedures as the Administrator may specify, (A) withholding Shares having a Fair Market Value equal to such obligations; or (B) allowing the Participant to elect to (I) have the Company or its Affiliate withhold Shares otherwise issuable under the Award, (II) tender back Shares received in connection with such Award or (III) deliver other previously owned Shares, in each case having a Fair Market Value equal to the amount to be withheld; provided that the amount to be withheld under this clause (ii) may not exceed the total maximum statutory tax withholding obligations associated with the transaction to the extent needed for the Company and its Affiliates to avoid an accounting charge. If an election is provided, the election must be made on or before the date as of which the amount of tax to be withheld is determined and otherwise as the Administrator requires; or

(iii) Deducting (or requiring an Affiliate to deduct) the amount needed to satisfy such obligation from any wages or other payments owed to the Participant, requiring such Participant to pay to the Company or its Affiliate, in cash, promptly on demand, or make other arrangements satisfactory to the Company or its Affiliate regarding the payment to the Company or its Affiliate of the amount needed to satisfy such obligation.

(b) No Guarantee of Tax Treatment. Notwithstanding any provisions of this Plan to the contrary, the Company does not guarantee to any Participant or any other Person with an interest in an Award that (i) any Award intended to be exempt from Code Section 409A shall be so exempt, (ii) any Award intended to comply with Code Section 409A or Code Section 422 shall so comply, or (iii) any Award shall otherwise receive a specific tax treatment under any other applicable tax law, nor in any such case will the Company or any Affiliate be required to indemnify, defend or hold harmless any individual with respect to the tax consequences of any Award.

17. Adjustment and Change of Control Provisions.

(a) Adjustment of Shares. If (i) the Company shall at any time be involved in a merger or other transaction in which the Shares are changed or exchanged; (ii) the Company shall subdivide or combine the Shares or the Company shall declare a dividend payable in Shares, other securities (other than stock purchase rights issued pursuant to a stockholder rights agreement) or other property; (iii) the Company shall effect a cash dividend the amount of which, on a per Share basis, exceeds ten percent (10%) of the Fair Market Value of a Share at the time the dividend is declared, or the Company shall effect any other dividend or other distribution on the Shares in the form of cash, or a repurchase of Shares, that the Board determines by resolution is special or extraordinary in nature or that is in connection with a transaction that the Company characterizes publicly as a recapitalization or reorganization involving the Shares; or (iv) any other event shall occur, which, in the case of this clause (iv), in the judgment of the Administrator necessitates an adjustment to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, then the Administrator shall, in such manner as it may deem equitable to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, adjust any or all of: (A) the number and type of shares subject to this Plan (including the number and type of shares described in Section 6(a)) and which may after the event be made the subject of Awards; (B) the number and type of shares subject to outstanding Awards; (C) the grant, purchase, or exercise price with respect to any Award; and (D) the Performance Goals of an Award. In any such case, the

Administrator may also (or in lieu of the foregoing) make provision for a cash payment to the holder of an outstanding Award in exchange for the cancellation of all or a portion of the Award (without the consent of the holder of an Award) in an amount determined by the Administrator effective at such time as the Administrator specifies (which may be the time such transaction or event is effective). However, in each case, with respect to Awards of incentive stock options, no such adjustment may be authorized to the extent that such authority would cause this Plan to violate Code Section 422(b). Further, the number of Shares subject to any Award payable or denominated in Shares must always be a whole number. In any event, previously granted Options or SARs are subject to only such adjustments as are necessary to maintain the relative proportionate interest the Options and SARs represented immediately prior to any such event and to preserve, without exceeding, the value of such Options or SARs.

Without limitation, in the event of any reorganization, merger, consolidation, combination or other similar corporate transaction or event, whether or not constituting a Change of Control (other than any such transaction in which the Company is the continuing corporation and in which the outstanding Stock is not being converted into or exchanged for different securities, cash or other property, or any combination thereof), the Administrator may substitute, on an equitable basis as the Administrator determines, for each Share then subject to an Award and the Shares subject to this Plan (if the Plan will continue in effect), the number and kind of shares of stock, other securities, cash or other property to which holders of Stock are or will be entitled in respect of each Share pursuant to the transaction.

Notwithstanding the foregoing, in the case of a stock dividend (other than a stock dividend declared in lieu of an ordinary cash dividend) or subdivision or combination of the Shares (including a reverse stock split), if no action is taken by the Administrator, adjustments contemplated by this subsection that are proportionate shall nevertheless automatically be made as of the date of such stock dividend or subdivision or combination of the Shares.

(b) Issuance or Assumption. Notwithstanding any other provision of this Plan, and without affecting the number of Shares otherwise reserved or available under this Plan, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, the Administrator may authorize the issuance or assumption of awards under this Plan upon such terms and conditions as it may deem appropriate.

(c) Effect of Change of Control.

(i) Upon a Change of Control, except to the extent otherwise provided in an applicable Award agreement, if the successor or surviving corporation (or parent thereof) so agrees, then, without the consent of any Participant (or other person with rights in an Award), some or all outstanding Awards may be assumed, or replaced with the same type of award with similar terms and conditions, by the successor or surviving corporation (or parent thereof) in the Change of Control transaction, subject to the following requirements:

(A) Each Award which is assumed by the successor or surviving corporation (or parent thereof) shall be appropriately adjusted, immediately after such Change of Control, to apply to the number and class of securities which would have been issuable to the Participant upon the consummation of such Change of Control had the Award been exercised, vested or earned immediately prior to such Change of Control, and such other appropriate adjustments in the terms and conditions of the Award shall be made.

(B) If the securities to which the Awards relate after the Change of Control are not listed and traded on a national securities exchange, then (1) the Participant shall be provided the option, upon exercise or settlement of an Award, to elect to receive, in lieu of the issuance of such securities, cash in an amount equal to the fair value equal of the securities that would have otherwise been issued and (2) for purposes of determining such fair value, no reduction shall be taken to reflect a discount for lack of marketability, minority interest or any similar consideration.

(C) Upon the Participant’s termination of employment within two years following the Change of Control (1) by the successor or surviving corporation without Cause, (2) by reason of death or disability, or (3) by the Participant for “good reason,” as defined in any Award agreement or any employment, retention, change of control, severance or similar agreement between the Participant and the Company or any Affiliate, if any, all of the Participant’s Awards that are in effect as of the date of such termination shall vest in full or be deemed earned in full (assuming target performance goals provided under such Award were met, if applicable) effective on the date of such termination. In the event of any other termination of employment within two years after a Change of Control that is not described herein, the terms of the Award agreement shall apply.

(ii) To the extent the purchaser, successor or surviving entity (or parent thereof) in the Change of Control transaction does not assume the Awards or issue replacement awards as provided in clause (i) (including, for the avoidance of doubt, by reason of a Participant’s termination of employment in connection with the Change of Control), then, except to the extent otherwise provided in an applicable Award agreement or another agreement between the Participant and the Company or an Affiliate, or unless the Administrator otherwise determines:

(A) Each Option or SAR that is then held by a Participant who is employed by or in the service of the Company or an Affiliate shall either (I) become immediately exercisable and remain so for a period of fifteen (15) days prior to the consummation of the Change of Control (with any exercisability being conditioned and effective upon such consummation and any unexercised Options or SARs terminating upon such consummation) or (II) be cancelled (whether or not then vested) on the date of the Change of Control in exchange for a payment in cash or securities having a value (as determined by the Administrator) equal to the excess of the Change of Control Price (as defined below) of the Shares covered by the Option or SAR that is so cancelled over the purchase or grant price of such Shares under the Award; provided, however, that all Options and SARs that have a purchase or grant price that is greater than the Change of Control Price shall be cancelled for no consideration;

(B) Restricted Stock and Restricted Stock Units (that are not Performance Awards) that are not then vested shall vest in full as of immediately prior to the Change of Control and may, in the Administrator’s discretion, be cancelled in exchange for a payment in cash or securities having a value (as determined by the Administrator) equal to the Change of Control Price of the Shares covered by the Award that is so cancelled;

(C) All Performance Shares, Performance Units, and Cash Incentive Awards for which the performance period has expired shall be paid based on actual performance (and assuming all employment or other requirements had been met in full); and all Performance Shares, Performance Units and Cash Incentive Awards for which the performance period has not expired shall be cancelled in exchange for a payment in cash or securities having a value (as determined by the Administrator) equal to the amount that would have been due under such Award(s), valued assuming that the target Performance Goals had been met at the time of such Change of Control;

(D) All Dividend Equivalent Units that are not vested shall vest (to the same extent as the Award granted in tandem with the Dividend Equivalent Unit, if applicable) and be paid; and

(E) All other Awards that are not vested shall vest and if an amount is payable under such vested Award, such amount shall be paid in cash or securities based on the value of the Award.

“Change of Control Price” shall mean the per share price paid or deemed paid in the Change of Control transaction, as determined by the Administrator. For purposes of this clause (ii), if the value of an Award is based on the Fair Market Value of a Share, Fair Market Value shall be deemed to mean the Change of Control Price.

(d) Application of Limits on Payments. Notwithstanding any other provision of this Plan or of any other agreement, contract, or understanding heretofore or hereafter entered into by a Participant with the Company or any Affiliate, except an agreement, contract, or understanding that expressly addresses Section 280G or

Section 4999 of the Code (an “Other Agreement”), and notwithstanding any formal or informal plan or other arrangement for the direct or indirect provision of compensation to the Participant (including groups or classes of Participants or beneficiaries of which the Participant is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Participant (a “Benefit Arrangement”), if the Participant is a “disqualified individual,” as defined in Section 280G(c) of the Code, any Option, Restricted Stock, Restricted Stock Unit, Performance Share or Performance Unit held by that Participant and any right to receive any payment or other benefit under this Plan shall not become exercisable or vested (i) to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the Participant under this Plan, all Other Agreements, and all Benefit Arrangements, would cause any payment or benefit to the Participant under this Plan to be considered a “parachute payment” within the meaning of Section 280G(b)(2) of the Code as then in effect (a “Parachute Payment”) and (ii) if, as a result of receiving a Parachute Payment, the aggregate after-tax amounts received by the Participant from the Company under this Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by the Participant without causing any such payment or benefit to be considered a Parachute Payment. In the event that the receipt of any such right to exercise, vesting, payment, or benefit under this Plan, in conjunction with all other rights, payments, or benefits to or for the Participant under any Other Agreement or any Benefit Arrangement would cause the Participant to be considered to have received a Parachute Payment under this Plan that would have the effect of decreasing the after-tax amount received by the Participant as described in clause (ii) of the preceding sentence, then the rights, payments, or benefits under this Plan, any Other Agreements, and any Benefit Arrangements shall be reduced or eliminated in the following manner and order: any such reduction or elimination in rights, payments and benefits shall be applied first against the latest scheduled cash payments; then current cash payments; then any equity or equity derivatives that are included under Code Section 280G at full value rather than accelerated value (with the highest value reduced or eliminated first); then any equity or equity derivatives included under Code Section 280G at an accelerated value (and not at full value) shall be reduced or eliminated with the highest value reduced or eliminated first (as such values are determined under Treasury Regulation 1.280G-1, Q&A 24); finally any other non-cash benefits will be reduced or eliminated in the order of latest scheduled payments to earliest scheduled payments.

18. Effect of Termination on Awards.

(a) Termination for Cause. If a Participant’s employment or service is terminated for Cause, then all Awards and grants of every type, whether or not then vested, shall terminate no later than the Participant’s last day of employment. In addition, if the Participant’s employment or service ends for any reason other than Cause, but the Company later determines that the Participant could have been terminated for Cause if all the facts had been known to the Company, then all Awards and grants of every type, whether or not then vested, shall terminate and be forfeited as soon as the Company makes such determination and the Company may require the Participant to disgorge any profits that the Participant earned from the settlement of any Award between the date of the Participant’s termination of employment and the date of the Company’s determination to the maximum extent permitted by applicable law.

(b) Other Terminations. If a Participant’s employment or service terminates for any reason other than Cause, then the Participant’s Awards will be treated in accordance with the terms of the Participant’s employment, retention, change of control, severance or similar agreement with the Company or any Affiliate that discusses the effect of the Participant’s termination of employment or service on the Participant’s Awards, or to the extent no such agreement discusses the effect of the applicable termination, then in accordance with the terms of the applicable Award agreement.

19. Miscellaneous.

(a) Other Terms and Conditions. The Administrator may provide in any Award agreement such other provisions (whether or not applicable to the Award granted to any other Participant) as the Administrator determines appropriate to the extent not otherwise prohibited by the terms of the Plan. No provision in an Award agreement shall limit the Administrator’s discretion hereunder unless such provision specifically so provides for such limitation.

(b) Employment and Service. The issuance of an Award shall not confer upon a Participant any right with respect to continued employment or service with the Company or any Affiliate, or the right to continue as a Director. Unless determined otherwise by the Administrator, for purposes of the Plan and all Awards, the following rules shall apply:

(i) a Participant who transfers employment between the Company and its Affiliates, or between Affiliates, will not be considered to have terminated employment;

(ii) a Participant who ceases to be a Non-Employee Director because he or she becomes an employee of the Company or an Affiliate shall not be considered to have ceased service as a Director with respect to any Award until such Participant’s termination of employment with the Company and its Affiliates;

(iii) a Participant who ceases to be employed by the Company or an Affiliate and immediately thereafter becomes a Non-Employee Director, a non-employee director of an Affiliate, or a consultant to the Company or any Affiliate shall not be considered to have terminated employment until such Participant’s service as a director of, or consultant to, the Company and its Affiliates has ceased; and

(iv) a Participant employed by an Affiliate will be considered to have terminated employment when such entity ceases to be an Affiliate.

Notwithstanding the foregoing, for purposes of an Award that is subject to Code Section 409A, if a Participant’s termination of employment or service triggers the payment of compensation under such Award, then the Participant will be deemed to have terminated employment or service upon his or her “separation from service” within the meaning of Code Section 409A. Notwithstanding any other provision in this Plan or an Award to the contrary, if any Participant is a “specified employee” within the meaning of Code Section 409A as of the date of his or her “separation from service” within the meaning of Code Section 409A, then, to the extent required to avoid the imposition of additional taxes under Code Section 409A, any payment made to the Participant on account of such separation from service shall not be made before a date that is six months after the date of the separation from service.

(c) No Fractional Shares. No fractional Shares or other securities may be issued or delivered pursuant to this Plan, and the Administrator may determine whether cash, other securities or other property will be paid or transferred in lieu of any fractional Shares or other securities, or whether such fractional Shares or other securities or any rights to fractional Shares or other securities will be canceled, terminated or otherwise eliminated with or without consideration.

(d) Unfunded Plan; Awards Not Includable for Benefits Purposes. This Plan is unfunded and does not create, and should not be construed to create, a trust or separate fund with respect to this Plan’s benefits. This Plan does not establish any fiduciary relationship between the Company and any Participant or other person. To the extent any person holds any rights by virtue of an Award granted under this Plan, such rights are no greater than the rights of the Company’s general unsecured creditors. Income recognized by a Participant pursuant to an Award shall not be included in the determination of benefits under any employee pension benefit plan (as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) or group insurance or other benefit plans applicable to the Participant which are maintained by the Company or any Affiliate, except as may be provided under the terms of such plans or determined by resolution of the Board.

(e) Requirements of Law and Securities Exchange. The granting of Awards and the issuance of Shares in connection with an Award are subject to all applicable laws, rules and regulations and to such approvals by any governmental agencies or national securities exchanges as may be required. Notwithstanding any other provision of this Plan or any Award agreement, the Company has no liability to deliver any Shares under this Plan or make any payment unless such delivery or payment would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity, and unless and until the Participant has taken all actions required by the Company in connection therewith. The Company may impose such restrictions on any Shares issued under the Plan as the Company determines necessary or desirable to comply with all applicable laws, rules and regulations or the requirements of any national securities exchanges.

(f) Code Section 409A. Any Award granted under this Plan shall be provided or made in such manner and at such time as to either make the Award exempt from, or comply with, the provisions of Code Section 409A, to avoid a plan failure described in Code Section 409(a)(1), and the provisions of Code Section 409A are incorporated into this Plan to the extent necessary for any Award that is subject to Code Section 409A to comply therewith.

(g) Governing Law; Waiver of Jury. This Plan, and all agreements under this Plan, will be construed in accordance with and governed by the laws of the State of Delaware, without reference to any conflict of law principles. Any legal action or proceeding with respect to this Plan, any Award or any Award agreement, or for recognition and enforcement of any judgment in respect of this Plan, any Award or any Award agreement, may only be brought and determined in a “bench” trial, and any party to such action or proceeding shall agree to waive its right to a jury trial.

(h) Limitations on Actions. Any legal action or proceeding with respect to this Plan, any Award or any Award agreement, must be brought within one year (365 days) after the day the complaining party first knew or should have known of the events giving rise to the complaint.

(i) Construction. Whenever any words are used herein in the masculine, they shall be construed as though they were used in the feminine in all cases where they would so apply; and wherever any words are used in the singular or plural, they shall be construed as though they were used in the plural or singular, as the case may be, in all cases where they would so apply. Titles of sections are for general information only, and this Plan is not to be construed with reference to such titles. Except to the extent otherwise provided in the applicable Award agreement, in the case of any Award that includes a “series of installment payments” (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), the Award holder’s right to the series of installment payments shall be treated as a right to a series of separate payments and not as a right to a single payment.

(j) Severability. If any provision of this Plan or any Award agreement or any Award (i) is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any person or Award, or (ii) would cause this Plan, any Award agreement or any Award to violate or be disqualified under any law the Administrator deems applicable, then such provision should be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Administrator, materially altering the intent of this Plan, Award agreement or Award, then such provision should be stricken as to such jurisdiction, person or Award, and the remainder of this Plan, such Award agreement and such Award will remain in full force and effect.

ANNEX D: PLAN OF CONVERSION

PLAN OF CONVERSION

OF

KINTARA THERAPEUTICS, INC.

THIS PLAN OF CONVERSION, dated as of [●], 2024, (including all of the Exhibits attached hereto, this “Plan”), is hereby adopted by Kintara Therapeutics, Inc. a Nevada corporation (the “Converting Entity”), in order to set forth the terms, conditions and procedures governing the conversion of the Converting Entity from a Nevada corporation to Kintara Therapeutics, Inc. (to be renamed TuHURA Biosciences, Inc.), a Delaware corporation (the “Converted Entity”) pursuant to Section 265 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and Section 92A of the Nevada Revised Statutes, as amended (the “NRS”).

RECITALS

WHEREAS, the Converting Entity is a corporation duly organized and existing under the laws of the State of Nevada;

WHEREAS, on April 2, 2024, the Converting Entity, Kayak Mergeco, Inc., a wholly-owned subsidiary of the Converting Entity incorporated in the State of Delaware (“Merger Sub”), and TuHURA Biosciences, Inc., a Delaware corporation (“TuHURA”), entered into an Agreement and Plan of Merger (as the same may be amended, modified or supplemented from time to time, the “Merger Agreement”) pursuant to which, among other things, Merger Sub will merge with and into TuHURA, with TuHURA surviving the merger and becoming a direct, wholly-owned subsidiary of the Converting Entity (the “Merger”).

WHEREAS, it is a condition to the consummation of the Merger under the Merger Agreement, that the Converting Entity convert from a Nevada corporation to a Delaware corporation (the “Conversion”);

WHEREAS, subject to the approval of the stockholders of the Converting Entity of the Conversion and the Merger Share Issuance (as defined below), following its conversion to a Delaware corporation and in connection therewith, the Converted Entity will issue shares of its common stock, par value $0.001 per share (the “Converted Entity Common Stock”), to the stockholders of TuHURA in connection with the consummation of the Merger (the shares of Converted Entity Common Stock to be issued as consideration in the Merger pursuant to, and in accordance with the terms of the Merger Agreement, the “Merger Shares” and the issuance thereof, the ”Merger Share Issuance”);

WHEREAS, pursuant to and in accordance with the terms of the Merger Agreement, the Converted Entity shall consummate the CVR Distribution (as defined in the Merger Agreement) prior to the effective time of the Merger;

WHEREAS, following the consummation of the Merger, the Converted Entity will, pursuant to authorization by the Board of Directors of the Converted Entity, change its name to “TuHURA Biosciences, Inc.”;

WHEREAS, subject to the adoption of the 2024 Plan (as defined below) by the stockholders of the Converting Entity, following the consummation of the Conversion and the Merger and in connection therewith, the 2024 Plan will become effective and the Converted Entity shall be able to grant awards thereunder;

WHEREAS, the Board of Directors of the Converting Entity (the “Board of Directors”) has determined that it is advisable and in the best interests of the Converting Entity and its stockholders for the Converting Entity to convert from a Nevada corporation to a Delaware corporation and, in connection with the Conversion, to effect the Merger Share Issuance and the CVR Distribution and to adopt the 2024 Plan;

WHEREAS, the form, terms and provisions of this Plan (including, without limitation, the other corporate actions necessary to be taken in connection with the Conversion) have been authorized, approved and adopted by the Board of Directors;

WHEREAS, the Board of Directors has submitted this Plan and the other corporate actions requiring stockholder approval to be taken in connection with the Conversion (including the Merger Share Issuance and the adoption of the 2024 Plan) to the stockholders of the Converting Entity for authorization, approval and adoption thereby at a special meeting of stockholders of the Converting Entity (such special meeting, and any adjournment and/or postponement thereof, the “Special Meeting); and

WHEREAS, upon the adoption and approval of this Plan and the other corporate actions requiring stockholder approval to be taken in connection with the Conversion (including the Merger Share Issuance and the adoption of the 2024 Plan) at the Special Meeting, this Plan and such other corporate actions have been authorized, approved and adopted by the requisite vote of the stockholders of the Converting Entity.

NOW, THEREFORE, the Converting Entity hereby adopts this Plan as follows:

PLAN OF CONVERSION

1.	Conversion; Effect of Conversion.

(a)

Upon the Effective Time (as defined in Section 3 below), and in accordance with Section 265 of the DGCL and Section 92A of the NRS, the Converting Entity shall be converted from a Nevada corporation to a Delaware corporation and shall thereafter be subject to all of the provisions of the DGCL, except that notwithstanding Section 106 of the DGCL, the existence of the Converted Entity shall be deemed to have commenced on the date the Converting Entity commenced its existence in the State of Nevada.

(b)

Upon the Effective Time, by virtue of the Conversion and without any further action on the part of the Converting Entity or its stockholders, the Converted Entity shall, for all purposes of the laws of the State of Delaware, be deemed to be the same entity as the Converting Entity existing immediately prior to the Effective Time. Upon the Effective Time, by virtue of the Conversion and without any further action on the part of the Converting Entity or its stockholders, for all purposes of the laws of the State of Delaware, all of the rights, privileges and powers of the Converting Entity existing immediately prior to the Effective Time, and all property, real, personal and mixed, and all debts due to the Converting Entity existing immediately prior to the Effective Time, as well as all other things and causes of action belonging to the Converting Entity existing immediately prior to the Effective Time, shall remain vested in the Converted Entity and shall be the property of the Converted Entity, and the title to any real property vested by deed or otherwise in the Converting Entity existing immediately prior to the Effective Time shall not revert or be in any way impaired by reason of the Conversion; but all rights of creditors and all liens upon any property of the Converting Entity existing immediately prior to the Effective Time shall be preserved unimpaired, and all debts, liabilities and duties of the Converting Entity existing immediately prior to the Effective Time shall remain attached to the Converted Entity upon the Effective Time, and may be enforced against the Converted Entity to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by the Converted Entity in its capacity as a corporation of the State of Delaware. The rights, privileges, powers and interests in property of the Converting Entity existing immediately prior to the Effective Time, as well as the debts, liabilities and duties of the Converting Entity existing immediately prior to the Effective Time, shall not be deemed, as a consequence of the Conversion, to have been transferred to the Converted Entity upon the Effective Time for any purpose of the laws of the State of Delaware.

(c)

The Conversion shall not be deemed to affect any obligations or liabilities of the Converting Entity incurred prior to the Conversion or the personal liability of any person incurred prior to the Conversion.

(d)	The Converting Entity intends for the Conversion to constitute a tax-free reorganization qualifying under Section 368(a) of the Internal Revenue Code of 1986, as amended.

2.

Filings. At such time as the Board of Directors shall determine to be advisable, pursuant to and in accordance with the terms of the Merger Agreement, following the adoption of this Plan by the Board of Directors and the stockholders of the Converting Entity, the Converting Entity shall cause the Conversion to be effective by:

(a)

Executing and filing (or causing the execution and filing of) Articles of Conversion pursuant to Section 92A.205 of the NRS, substantially in the form of Exhibit A hereto (the “Nevada Articles of Conversion”), with the Secretary of State of the State of Nevada;

(b)

Executing and filing (or causing the execution and filing of) a Certificate of Conversion pursuant to Sections 103 and 265 of the DGCL, substantially in the form of Exhibit B hereto (the “Delaware Certificate of Conversion”), with the Secretary of State of the State of Delaware; and

(c)

Executing and filing (or causing the execution and filing of) a Certificate of Incorporation of the Converted Entity, in the form of Exhibit C hereto (the “Certificate of Incorporation”), with the Secretary of State of the State of Delaware.

3.

Effective Time. The Delaware Certificate of Conversion and the Certificate of Incorporation shall be filed simultaneously with the Secretary of State of the State of Delaware and, if such certificates are not to become effective upon their filing, then each such certificate shall provide for the same effective date or time. The Conversion shall become effective upon the last to occur of (1) the filing of the Nevada Articles of Conversion and (2) the filing and effectiveness of the Delaware Certificate of Conversion and the Certificate of Incorporation (the time of the effectiveness of the Conversion, the “Effective Time”).

4.	Effect of Conversion.

(a)	Effect on Common Stock. Upon the Effective Time, by virtue of the Conversion and without any further action on the part of the Converting Entity or its stockholders:

i.

each share of common stock, $0.001 par value per share, of the Converting Entity (“Converting Entity Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall convert into and become one validly issued, fully paid and nonassessable share of Converted Entity Common Stock;

ii.

each share of Series A Preferred Stock, $0.001 par value per share, of the Converting Entity (“Converting Entity Series A Preferred Stock”) that is issued and outstanding immediately prior to the Effective Time shall convert into and become one validly issued, fully paid and nonassessable share of Series A Preferred Stock, $0.001 par value per share, of the Converted Entity (“Converted Entity Series A Preferred Stock”);

iii.

each share of Series C-1 Preferred Stock, $0.001 par value per share, of the Converting Entity (“Converting Entity Series C-1 Preferred Stock”) that is issued and outstanding immediately prior to the Effective Time shall convert into and become one validly issued, fully paid and nonassessable share of Series C-1 Preferred Stock, $0.001 par value per share, of the Converted Entity (“Converted Entity Series C-1 Preferred Stock”);

iv.

each share of Series C-2 Preferred Stock, $0.001 par value per share, of the Converting Entity (“Converting Entity Series C-2 Preferred Stock”) that is issued and outstanding immediately prior to the Effective Time shall convert into and become one validly issued, fully paid and nonassessable share of Series C-2 Preferred Stock, $0.001 par value per share, of the Converted Entity (“Converted Entity Series C-2 Preferred Stock”); and

v.

each share of Series C-3 Preferred Stock, $0.001 par value per share, of the Converting Entity (“Converting Entity Series C-3 Preferred Stock” and together with the Converting Entity Common Stock, Converting Entity Series A Preferred Stock, Converting Entity Series C-1 Preferred Stock, and Converting Entity Series C-2 Preferred Stock, the “Converting Entity Stock”) that is issued and outstanding immediately prior to the Effective Time shall convert into and become one validly issued, fully paid and nonassessable share of Series C-3 Preferred Stock, $0.001 par value per share, of the Converted Entity (“Converted Entity Series C-3 Preferred Stock” and together with the Converted Entity Common Stock, Converted Entity Series A Preferred Stock, Converted Entity Series C-1 Preferred Stock, and Converted Entity Series C-2 Preferred Stock, the “Converted Entity Stock”).

(b)

Fractional Shares. If, upon aggregating all of the shares of Converted Entity Stock held by a record holder of Converted Entity Stock immediately following the Conversion, such holder would be entitled to hold a fractional share of any class or series of Converted Entity Stock, the Converted Entity shall, in consideration of, among other things, the corporate benefits of not having to issue fractional shares (which corporate benefits have a value at least equal to the aggregate par value of the shares to be issued hereby), issue to such holder an additional fraction of a share of such class or series of Converted Entity Stock in whatever fractional amount is necessary to create a whole share, such that no person will hold fractional shares of Converted Entity Stock following the Conversion.

(c)	Stock Certificates. The shares of Converted Entity Stock issued in connection with the Conversion shall be uncertificated, book-entry shares.

(d)

Effect on Outstanding Stock Options. Upon the Effective Time, by virtue of the Conversion and without any further action on the part of the Converting Entity or its stockholders, each option to acquire shares of Converting Entity Common Stock outstanding immediately prior to the Effective Time shall convert into an equivalent option to acquire, upon the same terms and conditions (including the vesting schedule and exercise price per share applicable to each such option) as were in effect immediately prior to the Effective Time, the same number of shares of Converted Entity Common Stock.

(e)

Effect of Conversion on Outstanding Warrants or Other Rights. Upon the Effective Time, by virtue of the Conversion and without any further action on the part of the Converting Entity or its stockholders, each warrant or other right to acquire shares of Converting Entity Common Stock outstanding immediately prior to the Effective Time shall convert into an equivalent warrant or other right to acquire, upon the same terms and conditions (including the exercise price per share applicable to each such warrant or other right) as were in effect immediately prior to the Effective Time, the same number of shares of Converted Entity Common Stock.

(f)

Effect of Conversion on Shares of Restricted Stock. Upon the Effective Time, by virtue of the Conversion and without any further action on the part of the Converting Entity or its stockholders, each restricted share or restricted stock unit of Converting Entity Common Stock outstanding immediately prior to the Effective Time shall convert into an equivalent restricted share or restricted stock units of Converted Entity Common Stock with the same terms and conditions (including the vesting schedule applicable to each such share) as were in effect immediately prior to the Effective Time.

(g)

Effect on Employee Benefit, Equity Incentive or Other Similar Plans. Upon the Effective Time, by virtue of the Conversion and without any further action on the part of the Converting Entity or its stockholders, each employee benefit plan, equity incentive plan or other similar plan to which the Converting Entity is a party shall continue to be a plan of the Converted Entity. To the extent that any such plan provides for the issuance of Converting Entity Common Stock, upon the Effective Time, such plan shall be deemed to provide for the issuance of Converted Entity Common Stock.

(h)

Effect on Directors. The Converted Entity and the incorporator named in the Certificate of Incorporation shall take all actions necessary such that the members of the Board of Directors immediately prior to the Effective Time shall be named the initial members of the Board of Directors of the Converted Entity. Such initial directors shall serve until the expiration of their respective terms of office and until their successors have been duly elected and qualified or until their earlier death, resignation or removal.

(i)

Effect on Officers. Upon the Effective Time, in connection with the Conversion, the officers of the Converting Entity immediately prior to the Effective Time shall continue in their respective offices as officers of the Converted Entity and shall serve until the expiration of their respective terms of office and until their successors have been duly elected and qualified or until their earlier death, resignation or removal.

5.

Further Assurances. If, at any time after the Effective Time, the Converted Entity shall determine or be advised that any deeds, bills of sale, assignments, agreements, documents or assurances or any other acts or things are necessary, desirable or proper, consistent with the terms of this Plan, (a) to vest, perfect or confirm, of record or otherwise, in the Converted Entity its right, title or interest in, to or under any of the rights, privileges, immunities, powers, purposes, franchises, properties or assets of the Converting Entity existing immediately prior to the Effective Time, or (b) to otherwise carry out the purposes of this Plan, the Converted Entity and its officers and directors (or their designees), are hereby authorized to solicit in the name of the Converted Entity any third-party consents or other documents required to be delivered by any third party, to execute and deliver, in the name and on behalf of the Converted Entity, all such deeds, bills of sale, assignments, agreements, documents and assurances and do, in the name and on behalf of the Converted Entity, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, immunities, powers, purposes, franchises, properties or assets of the Converting Entity existing immediately prior to the Effective Time and otherwise to carry out the purposes of this Plan.

6.	Delaware Bylaws. Upon the Effective Time, the bylaws in the form of Exhibit D hereto shall be the Bylaws of the Converted Entity.

7.

Merger Agreement; Merger Share Issuance; CVR Distribution. Following the Effective Time, the Converted Entity shall perform all of its obligations under the Merger Agreement pursuant to and in accordance with the terms thereof. Without limitation of the foregoing, subject to the approval of the stockholders of the Converting Entity of the issuance of the Merger Shares pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), the Converted Entity shall consummate the Merger Share Issuance and issue the Merger Shares in accordance with the terms of the Merger Agreement. The Merger Shares issued in accordance with the terms of the Merger Agreement shall, upon issuance, be duly and validly authorized, issued and fully paid and nonassessable shares of capital stock of the Converted Entity without any further action on the part of the Board of Directors or stockholders of the Converted Entity. Prior the effective time of the Merger, the Converted Entity shall consummate the CVR Distribution pursuant to and in accordance with the terms of the Merger Agreement and no further action on the part of the Board of Directors or stockholders of the Converted Entity shall be required to authorize, adopt or approve the CVR Distribution.

8.

2024 Plan. Following the Effective Time, and subject to the approval of the stockholders of the Converting Entity of the TuHURA Biosciences, Inc. 2024 Equity Incentive Plan (such plan, in the form attached to the proxy statement/prospectus delivered to the stockholders of the Converting Entity in connection with the Special Meeting, the “2024 Plan”), the 2024 Plan shall be duly authorized, approved and adopted and shall become effective upon the consummation of the Merger. Following the consummation of the Merger, the Administrator (as defined in the 2024 Plan) shall be entitled to administer the 2024 Plan in accordance with the terms thereof and grant equity awards thereunder, and no further action on the part of the Board of Directors or stockholders of the Converted Entity shall be required to authorize, approve or adopt the 2024 Plan.

9.

Copy of Plan of Conversion. After the Conversion, a copy of this Plan, together with the Exhibits hereto, and copies of the Merger Agreement and the 2024 Plan, will be kept on file at the principal offices of the Converted Entity.

10.

Termination. At any time prior to the Effective Time, this Plan may be terminated and the transactions contemplated hereby may be abandoned by action of the Board of Directors if, in the opinion of the Board of Directors, such action would be in the best interests of the Converting Entity and its stockholders. In the event of termination of this Plan, this Plan shall become void and of no further force or effect.

11.	Third-Party Beneficiaries. This Plan shall not confer any rights or remedies upon any person other than as expressly provided herein.

12.

Severability. Whenever possible, each provision of this Plan will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Plan is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Plan.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, the undersigned hereby causes this Plan to be executed as of the date first written above.

KINTARA THERAPEUTICS, INC.

By:
Name:
Title:

Exhibit A

Nevada Articles of Conversion

Exhibit B

Delaware Certificate of Conversion

Exhibit C

Certificate of Incorporation

Exhibit D

Bylaws

ANNEX E: NEVADA ARTICLES OF CONVERSION

FRANCISCO V. AGUILAR Secretary of State 401 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov www.nvsilverflume.gov	ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Conversion/Exchange/Merger NRS 92A.200 and 92A.205

This filing completes the following:	☒ Conversion	☐ Exchange	☐ Merger

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity Information: (Constituent, Acquired or Merging)	Entity Name:
Kintara Therapeutics, Inc.

	Jurisdiction:	Nevada	Entity Type*:	Corporation
If more than one entity being acquired or merging please attach additional page.
2. Entity Information: (Resulting, Acquiring or Surviving)	Entity Name:
Kintara Therapeutics, Inc.

	Jurisdiction:	Delaware	Entity Type*:	Corporation

3. Plan of Conversion, Exchange or Merger: (select one box)	☐ The entire plan of conversion, exchange or merger is attached to these articles.

☒   The complete executed plan of conversion is on file at the registered office or principal place of business of the resulting entity. The entire plan of exchange or merger is on file at the registered office of the acquiring corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the acquiring entity (NRS 92A.200).

☐ The complete executed plan of conversion for the resulting domestic limited partnership is on file at the records office required by NRS 88.330. (Conversion only)
4. Approval: (If more than one entity being acquired or merging please attach additional approval page.)	Exchange/Merger:
Owner’s approval (NRS 92A.200) (options a, b or c must be used for each entity)
☐ A. Owner’s approval was not required from the:
☐ Acquired/merging
☐ Acquiring/surviving
☐ B. The plan was approved by the required consent of the owners of:
☐ Acquired/merging
☐ Acquiring/surviving
☐ C. Approval of plan of exchange/merger for Nevada non-profit corporation (NRS 92A.160):

Non-profit Corporations only: The plan of exchange/merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

☐ Acquired/merging
☐ Acquiring/surviving

Name of acquired/merging entity

Name of acquiring/surviving entity

5. Effective Date and Time: (Optional)	Date:		Time:
(must not be later than 90 days after the certificate is filed)

* corporation, limited partnership, limited-liability limited partnership, limited-liability company or business trust.	Page 1 of 4
Revised: 8/1/2023
E-1

FRANCISCO V. AGUILAR Secretary of State 401 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov www.nvsilverflume.gov	ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Conversion/Exchange/Merger NRS 92A.200 and 92A.205

This filing completes the following:	☒ Conversion	☐ Exchange	☐ Merger

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

4. Approval Continued: (If more than one entity being acquired or merging please attach additional approval page.)

Exchange/Merger:

Owner’s approval (NRS 92A.200) (options a, b or c must be used for each entity)

☐ A. Owner’s approval was not required from the:

☐   Acquired/merging

☐   Acquiring/surviving

☐ B.  The plan was approved by the required consent of the owners of:

☐   Acquired/merging

☐   Acquiring/surviving

☐ C.  Approval of plan of exchange for Nevada non-profit corporation (NRS 92A.160):

Non-profitCorporations only: The plan of exchange/merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

☐   Acquired/merging

☐   Acquiring/surviving

Name of acquired/merging entity

Name of acquiring/surviving entity
4. Approval Continued: (If more than one entity being acquired or merging please attach additional approval page.)

Exchange/Merger:

Owner’s approval (NRS 92A.200) (options a, b or c must be used for each entity)

☒ A. Owner’s approval was not required from the:

☐   Acquired/merging

☐   Acquiring/surviving

☐ B.  The plan was approved by the required consent of the owners of:

☐   Acquired/merging

☐   Acquiring/surviving

☐ C.  Approval of plan of exchange for Nevada non-profit corporation (NRS 92A.160):

Non-profitCorporations only: The plan of exchange/merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

☐   Acquired/merging

☐   Acquiring/surviving

Name of acquired/merging entity

Name of acquiring/surviving entity

* corporation, limited partnership, limited-liability limited partnership, limited-liability company or business trust.	Page 2 of 4
Revised: 8/1/2023
E-2

FRANCISCO V. AGUILAR Secretary of State 401 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov www.nvsilverflume.gov

Articles of Conversion/Exchange/Merger
NRS 92A.200 and 91A.205

6. Forwarding Address for Service of Process: (Conversion and Mergers only, if resulting/surviving entity is foreign)
	Robert E. Hoffman		USA
	Name		Country
Care of:

	9920 Pacific Heights Blvd, Suite 150	San Diego	ca	92121
	Address	City	State	Zip/Postal Code

7. Amendment, if any, to the articles or certificate of the surviving entity. (NRS 92A.200): (Merger only) **

** Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them “Restated” or “Amended and Restated,” accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

8. Declaration:	Exchange:
(Exchange and Merger only)	☒ The undersigned declares that a plan of exchange has been adopted by each constituent entity (NRS 92A.200).

Merger: (Select one box)
☐ The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200).
☒ The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180).

9. Signature Statement: (Required)	☐ Conversion:
A plan of conversion has been adopted by the constituent entity in compliance with the law of the jurisdiction governing the constituent entity.
Signatures - must be signed by:

1. If constituent entity is a Nevada entity: an officer of each Nevada corporation; all general partners of each Nevada limited partnership or limited-liability limited partnership; a manager of each Nevada limited-liability company with managers or one member if there are no managers; a trustee of each Nevada business trust; a managing partner of a Nevada limited-liability partnership (a.k.a. general partnership governed by NRS chapter 87).

2. If constituent entity is a foreign entity: must be signed by the constituent entity in the manner provided by the law governing it.
Kintara Therapeutics, Inc.
Name of constituent entity

Form will be returned if unsigned.	Page 3 of 4
This form must be accompanied by appropriate fees.	Revised: 8/1/2023
E-3

FRANCISCO V. AGUILAR Secretary of State 401 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov www.nvsilverflume.gov

Articles of Conversion/Exchange/Merger
NRS 92A.200 and 91A.205

9. Signature Statement Continued: (Required)

☐   Exchange:

Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited-liability limited partnership; A manager of each Nevada limited-liability company with managers or a member if there are no Managers; A trustee of each Nevada business trust (NRS 92A.230)

Unless otherwise provided in the certificate of trust or governing instrument of a business trust, an exchange must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the exchange.

The articles of exchange must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

☐   Merger:

Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited-liability limited partnership; A manager of each Nevada limited-liability company with managers or one member if there are no managers; A trustee of each Nevada business trust (NRS 92A.230).

The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

10. Signature(s): (Required)
Name of acquired/merging entity
X
		Signature (Exchange/Merger)	Title	Date
If more than one entity being acquired or merging please attach additional page of information and signatures.

Name of acquiring/surviving entity
X
		Signature (Exchange/Merger)	Title	Date

	X		Chief Executive Off.
		Signature of Constituent Entity (Conversion)	Title	Date
Please include any required or optional information in space below:
(attach additional page(s) if necessary)

Form will be returned if unsigned.	Page 4 of 4
This form must be accompanied by appropriate fees.	Revised: 8/1/2023
E-4

ANNEX F: DELAWARE CERTIFICATE OF CONVERSION

STATE OF DELAWARE CERTIFICATE OF CONVERSION

FROM A NON-DELAWARE CORPORATION TO A DELAWARE CORPORATION PURSUANT TO SECTION 265 OF

THE DELAWARE GENERAL CORPORATION LAW

1.	The jurisdiction where the non-Delaware corporation was first formed is Nevada and the date the non-Delaware corporation first formed is June 24, 2009.

2.	The jurisdiction immediately prior to filing this Certificate is Nevada.

3.	The name of the non-Delaware corporation immediately prior to filing this Certificate is Kintara Therapeutics, Inc..

4.	The name of the corporation as set forth in the Certificate of Incorporation is Kintara Therapeutics, Inc..

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the         day of          , A.D. 2024.

By:
Authorized Person or Officer

Name:
Print or Type

F-1

ANNEX G: DELAWARE CERTIFICATE OF INCORPORATION

CERTIFICATE OF INCORPORATION

OF

KINTARA THERAPEUTICS, INC.

(Effective [●], [●])

ARTICLE I.

The name of this corporation is Kintara Therapeutics, Inc. (the “Corporation”)

ARTICLE II.

The address of the Corporation’s registered office is 251 Little Falls Drive, Wilmington, DE 19808, New Castle County. The name of the registered agent at such address is Corporation Service Company.

ARTICLE III.

The Corporation’s purpose is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time (the “DGCL”). The Corporation is being incorporated in connection with the conversion of Kintara Therapeutics, Inc., a Nevada corporation (the “Converting Entity” and such conversion, the “Conversion”), to the Corporation and this Certificate of Incorporation is being filed simultaneously with the Certificate of Conversion of the Converting Entity to the Corporation.

ARTICLE IV.

Authorized Shares. The Corporation is authorized to issue two (2) classes of stock, to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 450,000,000 shares, $0.001 par value per share. 400,000,000 shares shall be designated as Common Stock, $0.001 par value per share, and 50,000,000 shares shall be designated as Preferred Stock, $0.001 par value per share. The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

Converting Entity Shares. Upon the filing and effectiveness of the Certificate of Conversion of the Converting Entity to the Corporation and this Certificate of Incorporation (the “Conversion Effective Time”), the issued and outstanding shares of each class and series of capital stock of the Converting Entity will be converted into, and shall be deemed to be, that number and type of issued and outstanding, fully paid and nonassessable shares of the Corporation as provided under that certain Plan of Conversion approved in connection with the Conversion, in each case without any action required on the part of the Corporation or the former holders of such shares of capital stock of the Converting Entity. All shares of capital stock of the Corporation issued in connection with the Conversion upon the Conversion Effective Time shall be uncertificated, book-entry shares.

1. Common Stock.

(A) General. The voting, dividend, and liquidation rights of the holders of Common Stock are subject to and qualified by the rights of the holders of any outstanding shares of any series of Preferred Stock.

(B) Voting. Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, the holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (which, as used herein, shall mean the certificate of incorporation of the Corporation, as amended and/or restated from time to time, including the terms of any certificate of designation of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series of Preferred Stock, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the DGCL. There shall be no cumulative voting.

(C) Dividends. Dividends may be declared and paid on Common Stock from funds lawfully available therefor as and when determined by the Board of Directors and subject to any preferential dividend or other rights of any then-outstanding Preferred Stock.

(D) Liquidation. Upon the dissolution, liquidation or winding-up of the affairs of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to any preferential or other rights of any then-outstanding Preferred Stock.

2. Preferred Stock.

Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation is hereby empowered, without any action or vote by the Corporation’s stockholders, to authorize by resolution or resolutions from time to time for the issuance, out of the unissued shares of Preferred Stock, of one or more series of Preferred Stock, by filing a certificate pursuant to the applicable law of the State of Delaware setting forth such resolution and, with respect to each such class or series, establishing the number of shares to be included in such series (and to increase or decrease the number of shares of any such class or series to the extent permitted by the DGCL), and fixing the voting powers, full or limited, or no voting power of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of such series and any qualifications, limitations or restrictions thereof. The powers, designation, preferences and relative participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Any shares of Preferred Stock which may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided in this Certificate of Incorporation or by the DGCL.

278,530 shares of the authorized and issued Preferred Stock of the Corporation are hereby designated “Series A Preferred Stock”, 22,000 shares of the authorized and issued Preferred Stock of the Corporation are hereby designated “Series C-1 Preferred Stock”, 2,700 shares of the authorized and issued Preferred Stock of the Corporation are hereby designated “Series C-2 Preferred Stock” and 3,700 shares of the authorized and issued Preferred Stock of the Corporation are hereby designated “Series C-3 Preferred Stock” (collectively with the Series C-1 Preferred Stock and Series C-2 Preferred Stock, the “Series C Preferred Stock”). The Series A Preferred Stock, the Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications, and limitations. Unless otherwise indicated, references to “sections” or “subsections” in this Section 2 of this Article IV refer to sections and subsections of Section 2 of this Article IV.

(A) Series A Preferred Stock.

(i) Rank. The Series A Preferred Stock shall, with respect to distributions of assets and rights upon the occurrence of a Series A Liquidation, rank (A) senior to the Common Stock and (B) senior to each other class or series of Capital Stock of the Corporation hereafter created which does not expressly rank pari passu with or senior to the Series A Preferred Stock (collectively, with the Common Stock, the “Junior Stock”).

(ii) Dividends. The holders of Series A Preferred Stock will be entitled to receive on any outstanding shares of Series A Preferred Stock held by such holders, out of any funds and assets of the Corporation legally available prior and in preference to any declaration or payment of any dividend on the Junior Stock, cumulative dividends, payable quarterly in arrears, at an annual rate of 3% of the Series A Stated Value.

(iii) Series A Liquidation Preference.

(1) Priority Payment. Upon the occurrence of a Series A Liquidation, the holders of shares of Series A Preferred Stock shall be entitled to be paid for each share of Series A Preferred Stock held thereby, out of, but only to the extent of, the assets of the Corporation legally available for distribution to its stockholders, an amount equal to the Series A Stated Value (as adjusted for stock splits, stock dividends, combinations or other recapitalizations of the Series A Preferred Stock), plus, as provided in Section 2(A)(ii) above, all accrued and unpaid dividends, if any, with respect to each share of Series A Preferred Stock, before any payment or distribution is made to any Junior Stock. If the assets of the Corporation available for distribution to the holders of Series A Preferred Stock shall be insufficient to permit payment in full to such holders of the sums which such holders are entitled to receive in such case, then all of the assets available for distribution to holders of the Series A Preferred Stock shall be distributed among and paid to such holders ratably in proportion to the amounts that would be payable to such holders if such assets were sufficient to permit payment in full.

(2) No Additional Payment. After the holders of all shares of Series A Preferred Stock shall have been paid in full the amounts to which they are entitled in Section 2(A)(iii)(1), the shares of Series A Preferred Stock shall not be entitled to any further participation in any distribution of assets of the Corporation.

(iv) Voting Rights. The holders of shares of Series A Preferred Stock shall not have any voting rights except as required by law.

(v) Non-Transferrable. The shares of Series A Preferred Stock shall not be transferrable without the prior written consent of the Corporation, which such consent may be withheld in the absolute discretion of the Corporation.

(vi) No Reissuance. No share or shares of Series A Preferred Stock acquired by the Corporation shall be reissued as Series A Preferred Stock, and all such shares thereafter shall be returned to the status of undesignated and unissued shares of Preferred Stock of the Corporation.

(vii) Definitions. As used in this Section 2(A), the following terms shall have the following meanings:

“Capital Stock” means, with respect to any Person, any and all shares, interests, participation rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person’s capital stock and any and all rights, warrants or options exchangeable for or convertible into such capital stock (but excluding any debt security whether or not it is exchangeable for or convertible into such capital stock).

“Junior Stock” shall have the meaning ascribed to it in Section 2(a)(i).

“Series A Liquidation” shall mean the voluntary or involuntary liquidation under applicable bankruptcy or reorganization legislation, or the dissolution or winding up of the Corporation.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental body or other entity of any kind.

“Series A Stated Value” means $1.00 per share of Series A Preferred Stock.

[(B) Series C Preferred Stock.

(i) Rank.

(1) So long as any Series C Preferred Stock are issued and outstanding, the Corporation shall not issue any shares of its Preferred Stock that are senior to the Series C Preferred Stock in Liquidation without the approval of the Holders of a majority of the issued and outstanding shares of Series C Preferred Stock. The Series C Preferred Stock shall not be redeemed for cash and under no circumstances shall the Corporation be required to net cash settle the Series C Preferred Stock.

(ii) Dividends.

(1) Series C-1 Preferred Stock: Holders of shares of Series C-1 Preferred Stock will be entitled to receive: (a) dividends (the “Series C-1 Dividends”) payable as follows: (i) a number of shares of Common Stock equal to ten percent (10%) of the number of shares of Common Stock issuable upon conversion of the Series C-1 Preferred Stock then held by such Holder on the 12-month anniversary of the Series C-1 Effective Date, (ii) a number of shares of Common Stock equal to fifteen percent (15%) of the number of shares of Common Stock issuable upon conversion of the Series C-1 Preferred Stock then held by such Holder on the 24-month anniversary of the Series C-1 Effective Date, (iii) a number of shares of Common Stock equal to twenty percent (20%) of the shares of Common Stock issuable upon conversion of the Series C-1 Preferred Stock then held by such Holder on the 36-month anniversary of the Series C-1 Effective Date and (iv) a number of shares of Common Stock equal to twenty five percent (25%) of the shares of Common Stock issuable upon conversion of the Series C-1 Preferred Stock then held by such Holder on the 48-month anniversary of the Series C-1 Effective Date (the “Series C-1 Fourth Anniversary”) (collectively, the “Series C-1 PIK Shares”); and (b) dividends equal, on an as-if-converted to shares of Common Stock basis, to and in the same form as dividends actually paid on shares of the Common Stock when, as, and if such dividends are paid on shares of the Common Stock. The Series C-1 Dividends set forth in clause (a) of this Section 3 will be satisfied solely by delivery of shares of Common Stock. The Series C-1 Dividends set forth in clause (a) shall be accelerated and paid (to the extent not previously paid) upon the consummation of a Fundamental Transaction. The Series C-1 Dividends set forth in clause (a) shall be paid upon the Mandatory Conversion Date, to the extent accrued as of the Mandatory Conversion Date and not previously paid as of such date. Notwithstanding the foregoing, to the extent that a Holder’s right to participate in any dividend of Series C-1 PIK Shares or any stock dividend declared on the Common Stock to which such Holder is entitled to pursuant to clause (b) of this Section 3 (“Series C-1 Dividend Shares”) would result in such Holder exceeding the Beneficial Ownership Limitation or the Control Limitation, then such Holder shall not be entitled to participate in any such dividend to such extent (or in the beneficial ownership of any Series C-1 PIK Shares or Series C-1 Dividend Shares as a result of such dividend to such extent) and the portion of such Series C-1 PIK Shares and/or Series C-1 Dividend Shares that would cause such Holder to exceed the Beneficial Ownership Limitation or the Control Limitation shall be held in abeyance by the Corporation for the benefit of such Holder (which shall not give the Holder any power to vote or dispose of such Series C-1 Dividend Shares) until such time, if ever, as such Holder’s beneficial ownership thereof would not result in such Holder exceeding the Beneficial Ownership Limitation or the Control Limitation. For the avoidance of doubt, at any time during which there is no effective registration statement for the issuance or resale of the Series C-1 PIK Shares or Series C-1 Dividend Shares, the Corporation may pay such dividends with unregistered Common Stock.

(2) Series C-2 Preferred Stock: Holders of shares of Series C-2 Preferred Stock will be entitled to receive: (a) dividends (the “Series C-2 Dividends”) payable as follows: (i) a number of shares of Common Stock equal to ten percent (10%) of the number of shares of Common Stock issuable upon conversion of the Series C-2 Preferred Stock then held by such Holder on the 12-month anniversary of the Series C-2 Effective Date, (ii) a number of shares of Common Stock equal to fifteen percent (15%) of the number of shares of Common Stock issuable upon conversion of the Series C-2 Preferred Stock then held by such Holder on the 24-month anniversary of the Series C-2 Effective Date, (iii) a number of shares of Common Stock equal to twenty percent (20%) of the shares of Common Stock issuable upon conversion of the Series C-2 Preferred Stock then held by such Holder on the 36-month anniversary of the Series C-2 Effective Date and (iv) a number of shares of

Common Stock equal to twenty five percent (25%) of the shares of Common Stock issuable upon conversion of the Series C-2 Preferred Stock then held by such Holder on the 48-month anniversary of the Series C-2 Effective Date (the “Series C-2 Fourth Anniversary”) (collectively, the “Series C-2 PIK Shares”); and (b) dividends equal, on an as-if-converted to shares of Common Stock basis, to and in the same form as dividends actually paid on shares of the Common Stock when, as, and if such dividends are paid on shares of the Common Stock. The Series C-2 Dividends set forth in clause (a) of this Section 3 will be satisfied solely by delivery of shares of Common Stock. The Series C-2 Dividends set forth in clause (a) shall be accelerated and paid (to the extent not previously paid) upon the consummation of a Fundamental Transaction. The Series C-2 Dividends set forth in clause (a) shall be paid upon the Mandatory Conversion Date, to the extent accrued as of the Mandatory Conversion Date and not previously paid as of such date. Notwithstanding the foregoing, to the extent that a Holder’s right to participate in any dividend of Series C-2 PIK Shares or any stock dividend declared on the Common Stock to which such Holder is entitled to pursuant to clause (b) of this Section 3 (“Series C-2 Dividend Shares”) would result in such Holder exceeding the Beneficial Ownership Limitation or the Control Limitation, then such Holder shall not be entitled to participate in any such dividend to such extent (or in the beneficial ownership of any Series C-2 PIK Shares or Series C-2 Dividend Shares as a result of such dividend to such extent) and the portion of such Series C-1 PIK Shares and/or Series C-2 Dividend Shares that would cause such Holder to exceed the Beneficial Ownership Limitation or the Control Limitation shall be held in abeyance by the Corporation for the benefit of such Holder (which shall not give the Holder any power to vote or dispose of such Series C-2 Dividend Shares) until such time, if ever, as such Holder’s beneficial ownership thereof would not result in such Holder exceeding the Beneficial Ownership Limitation or the Control Limitation. For the avoidance of doubt, at any time during which there is no effective registration statement for the issuance or resale of the Series C-2 PIK Shares or Series C-2 Dividend Shares, the Corporation may pay such dividends with unregistered Common Stock.

(3) Series C-3 Preferred Stock: Holders of shares of Series C-3 Preferred Stock will be entitled to receive: (a) dividends (the “Series C-3 Dividends”) payable as follows: (i) a number of shares of Common Stock equal to ten percent (10%) of the number of shares of Common Stock issuable upon conversion of the Series C-3 Preferred Stock then held by such Holder on the 12-month anniversary of the Series C-3 Effective Date, (ii) a number of shares of Common Stock equal to fifteen percent (15%) of the number of shares of Common Stock issuable upon conversion of the Series C-3 Preferred Stock then held by such Holder on the 24-month anniversary of the Series C-3 Effective Date, (iii) a number of shares of Common Stock equal to twenty percent (20%) of the shares of Common Stock issuable upon conversion of the Series C-3 Preferred Stock then held by such Holder on the 36-month anniversary of the Series C-3 Effective Date and (iv) a number of shares of Common Stock equal to twenty five percent (25%) of the shares of Common Stock issuable upon conversion of the Series C-3 Preferred Stock then held by such Holder on the 48-month anniversary of the Series C-3 Effective Date (the “Series C-3 Fourth Anniversary”) (collectively, the “Series C-3 PIK Shares”); and (b) dividends equal, on an as-if-converted to shares of Common Stock basis, to and in the same form as dividends actually paid on shares of the Common Stock when, as, and if such dividends are paid on shares of the Common Stock. The Series C-3 Dividends set forth in clause (a) of this Section 3 will be satisfied solely by delivery of shares of Common Stock. The Series C-3 Dividends set forth in clause (a) shall be accelerated and paid (to the extent not previously paid) upon the consummation of a Fundamental Transaction. The Series C-3 Dividends set forth in clause (a) shall be paid upon the Mandatory Conversion Date, to the extent accrued as of the Mandatory Conversion Date and not previously paid as of such date. Notwithstanding the foregoing, to the extent that a Holder’s right to participate in any dividend of Series C-3 PIK Shares or any stock dividend declared on the Common Stock to which such Holder is entitled to pursuant to clause (b) of this Section 3 (“Series C-3 Dividend Shares”) would result in such Holder exceeding the Beneficial Ownership Limitation or the Control Limitation, then such Holder shall not be entitled to participate in any such dividend to such extent (or in the beneficial ownership of any Series C-3 PIK Shares or Series C-3 Dividend Shares as a result of such dividend to such extent) and the portion of such Series C-3 PIK Shares and/or Series C-3 Dividend Shares that would cause such Holder to exceed the Beneficial Ownership Limitation or the Control Limitation shall be held in abeyance by the Corporation for the benefit of such Holder (which shall not give the Holder any power to vote or dispose of such Series C-3 Dividend Shares) until such time, if ever, as such Holder’s beneficial ownership thereof would not result in such Holder exceeding the Beneficial Ownership Limitation or the Control Limitation. For the avoidance of doubt, at any time during which there is no effective registration statement for the issuance or resale of the Series C-3 PIK Shares or Series C-3 Dividend Shares, the Corporation may pay such dividends with unregistered Common Stock.

(iii) Voting Rights. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), and subject to the Beneficial Ownership Limitation set forth in Section 2(B)(v)(5) and the Control Limitation set forth in Section 2(B)(v)(6), each Holder of outstanding shares of Series C Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series C Preferred Stock held by such holder are convertible, subject to the Beneficial Ownership Limitation set forth in Section 2(B)(v)(5) and the Control Limitation set forth in Section 2(B)(v)(6), as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, Holders of each series of Series C Preferred Stock shall vote together with the holders of Common Stock as a single class. The Holders shall be entitled to the same notice of any regular or special meeting of the stockholders as may or shall be given to holders of Common Stock entitled to vote at such meetings. As long as any shares of Series C-1 Preferred Stock, Series C-2 Preferred Stock or Series C-3 Preferred Stock are outstanding, the Corporation may not, without the affirmative vote of the Holders of the majority of the then outstanding shares of the applicable series of Series C Preferred Stock, voting as a separate class, (a) alter or change adversely the powers, preferences or rights given to such Series C Preferred Stock or alter or amend this Section 2(B) with respect to such series of Series C Preferred Stock, (b) alter or change adversely the powers, preferences or rights given to the Series C-1 Preferred Stock or Series C-2 Preferred Stock or alter or amend this Section 2(B) with respect to such series of Series C Preferred Stock to provide for greater rights than the series of Series C-3 Preferred Stock, (c) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, that is senior to the Series C Preferred Stock, (d) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the Holders, (e) increase the number of authorized shares of Series C Preferred Stock, or (f) enter into any agreement with respect to any of the foregoing. Notwithstanding anything contained herein to the contrary, no holder of such Series C Preferred Stock shall be entitled to vote on any matter presented to the Corporation’s stockholders relating to approving the conversion of such holder’s Series C Preferred Stock into an amount in excess of the Control Limitation.

(iv) Liquidation.

(1) The Series C Preferred Stock shall, with respect to distributions of assets and rights upon the occurrence of any liquidation, dissolution or winding-up of the Corporation (“Liquidation”), rank: (i) junior to the Senior Securities, (ii) pari passu with the Parity Securities; and (iii) senior to the Junior Securities of the Corporation. Upon any Liquidation, after the satisfaction in full of the debts of the Corporation and payment of the liquidation preference to the Senior Securities, the Holders of shares of Series C Preferred Stock shall be entitled to be paid, on a pari passu basis with the payment of any liquidation preference afforded to holders of any Parity Securities, for each share of Series C Preferred Stock held thereby, out of (but only to the extent) the assets of the Corporation are legally available for distribution to its stockholders, an amount equal to the Stated Value per share (as adjusted for stock splits, stock dividends, combinations or other recapitalizations of the Series C Preferred Stock), plus any accrued but unpaid dividends before any distribution or payment may be made to the holders of any Junior Securities. If the assets of the Corporation available for distribution to Holders of shares of Series C Preferred Stock shall be insufficient to permit payment in full to such Holders of the sums which such Holders are entitled to receive in such case and of any liquidation preference afforded to holders of any Parity Securities, then all of the assets available for distribution to holders of the Series C Preferred Stock and the Parity Securities shall be distributed among and paid to such holders ratably in proportion to the amounts that would be payable to such holders if such assets were sufficient to permit payment in full.

(2) After the Holders of all shares of Series C Preferred Stock shall have been paid in full the amounts to which they are entitled pursuant to Section 2(B)(iv)(a), the shares of Series C Preferred Stock shall not be entitled to any further participation in any distribution of assets of the Corporation.

(v) Conversion.

(1) Conversions at Option of Holder. Each share of Series C Preferred Stock (or fraction thereof) shall be convertible, at any time and from time to time, from and after the respective Original Issue Date of such series of Series C Preferred Stock at the option of the Holder thereof into that number of shares of Common Stock (subject to the Beneficial Ownership Limitation set forth in Section 2(B)(v)(5) and the Control Limitation set forth in Section 2(B)(v)(6)) determined by dividing the Stated Value by the Conversion Price for such series of Series C Preferred Stock then in effect. Holders shall effect conversions by providing the Corporation and the Transfer Agent with the form of conversion notice in the form of conversion notice provided to Holders (a “Notice of Conversion”). Each Notice of Conversion shall specify the number of shares of Series C Preferred Stock to be converted, the number of shares of Series C Preferred Stock owned prior to such conversion, the number of shares of Series C Preferred Stock owned subsequent to such conversion and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers such Notice of Conversion to the Corporation pursuant to Section 2(B)(v) and in accordance with Section 2(B)(vii) (such date, the “Optional Conversion Date”). Such Holder shall be deemed for all corporate purposes to have become the holder of record of the Conversion Shares with respect to which the shares of Series C Preferred Stock have been converted as of the Optional Conversion Date. If no Optional Conversion Date is specified in a Notice of Conversion, the Optional Conversion Date shall be the date that such Notice of Conversion and Cancellation Request are deemed delivered to the Corporation in accordance with Section 2(B)(vii)(1). The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. No ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required. To effect conversions of shares of Series C Preferred Stock, a Holder shall not be required to surrender any Certificated Series C Preferred Stock to the Corporation unless all of the shares of Series C Preferred Stock represented by any such certificate are so converted, in which case such Holder shall deliver the Certificated Series C Preferred Stock promptly following the Optional Conversion Date. To the extent that the Beneficial Ownership Limitation contained in Section 2(B)(v)(5) or the Control Limitation contained in Section 2(B)(v)(6) applies to the converting Holder, the determination of whether the Series C Preferred Stock is convertible (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and of how many shares of Series C Preferred Stock are convertible shall be in the sole discretion of such Holder, and the submission of a Notice of Conversion shall be deemed to be such Holder’s determination of whether the shares of Series C Preferred Stock may be converted (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and how many shares of the Series C Preferred Stock are convertible, in each case subject to the Beneficial Ownership Limitation or the Control Limitation. To ensure compliance with this restriction, each Holder will be deemed to represent to the Corporation each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this Section and the Corporation shall have no obligation to verify or confirm the accuracy of such determination.

(2) Mandatory Conversion. On the earliest to occur of: (i) the effective date of such conversion set forth in the Corporation Conversion Notice for such series of Series C Preferred, provided that the Corporation may not deliver such Corporation Conversion Notice unless Holders of at least 50.1% of all outstanding shares of Series C-1 Preferred Stock, Series C-2 Preferred Stock or Series C-3 Preferred Stock, as applicable, consented to such conversion prior to the delivery of the Corporation Conversion Notice; or (ii) the (A) Series C-1 Fourth Anniversary, the (B) Series C-2 Fourth Anniversary or (C) Series C-3 Fourth Anniversary (the earlier to occur between subsection (i) and (ii) of the foregoing, as applied to each series of Series C Preferred Stock, the “Mandatory Conversion Date” and together with an Optional Conversion Date, the “Conversion Date”), each outstanding share of such series of Series C Preferred Stock will automatically convert (subject to the Beneficial Ownership Limitation set forth in Section 2(B)(v)(5) and the Control Limitation contained in Section 2(B)(v)(6))

into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Stated Value by the Conversion Price for such series of Series C Preferred in effect on the Mandatory Conversion Date (a “Mandatory Conversion”). Within two Trading Days of (x) the Mandatory Conversion Date, if the shares of such Series C Preferred Stock are held in book entry form, or (y) such Holder’s surrender of Certificated Series C Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and an indemnity or security reasonably acceptable to the Corporation (which shall not include the posting of any bond) to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), the Corporation shall deliver: (I) to each Holder, the Conversion Shares issuable upon conversion of such Holder’s Series C Preferred Stock via the Certificated Preferred Stock, and (II) the PIK Shares issuable upon Mandatory Conversion under Section 2(B)(ii), to Holders as of the Mandatory Conversion Date; provided that, any failure by the Holder to return Certificated Series C Preferred Stock, if any, will have no effect on the Mandatory Conversion pursuant to this Section 2(B)(v)(2), which Mandatory Conversion will be deemed to occur on the Mandatory Conversion Date. To the extent that the Beneficial Ownership Limitation contained in Section 2(B)(v)(5) or the Control Limitation contained in Section 2(B)(v)(6) applies to any Holder, such Holder shall within five Business Days of such Holder’s receipt of the Corporation Conversion Notice, provide the Corporation with a written determination (a “Mandatory Conversion Determination”), delivered in accordance with Section 2(B)(vii), of whether such Holder’s Series C Preferred Stock is convertible (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and of how many shares of Series C Preferred Stock are convertible, and the submission of a Mandatory Conversion Determination shall be deemed to be such Holder’s determination of the maximum number of shares of Series C Preferred Stock that may be converted, subject to the Beneficial Ownership Limitation or the Control Limitation and the portion of the shares of Common Stock issuable upon such Mandatory Conversion hereunder that would cause such Holder to exceed the Beneficial Ownership Limitation or the Control Limitation shall be held in abeyance by the Corporation for the benefit of such Holder (which shall not give the Holder any power to vote or dispose of such shares during such abeyance period) until such time, if ever, as such Holder’s beneficial ownership thereof would not result in such Holder exceeding the Beneficial Ownership Limitation or the Control Limitation. To ensure compliance with this restriction, each Holder will be deemed to represent to the Corporation each time it delivers a Mandatory Conversion Determination that such determination has not violated the restrictions set forth in Section 2(B)(v)(5) or Section 2(B)(v)(6) and the Corporation shall have no obligation to verify or confirm the accuracy of such determination.

(3) Conversion Shares. The aggregate number of Conversion Shares which the Corporation shall issue upon conversion of such Series C Preferred Stock (whether pursuant to Section 6(a) or 6(b)) will be equal to the number of shares of such Series C Preferred Stock to be converted, multiplied by the Stated Value, divided by the applicable Conversion Price in effect at the time of the conversion. For the avoidance of doubt, at any time during which there is no effective registration statement for the issuance or resale of the Conversion Shares, the Corporation may settle a conversion of such Series C Preferred Stock (whether pursuant to Section 2(B)(v)(1) or 2(B)(v)(2)) with unregistered Common Stock.

(4) Mechanics of Conversion.

a. Delivery of Conversion Shares upon Conversion. Promptly after the applicable Conversion Date, but in any case within the earlier of (i) two (2) Trading Days and (ii) the Standard Settlement Period (as defined below) thereof (the “Share Delivery Date”), the Corporation shall deliver, or cause to be delivered, to the converting Holder the number of Conversion Shares being acquired upon the conversion of such Series C Preferred Stock pursuant to Section 2(B)(v)(1) or Section 2(B)(v)(2), as applicable, any PIK Shares to which the Holder is entitled pursuant to Section 2(B)(ii) that have not been previously issued, if any, and a wire transfer of immediately available funds in the amount of accrued and unpaid cash dividends, if any. Conversion Shares issuable hereunder shall be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s or its designee’s balance account with DTC through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Corporation is then a participant in such system and otherwise by physical delivery of a certificate, registered in the Corporation’s share register in the name of the Holder or its designee, for the number of Conversion Shares and PIK Shares, if any, to which the Holder is entitled pursuant to such conversion to the address specified by the Holder in the Notice of Conversion or the Corporation Conversion Notice, as the case may be. The Corporation shall (A) deliver (or cause to be delivered) to the converting Holder who has converted less than all of such Holder’s Certificated Series C Preferred Stock (1) a certificate or certificates, of like tenor, for the number of shares of such Series C Preferred Stock evidenced by any surrendered certificate or certificates less the number of shares of such Series C Preferred Stock converted. The Corporation agrees to maintain a transfer agent that is a participant in the DTC’s FAST program so long as any shares of Series C Preferred Stock remain outstanding. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Corporation’s primary Trading Market with respect to the Common Stock as in effect on the date of delivery of the Notice of Conversion.

b. Failure to Deliver Conversion Shares upon an Optional Conversion. If, in the case of any Notice of Conversion, such Conversion Shares are not delivered to or as directed by the applicable Holder by the Share Delivery Date, in addition to any other rights herein, the Holder shall be entitled to elect by written notice to the Transfer Agent, on behalf of the Corporation, at any time on or before its receipt of such Conversion Shares, to rescind such Conversion, in which event the Company shall promptly return to the Holder any such Certificated Series C Preferred Stock delivered to the Corporation and the Holder shall promptly return to the Corporation the Conversion Shares issued to such Holder pursuant to the rescinded Notice of Conversion.

c. Obligation Absolute; Partial Liquidated Damages. The Corporation’s obligation to issue and deliver the Conversion Shares upon the applicable conversion of such series of Series C Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Corporation of any such action that the Corporation may have against such Holder. In the event a Holder shall elect to convert any or all of its Series C Preferred Stock, the Corporation may not refuse conversion based on any claim that such Holder or any one associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of such Series C Preferred Stock of such Holder shall have been sought and obtained, and the Corporation posts a surety bond for the benefit of such Holder in the amount of 150% of the Stated Value of such series of Series C Preferred Stock which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Corporation shall issue Conversion Shares upon a properly noticed conversion. If the Corporation fails to deliver to a Holder such Conversion Shares pursuant to Section 2(B)(v)(4)(a) on the Share Delivery Date applicable to such conversion, the Corporation shall pay to such Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Stated Value of such series of Series C Preferred Stock being converted, $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after such damages begin to accrue) for each Trading Day after the Share Delivery Date until such Conversion Shares are delivered or Holder rescinds such conversion. Nothing herein shall limit a Holder’s right to pursue actual damages for the Corporation’s failure to deliver Conversion Shares within the period specified herein and such Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit a Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

d. Compensation for Buy-In on Failure to Timely Deliver Conversion Shares Upon Conversion. In addition to any other rights available to the Holder, if the Corporation fails for any reason to deliver to a Holder the applicable Conversion Shares by the Share Delivery Date pursuant to Section 2(B)(v)(4)(a), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Corporation shall (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount, if any, by which (x) such Holder’s total purchase price (including any brokerage commissions) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of Conversion Shares that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) (I) in the case of an Optional Conversion either (a) reissue (if surrendered) the shares of such Series C Preferred Stock equal to the number of shares of such Series C Preferred Stock submitted for conversion (in which case, such conversion shall be deemed rescinded) or (b) deliver to such Holder the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 2(B)(v)(4)(a) and (II) in the case of a Mandatory Conversion, deliver to such Holder the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 2(B)(v)(4)(a). For example, if a Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of such series of Series C Preferred Stock with respect to which the actual sale price of the Conversion Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Corporation shall be required to pay such Holder $1,000. The Holder shall provide the Corporation written notice indicating the amounts payable to such Holder in respect of the Buy-In and, upon request of the Corporation, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver the Conversion Shares upon conversion of the shares of such Series C Preferred Stock as required pursuant to the terms hereof.

e. Reservation of Shares Issuable Upon Conversion. The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Series C Preferred Stock, not less than such aggregate number of shares of the Common Stock as shall be issuable (i) upon the conversion of all outstanding shares of such series of Series C Preferred Stock (taking into account the adjustments and restrictions of Section 2(B)(vi)) and (ii) in respect of the PIK Shares. The Corporation covenants that all Conversion Shares and PIK Shares shall, when issued, be duly authorized, validly issued, fully paid and nonassessable.

f. Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of or as dividends on any series of Series C Preferred Stock. As to any fraction of a share which a Holder would otherwise be entitled to upon such conversion or in respect of any such dividend, the Corporation shall round up to the next whole share of Common Stock.

g. Transfer Taxes and Expenses. The issuance of Conversion Shares on conversion of such Series C Preferred Stock shall be made without charge to any Holder for any Transfer Agent fees, documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the Holders of such shares of such Series C Preferred Stock and the Corporation shall not be required to issue or deliver such Conversion Shares and shall not be responsible for partial liquidated damages under Section 2(B)(v)(4)(b) or penalties under Section 2(B)(v)(4)(c) unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

(5) Beneficial Ownership Limitation. The Corporation shall not effect any conversion of any series of Series C Preferred Stock, including, without limitation, a Mandatory Conversion, and a Holder shall not have the right to receive their respective Dividend Shares hereunder or convert any portion of such series of Series C Preferred Stock, to the extent that, after giving effect to the receipt of dividends hereunder or conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder’s Affiliates, and any Persons acting as a group together with such Holder or any of such Holder’s Affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its Affiliates and Attribution Parties shall include the number of shares of Common Stock received as applicable Dividend Shares or issuable upon conversion of such Series C Preferred Stock with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted Series C-1 Preferred Stock, Series C-2 Preferred Stock and/or Series C-3 Preferred Stock, as applicable, beneficially owned by such Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, such Series C Preferred Stock) beneficially owned by such Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(B)(v)(5), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Corporation is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith (other than as it relates to a Holder relying on the number of shares issued and outstanding as provided by the Corporation pursuant to this Section). In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(B)(v)(5), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (i) the Corporation’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Corporation or (iii) a more recent written notice by the Corporation or the Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request (which may be via email) of a Holder, the Corporation shall within one Trading Day confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding. The “Beneficial Ownership Limitation” shall be 4.99% (or, at the written election of any Holder delivered to the Corporation pursuant to the terms of Section 2(B)(vii) prior to the issuance of any shares of such series of Series C Preferred Stock, 9.99%) of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of such series of Series C Preferred Stock held by the applicable Holder and/or the issuance of the Dividend Shares. A Holder, upon at least sixty-one (61) days advance written notice to the Corporation, may terminate, increase or decrease the Beneficial Ownership Limitation provisions of this Section 2(B)(v)(5); provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of such series of Series C Preferred Stock held by the Holder and/or the issuance of the Dividend Shares, and the provisions of this Section 6(e) shall continue to apply. The limitations contained in this Section 2(B)(v)(5) shall apply to a successor holder of such series of Series C Preferred Stock. The limitations contained in this Section 2(B)(v)(5) and Section 2(B)(vi)(2) shall terminate immediately at any time at which the Common Stock ceases to be an “equity security” as defined in Rule 13d-1(i) promulgated under the Exchange Act (or any successor rule).

(6) Control Limitation. Unless the Corporation obtains the approval of its stockholders for issuances of Common Stock in excess of such amount, the Corporation shall not effect any conversion of such series of Series C Preferred Stock, including, without limitation, a Mandatory Conversion, and a Holder shall not have the right to receive dividends hereunder or convert any portion of such series of Series C Preferred Stock, to the extent that, after giving effect to the receipt of dividends hereunder or conversion set forth on the applicable Notice of Conversion, the Holder, together with the Attribution Parties, would beneficially own in excess of the

Control Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its Affiliates and Attribution Parties shall include the number of shares of Common Stock received as dividends or issuable upon conversion of such series of Series C Preferred Stock with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted Series C Preferred Stock beneficially owned by such Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, each series of Series C Preferred Stock) beneficially owned by such Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(B)(v)(6), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Corporation is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith (other than as it relates to a Holder relying on the number of shares issued and outstanding as provided by the Corporation pursuant to this Section). For purposes of this Section 2(B)(v)(6), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (i) the Corporation’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Corporation or (iii) a more recent written notice by the Corporation or the Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request (which may be via email) of a Holder, the Corporation shall within one Trading Day confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding. The “Control Limitation” shall be 19.99% of the number of shares of the Common Stock outstanding immediately before giving effect to the issuance of shares of Common Stock issuable upon conversion of such series of Series C Preferred Stock and/or the issuance of the Dividend Shares. The limitations contained in this paragraph shall apply to a successor holder of any such series of Series C Preferred Stock.

(vi) Certain Adjustments.

(1) Stock Dividends and Stock Splits. If the Corporation, at any time while any Series C-1 Preferred Stock, Series C-2 Preferred Stock or Series C-3 Preferred Stock, each as a separate series, is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents (which, for avoidance of doubt, will not include any shares of Common Stock issued by the Corporation upon conversion of any series of Series C Preferred Stock or payment of a dividend on any series of Series C Preferred Stock); (B) subdivides outstanding shares of Common Stock into a larger number of shares; (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares; or (D) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Corporation, then the Conversion Price will be multiplied by a fraction of which the numerator will be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event and of which the denominator will be the number of shares of Common Stock, or in the event that clause (D) of this Section 2(B)(vi)(1) will apply shares of reclassified capital stock, outstanding immediately after such event. Any adjustment made pursuant to this Section 2(B)(vi)(1) will become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and will become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(2) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section Section2(B)(vi)(1) above, if at any time the Corporation grants, issues or sells any Common Stock Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of such Holder’s series of

Series C Preferred Stock (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation or the Control Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such shares of Common Stock as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance by the Corporation for the Holder (which shall not give the Holder any power to vote or dispose of such Purchase Rights) until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation or the Control Limitation).

(3) Pro Rata Distributions. During such time as any Series C-1 Preferred Stock, Series C-2 Preferred Stock or Series C-3 Preferred Stock, each as a separate series, is outstanding, if the Corporation declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of such series of Series C Preferred Stock, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of such Holder’s series of Series C Preferred Stock (without regard to any limitations on conversion hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation or the Control Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any shares of Common Stock as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance by the Corporation for the benefit of the Holder (which shall not give the Holder any power to vote or dispose of such shares) until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation or the Control Limitation.

(4) Fundamental Transaction. If, at any time while any Series C-1 Preferred Stock, Series C-2 Preferred Stock or Series C-3 Preferred Stock, each as a separate series, is outstanding, (A) the Corporation effects any merger or consolidation of the Corporation with or into another Person, (B) the Corporation effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, or (C) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of such series of Series C Preferred Stock, the Holders shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the “Alternate Consideration”). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall adjust the Conversion Price in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration they receive upon any conversion of such series of Series C Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a new Certificate of Designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 2(B)(vi)(4) and insuring that such series of Series C Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

(5) Calculations. All calculations under this Section 2(B)(vii) will be made to the nearest cent or the nearest 1/100th of a share, as the case may be.

(6) Notice to the Holders.

a. Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 2(B)(vii), the Corporation shall promptly deliver to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

b. Notice to Allow Conversion by Holder. If (A) the approval of any stockholders of the Corporation shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Corporation is a party, any sale or transfer of all or substantially all of the assets of the Corporation, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property or (B) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, then, in each case, the Corporation shall cause to be filed at each office or agency maintained for the purpose of conversion of such series of Series C Preferred Stock, and shall cause to be delivered to each Holder pursuant to Section 2(B)(vii)(1), at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a written notice stating (x) the date on which a record is to be taken for the purpose of seeking such stockholder approval or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Corporation or any of the Subsidiaries, the Corporation shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K. The Holder shall remain entitled to convert such Holder’s Series C Preferred Stock pursuant to Section 2(B)(v)(i) (subject to the Beneficial Ownership Limitation or the Control Limitation) during the 20-day period commencing on the date of such notice through the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

(vii) Miscellaneous.

(1) Notices. Any and all notices or other communications or deliveries to be provided to the Holders, the Corporation or the Transfer Agent pursuant to this Section 2(B), including, without limitation, any Notice of Conversion or Corporation Conversion Notice, shall be in writing and delivered personally, by facsimile, by e-mail, or sent by a nationally recognized overnight courier service (i) if to the Holders, at the Holder’s address set forth in the book and records of the Corporation or to another address of such Holder as may be specified by such Holder to the Corporation in a written notice delivered in accordance with this Section, or (ii) if to the Corporation, at 10500 University Center Drive, Suite 110, Tampa, FL 33612, email: ddearborn@tuhurabio.com or to another address as the Corporation may specify for such purposes by written notice to the Holders delivered in accordance with this Section. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or via e-mail at the e-mail address set forth in this Section prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or via e-mail at the e-mail address set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. To the extent that any notice provided pursuant to this Certificate of Incorporation constitutes, or contains, material, non-public information regarding the Corporation or any Subsidiaries, the Corporation shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 8-K.

(2) Absolute Obligation. Except as expressly provided herein, no provision of this Certificate of Incorporation shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay liquidated damages and accrued dividends, as applicable, on the shares of Series C Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed.

(3) Lost or Mutilated Series C Preferred Stock Certificate. If a Holder alleges that such Holder’s Series C Preferred Stock certificate has been lost, stolen or destroyed, the Corporation will only be obligated to issue a replacement certificate if the Holder delivers to the transfer agent, or the Corporation, as applicable: (i) a lost certificate affidavit; (ii) an indemnity bond in a form acceptable to the Corporation’s transfer agent, or if the Corporation acts as its own transfer agent, an agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate; and (iii) any other documentation that the transfer agent or the Corporation, if the Corporation acts as its own transfer agent, may reasonably require.

(4) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Section B of Part 2 of Article IV shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. To the fullest extent permitted by law, the Corporation and each Holder hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts of the State of Delaware (the “Delaware Courts”) for the adjudication of any dispute under this Section B of Part 2 of Article IV or in connection with this Section B of Part 2 of Article IV or with any transaction contemplated by this Section B of Part 2 of Article IV or discussed in this Section B of Part 2 of Article IV, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such Delaware Courts, or such Delaware Courts are improper or inconvenient venue for such proceeding. To the fullest extent permitted by law, each Holder hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such Holder at the address in effect for notices to it under this Certificate of Incorporation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each Holder and the Corporation hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Incorporation or the transactions contemplated hereby. If any Holder or the Corporation shall commence an action or proceeding to enforce any provisions of this Certificate of Incorporation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding; provided, however, that notwithstanding the foregoing, in no event shall any Holder, in its capacity as a stockholder of the Corporation, be liable for the attorneys’ fees or expenses of the Corporation or any other party in connection with any internal corporate claim (as defined in Section 115 of the DGCL) pursuant to this sentence.

(5) Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Incorporation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Incorporation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Incorporation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Incorporation. Any waiver by the Corporation or a Holder must be in writing.

(6) Severability. If any provision of this Certificate of Incorporation is invalid, illegal or unenforceable, the balance of this Certificate of Incorporation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any dividend or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(viii) Definitions. As used in this Section 2(B), the following terms shall have the following meanings:

“Affiliate” means any person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act. A Person shall be regarded as in control of the Corporation if the Corporation owns or directly or indirectly controls more than fifty percent (50%) of the voting stock or other ownership interest of the other person, or if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such person.

“Alternate Consideration” shall have the meaning set forth in Section 2(B)(vi)(4).

“Attribution Parties” shall have the meaning set forth in Section 2(B)(v)(5).

“Beneficial Ownership Limitation” shall have the meaning set forth in Section 2(B)(v)(5).

“Business Day” means any day except Saturday, Sunday, and any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

“Buy-In” shall have the meaning set forth in Section 2(B)(v)(4)(a) hereto.

“Certificate of Designations” a Certificate of Designation of Preferences, Rights and Limitations of Preferred Stock.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Corporation’s common stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

“Common Stock Equivalents ” means any securities of the Corporation or the Subsidiaries of the Corporation, whether or not vested or otherwise convertible or exercisable into shares of Common Stock at the time of such issuance, which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock, and excluding shares of Common Stock issuable upon conversion of any series of Series C Preferred Stock.

“Corporation Conversion Notice” means a notice delivered by the Corporation to effect a Mandatory Conversion of all the outstanding Series C-1 Preferred Stock, Series C-2 Preferred Stock or Series C-3 Preferred Stock, as applicable, provided that the effective date of such Mandatory Conversion shall be no less than ten (10) Business Days following the date that such notice is deemed to have been given.

“Control Limitation” shall have the meaning set forth in Section 2(B)(v)(6).

“Conversion Amount” means the Stated Value at issue.

“Conversion Date” shall have the meaning set forth in Section 2(B)(v)(2).

“Conversion Price” means (i) $1.16 for the Series C-1 Preferred Stock, (ii) $1.214 for the Series C-2 Preferred Stock and (iii) $1.15 for the Series C-3 Preferred Stock, each subject to adjustment as set forth in Section 2(B)(vi).

“Conversion Shares” means the shares of Common Stock issuable upon conversion of the shares of Series C-1 Preferred Stock, Series C-2 Preferred Stock or Series C-3 Preferred Stock, as applicable, in accordance with the terms hereof.

“Delaware Courts” shall have the meaning set forth in Section 2(B)(vii)(4).

“Dividend Shares” means the Series C-1 Dividend Shares, Series C-2 Dividend Shares or Series C-3 Dividend Shares, as applicable, issued to such Holder in accordance with Section 2(B)(ii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fundamental Transaction” shall have the meaning set forth in Section 2(B)(vi)(4).

“Holder” shall mean an owner of shares of Series C-1 Preferred Stock, Series C-2 Preferred Stock and/or Series C-3 Preferred Stock.

“Junior Securities” shall be the Common Stock and any other class or series of capital stock of the Corporation hereafter created which does not expressly rank pari passu with or senior to the Series C Preferred Stock.

“Liquidation” shall have the meaning set forth in Section 2(B)(iv).

“Mandatory Conversion” shall have the meaning set forth in Section 2(B)(v)(2).

“Mandatory Conversion Date” shall have the meaning set forth in Section 2(B)(v)(2).

“Mandatory Conversion Determination” shall have the meaning set forth in Section 2(B)(v)(2).

“Notice of Conversion” shall have the meaning set forth in Section 2(B)(v)(1).

“Optional Conversion Date” shall have the meaning set forth in Section 2(B)(v)(1).

“Original Issue Date” means, as applicable to each series of Series C Preferred Stock, the date of the first issuance of any shares of such series of Series C Preferred Stock by the Converting Entity regardless of the number of transfers of any particular shares of such series of Series C Preferred Stock and regardless of the number of certificates which may be issued, if any, to evidence such series of Series C Preferred Stock.

“Parity Securities” means the Series A Preferred Stock, the Series C-1 Preferred Stock, the Series C-2 Preferred Stock and any other class or series of capital stock of the Corporation hereinafter created that expressly ranks pari passu with the Series C Preferred Stock.

“Person” means an individual, entity, corporation, partnership, association, limited liability company, limited liability partnership, joint-stock company, trust or unincorporated organization.

“PIK Shares” mean the Series C-1 Preferred PIK Shares, Series C-2 Preferred PIK Shares or Series C-3 PIK Shares, as applicable, payable to such Holder in accordance with Section 2(B)(ii).

“Preferred Stock” means the Corporation’s preferred stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

“Purchase Rights” shall have the meaning set forth in Section 2(B)(vi)(2).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Senior Securities” shall be any class or series of capital stock of the Corporation hereafter created which expressly ranks senior to the Series C Preferred Stock.

“Series C-1 Dividends” shall have the meaning set forth in Section 2(B)(ii)(1).

“Series C-1 Dividend Shares” shall have the meaning set forth in Section 2(B)(ii)(1).

“Series C-1 Effective Date” means August 18, 2019.

“Series C-1 Fourth Anniversary” shall have the meaning as set forth in Section 2(B)(ii)(1).

“Series C-1 PIK Shares” Section 2(B)(ii)(1).

“Series C-2 Dividends” shall have the meaning set forth in Section 2(B)(ii)(2).

“Series C-2 Dividend Shares” shall have the meaning set forth in Section 2(B)(ii)(2).

“Series C-2 Effective Date” means August 24, 2019.

“Series C-2 Fourth Anniversary” shall have the meaning as set forth in Section 2(B)(ii)(2).

“Series C-2 PIK Shares” Section 2(B)(ii)(2).

“Series C-3 Dividends” shall have the meaning set forth in Section 2(B)(ii)(3).

“Series C-3 Dividend Shares” shall have the meaning set forth in Section 2(B)(ii)(3).

“Series C-3 Effective Date” means August 31, 2019.

“Series C-3 Fourth Anniversary” shall have the meaning as set forth in Section 2(B)(ii)(3).

“Series C-3 PIK Shares” Section 2(B)(ii)(3).

“Share Delivery Date” shall have the meaning set forth in Section 6(d).

“Stated Value” means $1,000.00 per share of Series C Preferred Stock.

“Subsidiary” means any subsidiary of the Corporation as set forth on Exhibit 21.1 to the Corporation’s Annual Report on Form 10-K most recently filed with the Commission, and shall, where applicable, also include any direct or indirect subsidiary of the Corporation formed or acquired after the August 18, 2019.

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing).

“Transfer Agent” means Mountain Share Transfer, Inc., the current transfer agent of the Corporation, with a mailing address of 2030 Powers Ferry Road SE, Suite #212, Atlanta, GA 30339, a facsimile number of (404)-816-8830 and an email address of esn@mountainsharetransfer.com, and any successor transfer agent of the Corporation.

ARTICLE V.

1. Limitation of Liability. Except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this Article V shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment. If the DGCL is amended to permit further elimination or limitation of personal liability of directors, the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL.

2. Indemnification. The Corporation shall, to the fullest extent permitted by the provisions of Section 145 of the DGCL, as the same may be amended or supplemented, indemnify past and present directors, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, and shall inure to the benefit of the heirs, executors, and administrators of such person.

3. Subsequent Amendment. No amendment, termination or repeal of this Article V or of the relevant provisions of the DGCL or any other applicable laws shall affect or diminish in any way the rights of any director to indemnification under the provisions hereof with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal.

ARTICLE VI.

To the fullest extent permitted by the DGCL as the same exists or may hereafter be amended, an officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer; provided, however, that the foregoing shall not eliminate or limit the liability of an officer (i) for any breach of the officer’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the officer derived an improper personal benefit, or (iv) in any action by or in the right of the Corporation. If the DGCL is hereafter amended to permit further elimination or limitation of the personal liability of officers, then the liability of an officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of this Article VI, or the adoption of any provision of this Certificate of Incorporation, inconsistent therewith, by the stockholders of the Corporation or otherwise shall not adversely affect any right or protection of an officer of the Corporation existing at the time of such repeal, modification or adoption of an inconsistent provision. For purposes of this Article VI, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL as the same exists or may be hereafter be amended.

ARTICLE VII.

1. Unless the Corporation consents in writing to the selection of an alternative forum, (i) the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim of breach of fiduciary duty owed by any current or former Director, officer, other employee or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders; (c) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Corporation’s By-Laws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (d) any action asserting a claim governed by the internal affairs doctrine; and (ii) subject to the preceding provisions of this Article VII, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended (the “Securities Act”), including all causes of action asserted against any defendant to such complaint.

2. The exclusive forum provision set forth in Section 1 of this Article VII does not apply to the extent of either (i) exclusive federal jurisdiction pursuant to Section 27 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for claims seeking to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder, or any other claim for which the U.S. federal courts have exclusive jurisdiction, or (ii) concurrent jurisdiction under Section 22 of the Securities Act, for federal and state courts over all claims seeking to enforce any liability or duty created by the Securities Act or the rules and regulations thereunder.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Article VII.

ARTICLE VIII.

This Article VIII is inserted for the management of the business and for the conduct of the affairs of the Corporation and for defining and regulating the powers of the Corporation and its directors and stockholders and is in furtherance and not in limitation of the powers conferred upon the Corporation by statute.

1. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as otherwise provided in this Certificate of Incorporation or the DGCL.

2. Number; Election and Qualification. Subject to the rights of holders of any series of Preferred Stock to elect persons to the Board of Directors, the number of directors shall be established solely by the Board of Directors; provided, however that the Board of Directors shall have at least one (1) member. Election of persons to the Board of Directors need not be by written ballot.

3. Tenure. Subject to the rights of holders of any series of Preferred Stock to elect persons to the Board of Directors, directors shall be elected at each annual meeting of the stockholders; provided, that the term of each director shall continue until the election and qualification of such Director’s successor and be subject to such director’s earlier death, resignation or removal.

4. Removal. Subject to the rights of holders of any series of Preferred Stock to elect persons to the Board of Directors, members of the Board of Directors may be removed, with or without cause, by the affirmative vote of the holders of at least a majority of the total voting power of the issued and outstanding shares of the Corporation’s capital stock entitled to vote thereon, voting together as a single class.

5. Vacancies. Subject to the rights of holders of any series of Preferred Stock to elect persons to the Board of Directors, any newly created directorship or any vacancy on the Board of Directors, however occurring, may be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director and may not be filled by the stockholders. A person elected to fill a vacancy on the Board of Directors shall be elected for the unexpired term of such person’s predecessor in office, and a person appointed to fill a newly created directorship resulting from an increase in the size of the Board of Directors shall hold office until next annual meeting of stockholders and until the election and qualification of such person’s successor and be subject to such person’s earlier death, resignation or removal.

6. Bylaws. In furtherance and not in limitation of the powers conferred upon it by the DGCL, and subject to the rights of holders of any series of Preferred Stock, the Bylaws of the Corporation may be altered, amended or repealed or new Bylaws may be adopted only by (i) the affirmative vote of a majority of the directors present at any regular or special meeting of the Board of Directors where a quorum is present or (ii) by the affirmative vote of the holders of at least a majority of the total voting power of the issued and outstanding shares of the Corporation’s capital stock entitled to vote thereon, voting together as a single class.

7. No Stockholder Action by Written Consent. Subject to the rights of holders of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

8. Stockholder Nominations and Introduction of Business. Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws of the Corporation.

9. Special Meetings of Stockholders. Special meetings of stockholders may be called at any time only by the Board of Directors, Chairperson of the Board, or the Chief Executive Officer or, in the absence of the Chief Executive Officer, the President of the Corporation, and shall be called by the Corporation’s Secretary upon the written request, validly given in the manner provided by the Bylaws of the Corporation, of one or more stockholders holding shares of record of the Corporation’s capital stock representing in the aggregate at least twenty-five percent (25%) of the then outstanding shares of the Corporation’s capital stock entitled to vote on the matter(s) proposed to be voted on at such meeting. The Board of Directors may cancel, postpone or reschedule any previously scheduled special meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

10. Preferred Stock Directors. During any period when the holders of one or more series of Preferred Stock shall have the separate right to elect additional directors of the Corporation, upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such number of directors that the holders of any series of Preferred Stock have a right to elect, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions; and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to such additional director’s earlier death, resignation, disqualification or removal. Except as otherwise provided for or fixed pursuant to the provisions of this Certificate of Incorporation, whenever the holders of one or more series of Preferred Stock having a separate right to elect additional directors cease to have or are otherwise divested of such right pursuant to said provisions, the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such additional director shall cease to be qualified as a director and shall cease to be a director) and the total authorized number of directors of the Corporation shall be automatically reduced accordingly.

ARTICLE IX.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter permitted by the DGCL and all rights and powers conferred upon stockholders, directors, and officers herein are granted subject to this reservation.

Notwithstanding anything contained in this Certificate of Incorporation or in the Corporation’s Bylaws to the contrary, and notwithstanding the fact that a lesser percentage may be specified by the DGCL, the provisions set forth in Articles IV(2), V, VI, VII, VIII and this Article IX may not be repealed or amended in any respect, and no other provisions may be adopted, amended or repealed that would have the effect of modifying or permitting the circumvention of the provisions set forth in Articles IV(2), V, VI, VII, VIII and this Article IX, unless such action is approved by the affirmative vote of the holders of at least a majority of the total voting power of the issued and outstanding shares of the Corporation’s capital stock entitled to vote thereon, voting together as a single class.

ARTICLE X.

The name and address of the incorporator of the Corporation is [NAME OF OFFICER OF CONVERTING ENTITY] at [ADDRESS].

IN WITNESS WHEREOF, the incorporator has caused this Certificate of Incorporation to be signed by its duly authorized officer on this [●] day of [●], 2024.

/s/
[NAME], Incorporator

ANNEX H: DELAWARE BYLAWS

BYLAWS

OF

KINTARA THERAPEUTICS, INC.

ARTICLE I

OFFICES

Section 1.1. Registered Office. The registered office of Kintara Therapeutics, Inc. (the “Corporation”) within the State of Delaware shall be located at such address as is set forth in the certificate of incorporation of the Corporation (as amended and/or restated from time to time, the “Certificate of Incorporation”).

Section 1.2. Additional Offices. The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.

ARTICLE II

STOCKHOLDERS MEETINGS

Section 2.1. Annual Meetings. The annual meeting of stockholders shall be held at such place, either within or without the State of Delaware, and time and on such date as shall be determined by the Board and stated in the notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). At each annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting in accordance with these Bylaws.

Section 2.2. Special Meetings. Subject to the rights of the holders of any outstanding series of the preferred stock of the Corporation (“Preferred Stock”), and to the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the Board, Chairperson of the Board, or the Chief Executive Officer or, in the absence of the Chief Executive Officer, the President of the Corporation, and shall be called by the Secretary of the Corporation (the “Secretary”) upon the written request of one or more stockholders holding shares of record of the Corporation’s capital stock representing in the aggregate at least twenty-five percent (25%) (the “Requisite Percentage”) of the then outstanding shares of the Corporation’s capital stock entitled to vote on the matter(s) proposed to be voted on at such meeting (each, a “Requesting Stockholder”).

Any meeting called at the valid request of the Requesting Stockholder(s) pursuant to this Section 2.2 shall be held at such date, time and place, if any, as may be fixed by the Board, provided that the date of such special meeting shall not be more than ninety (90) days after the receipt by the Secretary of such request. To be valid, the request or requests must (i) be written, (ii) be delivered to the Secretary at the Corporation’s principal executive office (the date on which the Secretary receives the request is the “Delivery Date”), (iii) include the specific purpose(s) of the special meeting of stockholders and the specific matter(s) proposed to be voted on at the meeting, (iv) comply with the requirements of Section 2.7(b)(i) of these Bylaws, (v) include documentary evidence that the Requesting Stockholder(s) own the Requisite Percentage on the Delivery Date, (vi) include a certification that each such Requesting Stockholder will continue to hold at least the number of shares of capital stock set forth in the request with respect to each such Requesting Stockholder through the date of the special meeting and (vii) be signed and dated by the Requesting Stockholder(s) or a duly authorized agent of such Requesting Stockholder(s). If the Requesting Stockholder(s) are not the beneficial owners of the shares representing the Requisite Percentage, then the documentary evidence required by subsection (v) of this Section 2.2 must also include proof that the beneficial owners on whose behalf the request(s) are made beneficially own the Requisite Percentage on the Delivery Date in order for the request to be valid. For purposes of these Bylaws, the term “beneficial owner” shall have the meaning ascribed in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Any Requesting Stockholder who submits a written request for a special meeting of stockholders may revoke that written request at any time by delivering a written revocation to the Secretary at the Corporation’s principal executive office. The failure of any Requesting Stockholder to appear at the special meeting of stockholders or to send a qualified representative to the special meeting of stockholders to present such matter(s) to be voted on at the special meeting of stockholders shall also constitute a revocation of such request. If there is more than one Requesting Stockholder and the revocation or deemed revocation by one or more Requesting Stockholders causes the remaining Requesting Stockholders to hold in the aggregate less than the Requisite Percentage, the Board, in its discretion, may cancel the special meeting. If none of the Requesting Stockholder(s) appears or sends a qualified representative to present the nominations proposed to be presented or other business proposed to be conducted at the special meeting, the Corporation need not present such nominations or other business for a vote at the special meeting.

The Corporation is not required to call a special meeting of stockholders pursuant to this Section 2.2 with respect to any matter proposed to be presented by the Requesting Stockholder(s) if (w) the Delivery Date is during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting, (x) a substantially similar matter was included on the agenda of any annual or special meeting of stockholders held within 120 days prior to the Delivery Date, or will be included on the agenda at an annual or special meeting to be held within 90 days after the Delivery Date (and for purposes of this clause (x), a proposal involving an increase or decrease in the authorized number of directors, or the nomination, appointment, election or removal of directors, shall be considered substantially similar to all other matters involving a change in the authorized number of directors, or the nomination, appointment, election or removal of directors), (y) the purpose of the special meeting of stockholders is not a proper subject for stockholder action under applicable law, or (z) the written request for a special meeting of stockholders itself, including the matter proposed, fails to comply with applicable law(s) or this Section 2.2.

The business conducted at any special meeting of stockholders called in accordance with this Section 2.2 shall be limited to the business set forth in the notice of the meeting; provided, however, that the Board may submit additional matters to the stockholders at the meeting by including those matters in the notice of the special meeting of stockholders. The Board may postpone or reschedule any previously scheduled special meeting of stockholders.

Special meetings of stockholders shall be held at such place, either within or without the State of Delaware, and at such time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting, provided that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a).

Section 2.3. Notices. Notice of each stockholders’ meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Section 9.3 to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by the Corporation not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”). If said notice is for a stockholder meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given. Any meeting of stockholders as to which notice has been given may be postponed or cancelled by the Board upon Public Disclosure (as defined in Section 2.7(a)(ii)) given before the date previously scheduled for such meeting.

Section 2.4. Quorum. Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, the presence, in person or by proxy, at a stockholders’ meeting of the holders of shares of outstanding capital stock of the Corporation representing a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chair of the meeting may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 2.5. Voting of Shares.

(a) Voting Lists. The Corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders of record entitled to vote at such meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date, arranged in alphabetical order and showing the address and the number of shares registered in the name of each stockholder. Nothing contained in this Section 2.5(a) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of 10 days ending on day before the meeting date: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. Except as provided by applicable law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.5(a) or to vote in person or by proxy at any meeting of stockholders.

(b) Manner of Voting. At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. If authorized by the Board, the voting by stockholders or proxy holders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3(c)), provided that any such electronic transmission must either set forth or be submitted with information from which the Corporation can determine that the electronic transmission was authorized by the stockholder or proxy holder. The Board, in its discretion, or the chair of the meeting of stockholders, in such person’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

(c) Proxies. Each stockholder entitled to vote at a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority.

(i) A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

(ii) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(d) Required Vote. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, at all meetings of stockholders at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority in voting power of the votes cast by the stockholders present in person or represented by proxy at the meeting and voting affirmatively or negatively on the matter, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these Bylaws or the rules or regulations of any applicable stock exchange, or any law or regulation applicable to the Corporation or its securities a different or minimum vote is required, in which case such different or minimum vote shall be the applicable vote on such matter. No stockholder shall have cumulative voting rights.

(e) Inspectors of Election. The Corporation shall, in advance of any meeting of the stockholders, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors may appoint or retain other persons or entities to assist the inspector or inspectors in the performance of their duties. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspector or inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election. When executing the duties of inspector, the inspector or inspectors shall: (i) ascertain the number of shares outstanding and the voting power of each; (ii) determine the shares represented at the meeting and the validity of proxies and ballots; (iii) count all votes and ballots; (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and (v) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots.

Section 2.6. Adjournments. Any meeting of stockholders, annual or special, may be adjourned by the chair of the meeting, from time to time, whether or not there is a quorum, to reconvene at the same or some other place, if any. Notice need not be given of any such adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken or are provided in any other manner permitted by the DGCL. At the adjourned meeting, the stockholders, or the holders of any class or series of stock entitled to vote separately as a class, as the case may be, may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 9.2, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Section 2.7. Advance Notice of Stockholder Nominations and Proposals.

(a) Annual Meetings of Stockholders.

(i) At a meeting of the stockholders, only such nominations of persons for the election of directors and such other business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, nominations or such other business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board or any committee thereof; (B) otherwise properly brought before the meeting by or at the direction of the Board or any committee thereof; or (C) otherwise properly brought before an annual meeting by a stockholder who is a stockholder of record of the Corporation at the time such notice of meeting is delivered, who is entitled to vote at the meeting, and who complies with the notice procedures set forth in this Section 2.7.

(ii) In addition, any proposal of business (other than the nomination of persons for election to the Board) must be a proper matter for stockholder action. For business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a stockholder pursuant to Section 2.7(a)(i)(C), the stockholder or stockholders of record intending to propose the business (the “Proposing Stockholder”) must have given timely notice thereof pursuant to this Section 2.7(a), in writing to the Secretary even if such matter is already the subject of any notice to the stockholders or Public Disclosure from the Board. To be timely, a Proposing Stockholder’s notice for an annual meeting must be delivered to the Secretary at the principal executive offices of the Corporation: (x) not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, in advance of the anniversary of the previous year’s annual meeting if such meeting is to be held on a day which is not more than 30 days in advance of the anniversary of the previous year’s annual meeting or not later than 60 days after the anniversary of the previous year’s annual meeting; and (y) with respect to any other annual meeting of stockholders, including in the event that no annual meeting was held in the previous year, not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of: (1) the 90th day prior to the annual meeting and (2) the close of business on the 10th day following the first date of Public Disclosure of the date of such meeting. In no event shall the Public Disclosure of an adjournment or postponement of an annual meeting commence a new notice time period (or extend any notice time period). For the purposes of this Section 2.7, “Public Disclosure” shall mean a disclosure made in a press release reported by the Dow Jones News Services, The Associated Press, or a comparable national news service or in a document filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14, or 15(d) of the Exchange Act.

(b) Stockholder Nominations.

(i) For the nomination of any person or persons for election to the Board pursuant to Section 2.7(a)(i)(C) or Section 2.7(d), a Proposing Stockholder’s notice to the Secretary must be signed by the stockholder of record who intends to make the nomination, and by the beneficial owner or owners, if any, on whose behalf the stockholder is acting and shall set forth or include: (1) the name, age, business address, and residence address of each nominee proposed in such notice; (2) the principal occupation or employment of each such nominee; (iii) the Share Information with respect to each person whom the stockholder proposes to nominate (which Share Information required by this clause (3) shall be supplemented by such stockholder and any such beneficial owner not later than ten (10) days after the record date for the meeting to disclose such Share Information as of the record date for the meeting); (4) such other information concerning each such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed, under Section 14(a) of the Exchange Act; (5) a written statement executed by each such nominee acknowledging that such person consents to being named in the Company’s proxy statement as a nominee and to serving as a director if elected, and (6) as to the Proposing Stockholder and the beneficial owner(s), if any, on whose behalf the nomination is made: (A) the name and address of the Proposing Stockholder as they appear on the Corporation’s books and of the beneficial owner, if any, on whose behalf the nomination is being made, (B) the Share Information with respect to the stockholder making the nomination and the beneficial owner or owners, if any, on whose behalf the nomination is made (which Share Information required by this clause (B) shall be supplemented by such stockholder and any such beneficial owner not later than ten (10) days after the record date for the meeting to disclose such Share Information as of the record date for the meeting), (C) a description of all agreements, arrangements or understandings between such stockholder or beneficial owner or owners and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder and any such beneficial owner, including without limitation any agreement, arrangement or understanding with any person as to how such nominee, if elected as a director of the Corporation, will act or vote on any issue or question, (D) a representation that such stockholder is a holder of record of shares of the Corporation entitled to vote at the Annual Meeting and intends to appear in person or by proxy at the Annual Meeting to nominate the persons named in its notice, (E) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and any such beneficial owner and their respective affiliates and associates, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, or any affiliate or associate thereof, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant, and (F) any other information relating to such stockholder and beneficial owner or owners, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, including a representation that such stockholder and any such beneficial owner intends, or is part of a group that intends, to deliver a proxy statement and form of proxy to solicit the holders of at least 67% of the voting power of shares entitled to vote in the election of directors in support of director nominees other than the Corporation’s nominees in accordance with Rule 14a-19 under the Exchange Act (“Rule 14a-19”). A notice as to a nomination must also be accompanied by (A) a written representation and agreement of the nominee (in the form provided by the Corporation upon written request of any stockholder of record thereof) that such nominee (I) is not and will not become a party to (1) any compensatory, payment, reimbursement, indemnification or other financial agreement, arrangement or understanding with any person or entity in connection with service or action as a director of the Corporation that has not been disclosed to the Corporation, (2) any agreement, arrangement or understanding with any person or entity as to how the nominee would vote or act on any issue or question as a director (a “Voting Commitment”) that has not been disclosed to the Corporation or (3) any Voting Commitment that could limit or interfere with the nominee’s ability to comply, if elected as a director of the Corporation, with his or her fiduciary duties under applicable law, (II) has read and agrees, if elected as a director of the Corporation, to sign and adhere to the Corporation’s corporate governance guidelines and codes of conduct and any other Corporation policies and guidelines applicable to directors, and (III) if elected as a director of the Corporation, intends to serve the entire term until the next Annual Meeting and (B) a written questionnaire required of the Corporation’s directors and officers completed by the nominee (in the form provided by the Corporation upon written request of any stockholder of record thereof). In the case of any proposed nomination for election or re-election as a director, the Corporation may require any proposed nominee to furnish, within five (5) Business Days of any such request, such other information as may reasonably be required by the Corporation to determine whether such proposed nominee is qualified to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee. For purposes of these Bylaws, “Business Day” shall mean any day other than a Saturday, a Sunday, or a day on which banking institutions in the State of Minnesota are authorized or obligated by law or executive order to close.

(ii) No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 2.7. In no event may a stockholder provide notice as to nominations pursuant to this Section 2.7(b) with respect to a greater number of director candidates (as alternates or otherwise) than are subject to election by stockholders at the applicable Annual Meeting or Special Meeting. If the Chair of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chair shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

(iii) Notwithstanding the foregoing provisions of this Section 2.7(b), unless otherwise required by law, (A) no stockholder giving notice as to other business pursuant to Section 2.7 or nominations pursuant to this Section 2.7(b) shall solicit proxies in support of director nominees other than the Corporation’s nominees unless such stockholder has complied with Rule 14a-19 in connection with the solicitation of such proxies, including the provision to the Corporation of notices required hereunder in a timely manner, and (B) if any such stockholder (I) provides notice pursuant to Rule 14a-19(b) and (II) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3), including the provision to the Corporation of notices required thereunder in a timely manner, or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such stockholder has met the requirements of Rule 14a-19(a)(3) in accordance with the following sentence, then the Corporation shall disregard any proxies or votes solicited for such stockholder’s nominees. If any stockholder providing notice as to nominations pursuant to this Section 2.7(b) provides notice pursuant to Rule 14a-19(b), then such stockholder shall (1) promptly notify the Corporation if it subsequently fails to comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) and (2) deliver to the Corporation, no later than seven (7) Business Days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3).

(iv) Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board.

(v) The term “Share Information” shall mean (A) the class or series and number of shares of the Corporation that are owned, directly or indirectly, of record and/or beneficially by a stockholder, any beneficial owner on whose behalf the stockholder is acting and any of their respective affiliates, (B) any option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a “Derivative Instrument’) directly or indirectly owned beneficially by such stockholder, any such beneficial owner and any of their respective affiliates, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, (C) any proxy, contract, agreement, arrangement, understanding, or relationship pursuant to which such stockholder has a right to vote any shares of any security of the Corporation, (D) any short interest in any security of the Corporation (for purposes of these Bylaws, a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (E) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder that are separated or separable from the underlying shares of the Corporation, (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or beneficial owner is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (G) any performance-related fees (other than asset-based fee) that such stockholder, any such beneficial owner and any of their respective affiliates are entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such person’s immediate family sharing the same household.

(c) Other Stockholder Proposals. For all business other than director nominations, a Proposing Stockholder’s notice to the Secretary shall set forth as to each matter the Proposing Stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting; (ii) the reasons for conducting such business at the annual meeting; (iii) the text of any proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment); (iv) any substantial interest (within the meaning of Item 5 of Schedule 14A under the Exchange Act) in such business of such stockholder and the beneficial owner (within the meaning of Section 13(d) of the Exchange Act), if any, on whose behalf the business is being proposed; (v) any other information relating to such stockholder and beneficial owner, if any, on whose behalf the proposal is being made, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal and pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder; (vi) a description of all agreements, arrangements, or understandings between or among such stockholder, the beneficial owner, if any, on whose behalf the proposal is being made, any of their affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such business and any material interest of such stockholder, beneficial owner, or any of their affiliates or associates, in such business, including any anticipated benefit therefrom to such stockholder, beneficial owner, or their affiliates or associates; and (vii) the information required by Section 2.7(b)(i)(6) above.

(d) Special Meetings of Stockholders.

(i) Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders called either by stockholders pursuant to Section 2.2 of these Bylaws or in the event by the Board at which directors are to be elected pursuant to the Corporation’s notice of meeting: (i) by or at the direction of the Board or any committee thereof, or (ii) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 2.7(d) is delivered to the Secretary, who is entitled to vote at the meeting, and upon such election and who complies with the notice procedures set forth in this Section 2.7.

(ii) In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if such stockholder delivers a stockholder’s notice that complies with the requirements of Section 2.7(b) to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of: (x) the 90th day prior to such special meeting; or (y) the 10th day following the date of the first Public Disclosure of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the Public Disclosure of an adjournment or postponement of a special meeting commence a new time period (or extend any notice time period).

(e) Effect of Noncompliance. Only such persons who are nominated in accordance with the procedures set forth in this Section 2.7 shall be eligible to be elected at any meeting of stockholders of the Corporation to serve as directors and only such other business shall be conducted at a meeting as shall be brought before the meeting in accordance with the procedures set forth in this Section 2.7. If any proposed nomination was not made or proposed in compliance with this Section 2.7, or other business was not made or proposed in compliance with this Section 2.7, then except as otherwise required by law, the chair of the meeting shall have the power and duty to declare that such nomination shall be disregarded or that such proposed other business shall not be transacted.

Notwithstanding anything in these Bylaws to the contrary, unless otherwise required by law, if a Proposing Stockholder intending to propose business or make nominations at an annual meeting or propose a nomination at a special meeting pursuant to this Section 2.7 does not provide the information required under this Section 2.7 to the Corporation, including the updated information required by Section 2.7(b)(i)(6)(B), Section 2.7(b)(i)(6)(C), and Section 2.7(b)(i)(6)(D) within five Business Days after the record date for such meeting or the Proposing Stockholder (or a qualified representative of the Proposing Stockholder) does not appear at the meeting to present the proposed business or nominations, such business or nominations shall not be considered or brought before the meeting, notwithstanding that proxies in respect of such business or nominations may have been received by the Corporation. For the avoidance of doubt, the obligation to update and supplement as set forth in this Section 2.7 or any other section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any stockholder’s notice, including, without limitation, any representation required herein, extend any applicable deadlines under these Bylaws or enable or be deemed to permit a stockholder who has previously submitted a stockholder’s notice under these Bylaws to change any representation that was previously made pursuant to this Section 2.7, to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business and/or resolutions proposed to be brought before a meeting of stockholders.

(f) Rule 14a-8. This Section 2.7 shall not apply to a proposal proposed to be made by a stockholder if the stockholder has notified the Corporation of the stockholder’s intention to present the proposal at an annual or special meeting only pursuant to and in compliance with Rule 14a-8 under the Exchange Act and such proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such meeting.

(g) In addition to the provisions of this Section 2.7, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.7, including, without limitation, Section 2.7(e), shall be deemed to affect any rights of the holders of Preferred Stock to elect directors pursuant to the Certificate of Incorporation.

(h) Notwithstanding anything in Section 2.7 to the contrary, in the event that the number of directors is increased and there is no Public Disclosure of the appointment of a director, or, if no appointment was made, of the vacancy, made by the Corporation at least 10 days before the last day a stockholder may deliver a notice of nomination in accordance with Section 2.7, a stockholder’s notice required by this Section 2.7 and which complies with the requirements in Section 2.7(b), other than the timing requirements in Section 2.7(a), shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such Public Disclosure is first made by the Corporation.

Section 2.8. Conduct of Meetings. The chair of each annual and special meeting of stockholders shall be the Chair of the Board or, in the absence (or inability or refusal to act) of the Chair of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chair of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these Bylaws or such rules and regulations as adopted by the Board, the chair of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting (whether or not a quorum is present and for any or no reason), to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chair of the meeting, may include, without limitation, the following:

(a) the establishment of an agenda or order of business for the meeting;

(b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting;

(c) rules and procedures for maintaining order at the meeting and the safety of those present;

(d) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chair of the meeting shall determine;

(e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and

(f) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chair of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chair of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chair of the meeting may appoint any person to act as secretary of the meeting.

Section 2.9. No Action by Stockholders Without a Meeting. Subject to the rights of holders of any class or series of Preferred Stock then outstanding, any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with these Bylaws and the DGCL and may not be taken by written consent of stockholders without a meeting.

ARTICLE III

DIRECTORS

Section 3.1. Powers; Number. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things, including, without limitation, adopting rules and procedures as it may deem proper for the conduct of its meetings and the management of the Corporation, as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders. Directors need not be stockholders or residents of the State of Delaware. Subject to any limitations in the laws of the State of Delaware, the Certificate of Incorporation or these Bylaws, the number of directors may be changed from time to time by resolutions adopted by the Board. Each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

Section 3.2. Vacancies and Newly Created Directorships. Subject to the rights of holders of any series of Preferred Stock to elect persons to the Board, any newly created directorship or any vacancy on the Board, however occurring, may be filled only by vote of a majority of the Directors then in office, although less than a quorum, or by a sole remaining Director and not by the stockholders. A person elected to fill a vacancy on the Board shall be elected for the unexpired term of such person’s predecessor in office, and a person appointed to fill a newly created directorship resulting from an increase in the size of the Board shall hold office until next annual meeting of stockholders and until the election and qualification of such person’s successor and be subject to such person’s earlier death, resignation or removal.

Section 3.3. Resignation. Any director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later effective date or upon the happening of an event or events as is therein specified. A verbal resignation shall not be deemed effective until confirmed by the director in writing or by electronic transmission to the Corporation. When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 3.4. Removal. Subject to the rights of holders of any series of Preferred Stock to elect persons to the Board and the requirements of any exchange on which the Corporation’s securities may be listed, members of the Board may be removed, with or without cause, by the affirmative vote of the holders of at least a majority of the total voting power of the issued and outstanding shares of the Corporation’s capital stock entitled to vote thereon, voting together as a single class.

Section 3.5. Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation of directors, including for service on a committee of the Board, and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.

ARTICLE IV

BOARD MEETINGS

Section 4.1. Regular Meetings. Regularly scheduled, periodic meetings of the Board may be held without notice at such times, dates and places, if any, within or without the State of Delaware, as shall from time to time be determined by the Board.

Section 4.2. Special Meetings. Special meetings of the Board (a) may be called by the Chair of the Board or President and (b) shall be called by the Chair of the Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place, if any, within or without the State of Delaware, as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given, as provided in Section 9.3, to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least three days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the director(s) who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Certificate of Incorporation, or these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if notice of the meeting is waived in accordance with Section 9.4.

Section 4.3. Quorum; Required Vote. A majority of the whole Board shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these Bylaws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 4.4. Consent In Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. A consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.5. Organization. The chair of each meeting of the Board shall be the Chair of the Board or, in the absence (or inability or refusal to act) of the Chair of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or in the absence (or inability or refusal to act) of the President or if the President is not a director, a chair elected from the directors present. The Secretary shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chair of the meeting may appoint any person to act as secretary of the meeting.

ARTICLE V

COMMITTEES OF DIRECTORS

Section 5.1. Establishment. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board when required by the resolution designating such committee. The Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.

Section 5.2. Available Powers. Any committee established pursuant to Section 5.1 hereof, to the extent permitted by applicable law and by resolution of the Board, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it.

Section 5.3. Alternate Members. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.

Section 5.4. Procedures. Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. At meetings of a committee, a majority of the then serving members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Incorporation, these Bylaws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. Unless the Board otherwise provides and except as provided in these Bylaws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article III and Article IV of these Bylaws.

ARTICLE VI

OFFICERS

Section 6.1. Officers. The officers of the Corporation elected by the Board shall be a Chief Executive Officer, a Chief Financial Officer, a Secretary and such other officers (including without limitation, a Chair of the Board, Presidents, Vice Presidents, Assistant Secretaries and a Treasurer) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article VI. Such officers shall also have such powers and duties as may be provided in these Bylaws and from time to time may be conferred by the Board. The Chief Executive Officer or President may also appoint such other officers (including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these Bylaws or as may be prescribed by the Board or, if such officer has been appointed by the Chief Executive Officer or President, as may be prescribed by the appointing officer.

(a) Chair of the Board. The Chair of the Board shall preside when present at all meetings of the stockholders and the Board. The Chair of the Board shall have general supervision and control subject to the ultimate authority of the Board. In the absence (or inability or refusal to act) of the Chair of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The powers and duties of the Chair of the Board shall not include supervision or control of the preparation of the financial statements of the Corporation (other than through participation as a member of the Board). The position of Chair of the Board and Chief Executive Officer may be held by the same person.

(b) Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters, except to the extent any such powers and duties have been prescribed to the Chair of the Board pursuant to Section 6.1(a) above. In the absence (or inability or refusal to act) of the Chair of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The position of Chief Executive Officer and President may be held by the same person.

(c) President. In the absence (or inability or refusal to act) of the Chair of the Board and Chief Executive Officer, the President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The President shall also perform such duties and have such powers as shall be designated by the Board. The position of President and Chief Executive Officer may be held by the same person.

(d) Vice Presidents. In the absence (or inability or refusal to act) of the President, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board) shall perform the duties and have the powers of the President. Each Vice President of the Corporation shall have such powers and perform such duties as may be assigned to him or her from time to time by the Board, the Chief Executive Officer or the President, or that are incident to the office of Vice President.

(e) Secretary.

(i) The Secretary shall attend all meetings of the stockholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board and shall perform such other duties as may be prescribed by the Board, the Chair of the Board, Chief Executive Officer or President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The

Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.

(ii) The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.

(f) Assistant Secretaries. The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.

(g) Chief Financial Officer. The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, the Chief Executive Officer or the President may authorize).

(h) Treasurer. The Treasurer shall, in the absence (or inability or refusal to act) of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer. The Treasurer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board, the Chief Executive Officer, the President and the Chief Financial Officer (if not the Treasurer) shall designate from time to time.

Section 6.2. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board or to the Chief Executive Officer, or if no Chief Executive Officer is then serving, the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

Section 6.3. Term of Office; Removal; Vacancies. The elected officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly elected and qualified by the Board or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by the Chief Executive Officer or President may also be removed, with or without cause, by the Chief Executive Officer or President, as the case may be, unless the Board otherwise provides. Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by the Chief Executive Officer or President may be filled by the Chief Executive Officer, or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer.

Section 6.4. Other Officers; Duties of Officers May Be Delegated. Such other officers as the Board may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board. The Board may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers. In case any officer is absent, or for any other reason that the Board may deem sufficient, the Chief Executive Officer or the President or the Board may delegate for the time being the powers or duties of such officer to any other officer or to any director.

Section 6.5. Multiple Officeholders; Stockholder and Director Officers. Any number of offices may be held by the same person unless the Certificate of Incorporation or these Bylaws otherwise provide. Officers need not be stockholders or residents of the State of Delaware.

ARTICLE VII

SHARES

Section 7.1. Certificated and Uncertificated Shares. The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.

Section 7.2. Multiple Classes of Stock. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the Corporation shall (a) cause the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights to be set forth in full or summarized on the face or back of any certificate that the Corporation issues to represent shares of such class or series of stock or (b) in the case of uncertificated shares, within a reasonable time after the issuance or transfer of such shares, send to the registered owner thereof a written notice containing the information required to be set forth on certificates as specified in clause (a) above; provided, however, that, except as otherwise provided by applicable law, in lieu of the foregoing requirements, there may be set forth on the face or back of such certificate or, in the case of uncertificated shares, on such written notice a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

Section 7.3. Signatures. Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by any two authorized officers (with each of the Chair of the Board, Chief Executive Officer, the President, Vice Presidents, the Treasurer, Assistant Treasurers, the Secretary and Assistant Secretaries constituting authorized officers of the Corporation for this purpose). Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

Section 7.4. Consideration and Payment for Shares.

(a) Subject to applicable law and the Certificate of Incorporation, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by the Board. The consideration may consist of any tangible or intangible property or any benefit to the Corporation including, without limitation, cash, promissory notes, services performed, contracts for services to be performed or other securities, or any combination thereof.

(b) Subject to applicable law and the Certificate of Incorporation, shares may not be issued until the full amount of the consideration has been paid, unless upon the face or back of each certificate issued to represent any partly paid shares of capital stock or upon the books and records of the Corporation in the case of partly paid uncertificated shares, there shall have been set forth the total amount of the consideration to be paid therefor and the amount paid thereon up to and including the time said certificate representing certificated shares or said uncertificated shares are issued.

Section 7.5. Lost, Stolen or Destroyed Certificates. The Board or the Secretary may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board or the Secretary may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner’s legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

Section 7.6. Registered Stockholders. Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.

Section 7.7. Effect of the Corporation’s Restriction on Transfer.

(a) A written restriction on the transfer or registration of transfer of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, if permitted by the DGCL and noted conspicuously on the certificate representing such shares or, in the case of uncertificated shares, contained in a notice sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares, may be enforced against the holder of such shares or any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

(b) A restriction imposed by the Corporation on the transfer or the registration of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, even if otherwise lawful, is ineffective against a person without actual knowledge of such restriction unless: (i) the shares are certificated and such restriction is noted conspicuously on the certificate; or (ii) the shares are uncertificated and such restriction was contained in a notice sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares.

Section 7.8. Regulations. The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

ARTICLE VIII

INDEMNIFICATION

Section 8.1. Right to Indemnification. To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees) actually and reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board.

Section 8.2. Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 8.1, an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys’ fees) actually and reasonably incurred in defending or otherwise participating in any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation’s receipt of an undertaking (hereinafter an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VIII or otherwise. Payment of such expenses actually and reasonably incurred by such person, may be made by the Corporation, subject to such terms and conditions as the general counsel of the Corporation in his or her discretion deems appropriate.

Section 8.3. Non-Exclusivity of Rights. The rights provided to any Indemnitee pursuant to this Article VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL.

Section 8.4. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, enterprise, or nonprofit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

Section 8.5. Indemnification of Other Persons; Other Indemnification. This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII. The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit entity.

Section 8.6. Amendments. Any amendment, repeal, or modification of this Article VIII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

Section 8.7. Certain Definitions. For purposes of this Article VIII, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.

Section 8.8. Contract Rights. The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Section 8.9. Severability. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE IX

MISCELLANEOUS

Section 9.1. Place of Meetings. If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these Bylaws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.

Section 9.2. Fixing Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the Business Day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the Business Day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 9.2(a) at the adjourned meeting.

(b) For the purpose of determining stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than 10 (or the maximum number permitted by applicable law) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by the DGCL, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is required by the DGCL, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 9.3. Means of Giving Notice.

(a) Notice to Directors. Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by mail, or by a nationally recognized delivery service, (ii) by means of facsimile telecommunication, electronic mail or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.

(b) Notice to Stockholders. Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, (ii) by electronic mail or (iii) by means of another form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, (iv) if by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by Section 232 and (v) if given by a form of electronic transmission (other than electronic mail) consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (C) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(c) Electronic Transmission. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.

(d) Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(e) Exceptions to Notice Requirements. Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, to any stockholder to whom (1) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (2) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (1) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.

Section 9.4. Waiver of Notice. Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these Bylaws, a written waiver of such notice, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.5. Meeting Attendance via Remote Communication Equipment.

(a) Stockholder Meetings. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders entitled to vote at such meeting and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(i) participate in a meeting of stockholders; and

(ii) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (B) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and, if entitled to vote, to vote on matters submitted to the applicable stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.

(b) Board Meetings. Unless otherwise restricted by applicable law, the Certificate of Incorporation or these Bylaws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard. Such participation in a meeting shall constitute presence in person at the meeting.

Section 9.6. Dividends. The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.

Section 9.7. Reserves. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board shall think conducive to the interests of the Corporation, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 9.8. Contracts and Negotiable Instruments. Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chair of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chair of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person’s supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power. All checks, notes, drafts, or other orders for the payment of money of the Corporation shall be signed, endorsed, or accepted in the name of the Corporation by such officer, officers, person, or persons as from time to time may be designated by the Board or by an officer or officers authorized by the Board to make such designation.

Section 9.9. Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board.

Section 9.10. Seal. The Board may adopt a corporate seal, which shall be in such form as the Board determines. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced, as may be prescribed by law or by the Board.

Section 9.11. Books and Records. The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the DGCL. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

Section 9.12. Surety Bonds. Such officers, employees and agents of the Corporation (if any) as the Chair of the Board, Chief Executive Officer, President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chair of the Board, Chief Executive Officer, President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.

Section 9.13. Securities of Other Corporations. Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chair of the Board, Chief Executive Officer, President, any Vice President or any officers authorized by the Board. Any such officer, may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.

Section 9.14. Amendments. These Bylaws may be adopted, amended, altered or repealed by the Board or the stockholders in the manner provided in the Certificate of Incorporation.

ANNEX I: CERTIFICATE OF AMENDMENT

FRANCISCO V. AGUILAR Secretary of State 401 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Profit Corporation:

Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)

Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)

Officer’s Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity as on file with the Nevada Secretary of State:
Kintara Therapeutics, Inc.

Entity or Nevada Business Identification Number (NVID):

2. Restated or Amended and Restated Articles: (Select one) (If amending and restating only, complete section 1,2 3, 5 and 6)	☐ Certificate to Accompany Restated Articles or Amended and Restated Articles
☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolutionof the board of directors adopted on:
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.
☐ Amended and Restated Articles * Restated or Amended and Restated Articles must be included with this filing type.

3. Type of Amendment Filing Being Completed: (Select only one box) (If amending, complete section 1, 3, 5 and 6.)	☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock) The undersigned declare that they constitute at least two-thirds of the following:
	(Check only one box)	☐ incorporators	☐ board of directors
The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued
☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:
Or ☐ No action by stockholders is required, name change only.
☐ Officer’s Statement (foreign qualified entities only) -

Name in home state, if using a modified name in Nevada:

Jurisdiction of formation:
Changes to takes the following effect:
	☐ The entity name has been amended.		☐ Dissolution
	☐ The purpose of the entity has been amended.		☐ Merger
	☐ The authorized shares have been amended.		☐ Conversion
☐ Other: (specify changes)

* Officer’s Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.	Page 1 of 2
Revised: 9/1/2023

I-1

FRANCISCO V. AGUILAR Secretary of State 401 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Profit Corporation:

Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)

Certificate to Accompany Restated Articles or Amended and

Restated Articles (PURSUANT TO NRS 78.403)

Officer’s Statement (PURSUANT TO NRS 80.030)

4. Effective Date and	Date:	Time:
Time: (Optional)	(must not be later than 90 days after the certificate is filed)

5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect:
	☐	The entity name has been amended.
	☐	The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)
	☐	The purpose of the entity has been amended.
	☐	The authorized shares have been amended.
	☐	The directors, managers or general partners have been amended.
	☐	IRS tax language has been added.
	☐	Articles have been added.
	☐	Articles have been deleted.
	☒	Other.
The articles have been amended as follows: (provide article numbers, if available)
Article 3 is amended as set forth below
(attach additional page(s) if necessary)

6. Signature: (Required)	X
		Signature of Officer or Authorized Signer	Title

X
		Signature of Officer or Authorized Signer	Title

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below: (attach additional page(s) if necessary)
Article 3 is amended as of the effective date and time to provide that each [ ] share of issued and outstanding common stock, par value $0.001 per share, will be consolidated into one (1) share of common stock, par value $0.001 per share. No fractional shares will be issued. Any fractional shares resulting from the reverse stock split will be rounded up to the nearest whole share.

This form must be accompanied by appropriate fees.	Page 2 of 2
Revised: 9/1/2023

I-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Neither Kintara’s Articles of Incorporation or Kintara’s Bylaws prevent Kintara from indemnifying Kintara’s officers, directors and agents to the extent permitted under the Nevada Revised Statute (“NRS”). NRS Section 78.751 provides that a corporation shall indemnify any director, officer, employee or agent of a corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with any the defense of an action to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.751(a) or 78.751(b), or in defense of any claim, issue or matter therein.

NRS Section 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS Section 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS Section 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.747 provides that except as otherwise provided by specific statute or agreement, no stockholder, director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or controlling persons of Kintara, pursuant to the foregoing provisions, or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed hereby in the Securities Act and we will be governed by the final adjudication of such issue.

Kintara has entered agreements to indemnify Kintara’s directors and officers to the maximum extent allowed under Nevada law. These agreements, among other things, indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in Kintara’s right, on account of any services undertaken by such person on behalf of Kintara or that person’s status as a member of Kintara’s board of directors.

See also the undertakings set out in response to Item 22 of this Registration Statement.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Index

Exhibit Number	Description

2.1††	Agreement and Plan of Merger, dated as of April 2, 2024, by and among Kintara Therapeutics, Inc., Kayak Mergeco, Inc., and TuHURA Biosciences, Inc. (incorporated by reference to Exhibit 2.1 of Kintara’s Current Report on Form 8-K filed with the SEC on April 3, 2024)

2.2	Exchange Agreement, dated January 25, 2013, among Kintara, Exchangeco, Callco, Del Mar (BC) and securityholders of Del Mar (BC) (incorporated by reference to Exhibit 2.1 of Kintara’s Current Report on Form 8-K filed with the SEC on January 31, 2013)

2.3††	Agreement and Plan of Merger and Reorganization, dated June 9, 2020, by and among DelMar Pharmaceuticals, Inc., Adgero Acquisition Corp. and Adgero Biopharmaceuticals Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Kintara’s Current Report on Form 8-K filed with the SEC on June 10, 2020).

3.1	Articles of Incorporation of Kintara (incorporated by reference to Exhibit 3.1 of Kintara’s Registration Statement on Form S-1 filed with the SEC on August 17, 2010)

3.2	Articles of Merger of Kintara (incorporated by reference to Exhibit 3.1(b) of Kintara’s Current Report on Form 8-K filed with the SEC on January 23, 2013)

3.3	Amended and Restated Bylaws of Kintara (incorporated by reference to Exhibit 3.1 of Kintara’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2022)

3.4	Certificate of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 3.1 of Kintara’s Current Report on Form 8-K filed with the SEC on October 3, 2014)

3.5	Certificate of Amendment to Articles of Incorporation (incorporated by reference to Exhibit 3.1 of Kintara’s Current Report on Form 8-K filed with the SEC on January 7, 2013)

3.6	Certificate of Change (incorporated by reference to Exhibit 3.1 of Kintara’s Current Report on Form 8-K filed with the SEC on May 20, 2016)

3.7	Certificate of Designation of Series B Preferred Stock (incorporated by reference to Exhibit 3.1 of Kintara’s Current Report on Form 8-K filed with the SEC on May 5, 2016)

3.8	Certificate of Amendment to the Articles of Incorporation, as amended, of DelMar Pharmaceuticals Inc., dated April 11, 2018 (incorporated by reference to Exhibit 3.1 of Kintara’s Current Report on Form 8-K filed with the SEC on April 13, 2018)

Exhibit Number	Description

3.9	Certificate of Correction to Kintara’s Articles of Incorporation, filed with the Secretary of State of the State of Nevada on April 17, 2019 (incorporated by reference to Exhibit 3.1 of Kintara’s Current Report on Form 8-K filed with the SEC on April 17, 2019)

3.10	Certificate of Change of DelMar Pharmaceuticals, Inc., dated May 7, 2019 and effective May 8, 2019 (incorporated by reference to Exhibit 3.1 of Kintara’s Current Report on Form 8-K filed with the SEC on May 8, 2019)

3.11	Certificate of Amendment to the Articles of Incorporation, as amended, of DelMar Pharmaceuticals Inc., dated June 26, 2019 (incorporated by reference to Exhibit 3.1 of Kintara’s Current Report on Form 8-K filed with the SEC on June 28, 2019)

3.12	Certificate of Amendment to the Articles of Incorporation of Kintara, dated August 19, 2020 (incorporated by reference to Exhibit 3.1 of Kintara’s Current Report on Form 8-K filed with the SEC on August 21, 2020)

3.13	Certificate of Designation of Preferences, Rights and Limitations of Series C-1 Preferred Stock (incorporated by reference to Exhibit 3.2 of Kintara’s Current Report on Form 8-K filed with the SEC on August 21, 2020)

3.14	Certificate of Designation of Preferences, Rights and Limitations of Series C-2 Preferred Stock (incorporated by reference to Exhibit 3.1 of Kintara’s Current Report on Form 8-K filed with the SEC on August 25, 2020)

3.15	Certificate of Designation of Preferences, Rights and Limitations of Series C-3 Preferred Stock (incorporated by reference to Exhibit 3.1 of Kintara’s Current Report on Form 8-K filed with the SEC on September 1, 2020)

3.16	Certificate of Amendment to the Articles of Incorporation, as amended, of Kintara Therapeutics, Inc., dated June 25, 2021 (incorporated by reference to Exhibit 3.1 of Kintara’s Current Report on Form 8-K filed with the SEC on June 28, 2021)

3.17	Certificate of Amendment to the Articles of Incorporation, as amended, of Kintara Therapeutics, Inc., dated June 21, 2022 (incorporated by reference to Exhibit 3.1 of Kintara’s Current Report on Form 8-K filed with the SEC on June 22, 2022)

3.18	Certificate of Change to the Articles of Incorporation, as amended, of Kintara Therapeutics, Inc., dated November 10, 2022 (incorporated by reference to Exhibit 3.1 of Kintara’s Current Report on Form 8-K filed with the SEC on November 14, 2022)

3.19	Certificate of Change to the Articles of Incorporation, as amended, of Kintara Therapeutics, Inc., dated June 30, 2023 (incorporated by reference to Exhibit 3.1 of Kintara’s Current Report on Form 8-K filed with the SEC on June 30, 2023)

3.20	Certificate, Amendment or Withdrawal of Designation of Kintara Therapeutics, Inc., relating to the Special Voting Preferred Stock, filed with the Secretary of State of Nevada on July 12, 2024 (as incorporated by reference to Exhibit 3.1 of Kintara’s Current Report on Form 8-K filed with the SEC on June 12, 2024)

3.21	Certificate, Amendment or Withdrawal of Designation of Kintara Therapeutics, Inc., relating to the Series B Preferred Stock, filed with the Secretary of State of Nevada on July 12, 2024 (as incorporated by reference to Exhibit 3.2 of Kintara’s Current Report on Form 8-K filed with the SEC on June 12, 2024)

3.22*	Certificate of Incorporation of TuHURA Biosciences, Inc. (f/k/a Morphogenesis, Inc.), as currently in effect.

Exhibit Number	Description

3.23*	Amendment to Certificate of Incorporation of TuHURA Biosciences, Inc. (f/k/a Morphogenesis, Inc.), as currently in effect.

3.24*	Bylaws of TuHURA Biosciences, Inc. (f/k/a Morphogenesis, Inc.), as currently in effect.

4.1	Form of Warrant Certificate (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Kintara’s Current Report on Form 8-K/A filed with the SEC on August 15, 2019)

4.2	Form of Pre-Funded Warrant Certificate (incorporated by reference to Exhibit 4.2 of Amendment No. 1 to Kintara’s Current Report on Form 8-K/A filed with the SEC on August 15, 2019)

4.3	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.3 of Amendment No. 1 to Kintara’s Current Report on Form 8-K/A filed with the SEC on August 15, 2019)

4.4	Form of Warrant Agency Agreement (incorporated by reference to Exhibit 4.4 of Amendment No. 1 to Kintara’s Current Report on Form 8-K/A filed with the SEC on August 15, 2019)

4.5	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.1 to Kintara’s Current Report on Form 8-K filed with the SEC on September 1, 2020)

4.6	Description of Securities (incorporated by reference to Exhibit 4.16 to Kintara’s Annual Report on Form 10-K filed with the SEC on September 18, 2020)

4.7	Form of Warrant Certificate (incorporated by reference to Exhibit 4.1 to Kintara’s Current Report on Form 8-K filed with the SEC on September 27, 2021)

4.8	Form of Pre-Funded Warrant Certificate (incorporated by reference to Exhibit 4.2 to Kintara’s Current Report on Form 8-K filed with the SEC on September 27, 2021)

4.9	Form of Placement Agent Warrant Certificate (incorporated by reference to Exhibit 4.3 to Kintara’s Current Report on Form 8-K filed with the SEC on September 27, 2021)

4.10	Form of Investor Warrant (incorporated by reference to Exhibit 4.1 to Kintara’s Current Report on Form 8-K filed with the SEC on April 13, 2022)

4.11	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to Kintara’s Current Report on Form 8-K filed with the SEC on April 13, 2022)

4.12*	Form of Morphogenesis, Inc. Common Stock Purchase Warrant issued in Series A Preferred Offering, as

4.13*	Form of Morphogenesis, Inc. Common Stock Purchase Warrant, dated June 1, 2019, issued for advisory services

4.14*	Form of Morphogenesis, Inc. Common Stock Purchase Warrant issued in Series A-1 Preferred Stock Offering

4.15*	Form of Morphogenesis, Inc. Common Stock Purchase Warrant issued in Note Conversion Transaction

4.16*	Form of Morphogenesis, Inc. Common Stock Purchase Warrant issued in Series B Preferred Stock Offering

4.17*	Form of TuHURA Biosciences, Inc. Common Stock Warrant issued in TuHURA Note Financing

4.18*	Form of Convertible Promissory Note issued in TuHURA Note Financing

4.19**	Form of TuHURA Biosciences, Inc. Series A Preferred Stock Warrant Amendment Agreement

5.1***	Opinion of Fennemore Craig, P.C.

8.1**	Opinion of Lowenstein Sandler, LLP counsel of Kintara Therapeutics, Inc. regarding certain U.S. income tax aspects of the Merger

Exhibit Number	Description

8.2**	Opinion of Foley & Lardner LLP, counsel of TuHURA Biosciences, Inc. regarding certain U.S. income tax aspects of the Merger

10.1	Asset Purchase Agreement, dated as of November 26, 2012, by and between Adgero Biopharmaceuticals Holdings, Inc. and St. Cloud Investments, LLC (incorporated by reference to Exhibit 10.41 to Amendment No. 1 to Kintara’s Registration Statement on Form S-4 filed with the SEC on July 2, 2020)

10.2	Amendment to Asset Purchase Agreement, dated as of May 12, 2014, by and between Adgero Biopharmaceuticals, Inc. and St. Cloud Investments, LLC (incorporated by reference to Exhibit 10.42 to Amendment No. 1 to Kintara’s Registration Statement on Form S-4 filed with the SEC on July 2, 2020)

10.3	Intercompany Funding Agreement, dated January 25, 2013, between Kintara and Exchangeco (incorporated by reference to Exhibit 10.1 of Kintara’s Current Report on Form 8-K filed with the SEC on January 31, 2013)

10.4	Support Agreement, dated January 25, 2013, among Kintara, Exchangeco and Callco (incorporated by reference to Exhibit 10.2 of Kintara’s Current Report on Form 8-K filed with the SEC on January 31, 2013)

10.5	Voting and Exchange Trust Agreement, dated January 25, 2013, among Kintara, Callco, Exchangeco, and the Trustee (incorporated by reference to Exhibit 10.3 of Kintara’s Current Report on Form 8-K filed with the SEC on January 31, 2013)

10.6†	Memorandum of Understanding and Collaboration Agreement between Guangxi Wuzhou Pharmaceutical (Group) Co. Ltd. and Del Mar (BC) (incorporated by reference to Exhibit 10.8 of Kintara’s Current Report on Form 8-K filed with the SEC on January 31, 2013)

10.7†	Patent Assignment Agreement, dated September 12, 2010, between Del Mar (BC) and Valent (incorporated by reference to Exhibit 10.9 of Kintara’s Current Report on Form 8-K/A filed with the SEC on March 14, 2013)

10.8	Amendment, dated January 21, 2013, to Patent Assignment Agreement, dated September 12, 2010, between Del Mar (BC) and Valent (incorporated by reference to Exhibit 10.10 of Kintara’s Current Report on Form 8-K/A filed with the SEC on March 14, 2013)

10.9	Consulting Agreement, effective January 1, 2015 between Del Mar (BC) and Dennis Brown (incorporated by reference to Exhibit 10.17 of Kintara’s Registration Statement on Form S-1 filed with the SEC on April 10, 2015)

10.10	Form of Royalty Agreement (incorporated by reference to Exhibit 10.2 of Kintara’s Current Report on Form 8-K filed with the SEC on May 5, 2016)

10.11	Employment Agreement among Delmar Pharmaceuticals Inc., Delmar Pharmaceuticals (BC) Ltd. and Scott Praill (incorporated by reference to Exhibit 10.2 of Kintara’s Quarterly Report on Form 10-Q filed with the SEC on February 10, 2017)

10.12	Amendment to Consulting Agreement between Delmar Pharmaceuticals (BC) Ltd. and Dennis Brown (incorporated by reference to Exhibit 10.3 of Kintara’s Quarterly Report on Form 10-Q filed with the SEC on February 10, 2017)

10.13	2017 Omnibus Equity Incentive Plan (As Amended and Restated Effective as of February 1, 2018) (incorporated by reference to Exhibit 10.4 of Kintara’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2018)

10.14	Form of Performance Share Unit Award Agreement (incorporated by reference to Exhibit 99.2 of Kintara’s Current Report on Form 8-K filed with the SEC on July 12, 2017)

Exhibit Number	Description

10.15	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.1 of Kintara’s Current Report on Form 8-K filed with the SEC on Jun 25, 2018)

10.16	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.43 to Amendment No. 1 to Kintara’s Registration Statement on Form S-4 filed with the SEC on July 2, 2020)

10.17	Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 to Kintara’s Current Report on Form 8-K filed with the SEC on August 21, 2020)

10.18	Placement Agency Agreement, dated June 24, 2020, by and among DelMar Pharmaceuticals, Inc. and Aegis Capital Corp. (incorporated by reference to Exhibit 10.4 to Kintara’s Current Report on Form 8-K filed with the SEC on August 21, 2020)

10.19	Amendment to the 2017 Omnibus Equity Incentive Plan of Kintara Therapeutics, Inc. (incorporated by reference to Exhibit 10.26 to Kintara’s Annual Report on Form 10-K filed with the SEC on September 18, 2020)

10.20	Amendment to the 2017 Omnibus Equity Incentive Plan of Kintara Therapeutics, Inc. (incorporated by reference to Exhibit 10.27 to Kintara’s Annual Report on Form 10-K filed with the SEC on September 28, 2021)

10.21	Form of Securities Purchase Agreement, dated September 23, 2021 (incorporated by reference to Exhibit 10.1 to Kintara’s Current Report on Form 8-K filed with the SEC on September 27, 2021)

10.22	Executive Employment Agreement, dated November 8, 2021, by and between Kintara and Robert E. Hoffman (incorporated by reference to Exhibit 10.1 to Kintara’s Current Report on Form 8-K filed with the SEC on November 12, 2021)

10.23	Form of Securities Purchase Agreement, dated April 12, 2022, by and between Kintara Therapeutics, Inc. and the purchasers named therein (incorporated by reference to Exhibit 10.1 to Kintara’s Current Report on Form 8-K filed with the SEC on April 13, 2022)

10.24	Placement Agency Agreement, dated April 12, 2022, by and between Kintara Therapeutics, Inc. and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.2 to Kintara’s Current Report on Form 8-K filed with the SEC on April 13, 2022)

10.25	Purchase Agreement, dated as of August 2, 2022, by and between Kintara and Lincoln Park Capital Fund, LLC (incorporated by reference to Exhibit 10.1 to Kintara’s Current Report on Form 8-K filed with the SEC on August 3, 2022)

10.26	Registration Rights Agreement, dated as of August 2, 2022, by and between Kintara and Lincoln Park Capital Fund, LLC (incorporated by reference to Exhibit 10.2 to Kintara’s Current Report on Form 8-K filed with the SEC on August 3, 2022)

10.27	Sales Agreement, dated as of September 19, 2023, by and between Kintara and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 1.1 to Kintara’s Current Report on Form 8-K filed with the SEC on September 19, 2023)

10.28	Form of Kintara Support Agreement (incorporated by reference to Exhibit 10.1 of Kintara’s Current Report on Form 8-K filed with the SEC on April 3, 2024)

10.29	Form of TuHURA Support Agreement (incorporated by reference to Exhibit 10.2 of Kintara’s Current Report on Form 8-K filed with the SEC on April 3, 2024)

10.30	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.3 of Kintara’s Current Report on Form 8-K filed with the SEC on April 3, 2024)

10.31	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.4 of Kintara’s Current Report on Form 8-K filed with the SEC on April 3, 2024)

Exhibit Number	Description

10.32*	Amended and Restated Equity Plan of Morphogenesis, Inc.

10.33*	Form of Option Agreement under the Amended and Restated Equity Plan of Morphogenesis, Inc.

10.34*	Second Amended and Restated Employment Agreement, dated March 29, 2024, between TuHURA Biosciences, Inc. and Dan Dearborn.

10.35*	Second Amended and Restated Employment Agreement, dated March 29, 2024, between TuHURA Biosciences, Inc. and James Bianco, M.D.

10.36*	Employment Agreement, dated December 19, 2023, between TuHURA Biosciences, Inc. and Dennis Yamashita

10.37*†	Exclusive License Agreement, dated March 29, 2019, between Morphogenesis, Inc. and H. Lee Moffitt Cancer Center and Research Institute, Inc., as amended.

10.38*†	Exclusive License Agreement, dated April 23, 2021, between Morphogenesis, Inc. and H. Lee Moffitt Cancer Center and Research Institute, Inc., as amended.

10.39*†	Restated and Amended Exclusive License Agreement, effective September 7, 2022, between TuHURA Biopharma, Inc. and West Virginia Research Corporation.

10.40*†	Asset Purchase Agreement, dated January 26, 2023, between TuHURA Biopharma Inc. and Morphogenesis, Inc.

10.41*†	Exclusivity and Right of First Offer Agreement, dated July 3, 2024, between TuHURA Biosciences, Inc. and Kineta, Inc.

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Kintara’s Annual Report on Form 10-K filed with the SEC on September 19, 2023)

23.1**	Consent of Marcum, LLP, independent registered public accounting firm of Kintara Therapeutics, Inc.

23.2**	Consent of Cherry Bekaert, LLP, independent registered public accounting firm of TuHURA Biosciences, Inc.

23.3***	Consent of Fennemore Craig, P.C. (included in Exhibit 5.1)

23.4**	Consent of Lowenstein Sandler, LLP (included in Exhibit 8.1)

23.5**	Consent of Foley & Lardner LLP (included in Exhibit 8.2)

24.1*	Power of Attorney (included on the signature page of the Registration Statement)

99.1**	Form of Proxy Card of Kintara Therapeutics, Inc.

99.2*	Consent of Lucid Capital Markets, LLC

99.3*	Consent of James Manuso, Ph.D, MBA to serve as a director of Kintara Therapeutics, Inc., to be renamed TuHURA Biosciences, Inc.

99.4*	Consent of James Bianco, M.D. to serve as a director of Kintara Therapeutics, Inc., to be renamed TuHURA Biosciences, Inc.

99.5*	Consent of Alan List, M.D. to serve as a director of Kintara Therapeutics, Inc., to be renamed TuHURA Biosciences, Inc.

99.6*	Consent of George Ng to serve as a director of Kintara Therapeutics, Inc., to be renamed TuHURA Biosciences, Inc.

EX-101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

EX-101.SCH	Inline XBRL Taxonomy Extension Schema Document

EX-101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

EX-101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description

EX-101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

EX-101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

107*	Filing fee table

†

Confidential treatment is requested for certain confidential portions of this exhibit pursuant to Rule 24b-2 under the Exchange Act. In accordance with Rule 24b-2, these confidential portions have been omitted from this exhibit and filed separately with the Securities and Exchange Commission.

††

Schedule has been omitted pursuant to Item 601(a)(5) of Regulation S-K. Kintara hereby undertakes to furnish copies of any of the omitted schedules upon request by the Securities and Exchange Commission.

*	Previously filed.
**	Filed herewith.
***	To be filed by amendment

Item 22. Undertakings

The undersigned registrant hereby undertakes:

A.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the o reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant hereby undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.

The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

I.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

J.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, CA on August 8, 2024.

KINTARA THERAPEUTICS, INC.

By:	/s/ Robert E. Hoffman

Name:	Robert E. Hoffman
Title:	Chief Executive Officer and Interim Chief Financial Officer (Principal Executive Officer and Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities indicated:

SIGNATURE	TITLE	DATE

/s/ Robert E. Hoffman Robert E. Hoffman	Chief Executive Officer, Interim Chief Financial Officer, Director (Principal Executive Officer and Principal Financial and Accounting Officer)	August 8, 2024

* Tamara A. Favorito	Director	August 8, 2024

* Robert J. Toth	Director	August 8, 2024

* Laura Johnson	Director	August 8, 2024

*By:	/s/ Robert E. Hoffman
Robert E. Hoffman
Attorney-in-Fact